a2a
energie in comune

[redacted]

08004615

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SUPPL

BY COURIER

August 8, 2008

AEM SPA

SEC Mail
Mail Processing
Section
AUG 1 8 2008
Washington, DC
106

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy of this documents:

- "A2A Group – Quarterly Report at March 31, 2008";
- "Pro-forma figures of the A2A Group restated at December 31, 2007 and Pro-forma figures of the A2A Group at March 31, 2007".

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
SEP 0 2 2008
THOMSON REUTERS

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

Pro-forma figures of the A2A Group restated at December 31, 2007 and Pro-forma figures of the A2A Group at March 31, 2007

This is a translation of the Italian original "Dati "pro forma" del Gruppo A2A restated al 31 dicembre 2007 e dati "pro forma" del Gruppo A2A al 31 marzo 2007" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu

CONTENTS

SUMMARY OF PRO-FORMA FIGURES RESTATED AT DECEMBER 31, 2007 AND MARCH 31, 2007

	Pro-forma 2007 figures of the A2A Group*	Effects of the change in accounting policy	Pro-forma 2007 figures of the A2A Group restated at 12/31/2007	Pro-forma figures of the A2A Group at 3/31/2007
Months	12	12	12	3
Income statement figures (in millions of euro)				
Total revenues	10,103	(4,928)	**5,175**	**1,537**
Gross profit from operations	1,936	(923)	**1,013**	**316**
Profit from operations	1,134	(450)	**684**	**241**
Net profit for the year pertaining to the Group and minority interests	721	(118)	**603**	**162**
Net profit for the year pertaining to the Group	521	0	**521**	**146**
Balance sheet figures (in millions of euro)				
Net capital employed	12,261	(4,207)	**8,054**	**7,029**
Equity	6,490	(1,785)	**4,705**	**4,485**
of which:				
of the Group	3,880	0	**3,880**	**3,675**
of minority interests	2,610	(1,785)	**825**	**810**
Net debt**	(5,771)	2,422	**(3,349)**	**(2,544)**
Indicators per share (in euro)				
Net profit of the Group per share	0.166		**0.166**	**0.047**
Consolidated equity of the Group per share	1.238		**1.238**	**1.173**
Number of shares used:				
ordinary shares issued	3,132,905,277	0	**3,132,905,277**	**3,132,905,277**

* at December 31, 2007, approved by the Management Board of A2A on March 27, 2008 and published on the same date

** the pro-forma net debt includes payment of the extraordinary dividends of 85 million euro

THE MERGERS OF AEM/AMSA AND AEM/ASM AND THE A2A GROUP

December 24, 2007 saw the signing of the merger deeds[1] (the "Operations") as a result of which, from January 1, 2008, AMSA Holding S.p.A. ("AMSA")[2] and ASM Brescia S.p.A. were absorbed by AEM S.p.A. ("AEM"). AEM S.p.A. then changed its name to A2A S.p.A. As a result, the share capital of AEM S.p.A. (now A2A S.p.A.) increased from Euro 936,024,648 to Euro 1,629,110,744.

The Group is principally involved in the production, sale and distribution of electricity, in the sale and distribution of gas and in the production, sale and distribution of heat through district heating networks, as well as in management of the waste cycle and of the integrated water cycle.



a2a
ENERGY
HEAT & SERVICES
ENVIRON-MENT
NETWORKS
OTHER COMPANIES
Delmi (51%)
Aem Trading (100%)
Aem Energia (99.99%)
Transalpina di Energia (50%)
ASM Energy (100%)
Asmea (100%)
Edison¹ (61.28%)
Plurigas (70%)
Tidonenergie (100%)
Atel Holding AG (6.44%)
COGAS (100%)
Lumenergia (33.33%)
Edipower (20%)
Abruzzo energia (89.84%)
Ergon Energia (50%)
Endesa Italia (20%)
Ergosud (50%)
BAS-Omniservizi (100%)
Ostros Energia (80%)
Metamer (50%)
Energen (67%)
Aem Service (100%)
Aem Calore & Servizi (100%)
ASM Calore & Servizi (100%)
ASM Servizi (51%)
ASM Novara (50%)
Malpensa Energia (49%)
Proaris (60%)
Amsa (100%)
Amsa2 (100%)
Amsa3 (100%)
Ecodeco² (94%)
Fertilvita (100%)
Sistema Ecodeco UK (100%)
Aprica (99.97%)
Bas Power (100%)
Montichiari-ambiente (79.98%)
Aem Elettricità (99.99%)
Asm Elettricità (100%)
Aem Gas (99.99%)
Asm Reti (100%)
Bas SII (99.98%)
ASVT³ (48.86%)
Retrasm (100%)
Retragas (91.60%)
Camuna Energia (74.50%)
Soc. Servizi Valdisotto (32.52%)
Seasm (67%)
ACSM (20%)
AGAM Monza (24.99%)
Trentino Servizi (14.48%)
Metroweb (23.53%)
Selene (100%)
Itradeplace (100%)
Bas.Com (100%)
e-utile (49%)
Aprica Studi (100%)
Alagaz (35%)
Zincar (27%)

1. 61.28% relates to the ordinary shares held by Transalpina di Energia (TdE). The percentage held in the total share capital is 60.0%. Note that Edison holds 50% of the interest in Edipower.
2. The other 6% of Ecodeco's share capital is subject to a put and call option for A2A SPA to sell or buy, which can be exercised by the end of 2008 at the same conditions.
3. Of which 0.37% is held through Asm Reti

This chart shows the more important investments of the A2A Group.

---

[1] For further detail on the merger process, see the document entitled "Pro-Forma 2007 Figures of the A2A Group" approved by the Management Board on March 27, 2008.

[2] In preparation for its merger, AMSA S.p.A.

(a) spun off to Milano Immobili e Reti S.r.l., which is wholly owned by the Municipality of Milan, the so-called "non-duplicatable" assets used in running the waste collection and street sweeping services;

(b) contributed to a wholly owned newco (AMSA S.r.l., now Amsa S.p.A.) all of the assets and liabilities and all of its juridical relations other than the "non-duplicatable" assets transferred to Milano Immobili e Reti S.r.l.;

(c) changed its name to AMSA Holding S.p.A. ("AMSA")

PRESENTATION OF THE PRO-FORMA CONSOLIDATED FIGURES

This document shows the pro-forma consolidated balance sheet for the year ended December 31, 2007 (the "Pro-Forma Consolidated Figures of the A2A Group restated at December 31, 2007" and the pro-forma consolidated income statement at March 31, 2007 ("Pro-Forma Figures of the A2A Group restated at March 31, 2007"), collectively referred to as the "The Pro-forma Figures of the A2A Group".

The Pro-Forma Figures of the A2A Group have been prepared in order to give shareholders, stakeholders and the financial market in general a better perception of the size of the A2A Group, in terms of its earnings, assets and liabilities and financial position, following its creation by combining the three historical components, the AEM Group, the ASM Brescia Group and the AMSA Holding Group.

On March 27, 2008, A2A S.p.A. published the document "Pro-Forma 2007 Figures of the A2A Group" approved by the Management Board on the same date.

As a result of the change in accounting policy for investments under joint control starting from January 1, 2008, the Pro-Forma 2007 Figures of the A2A Group at December 31, 2007 have been restated (see the paragraph entitled "Change in the method of consolidation for investments under joint control").

However, it should be noted that these figures are the result of combining different financial statements, which means that if the Operations had all be carried out at the reference date of the Pro-Forma Consolidated Figures, rather than on the date that the merger took effect (January 1, 2008), the historical figures would not necessarily have been the same as the pro-forma ones.

Basic hypothesis, accounting principles and assumptions underlying the preparation of the pro-forma consolidated financial statements

In accordance with the method of constructing pro-forma figures in accordance with CONSOB Communication no. DEM/1052803 of July 5, 2001, the Pro-Forma Consolidated Financial Statements have been prepared by making suitable adjustments to the historical figures, prepared in accordance with IFRS, to reflect retroactively the material effects of the Operations explained earlier.

These Pro-Forma Consolidated Figures have been prepared in order to simulate what the balance sheet and financial position of A2A would have been if the Operations had been carried out at the end of the reference period, and what the income statement would have looked like if they had been carried out at the beginning of the reference period (January 1 2007).

However, it should be noted that, as we said earlier, the information contained in the Pro-Forma Consolidated Financial Statements is merely a simulation to demonstrate what effects the Operations could have.

In particular, given that the pro-forma figures have been constructed to reflect retroactively the effects of Operations that took place subsequently and even though the generally accepted rules have been followed and reasonable assumptions have been applied, there are limits to the pro-forma figures because of their very nature.

Moreover, considering the different purposes of the pro-forma figures with respect to the historical financial statements and the different methods of calculating the effects on the pro-forma consolidated balance sheet and income statement, these documents should be read and interpreted separately.

Lastly, it should be noted that the Pro-Forma Consolidated Financial Statements are not intended in any way to represent a forecast of the future results of A2A and should not therefore be used in this sense; in fact, the Pro-Forma Consolidated Figures are not forward looking, nor do they take account of the possible effects due to changes in corporate strategies and any industrial, operating and financial decisions taken after the Operations.

The financial principles adopted to prepare the Pro-Forma Consolidated Financial Statements, where not specifically mentioned, are the same as those used for the preparation of the quarterly report based on quarterly report based on the interim management accounts of A2A S.p.A. (the "Quarterly Report") at March 31, 2008, namely the International Financial Reporting Standards (IAS/IFRS) approved by the European Union. These principles are explained in the notes to the Quarterly Report at March 31, 2008. All amounts are shown in millions of euros.

Method of accounting for the AEM/AMSA merger

Note that prior to the merger between AMSA and AEM, AEM was held 42.267% by the Municipality of Milan. However, because of certain clauses in AEM's articles of association, the Municipality of Milan had the power to appoint a majority of the directors and to nominate the Chairman of the Board of Directors; in other words, it had control of AEM. The Municipality of Milan also held 100% of AMSA. As regards the method of accounting for the AEM/AMSA merger, it has been treated under IFRS as an operation "under common control", i.e. as an operation carried out by two entities that are subject to the control of the same entity. Such operations are not expressly regulated by IFRS 3, which explains the method to be used to account for business combinations, nor by other IAS/IFRS. In the absence of a specific accounting principle to refer to, AEM (now A2A) followed IAS 8 and adopted as the accounting treatment of such operations that of booking to the consolidated balance sheet the entities acquired on the basis of the accounting balances shown in the financial statements prior to the operation, in other words, ensuring "continuity of values".

Method of accounting for the AEM/ASM merger

As regards the method of accounting used for the AEM/ASM merger, the following points should be taken into consideration:

- prior to the merger with AEM, ASM was held 69.2% by the Municipality of Brescia;
- on October 5, 2007, the Municipalities of Brescia and Milan stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over A2A by means of a dualistic system of administration and control.

So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan.

International Financial Reporting Standards (IAS/IFRS) do not state specifically how joint ventures are meant to account for assets and liabilities over which the venturers acquire joint control. International practice has developed two alternative approaches to such operations: either "continuity of values", which says that the assets and liabilities of the joint venture should be shown on the basis of the values shown in the financial statements prior to the JV deal; or "fresh start accounting", which likens the operation to an acquisition, which means accounting for all balance sheet items at their fair value. In this particular case, it is felt that the most suitable method of accounting to represent the effects of the operation in question is "continuity of values": in fact, the assets and

liabilities continue to be under the control - albeit joint control - of the Municipality of Brescia and the Municipality of Milan.

Change in the method of consolidation for investments under joint control and restatement of the pro-forma consolidated figures at December 31, 2007

In order to increase the clarity and transparency of its consolidated figures and bearing in mind the requests by financial analysts for information that focuses above all on the businesses managed directly and autonomously by the A2A Group, at the time of preparing the quarterly report at March 31, 2008 (the A2A Group's first interim report for legal purposes following its creation on January 1, 2008 out of the merger of AMSA and ASM Brescia with AEM), it was thought best to change the method previously used by the AEM Group for consolidating joint ventures.
Therefore, starting from January 1, 2008, the joint ventures (Transalpina di Energia S.r.l., Ergon Energia S.r.l., Edipower S.p.A. and other minor ones[3]) are no longer proportionally consolidated, but valued under the equity method.

In line with this decision, the pro-forma consolidated figures at December 31, 2007, already published on March 27, 2008 and approved by the Management Board on the same date have been restated, the effects are which are shown in detail in the following pro-forma consolidated financial statements.

The pro-forma consolidated figures at March 31, 2007 have been prepared on the same basis.

It is also worth pointing out that this change in accounting policy is very probably only an anticipation of the effects that will in any case come about if the proposed changes to IAS 31 contained in IASB Exposure Draft no. 9 ("Joint Arrangements") are approved without any important amendments.
In fact, in the case of joint ventures, as part of a wider project to converge with U.S. Generally Accepted Accounting Principles (US GAAP), this Exposure Draft provides for, among other things, the elimination of the choice between proportional consolidation and valuation under the equity method, opting for obligatory application of the latter.

Regrouping of certain items in the balance sheet

As a result of this change in the method of consolidating joint ventures, A2A regrouped certain items on its balance sheet, while maintaining the same level of disclosure in the notes. No changes have been made to the format of the income statement.

The following items have been grouped together:

- "investment property" now forms part of "property, plant and equipment";
- "goodwill" now forms part of "intangible assets";
- "non-current derivatives" on the assets side now forms part of "other non-current assets";
- "current derivatives" on the assets side now forms part of "other current assets";
- "liabilities for refuse dumps" now forms part of "provisions for risks, charges and liabilities for refuse dumps"
- "non-current derivatives" on the liabilities side now forms part of "other non-current liabilities";
- "current derivatives" on the liabilities side now forms part of "other current liabilities";

[3] The companies are: Gesi S.r.l.., Metamer S.r.l., SED S.r.l., Bergamo Pulita S.r.l., Bellisolina S.r.l., Biotecnica.

As can be seen from the pro-forma figures restated at 12.31.2007 that follow, the A2A Group is showing total assets of 10,926 million euro and equity of 4,705 million euro, of which 3,880 million euro pertaining to the Group and 825 million euro pertaining to minority interests.
As regards the main pro-forma income statement aggregates restated for 2007, the A2A Group is showing total revenues of 5,175 million euro and a gross profit from operations of 1,013 million euro. The pro-forma aggregate net profit after tax amounts to 521 million euro.

Pro-forma net debt at December 31, 2007 amounts to 3,349 million euro.

As regards the main pro-forma income statement aggregates for the first quarter of 2007, the A2A Group is showing total revenues of 1,537 million euro and a gross profit from operations of 316 million euro. The pro-forma aggregate net profit after tax amounts to 146 million euro.

Pro-forma net debt amounts to 2,544 million euro at March 31, 2007.

May 14, 2008 The Management Board

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS RESTATED AT DECEMBER 31, 2007

Pro-forma consolidated balance sheet restated at December 31, 2007

The following table summarises the adjustments made to the pro-forma consolidated balance sheet figures at December 31, 2007, already published on March 27, 2008, to take account of the change in the method of consolidating joint ventures:

(In millions of euro)	Pro-forma consolidated balance sheet of A2A at 12/31/2007	Effects of the change in accounting policy	Pro-forma consolidated balance sheet of A2A restated at 12/31/2007
	(a)	(b)	(c)
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	8,585	(4,708)	3,877
Intangible assets	2,927	(2,387)	540
Investments carried at equity	916	2,405	3,321
Other non-current financial assets	690	(154)	536
Deferred tax assets	328	(70)	258
Other non-current assets	84	(44)	40
TOTAL NON-CURRENT ASSETS (A)	13,530	(4,958)	8,572
CURRENT ASSETS			
Inventories	303	(128)	175
Trade receivables	2,651	(912)	1,739
Other current assets	497	(214)	283
Current financial assets	11	(7)	4
Current tax assets	72	(25)	47
Cash and cash equivalents	169	(67)	102
TOTAL CURRENT ASSETS (B)	3,703	(1,353)	2,350
NON-CURRENT ASSETS HELD FOR SALE C)	163	(159)	4
TOTAL ASSETS (A+B+C)	17,396	(6,470)	10,926
EQUITY AND LIABILITIES			
EQUITY			
Share capital	1,629	0	1,629
(Treasury shares)	(64)	0	(64)
Other reserves and result	2,315	0	2,315
Equity pertaining to the Group	3,880	0	3,880
Minority interests	2,610	(1,785)	825
Total equity (D)	6,490	(1,785)	4,705
LIABILITIES			
NON-CURRENT LIABILITIES			
Financial liabilities - non-current portion	4,908	(2,169)	2,739
Deferred tax liabilities	760	(455)	305
Employee benefits	316	(44)	272
Provisions for risks, charges and liabilities for refuse dumps	782	(470)	312
Other non-current liabilities	288	(2)	286
Total non-current liabilities (E1)	7,054	(3,140)	3,914
CURRENT LIABILITIES			
Trade payables	1,826	(776)	1,050
Other current liabilities	777	(279)	498
Financial liabilities - current portion	1,127	(397)	730
Tax liabilities	80	(55)	25
Total current liabilities (E2)	3,810	(1,507)	2,303
TOTAL LIABILITIES (E)	10,864	(4,647)	6,217
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE (F)	42	(38)	4
TOTAL EQUITY AND LIABILITIES (D+E+F)	17,396	(6,470)	10,926

a) Pro-forma consolidated balance sheet of A2A at December 31, 2007

This column includes the pro-forma consolidated balance sheet of the A2A Group at December 31, 2007, taken from the pro-forma consolidated financial statements of the A2A Group at December 31, 2007 approved by the Management Board of A2A on March 27, 2008.

b) Effects of the change in accounting policy

This column shows the effects of eliminating the proportional consolidation of joint ventures and the impact of consolidating them under the equity method.

c) Pro-forma consolidated balance sheet of A2A restated at December 31, 2007

This column shows the pro-forma balance sheet of A2A restated at December 31, 2007 as a result of the adjustments relating to the change in accounting policy.

Pro-forma consolidated income statement restated at December 31, 2007

The following table summarises the adjustments made to the pro-forma consolidated income statement figures at December 31, 2007, already published on March 27, 2008, to take account of the change in the method of consolidating joint ventures.

INCOME STATEMENT	Pro-forma consolidated income statement at 12.31.2007	Effects of the change in accounting policy	Pro-forma consolidated income statement restated at 12.31.2007
(in millions of euro)	(a)	(b)	(c)
REVENUES FROM THE SALE OF GOODS AND SERVICES	9,743	(4,773)	4,970
OTHER OPERATING INCOME	360	(155)	205
TOTAL REVENUES	**10,103**	**(4,928)**	**5,175**
OPERATING COSTS	7,608	(3,876)	3,732
LABOUR COSTS	559	(129)	430
GROSS PROFIT FROM OPERATIONS	**1,936**	**(923)**	**1,013**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	802	(473)	329
PROFIT FROM OPERATIONS	**1,134**	**(450)**	**684**
TOTAL FINANCIAL COSTS	(266)	131	(135)
GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY	83	145	228
OTHER NON-OPERATING PROFITS /COSTS	0	(3)	(3)
PROFIT BEFORE TAX	951	(177)	774
INCOME TAX EXPENSE	229	(59)	170
NET PROFIT (LOSS) OF CONTINUING OPERATIONS, NET OF TAXES	**722**	**(118)**	**604**
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	(1)	0	(1)
NET PROFIT	**721**	**(118)**	**603**
MINORITY INTERESTS	(200)	118	(82)
GROUP NET PROFIT FOR THE PERIOD	521	**0**	521

a) *Pro-forma consolidated income statement at December 31, 2007*

This column includes the pro-forma consolidated income statement of the A2A Group at December 31, 2007, taken from the pro-forma consolidated financial statements of the A2A Group at December 31, 2007 approved by the Management Board of A2A on March 27, 2008.

b) *Effects of the change in accounting policy*

This column shows the effects of eliminating the proportional consolidation of joint ventures and the impact of consolidating them under the equity method.

c) *Pro-forma consolidated income statement of A2A restated at December 31, 2007*

This column shows the pro-forma consolidated income statement of A2A restated at December 31, 2007 as a result of the adjustments relating to the change in accounting policy.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2007

Pro-forma consolidated income statement at March 31, 2007

The following table summarises the pro-forma accounting entries for the preparation of the pro-forma consolidated income statement at March 31, 2007.

INCOME STATEMENT	AEM Group restated at 3/31/2007	AMSA Group at 3/31/2007	ASM Group at 3/31/2007	Effects of the change in accounting policy	Elimination of reciprocal balances and other pro-forma entries	Pro-forma consolidated income statement of A2A at 3/31/2007
(in millions of euro)	(a)	(b)	(c)	(d)	(e)	(f)
REVENUES FROM THE SALE OF GOODS AND SERVICES	715	79	642	(127)	219	1,528
OTHER OPERATING INCOME	8	1	0	0	0	9
TOTAL REVENUES	723	88	642	(127)	219	1,537
OPERATING COSTS	529	22	480	(126)	212	1,117
LABOUR COSTS	36	40	28	0	0	104
GROSS PROFIT FROM OPERATIONS	158	18	134	(1)	7	316
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	40	6	29	0		75
PROFIT FROM OPERATIONS	118	12	105	(1)	7	241
TOTAL FINANCIAL COSTS	(26)	(1)	(9)	0	(2)	(38)
GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY	25	0	23	0	(2)	46
OTHER NON-OPERATING PROFITS /COSTS	(3)	0	0	0	0	(3)
PROFIT BEFORE TAX	114	11	119	(1)	3	246
INCOME TAX EXPENSE	36	6	41	(1)	2	84
NET PROFIT (LOSS) OF CONTINUING OPERATIONS, NET OF TAXES	78	5	78	0	1	162
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	0	0	0	0		0
NET PROFIT	78	5	78	0	1	162
MINORITY INTERESTS	(14)	0	0	0	(2)	(16)
GROUP NET PROFIT FOR THE PERIOD	64	5	78	0	(1)	146

The following is a description of the pro-forma accounting entries made for the purpose of drawing up the pro-forma consolidated income statement for the period ended March 31, 2007.

a) AEM Group restated at March 31, 2007

The column in question includes the consolidated income statement of AEM at March 31, 2007, taken from the quarterly report at March 31, 2007, approved by the Board of Directors of AEM on May 15, 2007.

b) The AMSA Group at March 31, 2007

The column in question includes the consolidated income statement at March 31, 2007 of AMSA, prepared on the basis of the management accounts, given that the Company is not required to prepare a quarterly report.

c) The ASM Group at March 31, 2007

The column in question includes the consolidated income statement of ASM at March 31, 2007, taken from the quarterly report at March 31, 2007, approved by the Board of Directors of ASM on May 4, 2007.

d) Effects of the change in accounting policy

This column shows the effects of eliminating the proportional consolidation of joint ventures and the impact of consolidating them under the equity method.

e) Elimination of reciprocal balances and other pro-forma entries

This column shows the effects of line-by-line consolidation of Plurigas and of the simultaneous allocation of 30% of the net result to minority interests, as well as the elimination of all transactions (revenues, costs, income and expenses) between AEM and ASM and between AEM and AMSA booked during the first quarter of 2007.

This column takes account of the fact that the figures of AEM (now A2A) at March 31, 2007 have been restated for the effect of the change in accounting policy applied from January 1, 2008, involving a restatement of the income statement figures previously published.

This column also includes the effect on financial management linked to the lower interest earned following the distribution of the extraordinary dividend (of Euro 85 million) by ASM to its own shareholders. In any case, the decline in interest income amounts to less than Euro 1 million, net of the tax effect.

f) Pro-forma consolidated income statement of A2A at March 31, 2007

This column shows the pro-forma income statement of A2A at March 31, 2007 as a result of the Operations.

COMPARISONS

The balance sheet of A2A at March 31, 2008 compared with the restated pro-forma balance sheet of A2A at December 31, 2007

(in millions of euro)	Consolidated balance sheet of A2A at 3/31/2008	Pro-forma consolidated balance sheet of A2A restated at 12/31/2007
	(a)	(b)
ASSETS		
NON-CURRENT ASSETS		
Property, plant and equipment	3,899	3,877
Intangible assets	535	540
Investments carried at equity	3,332	3,321
Other non-current financial assets	581	536
Deferred tax assets	272	258
Other non-current assets	26	40
TOTAL NON-CURRENT ASSETS (A)	8,645	8,572
CURRENT ASSETS		
Inventories	86	175
Trade receivables	1,662	1,739
Other current assets	229	283
Current financial assets	2	4
Current tax assets	20	47
Cash and cash equivalents	127	102
TOTAL CURRENT ASSETS (B)	2,126	2,350
NON-CURRENT ASSETS HELD FOR SALE C)	4	4
TOTAL ASSETS (A+B+C)	10,775	10,926
EQUITY AND LIABILITIES		
EQUITY		
Share capital	1,629	1,629
(Treasury shares)	(107)	(64)
Other reserves and result	2,511	2,315
Equity pertaining to the Group	4,033	3,880
Minority interests	828	825
Total equity (D)	4,861	4,705
LIABILITIES		
NON-CURRENT LIABILITIES		
Financial liabilities - non-current portion	2,913	2,739
Deferred tax liabilities	294	305
Employee benefits	271	272
Provisions for risks, charges and liabilities for refuse dumps	318	312
Other non-current liabilities	129	286
Total non-current liabilities (E1)	3,925	3,914
CURRENT LIABILITIES		
Trade payables	977	1,050
Other current liabilities	591	498
Financial liabilities - current portion	312	730
Tax liabilities	105	25
Total current liabilities (E2)	1,985	2,303
TOTAL LIABILITIES (E)	5,910	6,217
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE (F)	4	4
TOTAL EQUITY AND LIABILITIES (D+E+F)	10,775	10,926

a) Consolidated balance sheet of A2A at March 31, 2008

This column includes the consolidated income statement of A2A at March 31, 2008, taken from quarterly report based on the interim management accounts at March 31, 2008, approved by the Board of Directors of A2A on May 14, 2008.

b) Pro-forma consolidated balance sheet of A2A restated at December 31, 2007

This column includes the pro-forma consolidated balance sheet of A2A at December 31, 2007, prepared as explained in the paragraph entitled "Pro-forma consolidated balance sheet restated at December 31, 2007" on page 8 of this document.

The results of A2A at March 31, 2008 compared with the pro-forma results of A2A at March 31, 2007

INCOME STATEMENT	Consolidated income statement of A2A at March 31, 2008	Pro-forma consolidated income statement of A2A at March 31, 2007
(in millions of euro)	(a)	(b)
REVENUES FROM THE SALE OF GOODS AND SERVICES	1,627	1,528
OTHER OPERATING INCOME	38	9
TOTAL REVENUES	1,665	1,537
OPERATING COSTS	1,238	1,117
LABOUR COSTS	110	104
GROSS PROFIT FROM OPERATIONS	317	316
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	84	75
PROFIT FROM OPERATIONS	233	241
TOTAL FINANCIAL COSTS	(44)	(38)
GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY	26	46
OTHER NON-OPERATING PROFITS /COSTS	0	(3)
PROFIT BEFORE TAX	215	246
INCOME TAX EXPENSE	66	84
NET PROFIT (LOSS) OF CONTINUING OPERATIONS, NET OF TAXES	149	162
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	0	0
NET PROFIT	149	162
MINORITY INTERESTS	(6)	(16)
GROUP NET PROFIT FOR THE PERIOD	143	146

a) *Consolidated income statement of A2A at March 31, 2008*

This column includes the consolidated income statement of A2A at March 31, 2008, taken from quarterly report based on the interim management accounts at March 31, 2008, approved by the Board of Directors of A2A on May 14, 2008.

b) *Pro-forma consolidated income statement of A2A at March 31, 2007*

This column includes the pro-forma consolidated income statement of A2A at March 31, 2007, prepared as explained in the paragraph entitled *"Pro-forma consolidated income statement at March 31, 2007"* on page 11 of this document.

Certification by the Manager in charge of preparing accounting documents

The Manager in charge of preparing accounting documents, Paolo Rundeddu, declares in accordance with art. 154 bis, para. 2 of Decree 58/98, that the pro-forma figures at December 31, 2007 have been prepared on the basis of the restated 2007 financial statements of the AEM (now A2A) Group, published in the quarterly report based on the interim management accounts approved by the Management Board on May 14, 2008, and the financial statements at December 31, 2007 of the ASM and AMSA Holding Groups, the contents of which agree with the supporting documentation, books of account and accounting entries of the companies concerned.

The pro-forma figures at March 31, 2007 have been prepared on the basis of:

- *the restated quarterly figures of the AEM (now A2A) Group at March 31, 2007 published in quarterly report based on the interim management accounts approved by the Management Board on May 14;*
- *the quarterly figures at March 31, 2007 of the ASM Group approved by the Board of Directors of ASM S.p.A. on May 4, 2007 with suitable adjustments to take account of the change in the method of consolidating joint ventures;*
- *the figures at March 31, 2007 of the AMSA Holding Group, based on the management results.*

QUARTERLY REPORT
AT MARCH 31, 2008

A2A GROUP

DRAFT

This is a translation of the Italian original "Resoconto intermedio di gestine 31 marzo 2008" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu

CONTENTS

a2a

ENERGY

- Delmi (51%)
  - Transalpina di Energia (50%)
    - Edison[1] (61.28%)
- Atel Holding AG (6.44%)
- Edipower (20%)
- Endesa Italia (20%)
- Aem Trading (100%)
- ASM Energy (100%)
- Plurigas (70%)
- COGAS (100%)
- Abruzzo energia (89.84%)
- Ergosud (50%)
- Ostros Energia (80%)
- Energen (67%)
- Aem Energia (99.99%)
- Asmea (100%)
  - Tidonenergie (100%)
  - Lumenergia (33.33%)
- Ergon Energia (50%)
- BAS-Omniservizi (100%)
- Metamer (50%)
- Aem Service (100%)

HEAT & SERVICES

- Aem Calore & Servizi (100%)
- ASM Calore & Servizi (100%)
- ASM Servizi (51%)
- ASM Novara (50%)
- Malpensa Energia (49%)
- Proaris (60%)

ENVIRONMENT

- Amsa (100%)
  - Amsa2 (100%)
  - Amsa3 (100%)
- Ecodeco[2] (94%)
  - Fertilvita (100%)
  - Sistema Ecodeco UK (100%)
- Aprica (99.97%)
  - Bas Power (100%)
  - Montichiari-ambiente (79.98%)

NETWORKS

- Aem Elettricità (99.99%)
- Aem Gas (99.99%)
- Bas SII (99.98%)
- Retrasm (100%)
- Camuna Energia (74.50%)
- Seasm (67%)
- Asm Elettricità (100%)
- Asm Reti (100%)
- ASVT[3] (48.86%)
- Retragas (91.60%)
- Soc. Servizi Valdisotto (32.52%)

OTHER COMPANIES

- ACSM (20%)
- AGAM Monza (24.99%)
- Trentino Servizi (14.48%)
- Metroweb (23.53%)
- Selene (100%)
  - Itradeplace (100%)
- Bas.Com (100%)
- e-utile (49%)
- Aprica Studi (100%)
- Alagaz (35%)
- Zincar (27%)

1. 61.28% relates to the ordinary shares held by Transalpina di Energia (TdE). The percentage held in the total share capital is 60.0%. Note that Edison holds 50% of the interest in Edipower.
2. The other 6% of Ecodeco's share capital is subject to a put and call option for A2A SPA to sell or buy, which can be exercised by the end of 2008 at the same conditions.
3. Of which 0.37% is held through Asm Reti

This chart shows the more important investments of the A2A Group.

Key figures of the AEM Group

Income statement (millions of euro)

	01.01.2008 03.31.2008	01.01.2007 03.31.2007 *Restated (*)*
Revenues	1,665	723
Operating costs	-1,238	-529
Labour costs	-110	-36
Gross profit from operations	**317**	**158**
Depreciation and amortisation, provisions and writedowns	-84	-40
Profit from operations	**233**	**118**
Financial costs	-18	-1
Other non-operating costs		-3
Profit before tax	**215**	**114**
Income tax expense	-66	-36
Minority interests	-6	-14
Net profit for the period pertaining to the group	**143**	**64**
Gross profit from operations / Net revenues	**19.0%**	**21.9%**

(*) Figures related to the former AEM Group

Financial position (millions of euro)

	01.01.2008 03.31.2008	01.01.2007 03.31.2007 *Restated (*)*
Future net cash flows from operating activities	311	85
Future net cash flows absorbed by investment activities	-3,006	-104
Free cash flow	-2,695	-19

(*) Figures related to the former AEM Group

Balance sheet (millions of euro)

	03.31.2008	12.31.2007 *Restated (*)*
Capital employed, net	7,949	5,148
Equity pertaining to the Group and minority interests	4,861	3,054
Consolidated net financial position	-3,088	-2,094
Consolidated net financial position/Equity pertaining to the Group and minority interests	0.64	0.69
Consolidated net financial position/Market cap	0.42	0.43

(*) Figures related to the former AEM Group

Key figures of A2A S.p.A.

	03.31.2008	12.31.2007 (*)
Share capital (euro)	1,629,110,744	936,024,648
Number of ordinary shares (par value 0.52 euro)	3,132,905,277	1,800,047,400
Number of treasury shares (par value 0.52 euro)	47,434,850	30,434,850

(*) Figures related to the former AEM Group

Key rates and prices

	03.31.2008	03.31.2007
Average 6-month Euribor	4.480%	3.943%
Average price of Brent crude (usd/bbl)	96.900	57.800
Average exchange rate €/$ (**)	1.50	1.31
Average price of Brent crude (Euro/bbl)	64.60	44.11

(**) Source: Italian Foreign Exchange Office

A2A on the Stock Exchange

Market capitalisation at 3/31/2008: € 7,293 mn

Average volumes in the first quarter of 2008: 12,509,995

Market data *(euro per share)*

Average price in 1st Qtr. 2008	2.672
High in 1st Qtr. 2008	3.096
Low in 1st Qtr. 2008	2.233
No. of shares (mn)	3,133

A2A vs S&P/MIB *(prices 01/01/08 = 100)*



105
100
95
90
85
80
75
70
65
01/01/2008
11/01/2008
21/01/2008
31/01/2008
10/02/2008
20/02/2008
01/03/2008
11/03/2008
21/03/2008
31/03/2008
A2A
SP&MIB

A2A in the first quarter of 2008



€/sharee
3,2
2,8
2,4
2
35000000
30000000
25000000
20000000
15000000
10000000
5000000
0
Volumes
01/01/2008
11/01/2008
21/01/2008
31/01/2008
10/02/2008
20/02/2008
01/03/2008
11/03/2008
21/03/2008
31/03/2008
Volumi
Prezzo

A2A forms part of the following indices:

- S&P/MIB
- DJ STOXX
- DJ EUROSTOXX
- WisdomTree
- FTSEurofirst

Ethical indexes

- FTSE4GOOD
- Ethibel Sustainability
- Axia Ethical
- ECPI Ethical Index EMU

Corporate bodies

Supervisory Board

Chairman
Renzo Capra

Deputy Chairman
Alberto Sciumè

Director
Adriano Bandera
Tancredi Bianchi
Claudio Buizza
Antonio Capezzuto
Dario Cassinelli
Gianni Castelli
Pierfrancesco Cuter
Marco Miccinesi
Massimo Perona
Angelo Rampinelli Rota
Giovanni Rizzardi
Cesare Spreafico
Antonio Matteo Taormina

Management Board

Chairman
Giuliano Zuccoli

Deputy Chairman
Luigi Morgano

Director
Mario Cocchi
Francesco Randazzo
Renato Ravanelli
Simone Rondelli
Paolo Rossetti
Giovanni Gorno Tempini

General Managers

Corporate and Market Area
Renato Ravanelli

Technical-Operations Area
Paolo Rossetti

Significant events during the period

Atel public share exchange offer
The public offer to exchange shares in Atel S.A. for shares in Atel Holding S.A. closed on January 11, 2008. A2A S.p.A. exchanged 174,855 Atel S.A. shares for 1,403,211 Atel Holding S.A. shares. Following this exchange, A2A S.p.A. now holds 6.44% of Atel Holding S.A.

A2A S.p.A. and Municipality of Sesto San Giovanni: creation of a partnership

On January 18, 2008 A2A S.p.A. sold to the Municipality of Sesto San Giovanni 40% of Proaris S.r.l. in order to create a partnership to clean up the water-bearing stratum, simultaneously producing clean heat and electricity, before releasing the purified water.
Under the shareholder agreements, the Chairman of the Board of Directors will be nominated by the Municipality of Sesto San Giovanni, whereas the Managing Director will be nominated by A2A S.p.A.

Constitutional Court - Law 266 of December 23, 2005, (article 1, paras. 483, from 485 to 488 and 492)
With a sentence passed on January 18, 2008, the Constitutional Court declared the illegitimacy of certain provisions of Law 266 of December 23, 2005 (art.1, paras 483, 485-488 and 492), which contain detailed regulations on water concessions for hydroelectric purposes, consisting of transitional rules with immediate effect as well as rules to be applied once the system is up and running". In particular, the Court decided that there were conflicts of attribution between the State and the Regions promoted with the recourse of certain regional administrations. The Court therefore considered unconstitutional the 10-year extension of the concessions underway at the date when the law cane into effect, subject to carrying out suitable plant modernisation works, as this damaged the competitive competence of the Regions in the production, transport and distribution of energy on a national basis as per art. 117.3 of the Constitution.

A2A's stake in Edipower S.p.A. rises to 20%
On January 31, 2008 the transfer was completed of 28,826,000 Edipower shares, 2% of the share capital, representing the last tranche of the shares subject to the put & call options exercised in July 2007 by Unicredit S.p.A..
As a result of this transaction, A2A S.p.A.'s interest in Edipower S.p.A. has increased to 20%.

A2A S.p.A.: Appointment of the members of the Supervisory Board

On February 22, 2008 the Shareholders' Meeting of A2A S.p.A. appointed the Supervisory Board for three years based on a voting list, consisting of the following members:
Renzo Capra - Chairman
Alberto Sciumè - Deputy Chairman
Claudio Buizza
Adriano Bandiera
Antonio Capezzuto
Dario Cassinelli
Pierfrancesco Cuter
Gianni Castelli
Luigi Morgano
Marco Miccinesi
Angelo Rampinelli Rota
Cesare Spreafico

taken from the list of candidates presented jointly by the Municipality of Brescia and the Municipality of Milan, together the holders (directly or indirectly through subsidiaries) of 54.912% of the share capital;

Antonio Matteo Taormina
Massimo Perona
taken from the list of candidates presented by the minority shareholder, Atel Italia Holding S.r.l.;

Tancredi Bianchi
taken from the list of candidates presented by the minority shareholder, the Municipality of Bergamo.

The new text of the articles of association comes into effect from February 22, 2008 with the consequent transfer of the registered office to Via Lamarmora 230, Brescia.

In replacement of Mr. Morgano, who resigned, the Shareholders' Meeting of March 31, 2008 appointed Mr. Giovanni Rizzardi.

A2A S.p.A.: Appointment of the members of the Management Board

A meeting of the Supervisory Board of A2A was held on March 10, 2008 under the chairmanship of Renzo Capra. Once the Nominations Committee had checked that the candidates had the necessary requisites, the Supervisory Board unanimously appointed the following as members of the Management Board:
Giuliano Zuccoli – Chairman
Luigi Morgano - Deputy Chairman
Mario Cocchi
Giovanni Gorno Tampini
Francesco Randazzo
Renato Ravanelli
Simone Rondelli
Paolo Rossetti.

Of the members of the Management Board, the following have the requisites to be considered independent: Giovanni Gorno Tempini, Luigi Morgano and Simone Rondelli.

A2A negotiates on an exclusive basis with Cofathec/Gaz de France for the purchase of Cofathec Coriance Sas

On March 27, 2008 Cofathec Sas, a member of the Gaz de France Group, agreed with A2A S.p.A. a period of four weeks to negotiate on an exclusive basis for A2A to buy 100% of Cofathec Coriance Sas, a company that operates in France in the field of district heating and the production of electricity with cogeneration plants.
As a result of the sale process initiated by the Gaz de France Group, A2A had presented a offer to buy Cofathec Coriance during the preceding weeks.
Cofatech, which holds 100% of Cofathec Coriance, decided to give A2A an exclusive period to negotiate and finalise the purchase contract and to carry out certain preparatory formalities required under French law.
The sale of Cofathec Coriance was one of the conditions imposed by the European Commission before it would authorise the merger of Gaz de France and Suez (which holds a significant proportion of the French district heating market through Elyo). The sale of Cofathec Coriance excludes its 50% interest in Climespace, which provides district cooling in Paris.

More than 20 district heating and cooling plants are involved in the sale. These are managed directly by Cofathec Coriance and indirectly through its subsidiaries, with an installed power of 670 MWt.
The plants are fuelled in different ways: cogeneration, biomass, geothermy, boilers, industrial gases and waste incineration. The installed electrical power of the cogeneration plants is more than 80 MWe.
In 2007 Cofathec Coriance produced around 670 GWht and 250 GWhe.
The plants are located mainly in the area surrounding Paris and in certain major cities (such as Toulouse and Dijon) and are run on the basis of specific concessions granted by the local authorities. These concessions have an average residual duration of around 13 years.
In 2007 the assets involved in the sale achieved revenues (pro-forma) of around 63 million euro, with a gross profit from operations of 8.5 million euro. These figures only include part of the results of certain plants that entered production in 2007 and do not include any of those due to enter production in 2008.
This deal will allow A2A to enter the district heating sector in France, where there is considerable room for growth, especially for plants run on renewables. A2A will be able use as leverage not only the specific characteristics of Coriance, but also the vast experience that the Group has gained in this field. Moreover, Coriance will be able to act as an important bridgehead for further development by A2A on the French market, not only for cogeneration and district heating, but also in other areas where the Group is already operative.

2007 draft financial statements of the AEM, ASM and AMSA Groups and pro-forma financial statements of the A2A Group

On March 27, 2008, the Management Board examined and approved the draft financial statements for 2007 and the pro-forma figures for 2007. At the end of the review, the Board proposed the distribution of a dividend of euro 0.097 per share (+38.6% compared with the previous year).

The Supervisory Board approved the Guidelines for the 2008-2012 Business Plan of the A2A Group prepared by the Management Board.

On March 27, 2008, the Supervisory Board approved the Guidelines for the 2008-2012 Business Plan prepared by the Management Board.
Net of the effects of consolidating the investment in the subsidiary Edison, the Plan envisages:
- capital expenditure during the period of 2.5 billion euro;
- an average annual rate of growth in gross profit from operations of 7.5% compared with 2007, including synergies deriving from the progressive integration of the activities carried out by the AEM, ASM and AMSA Groups, which gave rise to the A2A Group;
- a net financial position, before the distribution of dividends, down from 3.8 to 2.1 billion euro;
- continuation of the share buyback plan in 2008;
- the distribution of a dividend per share not lower than the one proposed to the Shareholders' Meeting for 2007.

A2A intends to concentrate the industrial development of the Group in four areas of activity:

Energy – The development of electricity sales in the period 2007-2012, from 28 to 33 billion kWh, will be possible thanks to completion of the investments in the combined-cycle thermoelectric plants at Gissi (CH) of 780 MW and at Scandale (KR) of 720 MW in which the Group has a 50% interest, and the acquisition of the generation assets of Endesa Italia in exchange for the 20% stake held in the company controlled by Endesa Europa.

As a result of these investments, by the end of 2009 the A2A Group should already have installed capacity of 6,000 MW (3,400 MW at the end of 2007), with an efficient production mix consisting of gas and coal fed thermoelectric power plants, hydroelectric power stations and wind farms. The growth in margins will be sustained by developing the various business activities, which will be subject to careful monitoring of the associated risks. Apart from Italy, A2A is already operating in the energy markets of certain foreign countries, such as France, Austria, Slovenia, Germany, Switzerland and Greece.
In the gas sector, higher demand due to commercial expansion and in-house consumption for the combined-cycle and cogeneration power stations will raise the availability portfolio to more than 6 billion cubic metres per year (5 billion in 2007). From the point of view of utilisations, sales on wholesale markets will gradually decline so as to make dual fuel sales on the end-customer market.
A2A's objective is to strengthen even more the industrial relations with Edison, which will be called upon to contribute more and more towards vertical integration of the A2A Group in upstream gas markets. From an accounting point of view, it is worth remembering that A2A consolidated Edison's results (through its 50% co-subsidiary Transalpina di Energia srl) on a proportional basis up until December 31, 2007. Last November, Edison announced its own 2008-2013 Business Plan, which envisages average rates of growth in EBITDA of between 7 and 8% per year (1,602 million euro in 2007) and capital expenditure of 3 billion euro in the power sector and 3.2 billion euro in the hydrocarbons sector.

Environment - A2A is a leading Italian operator in the field of waste management where, thanks to the activities carried o by the AMSA, Aprica and Ecodeco Groups, it has a presence in the entire value chain, from collection to the treatment of urban and industrial waste, also recycling them to produce energy. The Group also designs and builds integrated plant systems for third parties with which it has a technological, industrial and commercial partnership.
The Plan also provides for the construction of 10 new waste disposal plants and a new incinerator, in addition to the five already in operation, making it possible to raise the volume of waste being handled from the current 3 million tonnes to more than 4 million tonnes per year. These investments will make it possible to offset the reduction in profitability during the period caused by the expiry of the CIP 6 incentives for electricity generation by the waste incinerators currently in operation.
There is also expected to be significant room for growth in this sector in Italy (construction of new WTE plants) and abroad (A2A already has a presence in the UK and Spain). These opportunities were not included in the Business Plan for prudence sake, as it will take some time to choose the best projects to pursue.

Cogeneration and district heating – The Business Plan foresees a consolidation of the Group's leadership on the domestic market, with an increase in sales of heat from the current 1.5 billion kWh to more than 3 billion, backed by the construction of more than 700 MW of new cogeneration plants (14 plants, including 9 in Milan) and by the development of urban distribution networks. Priority will be give, in particular, to further development in the Bergamo, Brescia and Milan areas and to initiatives already under consideration in various parts of Northern Italy. The contribution that the development of urban district heating networks will make in terms of lower atmospheric emissions will be emphasised by technological innovation (e.g. development of systems for recovering energy from the water-bearing stratum by means of natural gas cogeneration systems integrated with heat pumps).

Networks – The management of electricity, gas and water distribution networks (a sector in which the A2A Group is present throughout the value chain) will make it possible to maintain a portion of its margins associated with regulated tariffs, which involve lower risk. The plan foresees stable volumes of electricity and water distributed (in 2007, 12 billion kWh and 91 million cubic metres, respectively) and a steady increase in the volumes of gas distributed (from 1.8 to 2.6 billion cubic metres), also by taking part in competitive tenders for the renewal of expired concessions, the effect of which will also be a gradual reduction in the number of operators in this sector.

The capital investments in this sector will aim to maintain the high quality of the service already achieved, completing the installation of electronic meters for measuring electricity consumption. A plan to install electronic meters for gas consumption will also be initiated during the period of the plan.

Directors' report on operations

Summary of results, assets and liabilities and financial position

The A2A Group

As a result of the merger of AMSA Holding S.p.A. and ASM Brescia S.p.A. with AEM S.p.A. (now A2A S.p.A.) on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM groups. The income statement figures at March 31, 2008 are therefore not comparable with those at March 31, 2007.

As explained in the paragraph entitled "Changes in accounting standards and accounting policies", from January 1, 2008, A2A considered it best to change the method of consolidating joint ventures previously used by the AEM Group.

Therefore, starting from the Quarterly Report at March 31, 2008, the joint ventures Transalpina di Energia S.r.l., Edipower S.p.A. Ergon Energia S.r.l., and other minor ones[1] are no longer consolidated on a proportional basis, but valued under the equity method. For consistency, the prior year figures in the consolidated financial statements of the companies merged with AEM S.p.A. (now A2A S.p.A.), presented for comparative purposes, have also been restated.

As a result of the merger, from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line, showing 30% of the result and of equity as pertaining to minority interests. In the restated figures at March 31, 2007, the 40% investment in Plurigas S.p.A. has been consolidated under the equity method.

It should be borne in mind that from July 1, 2007 the income statement includes 100% of the Ecodeco Group; previously, it was fully consolidated with 70% of the result being shown as pertaining to minority interests. Moreover, as a result of buying another 7.49%, from the second quarter of 2007, the investment in AGAM S.p.A. is valued at equity, having previously been carried at cost.

See the section entitled "Change in the scope of consolidation" for further details.

[1] GESI S.r.l. Metamer S.r.l, Bellisolina S.r.l, Bergamo Pulita S.r.l., SED S.r.l. and Biotecnica

Results

Millions of euro	*01.01.2008 03.31.2008*	*% revenues*	*01.01.2007 03.31.2007 Restated (*)*	*% revenues*	*Change*
Revenues	**1,665**	***100.0%***	**723**	***100.0%***	**942**
of which:					
- Revenues from sales and services	*1,627*	*97.7%*	*715*	*98.9%*	*912*
- Other operating income	*38*	*2.3%*	*8*	*1.1%*	*30*
Operating costs	(1,238)	*-74.4%*	(529)	*-73.2%*	(709)
Labour costs	(110)	*-6.6%*	(36)	*-5.0%*	(74)
Gross profit from operations	**317**	***19.0%***	**158**	***21.9%***	**159**
Amortisation and depreciation	(75)	*-4.5%*	(34)	*-4.7%*	(41)
Provisions and writedowns	(9)	*-0.5%*	(6)	*-0.8%*	(3)
Profit from operations	**233**	***14.0%***	**118**	***16.3%***	**115**
Financial income	13	*0.8%*	4	*0.6%*	9
Financial charges	(57)	*-3.4%*	(30)	*-4.1%*	(27)
Gains and losses on valuation of investments at equity	26	*1.6%*	25	*3.5%*	1
Other non-operating profits		*0.0%*		*0.0%*	0
Other non-operating costs		*0.0%*	(3)	*-0.4%*	3
Profit before tax	**215**	***12.9%***	**114**	***15.8%***	**101**
Income tax expense	(66)	*-4.0%*	(36)	*-5.0%*	(30)
Net profit of continuing operations, net of taxes	**149**	***8.9%***	**78**	***10.8%***	**71**
Net result from non-current assets sold or held for sale		*0.0%*		*0.0%*	0
Minority interests	(6)	*-0.4%*	(14)	*-1.9%*	8
Group net profit for the period	**143**	***8.6%***	**64**	***8.9%***	**79**

(*) Figures related to the former AEM Group

In the first quarter of 2008, the consolidated revenues of the Group came to 1,665 million euro, of which 1,627 million was attributable to revenues from sales and services and 38 million to other operating income.
Thermoelectric and hydroelectric production by the plants owned by the Group, came to a total of 1,873 GWh during the period, lower than it could have been because of the stoppage of the No. 1 and 2 Units of the Premadio hydroelectric power station for extraordinary maintenance.
Output of the plants owned by Edipower came to 1,272 GWh, while the production of cogeneration plants amounted to 478 thermal GWh, of which 338 attributable to the Lamarmora plant.
Electricity sold came to 8,058 GWh, while group sales of gas and heat to end-customers amounted to 778 million cubic metres and 822 thermal GWh respectively. The Group distributed 3,084 GWh of electricity and 855 million cubic metres of gas.
285 thousand tonnes of refuse were collected in the provinces of Milan and Brescia, while refuse disposed of amounted to 719 thousand tonnes.

Gross profit from operations of the period amounted to 317 million euro. This result reflects the positive contribution reported in all areas of activity in which the Group operates, as shown in the following table:

Millions of euro	**Gross profit from operations**
Energy chain	121
Heat and Services chain	38
Environment chain	80
Networks chain	78
Other Services and Corporate Chain	1
Other	-1
Total	**317**

Depreciation and amortisation, provisions and writedowns amount to 84 million euro. The caption is detailed below: 4 million euro of amortisation, 71 million euro of depreciation and 9 million euro of provisions for risks and charges and for bad and doubtful accounts. Note that depreciation includes 8 million euro due to the effects of sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006, which provided for a 10-year extension of hydroelectric concessions, was unconstitutional.

Because of the various changes mentioned above, profit from operations comes to 233 million euro.

Financial costs show a negative balance of 18 million euro resulting from the combined effects of the following items: financial charges of 57 million euro, partly offset by financial income of 13 million euro and by the positive result of investments valued under the equity method for 26 million euro.

Income tax expenses amount to 66 million euro and include the effect of the tax rate reduction, following the Budget Law 2008.

The net profit come to 149 million euro.

The consolidated net profit for the period pertaining to the Group, after deducting the profit pertaining to minority interests in Delmi S.p.A. and Plurigas S.p.A., amounts to 143 million euro.

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Capital and financial position

At March 31, 2008, **consolidated net capital employed** amounted to 7,949 million euro, funded by equity, 4,861 million euro (of which 828 million pertaining to minority interests) and net financial indebtedness, 3,088 million euro (2,094 million euro at December 31, 2007).

The amount of net capital employed increased by 2,801 million euro, compared with December 31, 2007. This increase is due for 2,822 million euro to the change in the scope of consolidation partly offset by a reduction in net capital employed of 21 million euro in the first three months of 2008.

The working capital improved by 101 million euro in the first quarter of 2008, thanks to the decrease in inventories and in short-term receivables, partly offset by the decline in payables from suppliers and other payables.

The amount of net fixed capital has increased by 80 million euro in the first quarter of 2008, mainly because of a rise in property, plant and equipment and in financial assets.

Net financial debt at March 31, 2008 amounts to 3,088 million euro, having fallen by 176 million euro in the first three months of 2008.

Future net cash flows from operating activities of the period amount to 317 million euro and include the positive change in operating assets and liabilities.

Future net cash flows absorbed by investing activities amount to 190 million euro and include capital expenditure for property, plant and equipment and intangible assets, the increase in the value of investments and the outlay, amounting to 43 million euro, for the purchase of treasury shares.

The changes in equity amounted to 49 million euro.
As a result of these movements, net financial position improved by 176 billion euro.

(in millions of euro)	03.31.2008	01.01.2008 *post merger*	12.31.2007 *restated*	
CAPITAL EMPLOYED				
Net fixed capital employed	**7,741**	**7,661**	**5,162**	
- Property, plant and equipment	3,899	3,878	2,083	
- Intangible assets	535	540	360	
- Investments and other non-current financial assets	4,190	4,131	3,215	
- Deferred tax liabilities	(294)	(305)	(173)	
- Provisions for risks and charges for refuse dumps	(318)	(311)	(169)	
- Employee benefits	(271)	(272)	(154)	
Working capital	**212**	**313**	**(10)**	
- Inventories	86	174	24	
- Short-term receivables	1,863	2,039	1,074	
- Other current assets	30	26	12	
- Current derivatives receivable/payable	(2)	(1)	3	
- Trade payables	(958)	(1,050)	(617)	
- Other payables	(762)	(866)	(500)	
- Other current liabilities	(45)	(9)	(6)	
Assets/liabilities held for sale	**(4)**	**(4)**	**(4)**	
TOTAL CAPITAL EMPLOYED	**7,949**	**7,970**	**5,148**	
SOURCES OF FUNDING				
Equity method	**4,861**	**4,706**	**3,054**	
Total financial position beyond one year	2,904	2,725	1,697	
Total financial position within one year	184	539	397	
Total net financial position	**3,088**	**3,264**	**2,094**	
TOTAL SOURCES	**7,949**	**7,970**	**5,148**	

(in millions of euro)	12.31.2007 03.31.2008	01.01.2008 03.31.2008	03.31.2007 *Restated*
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	(2,094)	(3,264)	(1,705)
Net result for the period pertaining to the Group	143	143	64
Net result for the period pertaining to minority interests	6	6	14
Amortisation and depreciation	75	75	34
Changes in assets and liabilities	87	93	(27)
Future net cash flows from operating activities	**311**	**317**	**85**
Future net cash flows absorbed by investment activities	**(3,006)**	**(190)**	**(104)**
Free cash flow	**(2,695)**	**127**	**(19)**
Change in minority interests (excluding result)	28	(3)	
Change in equity of the Group (excluding result and change in treasury shares)	1,673	52	39
Cash flow from changes in equity	**1,701**	**49**	**39**
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(3,088)**	**(3,088)**	**(1,685)**

Significant events after March 31, 2008

Period for execution of the plan to buy treasury shares expired

Pursuant to article 144-bis.4 of CONSOB Regulation no. 11971/1999 and subsequent amendments, A2A S.p.A. (the "Company") communicates that on April 27, 2008 the plan to buy treasury shares came to an end. It was approved by the Company's Shareholders' Meeting on October 27, 2006 (the "Plan").

The Plan concerned up to a maximum of 180,004,740 ordinary shares (10% of the share capital at the date of the resolution) and had been authorised for 18 months from the date of the shareholders' resolution on October 27, 2006.

At the end of the plan, the Company holds a total of 47,434,850 ordinary shares, equal to 1.51% of the share capital, of which 16,159,850 already in portfolio in execution of the previous plan to purchase treasury shares.

31,275,000 ordinary shares have been purchased on the Stock Exchange at an average price of Euro 2.6282 for a total of Euro 82,197,249.76.

The maximum purchase price under the Plan was Euro 2.8543 per share.

Purchases on the Stock Exchange began on May 22, 2007 and ended on March 19, 2008.

The objectives of the Plan were: a) to take advantage of an opportunity to invest liquidity efficiently in relation to the Company's development and stock market trends; b) to carry out trading, hedging and arbitrage transactions; and c) to permit the use of treasury shares in transactions linked to current operations and industrial projects in line with the strategies that the Company intends to pursue, as these sometimes involve share exchanges.

The purchase of 31,275,000 ordinary shares took place on the official Stock Exchange, where the Company's shares are traded, in compliance with all applicable laws and supervisory provisions.

Lastly, it is worth remembering that on March 27, 2008 the Management Board resolved to submit the proposal to renew the authorisation to buy and sell treasury shares within the maximum limits permitted by law, subject to the approval of the Supervisory Board in accordance with the articles of association.

A2A exclusive right to negotiate the purchase of Cofathec Coriance Sas extended

On April 29, 2008 Cofathec Sas, a member of the Gaz de France Group, extended to May 23 the exclusive right granted to A2A on March 27 to negotiate the acquisition of Cofathec Coriance Sas, a company that operates in France in the field of district heating and the production of electricity with cogeneration plants.

2007 draft financial statements of the AEM, ASM and AMSA Groups and pro-forma financial statements of the A2A Group

On April 28, 2008, the Supervisory Board examined and approved the draft financial statements and pro-forma figures for 2007.

Outlook for operations

The second half of 2008 is expected to see the gradual start-up of the 800 MW combine-cycle plant in Gissi (CH), which will give a considerable boost to the Group's energy portfolio.
Overall, the consolidated results in 2008 will be positive: not lower than those of 2007, considering the way that the competitive and regulatory context has been evolving to date.

Consolidated financial statements

CONSOLIDATED BALANCE SHEET

(millions of euro)	Notes	AT MARCH 31, 2008	%	AT DECEMBER 31, 2007 Restated	%
ASSETS					
NON-CURRENT ASSETS					
Property, plant and equipment	1	3,899		2,083	
Intangible assets	2	535		360	
Investments valued at equity	3	3,332		2,501	
Other non-current financial assets	3	581		516	
Deferred tax assets	4	272		197	
Other non-current assets	5	26		27	
TOTAL NON-CURRENT ASSETS		**8,645**	**80.23**	**5,684**	**83.06**
CURRENT ASSETS					
Inventories	6	86		24	
Trade receivables	7	1,662		902	
Other current assets	8	229		178	
Current financial assets	9	2		0	
Current tax assets	10	20		19	
Cash and cash equivalents	11	127		32	
TOTAL CURRENT ASSETS		**2,126**	**19.73**	**1,155**	**16.88**
NON-CURRENT ASSETS HELD FOR SALE	12	**4**	**0.04**	**4**	**0.06**
TOTAL ASSETS		**10,775**	**100.00**	**6,843**	**100.00**
EQUITY AND LIABILITIES					
EQUITY					
Share capital	13	1,629		936	
(Treasury shares)	14	-107		-64	
Reserves	15	2,368		1,096	
Net profit for the year		-		292	
Net profit for the period	16	143		-	
Equity pertaining to the Group		**4,033**	**37.43**	**2,260**	**33.03**
Minority interests	17	828		794	
Total equity		**4,861**	**45.11**	**3,054**	**44.63**
LIABILITIES					
NON-CURRENT LIABILITIES					
Financial liabilities - non-current portion	18	2,913		1,723	
Deferred tax liabilities	19	294		173	
Employee benefits	20	271		154	
Provisions for risks, charges and liabilities for refuse dumps	21	318		169	
Other non-current liabilities	22	129		256	
Total non-current liabilities		**3,925**	**36.43**	**2,475**	**36.17**
CURRENT LIABILITIES					
Trade payables	23	977		631	
Other current liabilities	23	591		238	
Financial liabilities - current portion	24	312		430	
Tax liabilities	25	105		11	
Total current liabilities		**1,985**	**18.42**	**1,310**	**19.14**
Total liabilities		**5,910**	**54.85**	**3,785**	**55.31**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	26	**4**	**0.04**	**4**	**0.06**
TOTAL EQUITY AND LIABILITIES		**10,775**	**100.00**	**6,843**	**100.00**

CONSOLIDATED INCOME STATEMENT (millions of euro)	Notes	01/01/08 03/31/2008	%	01/01/07 03/31/2007 Restated	%
REVENUES					
REVENUES FROM THE SALE OF GOODS AND SERVICES		1,627	97.72	715	98.89
OTHER OPERATING INCOME		38	2.28	8	1.11
TOTAL REVENUES	28	**1,665**	**100.00**	**723**	**100.00**
OPERATING COSTS					
COSTS FOR RAW MATERIALS AND SERVICES		1,170	70.27	464	64.18
OTHER OPERATING COSTS		68	4.08	65	8.99
TOTAL OPERATING COSTS	29	**1,238**	**74.35**	**529**	**73.17**
LABOUR COSTS	30	**110**	**6.61**	**36**	**4.98**
GROSS PROFIT FROM OPERATIONS	31	**317**	**19.04**	**158**	**21.85**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	32	**84**	**5.05**	**40**	**5.53**
NET PROFIT FROM OPERATIONS	33	**233**	**13.99**	**118**	**16.32**
FINANCIAL COSTS					
FINANCIAL INCOME		13	0.78	4	0.55
FINANCIAL CHARGES		57	3.42	30	4.15
SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD		26	1.56	25	3.46
TOTAL FINANCIAL COSTS	34	**-18**	**-1.08**	**-1**	**-0.14**
OTHER NON-OPERATING PROFITS					
OTHER NON-OPERATING COSTS	35			**-3**	**-0.41**
PROFIT BEFORE TAX		**215**	**12.91**	**114**	**15.77**
INCOME TAX EXPENSE	36	**66**	**3.96**	**36**	**4.98**
NET PROFIT OF CONTINUING OPERATIONS NET OF TAX		**149**	**8.95**	**78**	**10.79**
NET RESULT FROM NON-CURRENT ASSETS HELD FOR SALE					
NET PROFIT		**149**	**8.95**	**78**	**10.79**
MINORITY INTERESTS		**-6**	**-0.36**	**-14**	**-1.94**
GROUP NET PROFIT FOR THE PERIOD	37	**143**	**8.59**	**64**	**8.85**
Earnings per share (in euro):					
- basic		0.0461		0.0359	
- basic, from operating activities		0.0461		0.0359	
- diluted		0.0461		0.0356	
- diluted, from operating activities		0.0461		0.0356	

CONSOLIDATED STATEMENT OF CASH FLOWS (millions of euro)	Notes	03.31.2008	12.31.2007 Restated
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	11	32	88
Operating activities			
Net result pertaining to the Group	37	143	292
Net result pertaining to minority interests	37	6	76
Non-monetary flows:			
Depreciation of property, plant and equipment	32	71	144
Amortisation of intangible assets	32	4	6
Change in provisions for employee benefits	20.21	387	3
Change in working capital:			
Change in trade receivables and other short-term receivables		-822	-274
Change in inventories of materials	6	-62	2
Change in trade payables and other short-term payables		648	51
Change in assets/liabilities to related parties		-64	13
Change in assets/liabilities held for sale	11.26		4
Future net cash flows from operating activities		**311**	**317**
Investing activities			
Net capital expenditure		-1,887	-158
Capital expenditure, net in intangible assets		-180	-199
Change in investments		-896	-247
Purchase of treasury shares	14	-43	-39
Future net cash flows absorbed by investment activities		**-3,006**	**-643**
Free cash flow		**-2,695**	**-326**
Financing activities			
Change in financial assets		4	-1
Change in financial liabilities		1,085	334
Change in equity pertaining to minority interests	17	28	-96
Changes in equity pertaining to the Group	13.15	1,673	158
Dividends paid			-125
Future net cash flows absorbed by financing activities		**2,790**	**270**
CHANGE IN CASH AND CASH EQUIVALENTS		95	-56
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	11	**127**	**32**

Statement of changes in Group shareholdrs' equity
(in millions of euro)

Description	Share capital Note 13	Treasury shares Note 14	Reserves Note 15	Net profit for the period/year of the Group Note 16	Total equity pertaining to the Group	Minority interests Note 17	Total equity
Equity at 12.31.2006 Restated	**936**	**-25**	**767**	**295**	**1,973**	**815**	**2,788**
Changes in the first quarter of 2007:							
Allocation of 2006 net profit			295	-295			
Distribution of dividends							
IAS 32 and 39 reserves			42		42		42
Put option on Delmi Spa shares			-9		-9		-9
Other changes			6		6		6
Net profit for the year pertaining to the Group and minority interests				64	64	14	78
Equity at 03.31.2007 Restated	**936**	**-25**	**1,101**	**64**	**2,076**	**829**	**2,905**
Equity at 12.31.2007 Restated	**936**	**-64**	**1,096**	**292**	**2,260**	**794**	**3,054**
Changes in the first quarter of 2008:							
Allocation of 2007 net profit			292	-292			
Effects of the Merger on the balance sheet	693		927		1,620	31	1,651
IAS 32 and 39 reserves			51		51		51
Put option on Delmi Spa shares			5		5		5
Put option on Abruzzo Energia Spa shares			-3		-3	-5	-8
Other changes		-43			-43	2	-41
Net profit for the year pertaining to the Group and minority interests				143	143	6	149
Equity at 03.31.2008	**1,629**	**-107**	**2,368**	**143**	**4,033**	**828**	**4,861**

Notes to the quarterly report

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law. A2A S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.
A2A S.p.A. was born as a result of the merger between three long-standing entities: AEM S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A. On December 24, 2007, at the end of an aggregation process made up of various stages[1] the merger deeds were signed, after which, from January 1, 2008, Amsa Holding S.p.A.[2] ("AMSA") and ASM Brescia S.p.A. were absorbed by AEM S.p.A. ("AEM") and AEM S.p.A. changed its name to A2A S.p.A.

The Operations explained above increased the share capital of AEM S.p.A. (now A2A S.p.A.) from 936,024,648 euro to 1,629,110,744 euro.

From February 22, 2008 the registered office of A2A S.p.A. was transferred to Brescia, Italy, in Via Lamarmora 230.

The A2A S.p.A. Group mainly operates in the following sectors:

- the production, sale and distribution of electricity;
- the sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste management (from collection and road-sweeping to disposal) and the construction and management of integrated waste disposal plants and systems, also making them available for other operators;
- integrated water cycle management.

---

1 Merger negotiations between ASM S.p.A. and AEM S.p.A. that began in July 2006.
On December 18, 2006 the two Boards of Directors approved the Business Plan for the merger.
On June 4, 2007 the Boards of Directors of ASM, AEM and AMSA approved a framework agreement regarding the structure and principal terms of the operation: on the same day, the Municipality of Brescia and the Municipality of Milan signed an agreement that laid down the guidelines for merging the two companies.
On June 25, 2007 the Merger Plan was signed by the Boards of Directors of ASM, AEM and AMSA.
On June 27, 2007 the operation was approved by Brescia City Council; it was then approved by Milan City Council on July 23, 2007.
On September 21, 2007 the experts appointed by the Milan Court expressed their opinion on the reasonableness of the share exchange ratio (1 ASM share = 1.60 AEM shares).
On October 22, 2007 the merger plan was definitively approved by the Extraordinary Shareholders' Meetings of ASM and AEM; the Ordinary Shareholders' Meeting of ASM also approved the distribution of an extraordinary dividend of 0.11 euro per share to its own shareholders.

2 In preparation for its merger, AMSA S.p.A.

(a) spun off to Milano Immobili e Reti S.r.l., which is wholly owned by the Municipality of Milan, the so-called "non-duplicatable" assets used in running the waste collection and street sweeping services;

(b) contributed to a wholly owned newco (AMSA S.r.l., now Amsa S.p.A.) all of the assets and liabilities and all of its juridical relations other than the "non-duplicatable" assets transferred to Milano Immobili e Reti S.r.l.;

(c) changed its name to AMSA Holding S.p.A.

The strategic value of the aggregation

These mergers that involved the A2A Group form part of the evolution of Italian local utilities, which as they open up to more competition have initiated a process of consolidation that is leading to the formation of a limited number of larger operators, even if they still have strong local roots. In this context, AEM, ASM and AMSA have agreed on the industrial value of the project, which is designed to (i) achieve a suitable size to compete with other national and foreign operators, (ii) reinforce upstream and downstream integration in the value chain of their core activities, (iii) raise negotiating potential in deregulated markets, (iv) take advantage of opportunities deriving from economies of scale and cost/investment synergies with a view to improving the quality of the services offered and (v) strengthen the territorial roots of the new company, which operates not only in Milan, Brescia and Bergamo, but also in numerous other cities in Lombardy and Emilia, continuing to provide important services to their citizens, who are A2A's customers.

In particular, the creation of A2A will make it possible to (i) reinforce the promotion of energy savings and sustainable development initiatives using innovative technologies and suitable management and industrial policies, such as producing energy from renewable sources, and (ii) create additional value in businesses such as gas, electricity, environmental services (e.g. waste incineration, treatment and disposal) and energy services for the territory (such as district heating and energy management).

Having created a major operator to act as a self-sufficient and completely integrated national leader in the energy and environmental sector, it will take on the role of an aggregating hub that can attract other local operators in neighbouring geographical areas that are complementary in terms of their customer base. Small and medium-sized utilities are going to have to raise their efficiency in a market that is experiencing growing competition and a potential compression of operating margins. This gives them good reason to combine with A2A so as to guarantee sustainable development of their own territory, as the new Group will be able to provide them with a combination of a leadership position (with all the advantages of size) and easier access to energy procurement sources.

A2A wants to create value for its shareholders by exploiting the advantages and benefits that will derive from achieving a large enough size to compete successfully in the rapidly deregulating local public services market from the complementary nature of the business areas, which makes it possible to integrate the value chain upstream and downstream, and from the geographical vicinity of the areas in which they operate.

Synergies are expected to arise in this situation from the optimisation of the current industrial processes, such as: management of the energy portfolio, standardisation of the main operating activities (e.g. centralised purchases) and the unification of common activities (e.g. staff functions, technical services and coordination). Synergies are also expected to come from projects of strategic development in activities with a higher potential for value creation, such as: the energy market (gas and electricity), the environmental services business (WTE - waste-to-energy, waste treatment/disposal), energy services for the territory (district heating, local energy services) and producing energy from renewable sources.

The accounting effects of the AEM/AMSA and AEM/ASM mergers

AEM/AMSA

Note that prior to the merger between AMSA Holding S.p.A. and AEM S.p.A., AEM was held 42.267% by the Municipality of Milan.

However, because of certain clauses in AEM's articles of association, the Municipality of Milan had control of it; The Municipality of Milan also held 100% of AMSA Holding S.p.A..

In the light of the above, the AEM/AMSA merger has been treated under IFRS as an operation "under common control", i.e. as an operation carried out by two entities that are subject to the control of the same entity (the Municipality of Milan). Such operations are not expressly regulated by IFRS 3, which explains the method to be used to account for business combinations, nor by other IAS/IFRS. In the absence of a specific accounting principle to refer to, A2A followed IAS 8 and adopted as the accounting treatment for booking such operations that of booking to the consolidated balance sheet the entities acquired on the basis of the accounting balances shown in the financial statements prior to the operation, in other words, ensuring "continuity of values".

AEM/ASM

As regards the method of accounting used for the AEM/ASM merger, the following points should be taken into consideration:

- prior to the merger with AEM, ASM was held 69.2% by the Municipality of Brescia;
- on October 5, 2007, the Municipalities of Brescia and Milan stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over A2A by means of a dualistic system of administration and control.

So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan.

International Financial Reporting Standards (IAS/IFRS) do not state specifically how joint ventures are meant to account for assets and liabilities over which the venturers acquire joint control. International practice has developed two alternative approaches to such operations: either "continuity of values", which says that the assets and liabilities of the joint venture should be shown on the basis of the values shown in the financial statements prior to the JV deal; or "fresh start accounting", which likens the operation to an acquisition, which means accounting for all balance sheet items at their fair value). In this particular case, it is felt that the most suitable method of accounting to represent the effects of the operation in question is "continuity of values": in fact, the assets and liabilities continue to be under the control - albeit joint control - of the Municipality of Brescia and the Municipality of Milan.

The quarterly report

The quarterly report of the A2A Group at March 31, 2008 is expressed in millions of euro, which is also the currency of the economies in which the Group operates

The quarterly report of the A2A Group at March 31, 2008 has been prepared:

- in compliance with Decree 58/1998 (art. 154 ter) and subsequent amendments, and with the Issuers' Regulations prepared by CONSOB;
- in accordance with the International Financial Reporting Standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union.

In preparing the quarterly report at March 31, 2008 the Group adopted the same principles used for the consolidated financial statements at December 31, 2007, which should be referred to for a more detailed description; the only exception is the change in accounting policy relating to investments in joint ventures which, from January 1, 2008, are consolidated under the equity method, having previously been consolidated on a proportional basis.
in addition, from January 1, 2008 the Group adopted for the first time the principles and interpretations explained in detail in the paragraph entitled "Changes in accounting standards and accounting policies".
Note that the change in accounting policy for the valuation of put options on Group company shares and quotas explained in the paragraphs entitled "Consolidation policies and procedures" and "Other information" was introduced from the 2007 half-yearly report, which means that this is a change compared with the quarterly report at March 31, 2007.

This quarterly report at March 31, 2008 was approved by the Management Board at the meeting on May 14, 2008, which authorised its publication.
The quarterly report is unaudited.

Financial statements

The quarterly report includes a balance sheet, income statement and cash flow statement in order to facilitate understanding the economic and financial situation in the first three months of 2008.

For the balance sheet, the Company has adopted a format which separates current and non-current assets and liabilities, according to para. 51 et seq. of IAS 1.

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The statement of cash flows is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with IAS 1.

The financial statements included in the quarterly report are in the same format as those used in the consolidated financial statements at December 31, 2007, except for the items relating to "Derivatives", which have been included in "Other assets" and "Other liabilities", "Goodwill", which has been included in "Intangible assets" and "Liabilities for refuse dumps" which have been included in "Provisions for risks, charges and liabilities for refuse dumps"; however, they are different from those published at March 31, 2007.

Basis of preparation

The quarterly report at March 31, 2008 has been prepared on a historical cost basis, with the exception of those items which, in accordance with IFRS, have to or can be measured at fair value, as explained in the accounting policies contained in the consolidated financial statements of AEM S.p.A. (now A2A S.p.A.) at December 31, 2007, to which reference should be made.

Changes in accounting standards and accounting policies

The accounting policies applied in the first three months of 2008 are the same as those of the previous year, except for the following changes:

(i) the consolidation of investments in joint ventures, compared with December 31, 2007[3];

(ii) the change in the accounting policy concerning the valuation of put options on shares/quotas of Group companies explained in the paragraphs entitled "Consolidation policies and procedures" and "Other information" compared with the quarterly report at March 31, 2007.

Note that the following interpretations published in the Official Journal of the European Union (OJEU) have not been applied in advance as they are applicable from the next financial period.

- IFRS 8 "Operating segments" applicable from January 1, 2009, will replace IAS 14 "Reporting financial information by segment"; compared with the current situation, the required disclosure is to be integrated by an analysis of products and services and major customers.

The following standards and interpretations have not been applied as they are still to be approved by the European Union:

- IFRIC 12 Service Concession Arrangements (applicable from January 1, 2008;
- IFRIC 13 "Customer Loyalty Programmes", applicable from January 1, 2009;
- IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", applicable from January 1 2008;
- IAS 1 Revised "Presentation of Financial Statements", applicable from January 1 2009. According to the revised version all the changes generated by transactions with shareholders have to be shown in the statement of changes in equity. All transactions with third parties ("comprehensive income") have to be shown in a single schedule of comprehensive income or in two separate schedules (income statement and statement of comprehensive income). In any case, changes generated by transactions with third parties must not be shown in the statement of changes in equity;

3 See the paragraph entitled "Change in the method of consolidation for investments under joint control (joint ventures)".

- IFRS 3 Revised "Business Combinations". The main changes relate to:

(i) elimination of the obligation to measure the subsidiary's individual assets and liabilities at fair value in the event of a step acquisition of subsidiaries. In such cases, goodwill will be determined as the difference between the value of the investments immediately prior to the acquisition, the consideration paid and the value of the net assets acquired;

(ii) if the company does not buy 100% of the investment, the portion of equity belonging to minority interests can be measured either at fair value, or by using the method previously recommended by IFRS 3;

(iii) booking to the income statement all of the costs relating to the business combination and recognition of liabilities for contingent consideration payments at the acquisition date. The revised standard is applicable prospectively from January 1, 2010.

- IAS 23 Revised "Financial charges": obligatory capitalisation of financial charges incurred for assets that need a certain period of time before they are ready for use or for sale, applicable from January 1, 2009;
- IAS 27 Revised "Consolidated and Separate Financial Statements", according to which changes in the percentage interest that do not involve a loss of control have to be treated as an equity transaction, which means that the contra-entry has to be booked to equity. Moreover, the revised standard lays down that when control over a subsidiary is ceded, but the company still maintains an interest in it, the investment has to be measured at fair value, booking any gains or losses that arise when control is lost to the income statement;
- Amendment to IFRS 2 "Vesting Conditions and Cancellations", at present not applicable to the A2A Group;
- Amendment to IAS 32 "Financial Instruments: Presentation" and to IAS 1 "Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation". In particular, the standard requires companies to classify puttable financial instruments and financial instruments that oblige the company to deliver part of the company's shares to a third party as equity instruments.

Scope of consolidation

The quarterly report of the A2A Group includes the financial statements of the parent company A2A S.p.A. and those of its subsidiaries in which A2A S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. Also consolidated, under the equity method[4], are those companies in which the parent company has joint control with other shareholders (joint ventures) and those over which it exercises a considerable influence (associates).

<u>Change in the method of consolidation for investments under joint control (joint ventures)</u>

In order to increase the clarity and transparency of its consolidated financial statements, bearing in mind the requests by financial analysts for information that focuses above all on the businesses managed directly and autonomously by the A2A Group, at the time of preparing the quarterly report at March 31, 2008 (the A2A Group's first interim report for legal purposes following its creation on January 1, 2008 out of the merger of AMSA and ASM Brescia with AEM), it was thought best to change the method previously used by the AEM Group for consolidating joint ventures.

[4] See the paragraph below entitled "Change in the method of consolidation for investments under joint control (joint ventures)".

Therefore, from January 1, 2008, the joint ventures (Transalpina di Energia S.r.l., Ergon Energia S.r.l., Gesi S.r.l., Metamer S.r.l., SED S.r.l., Bergamo Pulita S.r.l., Bellisolina S.r.l., Biotecnica and Edipower S.p.A.) are no longer proportionally consolidated, but valued under the equity method.
In line with this decision, the prior year figures presented for comparison purposes have been restated, the effects of which are shown in detail in the section of this document entitled "Other Information".
It is also worth pointing out that this change in accounting policy is very probably only an anticipation of the effects that will in any case come about if the proposed changes to IAS 31 contained in IASB Exposure Draft no. 9 ("Joint Arrangements") are approved without any important amendments.
In fact, in the case of joint ventures, as part of a wider project to converge with U.S. Generally Accepted Accounting Principles (US GAAP), this Exposure Draft provides for, among other things, the elimination of the choice between proportional consolidation and valuation under the equity method, opting for obligatory application of the latter.

Changes in the scope of consolidation

- As a result of the merger of AMSA Holding S.p.A. and ASM Brescia S.p.A. with AEM S.p.A. on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM groups. The income statement figures at March 31, 2008 are therefore not comparable with those at March 31, 2007.
- As a result of the merger with ASM S.p.A., from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line, showing 30% of the result and of equity as pertaining to minority interests. Because of the above, the 40% investment in Plurigas S.p.A. has been consolidated under the equity method in the restated figures at March 31, 2007.
- Line-by-line consolidation of the Ecodeco Group, consisting of Ecodeco S.r.l and its subsidiaries and associates, at March 31, 2008 was affected, as far as the allocation of minority interests is concerned, by the purchase of 64% of Ecodeco S.r.l. on July 24, 2007, on top of the 30% interest acquired on April 22, 2005. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by A2A S.p.A., exercisable by the end of 2008 at the same conditions and a pre-established price not subject to changes. For consolidation purposes, these call/put options are considered exercised; in the same way, since June 30, 2007 the A2A Group's interest in the consolidated equity of the Ecodeco Group has grown by 70%, from 30 to 100%. Additional goodwill was then booked for the difference between the total price paid to acquire 70% of the share capital and the corresponding portion of Ecodeco Group's consolidated net equity at June 30, 2007; The above total outlay for the purchase of 70% of Ecodeco S.r.l. amounts to the sum of the following components: (i) the price for the purchase of 64% of the share capital, (ii) an estimate at March 31, 2008 of the possible price adjustment as per para. sub (1), and (iii) the price set irrevocably for the future purchase of the residual 6% of the share capital of Ecodeco S.r.l. The consolidated result of the Ecodeco Group for the period ended March 31, 2008, was consolidated 100%, as the put/call option for the residual 6% was considered exercised. As far as the previous year is concerned, note that the call options have become exercisable for 70% of the share capital of Ecodeco S.r.l. and therefore represent potential voting rights which have to be taken into account when checking whether or not control existed from April 1, 2006 onwards. As a result, the Ecodeco Group at March 31, 2007 was carried at equity, booking 30% of the result to the caption "Share of gains and losses on valuation of investments at equity". For further details, read the paragraph entitled "Call option contract for 70% of Ecodeco S.r.l." in the section "Consolidation policies and procedures".

- A2A S.p.A. exercised its call options for the Edipower S.p.A. shares representing 4% of the share capital. The transfer of the first 2% of the shares occurred on July 31, 2007. A further 2% of Edipower was purchased in January 2008 (see "Significant events during the period"), so this investment has now gone up from 18 to 20%. These transactions did not have any effect on the scope of consolidation as Edipower was already 20% consolidated (see paragraph a) Option contracts for 4% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and AEM S.p.A." in the section "Consolidation policies and procedures";
- On April 2, 2007, AEM S.p.A. (now A2A S.p.A.) acquired an interest of 7.497% in A.G.A.M. Ambiente Gas Acqua Monza S.p.A. ("AGAM"). As a result of this acquisition, A2A S.p.A. now holds 24.99% of AGAM, which is currently the entire amount that can be held by a private entity, acting as strategic partner of the Municipality of Monza in the share capital of AGAM. Under the shareholder agreements currently in force with the Municipality of Monza, A2A holds a significant interest and is able to exercise a considerable influence (as the only strategic partner, it can appoint the Managing Director as well as a certain number of members of AGAM's Board of Directors and Board of Statutory Auditors). As a result, starting from April 1, 2007 this investment in AGAM is carried at equity.
- As a result of AEM's (now A2A) decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l.. On July 24, 2007 Ecodeco S.r.l. acquired a 4.16% interest in Fertilvita S.r.l., subsequently booking goodwill equal to the difference between the amount paid, including an estimate at March 31, 2008 of the price adjustment, and 4.16% of the subsidiary's net equity at June 30, 2007. From July 1, 2007, the income statement result has been attributed entirely to the Group, whereas up until June 30, 2007 4.16% of it was accounted for as "net profit pertaining to minority interests". For further details, read the paragraph entitled "Call option contract for 4.16% of Fertilvita (a subsidiary of Ecodeco S.r.l.)" in the section entitled "Consolidation policies and procedures".
- The investment in ACSM S.p.A. is also consolidated at equity. Given the lack of up-to-date figures at March 31, 2008, the consolidation includes the figures for the period from September 30, 2007 to December 31, 2007, a delay of one quarter which is permitted by IAS 27 paragraph 27.

Percentage of consolidation of Edison S.p.A. by Transalpina di Energia S.r.l.

March 31, 2007
In the first quarter of 2007, 519,564,810 Edison Ordinary Warrants 2007 were converted, which reduced the percentage of Edison's net profit and equity consolidated by Transalpina di Energia S.r.l. (TDE) to 61.87% compared with the 69.39% at December 31, 2006.

Note that the total number of Edison Ordinary Warrants 2007 issued amounted to 1,018,616,924, of which 210,012,399 held directly by Transalpina di Energia.

If all of the warrants were exercised, the investment held by Transalpina di Energia would fall to 60%.

There are 499,052,114 warrants still outstanding at March 31, 2007.

in accordance with IAS 27 on "potential voting rights", in the calculation of the consolidated portion of the Group at March 31, 2007, account has also been taken of the warrants which permit access, in the present, to future economic benefits.
Hence, considering the intention to exercise them by the end of the year, at March 31, 2007 the Edison Warrants held by Transalpina di Energia have been taken as exercised. These warrants are in fact currently exercisable and give rights that are applied retroactively to 1.1.2007, whatever the date of conversion.

So because of the potential voting rights, the percentage of Edison consolidated by Transalpina di Energia rises from 61.87% to 63.47% and this is the percentage used for the consolidation of the Edison's financial statements by Transalpina di Energia at March 31, 2007.

December 31, 2007
At the end of 2007, 1,018,522,047 Edison 2007 ordinary warrants were converted, of which 210,012,399 exercised directly by Transalpina di Energia S.r.l..
After this conversion, Edison consolidated percentage went from 63.47% at March 31, 2007 to 60% at December 31, 2007.

March 31, 2008
The consolidated percentage has remained the same at 60%.

It should be remembered that Transalpina di Energia is held 50% by Delmi S.p.A. and, since it is a joint venture, it is consolidated under the equity method from January 1, 2008 (with restatement of the comparative figures for 2007).

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the A2A Group comprises the Parent company A2A S.p.A. and the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates and Joint Ventures

Investments in associates, in other words those in which the A2A Group holds a significant interest and is able to exercise a considerable influence, and those over which A2A has joint control together with other shareholders, are valued under the equity method.[5] Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company.

In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Potential voting rights

If the A2A Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the A2A Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a permanent impairment of sold assets.

In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.

The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference has to be treated in accordance with IFRS 3.

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[5] See the paragraph above entitled "Change in the method of consolidation for investments under joint control (joint ventures)

Consolidation procedure of assets and liabilities held for sale (IFRS 5)
Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities held for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) *Option contracts for 4% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and AEM S.p.A. (now A2A S.p.A.).*

On July 16, 2007 AEM S.p.A. (now A2A S.p.A.) exercised its call on the shares of Edipower S.p.A. versus the financing partners Interbanca S.p.A. and Albojo Limited (100% The Royal Bank of Scotland) for the purchase of 28,826,000 shares equal to 2% of the share capital. The transfer of the shares took place on July 31, 2007, so from that date, AEM S.p.A. (now A2A S.p.A.) holds 18% of Edipower S.p.A.. The purchase of 2% of the share capital involved an outlay of around 50 million euro.

In addition, AEM S.p.A. stipulated an option contract with Unicredit S.p.A. for an additional 2% of Edipower S.p.A., which was exercised in July 2007 with payment on January 31, 2008.

Because of the transition to IFRS, AEM S.p.A. (now A2A S.p.A.) has already proportionally consolidated 20% of Edipower S.p.A. from January 1, 2004 in light of the contracts and agreements existing with the present shareholders ("tolling"). This consolidation percentage includes the shares under the options which are not subject to valuation in accordance with IAS 32 and 39. Given the change in accounting policy, this investment is consolidated under the equity method.

At March 31, 2008 the amount due for the purchase of the additional residual interest of 2% (55 million euro) has been extinguished; at December 31, 2007 it was shown under payables to third parties.

b) *Option contracts between AEM S.p.A. (now A2A S.p.A.) and Dolomiti Energia S.p.A. and between AEM S.p.A. (now A2A S.p.A.) and Società Elettrica Altoatesina SEL S.p.A. for part of their investment in Delmi S.p.A.*

AEM S.p.A. (now A2A S.p.A.) signed separate option contracts with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) for part of the Delmi S.p.A. shares that they hold.

Under the contract between A2A and DE, DE will have the right to sell two lots of Delmi shares to A2A, each equal to 25% of DE's investment in Delmi (currently 10%) at a price calculated for each lot based on various formulas that take into account DE's initial investment and/or any change in the market price of Edison's shares.
DE's options can only be exercised - the first in July 2007, the second in the second half of 2008 - if the entity controlled by DE has not acquired Edison's hydroelectric power plants located in the province of Trento (also in the form of a joint venture with Edison) and, if exercised, they can be executed over a period of time that goes from September 1, 2007 to June 30 2009: the first option, equal to 2.5% of Delmi S.p.A., expired without being exercised.

Under the option contract between A2A and SEL, SEL will have the right to sell to A2A and A2A will have the right to purchase from SEL two lots of Delmi shares, equal to 50% and 35% respectively of SEL's investment in Delmi (currently 10%).
The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on the fact that SEL - at the time of exercising the option - has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.
SEL's put options and A2A's call options to buy from SEL, if exercised, can be executed in various stages between the third anniversary and the six months following the sixth anniversary of TdE's purchase of the Shares and Warrants held by IEB (concluded on September 16 2005).

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial charges and booked to income.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show this difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. It means that changes in the liability that do not depend on time are adjusted on Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The A2A Group valued these options, up to the consolidated interim financial statements at March 31, 2007 in accordance with IAS 39. However, in light of the way that IFRS are generally applied in connection with put options on shares, which see IAS 32 paragraph 23 prevailing over IAS 27 IG 7, the A2A Group has decided to adopt the accounting policy explained previously. As a result, pursuant to IAS 8 paragraph 14 ("Change in accounting policies"), it has prepared a restatement of the income statement and balance sheet figures for previous periods, starting from the year ended December 31, 2005.

The figures at March 31, 2007 have therefore been restated in order to reflect these changes in accounting policy.

The quarterly report at March 31, 2008 therefore shows a payable to third parties for the possible exercise of the put options related to DE's and SEL's shares, for 224 million euro (226 million euro at December 31, 2007 and 250 million euro at March 31, 2007), a reduction in equity pertaining to minority interests of 203 million euro (203 million euro at December 31, 2007 and 249 million euro at March 31, 2007), a negative change in Group equity of 5 million euro (negative for 10 million euro at December 31, 2007 and positive for 1 million euro at March 31, 2007) and a financial expense of 2 million euro in line with the amount at March 31, 2007 (financial expense of 7 million euro at December 31, 2007).

The share of Delmi's result remains 51% as the above options do not currently give A2A access to the economic benefits associated with the shares under option.

c) Call option contract for 70% of Ecodeco S.r.l.

On April 22, 2005, AEM S.p.A. (now A2A S.p.A.) acquired 30% of the share capital and voting rights of Ecodeco S.r.l..
Under the agreements made at that date, AEM S.p.A. (now A2A S.p.A.) has a call option, which gives it the right, but not the obligation, to buy the other 70% of the share capital and voting rights of Ecodeco S.r.l. from April 2006, at a price depending on economic and financial ratios based on the consolidated financial statements of the Ecodeco Group.

Based on these agreements, the call option could not be exercised during the first quarter of 2006, so up until March 31, 2006 the investment in Ecodeco S.r.l. was consolidated at equity.

At the end of May 2007, AEM S.p.A. (now A2A S.p.A.) communicated to the shareholders of Ecodeco S.r.l. its intention to exercise the call option to buy 70% of Ecodeco S.r.l., also communicating a provisional strike price that will be subject to an adjustment in the coming months once the gross operating profit for the whole of 2007 is known.

Subsequently, A2A and the majority shareholder of Ecodeco agreed that, as a result of exercising the call option, A2A would purchase a 64% interest in Ecodeco, with the residual 6% being subject to a call option for A2A to buy or a put option for the shareholder of Ecodeco to sell.

The purpose of this was to give A2A the chance to claim off the amount to be paid for the residual 6% of Ecodeco in the event of an adjustment that reduced the provisional strike price.

On July 24, 2007, following the exercise of the call option for Ecodeco S.r.l., A2A S.p.A. acquired 64% of Ecodeco S.r.l. for Euro 223.6 million euro.

As a result of this purchase, A2A S.p.A. holds 94% of Ecodeco S.r.l. The other 6% of Ecodeco S.r.l. is the object of a call and put option , respectively in favour of and to be borne by A2A S.p.A., exercisable by the end of 2008 at the same conditions and a pre-established price not subject to changes.
On the purchase of 64%, there is also provision for the price to be adjusted (up or down) based on 50% of any change in the 2007 gross operating profit compared with what it was in 2006 (both calculated according to Italian GAAP and subject to certain adjustments), to which the contractual multiple of 6.8 will be applied.

The total outlay ("Total Price") for the purchase of 70% of Ecodeco S.r.l. amounts to the sum of the following components:

(i) the price for 64% of Ecodeco, 223.6 million euro, which was paid on July 24, 2007;
(ii) the price for the additional 6%, 20.9 million euro, and
(iii) an estimate of the possible adjustment on the purchase of the 64% mentioned in point (i), quantified temporarily at 26 million euro.

The estimate mentioned in point (iii) was calculated on the basis of forecast closing figures for 2007 which the Ecodeco Group had available at March 31 2008. This valuation will be updated at the end of the process of measuring the adjustments foreseen in the purchase contract.

The percentage participation in the result of Ecodeco S.r.l. at December 31, 2007 remains 100% as the call/put options on 6% of the Ecodeco's share capital allow A2A to have access to the economic benefits associated with the shares involved in the options.

In light of the above, the A2A Group booked in its consolidated financial statements an amount of goodwill equal to the difference between the Total Price as defined above and 70% of the net equity of the Ecodeco Group at June 30, 2007, booking the payable to third parties for the amounts mentioned in points (ii) and (iii) above.

So given an investment of 94% in the Ecodeco Group and line-by-line consolidation of 100% of the Group at March 31, 2008, the consolidated financial statements of the A2A Group will consider 70% of the results of the Ecodeco Group (from January 1, 2007 to June 30, 2007) as "profit pertaining to minority interests"; from July 1, 2007, the income statement result of the Ecodeco Group pertains entirely to the A2A Group.

In terms of the balance sheet, 70% of the Ecodeco Group's equity at March 31, 2007 has been classified as "minority interests".
From June 30, 2007, on the other hand, these "minority interests" relating to 70% of the net equity of Ecodeco were eliminated following the purchase of 64% of the share capital on July 24, 2007 and the call/put option contract for the residual 6% of the share capital which is considered already exercised.

d) Call option contract for 4.16% of Fertilvita (a subsidiary of Ecodeco S.r.l.)

As a result of AEM's (now A2A S.p.A.) decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l.

Therefore on July 24, 2007 Ecodeco S.r.l. purchased 4.16% of the share capital of Fertilvita S.r.l..

The total outlay ("Fertilvita Total Price") for the purchase of 4.16% of Fertilvita S.r.l. is equal to the sum of the following components:

(i) the price for 4.16% of Fertilvita, 9 million euro, which was paid on July 24, 2007, and
(ii) an estimate of the possible price adjustment, quantified temporarily at 1 million euro.

The estimate mentioned in point (ii) was calculated on the basis of forecast closing figures for 2007 which the Ecodeco Group had available at March 31 2008. This valuation will be updated at the end of the process of measuring the adjustments foreseen in the purchase contract.

The A2A Group has booked in the consolidated financial statements an amount of goodwill equal to the difference between the Fertilvita Total Price and 4.16% of its net equity at June 30, 2007 and the amount payable for the estimated adjustment mentioned in point (ii), which is consolidated 100% by Ecodeco.

The income statement result of Fertilvita from July 1, 2007 was entirely attributable to the Ecodeco Group, whereas up until June 30, 2007 4.16% was accounted for as "net profit pertaining to minority interests".

e) *Call/put options on the shares held by certain minority shareholders of AbruzzoEnergia S.p.A.*

A2A currently holds 89.8% of AbruzzoEnergia S.p.A., whose main asset is the thermoelectric plant at Gissi, in Abruzzo.

In addition, A2A S.p.A. holds two call options and two minority shareholders each hold a put option for a total of 5.15% of the share capital of AbruzzoEnergia S.p.A. (currently 130 million euro, of which 101 million has been paid in).
Only the call options can be exercised at present at a price of around 8 million euro which has already been defined, whereas the put options can only be exercised, at a price that is marginally lower than that of the call option, starting from when both of the units at the Gissi power plant start operating in parallel.

This means that we have:

- call options on shares held by minority shareholders, accounted for in accordance with IAS 27 paragraphs 14.15 and 23 on potential voting rights,
- put options on shares held by minority shareholders, in this case accounted for in accordance with IAS 32 paragraph 23,
- options with various strike prices,
- call options that can be exercised now and put options that can only be exercised once certain technical production conditions have been fulfilled.

IAS 27 paragraph 14 requires companies to take account of potential voting rights when assessing whether a shareholder has the power to govern the company's operating and financial decisions. In the case in question, A2A S.p.A. already has control of AbruzzoEnergia S.p.A. as it holds almost 90% of the share capital; this means that exercising the call options would not bring about any change in the company's control, nor in the fact that it is consolidated on a line-by-line basis. The result of this analysis of the call options is therefore that no additional or amending entry has to be made.

As for the put options, the observations made in paragraph b), which analysed the option contracts with Dolomiti Energia S.p.A. and Società Elettrica Altoatesina SEL S.p.A., are still valid.
The circumstances are very similar: the put options are on the shares held by certain minority shareholders, while the counterparty (the buyer) is the shareholders that controls the company; the accounting treatment of the put options will therefore be the same.

Bear in mind that the Group has chosen to show the difference between the present value of the strike price of the put options and the book value of the minority interests as a reduction of Group equity (if positive) or as an increase in Group equity (if negative), as an alternative to confirming goodwill.

As a result, a current financial payable of 8 million euro has been recorded, reducing the equity of minority interests by 5 million euro. The differential of 3 million euro has been deducted from the equity pertaining to the Group.

f) *Option granted to the Municipality of Bergamo for the purchase of BAS SII S.p.A.*

At the time of BAS's merger with ASM Brescia S.p.A., a framework agreement was stipulated under which ASM S.p.A. (now merged as part of A2A S.p.A.) granted the Municipality of Bergamo a call

option to buy 50% of the subsidiaries BAS Power S.r.l., Bas.Com S.p.A., Sobergas S.p.A. and 100% of the subsidiary BAS SII S.p.A.

For the subsidiaries other than BAS SII S.p.A., the option expired on 12.31.2006 without having been exercised by the Municipality.

For BAS SII S.p.A., the option originally expired on December 31, 2007 but in December 2007 the Board of Directors of ASM S.p.A. agreed to extend the option's duration until June 30, 2008.

If the Municipality of Bergamo exercises its call option, the agreement envisages that the price of the shares will be established on the basis of the market value of the investment at the time it is exercised. If the parties fail to reach an agreement on the value, an Independent Auditor will have to be chosen to act as an arbitrator.

g) *Equity Swap and Forward Flexible on Edison S.p.A. shares stipulated by Delmi S.p.A.*

Also at March 31, 2008, Delmi, a subsidiary of A2A S.p.A., is exposed to equity risk on ordinary shares of Edison S.p.A. because of two derivatives transactions.

Delmi S.p.A. has also stipulated an equity swap on 16,981,068 Edison S.p.A. ordinary shares at a price of 1.721865 euro per share with maturity November 2008.
Because of this equity swap, any increases in the value of the stock over 1.721865 will be a gain for Delmi (and vice versa).

Delmi S.p.A. will receive amounts from the counterparty equal to any dividends paid by Edison S.p.A. on the underlying shares.
For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.

Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.635 euro per share up to a maximum of 16,981,068 Edison S.p.A. ordinary shares with maturity November 2008.
Because of this transaction, any increases in the value of the stock over 1.635 will be a cost for Delmi. Any decrease under 1.635 euro will not result in a gain for Delmi, because in this case the counterparty would not exercise its right.

In May 2007, the notional amount of the equity swap was raised from 16,616,858 Edison S.p.A. ordinary shares to 16,981,068 shares in order to adjust the notional amount of the flexible forward agreement.

In fact, every time that Edison S.p.A. distributes a dividend, the notional amount of the flexible forward agreement increases in percentage for an amount equal to the ratio between the dividend and the share price at the date that it goes ex-coupon, whereas as a result the strike price of the flexible forward agreement falls proportionately.

The notional amount of the equity swap was therefore increased to avoid a mismatching of the notionals.

These financial instruments are classified as "held for trading" and valued at fair value through profit and loss in accordance with IAS 32 and 39.

Key figures at March 31, 2008 and at March 31, 2007 of the joint ventures (consolidated at equity)

Key figures at March 31, 2008	Edipower 20%	Transalpina of Energia 50%	Group companies Ecodeco 50% (*)	Ergon Energia 50%	Metamer 50%	Gesi 47.5%
(millions of euro)						
INCOME STATEMENT						
Revenues from sales	62	1,251	3	112	4	1
Gross profit from operations	**20**	**154**		**1**		
% of net sales	*32.3%*	*12.3%*		*0.9%*		
Amortisation, depreciation and writedowns	13	98				
Profit from operations	**7**	**56**		**1**	**0**	**0**
Net result for the year	**2**	**9**				
BALANCE SHEET						
Total assets	**898**	**7,883**	**11**	**127**	**5**	**3**
Equity method	**409**	**1,992**	**1**	**3**	**2**	**2**
Net debt	**-342**	**-2,064**	**-3**	**-52**	**2**	

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica and SED S.r.l..

Key figures at March 31, 2007	Edipower 20%	Transalpina di Energia 50%	Plurigas 40%
(millions of euro)			
INCOME STATEMENT			
Revenues from sales	52	1,116	128
Gross profit from operations	**20**	**199**	**4**
% of net sales	*38.5%*	*17.8%*	*3.1%*
Amortisation, depreciation and writedowns	14	92	
Profit from operations	**6**	**107**	**4**
Net result for the year		24	2
BALANCE SHEET			
Total assets	**918**	**8,153**	**79**
Equity	**409**	**1,950**	**14**
Net debt	**-373**	**-2,335**	**-28**

A2A GROUP – AREAS OF ACTIVITY

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These sectors in turn form part of the following "chains":

- Energy chain
- Heat and Services chain
- Environment chain
- Networks chain
- Other Services and Corporate


A2A Group Chains
ENERGY
Thermoelectric & hydroelectric plants
Energy Management
Sales of electr. & gas
HEAT & SERVICES
Cogeneration plants
District heating networks
Sales of heat & other services
ENVIRONMENT
Collection & road sweeping
Treatment
Disposal & energy recovery
NETWORKS
Electricity networks
Gas networks
Integrated water cycle
OTHER SERVICES & CORPORATE
Other services
Corporate services

Millions of euro	Energy		Heat & Services		Networks		Environment		ther Services and Corporat		Elliminations		TOTAL GROUP	
	01.01.08 03.31.08	*01.01.07 03.31.07 Restated*	*01.01.08 03.31.08*	*01.01.07 03.31.07 Restated*	*01.01.08 03.31.08*	*01.01.07 03.31.07 Restated*	*01.01.08 03.31.08*	*01.01.07 03.31.07 Restated*	*01.01.08 03.31.08*	*01.01.07 03.31.07 Restated*	*01.01.08 03.31.08*	*01.01.07 03.31.07 Restated*	*01.01.08 03.31.08*	*01.01.07 03.31.07 Restated*
Revenues from the sale of goods and services	**1,346**	**621**	**98**	**34**	**151**	**89**	**185**	**36**	**53**	**23**	**(206)**	**(88)**	**1,627**	**715**
- of which interdivisional	*28*	*18*	*20*	*8*	*97*	*45*	*19*	*1*	*42*	*16*	*(206)*	*(88)*		
Gross profit from operations	121	87	38	7	78	50	80	15	1	(1)	(1)		317	158
% of revenues	*9.0%*	*14.0%*	*38.8%*	*20.6%*	*51.7%*	*56.2%*	*43.2%*	*41.7%*	*1.9%*	*-4.3%*			*19.5%*	*22.1%*
Depreciation and amortisation, provisions and writedow	(24)	(11)	(6)	(1)	(27)	(19)	(21)	(8)	(9)	(4)	3	3	(84)	(40)
Net profit from operations	97	76	32	6	51	31	59	7	(8)	(5)	2	3	233	118
% of revenues	*7.2%*	*12.2%*	*32.7%*	*17.6%*	*33.8%*	*34.8%*	*31.9%*	*19.4%*	*-15.1%*	*-21.7%*			*14.3%*	*16.5%*
Net charges from financial management													(18)	(1)
Non operating income/charges														(3)
Income before taxes													215	114
Income tax expense													(66)	(36)
Net result													149	78
Net result from non-current assets held for sale														
Minority interests													(6)	(14)
Group net profit for the period													143	64

NOTES TO THE BALANCE SHEET ITEMS

Changes compared with December 31, 2007:

Absorption of ASM Brescia S.p.A. and AMSA Holding S.p.A.

As a result of the merger of AMSA Holding S.p.A. and ASM Brescia S.p.A. with AEM S.p.A. on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM groups. The income statement figures at March 31, 2008 are therefore not comparable with those at December 31, 2007.

Change in the method of consolidation for investments under joint control (joint ventures)

As explained in the paragraph entitled "Changes in accounting standards and accounting policies", from January 1, 2008, A2A considered it best to change the method of consolidating joint ventures previously used by the AEM Group.

Therefore, starting from the Quarterly Report at March 31, 2008, the joint ventures Transalpina di Energia S.r.l., Edipower S.p.A. Ergon Energia S.r.l., GESI S.r.l, Metamer S.r.l, Bellisolina S.r.l, Bergamo Pulita S.r.l., SED S.r.l, and Biotecnica are no longer consolidated on a proportional basis, but valued under the equity method. In line with this decision, the prior year figures presented for comparison purposes have been restated.

Plurigas S.p.A.

As a result of the merger, from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line, showing 30% of the result and of equity as pertaining to minority interests. In the restated figures at December 31, 2007, the 40% investment in Plurigas S.p.A. has been consolidated under the equity method.

ASSETS

NON-CURRENT ASSETS

1) PROPERTY, PLANT AND EQUIPMENT

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/08 post merger	Changes in the first quarter 2008 Cap. expend.	Other change	Disposals	Depr. and writedowns	Total Change	Amount at 03/31/2008
Land	34	44	78	1	(4)			(3)	75
Buildings	132	161	293	39	5		(3)	41	334
Plant and machinery	1,482	1,118	2,600	34	28	(7)	(45)	10	2,610
Industrial and commercial equipment	5	8	13		4			4	17
Other property, plant and equipment	19	49	68	1	9		(5)	5	73
Refuse dumps	14	4	18		(1)		(2)	(3)	15
Freely transferable assets	260	57	317		1		(14)	(13)	304
Construction in progress and advances	62	340	402	18	(24)			(6)	396
Leasehold improvements	0	1	1		4	(3)		1	2
Leased assets	75	12	87		(12)		(2)	(14)	73
Total	**2,083**	**1,794**	**3,877**	**93**	**10**	**(10)**	**(71)**	**22**	**3,899**

Property, plant and equipment amount to 3,899 million euro (2,083 million euro at December 31, 2007) and have increased by 22 million euro, net of the merger effect, as a result of the following items:

- the increase of 93 million euro due to capital expenditure and advances to suppliers during the period under review,
- the decrease of 71 million euro, due to depreciation for the period under review,
- the increase of 10 million euro, of other changes,
- the decrease of 10 million euro, due to disposals of the period.

Capital expenditure during the period concerned:

- the extension of the medium and low voltage distribution networks, refurbishing of transformer and isolator cabins, modernisation of internal systems for 13 million euro;

- laying medium and low pressure gas pipes, risers and measuring devices for 10 million euro;
- works on the hydroelectric plants in Premadio and Grosio, on the thermoelectric plants in Cassano, Goltara (Bergamo), Nord (Brescia) and on the heating plants in Monterosso, as well as building works of the thermoelectric plant in Gissi (Abruzzo) for a total of 10 million euro;
- purchase of vehicles (road sweepers and rubbish compactors) for 6 million euro;
- purchase of the property in via Lamarmora, 230, Brescia (registered office of A2A S.p.A.), of the building in via Codignole, 32, Brescia (registered office of Aprica S.p.A.) for a total of 39 million euro and the purchase of the land near the Cassano plant for 1 million euro;
- district heating works for 3 million euro;
- works relating to the integrated water cycle for 5 million euro;
- machinery and works connected with the incinerator for 1 million euro;
- and other capital expenditure of the Group for 5 million euro.

Property, plant and equipment include 73 million euro of leased assets, booked in accordance with IAS 17 (revised). The total value of residual debt included in "payables and other financial liabilities" amounts to 49 million euro.

Property, plant and equipment are almost all located in Italy.

Please note that "freely transferable assets" related to the hydroelectric production plants the depreciation period has been revised following sentence no. 1 issued by the Constitutional Court on January 18, 2008; as a result of this sentence, the duration of concessions has been reduced to 10 years.
The Company reserves the right to take any steps to protect its investments and its interests.

2) INTANGIBLE ASSETS

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes in first quarter 2008				Amort.	Total change	Amount 03/31/2008
				Invest.	Other Change	Recl.	Disposals/ Writedowns			
Industrial patents and intellectual property rights	14	7	21	1	(7)			(2)	(8)	13
Concessions, licences, trademarks and similar rights	2	15	17		8			(1)	7	24
Assets in process of formation	6	1	7		(2)				(2)	5
Other intangible assets	2	20	22		1		(2)	(1)	(2)	20
Goodwill	336	137	473							473
Total	**360**	**180**	**540**	1	-		(2)	(4)	(5)	535

Intangible assets at March 31, 2008 amount to 535 million euro, net of the merger effect, compared with December 31, 2007, they decrease by 5 million euro, as a result of:

- an increase of 1 million euro, due to capital expenditure during the period under review;
- a decrease of 2 million euro, due to disposals of the period;
- a decrease of 4 million euro, due to amortisation for the period under review.

Other intangible assets includes the value of the customer list, which relates to acquisitions of customer portfolios made by Group companies in cases where there is evidence that the companies are able to control the future benefits deriving from these customer portfolios. These amounts are amortised over their estimated useful life.

In particular, these amounts are principally attributable:

- to the amount paid by ASMEA, 7 million euro, for the customers included in the business purchased from ENEL in 2003 relating to a portion of the networks and utilities of the city and province of Brescia;
- to the amount paid by Selene for the customers of Brescia On Line S.r.l., as well as that paid to Tidonenergie in previous years to acquire gas customers for 1 million euro;
- to the amount of the customers in the gas sector acquired in previous years from BAS-Omniservizi for 4 million euro;
- to the amount of the service relating to the integrated water cycle amounting to 1 million euro which the municipalities of Tavernole, Marcheno, Collio (in 2005) and Lumezzane (in 2006) contributed to ASVT following this company's increases in capital;
- to the amount of the customer list relating to Camuna Energia deriving from the consolidation of the company starting in 2007.

Goodwill

(in millions of euro)	Amount at 12/31/2007 restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes in the first quarter 2008						Amount
				Invest.	Other Change	Reclass.	Disposals/ Writedowns	Amort.	Total change	03/31/2008
Goodwill	336	137	473	-				-	-	473
Total	336	137	473	-	-	-	-	-	-	473

Goodwill at March 31, 2008 consists of:

Millions of euro	*March 31, 2008*
Enel Distribution Milan S.p.A. business	110
Ecodeco Group	222
AEM Calore & Servizi	4
Total	**336**
Merger effect 01/01/08	
Goodwill on acquisition of the Enel business in Brescia area	46
Goodwill on BAS merger	55
Goodwill for ASM Reti distribution companies	7
Goodwill on consolidation of ASM Reti	26
Other	3
Total	**137**
Total goodwill at 03/31/08	473

Goodwill is made up of the following items:

- consolidation of the business purchased in 2002 by AEM Elettricità S.p.A. from Enel Distribuzione S.p.A.;
- consolidation deriving from the purchase of the Ecodeco Group, unchanged compared with December 31, 2007;
- consolidation resulting from the acquisition of the businesses of AEM Calore & Servizi S.p.A. related to acquisitions carried out in previous years.

The merger effect relates to the following items:

- acquisition of ENEL electricity distribution business for 46 million euro. This business, which ASM acquired in previous years, relates to a significant portion of the power networks in the province of Brescia;
- amount of goodwill on the merger of BAS S.p.A. for 55 million euro.
- amount of goodwill on consolidation of ASM Reti for 26 million euro;

- amount of goodwill (7 million euro) booked by ASM Reti following the mergers that took place in 2004. On this occasion, ASM Reti booked goodwill for the merger deficits for an historical cost of:
  - 1 million euro, for the merger of Tidone Gas;
  - 2 million euro, for the merger of Gastecnica Reggiana;
  - 1 million euro, for the merger of Alfa Metano;
  - 3 million euro, for the merger of Gas Orobica.
- amount of goodwill (3 million euro) relating to the consolidation of Itradeplace for 1 million euro, Assoenergia for 1 million euro and other goodwill of 1 million euro.

No impairment indicators have come to light during the period under review.

3) INVESTMENTS AND OTHER FINANCIAL ASSETS

(in millions of euro)	Amount at 12/31/2007	Merger effect	01/01/2008	Changes of the period	Amount at	*of which included in NFP*	
	Restated	01/01/2008	post-merger		03/31/2008	*12/31/2007*	*03/31/2008*
Investments in companies valued at equity	2,501	820	3,321	11	3,332		
Other non-current financial assets	516	20	536	45	581	1	1
Total	3,017	840	3,857	56	3,913	*1*	*1*

Investments in companies carried at equity show an increase in 831 million euro at March 31, 2008, compared with December 31, 2007. The following table shows details of these changes:

Investments valued at equity (in millions of euro)	Total
Amount at December 31, 2007	2,501
Changes during the year:	
- acquisition and capital increases	
- sales	
- valuation at equity	11
- writedowns	
- reclassifications	
- merger effect	820
Total changes for the period	831
Amount at March 31, 2008	3,332

Revaluations of the period mainly concern the valuation at equity of investments in Endesa Italia, Transalpina di Energia and Edipower.

Other non-current financial assets show a balance of 581 million euro (516 million euro at December 31, 2007) of which:

- 25 million euro (unchanged compared with December 31, 2007) related to assets held for trading;
- 556 million euro (491 million euro at December 31, 2007) relating to financial assets available for sale which include the investment in Atel Holding S.A after A2A's acceptance of the public share exchange offer on January 11, 2008. The measurement at fair value of the period determined a gain of 45 million euro.

4) DEFERRED TAX ASSETS

(in million of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period	Amount at 03/31/2008
Deferred tax assets	197	61	258	14	272

Deferred tax assets amount to 272 million euro (197 million euro at December 31, 2007) and show an increase of 75 million euro.
The change, amounting to 14 million euro, is due to temporary differences between taxable income and net profit for the period.

5) OTHER NON-CURRENT ASSETS

(in million of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period	Amount at 03/31/2008	*of which included in NFP* *12/31/2007*	*03/31/2008*
Non current derivatives	25	1	26	(6)	20	*25*	*20*
Other non current assets	2	12	14	(8)	6		
Totale other non current assets	27	13	40	(14)	26	*25*	*20*

Other non-current assets amount to 26 million euro (27 million euro at December 31, 2007) and decrease by 1 million euro during the period under review, they are made up of:

- 20 million euro of non-current derivatives, which decrease by 6 million euro compared with December 31, 2007 as a result of the fair value measurements of the period;
- 6 million euro of other non-current assets, including 3 million euro of receivables and 3 million euro of costs already incurred but pertaining to future periods.

CURRENT ASSETS

6) INVENTORIES

(in million of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period	Amount at 03/31/2008
Inventories	24	151	175	(89)	86

Inventories at March 31, 2008 amount to 86 million euro (24 million euro at December 31, 2007) and show a change of 62 million euro of which:

- 26 million euro of materials. At March 31, 2008 this caption amounts to 37 million euro (11 million euro at December 31, 2007);
- 35 million euro of fuel. At March 31, 2008 it amounts to 48 million euro (13 million euro at December 31, 2007);
- 1 million euro of other inventories. At March 31, 2008 it comes to 1 million euro (zero balance at December 31, 2007).

The change of the period, amounting to 89 million euro, is mainly attributable to the reduction in the inventories of fuel of Plurigas S.p.A.

7) TRADE RECEIVABLES

(in million of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period	Amount at 03/31/2008
Trade receivables	902	837	1,739	(77)	1,662

At March 31, 2008 trade receivables amount to 1,662 million euro (902 million euro at December 31, 2007), a rise of 760 million euro, of which:

- 705 million euro of the increase in trade receivables from customers. This caption shows a balance of 1,544 million euro at March 31, 2008 (839 million euro at December 31, 2007);
- 43 million euro of the increase in receivables from related parties. The increase for the period is due for 69 million euro to the increase in receivables from the Municipalities of Milan and Brescia, partly offset by the reduction in amounts due from related parties, 26 million euro. At March 31, 2008 this caption amounts to 106 million euro (63 million euro at December 31, 2007);
- 12 million euro relate to contract work in progress. At March 31, 2008 it comes to 12 million euro (zero balance at December 31, 2007).

The change for the period, net of the merger effect, is a decrease of 77 million euro due to the seasonal nature of the Group's business and more careful management of receivables.

8) OTHER CURRENT ASSETS

(in million of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period	Amount at 03/31/2008
Current derivatives	13	7	20	(1)	19
Other current assets	165	98	263	(53)	210
Totale other current assets	**178**	**105**	**283**	**(54)**	**229**

This caption amounts to 229 million euro (178 million euro at December 31, 2007) with an increase of 51 million euro of which:

- 6 million euro of current derivatives;
- 45 million euro of other current assets, including 27 million euro of receivables and 18 million euro of assets pertaining to future periods.

The change for the period is attributable to the decline in other current assets, mainly because of lower VAT receivable.

9) CURRENT FINANCIAL ASSETS

(in million of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period	Amount at 03/31/2008	*of which included in NFP* *12/31/2007*	*03/31/2008*
Financial assets with related parties	-	4	4	(2)	2	*0*	*2*

This caption shows a balance of 2 million euro at March 31, 2008 (zero balance at December 31, 2007) and relates exclusively to the current account with the Municipality of Milan. The decrease, 2 million euro, is due to repayment during the period of a loan outstanding at the end of the previous year.

10) CURRENT TAX ASSETS

(in million of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period	Amount at 03/31/2008
Current tax assets	19	28	47	(27)	20

At March 31, 2008 this caption amounts to 20 million euro (19 million euro at December 31, 2007) and shows a change of 1 million euro.

11) CASH AND CASH EQUIVALENTS

(in million of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period	Amount at 03/31/2008	*of which included in NFP* *12/31/2007*	*03/31/2008*
Cash and cash equivalents	32	155	187	(60)	127	*32*	*127*

Liquid funds at March 31, 2008 amount to 127 million euro (32 million euro at December 31, 2007) with an increase of 95 million euro of which:
- 94 million euro related to bank and postal deposits;
- 1 million euro related to cash and cash equivalents.

Cash at bank includes interest accrued but not yet credited at the period-end.
The change for the period, 60 million euro, reflects utilisation of the liquidity needed to repay the short-term loan.

12) NON-CURRENT ASSETS HELD FOR SALE

(in million of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post merger	Changes of the period	Amount at 03/31/2008	*of which included in NFP* *12/31/2007*	*03/31/2008*
Non current assets Held for sale	4	0	4	0	4	*4*	*4*

At March 31, 2008 this caption shows a balance of 4 million euro, unchanged on December 31, 2007, and relates to certain businesses held for sale.

EQUITY AND LIABILITIES

EQUITY

Equity, which at March 31, 2008 amounts to 4,861 million euro (3,054 million euro at December 31, 2007), is detailed in the table below:

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Amount at 03/31/2008
Equity pertaining to the Group:					
Share capital	936	693	1,629	0	1,629
(Treasury shares)	(64)		(64)	(43)	(107)
Reserves	1,096	927	2,023	345	2,368
Net profit for the period of the Group	292		292	(292)	0
Net profit for the period of the Group			0	143	143
Total equity pertaining to the Group	**2,260**	**1,620**	**3,880**	**153**	**4,033**
Minority interests	794	31	825	3	828
Total shareholders' equity	**3,054**	**1,651**	**4,705**	**156**	**4,861**

EQUITY PERTAINING TO THE GROUP

The overall movement in equity pertaining to the Group (1,773 million euro) is due to the combined effect of the merger of AMSA Holding S.p.A. and ASM Brescia S.p.A. with A2A S.p.A. with effect from January 1, 2008 (1,620 million euro) and the changes for the period (153 million euro), mainly the net profit (143 million euro).

13) SHARE CAPITAL

At March 31, 2008 the share capital totals 1,629 million euro and consists of 3,132,905,277 shares with a unit value of 0.52 euro each. The increase of 693 million euro compared with December 31, 2007 is attributable to:

- the merger of ASM Brescia S.p.A. with A2A S.p.A., which led to an increase in capital of 643 million euro through the issue of 1,235,752,867 new A2A ordinary shares of par value 0.52 euro each and the simultaneous cancellation of 772,345,542 ASM Brescia S.p.A. shares of par value 1 euro each, according to the share exchange ratio of 1.60 A2A shares for each ASM share;
- the merger of AMSA Holding S.p.A. with A2A S.p.A. which led to an increase in A2A's capital of 50 million euro through the issue of 97,105,010 new A2A ordinary shares of par value 0.52 euro each and the simultaneous cancellation of 9,643,000 AMSA Holding S.p.A. shares of par value 5.41euro each, according to the share exchange ratio of 10.07 A2A shares for each AMSA Holding share;

14) TREASURY SHARES

At March 31, 2008 treasury shares amounted to 107 million euro (64 million euro at December 31, 2007) and relate to 47,434,850 treasury shares held by the company (30,434,850 shares at December 31, 2007). The increase is due to the purchase, during the period under review, of 17,000,000 treasury shares. This item has been deducted from equity in accordance with IFRS.

15) RESERVES

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Amount at 03/31/2008
Other reserves	1,096	927	2,023	345	2,368

Reserves, amounting to 2,368 million euro at March 31, 2008 (1,096 million euro at December 31, 2007), include the merger effects (927 million euro), the positive adjustments of previous periods, the consolidation adjustments relating to the figures booked in the prior year financial statements of the Group companies and the retained earnings and accumulated losses of certain subsidiaries. It also includes the cash flow hedge reserve for the valuation, at March 31, 2008, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale".

Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by AEM S.p.A. with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) on Delmi shares, as well as the call/put options held by certain minority shareholders of AbruzzoEnergia S.p.A.. As explained in detail in the paragraph on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction of Group equity (if positive) or as an increase in Group equity (if negative).
At March 31, 2008 the effects of the put options on the Delmi shares led to an increase in Group equity of 5 million euro, while the put/call options on the AbruzzoEnergia shares led to a loss in Group equity of 3 million euro.

16) NET PROFIT FOR THE PERIOD PERTAINING TO THE GROUP

Net profit amounts to 143 million euro and includes the result for the period.

17) MINORITY INTERESTS

At March 31, 2008 this totals 828 million euro (794 million euro at December 31, 2007) and represents the portion of capital, reserves and net result pertaining to minority interests. The increase (34 million euro) is due to the merger effect for 31 million euro, while the changes of the period, 3 million euro, concerned:

- the allocation of net profit to minority interests for 6 million euro, of which 3 million euro relate to the portion destined to Delmi S.p.A.'s minority interests and the remainder to Plurigas S.p.A.'s minority interests, which, from January 1, 2008, is fully consolidated by the A2A Group as it holds 70% of its share capital following the merger (for more information read the paragraph entitled "Changes in the scope of consolidation");

- the allocation of a portion of the equity reserves to Plurigas S.p.A.'s minority interests, 2 million euro;
- the negative adjustment of the valuation of the put/call options on AbruzzoEnergia S.p.A. shares, 5 million euro, as detailed in the section entitled "Consolidation policies and procedures".

LIABILITIES

NON-CURRENT LIABILITIES

18) Financial liabilities - non-current portion

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Amount at 03/31/2008	*of which included in NFP* *12/31/2007*	*03/31/2008*
Non-convertible bonds	499	594	1,093	(2)	1,091	499	1,091
Due to banks	1,000	414	1,414	179	1,593	1,000	1,593
Due to other providers of finance	191	8	199	(7)	192	191	192
Finance lease payables	33		33	3	36	33	36
Due to the Municipality of Brescia			-	1	1	-	1
Total	1,723	1,016	2,739	174	2,913	1,723	2,913

Non-current financial liabilities amount to 2,913 million euro (1,723 million euro at December 31, 2007) and increase by 1,190 million euro.

The change in non-convertible bonds relates to 2 bond loans issued by the Group before the merger, namely:

- a bond with a nominal value of 500 million euro issued on May 28, 2004 with a ten-year duration and a nominal fixed rate of 4.875%; its valuation at amortised cost on January 1, 2008 amounts to 497 million euro;
- a loan in Yen with a nominal value of 98 million euro issued on August 10, 2006 with a thirty-year duration at a fixed rate of 5.405%; its valuation at amortised cost on January 1, 2008 amounts to 97 million euro;

Their remeasurement at fair value and amortised cost at the year-end determined a loss of 2 million euro.

Amounts due to banks show an increase during the period of 179 million euro, as medium/long-term committed credit lines were used instead of others that were about to expire.

19) Deferred tax liabilities

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Amount at 03/31/2008
Deferred tax liabilities	173	132	305	(11)	294

This caption includes the changes made to the financial statements of the individual companies to eliminate interference on the part of adjustments and provisions made solely for tax purposes and the provision for deferred tax liabilities of all companies of the A2A Group for IRES and IRAP, which will be in force at the time the temporary differences that generated them reverse.

20) *Employee benefits*

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Amount at 03/31/2008
Employee benefits	154	118	272	(1)	271

At March 31, 2008 this caption amounts to 271 million euro (154 million euro at December 31, 2007) with the following changes during the period:

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Provision	Utilisations	Other Changes	Amount at 03/31/2008
Severance indemnities	62	90	152	5	(3)	(3)	151
Employee benefits	92	28	120				120
Total	**154**	**118**	**272**	5	**(3)**	**(3)**	**271**

21) Provisions for risks and charges for refuse dumps

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Provision	Utilisations	Other changes	Amount at 03/31/2008
Provisions for risks	169	143	312	6		0	318

The balance on these provisions at March 31, 2008 amounts to 318 million euro (169 million euro at December 31, 2007). The provisions amounted to 6 million euro and regarded the dispute with certain local government entities in connection with local taxes, the dispute pending with Social Security Institutions and provisions for lawsuits outstanding with personnel and with third parties.

22) Other non-current liabilities

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/08	01/01/2008 post-merger	Changes for the period	Amount at 31.03.2008	*of which included in NFP* 12/31/2007	03/31/2008
Other non-current liabilities	256	20	276	(159)	117		
Non-current derivatives		10	10	2	12		12
Total other non-current liabilities	**256**	**30**	**286**	**(157)**	**129**	-	12

The main change of the period is the reclassification to other current liabilities of a part of the amount due to third parties in relation with the possible exercise of the put options on the Delmi S.p.A. shares.

CURRENT LIABILITIES

23) Trade payables and other current liabilities

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/08	01/01/2008 post-merger	Changes of the period	Amount at 03/31/2008	*of which included in NFP* *12/31/2007*	*03/31/2008*
Advances	4		4	1	5		
Trade payables	618	388	1,006	(48)	958		
Trade payables to related parties	9	31	40	(26)	14		
- subsidiaries			-	*0*	-		
- parent companies	2		2	*6*	8		
- associates	7	*31*	38	*(32)*	6		
Total trade payables	**631**	**419**	**1,050**	**(73)**	**977**	-	-
Payables to social security institutions	15	23	38	(5)	33		
Other current liabilities	210	305	515	17	532		
Current derivatives	13	17	30	(4)	26	*3*	*5*
Total other current liabilities	238	345	583	8	591	*3*	*5*
Total	**869**	**764**	**1,633**	**(65)**	**1,568**	*3*	*5*

Trade payables and other current liabilities amount to 1,568 million euro (869 million euro at December 31, 2007) and report an increase of 699 million euro as a result of the merger.

24) Financial liabilities - current portion

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Amount at 03/31/2008	*of which included in NFP* *12/31/2007*	*03/31/2008*
Due to banks	355	296	651	(404)	247	*355*	*247*
Due to other providers of finance	42	4	46	(1)	45	*43*	*45*
Finance lease payables	12		12	1	13	*11*	*13*
Financial payables to related parties	17		17	(14)	3	*17*	*3*
Financial payables to subsidiaries held for sale	4		4	0	4	*4*	*4*
Total	**430**	**300**	**730**	**(418)**	**312**	*430*	*312*

Short-term financial liabilities amount to 312 million euro (430 million euro at December 31, 2007) and show a decrease of 418 million euro mainly due to the reduction in amounts due to banks thanks to an improvement in the net financial position during the period and replacing short-term loans with medium/long-term loans on expiry.

25) Tax liabilities

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Amount at 03/31/2008
Tax liabilities	11	14	25	80	105

Taxes payable amount to 105 million euro (11 million euro at December 31, 2007). The increase of the period of 80 million euro is due to the increase in taxes payable by the parent company.

26) LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12/31/2007 Restated	Merger effect 01/01/2008	01/01/2008 post-merger	Changes of the period	Amount at 03/31/2008	*of which included in NFP* *12/31/2007*	*03/31/2008*
Liabilities directly associated with non-current assets held for sale	4	-	4	0	4	*4*	*4*

At March 31, 2008 this caption shows a balance of 4 million euro and refers exclusively to the Ecodeco Group in connection with liabilities relating to certain businesses that are held for sale.

27) NET DEBT

(pursuant to CONSOB Communication no. DEM/6064293 of July 28 2006)

The following table gives details of net financial debt:

(in millions of euro)	03/31/2008	12/31/2007 Restated
Bonds - non-current portion	1,091	499
Bank loans - non-current portion	1,593	1,000
Due to other providers of finance - non-current portion	192	191
Finance leases - non-current portion	36	33
Financial liabilities to parent entities	1	
Financial liabilities - non-current portion	12	
Total medium/long-term debt	**2,925**	**1,723**
Financial assets - non-current portion	(21)	(26)
Medium/long-term loans	**(21)**	**(26)**
Total net non-current debt	***2,904***	***1,697***
Bonds - current portion		
Bank loans - current portion	247	355
Due to other providers of finance - current portion	45	43
Finance leases - current portion	13	11
Financial liabilities to parent entities	3	17
Financial liabilities - current portion	5	3
Financial payables in liabilities held for sale	-	
Financial payables to companies held for sale	4	4
Total short-term debt	**317**	**433**
Current financial assets	(2)	
Financial receivables in assets held for sale		-
Financial receivables from companies held for sale	(4)	(4)
Total short-term financial receivables	**(6)**	**(4)**
Cash and cash equivalents	(127)	(32)
Cash and cash equivalents included in assets held for sale	-	
Total net current debt	***184***	***397***
Net debt	***3,088***	***2,094***

NOTES TO THE STATEMENT OF INCOME ITEMS

28) REVENUES

Revenues at March 31, 2008 amount to 1,665 million euro (723 million euro at March 31 2007) and increase by 942 million euro. The breakdown of the more important revenue items is as follows.

REVENUES (millions of euro)	**03/31/2008**	**03/31/2007**
Revenues from sales	*1,464*	*694*
Revenues from services	*163*	*21*
Total revenues from sales and services	1,627	715
Other operating income	*38*	*8*
Total revenues	**1,665**	723

Revenues from sales and service amount to 1,627 million euro (715 million euro at March 31, 2007) and increase by 912 million euro. This increase is due to higher revenues from sales for 770 million euro, mainly attributable to higher quantity of electricity and gas sold and to higher revenues from services, for 142 million euro, mainly generated by services on behalf of customers and third parties.

Other operating income amounts to 38 million euro (8 million euro at March 31, 2007) and shows an increase of 30 million euro, principally due to the CIP 6 grant received in connection with sales of electricity produced with renewables (WTE incinerators).

The larger items are as follows:

REVENUES (millions of euro)	**03/31/2008**	**03/31/2007**
Sale and distribution of electricity	*918*	*477*
Sale and distribution of gas	*450*	*187*
Sale of heat	*60*	*18*
Water sold to civil customers	*12*	
Income and charges on operating derivatives	*14*	*3*
Sales of certificates and emission rights	*1*	*4*
Connection contributions	*9*	*5*
Total revenues from sales	**1,464**	**694**
Services to customers	*163*	*21*
Total revenues from services	**163**	**21**
Other operating income	**38**	**8**
Total revenues	**1,665**	723

29) OPERATING COSTS

The operating costs at March 31, 2008 amount to 1,238 million euro (529 million euro at March 31, 2007) and show an increase of 709 million euro. The main items in this caption are commented on below.

OPERATING COSTS (millions of euro)	**03/31/2008**	**03/31/2007**
Raw materials and consumables used	*891*	*426*
Services	*190*	*38*
Change in inventories of fuel and materials	*89*	
Total costs for raw materials and services	1,170	464
Other operating costs	68	65
Total operating costs	**1,238**	**529**

The costs for purchases of raw materials finished products and services amount to 1,170 million euro (464 million euro at March 31, 2007) and increase by 706 million euro. This increase is due to higher costs for the purchase of raw and consumable materials, 464 million euro, mainly related to higher quantity of power and fuel purchased and to higher costs for services used, 152 million euro, related to electricity delivering and transmission charges, subcontracted work and various services.

The larger items are as follows:

Costs for raw materials, finished products and services (millions of euro)	**03/31/2008**	**03/31/2007**
Purchases of power and fuel	*837*	*399*
Purchases of materials	*19*	*6*
Income and charges on operating derivatives	*1*	
Other operating costs for operations on electricity markets	*33*	*21*
Total raw materials and consumables used	**890**	**426**
Electricity delivering and transmission charges	*69*	*15*
Subcontracted work	*44*	*11*
Services	*77*	*12*
Total services used	**190**	**38**
Changes in inventories of fuel and materials	*90*	*0*
Total costs for raw materials and services	**1,170**	**464**
Other operating costs	68	65
Total operating costs	**1,238**	**529**

30) LABOUR COSTS

At March 31, 2008 labour costs, net of capitalised expenses, come to a total of 110 million euro (36 million euro at March 31, 2007), and increase by 74 million euro. The main items in this caption are commented on below:

LABOUR COSTS (millions of euro)	03/31/2008	03/31/2007
Wages and salaries	71	24
Social security charges	26	7
Severance indemnities	5	2
Retirement benefits and similar provisions	1	-
Other costs	7	3
Total labour costs	**110**	**36**

The average number of people working for the A2A Group at March 31, 2008 was 8,638 (2,786 at March 31, 2007). The increase in labour cost mainly derives from the increase in the average number of people working for the Group as a result of the merger, which took effect from January 1, 2008, and the personnel hired for the development of new initiatives in the area.

31) GROSS PROFIT FROM OPERATIONS

In consideration of the above, consolidated gross profit from operations at March 31, 2008 comes to 317 million euro (158 million euro at March 31, 2007).

32) DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS

Depreciation and amortisation, provisions and writedowns at March 31, 2008 amount to 84 million euro (40 million euro at March 31, 2007) and increase by 44 million euro. They are made up of:

AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS (millions of euro)	03/31/2008	03/31/2007
Amortisation of intangible assets	4	1
Depreciation of property, plant and equipment, of which:	71	33
- 1. ordinary depreciation	*57*	*29*
- 2. depreciation of transferable assets	*14*	*4*
Total amortisation and depreciation	**75**	**34**
Other writedowns/writebacks of non-current assets		
Writedown of receivables included among current assets and liquid funds	3	3
Provisions for risks and charges	6	3
Total amortisation, depreciation, provisions and writedowns	**84**	**40**

Depreciation and amortisation amount to 75 million euro (34 million euro at March 31, 2007) reporting an increase of 41 million euro of which:

- 38 million euro of depreciation. This increase is attributable to higher depreciation on freely transferable assets and includes 8 million euro of the effects of the sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006, which provided for a 10-year extension of hydroelectric concessions, was unconstitutional. The Company reserves the right to take any steps to protect its investments and its interests;
- 3 million euro of amortisation.

Writedowns of receivables show an amount of 3 million euro, unchanged compared with March 31, 2007.
Provisions for risks and charges, at March 31, 2008, amount to 6 million euro (3 million euro at March 31, 2007) and relate principally to disputes with social security and local entities.

33) PROFIT FROM OPERATIONS

The profit from operations amounts to 233 million euro (118 million euro at March 31, 2007).

34) FINANCIAL COSTS

Net financial costs amount to 18 million euro (-1 million euro at December 31, 2007), with a decrease of 17 million euro. Details of the more important items are given below:

FINANCIAL COSTS (millions of euro)	03/31/2008	03/31/2007
Financial income	13	4
Financial charges	57	30
Portion of gains and losses on valuation of investments at equity	26	25
TOTAL FINANCIAL COSTS	**(18)**	**(1)**

Financial income amounts to 13 million euro (4 million euro at March 31, 2007) and shows an increase of 9 million euro of which:

- 7 million euro arising from the gains on financial derivatives which, at March 31, 2008, amount to 9 million euro (2 million euro at March 31 2007);
- 2 million euro of income from receivables/securities included in current assets which, at March 31, 2008, has a balance of 3 million euro (1 million euro at March 31, 2007).

This item also includes income from assets held for trading of 1 million euro, unchanged compared with March 31, 2007.
Financial charges amount to 57 million euro (30 million euro at March 31, 2007) and increase by 27 million euro of which:

- 9 million euro of charges on financial derivatives which at March 31, 2008 amount to 14 million euro (5 million euro at March 31, 2007);

- 18 million euro of gains from financial assets which at March 31, 2008 come to 42 million euro (24 million euro at March 31, 2007). This balance mainly refers to interest on bond loans, 14 million euro; to interest to banks, 22 million euro, and to miscellaneous charges, 5 million euro.

The increase in net financial charges is principally due to the increase in average net debt, which rose by 1.5 billion euro as a result of the mergers.

At March 31, 2007, 2 million euro of interest expense was booked in connection with the recovery of taxes for the years 1996-1999; For more information please read paragraph "EC infringement procedure".

The portion of gains and losses on valuation of investments at equity amounts to 26 million euro (25 million euro at March 31, 2007) and increases by 1 million euro. In the first quarter of 2008 this income mainly came from the valuations of Endesa Italia S.p.A., 14 million euro, Transalpina di Energia S.r.l. and Edipower S.p.A., 10 million euro (24 million euro in the first quarter of 2007). The valuation of other investments led to a gain of 2 million euro.
The investment in Endesa Italia S.p.A. was acquired as a result of the merger.

35) OTHER NON-OPERATING COSTS

At to March 31, 2008 this caption shows a zero balance 2008. It amounted to 3 million euro at March 31, 2007 and referred to the recovery of taxes for the years from 1996 to 1999; For more information please read paragraph "EC infringement procedure".

Note that this item refers to charges not directly relating to the Group's industrial or financial operations.

36) INCOME TAX EXPENSE

Income tax expense (millions of euro)	**03/31/2008**	**03/31/2007**
Current taxes	75	37
Deferred tax assets	(7)	(6)
Deferred tax liabilities	(2)	5
Total income tax expense	**66**	**36**

Income tax for the period is calculated as follows, based on current accounting principles and consolidation policies:

- current taxes of the period, related to IRES and IRAP of 75 million euro;
- deferred tax assets amount to 7 million euro;
- deferred tax liabilities show a negative amount of 2 million euro.

Income taxes have been calculated taking into account the new rules introduced by Law 244/07, which are applicable from January 1, 2008. These mainly concern the reduction of nominal tax rates for IRES and IRAP (from 33% to 27.5% and from 4.25% to 3.90% respectively), which have had a positive impact on the bottom line, partly offset by other measures that widened the tax base (such as limitations on the deductibility of interest expenses and the elimination of the tax consolidation adjustment for dividends).

37) GROUP NET PROFIT FOR THE PERIOD

The Group net profit, net of minority interests of 6 million euro (14 million euro at March 31, 2007), amounts to 143 million euro (64 million euro at March 31, 2007).

No significant non-recurring events or transactions took place during the period, except for the merger of ASM Brescia S.p.A. and AMSA Holding S.p.A. into A2A S.p.A..

38) EARNINGS PER SHARE

March 31, 2007 Restated		March 31, 2008
	Earnings per share (in euro)	
0.0359	- basic (a/f)	0.0461
0.0359	- basic (b/f) from continuing operations	0.0461
0.0356	- diluted (c/g)	0.0461
0.0356	- diluted (d/g) from continuing operations	0.0461

GUARANTEES AND COMMITMENTS WITH THIRD PARTIES

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 367 million euro (234 million euro at December 31, 2007).

Guarantees and commitments with third parties

These amount to 1,176 million euro (230 million euro at December 31, 2007) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

As regards the equity derivatives stipulated by Delmi S.p.A. explained above, A2A S.p.A. has issued a Deed of Guarantee and Indemnity, guaranteeing the performance of Delmi S.p.A.'s bonds.

Secured guarantees given

Note that the investment in Metroweb S.p.A. and the convertible bond loan issued by Metroweb S.p.A. of the nominal value of 24 million euro, and held by AEM S.p.A. (now A2A S.p.A.) have been pledged to the banks that finance Metroweb S.p.A..
Note that the Edipower shares owned by A2A S.p.A. (book value 398 million euro) have been given in pledge to a pool of banks for the loans granted by them.
At March 31, 2008 the Ecodeco Group has given secured guarantees to third parties for 1.5 million euro in the form of pledges on quotas of subsidiaries (Srl).

Other commitments and risks

In the field of natural gas import contracts of Plurigas S.p.A. there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.

Guarantees given by A2A S.p.A. in the interest of Ecodeco Group companies

At March 31, 2008 they amount to 5 million euro and relate principally to guarantees given in favour of the Tax Authorities for VAT credits pertaining to 2006.

OTHER INFORMATION

1) SIGNIFICANT EVENTS AFTER MARCH 31, 2008

The description of events is included in the report on operations.

2) INFORMATION ON TREASURY SHARES

At March 31, 2008 A2S S.p.A. held 47,434,850 treasury shares, equal to 1.514% of the share capital which consists of 3,132,905,277 shares. At March 31, 2008 the subsidiaries and associates do not hold any shares in the parent company, A2A S.p.A., nor have they made any purchases or sales of such shares during the course of' the year. The par value of these shares is 0.52 euro; for further information see the section entitled "Significant events after March 31, 2008".

3) INFORMATION ON NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (IFRS 5)

At March 31, 2008 "Non-current assets held for sale", "Liabilities directly related to non-current assets held for sale" include figures deriving from consolidation of the Ecodeco Group, in particular the assets belonging to certain businesses held for sale.
The following is information on the key balance sheet and income statement figures for the businesses concerned.

FIGURES AT MARCH 31, 2008

Assets and liabilities of companies held for sale (in millions of euro)	**Ecodeco Group**
Non-current assets	-
Current assets	4
Total assets	4
Non-current liabilities	4
Current liabilities	-
Total liabilities	4

4) RECLASSIFICATION AND RESTATEMENT OF COMPARATIVE FIGURES

This paragraph explains the reasons and impacts of the reclassifications and restatements made to the comparative figures at March 31, 2007 and December 31, 2007.

Restatement for change in the method of consolidation for investments under joint control (joint ventures).
As explained in the section entitled "Scope of consolidation", to which reference should be made for further detail, as a result of the change in the method of consolidation for investments under joint control (joint ventures) adopted from January 1, 2008 with retroactive effect from December 31, 2006 (restatement), the balance sheet and income statement figures at March 31, 2007 and at December 31, 2007 have been restated to ensure consistency and comparability.

Changes in the format of the financial statements
The following tables reconcile the balance sheet and income statement format used at March 31, 2007 with the new format adopted for the financial statements at March 31, 2008, which was changed to reflect the integration process following the merger between AEM S.p.A. (now A2A S.p.A.) with ASM S.p.A. and AMSA S.p.A..

Restatement for the put options on Delmi S.p.A. shares
As explained previously in the paragraph entitled "Consolidation policies and procedures", to which you are referred for further detail, as a result of the change in accounting policy made in the first half of 2007 with retroactive effect from December 31, 2005 (restatement) as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. (now A2A S.p.A.) and Dolomiti Energia S.p.A. and between AEM S.p.A. and between AEM S.p.A. (now A2A S.p.A.) and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the balance sheet figures at March 31, 2007 include as liabilities to third parties the discounted countervalue of these options, whereas the income statement figures at March 31, 2007 include as financial charges the changes deriving from the passing of time in the present value of the payable relating to the countervalue of the options; this will guarantee comparability with the income statement and balance sheet figures at March 31, 2008.

RECONCILIATION BALANCE SHEET at MARCH 31, 2007 NEW PRINCIPLES AND NEW FORMAT

RECONCILIATION - NEW FORMAT						RECONCILIATION - NEW PRINCIPLES			
		Reclassifications							
BALANCE SHEET MARCH 31, 2007 - OLD FORMAT	Published	(-)	(+)	New format	**BALANCE SHEET MARCH 31, 2007 - NEW FORMAT**	New format	Delmi Put	Effect of change in accounting policy	March 31, 2007 RESTATED
NON-CURRENT ASSETS					**NON-CURRENT ASSETS**				
Property, plant and equipment	6,996			6,996	Property, plant and equipment	6,996		(4,936)	2,060
Property	20			20	Property	20		(20)	
Intangible assets	2,587			2,587	Intangible assets	2,587		(2,423)	164
Investments	60			60	Investments valued at equity	60		2,368	2,428
Other non-current financial assets	565			565	Other non-current financial assets	565		(142)	423
Deferred tax assets	267			267	Deferred tax assets	267		(99)	168
Other non-current receivables	28		33	61	Other non-current assets	61		(34)	27
Restricted or pledged deposits	2	(2)							
Other non-current assets	6	(6)							
TOTAL NON-CURRENT ASSETS	10,531	(8)	33	10,556	**TOTAL NON-CURRENT ASSETS**	10,556		(5,286)	5,270
CURRENT ASSETS					**CURRENT ASSETS**				
Inventories	133	(133)	132	132	Inventories	132		(105)	27
Current financial assets	108	(108)							
Current derivatives	80	(80)							
Tax receivables	44	(44)							
Trade and other receivables	1,745	(1,745)							
Cash and cash equivalents	313	(313)							
Other current assets	24	(24)							
			1,542	1,542	Trade receivables	1,542		(798)	744
			291	291	Other current assets	291		(172)	119
			108	108	Current financial assets	108		(108)	
			36	36	Current tax assets	36		(32)	4
			313	313	Cash and cash equivalents	313		(222)	91
TOTAL CURRENT ASSETS	2,447	(2,447)	2,422	2,422	**TOTAL CURRENT ASSETS**	2,422		(1,437)	985
NON-CURRENT ASSETS HELD FOR SALE					**NON-CURRENT ASSETS HELD FOR SALE**				
TOTAL ASSETS	12,978	(2,455)	2,455	12,978	**TOTAL ASSETS**	12,978		(6,723)	6,255
EQUITY AND LIABILITIES					**EQUITY AND LIABILITIES**				
EQUITY					**EQUITY**				
Share capital	936			936	Share capital	936			936
(Treasury shares)	(25)			(25)	(Treasury shares)	(25)			(25)
Legal reserve	94	(94)							
Other reserves	1,006	(1,006)							
			1,100	1,100	Reserves	1,100	1		1,101
Net profit for the period	66			66	Net profit for the period	66	(2)		64
Equity pertaining to the Group	2,077	(1,100)	1,100	2,077	**Equity pertaining to the Group**	2,077	(1)	-	2,076
Minority interests	2,620			2,620	Minority interests	2,620	(249)	(1,542)	829
Total equity	4,697	(1,100)	1,100	4,697	**Total equity**	4,697	(250)	(1,542)	2,905
LIABILITIES					**LIABILITIES**				
NON-CURRENT LIABILITIES					***NON-CURRENT LIABILITIES***				
Medium/long-term financial liabilities	3,693	(3,693)	3,690	3,690	Financial liabilities - non-current portion	3,690		(2,279)	1,411
Deferred tax liabilities	783			783	Deferred tax liabilities	783		(595)	188
Employee benefits	211			211	Employee benefits	211		(48)	163
Provisions for risks	622			622	Provisions for risks	622		(463)	159
Other non-current liabilities	3		35	38	Other non-current liabilities	38	203	(3)	238
Total non-current liabilities	5,312	(3,693)	3,725	5,344	**Total non-current liabilities**	5,344	203	(3,388)	2,159
CURRENT LIABILITIES					***CURRENT LIABILITIES***				
Trade and other payables	1,476	(1,476)							
Tax liabilities	219	(219)							
Short-term financial liabilities	1,260	(1,260)							
Other liabilities	14	(14)							
			977	977	Trade payables	977		(567)	410
			586	586	Other current liabilities	586	47	(295)	338
			1,227	1,227	Financial liabilities - current portion	1,227		(838)	389
			147	147	Tax liabilities	147		(93)	54
Total current liabilities	2,969	(2,969)	2,937	2,937	**Total current liabilities**	2,937	47	(1,793)	1,191
Total liabilities	8,281	(6,662)	6,662	8,281	**Total liabilities**	8,281	250	(5,181)	3,350
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE					**LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE**				
TOTAL EQUITY AND LIABILITIES	12,978	(7,762)	7,762	12,978	**TOTAL EQUITY AND LIABILITIES**	12,978	-	(6,723)	6,255

RECONCILIATION OF BALANCE SHEET AT DECEMBER 31, 2007 NEW PRINCIPLES AND MERGER EFFECT

2007 BALANCE SHEET	December 31, 2007 Published	Effect of change in accounting policy	December 31, 2007 RESTATED	merger effect 01/01/08	01/01/2008 post merger
NON-CURRENT ASSETS					
Property, plant and equipment	6,785	(4,702)	2,083	1,794	3,877
Property	5	(5)	0	-	-
Intangible assets	2,747	(2,387)	360	180	540
Investments valued at equity	87	2,414	2,501	820	3,321
Other non-current financial assets	670	(154)	516	20	536
Deferred tax assets	269	(72)	197	61	258
Other non-current assets	71	(44)	27	13	40
TOTAL NON-CURRENT ASSETS	10,634	(4,950)	5,684	2,888	8,572
CURRENT ASSETS					
Inventories	202	(178)	24	151	175
Trade receivables	1,716	(814)	902	837	1,739
Other current assets	398	(220)	178	105	283
Current financial assets	7	(7)	0	4	4
Current tax assets	30	(11)	19	28	47
Cash and cash equivalents	99	(67)	32	155	187
TOTAL CURRENT ASSETS	2,452	(1,297)	1,155	1,280	2,435
NON-CURRENT ASSETS HELD FOR SALE	163	(159)	4		4
TOTAL ASSETS	13,249	(6,406)	6,843	4,168	11,011
EQUITY AND LIABILITIES					
EQUITY					
Share capital	936	-	936	693	1,629
(Treasury shares)	(64)	-	(64)	-	(64)
Reserves	1,096	-	1,096	682	2,315
Net profit for the year	292	-	292	245	
Equity pertaining to the Group	2,260	-	2,260	1,620	3,880
Minority interests	2,579	(1,785)	794	31	825
Total equity	4,839	(1,785)	3,054	1,651	4,705
LIABILITIES					
NON-CURRENT LIABILITIES					
Financial liabilities - non-current portion	3,892	(2,169)	1,723	1,016	2,739
Deferred tax liabilities	629	(456)	173	132	305
Employee benefits	198	(44)	154	118	272
Provisions for risks, charges and liabilities for refuse dumps	640	(471)	169	143	312
Other non-current liabilities	257	(1)	256	30	286
Total non-current liabilities	5,616	(3,141)	2,475	1,439	3,914
CURRENT LIABILITIES					
Trade payables	1,312	(681)	631	419	1,050
Other current liabilities	523	(285)	238	345	583
Financial liabilities - current portion	856	(426)	430	300	730
Tax liabilities	61	(50)	11	14	25
Total current liabilities	2,752	(1,442)	1,310	1,078	2,388
Total liabilities	8,368	(4,583)	3,785	2,517	6,302
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	42	(38)	4		4
TOTAL EQUITY AND LIABILITIES	13,249	(6,406)	6,843	4,168	11,011

RECONCILIATION OF INCOME STATEMENT AT MARCH 31, 2007 - NEW FORMAT AND ACCOUNTING PRINCIPLES

RECONCILIATION - NEW FORMAT						RECONCILIATION - NEW ACCOUNTING PRINCIPLES			
		Reclassifications							
INCOME STATEMENT AT MARCH 31, 2007 - OLD FORMAT	Published	(-)	(+)	New format	INCOME STATEMENT AT MARCH 31, 2007 - NEW FORMAT	New format	Delmi Put	Effect of change in accounting policy	March 31, 2007 RESTATED
REVENUES					REVENUES				
REVENUES FROM SALES	1,732	(1,732)							
REVENUES FROM SERVICES	49	(49)							
REVENUES FROM LONG-TERM CONTRACTS	3	(3)							
OTHER OPERATING INCOME	76	(76)							
TOTAL REVENUES	1,860	(1,860)							
OTHER OPERATING INCOME	14	(14)							
			1,794	1,794	REVENUES FROM THE SALE OF GOODS AND SERVICES	1,794		(1,079)	715
			81	81	OTHER OPERATING INCOME	81		(73)	8
TOTAL REVENUES AND OTHER OPERATING INCOME	1,874	(1,874)		1,875	TOTAL REVENUES	1,875		(1,152)	723
OPERATING COSTS					OPERATING COSTS				
RAW MATERIALS AND CONSUMABLES USED	973	(973)							
SERVICES USED	225	(225)							
CHANGE IN INVENTORIES OF FINISHED PRODUCTS	90	(90)							
OTHER OPERATING COSTS	134	(134)							
			1,308	1,308	COSTS FOR RAW MATERIALS FINISHED PRODUCTS AND	1,308		(844)	464
			114	114	OTHER OPERATING COSTS	114		(49)	65
TOTAL OPERATING COSTS	1,422			1,422	TOTAL OPERATING COSTS	1,422		(893)	529
LABOUR COSTS	66			66	LABOUR COSTS	66		(30)	36
GROSS PROFIT FROM OPERATIONS	386			387	OPERATIONS	387		(229)	158
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	151			151	AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	151		(111)	40
PROFIT FROM OPERATIONS	235			236	PROFIT FROM OPERATIONS	236		(118)	118
GAINS (LOSSES) FROM FINANCIAL ASSETS HELD FOR TRADING	(2)	2							
OTHER GAINS (LOSSES) ON DERIVATIVES	(3)	3							
GAINS (LOSSES) FROM FINANCIAL ASSETS AVAILABLE FOR SALE									
FINANCIAL CHARGES	63	(63)							
INCOME (LOSSES) FROM FINANCIAL ASSETS	10	(10)							
			24	24	FINANCIAL INCOME	24		(20)	4
			82	82	FINANCIAL CHARGES	82	2	(54)	30
			(1)	(1)	RESULT OF INVESTMENTS VALUED AT EQUITY	(1)		26	25
TOTAL FINANCIAL COSTS	(58)			(59)	TOTAL FINANCIAL COSTS	(59)	(2)	60	(1)
RESULT OF INVESTMENTS VALUED AT EQUITY	(1)	1							
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	1	(1)							
OTHER NON-OPERATING PROFITS	3			3	OTHER NON-OPERATING PROFITS	3		(3)	
OTHER NON-OPERATING COSTS	(5)			(5)	OTHER NON-OPERATING COSTS	(5)		2	(3)
PROFIT BEFORE TAX	175			175	PROFIT BEFORE TAX	175	(2)	(59)	114
INCOME TAX EXPENSE	77			77	INCOME TAX EXPENSE	77		(41)	36
NET PROFIT (LOSS) OF CONTINUING OPERATIONS, NET OF TAXES	98			98	NET PROFIT (LOSS) OF CONTINUING OPERATIONS, NET OF TAXES	98	(2)	(18)	78
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE					NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE				
NET PROFIT (LOSS)	98			98	NET PROFIT	98	(2)	(18)	78
MINORITY INTERESTS	(32)			(32)	MINORITY INTERESTS	(32)		18	(14)
GROUP NET PROFIT FOR THE PERIOD	66			66	GROUP NET PROFIT FOR THE PERIOD	66	(2)		64

RECONCILIATION OF INCOME STATEMENT AT DECEMBER 31, 2007 - NEW PRINCIPLES

INCOME STATEMENT AT DECEMBER 31, 2007	Published	Effect of change in accounting policy	December 31, 2007 RESTATED
REVENUES			
REVENUES FROM THE SALE OF GOODS AND SERVICES	7,011	(4,240)	2,771
OTHER OPERATING INCOME	198	(155)	43
TOTAL REVENUES	7,209	(4,395)	2,814
OPERATING COSTS			
COSTS FOR RAW MATERIALS FINISHED PRODUCTS AND	5,270	(3,324)	1,946
OTHER OPERATING COSTS	193	(8)	185
TOTAL OPERATING COSTS	5,463	(3,332)	2,131
LABOUR COSTS	273	(129)	144
GROSS PROFIT FROM OPERATIONS	1,473	(934)	539
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	652	(473)	179
PROFIT FROM OPERATIONS	821	(461)	360
FINANCIAL INCOME	121	(96)	25
FINANCIAL CHARGES	341	(228)	113
RESULT OF INVESTMENTS VALUED AT EQUITY	1	151	152
TOTAL FINANCIAL COSTS	(219)	283	64
OTHER NON-OPERATING PROFITS	16	(16)	0
OTHER NON-OPERATING COSTS	(16)	13	(3)
PROFIT BEFORE TAX	602	(181)	421
INCOME TAX EXPENSE	115	(63)	52
NET PROFIT (LOSS) OF CONTINUING OPERATIONS, NET OF TAXES	487	(118)	369
NET RESULT FROM NON-CURRENT ASSETS HELD FOR SALE	(1)		(1)
NET PROFIT FOR THE YEAR	486	(118)	368
MINORITY INTERESTS	(194)	118	(76)
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	292	-	292

5) UPDATE OF THE DELMI GROUP'S MAIN LEGAL AND TAX DISPUTES STILL PENDING

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.

On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.

This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the enlargement of that court's functions based on the Treaty of Nice.

In July 2002, the decision was subsequently communicated by the Commission to the companies, which impugned it before the Court of First Instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

The Commission's Decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate in April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).

Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C – 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures. However, these amendments did not entail new obligations for the companies, as the recovery has been carried out on the basis of the declarations already presented under the previous regulations, having regard to the aid effectively used.

In the second half of 2007, the Tax Authorities sent notice to AEM S.p.A. and ASM S.p.A. in a "communication-injunction" based on Decree Law 10/2007 in connection with the alleged State aid enjoyed during the moratorium periods.

Given that the lawsuits involving to the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are already the subject of separate proceedings at the Court of First Instance of the European Community and a different position in relation to the "communication-injunction", we will explain the two situations separately so that they are easier to understand.

Former AEM S.p.A. (now A2A S.p.A.)

In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance. The written phase of the judgement has therefore been concluded. On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. On March 6, 2008 AEM communicated to the Court that it would welcome such a move to combine the various lawsuits. It would appear that the other plaintiffs are also in favour. The final hearing took place on April 16, 2008 before the Court of First Instance.

With reference to art. 27 of Law 62 of April 18 2005, AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62.
The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.

Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.

Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.

As a result of the above, the amounts paid have been included in the 2007 accounts under "Financial charges" and "Other non-operating costs".
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have been examined in terms of merit on April 16, 2008, before the first instance Court of the European Community. A decision is expected by the end of 2008. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed.
Also in this connection, the Company thought it best to appeal against any such decisions in the fiscal courts.
The Provincial Tax Commission of Milan - Section 21, rejected the proposed appeals with sentence no. 8 of January 25, 2008.

The former ASM Brescia S.p.A. (absorbed by A2A S.p.A. from January 1, 2008)
As regards ASM's position, while we are waiting for the outcome of the appeals to the Court of First Instance in Luxembourg, presented for ourselves on January 2, 2003 and *ad adiuvandum* for AEM S.p.A. and AMGA S.p.A., we felt that the European Commission's decision 2003/293/CE could not be applied to it because of the particular nature of its situation: during the period under consideration, the services provided by ASM in its areas of operations were not open to the market and to free competition.

On January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. ASM Brescia S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

On February 28, 2008, the Court of First Instance communicated to ASM its intention to combine (only for the oral phase) the various lawsuits being brought by ASM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. On March 6, 2008 ASM communicated to the Court that it would welcome such a move to combine the various lawsuits.

On April 16 2008, the final hearing took place before the Court of First Instance.

The companies of the ASM Group involved in the recovery procedure (ASM Brescia, also on behalf of BAS (now merged) and ASVT), in accordance with the request contained in art. 27 of Law 62 of April 18, 2005, sent the declaration required by art. 27 of the said law for each of the periods affected by the tax moratorium.

As regards the positions of BAS Bergamo, which was merged with effect from May 18, 2005, and ASVT, during the years when the moratorium was operative, these companies had a negative taxable income, so it is probable that no tax will be due.

In April 2007, ASM was notified the communication-injunction under art. 1 of Decree Law 10/2007 by the Brescia Tax Office for the periods 1998 and 1999.
Based on the opinion of its own tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.
At the same time, ASM appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.

On May 23 the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction.

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. A decision is expected by the end of 2008.

In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by ASM Brescia S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now.
In any case, the suit against the Tax Office is still pending before the Brescia Court while we await the sentence that will be issued by the Court of First Instance of the European Community. We would point out that the Shareholders' Meeting of ASM has already passed a resolution, while waiting for the question to be decided, to consider a portion of the free reserves formed during the period of the "tax moratorium", namely 13 million euro, are no longer distributable to the shareholders.

Amendments to the articles of association approved by the extraordinary shareholders' meeting of AEM S.p.A. held on April 29, 2004:

The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May 2004, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan". Accelerated offer for sale "Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A. Applicable immediately". In June 2004, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing AEM Directors, scheduling the merit discussion hearing on September 29, 2004. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.

On September 29, 2004, the TAR, "not issuing a definitive sentence", suspended the previous judgements, raising a question of interpretation under art. 234 of the EU Treaty before the European Court of Justice. In reference orders 174-175/04 (with the same contents), the TAR asked the EC Court to gives its interpretation, essentially, of the compatibility of art. 2449 of the Italian Civil Code with art. 56 of the EU Treaty, also in consideration of the application made in this particular case in the context of art. 16 of the articles of association of AEM S.p.A. (i.e. together with a voting list). On January 18, 2005, the President of the European Court of Justice issued an order combining proceedings nos. C-463/04 and C-464/04, both of which concern the Lombardy TAR's request to the Court for its preliminary ruling.

On August 4, 2005 the defence counsel for the Municipality of Milan applied to the European Court of Justice for the oral phase of the proceeding to begin.

The hearing was held in front of the European Court of Justice on June 29, 2006. The Advocate General of the Court presented his conclusions on September 7, 2006, suggesting to the Court to resolve the questions raised by the Lombardy TAR as follows: "*Art. 56 CE is in contrast with a national rule that allows a public entity with shareholdings, in this case, of 33.4% of the capital of an enterprise that has been privatised to retain the power to appoint an absolute majority of the members of the Board of Directors.*"

With sentence dated December 6, 2007, combined suits C-463/04 and C-464/04, Federconsumatori, the Court of Justice declared that: "*Art. 56 CE has to be interpreted as being a hindrance to a national provision, such as art. 2449 of the Italian Civil Code, according to which the articles of association of a joint-stock company can give the State or a public sector entity that have investments in the company the right to appoint directly one or more of the directors, which on its own or, as in the principal suits, in combination with a provision, such as art. 4 of Decree Law 332 of May 31, 1994, converted after amendments into Law 474 of July 30, 1994, as amended by Law 350 of December 24, 2003, which gives the State or the public sector entity in question the right to take part in the election by voting list of the directors not directly appointed by it, is such as to permit the said State or public sector entity to exercise a level of control that is out of proportion to its investment in the company.*"

As a result of this decision of the Court of Justice, the Lombardy TAR set the date for the merit hearing of both appeals for March 19, 2008. In the meantime, the Municipality of Milan has appealed to the Court of Cassation - Joint Sections for an advance ruling on the jurisdiction for both sentences. The two appeals have been regularly notified to the counterparties and deposited before the Court of Cassation, where they are currently pending under numbers 5795/08 (Federconsumatori) and 5794/08 (Associazione Azionariato Diffuso). A copy of these appeals was deposited in the sentences pending before the TAR on March 4, 2008. At the hearing on March 19, 2008, the judges considered the question of jurisprudence proposed in the appeals as "not manifestly without foundation". The Lombardy TAR therefore ordered, with orders 62/08 and 63/08, to suspend judgements until such time that the Court of Cassation passed sentence on the question of jurisprudence. It is unlikely that the Court of Cassation will pass judgement prior to the Spring of 2009.

* * *

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void and/or invalid and/or ineffective in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis, if considered necessary and after suspending judgement, to submit to the European Court of Justice the question whether art. 2449 of the Italian Civil Code together with art. 2.d) of Decree Law 332/94 can be considered in compliance with arts. 43 and 56 of the EC Treaty.

Subsequently, with a statement transmitted on December 30, 2005, Mr Trevisan declared that he had asked, in primis, for the annulment of the AEM S.p.A. resolutions that he had impugned (i.e. the resolution passed at the Extraordinary Shareholders' Meeting in April 2004 and the subsequent resolution by the Ordinary Shareholders' Meeting in April 2005, which implemented the first), and, in secondis, an action to ascertain the non-compliance of the 2005 resolution with the law, from which derived the request for compensation. As for the requests for invalidity and ineffectiveness, according to the plaintiff's premises, there are "ancillary and consequent to the action for nullity, without this involving any change in the petitum or proposition of a new or different request to the one for nullity".
With submissions dated November 14, 2005 and March 15, 2006, AEM S.p.A. asked for the plaintiff's requests to be rejected. This on the basis of a series of defence arguments, including above all total compliance with internal law on the part of the resolution passed in 2004 and full respect of art. 2 of Decree Law 332/94 on the part of AEM.
Mr. Trevisan has not replicated further and with a request notified to AEM on May 12, 2006 he has asked for a date to be set to discuss the matter before a full court.
Having read this request, the reporting judge summoned the parties to the hearing scheduled for September 18, 2006 to hear them as regards the regularity of the procedure for setting a date for the hearing on January 31, 2007, reserving judgement as to the outcome. This reservation has still not been lifted, nor has a new hearing been scheduled.

<u>ACEA S.p.A / AEM (now A2A S.p.A.)</u>
With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL, Transalpina di Energia S.r.l., Italenergia BIS S.p.A..

In the summons, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.

Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM"). This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from AEM.

AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM regarding the provisions of the decree.

AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to AEM even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse AEM for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately,

to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, five years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in art. 163 bis of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to deposit their statements in accordance with 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008.

<u>CONSOB Latina S.r.l. / BAS S.p.A. (now A2A S.p.A.)</u>
There is a lawsuit pending from 1999 before the Argentine National Commerce Tribunal of first instance, brought by Consult Latina S.r.l., an Argentine company. to obtain payment of an alleged fee for professional services in connection with the consulting work performed for Bergamo Ambiente e Services S.p.A. ("BAS"). later merged with ASM S.p.A. (now A2A S.p.A.), for the identification and subsequent acquisition of an Argentine company operating in the field of gas distribution called Holding Intergas S.A. Consult Latina s.r.l. is of the opinion that this fee should amount to USD 720,000, plus interest. To date, the sentence of first instance has still not been issued.
The shares of Holding Intergas S.A. have been confiscated and pledged in favour of Consult Latina s.r.l. as security for its claim as a creditor.
To date, even if the outcome of this suit cannot be foreseen with a reasonable degree of reliability, A2A is of the opinion that, given the state of the proceedings and BAS's defence arguments, it should not have a significant impact on A2A, also in consideration of the fact that the entire amount involved (USD 720,000) has been provided for in the balance sheet and is considered adequate by A2A.
Disclosures regarding this lawsuit will be provided in accordance with the order issued by the investigating magistrate of the Brescia Ordinary Court (liquidation section) following the request for an international rogation presented by the Argentine National Commerce Tribunal of first instance and notified to ASM (now A2A) on December 17, 2007. This orders "*the directors of ASM di Brescia S.p.A., and, where necessary, the company formed as a result of the merger between it and AEM Milano S.p.A., namely A2A S.p.A.,* [... to] *render public*[...] *the existence of the pending lawsuits <Consult latina SRL c/ Bergamo Ambiente e Services S.p.A. - cautionary measure* [...] *and <Consult latina SRL c/ Bergamo Ambiente e Services S.p.A* [...] *- short-form trial procedure, in which BAS was sued by Consult* [...]".

ENEL/AEM Elettricità (a subsidiary of A2A S.p.A.)
With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità of the power distribution business in Milan and Rozzano. AEM Elettricità asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.
In AEM Elettricità's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be *"manifestly unfair or erroneous"*, as confirmed by an expert witness's report which the judge has ordered.

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM Elettricità. However, even on the basis of the expert witness's report, the differences between the two estimates - that of the arbitrators and that of the expert witness appointed by the Court - do not appear to be attributable either to unfairness or to errors, but rather solely to different valuation methods used in a field where the room for technical discretion tends to be very wide.

As regards the merit suit, at present, after numerous adjournments, a hearing has been rescheduled for November 9, 2007 when the judge will announce his conclusions; then, from that date, there will be a period of 60 days for the parties to exchange conclusive statements and a further 20 days for replies to be exchanged.

The hearing for the statement of the conclusions was held according to plan and the statements of conclusions and the memorandum of reply were exchanged within the legal terms.

The case is likely to be decided during the first half of 2008.

Alstom Power S.p.A./AMSA S.p.A. (a subsidiary of A2A S.p.A.)
AMSA has a dispute in course with Alstom Power S.p.A. concerning the construction and delivery times of the plant and correct execution of the works in connection with the building of the Silla 2 waste incineration plant.

The parties made their requests to the court-appointed technical consultant at the hearing on February 26, 2007. The consultant has in turn listed a number of possibilities with a view to reaching a settlement. The Board of Arbitration adjourned the discussion to March 27, 2007 to permit the parties' technical consultants to discuss the possibilities envisaged by the court-appointed technical consultant. On this occasion, the parties discussed the possibility of a negotiated settlement with the help of their technical consultants, both making further requests of a technical nature.

Alstom Power's lawyer also made a request of an accounting nature. The Board of Arbitration admitted all of the technical requests and reserved the right to assess the merit of the accounting request and with a communication dated July 12 2007, accepting the requests of the court-appointed technical consultant, it authorised a postponement of the deadline for filing the expert's report to September 30, 2007.

At the hearing on September 28 2007, the Board of Arbitration authorised a further deferral of the deadline for filing the expert's report to January 30 2008, the date when the expert appraisals were to come to an end. The Board also allowed Amsa to make its own considerations by November 30 2007 regarding the treatment of the accounting aspects of the quantification of the damage, in reply to the

considerations made by the counterparty. October 30 2007 was also set as the deadline for the experts' integration by the Board.

Amsa appointed Prof. Pierluigi Benigno as its expert.

The Board of Arbitration then granted a further postponement of the filing deadline for the expert's report.

On March 12, 2008 the Board of Arbitration too note that the parties were trying to reach a negotiated settlement, so ordered the expert witness to suspend his work, scheduling the next session for June 9, 2008.

The directors do not think that the conditions exist to book a potential liability nor to book income for the amount of the contractual penalties, as the expert appraisals ordered by the Board of Arbitration are still in progress.

Tax disputes - AMSA S.p.A. (a subsidiary of A2A S.p.A.)

As the result of a tax audit by the Fiscal Police at the beginning of 2006 on VAT for the year 2001-2005, the Tax Authorities issued an assessment for 2001. Amsa S.p.A. asked for the application of a special procedure to discuss the matter with the Tax Authorities with a view to reaching a negotiated settlement, avoiding the costs and time involved in tax litigation. This procedure did not end with an agreement between the parties, so the Company filed an appeal with the Regional Tax Commission, which has scheduled the hearing for June 4, 2008. On August 27, the Company received a payment advice for 307 thousand euro for 2001, which was duly paid.

On November 21 2007, another assessment was received for 2002 and the Company again asked to discuss the matter with a view to reaching a negotiated settlement. This was followed by a convocation by the Milano 3 Tax Office and a series of meetings, though they did not lead to any agreement between the parties.

A2A S.p.A., as the company that absorbed Amsa Holding S.p.A. (formerly Amsa S.p.A.), has filed an appeal against this assessment before the Milan Provincial Tax Commission.

As a result of the amounts set aside, the provision at December 31, 2007 amounted to around 3 million euro.

No further provisions were made during the first quarter of 2008.

AEEG /ASM S.p.A. (now A2A S.p.A.)

The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now absorbed by A2A), Cige (now ASM Reti), Valgas (absorbed by ASM), Sinergia (absorbed by ASM Reti) and Azienda Services Valtrompia in connection with the way that the gas tariff was built up in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro.

The companies hit by these sanctions paid the amount requested in the first half of 2007 as the Authority's decision was executed, but they appealed to the TAR against the AEEG's lack of motivation and the iniquity of the fine inflicted compared with the amount charged to customers for switching.

The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (Euro 25,822.64).

If the TAR's decision is definitively confirmed, the amount that A2A and the other Group companies involved could recover amounts to around Euro 2 million.

Investigation on gas measuring devices

There is a nationwide investigation pending at the Public Prosecutor's Office in Milan concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers.

The alleged crime is that of fraud, as well as other matters. The magistrates handling the investigation have asked for various expert witness reports, which are currently being prepared. They concern the correct functioning of the numerous types of gas meters used in the above companies' networks, which affect the way that customers are charged for gas. The company and the managers involved have appointed defence counsel and expert witnesses, who are taking an active role in the investigation.

Attachments to the quarterly report as of March 31, 2008

Attachment 1 - List of Companies included in the consolidated financial statements
(thousands of euro)

Name	Registered office	Currency	Share capital	% group holding at 03/31/2008	Portions held %	Shareholder	Valuation method
Scope of consolidation							
AEM Gas S.p.A.	Milan	Euro	572,000	99.99%	99.99%	A2A S.p.A.	Line-by-line consolidation
AEM Elettricità S.p.A.	Milan	Euro	520,000	99.99%	99.99%	A2A S.p.A.	Line-by-line consolidation
Asm Distribuzione Elettricità S.r.l.	Brescia	Euro	133,854	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
Asm Reti S.p.A.	Brescia	Euro	103,051	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
Aprica S.p.A.	Brescia	Euro	88,470	99.97%	99.97%	A2A S.p.A.	Line-by-line consolidation
AMSA S.p.A.	Milan	Euro	52,179	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
ASMEA S.r.l.	Brescia	Euro	22,497	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
BAS Power S.r.l.	Bergamo	Euro	21,000	100.00%	100.00%	Aprica S.p.A.	Line-by-line consolidation
BAS S.I.I. S.p.A.	Bergamo	Euro	17,166	99.98%	99.98%	A2A S.p.A.	Line-by-line consolidation
Aem Service S.r.l.	Milan	Euro	12,405	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
BAS - Omniservizi S.r.l.	Bergamo	Euro	6,460	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
BAS.COM S.p.A.	Bergamo	Euro	2,322	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
Aem Calore & Servizi S.p.A.	Milan	Euro	1,800	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
Selene S.p.A.	Brescia	Euro	1,549	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
ASM Energy S.r.l.	Brescia	Euro	1,000	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
Tidonenergie S.r.l.	Piacenza	Euro	500	100.00%	100.00%	ASMEA S.r.l.	Line-by-line consolidation
Aprica Studi S.r.l.	Brescia	Euro	275	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
AMSADUE S.r.l.	Milan	Euro	207	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
AMSATRE S.r.l.	Milan	Euro	207	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
Itradeplace S.p.A.	Brescia	Euro	180	100.00%	100.00%	Selene S.p.A.	Line-by-line consolidation
COGAS S.p.A. - Compagnia del Gas Altoatesina	Brescia	Euro	120	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
AEM Energia S.p.A.	Milan	Euro	104	99.99%	99.99%	A2A S.p.A.	Line-by-line consolidation
RETRASM S.r.l.	Brescia	Euro	100	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
Aem Trading S.r.l.	Milan	Euro	99	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
BAS International S.r.l.	Bergamo	Euro	20	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
Asm Calore & Servizi S.r.l.	Brescia	Euro	10	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
Assoenergia S.p.A. in liquidation	Brescia	Euro	127	97.76%	97.76%	A2A S.p.A.	Line-by-line consolidation
Ecodeco S.r.l.	Milan	Euro	7,468	94.00% (1)	94.00%	A2A S.p.A.	Line-by-line consolidation
ABRUZZO ENERGIA S.p.A.	San Salvo (Ch)	Euro	100,607	89.84%	89.84%	A2A S.p.A.	Line-by-line consolidation
Retragas S.r.l.	Brescia	Euro	34,495	87.27%	87.27%	A2A S.p.A.	Line-by-line consolidation
Montichiariambiente S.p.A.	Brescia	Euro	1,500	80.00%	80.00%	Aprica S.p.A.	Line-by-line consolidation
Ostros Energia S.r.l.	Brescia	Euro	350	80.00%	80.00%	A2A S.p.A.	Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	70.00%	70.00%	A2A S.p.A.	Line-by-line consolidation
SEASM Sr.l.	Brescia	Euro	700	67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
Energen S.r.l.	Brescia	Euro	10	67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
Proaris S.r.l.	Milan	Euro	10	60.00%	60.00%	A2A S.p.A.	Line-by-line consolidation
Delmi S.p.A.	Milan	Euro	1,466,868	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
Asm Servizi S.p.A.	Brescia	Euro	500	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
Azienda Servizi Valtrompia S.p.A.	Gardone V.T. (Bs)	Euro	6,000	48.48%	48.48%	A2A S.p.A.	Line-by-line consolidation
Ecofert S.r.l.	S. Gervasio (Bs)	Euro	1,808	47.00%	47.00%	A2A S.p.A.	Line-by-line consolidation

(1) The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by A2A S.p.A., exercisable by the end of 2008 at the same conditions.

Attachment 2 - List of investments valued at equity

Name	Registered office	Currency	Share capital (*)	Portions held %	Shareholder	Book value at 03.31.2008	Valuation method
Investments valued at equity							
Transalpina di Energia S.r.l. (1)	Milan	Euro	3,146,000	50.00%	Delmi S.p.A.	2,004,819	Equity method
Endesa Italia S.p.A.	Rome	Euro	700,810	20.00%	A2A S.p.A.	734,489	Equity method
Edipower S.p.A.	Milan	Euro	1,441,300	20.00%	A2A S.p.A.	411,159	Equity method
Trentino Servizi S.p.A.	Rovereto (TN)	Euro	224,790	14.48%	A2A S.p.A.	52,144	Equity method
Ergosud S.p.A.	Rome	Euro	81,448	50.00%	A2A S.p.A.	50,541	Equity method
A.G.A.M. S.p.A.	Monza	Euro	46,482	24.99%	A2A S.p.A.	25,087	Equity method
ACSM S.p.A.	Como	Euro	46,871	20.00%	A2A S.p.A.	22,542	Equity method
Metroweb S.p.A. (former Burano S.p.A.)	Milan	Euro	10,200	23.53%	A2A S.p.A.	8,449	Equity method
Malpensa Energia S.r.l.	Segrate (Mi)	Euro	5,200	49.00%	A2A S.p.A.	4,491	Equity method
Ergon Energia S.r.l.	Brescia	Euro	600	50.00%	A2A S.p.A.	3,425	Equity method
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	Euro	6,420	32.52%	A2A S.p.A.	2,777	Equity method
SET S.p.A.	Toscolano Maderno (BS)	Euro	104	49.00%	A2A S.p.A.	2,208	Equity method
e-utile S.p.A.	Milan	Euro	1,000	49.00%	A2A S.p.A.	1,601	Equity method
Metamer S.r.l.	San Salvo (Ch)	Euro	650	50.00%	A2A S.p.A.	1,276	Equity method
Ge.S.I. S.r.l.	Brescia	Euro	100	47.50%	A2A S.p.A.	1,254	Equity method
LumEnergia S.p.A.	Lumezzane (BS)	Euro	n.d.	33.33%	ASMEA S.r.l.	1,000	Equity method
Coges S.p.A.	S.Gervasio (BS)	Euro	1,100	32.70%	Aprica S.p.A.	516	Equity method
Asm Novara S.p.A.	Brescia	Euro	1,000	50.00%	A2A S.p.A.	500	Equity method
C.B.B.O. S.p.A.	Ghedi (BS)	Euro	n.d.	25.82%	Aprica S.p.A.	451	Equity method
Serio Energia S.r.l.	Concordia s/Secchia (MO)	Euro	100	40.00%	A2A S.p.A.	400	Equity method
Giudicarie Gas S.p.A.	Tione (TN)	Euro	1,060	39.55%	A2A S.p.A.	366	Equity method
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (BS)	Euro	1,194	23.88%	A2A S.p.A.	288	Equity method
Zincar S.r.l.	Milan	Euro	100	27.00%	A2A S.p.A.	192	Equity method
Utilia S.p.A. (2)	Rimini	Euro	900	20.00%	Aem Service S.r.l.	163	Equity method
Visano Soc. Trattamento Reflui Scarl	Brescia	Euro	25	40.00%	A2A S.p.A.	10	Equity method
Alagaz S.p.A.	St Petersburg (Russia)	USD	24,000	35.00%	A2A S.p.A.	8	Equity method
Cte Mincio S.r.l.	Ponti s/Mincio (MN)	Euro	11	45.00%	A2A S.p.A.	6	Equity method
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	Euro	10	50.00%	A2A S.p.A.	5	Equity method
Bergamo Servizi S.r.l.	Sarnico (BG)	Euro	10	50.00%	Aprica S.p.A.	5	Equity method
C'è Gas S.r.l.	Cernusco s/Naviglio (MI)	Euro	10	40.74%	A2A S.p.A.	1	Equity method
Consolidation of the Ecodeco Group (3)						1,510	See attachment 3
Total investments						**3,331,683**	

(*) Share capitals are expressed in thousands of euro.
(1) A2A S.p.A. owns 50% of Transalpina di Energia S.r.l. indirectly through DELMI S.p.A.
(2) A2A S.p.A. owns 20% of Utilia S.p.A. indirectly through AEM Service S.r.l.
(3) For information on the investments of the Ecodeco Group see attachment 3

Attachment 3 - List of companies included in the consolidated financial statements of the Ecodeco Group

Name	Registered office	Currency	Share capital (*)	% group holding at 03/31/2008	Portions held %	Shareholder	Book value at 03/31/2008	Valuation method
Scope of consolidation								
Ecodeco S.r.l.	Milan	Euro	7,469.0					Line-by-line consolidation
Ecolombardia 18 S.r.l.	Milan	Euro	1,940.0	91.66%	91.66%	Ecodeco		Line-by-line consolidation
Ecolombardia 4 S.p.a	Milan	Euro	17,727.0	68.56%	68.56%	Ecodeco		Line-by-line consolidation
Sicura S.r.l.	Milan	Euro	1,040.0	96.80%	96.80%	Fertilvita		Line-by-line consolidation
Fertilvita S.r.l.	Milan	Euro	3,752.0	100%	100%	Ecodeco		Line-by-line consolidation
Sistema Ecodeco UK Ltd	Essex (UK)	Lst	250,002.0	100%	100%	Ecodeco		Line-by-line consolidation
Amica Biella S.r.l.	Cavaglia (BI)	Euro	75.0	100%	100%	Fertilvita, Ecodeco, Cavaglià		Line-by-line consolidation
Cavaglià S.p.a.	Milan	Euro	307.0	100%	100%	Fertilvita		Line-by-line consolidation
Vespia S.r.l.	Turin	Euro	10.0	98.90%	98.90%	Cavaglià		Line-by-line consolidation
A.S.R.A.B. S.p.a.	Biella	Euro	2,582.0	69.00%	69.00%	Cavaglià		Line-by-line consolidation
Amica Villafalletto S.r.l.	Cavaglia (BI)	Euro	75.0	100%	100%	Fertilvita, Ecodeco, Cavaglià		Line-by-line consolidation
CMT Ambiente S.r.l.	Milan	Euro	93.0	51%	51%	Cavaglià		Line-by-line consolidation
Nicosiambiente S.r.l.	Milan	Euro	50.0	98.90%	98.90%	Cavaglià, Ecodeco		Line-by-line consolidation
Ecoair S.r.l.	Milan	Euro	10.0	100%	100%	Ecodeco		Line-by-line consolidation
Investments valued at equity								
SED S.r.l.	Robassomero (TO)	Euro	1,250.0		50%	Ecodeco	834	Equity method
Bergamo Pulita S.r.l.	Bergamo	Euro	10.0		50%	Ecodeco	403	Equity method
Tecno Acque Cusio S.r.l.	Omegna	Euro	206.0		25.00%	Cavaglià	261	Equity method
Old River Ranch S.c.a.r.l.	Reggio Emilia	Euro	40.0		25.00%	Ecodeco	10	Equity method
Biotecnica	Varese	Euro	10.0		50%	Ecodeco	2	Equity method
Presidio Ambiente S.r.l. in liquidation	Bergamo	Euro	153.0		49.90%	Fertilvita	0.1	Equity method
Bellisolina S.r.l.	Montanaso (LO)	Euro	52.0		50%	Fertilvita	-	Equity method
Total investments							1,510	

(*) Share capitals are expressed in thousands of euro.

The share capital of System Ecodeco UK is in sterling.

Attachment 4 - List of financial assets available for sale			
(figures are expressed in thousands of euro)			
Name	Portions held %	Shareholder	Book value 31/03/2008
Financial assets available for sale (AFS)			
Atel Holding AG	6.44%	A2A S.p.A.	533,627
Serenissima Infracom S.p.A.	1.60%	A2A S.p.A.	7,068
Immobiliare Fiera di Brescia S.p.A.	9.44%	A2A S.p.A.	5,447
Autostrade Lombarde S.p.A.	2.50%	A2A S.p.A.	2,484
Autostrade Centropadane S.p.A.	1.63%	A2A S.p.A.	1,386
Emit S.p.A.	10.00%	A2A S.p.A.	1,247
ASM S.p.A. (Sondrio)	3.99%	A2A S.p.A.	874
Other:			
Consorzio DIX.IT (in liquidation)			
Brescia Mobilità S.p.A.			
Secoval S.r.l.			
Hear S.p.A.			
Bergamo Energia S.p.A.			
Società AQM S.r.l.			
CESI S.p.A.			
Isfor 2000 S.p.A.			
Cons. Innovaz. Tecnologiche			
Brixia Expo S,p.A.			
Emittenti Titoli S.p.A.			
Livo S.r.l.			
Società Stradivaria S.p.A.			
Alesa S.r.l.			
Liro S.r.l.			
Fusio S.r.l.			
Consorzio Milanosistema			
Gardone 2000 S.p.A.			
SIT S.p.A.			
Morina S.r.l.			
ANCCP S.p.A.			
Consorzio Leap			
Banca PMI			
Soc.di Progetto Brebemi S.p.A.			
Tirreno Ambiente S.p.A.			
Consorzio Polieco			
Consorzio Italiano Compostatori			
Guglionesi Ambiente S.c.r.l.			
Cavaglià Sud S.r.l. in liquidation			
AvioValtellina S.p.A.			
Acb Servizi S.r.l.			
Cramer Scrl			
Consorzio Intellimech			
Bluetare Ltd.			
CO.GE.R. 2004 S.p.A. in liquidation			
Gal- Garda Valsabbia Scarl			
Tre Valli S.p.A.			
Total other			**3,642**
Total financial assets available for sale			**555,775**

Analysis of the main sectors of activity

RESULTS SECTOR BY SECTOR

The business sectors in which the A2A Group operates are represented by the following "chains":

Energy chain
This chain's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, portfolio optimisation and trading on domestic and foreign markets.

Heat and Services chain
This chain's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly) owned by the Group. Cogenerated heat is sold through district heating networks. The chain also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment chain
This chain's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this chain's activity includes the recovery of the energy content in waste by means of refuse incinerators or biogas plants.

Networks Chain
This chain's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification).

Other Services and Corporate
Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.). Other Services consist of activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries.

NATIONAL ENERGY SCENARIO

Electricity

In the first quarter of 2008 demand of electricity in Italy amounts to 86.2 TWh, 0.9% more than in the previous year. Load coverage was guaranteed 88% by domestic production with the remaining 12% being covered by imports.

Compared with the same months of the previous year, the demand trend showed negative growth rates in March (-2.7%) and positive in February (4.5%) and January (+0.8%).

The national power generation came 85.9% from thermoelectric sources, 10.3% from hydroelectric sources and 3.8% from geothermal and wind power sources.
With respect to the same period of the previous year, there was a decrease in output from hydroelectric source (-2.2%). On the other hand, there was a 4.8% rise in output from thermoelectric sources, a 3.5% increase in geothermal production and 37.8% growth in wind power.
Overall national output grew (+4.5%) compared with a decline in the foreign balance (-20.7%).

Natural gas

In first three months of 2008, consumption of natural gas reached 28.8 billion cubic metres, 10% up on the same period of 2007.
In fact, demand increased by 5.4% in March, by 16% in February and by 8.9% in January, compared with the same three months of 2007.

ENERGY CHAIN

The Energy Chain includes the following activities:

Electricity generation: power plant management through a generation pool of hydroelectric and thermoelectric plants with installed power of 3.4 GW[1];

Energy Management: the purchase and sale of electricity and gaseous and non-gaseous fuels on national and international wholesale markets; it also handles the procurement of fuel needed to cover the requirements of the thermoelectric plants and customers; planning, programming and dispatching for the electricity generation plants;

Sale of electricity and gas: marketing of electricity and gas to the eligible customer market. It also includes the sale of electricity to customers eligible for "higher protection".

In addition to the activities carried on directly by A2A S.p.A., the Energy Chain also includes the following companies:


ENERGY
Thermoelectric & hydroelectric plants
Energy Management
Sales of electricity & gas

A2A GROUP COMPANIES CONSOLIDATED

- Abruzzo-energia	- BAS-Omniservizi
- Aem Energia	- COGAS
- Aem Trading	- Energen
- Asm Energy	- Ostros Energia
- Asmea*	- Plurigas

* Controls 100% of Tidoneners

Recent regulatory changes in the power sector

Production

The Budget Law for 2008 contains certain provisions to reform the national regulations on renewables. In particular:

a. for certain types of plants (those that started up between April 1, 1999 and December 31, 2007) fuelled by renewables, a 15-year extension has been granted for the right to issue Green Certificates (plants with power of more than 1 MW) or the possibility to receive in lieu of that type of incentive a tariff fixed by the Authority for the same period of time (plants with power of less than 1 MW);
b. for the period 2007-2012 the minimum quota of electricity produced by plants fuelled by renewables which has to be injected into the national power system the following year, in accordance with Decree 79/99 and subsequent amendments (set at 2% by the Bersani Decree,

[1] It includes 20% of Edipower's plants. It excludes the thermoelectric plant at Gissi.

and then increased by 0.35% per year by Decree 387/03 for the years from 2004 to 2006) has been increased by a further 0.75 percentage points per year. The Minister for Economic Development will issue decrees to establish how this quota is to be increased each year after 2012;

c. the law redefines the size of each green certificate (1 MWh);
d. the law redefines the market price of the green certificates issued by GSE (equal to the difference between 180 euro/MWh and the average annual value of the selling price of electricity as defined by the Authority during the previous year).

With resolution ARG/elt no. 24/08, the Authority determined the criteria for defining the average annual value of the selling price of electricity for the purpose of quantifying the market price of green certificates and quantified the average market price for 2008 (67.12 €/MWh).

By decree on December 21, 2007 the Ministry for Economic Development, together with the Environment Ministry, approved the procedures for the qualification of plants fuelled by renewable sources and hydrogen plants, fuel cells and cogeneration plants combined with district heating for the purpose of issuing green certificates. It was the Marzano Law (art.1.71) that introduced the right to green certificates for such types of plant. Issuing certificates was partially regulated by the Decree of October 24, 2005, which also established that it was up to GRTN (now GSE) to issue these procedures.

With resolution 307/07 the Authority confirmed the validity of the reference parameters for the recognition of the combined production of electricity and heat by cogeneration, currently in effect pursuant to art. 3.1 of Authority resolution no. 42/02, for the period from January 1, 2008 to December 31, 2009.

Emissions Trading

In accordance with EU Directive 2003/87/CE, from January 1, 2005 the operators of plant that involves CO_2 emissions has to have an authorisation from the competent national authority. Each plant is assigned emission rights free of charge Each year, a plant has to have available a number of emission rights (quotas) to cover the emissions that it has released into the atmosphere, buying them if necessary, should the free assignments not be sufficient. On the other hand, if the plant has emitted a quantity of CO_2 that is lower than the rights that it has available free of charge, it can sell the surplus quotas.

On May 15, 2007, the European Commission accepted Italy's National Plan for Phase II, on condition that changes are made to it, including a reduction in the total quantity of emission quotas proposed. The authorised annual assignment of emission quotas amounts to 195.8 million tonnes of CO_2, 6.3% less than what Italy proposed, whereas the use of so-called "flexible mechanisms" (CERs-ERUs) will not be able to exceed 14.99% of the quantity assigned (from 20% proposed).

On March 4 the Environment Ministry presented the latest version of the National Allocation Plan (NAP) for greenhouse gas emissions according to the second phase of the European Emissions Trading scheme for the period 2008-2012. The European Commission will now have to go ahead with its evaluation to verify whether there is compliance with the obligations of the Kyoto Protocol and with the guidelines laid down by the European Union.

Provisions concerning CIP 6 energy

At the end of December, the Budget Law 2008 assigned to the Authority, with retroactive effect from January 1, 2007, full powers to define the CEC. Reference to the market prices for natural gas already adopted by the Authority under resolution 249/06 (which established the value of the ECE component

for 2007) therefore seems to be admissible. This resolution had been impugned by the operators, but the Council of State rejected the appeal on January 22, 2008.

With reference to the provisions contained in the Budget Law 2007 regarding the assignment of CIP 6 incentives to the plants fed by sources similar to renewables, the Budget Law 2008 also laid down that such funding should be granted only to plants built and operating prior to the date that the law came into effect.

Provisions concerning imports

With resolution 329/07, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2008. In accordance with this provision, following the auctions held by the Network Managers of various countries, including Terna, AEM Trading was assigned electricity import and export capacity on various borders.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market and the assignment of CCC

On January 3, 2008, the Sole Buyer organised an initial auction for the selection of counterparties in Base Load two-way differential contracts at index-linked prices for the year 2008 to hedge the risk of volatility in the price of electricity (Single Nationwide Price).
On January 30, 2008, the Sole Buyer organised a second auction for the selection of counterparties in Baseload and Peakload two-way differential contracts index-linked to the price of Brent, doe the months between February 2008 and December 2008, also to hedge the risk of volatility in the price of electricity (Single Nationwide Price).
At the auction held on January 30, AEM Trading was assigned capacity:

- of 30 MW base load for the months of February, March, May, July, September, October, November and December 2008;
- of 30 MW peak load for the months of February, March, July, September, October, November and December 2008 and of 10 MW peak load for May and June 2008.

The Sole Buyer also organised auctions on September 19, 2007, December 12 and 20, 2007, for the allocation:

- of bilateral contracts for the purchase of electricity for the years 2008, 2009 and 2010 - Base Load at a Fixed Price with a Brent Index Option and a Withdrawal Option;
- of physical bilateral contracts for the purchase of electricity for the years 2008, 2009 and 2010 - Base Load 500 MW at a Fixed Price;
- long-term contracts for the years 2008, 2009 and 2010, for 1000 MW per year;

AEM Trading was assigned 62 MW at the auction held on December 12, 2007 and 10 MW at the one on December 20, 2007. ASM Brescia was assigned 10 MW at the auction held on September 19, 2007 and 40 MW at the one on December 12, 2007.

At the auctions organised by the Sole Buyer for the importation of electricity for the protected market, AEM Trading was assigned a total of 73 MW base load for the months of May, June, October and November 2008.

As regards the base load and peak load CCC allocations (to hedge against the risk of volatility in the fee for allocation of transport capacity) for 2008, AEM Trading was assigned base load and peak load CCC for the North zones (of 2010 and 4382 MW respectively) and Sicily (base load of 66 MW).

Provisions concerning deregulation of the electricity market: sales to customers eligible for higher protection and safeguarding

Directive 2003/54/CE requires Member States to adopt suitable measures to leave domestic electricity market customers free to choose their own supplier from July 1, 2007.
On June 18, 2007 the Council of Ministers launched Decree Law 73 (converted into law 125 of August 23, 2007) in order to define urgent measures for the implementation of the EC instructions on the liberalisation of energy markets.

This decree was passed as an urgent provision which established an obligation to create separate companies for power distribution and sales for those companies that at June 30, 2007 were still handling both distribution and sales on an integrated basis. AEM Elettricità SpA therefore took steps to transfer to AEM Energia SpA the business relating to the sale of electricity to customers eligible for higher protection.

With resolution 349/07, the Authority established selling prices for the sale of electricity (PCV) as part of the higher protection service and operators' remuneration, with effect from January 1, 2008.

The AEEG envisaged the application to all customers eligible for higher protection of a fee to cover the sales and marketing costs involved in the selling activity, set at a level in line with the costs incurred by an operator selling on the free market.
Operators providing this higher protection service have the right to remuneration (RCV) that varies according to whether they operate through companies that are separate from the distribution company.

With resolution ARG/elt 25/08, a compensation mechanism was defined to adjust for situations of imbalance between the revenues that can be achieved by applying the RCV tariff component and the costs to be recognised, such as to generate a difference between costs and revenues of more than 5% in absolute terms.

With resolution ARG/elt 18/08, the Authority also defined equalisation mechanisms for the costs involved in procuring electricity for the higher protection service and equalisation mechanisms between the Sole Buyer and the higher protection operators.
In particular, equalisation mechanisms are regulated for:

- higher protection operators to cover the costs involved in procuring electricity for their customers (from July 1, 2007);
- distribution companies to cover the costs involved in procuring electricity for customers of the captive market in the first half of 2007.

Recent regulatory changes in the natural gas sector

Wholesale

On August 30, 2007 the Ministry for Economic Development signed a decree that requires gas importers from November 5, 2007 to use the entire inward transport capacity assigned to them, with a view to maximising the availability of gas in preparation for the coming winter 2007-2008. As already foreseen last year, the decree lays down that any failures to use the available capacity are considered equivalent to unauthorised withdrawals from strategic stocks, subject to a fee that the Authority established with resolution no. 297/07 for the period 2007-2008. The resolution also suspends application of the penalties for injecting more gas than foreseen into the storage facilities. The obligation to maximise transport capacity was revoked on March 11, 2008.

Retail

With resolution 347/07, the Authority revised the make-up of the QVD component that is designed to cover the costs of selling natural gas on the retail market, providing for:
- the introduction of a fixed fee, as well as a variable portion,
- elimination of the right to increase the fees paid by customers with consumption of up to 20 GJ per year.

Overall revenues from the new make-up are more or less the same as before.

Quantitative data - electricity sector

Key quantitative data relating to the energy chain are summarised below:

As mentioned previously, the first quarter 2008 results are not comparable with those of the same period in 2007 because of the change in the scope of consolidation. The 2007 figures therefore relate only to the AEM Group, restated on the basis of the new definitions of the Group's business sectors ("chains") and the changes in consolidation policies adopted by A2A.

GWh	*03.31.08*	*03.31.07*
SOURCES		
Net production	**3,151**	**2,548**
-thermoelectric production	1,523	977
-hydroelectric production	350	374
-other production	6	
-Edipower	1,272	1,197
Purchases	**6,116**	**2,251**
-Sole Buyer	1,067	1,083
-Power Exchange	2,716	321
-foreign markets	1,514	706
-other purchases	819	141
TOTAL SOURCES	**9,267**	**4,799**
APPLICATIONS		
Protected market sales	1,209	1,083
Sales to eligible customers and wholesalers	3,265	2,039
Sales on the Power Exchange	3,805	1,354
Sales on foreign markets	988	323
TOTAL USES	**9,267**	**4,799**

Quantitative data - gas sector

(millions of m3)	*03.31.08*	*03.31.07*
SOURCES		
Procurement	1,519	796
Withdrawals (injection) in storage	375	
TOTAL SOURCES	**1,894**	**796**
APPLICATIONS		
Sales to end-customers	778	420
Wholesale	**1,116**	**376**
-thermoelectric use	486	346
-cogeneration use	23	16
-other sales	607	14
TOTAL USES	**1,894**	**796**

Note:

-The figures are shown net of losses and adjustments as per the price adjustment coefficients laid down by the AEEG in resolution no. 237/00 and subsequent amendments.
-In 2007 the purchase figures only refer to the quantity that the AEM Group purchased from Plurigas.

Income statement figures

Millions of euro	*01.01.2008* *03.31.2008*	*01.01.2007* *03.31.2007* *Restated*
Revenues from sales and services	1,346	621
Gross profit from operations	121	87
% of Revenues from sales	*9.0%*	*14.0%*
Depreciation, amortisation and provisions	(24)	(11)
Profit from operations	97	76
% of Revenues from sales	*7.2%*	*12.2%*

During the quarter, the Energy Chain earned revenues of 1,346 million euro and a gross profit from operations of 121 million euro. The increase compared with the first quarter of 2007 is due to the change in the scope of consolidation following the absorption of the ASM Brescia Group's energy chain.

As a result of combining AEM and ASM, A2A now has an efficient production mix with a total installed capacity of 3.4 GW, of which 2.5 thermoelectric and 0.9 hydroelectric, a portfolio of gas contracts for a total of 5 Bm3 on an annual basis and an electricity intermediation capacity of 28 TWh/year.

HEAT AND SERVICES CHAIN

The Heat and Services Chain includes the activities of cogeneration, district heating and the sale of heat, as well as other activities related to the heat management and facility management services. The following is a short description of these activities:

Cogeneration and District Heating: these involve the production, distribution and sale of heat in the cities of Milan, Brescia and Bergamo, as well as certain neighbouring towns, the production and sale of electricity, and the operation and maintenance of the cogeneration plants and district heating networks;

Heat and other services: management of heating plants owned by third parties and facility management.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Heat and Services Chain also includes the following companies:


HEAT & SERVICES
Cogeneration plants
District heating networks
Sales of heat & other services
A2A GROUP COMPANIES CONSOLIDATED
- Aem Calore & Servizi
- ASM Calore e Servizi
- ASM Servizi
- Proaris

Key quantitative and economic data of the chain are reported below.

Quantitative data

Gwht	*03.31.08*	*03.31.07*
SOURCES		
Net production	**478**	**103**
- Lamarmora	338	
- Famagosta	68	62
- Tecnocity	32	26
- Other plants	40	15
Purchases	344	102
TOTAL SOURCES	**822**	**205**
APPLICATIONS		
Sales to end-customers	822	205
TOTAL USES	**822**	**205**

Note:
- These figures only refer to district heating. Heat management sales are not included.
- These include the quantities of heat purchased from the Environment Chain.

Income statement figures

Millions of euro	*01.01.2008 03.31.2008*	*01.01.2007 03.31.2007 Restated*
Revenues from sales and services	98	34
Gross profit from operations	38	7
% of Revenues from sales	*38.8%*	*20.6%*
Depreciation, amortisation and provisions	(6)	(1)
Profit from operations	32	6
% of Revenues from sales	*32.7%*	*17.6%*

In the first quarter of 2008, A2A's Heat and Service Chain turned in revenues of 98 million euro, with a gross profit from operations of 38 million euro. The increase compared with the first quarter of 2007 is attributable to the change in the scope of consolidation as a result of absorbing the ASM Brescia Group's heat chain.

The chain has a plant pool with a total installed thermal capacity of 800 MWt and an installed electricity capacity of 180 MWe. It benefits from the heat produced by the three waste incinerators in Brescia, Milan and Bergamo (which form part of the Environment Chain).
The main production plants are: Lamarmora and Centrale Nord in Brescia, Tecnocity and Famagosta in Milan, Goltara in Bergamo.

It has an extensive district heating network in Brescia, Bergamo and Milan for a total of 710 km and provides district heating services to around 17,000 end-customers with volumes of heat sold totalling 1.5 TWh per year.

ENVIRONMENT CHAIN

The Environment Chain includes the activities relating to the entire waste management cycle. These activities are briefly described below:

Collection and road sweeping: street cleaning and waste collection for transport;

Treatment: an activity that is carried out in dedicated centres to recover or transform the waste in order to make it suitable for incineration or disposal in a refuse dump;

Disposal: this involves the final disposal of urban and special wastes in combustion plants or dumps, where possible recovering energy through incineration or exploitation of biogas.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Environment Chain also includes the following companies:


ENVIRONMENT
Collection & road sweeping
Treatment
Disposal & energy recovery

A2A GROUP COMPANIES CONSOLIDATED

- Ecodeco Group
- Amsa Group
- Aprica*
- Montichiari ambiente
- Ecofert

* Controls 100% of Bas Power

Recent regulatory changes in the environment sector

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector. The new legislation (also known as the Environment Consolidation Act), has in fact revised all of the national rules on the environment, expressly abrogating the Ronchi Decree (Decree 22 of February 5 1997) as regards the regulation of waste,

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

As a result, on September 13, 2007 the Council of Ministers approved at first reading the text of a new, single legislative decree containing amendments to the Consolidation Act, which also included the previous amendments-in-progress. The procedure for the definitive approval of the "Unified Amendment" ended with the publication of Decree 4 of January 16 2008, which became effective on February 13, 2008. The changes introduced by the Unified Amendment relating to Part Four (Waste) of the Consolidation Act mainly concern:

- reformulation of the concept of by-product (materials deriving from a process that is not designed to produce them directly) by introducing more restrictive conditions that such by-products have to comply with to be removed from the rules governing waste products;
- the regulation of secondary raw materials (materials, substances or products deriving from the re-use, recycling or recovery of waste), introducing more restrictive requisites that such materials have to comply with to be removed from the rules governing waste products;
- a change in the timing allowed for the temporary deposit of dangerous wastes (from two to three months) in the place where they were produced;
- obligatory use of the MUD (Modello Unico di Dichiarazione ambientale - a single form for making environmental declarations) for producers of special but non-dangerous waste deriving from certain activities, including industrial and artisanal processing, waste recovery and disposal, the sludge produced during the purification of drinking water and other types of water treatment and during of waste water purification and fume reduction;
- particular rules for the obligatory authentication of the loading and unloading registers;
- abrogation of the rules that required ferrous and non-ferrous scrap from steelworking and metallurgy to follow the regulations governing secondary raw materials.

Other waste legislation

In implementation of EC Directive 1999/31/CE on waste landfill dumps, Decree 36 of January 13, 2003 was published with a view to identifying specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of dumps into three categories: dumps for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies 14 categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits.
Art. 1.166, of the Budget Law 2008 extended to December 31, 2008 the deadline for being able to dump the types of waste listed in Decree 36/2003.
Dumps for inert refuse and specialist dumps for asbestos cement are still excluded from the benefit of this extension.

With reference to the use of biological sludge and compost in agriculture, Directive 91/676 (the "Nitrates Directive") limits the maximum load of organic nitrate distributable in agriculture and this was introduced into Italian law by Decree. 152/06.
Articles 92 and 112 of Decree 152/06 delegate to the Regions the task of regulating the use in agriculture of the effluents from animal husbandry, as well as that of preparing obligatory plans of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates.

The action plans also identify the periods when it is prohibited to spread any kind of fertiliser on fields. With DGR no. 5215 of August 2, 2007, the Lombardy Region adopted "the integration with changes to the plan of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates in vulnerable areas". Art.19 of this DGR established that the agricultural use of biological sludge during the period from November 1 to February 28 of each year should depend on the weather and detailed instructions issued day by day by the Region through suitable farming weather bulletins.

Key quantitative and economic data of the chain are reported below.
The figures reported for the first quarter 2007 only refer to the Ecodeco Group.

Quantitative data

	03.31.08	*03.31.07*
Waste collected (Mton)	285	
Waste disposed of (Mton.)	719	220
Electricity sold (GWh)	296	43

Income statement figures

Millions of euro	*01.01.2008 03.31.2008*	*01.01.2007 03.31.2007 Restated*
Revenues from sales and services	185	36
Gross profit from operations	80	15
% of Revenues from sales	*43.2%*	*41.7%*
Depreciation, amortisation and provisions	(21)	(8)
Profit from operations	59	7
% of Revenues from sales	*31.9%*	*19.4%*

In the first quarter of 2008, the revenues of this chain came to 185 million euro, with a gross profit from operations of 80 million euro.

After absorbing ASM, AMSA, the collection, processing and disposal of waste in Milan and neighbouring towns and Ecodeco, which was already controlled by AEM, A2A has become an integrated operator in all of the phases making up the waste management chain. A2A has some of the most modern plants in the whole of Europe and specialises in the use of extremely innovative technologies.

At present, the chain has five WTE incinerators in Milan, Pavia, Brescia and Bergamo, as well as plants for the processing and recovery of industrial and urban wastes.

The Group's WTE incinerators and biogas plants produce electricity for a total of 1.2 TWh/year.
The waste collected in the provinces of Milan, Brescia and Bergamo amounts to around 1.4 Mton/year, while the overall volume of waste disposed of and recovered comes to around 3.0 Mton/year.

NETWORKS CHAIN

The Networks Chain includes the activities regulated by a sector Authority, namely the management of electricity and gas networks and of the integrated water cycle. These activities are briefly described below:

Electricity Networks: the transmission and distribution of electricity.

Gas Networks: the transport and distribution of natural gas.

Integrated water cycle: water captation, aqueduct management, water distribution, sewer management and water purification; the sale of water to customers served by the distribution networks of Group companies operating in the provinces of Brescia and Bergamo.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Networks Chain also includes the following companies:

NETWORKS	A2A GROUP COMPANIES CONSOLIDATED
Electricity Networks Gas Networks Integrated Water Cycle	- Aem Elettricità - Aem Gas - Asm Elettricità - Asm Reti - ASVT - Bas SII - Camuna Energia - Retragas - Retrasm - Seasm

Recent regulatory changes in the distribution sector

NATURAL GAS DISTRIBUTION DIVISION

Assignment of the gas distribution service

Recently, the legislator again intervened in connection with the end of the transition period: firstly, during the conversion into law of Decree 159 of October 1, 2007, and then with the approval of the Budget Law (Law 244/07). This introduced the fact that the new tenders for awarding the service would have to be called within 2 years of the ministers identifying the best location, and this in turn will have to be identified for each territorial basin by the end of November 2008.

DISTRIBUTION OF ELECTRICITY

Tariff regime

With resolution 348/07, the Authority adopted the Integrated Text concerning the regulation of power transmission, distribution and measurement services for the third regulatory period 2008-2011 (Attachment A).

The purpose of this provision is to go beyond the system based on tariff options proposed by the distribution companies, foreseeing the application of a single tariff set by the Authority.

Up to March 31, though only to users for other medium and low voltage uses, the distribution companies applied the distribution tariff options in force at December 31, 2007, lowered to take account of the new revenue restrictions imposed on the companies for the year 2008.

If distribution tariffs are not updated by April 1, a reduction is foreseen for 2008 in the amount of revenues that a distributor would obtain by applying the TV1 reference tariff equal to 1% of this amount for each month that the update is delayed.

This measure provides for a general equalisation regime, as well as a specific company equalisation system, guaranteeing coverage of any variances in the costs incurred by companies for reasons outside their control.

In particular, there are equalisation mechanisms for V1 restricted revenues and equalisation mechanisms for the sales and marketing costs involved in distribution. With resolution Arg/elt 30/08, the Authority defined the equalisation mechanism for the sales and marketing costs incurred by distribution companies for low tension customers to protect their economic and financial equilibrium, as a result of the reorganisation of the sector that followed completion of the deregulation process.

In order to determine tariff levels:

- the recognised rate of return on capital employed has been set at 7% for the distribution service, including related commercial activities, and at 7.2% for the measurement service;
- as regards the portion of the tariff components designed to cover operating costs, the provision sets a target annual increase in productivity (*X-factor*), which would make it possible to transfer to end-customers, within eight years for transmission and distribution and within six years for the measurement service, of higher efficiency recoveries already achieved by the companies in the second regulatory period, namely 1.9% for distribution and 5.0% for the measurement service (national averages);
- with reference to the annual updates, the depreciation charge is excluded from the field of application of the price-cap.

The Integrated Text also introduces tariff mechanisms designed to promote types of investments considered particularly useful for the development and efficiency of distribution network infrastructures, integrating the incentives provided by the quality regulations.

These investments will be selected be defining suitable effectiveness indices.

As regards the measurement service, the useful life of the low-tension meters has been revised, giving them a duration of 15 years.

Companies are also recognised an additional depreciation charge in connection with the meters eliminated prior to the end of their standard useful life (20 years).

With resolution Arg/elt 30/08, the Authority provided for a revenue equalisation mechanism for the measurement service at low-tension withdrawal points in order to guarantee that the remuneration of the investment in electronic meters and electronic measurement recording devices at low-tension withdrawal points and the depreciation on electromechanical meters that have been eliminated to replace them with electronic ones are attributed to the distribution companies that have effectively

made such investments. There is also provision for a penalty system for non-compliance with the obligatory installation objectives laid down in resolution 292/06.

With reference to the specific company equalisation mechanism, we would point out that in May 2005 the Lombardy TAR, to which certain distributors, including AEM S.p.A., had filed an appeal, partially cancelled resolution no. 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and regulation 96/04.
In January 2006, the Council of State partially accepted the Authority's appeal to cancel this sentence. In particular, the Board considered it illegitimate that resolutions 5/04 and 96/04 do not take account of the price paid by the distributor to Enel for the network that was sold. With resolution 177/06, the Authority initiated proceedings to define how to implement the decisions of the Council of State and suspended the preliminary activities relating to the specific company equalisation system until this process has been settled. The investigation regarding AEM Elettricità was postponed to October 2007.

With resolution Arg/elt 8/08, the Authority defined for ASM Distribuzione Elettricità S.r.l. the specific company correction factor applicable to revenues admitted to cover distribution costs for the year 2004, namely 0.1378.

With resolution 30/08, the Authority established the methods for applying and updating the specific company correction factor to determine the amount of equalisation for the regulation period 2008-2011.

Service quality and continuity
With resolution 333/07 the Authority approved the Integrated Text for the Quality of the Electricity Service (I.T.Q.E.) for third regulatory period.
As regards the regulation of service continuity, one novelty is the introduction of an incentive based on the number of interruptions, alongside the mechanism for regulating the accumulated duration of the interruptions.

ENERGY SAVING

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the amount of energy distributed.
In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

On December 21, 2007 the Ministry for Economic Development issued a decree revising and updating the decrees issued on July 20, 2004. In particular, the decree revises upwards the national energy savings objectives previously determined in 2004 for the electricity and gas sector for the years 2008 and 2009 and establishes new objectives for the three-year period 2010 – 2012.

Tariff grant

With resolution no. 345/07, the Authority confirmed the value of 100 euro per toe for each type I and II certificate cancelled in May 2009 in order to achieve the specific saving targets for 2008.

Energy savings objectives for the year 2008

Resolution EEN 1/08 established specific energy savings objectives for 2008 by individual obligatory distributor.

For A2A Group companies these objectives are:

- AEM Distribution SpA:	34,383 toe
- ASM Elettricità SpA:	19,842 toe
- AEM Gas SpA:	41,921 toe
- ASM Reti SpA:	16,359 toe

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution no. 11/07, partially amended by resolution no. 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures for deregulation (including distribution and measurement) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the chains.
To this end, the plan is to give these unbundled activities decision-making and organisational autonomy by having them administered by an "Independent Manager". The deadline for unbundling, which was initially set for January 1, 2008 (except for the unbundling of distribution and measurement, which will run from 2010 in the electricity sector and from 2012 in the gas sector), was postponed until June 30, 2008 by resolution no. 253/07.

The new rules on accounting unbundling, on the other hand, are expected to come into effect in the first financial period that commences after December 31, 2006, with the possibility of a one-year delay (requested by the Group).

Following the appeal against this resolution by various operators, on December 18 the Lombardy TAR rejected the request for the resolution to be cancelled for lack of powers on the part of the AEEG, but it did cancel that part of the resolution that said that the executives should also form part of the Independent Manager.

Key quantitative and economic data of the chain are reported below.

Quantitative data

	03.31.08	03.31.07
Electricity distributed (GWh)	3,084	1,882
Gas distributed (Mm3)	855	480
Gas transported (Mm3)	148	
Water distributed (Mm3)	23	

Income statement figures

Millions of euro	*01.01.2008 03.31.2008*	*01.01.2007 03.31.2007 Restated*
Revenues from sales and services	151	89
Gross profit from operations	78	50
% of Revenues from sales	*51.7%*	*56.2%*
Depreciation, amortisation and provisions	(27)	(19)
Profit from operations	51	31
% of Revenues from sales	*33.8%*	*34.8%*

In first quarter 2008 the Networks Chain earned revenues of 151 million euro, with a gross profit from operations of 78 million euro.

A2A's Networks Chain now includes the related activities of the ASM Brescia Group (management of electricity and gas networks and of the integrated water cycle). Overall, A2A has a medium and low pressure gas network of 8,000 km, a high, medium and low tension electricity network of 15,000 km and a water network of 5,000 km.

Today, A2A and its subsidiaries provide distribution services to 1.2 million gas customers, 1.1 million electricity customers and 0.3 million water customers.

The volumes of gas and electricity distributed each year amount to 2 Bm3 and 12 TWh respectively, whereas 88 Mm3 of water are distributed per year.

OTHER SERVICES AND CORPORATE

The following is a brief description of the activities carried on by this chain:
Corporate: supervision, coordination and control activities, such as business development, strategic direction, planning and control, financial management and the coordination of the Group's activities; central services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.) provided by the Parent Company under specific intercompany service contracts.

Other services: activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries, as well as data transmission, telephony and internet access services and systems design services.

In addition to the activities carried on directly by A2A S.p.A., this area also includes the following companies:


OTHER SERVICES & CORPORATE
Other Services
Corporate
A2A GROUP COMPANIES CONSOLIDATED
- Selene*
- Aprica studi
- Bas.Com

* Controls 100% of Itradeplace

The table below reports the main income statement figures of this chain.

Income statement figures

Millions of euro	*01.01.2008 03.31.2008*	*01.01.2007 03.31.2007 Restated*
Revenues from sales and services	53	23
Gross profit from operations	1	(1)
% of Revenues from sales	*1.9%*	*-4.3%*
Depreciation, amortisation and provisions	(9)	(4)
Profit from operations	(8)	(5)
% of Revenues from sales	*-15.1%*	*-21.7%*

Financial statements of the parent company A2A S.p.A.

BALANCE SHEET A2A S.p.A. (Amounts in euro)	at 03/31/2008	%	at 12/31/2007	%
ASSETS				
NON-CURRENT ASSETS				
Property, plant and equipment	1,607,646,091		864,790,403	
Intangible assets	88,391,460		19,138,202	
Investments	4,273,254,134		2,986,805,891	
Other non-current financial assets	611,582,179		516,301,261	
Deferred tax assets	93,272,683		60,190,834	
Other non-current assets	20,917,206		25,229,436	
TOTAL NON-CURRENT ASSETS	**6,695,063,753**	**89.21**	**4,472,456,027**	**93.89**
CURRENT ASSETS				
Inventories	14,803,786		794,319	
Trade receivables	389,228,470		91,274,975	
Other current assets	40,475,358		19,981,436	
Current financial assets	308,945,404		134,360,868	
Current tax assets	18,090,764		18,021,467	
Cash and cash equivalents	38,255,276		26,665,586	
TOTAL CURRENT ASSETS	**809,799,058**	**10.79**	**291,098,651**	**6.11**
NON-CURRENT ASSETS HELD FOR SALE				
TOTAL ASSETS	**7,504,862,811**	**100.00**	**4,763,554,678**	**100.00**
EQUITY AND LIABILITIES				
EQUITY				
Share capital	1,629,110,744		936,024,648	
(Treasury shares)	-107,303,913		-63,533,212	
Reserves	2,195,222,816		1,366,509,454	
Net profit for the year			85,699,195	
Net profit for the period	24,992,360			
Equity	**3,742,022,007**	**49.86**	**2,324,700,085**	**48.80**
LIABILITIES				
NON-CURRENT LIABILITIES				
Financial liabilities - non-current portion	2,460,591,430		1,517,821,330	
Non-current derivatives				
Deferred tax liabilities	171,710,840		74,039,386	
Employee benefits	125,979,039		100,300,050	
Provisions for risks and charges	107,522,392		81,518,605	
Other non-current liabilities	17,496,286		199,193	
Total non-current liabilities	**2,883,299,987**	**38.42**	**1,773,878,564**	**37.24**
CURRENT LIABILITIES				
Trade payables	180,829,814		111,860,823	
Other current liabilities	121,289,243		86,811,949	
Financial liabilities - current portion	509,393,542		466,303,257	
Tax liabilities	68,028,218			
Total current liabilities	**879,540,817**	**11.72**	**664,976,029**	**13.96**
Total liabilities	**3,762,840,804**	**50.14**	**2,438,854,593**	**51.20**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE				
TOTAL EQUITY AND LIABILITIES	**7,504,862,811**	**100.00**	**4,763,554,678**	**100.00**

INCOME STATEMENT	01/01/08		01/01/07
A2A S.p.A.	03/31/2008		03/31/2007
(amounts in euro)		%	
REVENUES			
REVENUES FROM THE SALE OF GOODS AND SERVICES	265,813,700	90.38	83,112,988
OTHER OPERATING INCOME	28,307,949	9.62	3,194,278
TOTAL REVENUES	**294,121,649**	100.00	**86,307,266**
OPERATING COSTS			
COSTS FOR RAW MATERIALS, FINISHED PRODUCTS AND SERVICES	135,914,454	46.21	25,893,195
OTHER OPERATING COSTS	13,521,723	4.60	6,751,192
TOTAL OPERATING COSTS	**149,436,177**	50.81	**32,644,387**
LABOUR COSTS	**25,948,892**	8.82	**12,589,271**
GROSS PROFIT FROM OPERATIONS	**118,736,580**	40.37	**41,073,608**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	**39,867,045**	13.55	**13,563,430**
NET PROFIT FROM OPERATIONS	**78,869,535**	26.82	**27,510,178**
FINANCIAL COSTS			
FINANCIAL INCOME	12,427,014	4.23	3,409,533
FINANCIAL CHARGES	46,651,912	15.86	24,256,580
TOTAL FINANCIAL COSTS	**-34,224,898**	-11.64	**-20,847,047**
OTHER NON-OPERATING COSTS			**-3,273,501**
PROFIT BEFORE TAX	**44,644,637**	15.18	**3,389,630**
INCOME TAX EXPENSE	**19,652,277**	6.68	**5,838,331**
NET PROFIT OF CONTINUING OPERATIONS NET OF TAX	**24,992,360**	8.50	**-2,448,701**
NET RESULT FROM NON-CURRENT ASSETS HELD FOR SALE			
NET RESULT	**24,992,360**	8.50	**-2,448,701**

STATEMENT OF CASH FLOWS A2A S.p.A.	03/31/2008	12/31/2007
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	26,665,586	5,003,549
Operating activities		
Net result for the period/year	24,992,360	85,699,195
Non-monetary flows		
Depreciation of property, plant and equipment	33,472,611	59,975,165
Amortisation of intangible assets	1,583,860	4,517,592
Change in provisions for employee benefit provisions	149,354,230	8,001,601
Change in working capital:		
Change in trade receivables and other short-term receivables	-111,004,194	-26,820,902
Change in inventories of materials	-14,009,467	-78,652
Change in trade payables and other short-term payables	167,355,264	-55,003,789
Change in assets/liabilities to related parties	-230,974,491	29,964,682
Change in assets/liabilities held for sale	0	500,000
Future net cash flows from operating activities	**20,770,173**	**106,754,892**
Investing activities		
Net capital expenditure	-776,328,299	-32,956,924
Capital expenditure, net in intangible assets	-70,837,118	-4,004,869
Change in investments	-1,351,595,817	-384,258,745
Purchase of treasury shares	-43,770,701	-38,460,753
Future net cash flows absorbed by investment activities	**-2,242,531,935**	**-459,681,291**
Free cash flow	**-2,221,761,762**	**-352,926,399**
Financing activities		
Change in financial assets	-199,394,735	-38,842,421
Change in financial liabilities	996,645,924	386,522,999
Changes in equity	1,436,100,263	151,551,086
Dividends paid		-124,643,228
Future net cash flows absorbed by financing activities	**2,233,351,452**	**374,588,436**
CHANGE IN CASH AND CASH EQUIVALENTS	11,589,690	21,662,037
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	38,255,276	26,665,586

A2A S.p.A.
Statement of changes in shareholders' equity

Description	Share capital	Treasury shares	Reserves	Net profit for the period	Total equity
Equity at 12.31.2006	**936,024,648**	**-25,072,459**	**1,162,898,822**	**176,702,774**	**2,250,553,785**
Allocation of net profit and distribution of dividends			52,059,546	-176,702,774	-124,643,228
Treasury shares		-38,460,753			-38,460,753
Adjustments deriving from the application of IAS 39			151,551,086		151,551,086
Other changes					
Net profit for the year				85,699,195	85,699,195
Equity at 12.31.2007	**936,024,648**	**-63,533,212**	**1,366,509,454**	**85,699,195**	**2,324,700,085**
Balance sheet effect of the mergers	693,086,096		680,265,866		1,373,351,962
Allocation of 2007 net profit			85,699,195	-85,699,195	
Treasury shares		-43,770,701			-43,770,701
Adjustments deriving from the application of IAS 39			62,748,301		62,748,301
Other changes					
Net profit for the period				24,992,360	24,992,360
Equity at 03.31.2008	**1,629,110,744**	**-107,303,913**	**2,195,222,816**	**24,992,360**	**3,742,022,007**

Certification by the Manager in charge of preparing accounting documents

The Manager in charge of preparing the Company's accounting documents, Paolo Rundeddu, declares pursuant to art. 154 bis, 2 of the Finance Consolidation Act that the information disclosed in this consolidated quarterly report agrees with the supporting documentation, books of account and accounting entries.

a2a
energie in comune

FILE NO. 82-4911

SEC Mail
Mail Processing
Section

AUG 1[illegible] 2008

Washington, DC
108

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

August 8, 2008

AEM SPA.

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy of this documents:
- "AEM S.p.A. – Separate Financial Statements 2007";
- "AEM S.p.A. – Consolidated Financial Statements 2007";
- "AEM S.p.A. – Report on Operations 2007";
- "ASM S.p.A. – Separate Financial Statements 2007";
- "ASM S.p.A. – Consolidated Financial Statements 2007";
- "ASM S.p.A. – Report on Operations 2007";
- "AMSA S.p.A. – Separate Financial Statements 2007";
- "AMSA S.p.A. – Consolidated Financial Statements 2007";
- "A2A S.p.A. – 2007 pro-forma figures".

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

Cod. 598627 - 2.2008

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

separate financial statements 2007

separate financial statements 2007

ASM SPA

Contents

This is a translation of the Italian original "Bilancio separato 2007" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

0.1

Financial statements

Balance sheet

Assets

Thousand of euro	Notes	12 31 2007	12 31 2006
NON-CURRENT ASSETS			
Intangible assets	1.01	14,710,461	16,819,430
Goodwill	1.02	55,480,080	101,181,983
Tangible assets	1.03	724,740,715	997,185,154
Investments in subsidiaries and affiliates	1.04	1,209,536,221	902,093,309
Investments in other companies	1.05	20,211,168	19,973,427
Other investments	1.06	29,770,984	31,101,436
of which affiliates		*29,770,984*	*31,101,436*
Assets for derivative valuations	1.07	29,828	560,214
Deferred tax assets	1.08	21,234,920	28,163,379
Other assets	1.09	12,179,444	44,837,544
of which affiliates		*500,000*	*36,215,894*
Total non-current assets		**2,087,893,821**	**2,141,915,876**
NON-CURRENT ASSETS HELD FOR SALE	1.10	**101,500**	**1,265,580**
CURRENT ASSETS			
Inventories	1.11	16,319,746	19,553,603
Receivables from customers	1.12	99,028,809	104,770,400
Trade receivables from affiliates	1.13	366,326,349	236,542,156
Financial receivables from affiliates	1.14	224,868,530	30,714,349
Current taxes	1.15	1,641,326	3,314,422
Miscellaneous receivables	1.16	42,560,289	46,801,371
Current financial assets	1.17	5,726	7,942
Cash and cash equivalents	1.18	103,373,170	197,435,159
Total current assets		**854,123,945**	**639,139,402**
TOTAL ASSETS		**2,942,119,266**	**2,782,320,858**

Shareholders' equity and liabilities

Thousand of euro	Notes	12 31 2007	12 31 2006
SHAREHOLDERS' EQUITY			
Share capital	2.01	774,305,358	774,305,358
Capital reserves	2.02	213,684,631	205,841,457
Other reserves	2.03	132,670,206	205,034,549
Derivative valuation reserve	2.04	(6,592,977)	(9,111,033)
IFRS 1 reserve	2.05	533,065	553,331
Profit for the period		185,654,268	137,351,749
TOTAL SHAREHOLDERS' EQUITY		**1,300,254,551**	**1,313,975,411**
LIABILITIES			
NON-CURRENT LIABILITIES			
Staff severance fund and pension reserve	2.06	26,456,963	34,167,040
Deferred tax liabilities	2.07	109,178,344	105,643,563
Fund for risks and future liabilities	2.08	21,756,447	27,519,971
Liabilities for derivative valuations	2.09	9,093,761	13,786,674
Bonds	2.10	594,130,953	593,685,284
Payables and other financial liabilities	2.11	164,150,809	189,806,694
Landfill liabilities	2.12	-	75,114,785
Long-term payables to affiliates	2.13	753,824	2,311,316
Other liabilities	2.14	3,710,967	10,905,503
Total non-current liabilities		**929,232,068**	**1,052,940,830**
CURRENT LIABILITIES			
Current financial payables	2.15	108,275,150	26,331,828
Payables to suppliers	2.16	149,245,043	157,151,243
Trade payables to affiliates	2.17	90,962,794	79,448,743
Financial payables to affiliates	2.18	171 312,703	37,693,892
Current tax payables	2.19	17,954,055	34,529,495
Miscellaneous payables	2.20	174,882,902	80,249,416
Total current liabilities		**712,632,647**	**415,404,617**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**2,942,119,266**	**2,782,320,858**

Income statement

Thousand of euro	Notes	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Revenues			
Revenues from sales and services	3.1	1,054,382,876	1,095,407,622
of which affiliates		*712,032,891*	*719,337,704*
Other income	3.2	163,213,188	117,550,629
of which affiliates		*40,719,591*	*26,538,105*
Total revenues		**1,217,596,064**	**1,212,958,251**
Operating costs			
Raw material costs	3.3	626,211,853	678,480,265
of which affiliates		*337,951,459*	*300,028,615*
Service costs	3.4	161,255,989	140,441,780
of which affiliates		*36,199,308*	*36,265,987*
Labour costs	3.5	86,173,239	80,295,067
of which affiliates		*(2,092,697)*	*(1,569,113)*
of which non-recurring		*8,043,072*	-
Other miscellaneous costs	3.6	42,051,080	30,580,104
of which affiliates		*8,741,642*	*8,639,684*
Total operating costs		**915,692,161**	**929,797,216**
EBITDA		**301,903,903**	**283,161,035**
Depreciation, amortisation and write-downs	3.7	80,139,554	90,168,165
Provisions	3.8	5,785,303	16,039,186
Valuation at fair value of non-current assets held for sale	3.9	467,860	174,420
EBIT		**215,511,186**	**176,779,264**

Thousand of euro	**Notes**	**01 01 2007 12 31 2007**	**01 01 2006 12 31 2006**
Financial income and charges			
Financial income	3.10	8,606,174	6,493,756
of which affiliates		*835,578*	*903,071*
Financial charges	3.11	(45,109,449)	(39,065,188)
of which affiliates		*(3,262,215)*	*(1,970,458)*
Exchange rate gains		267,119	137,044
Total financial income and charges		**(36,236,156)**	**(32,434,388)**
Income/expenses from equity investments	3.12	73,735,672	65,851,401
of which affiliates		*73,744,909*	*65,568,331*
PROFIT BEFORE TAX		**253,010,702**	**210,196,277**
Income tax	3.13	(67,356,434)	(72,844,528)
NET PROFIT		**185,654,268**	**137,351,749**

Cash flow statement

Thousand of euro	12 31 2007	12 31 2006
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**197,435**	**57,192**
Operating activities		
Net result of the year	185,654	137,352
Non-cash flows:		
Depreciation of tangible assets	76,630	86,793
Amortization of intangible assets	3,510	2,796
Change in the allocations of the reserves for employee benefits	(7,710)	297
Change in other risk funds	(5,764)	13,996
Change in deferred taxes	3,534	7,582
Change in liabilities for landfills	(75,115)	(938)
Change in circulating capital:		
Change in trade receivables and other short-term receivables	78,982	(34,353)
Change in inventories	3,234	(1,202)
Change in trade payables and other short-term payables	62,771	(6,082)
Change in assets to related parties	(129,784)	34,567
Change in liabilities to related parties	11,514	7,089
Change in assets held for sale	1,164	174
Net financial flows from operating activities	**208,620**	**248,071**
Investments		
Investments in tangible assets	(99,889)	(46,167)
Changes in real estate investments	-	-
Investments in intangible assets and goodwill	(7,615)	(3,892)
Tangible assets conferred to subsidiaries	295,703	91,969
Intangible assets and goodwill conferred to subsidiaries	51,916	2,055
Sale of real estate investments	-	-
Change in investments:	(307,680)	(153,564)
- acquisitions	*(119,739)*	*(23,140)*
- acquisitions related to sale of divisions	*(219,824)*	*(134,004)*
- sales	*1,659*	*3,580*
- write-ups	-	-
- write-downs	-	-
- other changes	*30,224*	-
Purchase/sale of own shares	(4,836)	(326)
Net financial flows employed in the investment activity	**(72,401)**	**(109,925)**
Free cash flow	**136,219**	**138,146**

Thousand of euro	12 31 2007	12 31 2006
Financing activity		
Payables to banks	56,637	10,888
Financial receivables from third parties	(25,865)	(90)
Financial receivables from related parties	(194,155)	(16,052)
Assets for financial derivatives	(12)	(18)
Liabilities for financial derivatives	(4,505)	13,534
Financial payables to related parties	134,477	(21,222)
Financial payables in non-current liabilities held for sale	-	-
Payables to other financers	(350)	(392)
Payables for bond loan	446	97,908
Financial payables to parent company	(2,415)	(1,143)
Changes in shareholders' equity	10,436	19,344
Dividends paid (*)	(204,975)	(100,660)
Net financial flows employed in the financing activity	**(230,281)**	**2,097**
Cash flows absorbed by sold assets	**-**	**-**
CHANGE IN CASH AND CASH EQUIVALENTS	**(94,062)**	**140,243**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**103,373**	**197,435**

(*) It includes ex-date of the extraordinary dividend of December 28, 2007.

Statement of changes in shareholders' equity

Description - *Thousand of euro*	**Capital reserves**			
	Share capital	**Share premium reserve**	**Reserve for the valuation at fair value of capital increase generated by BAS**	**Reserve for Valgas merger**
Balance at December 31, 2006	774,305	146,965	58,876	-
Ordinary meeting (April 20, 2007):				
- carry-over of the profit for 2006	-	-	-	-
- to dividend	-	-	-	-
Ordinary meeting (October 22, 2007):				
- to dividend	-	-	-	-
Cash flow hedge derivatives valuation	-	-	-	-
Purchase of own shares	-	-	-	-
Reserves from Valgas merger	-	-	-	7,844
Profit of the period	-	-	-	-
Balance at December 31, 2007	774,305	146,965	58,876	7,844
			213,685	

	Retained profits									
	Conferment reserve	Legal reserve	Designated reserve	Reserve for own shares	Other reserves	Reserve for cash flow hedge derivatives	IFRS1 Reserves: Listing expenses	IFRS1 Reserves: Other reserves for IAS first application	Profit for the year	Total
	28,456	27,995	12,911	(326)	135,999	(9,111)	(13,578)	14,131	137,352	1,313,975
	-	6,868	-	-	10,467	-	-	-	(17,335)	-
	-	-	-	-	-	-	-	-	(120,017)	(120,017)
	-	-	-	-	(84,959)	-	-	-	-	(84,959)
	-	-	-	-	-	2,518	-	-	-	2,518
	-	-	-	(4,836)	-	-	-	-	-	(4,836)
	-	-	-	-	95	-	-	(20)	-	7,919
	-	-	-	-	-	-	-	-	185,654	185,654
	28,456	34,863	12,911	(5,162)	61,602	(6,593)	(13,578)	14,111	185,654	1,300,254
			132,670							

Net financial position

Details and changes - *Thousand of euro*	12 31 2007	12 31 2006
1. Cash and cash equivalents	**103,373**	**197,435**
Initial value	197,435	-
Change	(94,062)	-
2. Non-fixed financial assets	**6**	**8**
Initial value	8	-
Change	(2)	-
3. Fixed financial receivables	**29,771**	**3,904**
Initial value	3,904	-
Change	25,867	-
4. Receivables for derivatives valuation	**30**	**18**
Initial value	18	-
Change	12	-
5. Bonds	**(594,131)**	**(593,685)**
Initial value	(593,685)	-
Change	(446)	-
6. Payables to banks	**(270,841)**	**(214,204)**
Initial value	(214,204)	-
Change	(56,637)	-
7. Payables to other financers	**(1,585)**	**(1,935)**
Initial value	(1,935)	-
Change	350	-
8. Financial payables to parent company	**(1,091)**	**(3,506)**
Initial value	(3,506)	-
Change	2,415	-
9. Financial receivables/payables from/to subsidiaries	**53,893**	**(4,376)**
Initial value	(4,376)	-
Change	58,269	-
10. Financial payables to other related parties	**-**	**(1,409)**
Initial value	(1,409)	-
Change	1,409	-
11. Payables for derivatives valuation	**(9,094)**	**(13,599)**
Initial value	(13,599)	-
Change	4,505	-
Total net financial position (*)	**(689,669)**	**(631,349)**

(*) The net financial position does not include accrued interest paid equal to 16.83 million euro.

0.2

Notes

With the entry into force of Regulation 1606/2002, issued by the European Parliament and European Council in July 2002, companies whose securities are authorised for trading in regulated markets of member states of the European Union are required, starting in 2005, to prepare their consolidated accounts in accordance with the international accounting standards (IAS/IFRS) issued by the IASB (International Accounting Standards Board) if ratified by the EU and published in the Official Journal of the European Union (OJEC).

Legislative Decree 38/2005 extended to separate financial statements (statutory) of the companies the requirement to use IAS/IFRS to prepare financial statements, and also granted the option to draft according to IAS/IFRS all the financial statements of companies included in the basis of consolidation.

These notes to accounts provide the information specifically required by Consob Regulation no. 11971/99 and subsequent modifications and integrations, as well as all supplementary information deemed necessary to provide a true and accurate representation of the financial position regardless of whether the law specifically requires this.

This report has been fully audited by PricewaterhouseCoopers S.p.A. in accordance with regulations and criteria recommended by Consob.

Figures from the balance sheet, income statement, cash flow statement and statement of changes in shareholders' equity were compared with the corresponding figures of the accounts at December 31, 2006, which were restated to comply with IAS/IFRS.

On January 1, 2008, as per deed of the Notary Mario Mistretta of December 24, 2007, Deed no. 88868, file no. 30498, the merger by incorporation of ASM S.p.A. in AEM S.p.A. (now A2A S.p.A.) resolved by the shareholders' meeting of October 22, 2007 became effective. After the appointment of the Supervisory Council the company office was transferred to Brescia.

These financial statements therefore represent the last accounting document of ASM Brescia S.p.A..

Accounting principles and policies

General principles

These financial statements were prepared in accordance with IAS/IFRS issued by the International Accounting Standards Board (IASB), as ratified by the European Union. The acronym IAS/IFRS here stands for International Accounting Standards and International Financial Reporting Standards, as supplemented by interpretations issued by the IFRIC, previously known as the SIC.

The financial statements are prepared on the basis of the historical cost principle with the exception of fair value designations for financial instruments.

Below is a summary of the accounting standards used by ASM S.p.A. based on IAS/IFRS requirements. Where possible, these standards are the same as those applied to the consolidated accounts.

Presentation of financial statements

The financial statements were prepared in accordance with Consob resolution no. 15519/2006.

For the presentation of the balance sheet, ASM S.p.A. has chosen to make a distinction between "current" and "non-current" items.
Items in the income statement are shown in single column format by nature.
The cash flow statement is presented using the indirect method.

These statements provide relevant information on items in the accounts. They also comply with the minimum content required by IAS 1.

Non-current assets and liabilities

Intangible assets

These assets are reported at purchase cost including any ancillary charges.

They are amortised on a straight-line basis over their remaining useful life.

Concession fees are amortised on a straight-line basis over the life of the concession or on the basis of the remaining useful life of plants managed under concession and other types of plant described in the related section.

Regardless of amortisation already recorded, if there is a permanent loss in value, intangible assets are written down by the corresponding amount.

Tangible assets

Tangible assets are reported at their historical, purchase or manufacturing cost including any directly allocable ancillary costs that are necessary for installing the asset for the use for which it was purchased or manufactured. This cost is adjusted for any significant increases, resulting from current obligations, in the amount of the estimated cost of dismantling and removing the asset, and the cost of reclaiming the site where the asset is located.

Assets consisting of several components of a significant value and with different useful lives, are recorded separately.

Assets are depreciated on a straight-line basis every year based on economic and technical rates determined in relation to the remaining useful life of the assets.

Depreciation rates are as follows (the different values for each of these classes of assets refer to the various sectors of activity):

Buildings:

Industrial buildings	2.50%-3%
Hydroelectric plant buildings	1.5%-3%
Temporary buildings	10%

Plants and machinery:

Hydroelectric plants	3.5%
Thermoelectric plants	7%
Gas reduction chambers	5%-7%
Heat and WTE plants	5%-7%
High- and medium-voltage power lines	2%-4%
Receivers and substations	3.5%-7%
Power booths, low-voltage lines and lifting equipment	4%-7%
Chlorination and water treatment equipment	5%-8%

- Sewer networks ________ 2.5%
- Fibre-optic networks ________ 5%
- Pipelines ________ 4%-2.50%
- Bypasses and inlets ________ 2.5-4%
- Street lighting ________ 4%-5%
- Waste collection equipment/general plant ________ 10%

Industrial and commercial equipment:

- Special equipment relating to street cleaning ________ 12%
- Miscellaneous industrial equipment ________ 10%-25%
- Mobile phones ________ 10%-20%

Other tangible assets:

- Office furniture and electronic office equipment ________ 10%-12%-12.50%-20%
- Transport vehicles ________ 10%-12.5%-20%
- Automobiles ________ 10%-12.50%-25%

Land is not depreciated since it has an unlimited useful life. An exception is made for land used for landfills, which, by their nature, are subject to physical deterioration over time.

Landfill sites are depreciated based on the proportion of the site that is filled.

Depreciation is reported starting at the moment when the asset is available for use or is potentially able to provide the economic benefits associated with it.

Regardless of depreciation already recorded, if there is a permanent loss of value, tangible assets are written down by the corresponding amount.

The estimated costs for the closure and post-closure of landfill sites operated under concessions, which are incurred after they are full, are included in non-current liabilities as a balancing entry for the asset to which they are related. The reporting of the charge to theincome statement occurs through the depreciation of the tangible asset to which this charge is related.

Incremental and maintenance costs that produce a significant and tangible increase in production capacity or in the safety of the assets or that extend the useful life of the assets, are capitalised and are applied as an increase to the asset for which these costs are incurred, and depreciated in relation to the residual useful life of the assets to which they refer, which is redetermined based on the benefit provided by these investments.

Ordinary maintenance costs are recorded directly in the income statement.

Leasehold improvements are classified as tangible assets based on the nature of the cost incurred. The depreciation period is the lower of the remaining useful life of the tangible asset and the contract term.

Lease contracts are classified as finance leases whenever the terms of the contract transfer substantially all risks and benefits of ownership to the lessee. All other leases are considered as operating leases.

Assets under finance leases are reported as assets of ASM S.p.A. at their fair value on the contract date adjusted for ancillary charges on the contract date and any costs incurred for taking over the contract, or the present value of minimum lease payments due under the lease contract, whichever is lower. The corresponding liability to the lessor is included in the balance sheet under "debt and other financial liabilities". Lease payments are broken down into principal and interest in order to arrive at a constant interest rate for the residual liability. Financial charges are directly allocated to the income statement for the period.

Costs related to lease payments under operating leases are reported in equal amounts based on the term of the contract. Benefits received, or to be received, or paid, or to be paid as an incentive for entering into operating leases are also reported in equal amounts based on the contract term.

Loss in value of tangible and intangible assets

At each annual or interim reporting date, ASM S.p.A. reviews the book value of its tangible and intangible assets to determine if there is any sign that these assets have declined in value. If such signs exist, the recoverable amount of these assets is estimated in order to determine the amount of any write-down. When it is not possible to estimate the recoverable value of an individual asset, ASM S.p.A. makes an estimate of the recoverable value of the cash-generating unit to which the asset belongs, identified in the business area. Goodwill is verified annually and at any time there are signs of a potential loss in value, in order to determine whether there are actual losses in value.

The recoverable value is the higher of the fair value minus sales costs, and the usage value. When determining the usage value, future estimated cash flows are discounted back using a rate, before taxes, that reflects current market valuations of the cash value and specific risks associated with the asset.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than the related book value, it is reduced to the lower recoverable value. A loss in value is immediately recorded in the income statement.

When there is no further justification for maintaining a write-down, the book value of the asset (or cash-generating unit), with the exception of goodwill, is increased to the new value resulting from the estimate of its recoverable value, which is not to exceed the net book value that the asset would have assumed if the write-down for the loss of value had not been applied. Any recovery in value is immediately allocated to the income statement.

Financial assets

Financial assets are added to and removed from the accounts on the basis of the trade date, and are initially valued at cost including any charges directly associated with the purchase. On subsequent reporting dates, the financial assets that ASM S.p.A. intends, and is able, to hold to maturity (held-to-maturity securities) are reported at their amortised cost less write-downs applied to reflect a loss in value.

For those equity investments, which, on the basis of IAS 39 can be classified as available for sale, the fair value adjustment in subsequent periods is reflected directly in shareholders' equity until they are sold or have declined in value. In this event, total profits or losses previously reported in shareholders' equity are recorded in the income statement for the period.
Investments in affiliates and subsidiaries that are not available for sale are valued at cost or at the fair value of shares representing such equity investments if there is an active market, and fair value can actually be applied. No affiliate or subsidiary is currently listed on a regulated market.
Investments in other companies not held for sale are designated at fair value. If this principle cannot be applied due to a lack of necessary information, the cost method is used as an alternative.

Losses in value on available-for-sale financial assets which have already been entered in the income statement may not be written back to the income statement.

Severance pay and retirement funds

Severance pay (TFR) is determined by using an actuarial methodology. The amount of benefits accrued during the period by employees is recorded in the income statement

under "labour costs", while the notional (financial) charge that the company would incur if it went to the market with a request for a loan in an amount equal to the TFR fund is allocated to financial income and charges. Actuarial profits and losses that reflect the effects of changes in the actuarial assumptions underlying the calculation are transferred to the income statement.

The benefits guaranteed to the employees supplied simultaneously to or after the cessation of the labour contract, through defined benefit plans (energy discount and other benefits) or long-term benefits (loyalty bonus) are recognized in the period of maturation of the right. The liabilities related to the defined benefit plans, net of any assets at the service of the plan, are determined on the basis of actuarial assumptions and are shown for the period in line with the work services necessary to obtain the benefits. The valuation of the liabilities is made by independent actuaries.

Reserve for risks and future liabilities

Reserves for risks and future liabilities include provisions resulting from current (legal, contractual or implicit) obligations for a past event, the fulfilment of which will probably require the use of funds totalling an amount that can be reliably estimated.

If the impact is significant, the reserves must be reported at their present value.

Financial liabilities

Financial liabilities in the form of bonds are initially recorded at cost, corresponding to the fair value of the liability minus transaction costs incurred to obtain the financing.
After the initial reporting, these liabilities are valued at amortised cost using the effective interest rate method.

Capital grants

Grants from the government and other public bodies made in accordance with the law are booked with reduction of the assets to which they refer when there is legal certainty of the right to this grant. This certainty is assumed when the amount is drawn down. In order to include these grants in the results for the year, the portions applicable to individual financial years are credited to the income statement with reduction of the value of the depreciation on the basis of the useful life of the assets to which they refer.

Until the past year, the values of capital grants were accounted among "other liabilities". The amount of the grants deducted from the assets was equal to 27,296 thousand euro.

Non-current assets classified as held for sale

Assets held for sale are those non-current assets for which the company believes the related value is recoverable mainly through their sale rather than their ongoing use. These balance sheet items are reported at the lower of their book value and fair value less sales costs (IFRS 5). If they are of a significant amount, they are reported in a special section of the balance sheet, while the related operating figures are reported in special accounts of the income statement.

Current assets and liabilities

Inventories

Inventories are stated at the lower of the purchase or manufacturing cost including directly allocable ancillary costs, minus any discounts, allowances and the market value. Cost is determined using the weighted average cost method.
Inventories of obsolete or slow turnover goods are written down according to their use or sale potential.

Receivables and payables

Receivables are initially reported at fair value, represented by the present value of the amount to be collected.

They are then valued at amortised cost and reduced for losses in value.

Cash and cash equivalents

These assets are reported at face value.

Derivatives

Those transactions, which, in compliance with ASM S.p.A. policies for managing the risk of fluctuating interest rates and electricity values, are eligible for hedge accounting treatment,

have been classified as derivatives used for hedging. All other derivatives are classified as "derivatives for trading purposes" even though they were created with the intent of managing risk exposure.

In particular, in the case of the cash flow hedge, the portion of profits or losses on the hedging instrument that is considered effective must be recorded directly under shareholders' equity; the ineffective portion of profits and losses must be recorded in the income statement. As a result, there is usually a difference in shareholders' equity between Italian accounting standards and IFRS with respect to the effective portion of such hedging instruments.

With regard to financial instruments that are not used for hedging purposes, IAS 39 requires the differential against the contractual value to be reported in the income statement.

Revenues and costs recognition

Revenues and income, costs and charges are recorded net of returns, rebates and bonuses, and net of taxes linked directly to the sale and/or provision of services.
Contract work in progress is recorded on the basis of accrued contractual payments based on the progress of the work.
Financial income and charges are recorded in the income statement on an accrual basis.
Dividends are reported at the time shareholders are entitled to receive payment, which normally corresponds to the date of the annual shareholders' meeting that votes on the distribution of dividends.

Income taxes for the period

Income taxes for the period are the total of current and deferred taxes.

Current taxes are based on the taxable profit for the period. Taxable income differs from the profit reported in the income statement since it excludes positive and negative components that are taxable or deductible in other periods, and it also excludes items that will never be taxable or deductible. The liability for current taxes is calculated using current rates or rates in effect on the annual or interim reporting dates.

Deferred taxes are those taxes that are expected to be paid or recovered on the temporary differences between the book value of assets and liabilities and the corresponding tax value used in the calculation of taxable income. Deferred tax liabilities are generally recorded for all

temporary taxable differences, while deferred tax assets are reported to the extent it is deemed likely that there will be future taxable income that will allow the use of deductible temporary differences. The book value of deferred tax assets is reviewed on each reporting date and reduced to the extent it is no longer likely that there will be sufficient taxable income to allow for the full or partial recovery of these assets.

Deferred assets and liabilities are not recorded if the temporary differences result from goodwill or the initial recording of other assets and liabilities involving transactions (with the exception of business combination transactions) that have no impact on reported or taxable income. In addition, deferred tax liabilities are recorded for temporary taxable differences related to investments in subsidiaries, affiliates and joint ventures unless ASM S.p.A. is able to monitor the elimination of these temporary differences, and it is likely that that these differences will not be eliminated in the foreseeable future.

Deferred taxes are calculated on the basis of the tax rate that is expected to be in effect at the time the asset is sold or the liability settled. Deferred taxes are directly allocated to the income statement with the exception of those related to items reported directly under shareholders' equity, in which case the related deferred taxes are also allocated to shareholders' equity. During this year, after modifying the rates for direct taxes, the deferred taxes recorded in previous years were adjusted (Law 244/2007 article 1 paragraphs 33, 34, 50, 51).

Deferred tax assets and liabilities are offset when there is a legal right to offset current tax income and expenses, and when they are related to taxes due to the same tax authority, and the company intends to settle current tax assets and liabilities on a net basis.

Tax moratorium

With reference to the infraction procedure notice served on the Italian government in May 1999 by the European Commission in relation to tax relief made available to companies operating as local public utilities that are majority-owned by a public entity, and which adopted S.p.A. (public limited company) status under Law 142/90, on August 2, 1999 the Italian government stated in a letter to the Commission that, in particular, the measures referred to in the notice do not constitute state aid.

Based on memorandum IP/02/817 of June 5, 2002, the Commission decided that it did not accept this reply in full; specifically, the Commission considers that the opportunity to benefit from subsidised loans and exemptions from corporate income tax (tax moratorium) does constitute state aid. ASM S.p.A. may therefore have to pay, in whole or in

part, the corporate income tax that would have applied without the tax relief, backdated to the start of operations (July 1, 1998), and until the end of the moratorium period (December 31, 1999).

Moreover, in 2002 and 2003, the Italian government, the relevant trade association and the companies concerned filed an appeal against the Commission's decision.

In February 2004, the Italian government asked the Court of Justice to suspend the proceeding initiated by the government against the Commission's decision, in order to allow the pending proceeding to take place at the European Court of First Instance, with which the companies receiving the alleged aid filed appeals.

Note that law 62/2005 ("Provisions for the fulfilment of obligations deriving from Italy's membership of the European Community - Community Law 2004") came into force on May 12, 2005. Article 27 of this law, pending the ruling on the appeals lodged with the European Court of Justice, is aimed at regulating the procedure for recovering state aid in relation to the European tax moratorium period. Under this article, in its original form, within 60 days of the law coming into force (i.e. by July 11, 2005), the companies concerned had to submit a tax return for the period in which they benefited from the exemption regime (for ASM S.p.A. this period runs from July 1, 1998 to December 31, 1999), on a self-assessment basis, to the relevant regional tax collection office. The financial authorities would then inform the company if there was any tax to pay, and how much, once the appeals procedure had been completed.

The ASM Group companies concerned (ASM Brescia S.p.A., on its own behalf and on behalf of BAS Bergamo, and ASVT), in compliance with the requirements of the aforementioned regulation, submitted the tax return required by article 27 of the abovementioned Law 62/2005 for each of the periods covered by the tax moratorium.

BAS Bergamo (incorporated on January 1, 2005) and ASVT produced no taxable income in the period covered by the moratorium, and these companies are therefore unlikely to be liable for any tax.

The 2006 budget law (article 1, paragraph 132 of law 266 of December 22, 2005) substantially changed the original content of article 27 mentioned above, incorporating many of the comments of companies in the sector and trade associations, and specifying that the recovery procedure would be governed by an interministerial decree, and that authority for recovery would be granted to the interior ministry.

In February 2007 the government issued a decree (decree law 10 of February 15, 2007, effective from February 16, of this year), stipulating in article 1 that recovery procedures

should be determined according to new methods rather than those set out in article 27 of law 62/2005 (as revised by the 2006 budget law).

Specifically, the new text again transferred the authority for recovery from the interior ministry to the tax office, which, on the basis of communications sent by local authorities and the tax returns ex article 27 of Law 62/2005 of the companies constituted pursuant to Law 142/90, settles the taxes and related interest. Under this regulation, within ninety days of the above-mentioned decree coming into force, the tax office will give proper notice of the order to pay the amounts due. The companies receiving the communication will have 30 days to pay.
Regulations expressly provide that customary sanctions, deferral or administrative suspension of payments will not apply to such payments.
The communication containing the order to pay may be contested before tax commissions. There is also a provision to suspend the orders as a precautionary measure, but only in the event of human error, a significant taxpayer error or an obvious calculation error.
Lastly, the above-mentioned decree law repealed paragraphs 2-6 of article 27 of law 62/2005, which had introduced several elements to protect companies subject to the recovery procedure.

In ASM S.p.A.'s case, pending the outcome of the appeals at the Court of First Instance in Luxembourg, which were presented on its own behalf and on behalf of other sector companies and trade associations, European Commission decision 2003/293/EC of July 5, 2002 was deemed not applicable to ASM S.p.A. because of certain factors specific to its position: in the period under consideration, the services provided by ASM S.p.A. in the territories in which it operates were not yet subject to free competition on an open market.
Furthermore, the tax periods covered by the moratorium (second half of 1998 and the whole of 1999) were subject to a standard calculation (for the purposes of the tax amnesty) pursuant to article 9 of law 289/2002, as properly notified to the European Commission. Any investigation is therefore precluded under the provisions of article 9, paragraph 9 of law 289/2002.

In April 2007 ASM S.p.A. received the notification of the communication-order ex article 1 of Decree Law 10/2007 from the Brescia Tax Collection Office for the periods 1998 and 1999.
ASM S.p.A., supported also by the opinion of its tax consultants and community law experts, pointed out to the Brescia Tax Collection Office that the communication-order received did not correspond to the contents and the amount required as payment in this decree.

At the same time ASM S.p.A. appeared before the Brescia Court, with urgent recourse, to request suspension of the payment.

On May 23, the Tax Collection Office recognized the correctness of the arguments proposed by ASM S.p.A. and annulled the communication-order of payment.
After having examined the contents of the Decree, it is not considered possible that the Tax Collection Office can proceed with the issue of new communications-orders.
However, ASM S.p.A. deems fit to continue with the proceedings started in the Court of First Instance of the European Communities in Brussels.

On the basis of the events that took place during this year, the Directors think that the risk of return of the taxes/state aids should be considered substantially reduced considering the provisions of Decree Law 10/2007 and awaiting the closure of the dispute at community level.
On January 15,2008, the Court of First Instance of the European Communities sent ASM S.p.A. and the other companies involved in the proceedings a question to have confirmation that ASM S.p.A., and the other companies, have effectively enjoyed the benefit. ASM S.p.A. has arranged to supply the required information to the Court.

As a precaution, resolutions were approved at ASM S.p.A. shareholders' meetings in previous years not to distribute a portion of available reserves that accrued during the years covered by the tax moratorium (12,911 thousand euro) to shareholders. While awaiting the conclusion of the proceedings at community level it was deemed fit to maintain the restriction on the abovementioned reserves.

Tax consolidation scheme

ASM Brescia S.p.A. and several ASM Group companies opted to comply with the provisions of articles 117 *et seq.* of Presidential Decree 917/1986 and subsequent amendments (national tax consolidation scheme).

As a result, ASM S.p.A. will submit ASM Group's annual declaration of income (but only for companies included in consolidation) and pay the relevant corporate income tax (IRES).
Thus, the individual subsidiaries will determine the balance of their tax position (taxes payable less advance tax payments) and transfer their taxable profit or tax loss to the parent company which will record a receivable (or payable) in relation to the subsidiaries.

In view of the merger by incorporation of ASM S.p.A. in AEM S.p.A., now A2A S.p.A., an interpellation was submitted to the Tax Collection Office to continue to apply the tax consolidation scheme referring to A2A.

Full tax disclosure

By agreement with its shareholders ASM Brescia S.p.A., AEM Milano S.p.A. and Iride S.p.A., the affiliate Plurigas opted to use the full disclosure scheme provided under article 115 of Presidential Decree 917/1986 for corporate income tax (IRES) relating to the year.

Interpretation document no. 2 of the Italian accounting body (OIC) indicates that to achieve full disclosure, companies must report the results of their current and deferred tax positions in their accounts. Together with the other entities noted above that comply with the disclosure agreement, ASM S.p.A. opted to adopt the interpretation contained in the aforementioned principle starting this year, and released the amount of receivables and payables relating to Plurigas' deferred taxes that were allocated in the accounts for the previous year, resulting in an overall insignificant impact on the income statement.

The adoption of the full tax disclosure scheme will, *inter alia*, exempt shareholders from taxation on profits and reserves distributed in the years when this option is applied.

It is underlined that, after the merger by incorporation of ASM S.p.A. in AEM S.p.A., the total investments in Plurigas held by A2A, as resulting from the total of the ASM S.p.A. and AEM S.p.A. stakes, is equal to 70%. This causes the cessation of the effectiveness of the provisions of full tax disclosure from January 1, 2008 as the condition provided by article 115 paragraph 1 of Presidential Decree 917/86 no longer exists.

Other information

Co-owned power plants (jointly controlled assets – IAS 31)

The company co-owns some power plants with other entities. The total values of assets and liabilities are recorded in the accounts based on the various agreements the company has entered into, in proportion to the company's ownership in the co-owned plant: the company responsible for managing the plant debits and credits other co-owned assets on a proportional basis.

The company has the following relationships:

Plant	Owners	% of plant owned
Cassano d'Adda (MI) thermoelectric plant	ASM Brescia S.p.A.	25
	AEM S.p.A. – Milan	75
Ponti sul Mincio (MN) thermoelectric plant	ASM Brescia S.p.A.	45
	AGSM S.p.A.	45
	Aziende Industriali Municipalizzate di Vicenza	5
	Trentino Servizi S.p.A.	5
Diesel Nord (BS) plant	ASM Brescia S.p.A.	94
	Aziende Industriali Municipalizzate di Vicenza	6
Ponte Caffaro (BS)power plant	ASM Brescia S.p.A.	16.25
	Caffaro S.p.A.	83.75

Consolidated accounts

The company has a controlling stake in a number of companies and has therefore prepared consolidated accounts of ASM Group as required by Legislative Decree 127/91. These accounts provide the relevant supplementary information on the financial position and results of the company and ASM Group as a whole.

Share buy-back

a) First share buy-back programme

ASM S.p.A. shareholders' meeting of April 5, 2006 approved a first share buy-back programme involving a maximum of 15 million shares (1.937% of the share capital). This buy-back was authorized for a period of 18 months and at any rate within the approval date of the financial statements at December 31, 2006 by the Board of Directors and therefore this program was concluded on March 16, 2007.

b) Second share buy-back programme

The ASM S.p.A. shareholders' meeting of April 20, 2007 resolved a new share buy-back programme which provided the purchase of up to 38,716,000 shares (equal to 5% of the capital). Also this purchase was authorized for a period of 18 months and at any rate within the approval date of the financial statements at December 31, 2007 by the Board of Directors.

At December 31, 2007 ASM S.p.A. owned 1,959,816 shares, equivalent to a value of 5,162 thousand euro (0.25% of the capital). Due to the merger by incorporation of ASM S.p.A. in AEM S.p.A. these shares will be annulled and not swapped at January 1, 2008, the date on which the merger comes into force.
The own shares to be annulled will be equal to those provided at the announcement of the project of aggregation (June 4, 2007) and of determination of the share swap ratio.

Distribution of dividends

The shareholders' meeting of April 20, 2007 approved the distribution of profits related to the accounts for 2006. Each of the shares on the market received a unitary dividend of 15.5382 eurocents. The ex-date was May 28, 2007 with payment from May 31.

The shareholders' meeting of October 22, 2007 also resolved to pay an extraordinary dividend of 11 eurocents with ex-date on December 28, 2007. This dividend was distributed by ASM S.p.A., in the merger with AEM.

Conferment of the waste disposal and electricity distribution divisions

With effect from December 31, 2007, ASM S.p.A. conferred to its subsidiary Aprica S.p.A. the entire waste disposal service. The operation was necessary to rationalize and reorganize the

activities carried out by the companies of the ASM Group, also in view of AEM's organizational and corporate structure. The conferred division was submitted to a special expert's report by Professor Antonio Porteri of the University of Brescia, in accordance with the decree of appointment issued by the Presiding Judge of the Brescia Court on November 21, 2007. The expert proceeded with the assertion of the report before the notary Mario Mistretta in Brescia. The value of the division was determined as 85,970 thousand euro.
At the same time, also with effect from December 31, 2007, ASM S.p.A. conferred to its subsidiary Asm Distribuzione Elettricità S.r.l. the division represented by the entire electricity distribution.
The conferred division was submitted to an expert's report by Dr. Paolo Prandi. Also in this case the expert asserted the report before the notary Mario Mistretta in Brescia. The value of the conferred division was determined as 133,844 thousand euro.

Coherently, all the assets and liabilities related to the conferment perimeter of the two divisions were transferred on December 31, 2007. The economic elements of these divisions are included in these financial statements, due to the ownership of the management which has remained assigned to ASM S.p.A. for the entire substantial duration of the year 2007.

ASM S.p.A. has increased the value of the investments in Aprica and Asm Distribuzione Elettricità of the fair value of the divisions, as emerged from the experts' reports, and it is equal to the net book value of the conferred assets.

Option granted to the Bergamo local authority for the purchase of BAS SII

Note that, at the merger of BAS in ASM S.p.A. a draft agreement was stipulated with which ASM S.p.A. granted the Bergamo local authority an option for the re-purchase of 50% of the subsidiaries BAS Power, Bas.Com and Sobergas and of 100% of the subsidiary BAS SII.

For the subsidiaries other than BAS SII, the option expired on December 31, 2006 without being exercised by the municipality.

For BAS SII, the option originally expired on December 31, 2007 but in December the ASM S.p.A. Board of Directors agreed to prolong its duration until June 30, 2008.

The agreement provides that the shares will be priced on the basis of the market value of the investments at the moment when the right of option is exercised. If the parties do not reach an agreement on the value, an Auditor will be chosen who will act as arbitrator between the parties.

Exemptions pursuant to paragraph 4 of article 2423 and article 5 of Legislative Decree 38/2005

No extraordinary situations occurred requiring exemptions to legal provisions relating to company accounts pursuant to paragraph 4 of article 2423, as reported in paragraph 1 of article 5 of Legislative Decree 38/2005.

The figures provided in these notes are expressed in thousand euro, unless otherwise stated.

Notes to the balance sheet items

For ease of comparison, figures indicating the position at December 31, 2006 are also provided.

NON-CURRENT ASSETS

Fixed assets

Details of intangible and tangible assets are set out in the appendix. For each item, the historical cost, the accumulated depreciation/amortisation, changes during the period and closing balances at the end of the period are given.

1.1 Intangible assets

The intangible assets position at December 31, 2007 is shown below.

	12 31 2007			12 31 2006
	Gross value	Accumulated amortisation	Net value	Net value
Intellectual property rights	8,078	(6,059)	2,019	1,929
Concessions, licences, trademarks and similar rights	19,237	(6,703)	12,534	14,512
Work in progress and advances	-	-	-	150
Other	527	(370)	157	228
Total	**27,842**	**(13,132)**	**14,710**	**16,819**

As regards the changes caused by the conferment of the waste disposal and electricity distribution divisions, please refer to the appendix concerning the change in intangible assets.

Intellectual property rights

This item includes software purchasing costs, which are amortised over three years.

Concessions, licences, trademarks and similar rights

The cost of acquiring water supply, water treatment and sewerage concessions from various local authorities in the provinces of Brescia and Bergamo is included under this item. These costs are amortised over the lifetime of the concession.

1.2 Goodwill

	12 31 2007	12 31 2006
Goodwill	55,480	101,182

Goodwill mainly relates to:

- goodwill of 55,470 thousand euro arising from the merger of BAS S.p.A. into ASM S.p.A.. Note that since the share swap ratio was set by the auditing firm appointed by the court of Brescia, in the previous year BAS launched a capital increase of 38,734,500 shares (nominal value of 1 euro). As required by IFRS 3, this capital increase was stated at fair value taking into account the market value of ASM S.p.A. shares on the date the controlling interest was acquired (2.52 euro per share at December 29, 2004). Since the value of book shareholders' equity in the BAS accounts was 46,762 thousand euro for the purposes of the acquisition, the gross goodwill figure was 51,839 thousand euro, which also included the merger costs incurred by ASM S.p.A.. This goodwill was partially adjusted in the previous years to reconcile BAS values with the values drawn from the proper accounting standards used by the ASM group, resulting in net goodwill of 55,470 thousand euro;
- 10 thousand euro for minor acquisitions.

As regards the goodwill for the BAS S.p.A. merger, the possible recovery of the value with the methods required by IAS 36 (impairment) was checked.
In this field, the net present value of the CGU (cash generation units) which form this goodwill was determined.
In particular, from the analysis it resulted that the CGU are formed by shareholdings acquired with the operation (Bas Power, Bas Omniservizi, Bas SII, Bas.Com), by the investment in ASM Reti to which the gas distribution division was transferred and the company Sober Gas, also operative in the gas distribution sector and by the activities merged in ASM S.p.A. (heat management, facility management, street lighting etc.).
This value was in line with the value recognized during acquisition using a WACC of 7%.

The decrease in the previous year of 45,702 thousand euro refers to the electricity division conferment from ASM S.p.A. to Asm Elettricità S.r.l.. This value derived from the goodwill for the acquisition of the electricity distribution division from ENEL related to a significant portion of the electricity grids of the province of Brescia.

1.3 Tangible assets

	12 31 2007			12 31 2006
	Book value	**Accumulated depreciation**	**Net value**	**Net value**
Land	9,488	-	9.488	15,125
Buildings	120,138	(24,757)	95.381	92,483
Plants and machinery	946,433	(353,106)	593,327	832,936
Industrial and commercial equipment	5,257	(3,586)	1,671	2,621
Other tangible assets	27.795	(20,286)	7.509	18,079
Landfill sites	-	-	-	5,876
Construction in progress and advances	17.365	-	17,365	30,065
Total	**1,126,476**	**(401,735)**	**724,741**	**997,185**

As regards the effects of the conferment of the waste disposal and electricity distribution divisions, please refer to the appendix concerning the change of the assets.

"Land" mainly refers to the land and other items relating to the WTE plant, the thermoelectric plants and the district heating/cooling division. It also includes the value of land on which buildings are located.

"Plant and machinery" largely comprises transport lines, distribution grids, meters, conductors, gauges and machinery relating to thermoelectric plants and the WTE plant for power generation and district heating plants.

"Industrial and commercial equipment" chiefly includes operating assets relating to services and assets that supplement the operating and functional capacity of plant and machinery.

The "other tangible assets" line mainly includes furnishings, vehicles and electronic office equipment.

Until last year "Landfills" included the cost of the Montichiari landfill site, adjusted for closure and post-closure costs pursuant to IFRIC 1. The decrease from the previous year was mainly due to the conferment of the waste disposal division to Aprica.

The following divisions invested in new tangible assets during the year:

	Investments	Capital grants	Advances on capital grants	Total
Water treatment	12,807	-	(508)	12,299
Sewerage	6,036	-	-	6,036
Street lighting	1,453	(1,034)	-	419
Waste collection/handling	3,834	(21)	-	3,813
Corporate services	3,563	(94)	(129)	3,340
Power generation	16,472	(33)	(4,523)	11,916
Power generation WTE plant	8,780	-	-	8,780
Power distribution	17,267	(1,642)	-	15,625
Water	9,241	(1,078)	-	8,163
District heating - production	14,188	(514)	-	13,674
District heating - distribution	14,092	(1,134)	-	12,958
Property management	305	(160)	-	145
Total	**108,038**	**(5,710)**	**(5,160)**	**97,168**

At the end of the year, constructions and advances related to:

CONSTRUCTIONS IN PROGRESS	
Power generation	
- repowering of the second group - Cassano thermoelectric plant	566
- 220 Kv connection station, Mincio thermoelectric plant	580
- restructuring and upgrading of plant for churches plant	103
- restructuring and upgrading of Naviglio plant	320
- other payables	91
Total	**1,660**
Integrated water services	
- sewage collection - ex Tamoil - S. Eufemia - BS area	748
- collection and equalizing tank - Cellatica	550
- main sewer/treatment plant - Nuvolento/Nuvolera	529
- new biological line - Verziano treatment plant	450
- building/electromechanical works: Montichiari water treatment plant	233
- main sewer - Valtrompia/Concesio/Verziano	233
- botticino sewer	167
- southern zone of sewer network - Ospitaletto	135
- waste collector - Valtrompia-Concesio-Verziano	135
- sludge line adjustment - Verziano water treatment plant	133
- collection - Roncadelle/Castegnato/Gussago	125
- other payables	845
Total	**4,283**
Local authorities	
- construction of new canteen/office building	86
- restructuring of ex warehouse for general filing use	4
Total	**90**
District heating	
- nord power plant boilers	3,476
- plant under the church at Brescia Hospital	2,809
- repowering of Lamarmora plant	1,332
- three-tower cooling plant, Via Flero, Brescia	507
- Brescia grid	418
- Bergamo grid	413
- grids design	183
- other payables	258
Total	**9,396**
Buildings management	
- cooling plant ex Hospital via Duca degli Abruzzi - Brescia	**305**
Total constructions in progress	**15,734**
ADVANCES	
Local authorities	
Offlaga plant	1,146
Cremona power plant	246
Total	**1,392**
District heating	
Upgrading of Lamarmora power plant	108
Integrated water services	
Polaveno local authority main sewer	131
Total advances	**1,631**
TOTAL CONSTRUCTIONS IN PROGRESS AND ADVANCES	**17,365**

Investments made during 2007 relate to:

Equalizing tank - Verziano water treatment plant	6,707
Pretreatment plant - Verziano water treatment plant	3,345
Electronic meters	2,294
Road street cleaning earth treatment plant	1,845
WTE plant: third Municipal Solid Waste overhead travelling crane and existing plant automation	1,328
Storage tank - Trepola - Ospitaletto water treatment plant	465
Carpeneda - Vobarno collector	374
Emergency generator set for unit 3 - Mincio thermoelectric plant	319
HV section: Mazzano primary cabin	318
Pipes movement for by-pass works	168
Others	515
Total	**17,678**

As regards the waste disposal and electricity distribution divisions conferred to Aprica S.p.A. and ASM Distribuzione Elettricità S.r.l., as provided by IFRS 5, the accounting information on the income statement of these businesses has been given in a special appendix to these notes.

1.4 Investments in Subsidiaries and Affiliated companies

	12 31 2007	12 31 2006
Subsidiaries	618,499	350,407
Affiliated companies	591,037	551,686
Total	**1,209,536**	**902,093**

	% owned	Book value
Subsidiaries:		
Asm Reti S.p.A.	100.00	198,864
Asm Energia e Ambiente S.r.l.	100.00	22,645
AbruzzoEnergia S.p.A.	89.84	98,429
Retragas S.r.l.	87.27	30,105
Bas SII S.p.A.	99.98	17,162
Assoenergia S.p.A. in liquidation	97.76	5,848
Bas Omniservizi S.r.l.	100.00	6,460
Aprica S.p.A.	99.97	91,299
Bas.Com S.p.A.	100.00	3,802
Azienda Servizi Valtrompia S.p.A.	48.48	3,358
Selene S.p.A.	100.00	1,548
Asm Energy S.r.l.	100.00	1,000
CoGas S.p.A.	100.00	120
Ecofert S.r.l.	47.00	874
Retrasm S.r.l.	100.00	100
Aprica Studi S.r.l.	100.00	674
Bas International S.r.l.	100.00	20
Seasm S.r.l.	67.00	469
Asm Calore e Servizi S.r.l.	100.00	10
Asm Distribuzione Elettricità S.r.l.	100.00	133,854
Asm Servizi S.p.A.	51.00	64
Camuna Energia S.r.l.	74.50	1,467
Ostros Energia S.r.l.	80.00	320
Energen S.r.l.	67.00	7
Total		**618,499**
Affiliated companies:		
Endesa Italia S.p.A.	20.00	482,936
Trentino Servizi S.p.A.	14.48	51,000
Ergosud S.p.A.	50.00	50,541
SET S.p.A.	49.00	2,207
Metamer S.r.l.	50.00	885
Sviluppo Turistico Lago d'Iseo S.p.A.	23.88	752
Ergon Energia S.r.l.	50.00	600
Asm Novara S.p.A.	50.00	500
Ge.Si. S.r.l.	47.50	475
Giudicarie Gas S.p.A.	39.55	455
Plurigas S.p.A.	30.00	240
Lombardia Gas Trader S.p.A. (in liquidation)	23.74	29
Visano Società tratt. Reflui S.c.a.r.l.	40.00	10
Centrale Termoelettrica Mincio S.r.l.	45.00	6
C'è Gas S.r.l.	40.74	1
Serio Energia S.r.l.	40.00	400
Total		**591,037**
TOTAL		**1,209,536**

Investments in subsidiaries

Below are highlights of events concerning subsidiaries:

- **Asm Reti S.p.A.:** the value of the investment has increased compared to the previous year by 10,278 thousand euro. This increase is linked to the merger by incorporation of Sinergia and Sobergas, companies also controlled until December 31, 2006 by ASM S.p.A. and both operating in gas distribution;

- **Abruzzo Energia S.p.A.:** the increase of the investment is linked to the capital increase resolved by the subsidiary on May 14, 2007 (nominal value of the present capital 130 million euro, of which 100.6 million euro already paid up by the shareholders). The marginal increase of the investment on the total capital (from 89% in the previous year to 89.84% in the present one) is linked to the payment waiver by other shareholders.

- **Retragas S.r.l.:** the investment in the company has increased in absolute terms by 11,382 thousand euro and in relative terms by 28.01%. This increase is linked to the merger by incorporation of Valgas in ASM S.p.A. carried out in 2007. In fact, the subsidiary Valgas held 36.02% of Retragas. Following this merger, the shareholding held in the company increased to 95.28%. Subsequently, on September 4, 2007 the shareholders' meeting resolved a capital increase with premium to permit the conferment of the Tregas S.r.l. division composed of a feeder for gas distribution in the province of Trento. The value assigned to the division by the asserted expert's report of Dr. Bidin was 5,400 thousand euro, of which 2,898 thousand euro charged to increase the capital and 2,502 thousand euro to premium reserve. Tregas S.r.l. was therefore assigned a portion of 8.4% of the Retragas capital. The conferred plant is a feeder that starts from Pieve di Bono and reaches Tione di Trento for a total length of approximately 17.6 km. Consequently, the percentage held by ASM S.p.A. has dropped to 87.27%;

- **Aprica S.p.A.:** as already indicated, during 2007 the waste disposal division was conferred by ASM S.p.A. to Aprica S.p.A.. With this operation, the value of the investment has risen by roughly 85.9 million euro and the percentage held has risen from 98.97% to 99,97%;

- **Azienda Servizi Valtrompia S.p.A.:** the increase in the value of the equity investment over the previous year (439 thousand euro) was for the paid portion of a capital increase approved by the subsidiary in 2007. As a result of the capital increase, the stake held directly by ASM S.p.A. in this company rose slightly from 47.49% in the previous year to 48.48% in the current period;

- **Asm Distribuzione Elettricità S.r.l.:** the company was constituted in 2007 and, as previously indicated, was conferred by ASM S.p.A. the electricity distribution division previously managed by it;
- **Camuna Energia S.r.l.:** during 2007, ASM acquired from two shareholders a further 60% of Camuna Energia, company which owns an electricity distribution concession in Val Camonica;
- **Ostros Energia S.r.l.:** ASM S.p.A. acquired control of Ostros Energia S.r.l. in 2007. This company produces electricity from wind fields.

Until last year, ASM S.p.A. held directly 80% of Montichiariambiente S.p.A. After the conferment of the waste disposal division in Aprica, also the investment in Montichiariambiente was conferred to Aprica.

Investments in affiliated companies

Endesa Italia

The company owns 20% of Endesa Italia S.p.A., which during 2001 incorporated Elettrogen, the first genco sold off by ENEL.
In the first half of 2005, ASM S.p.A. exercised an option purchased earlier thereby increasing its stake by 5.33% (to the current level of 20%). The price paid on that occasion included a premium of 26,110 thousand euro over the portion of equity held.

In 2007, ASM S.p.A. collected 43,200 thousand euro in dividends approved and distributed by Endesa.

Trentino Servizi

In 2001, ASM S.p.A. acquired 20% of Trentino Servizi S.p.A. for 51,000 thousand euro. ASM S.p.A. portion of shareholders' equity for the Trentino Servizi group at the acquisition date was 37,149 thousand euro. The difference of 13,851 thousand euro represents the premium paid to take into account the strategic initiatives that the company intends to develop.
The launch of these initiatives, which occurred later than originally planned, had a first acceleration in 1994 following the agreement reached between ENEL and the Autonomous Province of Trento regarding the acquisition of the entire electricity grid for the province of Trento on behalf of SET S.r.l., a subsidiary of Trentino Servizi.

The premium is expected to be fully recoverable, as the company's potential and strategic initiatives continue to exist.
Following the transactions surrounding the merger of ASM Rovereto and SIT Trento into Trentino Servizi (which already held a controlling stake in those companies), ASM S.p.A. stake in Trentino Servizi fell from 20% to 14.79%. In 2004, a reserved capital increase without pre-emption rights was carried out for the purpose of facilitating the entry of a new shareholder. The capital increase was accomplished via the transfer of a business complex including power plants in the town of Ala. Following this transaction, ASM S.p.A.'s stake fell further to 14.48%.
Since ASM S.p.A. influence continues to be significant, it was deemed appropriate to keep this company among its affiliated companies in light of the business agreements and relationships between shareholders.

In 2007, ASM S.p.A. collected 976 thousand euro in dividends approved and distributed by Trentino Servizi.

Other investments in affiliates

During the current year, Ergosud completed a capital increase which involved, among other things, the charge to capital of a loan made by the shareholders in previous years.
Until last year ASM S.p.A. had recorded this loan among "other non-current assets" for 36,216 thousand euro waiting for Egosud to formally close this increase. Consequently, the above amount was added to the investment.

In June 2007 49% of SET - Società Elettrica Toscolano Maderno S.p.A. was acquired. This company owns power production plants in the province of Brescia.

During the year the sale of the 30% held in Enerfin S.r.l. was completed.

1.5 Other investments

	12 31 2007	12 31 2006
Other investments	20,211	19,973

	% owned	Book value
Infracom S.p.A.	1.60	7,068
Immobiliare Fiera di Brescia S.p.A.	9.44	5.447
Brixia Expo S.p.A.	9.44	85
Autostrade Lombarde S.p.A.	2.50	2,484
Autostrade Centro Padane S.p.A.	1.63	1,386
Emit S.p.A.	10.00	1,247
Brescia Mobilità S.p.A.	0.33	598
HERA S.p.A.	0.01	393
Secoval S.r.l.	6.05	524
Bergamo Energia S.p.A.	5.00	248
AQM S.r.l.	8.18	246
Isfor 2000 S.p.A.	4.94	153
Cons. Innov. Tecnologiche S.r.l.	10.89	100
Livo S.r.l.	10.00	59
Liro S.r.l.	10.00	32
Societè Stradivaria S.p.A.	1.00	50
Fusio S.r.l.	19.00	30
Gardone 2002 S.p.A.	4.70	24
Banca PMI	0.0001	10
Consorzio Leap	10.53	10
Acb Servizi S.r.l.	5.00	5
Cramer S.c.r.l.	6.67	5
GAL Garda Valsabbia S.c.a.r.l.	2.50	1
Consorzio Intellimech	10.00	5
Tre Valli S.p.A. in liquidation	7.54	1
Total		**20,211**

As regards the attribution of a fair value to equity investments other than those in subsidiaries and affiliates, please note that HERA is listed on the Italian stock market. At December 31, 2007, the value of the stake according to closing prices was 393 thousand euro, compared to a purchase price of 195 thousand euro.

During the current year, Immobiliare Fiera di Brescia made a proportional de-merger creating the company Brixia Expo.

ASM S.p.A. therefore holds 9.44% of this company.

Immobiliare Fiera di Brescia now carries out only the real estate activity of construction and realization of the trade fair district of Brescia, while Brixia Expo carries out the activity of organization and management of the trade fairs.

ASM S.p.A. also holds 6.05% of Secoval, company which carries out the management of some public services in Valsabbia (Brescia), among them tax collection and cartography.

As regards Infracom S.p.A.. note that, on the basis of the comparison with capital shares acquisitions which took place in 2005 (following the acquisition of 1.6% by ASM S.p.A.), it is possible that the recorded value of this investment is reasonably confirmed.

Note also that the company Autostrade Lombarde has as purpose the construction of the new motorway backbone between Brescia and Milan (BreBeMi). For this company, the valuations that led to the investment while awaiting that the realization of its mission confirms its purchase value are confirmed.

To rationalize the stakes held by ASM S.p.A., during the first half of 2007 the minority shareholding in Fravt (180 thousand euro) was sold and the shareholding percentage in AQM, reduced (from 11.47% to 8.18%).

For the remaining companies, whose value in terms of portion of equity held or value recorded in the accounts is not significant, an active market cannot be identified and there is no information available that can be used to determine the fair value of the investments in a reliable manner. The valuation of these equity investments thus remained unchanged, at cost.

1.6 Other financial assets

	12 31 2007	12 31 2006
Related to subsidiaries		
Loan to Abruzzo Energia	-	921
Receivables from ASM Reti for extraordinary operations	-	27,197
Financial receivables from Asm Reti	27,197	-
Interest-bearing loan to Seasm	2,574	2,723
Related to affiliated companies		
Subscription of Sviluppo Turistico Lago d'Iseo bonds		260
Total	**29,771**	**31,101**

During the year, the loan granted by the shareholders to AbruzzoEnergia was settled.

Receivables from ASM Reti amounting to 27,197 thousand euro refer to the loan granted, with specific resolution, by ASM S.p.A. to the subsidiary ASM Reti at conclusion of the following items:

- Receivable for the purchase of equity investments from ASM S.p.A.: 47,675 thousand euro;
- Payable for settlement from transfer: 20,478 thousand euro.

The receivable for the purchase of equity investments, already reported at December 31, 2005, refers to an item opened in previous years as the remaining unpaid balance for the sale of several companies originally owned by ASM S.p.A. to Asm Reti in the last quarter of 2003. Specifically, the receivable concerns the equity investment in Tidone Gas (25,299 thousand euro), Gastecnica Reggiana (8,083 thousand euro), Alfa Metano (7,096 thousand euro) and Gas Orobica (7,197 thousand euro). These companies were then merged into CIGE, now Asm Reti.
The payable for the settlement from a transfer refers to the amount owed by ASM S.p.A. following the change in the net balance of the division transferred between the evaluation reference date (December 31, 2005) and the date it was actually transferred to Asm Reti (October 1, 2006). Given the decrease in the net appraised value resulting from ordinary operations, ASM S.p.A. must pay 20,478 thousand euro to the subsidiary Asm Reti.

Receivables from Seasm refer to a loan of 3,000 thousand euro granted on February 11, 2004. The loan term is 15 years. The loan accrues interest at the 9-year IRS rate plus 1.2%. Repayments are made every six months.

During the year the affiliate Società Sviluppo Turistico Lago d'Iseo settled, reimbursing it, the bond loan.

1.7 Assets for derivative valuations

At December 31, 2007, this item related solely to a hedging collar on the interest rates stipulated by ASM S.p.A. on its floating-rate loans.

Further information required by law and the main international accounting standards on the financial derivatives held by ASM S.p.A. are appended to this report.

1.8 Deferred tax assets

At December 31, 2007, the deferred tax position was as follows:

	12 31 2007	12 31 2006
Deferred tax on provisions and reserves	7,548	13,622
Deferred tax on capital grants received from public sector bodies	1,239	1,242
Deferred tax on capital grants received from private sector organisations	2,390	3,028
Deferred tax on employee benefits	3,205	-
Deferred tax on derivatives	2,501	4,303
Deferred tax on capital grants in respect of the "tax clean-up"	462	641
Deferred tax on plant write-downs	356	2,996
Deferred tax assets on excess loan write-downs	393	405
Deferred tax on amortized bond cost	412	-
Deferred tax on small items	2,729	32
Deferred tax on meters write-down	-	1,676
Deferred tax on investments write-down	-	218
Total	**21,235**	**28,163**

Note that during the year, following the change in the taxation rates provided by the budget law for 2008 the amount of the deferred taxes was re-determined adjusting it to the new theoretical tax rate.

Details of deferred tax assets recorded as of December 31, 2007 are set out below.

- Deferred tax on provisions and reserves. This relates to deferred tax assets recorded in respect of taxed reserves. Specifically, the reserves relate to stock obsolescence (please see the section on inventories for more details), the legal dispute with the local finance office (UTF), the INPS (Italian National Social Security) litigation, the reserve for the dispute concerning AEEG resolution 248/04 (see the section on reserves for more details) and other liability reserves. Note that the deferred tax assets relating to the provisions made for the INPS litigation and other provisions made in respect of labour expenses, are recorded solely for corporate income tax (IRES) purposes. The main decrease of the year is linked to the reduction of the funds for energy adjustments and to the dispute concerning resolution 248/04. Due to this change, the deferred tax allocated to these funds was reduced by 2,355 thousand euro.

Changes - *Thousands of euro*	
Value at December 31, 2006	**13,622**
Increases	3,961
Decreases	(10,035)
Value at December 31, 2007	**7,548**

- Deferred tax on capital grants received from public sector bodies. The company receives capital grants from public sector bodies in relation to assets for which accelerated depreciation will be used for income reporting purposes. In accordance with tax regulations, these amounts are higher than those recorded in the income statement, which merely states the economic and technical depreciation rate of the grants to which those assets are referred.

Changes - *Thousands of euro*	
Value at December 31, 2006	**1,242**
Increases	364
Decreases	(367)
Value at December 31, 2007	**1,239**

- Deferred tax on capital grants received from private sector organisations. The company also receives capital grants based on contracts with private sector organisations. These grants (which from a statutory point of view should be recorded in the income statement in accordance with the economic and technical depreciation rate of the assets to which they refer), are considered as wholly taxable income (article 85, paragraph 1, point g of Presidential Decree 917/86).

Changes - *Thousands of euro*	
Value at December 31, 2006	**3,028**
Increases	490
Decreases	(1,128)
Value at December 31, 2007	**2,390**

- Deferred tax on employee benefits. From this year, applying the calculation methods provided by IAS 19, the effects of the employee benefits were tangible and were therefore not shown in the financial statements. Consequently, the prepaid tax on the relative liabilities was allocated.

Changes - *Thousands of euro*	
Value at December 31, 2006	**-**
Increases	3,205
Decreases	-
Value at December 31, 2007	**3,205**

- Deferred tax on derivatives. This item reflects the value of the derivatives entered in the liabilities or shareholders' equity in accordance with the accounting rules provided by IAS 39. In particular, these liabilities are considered non-deductible and are reported at taxes.

Changes - *Thousands of euro*	
Value at December 31, 2006	**4,303**
Increases	337
Decreases	(2,139)
Value at December 31, 2007	**2,501**

- Deferred tax on capital grants in respect of the "tax clean-up". Following the tax clean-up in respect of the surplus portion of capital grants posted to the income statement in past financial years for the purpose of obtaining benefits that would not otherwise have been available, the related tax benefits are included in the deferred tax figure.

Changes - *Thousands of euro*	
Value at December 31, 2006	**641**
Increases	71
Decreases	(250)
Value at December 31, 2007	**462**

- Deferred tax on plant write-downs. This relates to write-downs on assets relating to the Mincio plant and to the Cassano plant. For plants that had been taken out of production but not yet physically scrapped at year end, an impairment expense (non-deductible) was recorded in past financial years. Once the assets have been scrapped, these expenses will then be deducted. During the year a significant part of the assets on which this deferred tax was calculated were physically eliminated.

Changes - *Thousands of euro*	
Value at December 31, 2006	**2,996**
Increases	-
Decreases	(2,640)
Value at December 31, 2007	**356**

- Deferred tax assets on write-downs of receivables exceeding the tax limit. This item relates to the non-deductible portion of write-downs of receivables from previous financial years, determined in line with statutory requirements.

Changes - *Thousands of euro*	
Value at December 31, 2006	**405**
Increases	66
Decreases	(78)
Value at December 31, 2007	**393**

- Deferred tax on the amortized cost of the bond. The company has issued bond loans which are calculated with the amortized cost method. On the portion of financial interests temporarily non-deductible, the company allocates deferred tax. Until last year, this tax was offset by some deferred tax liabilities. It was deemed correct to show them separately in the present year.

Changes - *Thousands of euro*	
Value at December 31, 2006	**-**
Increases	470
Decreases	(58)
Value at December 31, 2007	**412**

- Deferred tax on small items. This item refers to deferred tax on temporarily non-deductible service costs. In particular, ASM S.p.A. has sustained costs linked to the assistance given by financial advisers, legal consultants and experts, connected with the merger in AEM S.p.A. From a fiscal point of view they are capitalized costs which may be amortized in 5 financial years; consequently, the relative deferred tax has been allocated.

Changes - *Thousands of euro*	
Value at December 31, 2006	**32**
Increases	2,697
Decreases	-
Value at December 31, 2007	**2,697**

- Deferred tax on write-downs relating to meters. This related to write-downs made in relation to electricity meters that were completely replaced by new electronic meters during the financial year On the traditional meters still in operation at the end of the past year, an impairment test was carried out to estimate their recoverable value. On the amount written down in the income statement in the past year (4,500 thousand euro) the

relative deferred tax was allocated. During 2007, the entire range of the traditional meters charged to assets was sold or scrapped.

Changes - *Thousands of euro*	
Value at December 31, 2006	**1,676**
Increases	-
Decreases	(1,676)
Value at December 31, 2007	**-**

- Deferred tax on write-downs of equity investments. This item referred to the write-down of equity investments made in previous years, which could be offset against tax in equal amounts over five years pursuant to article 1, paragraph 1, point b) of Legislative Decree 209/2002 (which later became Law 265/2002). It is an item that no longer exists due to the fiscal innovations that have taken place and was calculated considering only the IRES.

Changes - *Thousands of euro*	
Value at December 31, 2006	**218**
Increases	-
Decreases	(218)
Value at December 31, 2007	**-**

As indicated in the section on accounting policies, deferred tax is calculated using the theoretical tax rate (27.5% for IRES and 3.90% for IRAP, where due).

1.9 Other assets

At December 31, 2007, other assets broke down as follows:

	12 31 2007	12 31 2006
Costs incurred in converting users to gas and district heating	6,825	5,880
Management expenses for buildings owned by third parties	3,647	1,242
Other payables	1,207	1,500
Receivables from affiliated companies:		
- loan to the company Ostros	500	-
- loan to the company Ergosud	-	36,216
Total	**12,179**	**44,838**

The costs incurred in converting district heating and gas installations include the residual value of the cost of converting traditional heating systems for connection to the district heating network, and the cost of converting plants for methane gas operation. These costs are allocated to the income statement over a period of five years.

Management expenses for buildings owned by third parties refer to the expenses incurred to upgrade third-party installations as required by heat service agreements signed by ASM S.p.A.. These expenses are allocated to the income statement over the term of the agreements in proportion to the related revenues.

The decrease of the item "receivables and advances from Ergosud" that took place during this year is commented in the notes on investments in affiliates.

"Other" includes receivables for security deposits for 953 thousandeuro (1,147 thousand euro at December 31, 2006) and amounts due from employees for loans, with respect to the portion due after December 31, 2007 for 232 thousand euro (331 thousand euro at December 31, 2006) and for expense reserves for 22 thousand euro (22 thousand euro at December 31, 2006).

1.10 Non-current assets held for sale

In 2005, ASM S.p.A. launched a large-scale project to replace traditional electrical meters with new electronic meters. This decision was based on the need for technologically-advanced instruments to improve consumption measurement and provide greater synergies with the rest of the electricity chain. In resolution 292/06, the AEEG determined that by 2011 all companies in the electricity sector must install electronic meters in place of traditional meters. ASM S.p.A. is the only Italian company, along with Acea and Enel Distribuzione, that has already substantially completed this process.

ASM S.p.A. decided to start a search, in the past financial years, for potential buyers of the traditional meters being replaced. Therefore, in 2006, around 116,800 meters were warehoused pending sale. During the current financial year the prevalent part of the stored meters was sold: at the end of 2007 there were only 20,300 traditional meters warehoused.
In compliance with international accounting standards (IFRS 5), ASM S.p.A. classified these meters to be sold in this section of the balance sheet, and valued them at the lower of their net book value and fair value, less expected sales costs. In particular, the fair value of the meters was determined using prices taken from list prices in the used meter market.

The value of 102 thousand euro present at December 31, 2007 reflects the residual value of the meters for which the abovementioned sales programme was started.

CURRENT ASSETS

1.11 Inventories

Inventories break down as follows:

	12 31 2007			12 31 2006
	Gross value	Write-downs	Net value	Net value
Raw materials and consumables	21,308	(4,988)	16,320	19,554
Total	**21,308**	**(4,988)**	**16,320**	**19,554**

Inventories largely consist of materials and equipment predominantly used in maintenance and operation of plants in operation, materials needed to extend distribution grids and fuels. This item reflects the ordinary requirements of such stocks. The inventory valuation has been adjusted to take into account materials with slow turnover through the provision of an obsolescence reserve.

Until the past financial year, the item included also reclassified work in progress on order, from the current year among the receivables.

1.12 Customer receivables

This item relates to trade receivables, and is shown after write-down provisions as follows:

	12 31 2007	12 31 2006
Customers	91,313	102,813
Unmetered customers	5,716	2,998
Works in progress	6,336	4,535
Write-down reserve (receivables)	(4,336)	(5,576)
Total	**99,029**	**104,770**

All receivables from customers fall due in the next financial year.
The receivables listed for unmetered usage customers consist of the portion of bills and invoices relating to the year but issued after December 31 in respect of waste water treatment and sewerage.

As already commented, the decrease of the value of the receivables compared to the past year is linked to the conferment of the waste disposal and electricity distribution divisions.

Write-down reserve (receivables)

Changes in the write-down reserve are shown below.

Value at December 31, 2006	**5,576**
Decrease for divisions sale	(984)
Decreases	(256)
Value at December 31, 2007	**4,336**

1.13 Trade receivables from related parties

Receivables from related parties break down as follows:

	12 31 2007	12 31 2006
Receivables from subsidiaries	323,260	218,448
Receivables from affiliated companies	30,968	8,624
Receivables from parent companies	9,569	6,963
Receivables from other related parties	2,529	2,507
Total	**366,326**	**236,542**

Receivables from subsidiaries

This item is related to companies over which ASM S.p.A. exercises control as defined in IAS/IFRS and article 2359 of the Italian Civil Code. These companies are indicated in the comments on investments in subsidiaries and affiliated companies.

These receivables break down as follows:

	12 31 2007	12 31 2006
Services and supplies	259,660	172,810
VAT	31,846	34,336
Due from Asm Reti for Valgas gas division sale	18,388	-
Due from Aprica S.p.A. for Valgas waste handling division sale	4,315	-
Due from Asmea for receivables from CCSE and GSE	4,234	5,422
Tax consolidation scheme (IRES):		
- due from Aprica	743	-
- due from Asm Reti	3,540	-
- due from BAS Power	458	1,138
- due from Selene	59	-
- due from Aprica Studi	15	92
- due from Seasm	2	7
- due from Asm Energy	-	1,669
- due from Asmea	-	1,647
- due from other Companies	-	1,327
Total	**323,260**	**218,448**

Receivables for goods and services are mainly related to services provided by ASM S.p.A. as a part of service contracts with other ASM Group companies.

The receivables for VAT and the tax consolidation scheme were for ASM S.p.A. positions in relation to subsidiaries in order to comply with the Group's VAT position and the provisions of the national consolidated tax scheme (see the comments at the beginning of these explanatory notes to accounts). Specifically, receivables in respect of the IRES tax consolidation scheme refer to the positions transferred by companies participating in the scheme as set out in article 117 *et seq.* of Presidential Decree 917/86, whose tax position shows a negative net balance (taking into account both the tax due and payments made on account).

During 2007, Valgas had sold its gas distribution division to ASM Reti for 18,388 thousand euro. Subsequently, Valgas was merged by incorporation in ASM S.p.A. and therefore now ASM S.p.A. has become creditor of ASM Reti due to the sale of this division. The value had been determined on the basis of the evidence coming from the assessment report of Valgas carried out during the merger process.

Valgas had also sold its waste disposal division to Aprica. Following this merger, now ASM S.p.A. is creditor towards Aprica for 4,315 thousand euro for the sale.

No write-downs were made in respect of receivables from subsidiaries as they are expected to be recovered.

Receivables from affiliated companies

This item is related to companies over which ASM S.p.A. exercises significant influence as defined in IAS/IFRS and article 2359 of the Italian Civil Code. These companies are shown in the comments on investments in subsidiaries and affiliated companies.

In particular, the item includes 8,458 thousand euro from Endesa and 19,327 thousand euro for invoices to be issued to Plurigas.

Receivables from parent companies

This item relates to receivables from the Brescia local authority for goods and services, namely, urban regeneration programmes carried out under a memorandum of understanding signed by the parties. Please see the report on operations for further details.

	12 31 2007	12 31 2006
Receivables for the payment of street lighting services - second half	2,567	2,386
Receivables for supplies	1,563	2,266
Receivables for complementary waste handling services - second half	-	139
Receivables for accrued building management services	1,613	548
Receivables for other goods and services	3,826	1,624
Total	**9,569**	**6,963**

Receivables from other related parties

The other related parties identified are those which, based on IAS 24 and the significance of the transactions carried out with ASM S.p.A., can be considered "related parties."

The main receivable reported under this item relates to the Bergamo local authority.

1.14 Financial receivables from related parties

Financial receivables from related parties break down as follows:

	12 31 2007	12 31 2006
Receivables from subsidiaries	224,409	29,210
Receivables from affiliated companies	460	1,504
Total	**224,869**	**30,714**

Financial receivables from subsidiaries

	12 31 2007	12 31 2006
From Selene (positive cash balance)	5,168	9,887
From Tidonenergie (positive cash balance)	3,954	-
From ASM Energy (positive cash balance)	29,299	6,866
From other minor companies	132	178
From Valgas (positive cash balance)	-	12,279
From ASM Distribuzione Elettricità	185,856	-
Total	**224,409**	**29,210**

The company has a cash pooling agreement with several ASM Group companies that transfer negative (or positive) balances in their cash and cash equivalents to the parent company. These balances accrue interest income (or expense) payable to (or due from) ASM S.p.A. on the basis of rates set out in agreements.

Receivables from Asm Distribuzione Elettricità refer to the cash transferred to the subsidiary after the conferment of the electricity distribution division and paid on January 1, 2008 in the Group's treasury.

Financial receivables from affiliated companies

This item refers entirely to the positive cash balance in relation to Ge.Si. (460 thousand euro).

1.15 Receivables for current taxes

This item breaks down as follows:

	12 31 2007	12 31 2006
Receivables from public authorities:		
- VAT receivables	98	1,381
- Receivables in respect of advance staff severance fund payments	-	207
- Receivables in respect of withholding tax (Law 412)	898	877
- Tax/withholding tax/corporate income tax (IRES) credits	153	184
- Other receivables	492	540
Receivables from regional authorities for grants/excise duty/advance regional tax (IRAP)	-	125
Total	**1,641**	**3,314**

1.16 Other receivables

At December 31, 2007, these receivables comprised:

	12 31 2007	12 31 2006
Receivables from co-owners of Mincio and Cassano power plants	34.906	35,654
Advances to employees	252	333
Receivables from electricity equalisation fund (CCSE):		
- for green certificates (Montichiari biogas plant)	703	703
- for energy efficiency certificates	2,156	2,882
- for credit relating to the continuity of supply grant	-	1,400
- for equalisation of charges for power distribution	-	478
Receivables in respect of fuel excise duty	229	116
Advances and payments on account to suppliers	663	1,972
Insurance premiums and property tax/other	2,488	1,679
Other minor items	1,163	1,584
Total	**42,560**	**46,801**

The receivable from CCSE for energy efficiency certificates reflect the value of these certificates in relation to energy-saving projects for which the AEEG successfully concluded testing and recognised the right to register for these certificates. These certificates are recorded at the prices set by the AEEG and paid to the company at the time of the periodic annulment procedures for certificates corresponding to the annual objectives set for distributors by the AEEG.

Receivables from co-owners were largely due to goods and services charged to other joint owners.
With regard to the Mincio plant (co-owners: ASM Brescia S.p.A., AGSM Verona S.p.A., AIM Vicenza and Trentino Servizi), ASM S.p.A. covers the running costs (mostly fuel) and charges its co-owners the appropriate amount according to their share in the plant. This item also includes receivables from these parties in respect of the dispute regarding water usage fees, described under the section "other payables".

Receivables from co-owners of the Mincio and Cassano plants break down as follows:

	12 31 2007	12 31 2006
A.G.S.M. Verona	18.894	18,294
Trentino Servizi S.p.A.	1.989	2,878
A.I.M. Vicenza	4,905	2,902
A.E.M. Milano	9,118	11,580
Total	**34,906**	**35,654**

1.17 Current financial assets

This item is made up of government bonds (BTP) as guarantee of contractual commitments with the Alzano local authority.

1.18 Cash and cash equivalents

This item breaks down as follows:

	12 31 2007	12 31 2006
Interest on bank and post office deposits	103,203	197,292
Cash and other negotiable instruments	170	143
Total	**103,373**	**197,435**

Temporary cash and cash equivalent balances are held in time deposits paying interest that is higher than normal market rates to pay the company's liquidity.

The reduction of the cash and cash equivalents compared to the previous year is linked to the progress of the investments connected with the construction of the new thermoelectric plants.

SHAREHOLDERS' EQUITY

2.1 Share capital

The fully paid-up share capital totalled 774,305 thousand euro. It consists of 774,305,358 ordinary shares, each with a nominal value of 1 euro. ASM S.p.A. has not issued any preference or saving shares.

At year-end, no subsidiary held or had held any shares in ASM S.p.A..

2.2 Capital reserve

This item included a share premium reserve of 146,965 thousand euro, which was also reported in the previous year.

This item includes 58,876 thousand euro for the fair value designation of the capital increase carried out in 2005 to allow for the merger of BAS S.p.A. into ASM S.p.A.. This reserve was created to reflect the booking at market value of the ASM S.p.A. shares issued following the merger with BAS. IFRS 3 requires the shares issued to be stated at the market value on the acquisition date (since ASM S.p.A. is a listed company) rather than at nominal value. In this case, 38,734,500 shares with a nominal value of 1 euro were issued, with market value of 2.52 euro per share on the date the controlling interest was acquired.

The item also includes 7,844 thousand euro related to the merger by incorporation of Valgas in ASM S.p.A..
IFRS 3 requires the valuation of the acquired assets and liabilities considering their fair value at the merger date. The identification of the fair value of the acquired group of assets took place considering also the values assigned to them in the consolidation process, since Valgas was controlled by ASM S.p.A. and until the previous year was included in the basis of consolidation.

2.3 Other reserves

This item includes:

	12 31 2007	12 31 2006
Legal reserve	34,863	27,995
Designated reserve	12,911	12,911
Reserve for own shares held	(5,162)	(326)
Extraordinary distributable reserve	61,471	135,868
Sinking fund	131	131
Transfer-related reserve	28,456	28,456
Total	**132,670**	**205,035**

The legal reserve was formed in accordance with article 2430 of the Italian Civil Code.
The designated reserve contains 12,911 thousand euro and was earmarked by the shareholders' meeting to cover the possible tax bill that may arise in the event of an adverse ruling emerging from the EU infraction procedure relating to the tax moratorium from which ASM S.p.A. benefited.

As indicated in the first part of these notes, on May 17, 1999, the European Commission served an infraction procedure notice on the Italian government in relation to tax relief made available to companies operating as local public utilities which adopted S.p.A. (public limited company) status under law 142/90.

The Italian authorities, to which the procedure was directed, presented their own observations to the Commission, in co-operation with the beneficiaries of the alleged aid, stating, in particular, that the measures referred to in the notice did not constitute state aid.
At the end of the procedure, the Commission may decide that the tax relief regulations as a whole are unlawful or that they are incompatible with the European regulations on tax relief in respect of individual public services provided by companies.

In this case, the Commission could force the Italian government to recover the tax plus interest, although appeals may still be made to the competent authorities. The company may therefore have to pay, in whole or in part, the corporate income tax that would have applied without the tax relief, backdated to the start of operations (July 1, 1998), until the end of the moratorium period (December 31, 1999). As a precautionary measure, the shareholders' meeting resolved that this reserve should not be distributable.

The reserve for own shares held represents the value of the remaining shares acquired as part of the share buy-back programme described above.

The specific distributable reserve is made up of profits not distributed in previous years. The change compared to the previous year is essentially connected with the distribution of the extraordinary dividend decided by the shareholders' meeting of October 22, 2007 with ex-date on December 28, 2007 for 84,958 thousand euro.

The sinking fund is a reclassification of the share premium reserve, created for the bonus issue to increase the company's capital.

This item also includes 28,456 thousand euro for a transfer-related reserve. This reserve was created in 2006 to reflect the difference between the book value for the gas distribution division transferred to Asm Reti (105.3 million euro) and the value resulting from the appraisal (133.8 million euro). In accordance with IFRS 3, this amount was allocated directly to a shareholders' equity reserve.

2.4 Derivative valuation reserve

This reserve includes the valuation of the cross currency swap entered into in 2006 by the company in relation to the euro-yen exchange rate following the issuance of the thirty-year bond denominated in yen and maturing on August 10, 2036. The mark to market valuation of this contract at December 31, 2007 was a negative 8,540 thousand euro, which, adjusted for the tax impact, totalled 6,192 thousand euro.
The item also contains the value of two collars on interest rates which at December 31, had a negative mark to market for 553 thousand euro which, net of tax, amounts to 401 thousand euro. Applying IAS 39, these derivatives are classified as "cash flow hedge": consequently, as the conditions that permit their valuation as hedging instrument are met, the valuation of this instrument has been directly reported in shareholders' equity, without transiting from the income statement.

2.5 Reserve for first-time adoption of IAS (IFRS1)

	12 31 2007	12 31 2006
Listing expenses	(13,578)	(13,578)
Other effects from the first-time adoption of IAS	14,111	14,131
Total	**533**	**553**

This reserve relates to the effects on ASM S.p.A. of the first-time adoption of international accounting standards. The change from December 31, 2006 equal to 20 thousand euro is due to the merger of Valgas in ASM S.p.A., as already commented.

The information required by article 2427, paragraph 1, point 7-*bis* of the Italian Civil Code is summarised in the table below.

Description	Amount	Type	Use	Restrictions on distribution
Share premium reserve	146,965	Capital reserve	A. B. C. D	Restrictions pursuant to article 2431 of the Italian Civil Code
Reserve for fair value designation of capital increase for BAS	58,876	Capital reserve	A	Restrictions pursuant to article 6 of Legislative Decree 38/2005
Reserve for Valgas merger	7,844	Capital reserve	A	Restrictions pursuant to article 6 of Legislative Decree 38/2005
Transfer-related reserve	28,456	Retained earnings	A. B. D	No restrictions
Legal reserve	34,863	Retained earnings	A	Restrictions pursuant to article 2430 of the Italian Civil Code
Designated reserve	12,911	Retained earnings	A. B	Restrictions voted by shareholders' meeting
Reserve for own shares	(5,162)	Negative reserve	-	-
Extraordinary reserve	61,471	Retained earnings	A. B. D	No restrictions
Sinking fund	131	Retained earnings	A. B. D	No restrictions
Derivative valuation reserve	(6,593)	Negative reserve	-	-
IFRS 1 reserve	533	Retained earnings	A. B	Restrictions pursuant to article 7 of Legislative Decree 38/2005

A = hedging against losses.
B = share capital increase via bonus issue.
C = increase in legal reserve.
D = distributable to shareholders (subject to restrictions on distribution).

NON-CURRENT LIABILITIES

2.6 Employee benefits

The breakdown of employee benefits is the following:

	12 31 2007	12 31 2006
Staff severance pay and retirement funds	14,800	34,167
Other benefits	11,657	-
Total	**26,457**	**34,167**

The breakdown of the change in the severance pay fund follows.

Value at December 31, 2006	**34,167**
Service cost	302
Interest cost	914
Curtailment (Law 296/06)	(3,614)
Benefits supplied to employees	(4,645)
Decrease due to divisions conferment to Asm Elettricità S.r.l./Aprica S.p.A.	(12,039)
Other minor changes	(285)
Balance at December 31, 2007	**14,800**

Staff severance pay and retirement funds

The valuation of staff severance fund was carried out by an independent expert using the "projected unit credit method". The valuation was based on the following:

- Discount rate: 4.70%;
- Inflation rate: 2%;
- Annual growth rate of staff severance fund: 3%;
- Mortality: ISTAT figures for 2000;
- Incapacity: INPS statistics broken down by age and sex;
- Retirement age: as set out in the Compulsory General Insurance requisites;
- Advances frequency: 4%;
- Staff turnover: 2%.

Note that the actuarial gains amounted to approximately 385 thousand euro, accounted directly in the income statement.

Due to Law 296/06 which modified the system of the severance pay suppliable to employees, the portions of the severance pay matured from January 1, 2007 now form a Defined contribution plan both in the case of destination to the treasury fund in INPS, and in the case of option for complementary social security.

The fund matured until December 31, 2006 remains a "defined benefit plan" with the consequent need to make actuarial calculations which however must exclude the component related to future salary increases. The differences resulting from the calculation compared to that used until December 31, 2006 must be posted to the income statement as provided by paragraph 109 of IAS 19.

The effect of this new application of Law 296/06 has determined an increase in the income statement for 3,614 thousand euro.

In view of the non-repeatability of this positive income component, it was shown in the financial statements as non-recurrent component.

Other benefits

These benefits consist of:

Tariff discounts	8,773
Additional monthly salaries when 40 years' service are reached	1,824
Additional monthly salaries when 30 years' service are reached	1,060
Total	**11,657**

The described benefits refer to:

- the tariff discounts on electricity and/or gas and/or district heating which the contract of the workers of the electric sector had introduced and which the retired employees hired in the years in which the contract provided this benefit can enjoy;
- the possibility of receiving 4 additional monthly salaries (calculated on the basis of the values of the monthly salaries of 2001) for the employees hired before 2001 when they have 40 years' service or a different age between men and women;
- the concession of an additional monthly salary when they have reached 30 years' service in ASM S.p.A.. This benefit derives from a company decision.

During the year, the value recognized to these benefits became significant due to the application of new calculation methods as valuated by an independent actuary. In accordance with IAS 19, the economic component of this amount was charged to the income statement as non-recurrent component.

2.7 Deferred tax liabilities

The components of this reserve and a breakdown of changes are shown below.

Deferred tax liabilities	Value at 12 31 2006	Increases/ decreases	Value at 12 31 2007
- on the payment of grants pursuant to article 102-*bis* of the TUIR	2,839	(2,839)	-
- on accelerated depreciation for income reporting purposes	66,402	(3,217)	63,185
- on tax clean-up	30,482	(8,857)	21,625
- on capital gains arising from asset transfer (former BAS)	792	(792)	-
- on valuation of employee benefits pursuant to IAS 19	272	1,111	1,383
- on bond	78	421	499
- on taxation of goodwill	3,407	422	3,829
- on capital gains from extraordinary operations	-	15,051	15,051
- on adjustment to fair value - Valgas	-	3,096	3,096
- other small amounts	1,372	(862)	510
Total	**105,644**	**3,534**	**109,178**

The "deferred tax liabilities" relates largely to provisions allocated in the accounts to cover depreciation and amortisation deducted to obtain tax benefits when reporting income to tax authorities.

"Deferred taxes on the payment of grants and depreciation pursuant to article 102-*bis* of the TUIR law" referred to the provisions of the budget law 2006, which significantly amended the depreciation tax rates in respect of assets held by companies operating in the gas and electricity transport and distribution sectors. The new legislation requires that any decreases in the amounts issued on the capital grants account or depreciation are included in the income declaration and deferred taxes apportioned accordingly.
During the year, in the rationalization process of the activities carried out by ASM S.p.A., ASM Elettricità S.r.l. was conferred the entire electricity distribution activity. For this reason, the tax reserves allocated for contributions ex article 102-*bis* of the TUIR law have been freed as they no longer refer to activities carried out by ASM S.p.A..
It is recalled that in previous years ASM S.p.A. had also conferred to ASM Reti S.p.A. the gas distribution division.

The reserve for deferred taxes on accelerated depreciation refers to taxes calculated on depreciation charges shown solely in the declaration of income.

The deferred taxes for the tax clean-up relate to the calculation made as of January 1, 2004 to release from the accounts the depreciation charged to the 2004 income statement that was in excess of the economic and technical depreciation rate.

The reserve for deferred taxes on capital gains arising from the asset transfer from BAS relates to the transfer of a business division to BAS Power, which amounted to 12,000 thousand euro originally, divided into instalments over five years (solely for IRES purposes). Deferred taxes of 792 thousand euro have been paid each year, and this year the reserve has been used up.

The deferred tax liabilities on the valuation of the staff severance reserve pursuant to IAS 19 relates to the difference in value between the liability resulting from the application of the actuarial methodology required by IAS/IFRS and the calculation criterion specified in article 2120 of the Italian Civil Code, as dictated by tax laws.

The deferred tax liabilities on the bond is related to the financial impact resulting from the application of the amortised cost methodology with respect to the amortisation calculated on additional bond issuance charges.

Deferred taxes on goodwill refer to the fact that under the new tax laws, goodwill amortisation is deductible over 18 years. In the accounts, goodwill is no longer amortised on a straight-line basis, but is subject to the calculation of impairment required by IAS 36.

Deferred taxes on capital gains from conferment refer to the extraordinary operations carried out by ASM S.p.A. in the sale. On the capital gain determined for tax purposes, the company, as the conditions were met, chose the taxation in 5 financial years. The relative deferred taxes were allocated on the deferment of the financial disbursement. In particular, the operations that gave rise to these deferred taxes were:

- conferment of the ASM S.p.A. gas distribution division; tax reserve equal to 4,695 thousand euro;
- sale of the gas distribution division by Valgas S.p.A. to ASM Reti S.p.A.: tax reserve equal to 2,428 thousand euro;
- sale of the waste disposal division by Valgas S.p.A. to Aprica S.p.A.: tax reserve equal to 534 thousand euro;
- sale of the integrated water services division by ASM S.p.A. to BAS SII S.p.A.: tax reserve equal to 202 thousand euro;
- conferment of the waste disposal divisions by ASM S.p.A. to Aprica S.p.A. and of the electricity distribution division by ASM S.p.A. to Asm Elettricità S.r.l.: reserve equal to 7,192 thousand euro.

Deferred taxes on adjustment to fair value of Valgas refer to the merger of Valgas S.p.A. in ASM S.p.A. which took place considering, besides the book values, the adjustments to bring the considered values to their fair value, as required by IFRS 3.

Deferred taxes on small amounts refer to a number of items that temporarily have no relevance for tax purposes, and individually are of an insignificant amount.

As from this year, the taxes are calculated applying the theoretical tax rate of 31.40% (27.5% for IRES and 3.90% for IRAP), as already commented.

2.8 Reserve for risks and future liabilities

Changes in the reserve for risks and future liabilities are shown below.

	Value at 12 31 2006	Increases	Decreases	Value at 12 31 2007
Tax risk provisions:				
- UTF (local tax office) dispute	5,177	371	-	5,548
- tax risks	300	98	(300)	98
Total	**5,477**	**469**	**(300)**	**5,646**
Provisions for risks:				
- pursuant to law 336/70	58	-	(5)	53
- risks associated with foreign markets	575	-	-	575
- gas tariff risks	12,000	-	(7,500)	2,000
- risks associated with energy equalisation payments	10,000	-	(7,500)	2,500
- risks associated with contributions payable	3,756	3,026	(767)	6,015
- risks for sanctions on payables to INPS	-	2,387	-	2,387
- risks for litigation: AEEG resolution 310/06	1,930	-	(1,930)	-
- disputes relating to former ENEL company	18	-	(18)	-
- labour dispute at former BAS	332	-	-	332
- risks associated with Premungas	173	-	(56)	117
Total	**18,842**	**5,413**	**(10,276)**	**13,979**
Provisions for future liabilities:				
- plant closure expenses	2,780	118	(1,206)	1,692
- environmental clean-up in respect of demolition of gas turbine	421	18	-	439
Total	**3,201**	**136**	**(1,206)**	**2,131**
TOTAL	**27,520**	**6,018**	**(11,782)**	**21,756**

The provisions for the UTF (local finance office) dispute have been earmarked to cover the tax on methane gas consumption in respect of gas used to generate thermal energy supplied to the Brescia health authority.
Specifically, in its first payment notice, the UTF asked the company to pay higher excise duties and did not recognise the subsidy for the industrial use of the gas used by the Nord plant until 2000. ASM S.p.A. established a reserve, which is regularly increased for interest and late payment charges in anticipation of the conclusion of the legal procedure in which ASM S.p.A. won out in both the trial and appeal courts. The company is currently awaiting the decision of the court of cassation.

In 2006 the UTF issued another payment notice for the years 2001 to 2005. This notice totalled 1,987 thousand euro and included a portion of interest for the first assessment that

the company had already set aside in previous years. In 2006 the company prudently created a provision for the higher amount of taxes contested totalling 1,135 thousand euro, pending the final outcome of the outstanding legal issue.

The tax risk reserve created in the previous year totalled 300 thousand euro and was for the assessment of the risk associated with the inspection conducted by the tax office in the first half of 2006 at the former BAS for the year 2003 (direct and indirect taxes). During 2007 the received contestation was settled with the Tax Collection Office, providing for the payment of the required and allocated sum.
The new allocation of 98 thousand euro refers to some contestations of minor importance started by the Tax Collection Office towards Valgas in previous years for which Valgas had cautiously charged the required sum in special reserve. Due to the merger of Valgas S.p.A. in ASM S.p.A., this reserve is now transferred to ASM S.p.A..

The provisions for risks associated with foreign markets relate to the full hedging of risks resulting from business in Argentina developed by the BAS Group. During the year, ASM S.p.A. proceeded with the sale of the stake held in Enerfin S.r.l. in liquidation.

The fund allocated in the financial statements refers to a dispute started by Consul Latina Sa (files 82220 and 82218) originally towards BAS, and therefore now of ASM S.p.A., and pending in first instance before the Argentina Court. Consul Latina was the advisor which had assisted BAS in Argentina and it has started a civil suit against BAS (now ASM S.p.A. due to the merger of 2005) concerning the interpretation of the contract that disciplined the commission due to Consul Latina for the conclusion, in 1999, of the purchase contract of the investment in Holding Intergas SA, company established under Argentina law of which 30% was held by Enerfin. Consul Latina SA had originally requested a commission of 720 thousand American dollars equivalent to 8% of the value of the transaction (9 million American dollars).

During the past year two reserves totalling 12 million were allocated, which refer, in particular, to the risks of disputes deriving from the possible application of AEEG resolutions 248/04 and 298/05 on gas prices.
Resolution 248/04, which like 298/05 is intended to revise the indexing mechanisms for gas sales prices, was the subject of litigation filed by sales companies that are opposed to the AEEG measures. The litigation continued in the High Court which issued partly contradictory sentences accepting, for Hera Trading, the claim proposed by AEEG and rejecting it instead towards other sales companies.

In 2006 the High Court met in a plenary session and confirmed that it would be impossible for the AEEG to launch appeals in all cases where the deadline set by the regulations had passed (as in the case of the ASM Group companies). However, the High Court recognised that the

AEEG could issue new resolutions to normalise gas tariffs, which were already covered by resolution 248/04.
In 2007 the AEEG issued resolution 79/07 in which it substantially defined criteria for updating the terms for supplying natural gas commencing January 1, 2005.

On the basis of the contents of the new resolution, it is considered that the maximum liability associated with the risks of return to the users should be fixed at 4,500 thousand euro. Consequently, the larger reserve allocated in 2006, equal to 7,500 thousand euro, was posted to the income statement.

The provisions for risks associated with contributions payable mainly relate to the claim made by the INPS (Italian social security agency) in respect of child benefit contributions (CUAF). In a letter sent to ASM Brescia S.p.A., dated October 25, 2002, the Brescia branch of the INPS confirmed that the reduction applied to CUAF and maternity contributions was not allowed thereby contradicting an earlier note issued by INPS.
The company, in conjunction with other sector companies, and supported by the opinions of its legal team, intends to oppose any (to date, unquantifiable) demands from the INPS.

The reserve for sanctions on payables to INPS refers to the risk of having to pay INPS sanctions and interests on the dispute in course between INPS and the formerly municipalized companies not entirely state-owned for contributions to the ordinary and extraordinary redundancy fund.

The provision for the labour dispute at the former BAS refers to a labour dispute against the company initiated by former BAS employees.

The provisions relating to Premungas are intended to cover the cost of adjusting some salary components of 13 gas service employees in accordance with the Federgasacqua national collective agreement of April 4, 1974.

The provision for plant closure expenses was created to cover environmental clean-up expenses at the Mincio plant.

Over the last years, a new reserve has been established for environmental clean-up operations in respect of the demolition of the gas turbine in Mincio, as required by the agreement reached with the competent authorities.
The provisions for plant closure expenses and those for environmental clean-up in respect of the demolition of the gas turbine were calculated in compliance with the method set out in IFRIC 1.

2.9 Liabilities for derivative valuations

This item includes liabilities relating to derivative contracts that may generate a capital loss.

Liabilities for the fair value designation of derivatives included 8,541 thousand euro for the negative mark to market valuation of a derivative entered into by ASM S.p.A. relating to a swap on the euro-yen exchange rate, both for the principal and the interest with the bond issued in August 2006 as the underlying asset. The balancing entry for this derivative, less the related tax effect, is a shareholders' equity reserve, in accordance with the cash flow hedge method set out in IAS 39.

The item also includes the negative fair value of two collars on interest rates stipulated in the year to cover floating-rate loans. The negative mark to market shows a loss of 553 thousand euro.

2.10 Bonds

This item refers to two bond issues launched by ASM S.p.A..

The first, issued on May 28, 2004, is listed on the Luxembourg market, with a nominal value of 500 million euro. The issue comprises ten-year bearer bonds with a nominal value of 100,000 euro and a fixed nominal coupon of 4.875%. The rate of return of 5% and value of 496,633 thousand euro were calculated using the amortised cost method.

There are no specific covenants linked to the bond, apart from those relating to the insolvency of the issuer or ASM Group's main companies.

The second bond, issued on August 10, 2006 in a private placement, has a nominal value of 98 million euro. This thirty-year bond is denominated in yen, as it was fully subscribed by the Japanese branch of a leading US insurance company. The bond carries a fixed nominal coupon of 5.405%. The rate of return of 5.44% and value of 97,498 thousand euro were calculated using the amortised cost method.

There are no specific covenants linked to this bond either, apart from those relating to the insolvency of the issuer or ASM Group's main companies.

2.11 Debt and other financial liabilities

This item includes the non-current portion of financial liabilities.

	Total	Due after 5 years
Loans	162,788	48,643
Payables to other financial institutions	1,363	627
Total	**164,151**	**49,270**

At December 31, 2007, "loans" primarily consisted of loans from the EIB, IMI, Comit and Banco di Brescia.

"Payables to other financial institutions" mainly refers to funding provided by the Lombardy region for the construction of plants in the Bergamo, Polaveno and Mura municipalities.

2.12 Liabilities for landfills

Until last year, the item included the liabilities for landfills post-closure charges. These charges reflected the costs that must be sustained for the post-closure management of these landfills. As previously described, on December 31, 2007 the waste disposal division was conferred by ASM S.p.A. to the subsidiary Aprica S.p.A.. Consequently, these liabilities have been included in the conferment perimeter and transferred to Aprica.

2.13 Long-term payables to related parties

	12 31 2007	12 31 2006
Brescia local authority for water treatment/sewerage loans capital	-	1,220
Brescia local authority for Deposits and Loans Institute loan capital	754	1,091
Total	**754**	**2,311**

The water treatment/sewerage loans are no longer due, after the new provisions of the AATO (Autorità Ambito Territoriale Ottimale - Optimal Territorial Authority Area) of the province of Brescia. The AATO has replaced the municipal administrations in the definition of the management guidelines of the integrated water services for the province.

The expiry date of the Deposits and Loans Institution loan is December 31, 2010.

2.14 Other liabilities

This item includes the deferred income from capital grants as detailed below:

	12 31 2007	12 31 2006
Deposits	12	7
Water usage concession fees	3,208	9,275
Reimbursement of loan instalments to municipalities for management of aqueduct/water treatment and sewerage services under concession	-	1,132
Cassano staff severance pay	491	491
Total	**3,711**	**10,905**

Water usage concession fees are payable to the Mantua Territory Office and relate to tax payments on water used by the Mincio power station.

In previous accounting periods, the company received a notice of payment for a total of 6,067 thousand euro. The company has disputed the notice, as it believes it is not payable under the decree awarding the concession.
The payable is increased annually to incorporate accrued interest on the original amount requested.

This year a transactive agreement was reached with the State property office which recognized a good part of the reasons presented by ASM S.p.A. and by the other owner companies of the Mincio power plant, annulling the payment notice issued in 2000. The total amount paid by the owner companies of the plant was equal to 2,999 thousand euro. ASM S.p.A. therefore posted a contingent asset equal to 1,381 thousand euro.

Payables to the municipalities managed in concession for the reimbursement of loan instalments were released after the new provisions of the AATO of the province of Brescia.

CURRENT LIABILITIES

2.15 Current financial liabilities

This item includes short-term loans provided by several credit institutions as well as the current portion of loans and other loans provided.

	12 31 2007	12 31 2006
Current portion of loans	23.053	19,206
Short-term bank loans	85,000	6,733
Current payables to other financial institutions	222	393
Total	**108,275**	**26,332**

The strong increase compared to the previous year is linked to the drawing of the first tranche of a bridge loan obtained from primary banks.
In particular, on December 10, 2007 ASM S.p.A. negotiated a loan of 800 million euro for the term of 12 months, renewable with options for a maximum of a further 12 months.
On this loan, the company pays an interest equal to Euribor + 15 basis points and is prioritarily aimed at operations of dimensional growth for external lines.
The first drawing of December amounted to 85,000 thousand euro.

2.16 Payables to suppliers

The total amount falls due in the next accounting period.

2.17 Trade payables to related parties

	12 31 2007	12 31 2006
Payables to subsidiaries	44,152	47,732
Payables to affiliated companies	42,074	26,190
Payables to other related parties	154	191
Payables to parent companies for other short-term debt	4,583	5,336
Total	**90,963**	**79,449**

Payables to subsidiaries break down as follows:

	12 31 2007	12 31 2006
For goods and services:		
- due to Asmea	18,340	18,690
- due to Selene	5,762	7,522
- due to Aprica S.p.A.	900	3,483
- due to Bas Omniservizi	1,681	-
- due to Asm Energy	6,222	-
- due to Bas SII	1,089	-
- due to Asm Reti	831	-
- due to Retrasm	659	-
- due to other subsidiaries	1,247	843
IRES (tax consolidation scheme)		
- due to Retrasm	45	-
- due to Asm Energy	629	-
- due to Retragas	245	-
- due to Bas Com	3	-
- due to Bas SII	88	-
- due to Assoenergia	16	1,207
- due to Tidonenergie	11	589
- due to Asmea	2,451	-
- due to Bas Omniservizi	505	-
- due to other subsidiaries	-	818
Other payables		
- due to Bas SII for VAT and sale of division	1,220	1,822
- due to Cige for miscellaneous payables	1,736	2,410
- due to Asmea for miscellaneous payables	81	1,622
- due to Aprica for VAT	172	-
- due to other companies	219	-
- due to AbruzzoEnergia for VAT		8,726
Total	**44,152**	**47,732**

Payables to subsidiaries are largely tied to services provided (gas, electricity and water in particular) by ASMEA or by other companies. Of particular interest are the IT services provided by Selene and waste collection and management services provided by Aprica.

Payables to affiliated companies were almost entirely related to Plurigas for gas supplies.

Payables to parent companies comprise short-term payables to the Brescia local authority, which broke down as follows at December 31, 2007:

	12 31 2007	12 31 2006
Concession fees	3,116	3,116
Network usage rental	-	1,433
Biomass usage	1,384	674
Other payables	83	113
Total	**4,583**	**5,336**

The amounts under "network usage rental" related to rental for use of the water supply, sewerage and water treatment networks and are no longer due after the new ATO provisions.

2.18 Financial payables to related parties

	12 31 2007	12 31 2006
Payables to subsidiaries	170,975	35,090
Payables to other related parties	-	1,409
Current portion of payables to parent companies in respect of loans	337	1,195
Total	**171,312**	**37,694**

Payables to subsidiaries break down as follows:

	12 31 2007	12 31 2006
For centralised treasury balances		
- due to Asmea	88,940	7,489
- due to Assoenergia	4,855	3,672
- due to Aprica S.p.A.	51,405	5,169
- due to Aprica Studi	-	629
- due to BAS Power	2,500	2,500
- due to Asm Reti	15,538	10,670
- due to Retragas	3,376	2,790
- due to Retrasm	3,705	448
- due to Sinergia	-	1,331
- due to Tidonenergie	-	392
- due to Ostros	656	-
- due to Asm Energy	-	-
Total	**170,975**	**35,090**

ASM S.p.A. has cash pooling agreements with nearly all subsidiaries. The payables above represent the cash balances that subsidiaries have transferred to ASM S.p.A. and that constitute payables on ASM S.p.A. books to those companies.

During the year, the payables to other related parties, 1,409 thousand euro represented a payable to the Bergamo local authority for the sale of grids in 2002. During the year the residual part of these payables was completely extinguished.

2.19 Current tax payables

At December 31, 2007, this item included:

	12 31 2007	12 31 2006
VAT	2,234	40
Corporate income tax (IRES)	13,056	28,201
Withholding tax payable on Group and external staff remuneration	1,792	1,683
Regional taxes and IRAP	578	4,257
Other taxes payable	294	349
Total	**17,954**	**34,530**

2.20 Other payables

This item breaks down as follows:

	12 31 2007	12 31 2006
Payables to shareholders for extraordinary dividend	84,958	-
Payments on account from customers	131	309
Payables to social security agencies	14,101	13,131
Short-term liabilities	16,999	20,176
Other payables	58,694	46,633
Total	**174,883**	**80,249**

Payables to shareholders for extraordinary dividend refer to the dividend distribution resolved by the ASM S.p.A. shareholders' meeting of October 22, 2007 and ex-date of December 28, 2007. Due to the times set by the Italian Stock Exchange calendar, the payment of the shareholders took place at the beginning of January 2008.

Payments on account from customers mainly relate to advance payments for consumption.

Payables to social security agencies relate to payables to the Italian social security agency (INPS) for December salaries and wages.

Contributions payable to the ordinary and extraordinary Redundancy Fund, due by ASM S.p.A. and not paid awaiting the completion of the procedure started against INPS by ASM S.p.A. and by the other formerly municipalized companies not entirely state-owned are also classified in this item.

Short-term liabilities at December 31, 2007 break down as follows:

Payables for:	12 31 2007	12 31 2006
Interest payable on bonds	16,567	16,567
Interest payable on loans	263	192
Insurance premiums	89	89
Capital gain on the sale of grids to Retrasm	-	2,855
Other liabilities	80	473
Total	**16,999**	**20,176**

Interest payable on bonds refers to the net interests accrued at December 31, 2007.

The item "capital gain on the sale of grids to Retrasm" referred, until last year, to the deferral of the capital gain deriving from the sale to Retrasm of the high voltage electricity transmission division, pursuant to article 3 paragraph 20 of the Bersani decree.
From the report drawn up by the expert appointed by the Brescia Court, a capital gain of 4,194 thousand euro emerged. In observance of the prudence concept and as this is an extraordinary operation carried out with a related party, it was deemed fit to defer this capital gain at the moment of its realization, to an extent corresponding to the depreciation of the transferred assets.
During the year, after the conferment of the whole electricity distribution division, the residual deferral was transferred to the grantee Asm Distribuzione Elettricità S.r.l..

At December 31, 2007, "other payables" broke down as follows:

	12 31 2007	12 31 2006
Payables to co-owners of the Mincio and Cassano thermoelectric plants	21,837	12,822
Payables to AATO for integrated water services concession	6,204	-
Concession fees	-	779
Payables to employees	7,940	9,786
Payables relating to deferred income:		
- fees relating to connection work not carried out	5,007	3,905
- plant apportionment	2,358	2,154
- other payables	1,781	1,692
Payables to electricity sector equalisation fund (CCSE)	-	1,227
Payables to GSE for accreditation certificates	6,490	7,262
Payables to the province in respect of WTE plant	2,810	3,349
Policy-related payables	2,045	1,509
Other minor payables	2,222	2,148
Total	**58,694**	**46,633**

Payables to co-owners of the Mincio and Cassano plants break down as follows:

	12 31 2007	12 31 2006
A.G.S.M. Verona	14,741	5,255
Trentino Servizi S.p.A.	2,372	1,800
A.I.M. Vicenza	2,234	1,688
A.E.M. Milano	2,490	4,079
Total	**21,837**	**12,822**

The item "payables relating to deferred income" includes network expansion grants paid by property developers for substantial urbanisation investments relating to the expansion of the company's service network, as well as amounts paid by customers for work on connection to the company's network that was not yet complete when the accounts were prepared.

Payables to GSE, equal to 6,490 thousand euro, refer to the obligation to buy green certificates that starts in 2001. This obligation was established by article 11 of Legislative Decree 79/99 which provides that the persons who produce or import electricity from non-renewable sources must provide power produced from renewable sources on the basis of the power produced or imported from the non-renewable sources, pursuant to Legislative Decree 387/03 and subsequent modifications and integrations. ASM S.p.A. therefore registered the cost to buy the green certificates valuing them on the indications supplied by GSE.

The payables to the Optimal Territorial Area refer to the sums due to this body for the management of the integrated water services in the provinces in which the company operates.

Guarantees and commitments

The breakdown of the deposits, sureties and goods under concession is shown below.

	12 31 2007	12 31 2006
Sureties to subsidiaries/affiliates	563.796	349,536
Sureties to other companies	252,467	84,403
Financial values at third parties	70	70
Commitments for third party assets	33.005	33,005
Commitments towards third parties	1.437	1,437
Total	**850,775**	**468,451**

The increase compared to the previous year mainly refers, for 220,000 thousand euro, to the surety to Banca Intesa for the construction of the Scandale cogeneration plant, for 27,726 thousand euro, to the Intesa San Paolo surety to guarantee payment of gas supplies from Centrex Europe, for 31,475 thousand euro to the Intesa San Paolo surety in favour of the Lombardy Region to guarantee waste disposal and recovery operations and for 13,599 thousand euro to the UBI Banca sureties in favour of GME for IPEX and PCE operation.

Notes to the income statements items

REVENUES

3.1 Revenues from sales and services

Revenues from sales and services, broken down by sector, are shown below:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Revenues from sales and services:		
Electricity	447,491	496,078
Gas	238,079	243,842
Water	31,842	20,886
District heating	52,680	54,558
District cooling	5,396	5,198
Water treatment and sewerage	19,566	14,150
Property management	24,782	19,774
Street lighting:		
- Brescia local authority fees	5,002	4,726
- Bergamo local authority fees	3,515	3,228
- other municipal fees	70	57
- fees for cemetery lighting	433	427
Street cleaning:		
- Brescia waste collection/handling fees	22,344	21,638
- Bergamo waste collection/handling fees	12,872	12,830
- waste disposal to subsidiaries' landfill and other installations	20,271	23,322
- waste disposal to waste-to-energy plant	39,452	34,914
- Bergamo waste disposal to bio-desiccator	4,315	4,384
- fees for separated waste collection	2,772	2,369
- other revenues	6,803	7,474
Connection and repositioning of meters	10,584	12,082
- meter reading fees	2,262	2,626
Compensation for available production capacity/capacity payment to GSE	887	1,052
Revenues from gas modulation/storage service	786	-
Electricity transmission, dispatch and balancing fees	70,012	58,168
Power exchange fee	10,009	12,093
Gas transmission, dispatch fee	-	16,202
Heat transmission fee	18,832	20,215
Revenues for energy efficiency certificates	521	400
Change in works in progress	2,128	1,997
Other services provided	677	718
Total	**1,054,383**	**1,095,408**

The above revenues were generated primarily in Lombardy, predominantly in the towns and provinces of Brescia and Bergamo.

The item "electricity" breaks down into the following classes:

Sales:	01 01 2007 12 31 2007	01 01 2006 12 31 2006
To ASMEA – franchise customers	24,447	83,061
To ASMEA/Energy/eligible wh. sale cust. – free market	254,964	190,897
Electricity sold on the power exchange/to GSE/to Sole Buyer	168,080	222,120
Total	**447,491**	**496,078**

Sales to GSE include the payment for the sale of electricity (mainly generated by the WTE plant for municipal solid waste) pursuant to the agreement, reached on a preliminary basis on November 28, 1996 and effective from October 27, 1998, as required by resolution CIP 6/92. This resolution offers an eight-year incentive (which may be extended) to generate power from renewable sources, the value of which is included under the "contributions to operating costs" line of the "Other income" section. Sales to GSE totalled 49,887 thousand euro.

"Connection and repositioning of meters" refers to the following services:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Water	3,397	2,616
Gas	–	2,547
Electricity	4,364	5,222
District heating	1,581	797
Sewerage	1,242	900
Total	**10,584**	**12,082**

In 2006 the company still operated in the gas distribution sector, which was conferred to the subsidiary Asm Reti S.p.A..

"Waste disposal" also includes revenues for waste disposal services provided to neighbouring and the private sector as well as towns outside the province. Waste disposed of is shown in the table below, broken down by destination:

In tonnes	01 01 2007 12 31 2007	01 01 2006 12 31 2006
WTE plant	803,402	801,407
Montichiari landfill	243,972	311,189
Biocube	49,703	52,760
Total	**1,097,077**	**1,165,356**

Revenues from sales and services provided to related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, revenues related to subsidiaries:		
Asmea	492 978	539,209
Aprica S.p.A.	8,170	6,262
Bas Omniservizi	52.815	64,807
Asm Energy	24,605	4,352
Tideonenergie	25,141	23,109
Valgas	–	1,812
Azienda Servizi Valtrompia	1,084	1,109
Other small subsidiaries	210	322
Of which, affiliated companies:		
Ergon	5	–
Endesa	86,816	60,416
Plurigas	582	–
Other related parties:		
Brescia local authority	11,3[illegible]7	10,806
Bergamo local authority	7.360	7,134
Total	**712,033**	**719,338**

Revenues related to Asmea, ASM Group's sales company, were largely for the supply of electricity, heating, gas and other energy carriers.
Revenues related to Bas Omniservizi and Tidonenergie were mainly for sales of methane gas.
Revenues related to Asm Energy are mainly linked to energy sales.
Revenues from Aprica S.p.A. were for waste disposal services.

Revenues from Endesa were for the sale of electricity and related services.

Revenues from the Brescia and Bergamo local authorities were primarily for street lighting services and building management services.

3.2 Other revenues

"Other revenues" breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Contributions to operating costs	92,371	67,837
Other miscellaneous income	70,842	49,714
Total	**163,213**	**117,551**

"Contributions to operating costs" breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
CIP 6 grant for electricity sold to GSE	69,692	63,419
Contribution from CCSE for equalisation of charges for power distribution	14,284	889
Grant from AEEG for continuity of supply guarantee	1,200	700
COREPLA (plastics recycling body) grant for separated collection of organic waste	58	464
Grant from Terna	-	901
Green certificates grant	3,499	1,408
Contributions from the Brescia local authority for photovoltaic plants	2,800	-
Other grants	838	56
Total	**92,371**	**67,837**

The CIP 6 grant for electricity sold relates to amounts received for the sale of electricity generated using renewable sources (primarily using the WTE plant for municipal solid waste). In 2007 these contributions were equal to 0.121 euro per kWh.

The contribution of the Brescia local authority for the construction of photovoltaic plants refers to the installation of these plants in the San Polino and Violino districts of Brescia.
The Brescia local authority, ASM S.p.A. and the installers which supported the initiative signed a special agreement aimed at the installation of renewable energy plants in the abovementioned districts of Brescia. ASM S.p.A. dealt with the part of purchase, management and distribution of the installers of the material. In the policies for the reduction of polluting loads and the promotion of the diffusion of plants functioning with renewable energy, the Brescia local authority contributed 2,800 thousand euro to this initiative.

Other income – other

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Compensation for costs of subsidiaries/affiliates	21,107	19,581
Contingent assets and non-recurring items:		
- equalisation of 2006/2005 prices for sale of electricity to GSE	6,752	3,166
- equalisation of 2005/2006 incentives for continuity of supply guarantee	885	-
- issue of fund for gas tariff risks	7,500	-
- non-existence of payables to the State property office for water usage fees for the Mincio thermoelectric plant	1,380	-
- other contingencies	7,886	7,511
Sale of materials	3,340	3,646
Fees for work on behalf of third parties	5,503	7,944
Rentals	2,019	2,073
Compensation for loss at Cassano thermoelectric plant	--	1,227
Other miscellaneous income	3,668	3,242
Miscellaneous refunds	593	778
Capital gains from asset sales	9,845	168
Refund of Mincio labour expenses relating to AIM Vicenza	140	154
Refund of Mincio co-ownership expenses	224	224
Total	**70,842**	**49,714**

As already mentioned, after the issue of resolution 79/07 the liability for the risks connected with the indexation of the gas tariffs as originally provided by resolution 248/04 was redetermined. The higher value estimated in the previous year was freed to the income statement with a positive balance of 7,500 thousand euro.

The item "capital gains on sale of items" mainly derives from the sale of the gas distribution and waste disposal divisions by Valgas in 2007. Due to the merger of Valgas S.p.A. in ASM S.p.A., these amounts were therefore included in the abovementioned revenue item.
The compensation for the loss at the Cassano thermoelectric plant was for damage caused to plant equipment due to a defect in supply lines for the turbine in 2005. Insurance companies paid ASM S.p.A. and AEM S.p.A. for the damage.

Other revenues from related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, revenues from subsidiaries:		
Asmea	4.248	3,428
Aprica S.p.A.	3,710	2,047
Bas Power	3.402	2,303
Asm Reti	7,028	1,290
Retragas	981	1,221
Retrasm	2,145	2,432
Selene	6.807	4,851
Bas SII	1,634	4,453
Azienda Servizi Valtrompia	483	522
Asm Energy	486	-
Bas Omniservizi	277	453
Other small subsidiaries	1,373	1,727
Of which, affiliated companies:		
Ergon energia	1,206	1,036
Ge.Si.	409	-
Of which, other related parties:		
Brescia local authority	6,529	739
Bergamo local authority	2	36
Total	**40,720**	**26,538**

Revenues from subsidiaries were almost entirely made up of the recovery of costs incurred by ASM S.p.A. on behalf of these companies.
Specifically, this item related to grid rental revenues for Selene.

OPERATING COSTS

3.3 Raw materials costs

A breakdown of this item is shown below:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Raw materials	346,857	371,167
Electricity	238,662	256,736
Materials, spare parts and consumables	40,490	56,126
Change in inventories	203	(5,549)
Total	**626,212**	**678,480**

"Raw materials" consist of fuel purchased for thermoelectric plants and heat generation, methane gas and water.

Cost of raw materials from related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, from subsidiaries:		
Asmea	20,001	17,539
Asm Energy	42,575	72,010
Aprica S.p.A.	66	126
Bas Power	-	610
Bas SII	-	670
Bas Omniservizi	3,901	3,432
Selene	15	213
Other small subsidiaries	412	149
Of which, from affiliated companies:		
Plurigas	270,981	205,280
Total	**337,951**	**300,029**

Plurigas costs were for the gas supplied by that company to ASM S.p.A..

The costs charged by Asm Energy were almost entirely due to ancillary services related to the management of the electricity service.
ASMEA, ASM Group's sales company, charges the parent company for the cost of gas, electricity and district heating consumed by the latter.

3.4 Service costs

Service costs break down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Costs for use of third-party assets	11,776	7,460
Power transmission/balancing service	34,629	28,970
Works/maintenance expenses	34,031	32,039
Professional and miscellaneous services	18,688	15,683
Waste disposal	17,484	16,430
Insurance and damages paid	4,843	4,423
Employee services	2,705	2,489
Miscellaneous street cleaning management services	13,796	12,551
Loans to employees and miscellaneous services costs relating to Cassano thermoelectric plant	1,391	1,463
Advertising, marketing and development	2,076	2,027
Security and cleaning	6,556	6,197
Communications and transport	4,423	5,134
Meter reading service	1,812	1,596
Remuneration to the board of auditors	217	187
Metering service fees	1,224	1,200
Water service management	3,660	-
Other minor items	1,945	2,593
Total	**161,256**	**140,442**

Costs for use of third-party assets include costs incurred for hire, rental and lease payments. More specifically, this item includes the leasing fees paid to the Brescia local authority by ASM S.p.A. in respect of its registered offices in Via Lamarmora in Brescia.

"Works/maintenance expenses" mainly relates to works and maintenance undertaken during the period ending December 31, 2007.
The metering service fee was mainly for the metering services provided by ASMEA S.r.l. under contract.

Fees paid to internal auditors

Name *Amounts in euro*	Position held	Duration of mandate	Salary at ASM S.p.A.	Other remuneration
Rivetti	Chairman of the Board of Statutory Auditors and Auditor	12.31.2007	76,666	12,645
Rizzardi	Chairman of the Board of Statutory Auditor and Auditor	12.31.2007	66,667	75,165
Barbi	Auditor	12.31.2007	56,667	52,022
Total			**200,000**	**139,832**

None of the auditors held other professional positions in any of ASM Group companies.

Mr. Rizzardi was Chairman of the Board of Statutory Auditors until 19 April 2007 and subsequently became member of the Board of Statutory Auditors of ASM S.p.A..
In fact, the shareholders' meeting of April 20, 2007 appointed Mr. Rivetti Chairman of the Board. Mr. Rivetti was already member of the Board of Statutory Auditors of ASM S.p.A..
After the merger by incorporation of ASM S.p.A. in AEM S.p.A., the whole Board of Statutory Auditors fell from office on January 1, 2008, effective date of the merger.

The cost for Boards of Statutory Auditors registered in ASM totals 217 thousand euro. In fact, to the fees of the Statutory Auditors of ASM S.p.A. indicated above, other 17 thousand euro related to the fees of the Valgas Board of Statutory Auditors, company merged in ASM on March 30, 2007, must be added. More in detail, the fees for these Statutory Auditors were (in euro units):

- Nicoletti, Chairman of the Board, 7,288 euro;
- Dusi, Active Statutory Auditor, 4,803 euro;
- Lepidi, Active Statutory Auditor, 4,803 euro.

Cost of services provided by related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, by subsidiaries:		
Asmea	6,434	2,943
Aprica S.p.A.	9,843	10,493
Aprica Studi	475	2,646
Bas Power	329	336
Bas SII	361	315
Bas Omniservizi	479	466
Selene	13,578	12,340
Retrasm	1,023	362
Asm Reti	411	-
Other small subsidiaries	153	233
Of which, by affiliated companies:		
Ge.Si.	382	392
Of which, by other related parties:		
Brescia local authority	2,726	4,237
Bergamo local authority	5	-
Bergamo Infrastrutture	-	1,503
Total	**36,199**	**36,266**

The increase of the costs charged by Asmea refers to the invoicing of the water service (3,660 thousand euro). Until December 31, 2006 these costs were deducted from the revenue for water sales to Asmea.

The costs charged by Selene relate to the IT services it provides.

The costs charged by Aprica S.p.A. related to waste collection/handling services it provides.

Aprica Studi provided design and project management services to the parent company.

The costs related to the Brescia local authority include the lease of the office in Via Lamarmora. In the figure at December 31, 2006 also the fees for the use of the gas grids, now in ASM Reti, and of the water and sewerage grids no longer due after the new AATO provisions were included.

Also the amount of the financial statements for 2006 related to Bergamo Infrastrutture referred to the fee for the usage of the Bergamo gas grids, now in ASM Reti.

3.5 Labour costs

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Wage and salaries (including social security contributions)	82,513	77,238
Directors' remuneration	904	798
Co-ordinated ongoing contract work/temporary staff	1,673	1,187
Other	1,083	1,072
Total	**86,173**	**80,295**

Fees to Directors, the General Manager and Executives with strategic responsibilities

Name *Amounts in euro*	**Position**	**Duration of position**	**Salary at ASM S.p.A.**	**Other fees**
Capra	Chairman of the Board of Directors	12.31.2007	340,000	159,573
Barzellotti	Vice-chairman of the Board of Directors	12.31.2007	109,667	
Onofri	Director	12.31.2007	92,667	
Brunazzo	Director	12.31.2007	59,667	
Facchetti	Vice-chairman of the Board of Directors	12.31.2007	96,667	
Vitale	Director	12.31.2007	71,667	
Clo'	Director	12.31.2007	74,667	
Lonati	Director	12.31.2007	58,667	
Tomasoni	General Manager			454,231
	Executive with strategic responsibilities			1,643,919
Total			**903,669**	**2,257,723**

None of the directors held other professional positions in any of ASM Group companies.
All directors were in post from January 1, 2007 to December 31, 2007.
The column "other remuneration" refers for 2,098 thousand euro to the remunerations supplied by ASM S.p.A. and included in the labour costs and for 160 thousand euro to the remunerations due and paid by companies controlled by ASM S.p.A..
As regards the directors, the expiry date of their appointment was December 31, 2007 after the merger by incorporation of ASM S.p.A. in AEM S.p.A..

The directors with strategic responsibilities were the General Vice-chairmen of ASM S.p.A..

Labour costs in respect of related parties

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Compensation paid to ASM Group companies	(4.495)	(3,505)
Remuneration paid to executives and directors	2.402	1,936
Total	**(2,093)**	**(1,569)**

In relation to the services provided to other ASM Group companies, ASM S.p.A. allocated EUR 4,495 thousand euro to such ASM companies for employed staff. Pursuant to international accounting standards, this amount was subtracted from total labour costs.

This item also included 2,402 thousand euro for the remuneration of directors, the General Manager and Executives with strategic responsibility (as specified by IAS 24).

3.6 Other miscellaneous expenses

This item includes:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Taxes and rentals	20,980	17,461
Loss on non-current asset disposals	3,411	1,506
Indirect taxes	1.947	1,149
Ordinary contingent liabilities	10,295	4,641
Ecotax on emissions	393	505
Other expenses	5.025	5,318
Total	**42,051**	**30,580**

Indirect taxes include consumption taxes and stamp duty.

"Taxes and rentals" include:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Concession fees for:		
- water	3.849	411
- water treatment and sewerage	2,464	525
- gas		1,504
- district heating	3,116	3,116
WTE plant rental to provincial authority	2,811	2,384
WTE biomass fund	1,362	1,401
Montichiari landfill concession fees:		
- fees to Montichiari local authority (monitoring)	1.595	2,153
- fees to provincial authorities	756	964
Biogas concession fee paid to Calcinato local authority	243	228
Biogas concession fee paid to Montichiari local authority	185	164
Water usage concession fees:		
- fees to Cassano thermoelectric plant	587	456
- fees to Mincio thermoelectric plant	316	310
Public utilities tax	369	338
Service continuity improvement charge	2,214	1,886
Property tax and other taxes	1,113	1,621
Total	**20,980**	**17,461**

Other miscellaneous expenses to related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, amount related to subsidiaries:		
Asmea	3.395	2,238
Aprica S.p.A.	454	377
Other small subsidiaries	78	92
Of which, amount related to other related parties:		
Brescia local authority	4,815	5,933
Total	**8,742**	**8,640**

Costs owed to the Brescia local authority include the charges for the assignment of some services to grid and the charges for the WTE biomass fund. The decrease is partly due to the charge for the assignment of the gas grids transferred to Asm Reti (914 thousand euro at December 31, 2006).

3.7 Depreciation, amortisation and write-downs

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Amortisation of intangible assets	3,510	2,796
Depreciation of tangible assets	76,630	86,793
Write-downs of non-current assets	-	100
Write-downs of current assets	-	480
Total	**80,140**	**90,169**

Depreciation of tangible assets and amortisation of intangible assets

Depreciation and amortisation break down as follows:

	01 01 2007 12 31 2007			01 01 2006 12 31 2006
	Depreciation and amortisation	**Annual capital grant stake**	**Total**	**Total**
Power generation	31,788	(37)	**31,751**	32,515
District heating - production	8,815	(43)	**8,772**	8,469
Power distribution	13,720	(243)	**13,477**	14,075
Water	5,247	(265)	**4,982**	4,676
Gas	-	-	-	4,418
District heating - distribution	5,750	(229)	**5,521**	5,005
Property management	26	-	**26**	29
Water treatment and sewerage	2,898	(114)	**2,784**	2,162
Street lighting	691	(275)	**416**	490
Street cleaning	5,192	(30)	**5,162**	10,591
Corporate services	7,589	(340)	**7,249**	7,159
Total	**81,716**	**(1,576)**	80,140	**89,589**

The "annual capital grant stake" represents the portion of capital grants credited to income statement each year and determined in proportion to the depreciation or amortisation rate of the assets to which they refer.

The decrease of the depreciation of the tangible assets is mainly due to the absence of the depreciation of the gas division after the conferment of the division to ASM Reti in the past year and to the drop of the depreciation of the landfills after the different incidence of the filling percentage compared to the previous year.

Note also that in these financial statements the useful lives and the consequent depreciation rates used for the Cassano plants were connected with the lives and rates assigned by AEM to these plants.
This connection is related to the merger by incorporation of ASM S.p.A. in AEM S.p.A. to create the A2A Group.

As known, the Cassano plant was managed by AEM.

The useful lives assigned by Brescia and borrowed from an expert's report drawn up by an independent technician in 1998 were totally lower than those recognized by Milan, in particular for the assets which were depreciated after July 1, 1998.
The adoption of the new rates, in line with those used by AEM, has led to a reduction of the depreciation and an improvement of the profit before taxes for approximately 1,070 thousand euro compared to the value obtained applying the previous depreciation rates. In accordance with IAS 8 this adjustment was reflected in the financial statements for the period following the last interim financial statements drawn up and therefore for the period after July 1, 2007.

The depreciation of waste management assets breaks down as follows:

	01 01 2007 12 31 2007	**01 01 2006 12 31 2006**
Depreciation of plant/machinery and multi-year charges for the management of street cleaning services	3,101	3,034
Depreciation of landfills	2,061	7,586
Total	**5,162**	**10,620**

The depreciation rates applied are explained earlier in the section on accounting policies.

Since the conferment of the waste management division took place at 9 p.m. of December 31, 2007, the entire economic effect of the depreciation of the conferred assets is reflected in ASM S.p.A.'s financial statements.

3.8 Provisions

These provisions comprise:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Tax risk provisions	-	300
Provision for UTF (local finance office) dispute	372	1,135
Provisions for litigation: AEEG resolution 310/06	-	1,930
Provision for risks associated with child benefit contributions (CUAF)	3,026	228
Provision for risks for sanctions on payables to INPS	2,387	-
Provision for risks associated with foreign markets	-	446
Provision for risks associated with energy equalisation payments	-	10,000
Provisions for gas tariff risks	-	2,000
Total	**5,785**	**16,039**

As already mentioned, for caution, the allocation for some relative items mainly related to the sanctionary effects and linked to the interest payable deriving from an assumed negative ruling in some judgements against INPS has been intensified.

3.9 Fair value designation of non-current assets held for sale

As indicated in the balance sheet section on "non-current assets held for sale", this item includes the economic impact from the fair value designation of traditional meters for which the group has set up a special sales programme.

The change reflects the reduction in fair value connected with the ongoing sales programme initiated in the previous year.

FINANCIAL INCOME AND CHARGES

3.10 Financial income

This item comprises:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Interest on receivables from subsidiaries/affiliated companies	836	903
Interest on bank and post office deposits	6,840	5,014
Interest on current account - Mincio plant management	398	327
Interest income and other miscellaneous income	532	168
Income from financial hedging transactions	-	82
Total	**8,606**	**6,494**

Financial income from related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, amount from subsidiaries:		
Selene	473	291
Seasm	143	151
Other small subsidiaries	177	387
Of which, from affiliated companies:		
Gesi	43	74
Total	**836**	**903**

The interest charged to Selene was for overdraft treasury account balances related to that company.

The interest owed by Seasm was on the loan made for the company.

3.11 Financial charges

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Interest on payables to subsidiaries	2,999	1,845
Interest payable on bonds	29,672	26,450
Interest payable on loans	9,686	8,333
Financial charges on amortised cost of bond	446	420
Financial charges related to employee benefits	1,435	1,327
Other interest and financial charges	871	690
Total	**45,109**	**39,065**

Note that the increase of interest payable on bonds refers to the fact that in 2006 the economic effects of the thirty-year bond denominated in yen appeared only in the second part of the year, as they were issued on August 10, 2006.

Financial charges payable to related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, amount due to subsidiaries:		
Asmea	1.311	719
Aprica S.p.A.	245	171
Cige	543	314
Retragas	150	140
Asm Energy	272	207
Assonergia	173	152
Other small subsidiaries	306	46
Other related parties:		
Bergamo local authority	162	100
Brescia local authority	100	121
Total	**3,262**	**1,970**

Interest expense payable to subsidiaries related to amounts owed to the latter by the parent company in relation to cash pooling arrangements.

3.12 Income and expenses from equity investments

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Dividends from equity investments	75,316	67,113
Capital gains on the sale of equity investments	224	71
Fair value designation of equity investments	-	228
Write-downs of equity investments	(1,804)	(1,561)
Total	**73,736**	**65,851**

The fair value designation of equity investments refers to the valuation of the shares of the company Hera at the value deducible, at year end, from the share differences, as Hera is listed in the stock exchange.

The write-downs mainly involved, for 1,594 thousand euro, the company Assoenergia.

Of which, amounts related to related parties:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Dividends from equity investments	75,269	67,075
Capital gains on the sale of equity investments	130	54
Write-downs of equity investments	(1,654)	(1,561)
Total	**73,745**	**65,568**

Dividends from equity investments

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
From related companies:		
Endesa	43,200	35,200
Asm Energy	8,404	4,859
ASMEA	4,950	2,826
ASM Reti	3,457	1,098
Bas SII	2,499	2,000
Bas Power	1,950	-
Selene	1,900	2,386
Retragas	1,776	936
Aprica S.p.A.	1,583	2,326
Plurigas	1,500	9,000
Trentino Servizi	976	911
Bas Omniservizi	700	700
Retrasm	700	350
Aprica Studi	500	300
Ergon Energia	475	200
Sobergas	400	700
Gesi	107	-
Sinergia	100	125
Metamer	50	132
Serio Energia	40	-
Camuna Energia	2	-
Assoenergia	-	2,278
Valgas	-	741
Total	**75,269**	**67,068**
From other companies:		
Hera	10	9
Autostrade Centro Padane	15	18
Serenissima Infracom	15	11
Bergamo Energia	7	7
Total	**47**	**45**
TOTAL	**75,316**	**67,113**

3.13 Income tax

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Current taxes	74,210	72,233
Deferred taxes	(6,854)	612
Total	**67,356**	**72,845**

The amount shown for current taxes relates to corporate income tax (IRES) and regional tax (IRAP) due for the year 2007.

The overall tax rate was 26.6% compared with 34.6% for the previous year. The table below shows a reconciliation between the theoretical and effective tax rate.

	Taxable base	Tax
IRES		
Theoretical tax (33% rate)	253,011	83,492
Income and expenses from equity investments	73,736	(24,333)
Other minor adjustments and taxes adjustment	(12,413)	(4,096)
Total		**55,063**
IRAP		
Theoretical tax (4.25% rate)	253,011	10,753
Financial income and charges	(36,236)	1,540
Income and expenses from equity investments	73,736	(3,134)
Labour costs not relevant for IRAP purposes	86,173	3,662
Other minor adjustments and taxes adjustment	(12,413)	(528)
Total		**12,293**
TOTAL TAXES RECORDED IN THE BALANCE SHEET (IRES + IRAP)		**67,356**

We also emphasize that the effects of the application to deferred tax of the new IRES and IRAP rates laid down by Law 244/07 (budget law for 2008) have been allocated to the item "other minor adjustments and taxes adjustment".

The effects of the posting to the income statement of the change of rate and the estimate of the deferred tax at a different rate from that at which the current tax effects have been calculated caused a significant drop of the average tax rate.

0.3 Attachments

The attachments, which form an integral part of these notes to the accounts, comprise:

1. Statement of changes in intangible assets for the year ending December 31, 2007;
2. Statement of changes in tangible assets for the year ending December 31, 2007;
3. List of investments in subsidiaries and affiliates at December 31, 2007;
4. List of significant investments at December 31, 2007;
5. List of loans at December 31, 2007;
6. Separate annual accounts AEEG Resolution no. 310/01;
7. Information on financial instruments and risks;
8. IFRS 5 for extraordinary operations.

1. Statement of changes in intangible assets

Assets	Opening balance	Amortisation calculated at 12 31 2006	Net value at 12 31 2006	Increases from merger of initial value	Increases from merger of calculated amortisation
Software	6,661,583.69	4,732,057.15	1,929,526.54	6,600.00	4,000.00
Intellectual property rights	**6,661,583.69**	**4,732,057.15**	**1,929,526.54**	**6,600.00**	**4,000.00**
Concessions	20,961,370.22	6,452,640.93	14,508,729.29	-	-
Licences	-	-	-	27,715.03	25,894.29
Trademarks and patents	17,503.28	13,973.48	3,529.80	-	-
Concessions, licences, trademarks and similar rights	**20,978,873.50**	**6,466,614.41**	**14,512,259.09**	**27,715.03**	**25,894.29**
Other expenses	1,327,008.20	1,099,364.06	227,644.14	-	-
Other intangible assets	**1,327,008.20**	**1,099,364.06**	**227,644.14**	-	-
Intangible assets in progress	**150,000.00**	-	**150,000.00**	-	-
Total intangible assets	**29,117,465.39**	**12,298,035.62**	**16,819,429.77**	**34,315.03**	**29,894.29**
Goodwill	**101,181,983.13**	-	**101,181,983.13**	-	-

	Purchases	Reclassifi-cations of initial value	Reclassifi-cations of calculated amortisation	Sales and eliminations of initial value	Sales and eliminations of calculated amortisation	Amortisation	Gross value at 12 31 2007	Amortization and depreciation calculated at 12 31 2007	Net value at 12 31 2007
	3,152,533.03	4,712,500.00	105,138.74	6,454,869.67	1,504,486.58	2,722,061.10	8,078,347.05	6,058,770.41	2,019,576.64
	3,152,533.03	**4,712,500.00**	**105,138.74**	**6,454,869.67**	**1,504,486.58**	**2,722,061.10**	**8,078,347.05**	**6,058,770.41**	**2,019,576.64**
	-	-	-	1,770,025.31	523,227.24	731,736.85	19,191,344.91	6,661,150.54	12,530,194.37
	-	-	-	-	-	455.18	27,705.03	26,349.47	1,355.56
	-	-	-	-	-	1,176.60	17,503.28	15,150.08	2,353.20
	-	**-**	**-**	**1,770,025.31**	**523,227.24**	**733,368.63**	**19,236,563.22**	**6,702,650.09**	**12,533,913.13**
	-	-	-	799,803.12	783,498.53	54,368.42	527,205.08	370,233.95	156,971.13
	-	**-**	**-**	**799,803.12**	**783,498.53**	**54,368.42**	**527,205.08**	**370,233.95**	**156,971.13**
	-	**(150,000.00)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	3,152,533.03	**4,562,500.00**	**105,138.74**	**9,024,698.10**	**2,811,212.35**	**3,509,798.15**	**27,842,115.35**	**13,131,654.45**	**14,710,460.90**
	-	**-**	**-**	**45,701,903.19**	**-**	**-**	**55,480,079.94**	**-**	**55,480,079.94**

2. Statement of changes in tangible assets

Assets	Opening balance	Depreciation funds at 12 31 2006	Net value at 12 31 2006	Increases from Valgas S.p.A. merger	Adjustment of evaluation at fair value
Land and civil buildings	9,150,484.12	240.80	9,150,243.32	32,278.56	-
Plant pertinencee	8,511,898.67	-	8,511,898.67	98,318.55	-
Industrial buildings	116,078,021.65	26,132,322.39	89,945,699.26	2,918,076.42	-
Land and buildings	**133,740,404.44**	**26,132,563.19**	**107,607,841.25**	**3,048,673.53**	**-**
Plants and machinery	1,264,573,136.48	404,340,724.18	860,232,412.30	20,976,189.03	2,604,899.00
Capital grants	(27,296,009.66)	-	(27,296,009.66)	(5,974,003.09)	-
Plants and machinery	**1,237,277,126.82**	**404,340,724.18**	**832,936,402.64**	**15,002,185.94**	**2,604,899.00**
Industrial and commercial equipment	**7,060,883.12**	**4,440,276.50**	**2,620,606.62**	**94,218.30**	**-**
Office furniture and machines	19,021,100.83	14,653,286.38	4,367,814.45	341,022.14	-
Vehicles	28,753,229.46	16,538,749.61	12,214,479.85	131,871.23	-
Material expenses on third party assets	4,796,322.52	3,300,015.22	1,496,307.30	26,444.56	-
Other tangible assets	**52,570,652.81**	**34,492,051.21**	**18,078,601.60**	**499,337.93**	**-**
Plants under construction	23,274,308.00	-	23,274,308.00	374,259.30	-
Advances to suppliers	6,791,219.06	-	6,791,219.06	-	-
Fixed assets in progress and payments on account	**30,065,527.06**	**-**	**30,065,527.06**	**374,259.30**	**-**
Landfills	**32,166,855.41**	**26,290,680.48**	**5,876,174.93**	**-**	**-**
TOTAL TANGIBLE ASSETS	**1,492,881,449.66**	**495,696,295.56**	**997,185,154.10**	**19,018,675.00**	**2,604,899.00**

	Purchases	Sales and eliminations	Reclassifications	Sale of divisions	Closing balance	Depreciation funds at 12 31 2007	Net value at 12 31 2007
	500,349.94	60,552.19	-	5,264,999.09	4,357,561.34	240.80	4,357,320.54
	-	21,655.49	182,669.44	2,793,160.86	5,978,070.31	-	5,978,070.31
	10,949,474.02	86,839.08	8,490,462.19	19,058,518.36	119,290,676.84	24,757,417.65	94,533,259.19
	11,449,823.96	**169,046.76**	**8,673,131.63**	**27,116,678.31**	**129,626,308.49**	**24,757,658.45**	**104,868,650.04**
	75,224,568.91	26,187,255.50	4,449,140.31	363,547,917.96	978,092,760.27	354,681,993.19	623,410,767.08
	(5,709,530.30)	(714,506.70)	-	(6,605,378.13)	(31,659,658.22)	(1,575,905.32)	(30,083,752.90)
	69,515,038.61	**25,472,748.80**	**4,449,140.31**	**356,942,539.83**	**946,433,102.05**	**353,106,087.87**	**593,327,014.18**
	410,533.05	**131,121.88**	**(6,650.00)**	**2,170,830.99**	**5,257,031.60**	**3,585,599.14**	**1,671,432.46**
	872,147.59	1,738,732.26	-	1,389,263.19	17,106,275.11	13,761,438.79	3,344,836.32
	1,108,517.46	1,377,562.23	-	21,304,676.46	7,311,379.46	3,858,244.93	3,453,134.53
	276,610.00	84,290.56	-	1,637,862.71	3,377,223.81	2,666,467.25	710,756.56
	2,257,275.05	**3,200,585.05**	**-**	**24,331,802.36**	**27,794,878.38**	**20,286,150.97**	**7,508,727.41**
	18,512,556.69	224,812.67	(17,678,121.94)	8,523,964.73	15,734,224.65	-	15,734,224.65
	(5,160,552.73)	-	-	-	1,630,666.33	-	1,630,666.33
	13,352,003.96	**224,812.67**	**(17,678,121.94)**	**8,523,964.73**	**17,364,890.98**	**-**	**17,364,890.98**
	183,531.70	**-**	**-**	**32,350,387.11**	**-**	**-**	**-**
	97,168,206.33	**29,198,315.16**	**(4,562,500.00)**	**451,436,203.33**	**1,126,476,211.50**	**401,735,496.43**	**724,740,715.07**

Depreciation funds	Opening balance	Increases from Valgas S.p.A. merger	Adjustment to evaluation at fair value
Land and civil buildings	240.80	-	-
Plants pertinences	-	-	-
Industrial buildings	26,132,322.39	348,149.91	-
Land and buildings	**26,132,563.19**	**348,149.91**	**-**
Plants and machinery	404,340,724.18	1,595,525.24	569,067.95
Capital grants	-	-	-
Plants and machinery	**404,340,724.18**	**1,595,525.24**	**569,067.95**
Industrial and commercial equipment	**4,440,276.50**	**60,327.12**	**-**
Office furniture and machines	14,653,286.38	244,026.12	-
Vehicles	16,538,749.61	68,481.59	-
Material expenses on third party assets	3,300,015.22	13,603.48	-
Other material expenses	**34,492,051.21**	**326,111.19**	**-**
Landfills	**26,290,680.48**	**-**	**-**
TOTAL DEPRECIATION FUNDS	**495,696,295.56**	**2,330,113.46**	**569,067.95**

	Sales and eliminations	Reclassifications	Depreciation	Sale of divisions	Closing balance
	-	-	-	-	240.80
	-	-	-	-	-
	26,787.79	-	3,028,133.43	4,724,400.29	24,757,417.65
	26,787.79	**-**	**3,028,133.43**	**4,724,400.29**	**24,757,658.45**
	14,631,437.18	(104,806.24)	68,036,099.20	105,123,179.96	354,681,993.19
	-	-	(1,575,905.32)	-	(1,575,905.32)
	14,631,437.18	**(104,806.24)**	**66,460,193.88**	**105,123,179.96**	**353,106,087.87**
	102,743.29	**(332.50)**	**667,574.07**	**1,479,502.76**	**3,585,599.14**
	1,607,763.58	-	1,528,476.51	1,056,586.64	13,761,438.79
	1,240,672.47	-	2,547,937.12	14,056,250.92	3,858,244.93
	42,526.48	-	336,287.99	940,912.96	2,666,467.25
	2,890,962.53	**-**	**4,412,701.62**	**16,053,750.52**	**20,286,150.97**
	-	-	**2,061,152.92**	**28,351,833.40**	**-**
	17,651,930.79	**(105,138.74)**	**76,629,755.92**	**155,732,666.93**	**401,735,496.43**

3. List of investments in subsidiaries and affiliates

Company name	Registered office	Share capital	Shareholders' equity	
			Total	Pro-rata share (A)
Subsidiaries				
Abruzzoenergia S.p.A.	San Salvo (CH)	100,607	98,340	88,349
Aprica S.p.A.	Brescia	88,470	94,872	94,844
- Bas Power S.r.l. (*)	Bergamo	21,000	25,283	25,283
- Montichiariambiente S.r.l. (*)	Brescia	1,500	1,534	1,227
Aprica Studi S.r.l.	Brescia	275	924	924
Asm Calore & Servizi S.r.l.	Brescia	10	9	9
Asm Distribuzione Elettricità S.r.l.	Brescia	133,854	133,850	133,850
ASM Energia e Ambiente S.r.l.	Brescia	22,497	29,768	29,768
- Tidonenergie S.r.l. (**)	Piacenza	500	900	900
ASM Energy S.r.l.	Brescia	1,000	9,411	9,411
Asm Reti S.p.A.	Brescia	103,051	150,114	150,114
Asm Servizi S.p.A.	Brescia	500	498	254
Assoenergia S.p.A.	Brescia	126	5,010	4,898
Azienda Servizi Valtrompia S.p.A.	Gardone VT	6,000	7,205	3,493
Bas International S.r.l.	Bergamo	20	17	17
Bas Omniservizi S.r.l.	Bergamo	6,460	9,685	9,685
Bas SII S.p.A.	Bergamo	17,166	22,186	22,182
Bas.Com S.p.A.	Bergamo	2,322	2,046	2,046
Camuna Energia S.r.l.	Cedegolo (BS)	900	911	679
Co.Gas S.p.A.	Brescia	120	193	193
Ecofert S.r.l.	S.Gervasio	1,808	1,940	912
Energen S.r.l.	Brescia	10	9	6
Ostros Energia S.r.l.	Brescia	350	250	200
Retragas S.r.l.	Brescia	34,495	39,239	34,244
Retrasm S.r.l.	Brescia	100	2,530	2,530
Seasm S.r.l.	Brescia	700	642	430
Selene S.p.A.	Brescia	1,549	4,735	4,735
- Itradeplace S.p.A. (***)	Brescia	180	353	353

(*) Company controlled by Aprica S.p.A..
(**) Company controlled by Asmea S.p.A..
(***) Company controlled by Selene S.p.A..

	Profit for the year				
	Total	Pro-rata share	% owned as of 12 31 2007	Book value (B)	Difference (A) - (B)
	(1,798)	(1,615)	89.84	98,429	(10,080)
	2,186	2,185	99.97	91,299	3,545
	4,022	4,022	100.00	-	-
	17	14	80.00	-	-
	426	426	100 00	674	250
	(1)	(1)	100.00	10	(1)
	(4)	(4)	100.00	133,854	(4)
	4,205	4,205	100.00	22,645	7,123
	219	219	100.00	-	-
	7,628	7,628	100.00	1,000	8,411
	5,887	5,887	100.00	198,864	(48,750)
	(2)	(1)	51.00	64	190
	(159)	(155)	97.76	5,848	(950)
	516	250	48.48	3,358	135
	(2)	(2)	100.00	20	(3)
	4,205	4,205	100.00	6,460	3,225
	2,774	2,773	99.98	17,162	5,020
	(302)	(302)	100.00	3,802	(1,756)
	-	-	74.50	1,467	(788)
	(17)	(17)	100.00	120	73
	(52)	(24)	47.00	874	38
	(1)	(1)	67.00	7	(1)
	(216)	(173)	80.00	320	(120)
	1,517	1,324	87.27	30,105	4,139
	993	993	100.00	100	2,430
	(24)	(16)	67.00	469	(39)
	2,392	2,392	100.00	1,548	3,187
	52	52	100.00	-	-

Company name	Registered office	Share capital	Shareholders' equity	
			Total	Pro-rata share (A)
Affiliates				
Asm Novara S.p.A. (°°)	Brescia	1,000	n.d.	n.d.
C'è Gas S.r.l. (****)	Cernusco s/Naviglio (MI)	10	14	6
C.te Mincio S.r.l.	Ponti s/Mincio	11	21	9
Endesa Italia S.p.A. (****)	Roma	700,810	3,473,382	694,676
Ergon Energia S.r.l.	Brescia	600	13,942	6,971
Ergosud S.p.A. (****)	Crotone	100	22,320	11,160
Ge.Si. S.r.l.	Brescia	1,000	2,375	1,128
Giudicarie Gas S.p.A.(****)	Tione di Treno (TN)	1,060	927	367
Lombardia Gas Trader S.r.l. in liquidation	Milano	20	44	10
Metamer S.r.l.	San Salvo (CH)	650	2,373	1,187
Plurigas S.p.A.	Milano	800	35,601	10,680
Serio Energia S.r.l. (****)	Concordia s/Secchia (MO)	1,000	1,160	464
S.E.T. S.p.A. (****)	Toscolano Maderno (BS)	104	889	436
Sviluppo Turistico Lago d'Iseo S.p.A. (****)	Iseo	2,122	1.205	288
Trentino Servizi S.p.A. (****)	Rovereto	224,790	309,734	44,849
Visano Soc. Tratt. Reflui S.c.a.r.l.	Brescia	25	26	10

(****) The data refer to the financial statements closed at December 31, 2006.

(°°) First financial statements at December 31, 2007 not yet approved.

	Profit for the year				
	Total	Pro-rata share	% owned as of 12 31 2007	Book value (B)	Difference (A) - (B)
	n.d.	n.d.	50.00	n.d.	n.d.
	4	2	40.74	1	5
	(1)	-	45.00	6	3
	488,703	97,741	20.00	482,936	211,740
	3,080	1,540	50.00	600	6,371
	(139)	(70)	50.00	14,325	(3,165)
	489	232	47.50	475	653
	(133)	(53)	39.55	455	(88)
	(7)	(2)	23.74	29	(19)
	290	145	50.00	885	302
	20,661	6,198	30.00	240	10,440
	120	48	40.00	400	64
	15	7	49.00	2,208	(1,772)
	(558)	(133)	23.88	752	(464)
	12,095	1,751	14.48	51,000	(6,151)
	-	-	40.00	10	-

4. List of significant investments at December 31, 2007 CONSOB Resolution no. 11971/1999

Company name and registered office	Share capital	% direct	% indirect	Legal title	Shareholder
AbruzzoEnergia S.p.A. Corso Garibaldi, 71 - 66050 - San Salvo (CH)	130,000,000	89.84%		Registered owner	ASM Brescia S.p.A.
Aprica S.p.A. Via Lamarmora, 230 - 25100 - Brescia	88,469,650	99.97%		Registered owner	ASM Brescia S.p.A.
Aprica Studi S.r.l. Via Lamarmora, 230 - 25100 - Brescia	275,000	100%		Registered owner	ASM Brescia S.p.A.
ASM Energia e Ambiente S.r.l. Via Lamarmora, 230 - 25100 - Brescia	22,497,000	100%		Registered owner	ASM Brescia S.p.A.
ASM Calore & Sevizi S.r.l. Via Lamarmora, 230 - 25100 - Brescia	10,000	100%		Registered owner	ASM Brescia S.p.A.
ASM Distribuzione Elettricità S.r.l. Via Lamarmora, 230 - 25100 - Brescia	133,854,260	100%		Registered owner	ASM Brescia S.p.A.
ASM Servizi S.p.A. Via Lamarmora, 230 - 25100 - Brescia	500,000	51%		Registered owner	ASM Brescia S.p.A.
ASM Energy S.r.l. Via Lamarmora, 230 - 25100 - Brescia	1,000,000	100%		Registered owner	ASM Brescia S.p.A.
ASM Novara S.p.A. Via Lamarmora, 230 - 25100 - Brescia	1,000,000	50.00%		Registered owner	ASM Brescia S.p.A.
ASM Reti S.p.A. Via Lamarmora, 230 - 25100 - Brescia	103,050,800	100%		Registered owner	ASM Brescia S.p.A.
Assoenergia S.p.A. (in liquidation) c/o the liquidator Dr. Franco Baiguera Via Dalmazia, 99 - 25125 - Brescia	126,000	97.76%		Registered owner	ASM Brescia S.p.A.
Azienda Servizi Valtrompia S.p.A. Via Matteotti, 325 - 25063 - Gardone Val Trompia (BS)	6,000,000	48.48%		Registered owner	ASM Brescia S.p.A.
Bas.Com S.p.A. Via Codussi, 46 - 24124 - Bergamo	2,322,347	100%		Registered owner	ASM Brescia S.p.A.
Bas - Servizi Idrici Integrati S.p.A. (Bas. SII S.p.A.) Via Codussi, 46 - 24124 - Bergamo	17,166,000	99.98%		Registered owner	ASM Brescia S.p.A.
Bas International S.r.l. Via Codussi, 46 - 24124 - Bergamo	20,000	100%		Registered owner	ASM Brescia S.p.A.
Bas - Ominiservizi S.r.l. Via Codussi, 46 - 24124 - Bergamo	6,460,000	100%		Registered owner	ASM Brescia S.p.A.
Camuna Energia S.r.l. Piazza Roma, 1 - 25051 - Cedegolo (BS)	900,000	74.5%		Registered owner	ASM Brescia S.p.A.
Centrale Termoelettrica del Mincio S.r.l. Via Lamarmora, 230 - 25100 - Brescia	11,000	45%		Registered owner	ASM Brescia S.p.A.
C'è gas S.r.l. Via Monsignor Guidali, 2 - 20063 - Cernusco sul Naviglio (MI)	10,000	40.74%		Registered owner	ASM Brescia S.p.A.
COGAS - Compagnia Del Gas Altoatesina S.p.A. Via Lamarmora, 230 - 25124 - Brescia	120,000	100%		Registered owner	ASM Brescia S.p.A.

Company name and registered office	Share capital	% direct	% indirect	Legal title	Shareholder
Ecofert S.r.l. Via Industriale, 5 - 25020 - S. Gervasio Bresciano (Bs)	1,808,000	47%		Registered owner	ASM Brescia S.p.A.
Energen S.r.l. Via Lamarmora, 230 - 25100 - Brescia	10,000	67%		Registered owner	ASM Brescia S.p.A.
Ergon Energia S.r.l. Via Lamarmora, 230 - 25100 - Brescia	600,000	50%		Registered owner	ASM Brescia S.p.A.
Ergosud S.p.A. Via G. Mangili, 9 - 00197 - Roma	81,447,964	50%		Registered owner	ASM Brescia S.p.A.
Fusio S.r.l. Località La Perla - Frazione Livemmo 25070 - Pertica Alta (Bs)	40,000	19%		Registered owner	ASM Brescia S.p.A.
Giudicarie Gas S.p.A. Via Stenico, 11 - 38079 - Tione (TN)	1,060,000	39.55%		Registered owner	ASM Brescia S.p.A.
Gestione Servizi Integrati S.r.l. (GE.S.I. S.r.l.) Via Lamarmora, 230 - 25100 - Brescia	1,000,000	47.5%		Registered owner	ASM Brescia S.p.A.
Endesa Italia S.p.A. Via Mangili, 9 - 00197 - Roma	700,810,000	20%		Registered owner	ASM Brescia S.p.A.
INN.TEC S.r.l. Piazza Paolo IV, 16 - 25121 - Brescia	918,493	10.887%		Registered owner	ASM Brescia S.p.A.
Lombardia Gas Trader S.r.l. (in short L.G.T. S.r.l.) Via L. Settembrini, 11 - 20124 - Milano (in liquidation) liquidator Ing. Roberto Riccioni	20,000	23.74%		Registered owner	ASM Brescia S.p.A.
Metamer S.r.l. C.so Garibaldi, 71 - 66050 - San Salvo (Ch)	650,000	50%		Registered owner	ASM Brescia S.p.A.
Ostros Energia S.r.l. Via Lamarmora, 230 - 25100 - Brescia	350,000	80%		Registered owner	ASM Brescia S.p.A.
Plurigas S.p.A. C.so Porta Vittoria, 4 - 20100 - Milano	800,000	30%		Registered owner	ASM Brescia S.p.A.
Retragas S.r.l. Via Lamarmora, 230 - 25100 - Brescia	34,494,650	87.27%		Registered owner	ASM Brescia S.p.A.
Retrasm S.r.l. Via Lamarmora, 230 - 25100 - Brescia	100,000	100%		Registered owner	ASM Brescia S.p.A.
Seasm S.r.l. Via Lamarmora, 230 - 25100 - Brescia	700,000	67%		Registered owner	ASM Brescia S.p.A.
Selene S.p.A. Via Lamarmora, 230 - 25100 - Brescia	1,549,371	100%		Registered owner	ASM Brescia S.p.A.
Serio Energia S.r.l. Via Miglioli, 5 - 41033 - Concordia sulla Secchia (Mo)	1,000,000	40%		Registered owner	ASM Brescia S.p.A.
Società Elettrica di Toscolano (SET) S.p.A. Via Trento, 5 - 25088 - Toscolano Maderno (Bs)	104,000	49%		Registered owner	ASM Brescia S.p.A.
Sviluppo Turistico Lago d'Iseo S.p.A. Via Colombera, 2 - 25049 - Iseo (Bs)	1,194,000	23.88%		Registered owner	ASM Brescia S.p.A.
Trentino Servizi S.p.A. Via Manzoni, 24 - 38068 - Rovereto (TN)	224,790,159	14.4754%		Registered owner	ASM Brescia S.p.A.
Visano Società Trattamento Reflui S.c.a.r.l. Via Lamarmora, 230 - 25100 - Brescia	25,000	40%		Registered owner	ASM Brescia S.p.A.
Coges S.p.A. Via Martinengo, 32 - 25020 - Bassano Bresciano (Bs)	1,100,000		32.70%	Registered owner	Aprica S.p.A.
C.B.B.O. S.p.A. Via Industriale, 33/35 - 25016 - Ghedi (Bs)	723,000		25.82%	Registered owner	Aprica S.p.A.
Bas - Power S.r.l. Via Codussi, 46 - 24124 - Bergamo	21,000,000		100%	Registered owner	Aprica S.p.A.
Bergamo Servizi S.r.l. Via Roma, 63 - 24067 - Sarnico (Bg)	10,000		50%	Registered owner	Aprica S.p.A.
Montichiariambiente S.p.A. Via Lamarmora, 230 - 25100 - Brescia	1,500,000		80%	Registered owner	Aprica S.p.A.
TidonEnergie S.r.l. Via Abbondanza, 34 - 29100 - Piacenza	500,000		100%	Registered owner	Asm Energia e Ambiente S.r.l.

Company name and registered office	Share capital	% direct	% indirect	Legal title	Shareholder
Lumenergia Via Monsuello, 154 - 25065 - Lumezzane (Bs)	300,000		33.33%	Registered owner	Asm Energia e Ambiente S.r.l.
Itradeplace S.p.A. Via Lamarmora, 230 - 25100 - Brescia	180,000		100%	Registered owner	Selene S.p.A.
Retragas S.r.l. Via Lamarmora, 230 - 25100 - Brescia	31,597,100		4.72%	Registered owner	ASM Reti S.p.A.
Azienda Servizi Valtrompia S.p.A. Via Matteotti, 325 - 25063 - Gardone Val Trompia (Bs)	6,000,000		0.375%	Registered owner	ASM Reti S.p.A.

5. List of loans

No.	Lender	Div.	Date agreement signed	Annual nominal interest rate %	F = fixed V = variable	
7	Cred. Fond. Cariplo 826.33	CO	07/04/1972	6.00	F	
9	Cassa DD.PP. 99.16	CO	08/25/1982	7.50	F	
12	Cariplo 1,549.37	CO	12/22/1993	5.40	V	
13	IMI BEI 12,911.42	CO	12/21/1995	11.42	F	
14	IMI BEI 12,911.42	CO	12/21/1995	5.04	V	
15	BEI Comit 51,645.69	CO	01/29/1998	5.59	F	
16	BEI Comit 51,645.69	CO	01/12/1998	4.59	F	
19	BEI Comit 25,822.84	CO	12/15/2000	4.61	V	
20	BEI Comit 25,822.84	CO	06/15/2001	4.61	V	
21	BEI 50,000.00	CO	05/31/2004	4.63	V	
22	BEI 25,000.00	CO	12/15/2005	4.63	V	
23	BEI 25,000.00	CO	06/15/2006	4.63	V	
25	Banca di Roma 948.13	CO	12/31/2006	6.10	F	
26	Banco di Sicilia - Unipol	CO	05/20/1994	3.70	V	
27	Banco di Sicilia - Unipol	CO	05/20/1994	3.70	V	
28	Banco di Sicilia - Unipol	CO	05/20/1994	3.70	V	
30	BNL	CO	03/20/1998	3.47	V	
31	Banca Pop. di Bergamo	EP	04/08/1998	3.70	V	
32	Banca Pop. di Bergamo	EP	08/04/1998	3.70	V	
33	Banca Pop. di Bergamo	CO	09/24/2002	3.70	V	
34	Credito Bergamasco	CO	04/09/2004	2.63	V	
35	Unicredit	CO	08/02/2004	3.03	V	
36	Ministero del Tesoro	CO	06/21/1986	6.00	F	
37	Cassa Depositi e Prestiti	CO	11/27/1980	7.50	F	
38	Cassa Depositi e Prestiti	CO	07/23/1980	7.50	F	
39	Cassa Depositi e Prestiti	CO	06/08/1988	7.50	F	
40	Cassa Depositi e Prestiti	CO	07/27/1988	7.50	F	
	TOTAL loans					

Residual amounts as of 12 31 2006	Portion of principal paid from 01 01 2007 to 12 31 2007 (*)	Residual amount as of 12 31 2007	Of which portion of principal to EE paid from 01 01 2008 to 12 31 2008	Long-term residual amount	Of which portion of principal to EE paid from 01 01 2008 to 12 31 2012	Amounts as of 12 31 2012
27.55	27.55	0.00	0.00	-	-	-
58.53	4.11	54.42	4.42	50.00	25.77	28.65
398.24	187.07	211.17	211.17	-	211.17	-
5,594.52	1,185.27	4,409.25	1,316.96	3,092.29	4,409.25	-
3,443.05	860.76	2,582.29	860.76	1,721.53	2,582.28	-
26,974.55	3,904.41	23,070.14	4,126.49	18,943.65	23,070.13	-
27,986.80	3,795.96	24,190.84	3,966.39	20,224.45	21,727.34	2,463.50
16,027.96	1,780.88	14,247.08	1,780.89	12,466.19	8,904.43	5,342.65
16,918.41	1,780.88	15,137.53	1,780.88	13,356.65	8,904.43	6,233.10
100,000.00	3,571.43	96,428.57	7,142.86	89,285.71	62,499.99	33,928.58
948.13	459.60	488.53	488.53	-	488.53	-
413.30	54.18	359.12	57.32	301.80	321.70	37.42
413.30	54.18	359.12	57.32	301.80	321.70	37.42
397.61	52.13	345.48	55.14	290.34	309.48	36.00
821.83	95.37	726.46	101.92	624.54	584.45	142.01
1,009.89	116.52	893.37	124.73	768.64	718.02	175.35
887.48	102.40	785.08	109.61	675.47	630.98	154.10
317.95	43.20	274.75	45.14	229.61	246.93	27.82
1,554.57	601.00	953.57	628.20	325.37	953.57	-
2,770.56	2,770.56	-	-	-	-	-
158.33	49.74	108.59	52.72	55.87	108.59	-
46.90	3.81	43.09	4.10	38.99	23.90	19.19
42.67	3.47	39.20	3.73	35.47	21.75	17.45
143.81	69.26	74.55	74.55	-	74.55	-
115.05	55.40	59.65	59.65	-	59.65	-
207,470.99	**21,629.14**	**185,841.85**	**23,053.48**	**162,788.37**	**137,198.59**	**48,643.24**

6. Separate annual accounts AEEG Resolution no. 310/01

BALANCE SHEET - *Millions of euro*	12 31 2007				
	Elec. Gen.	Elec. Dist.	Gas sale	Other activities	
ASSETS					
Fixed assets					
Intangible assets					
Intellectual property rights				0.00	
Concessions, licences, trademarks and similar rights	320,918.89			12,209,275.48	
Other intangible assets				29,209.30	
Total intangible assets	**320,918.89**	**0.00**	**0.00**	**12,238,484.78**	
Goodwill				10,000.00	
Total goodwill	**0.00**	**0.00**	**0.00**	**10,000.00**	
Tangible assets					
Land and buildings	36,746,457.44			40,649,522.78	
Plants and machinery	271,308,054.51			305,036,675.01	
Commercial and industrial equipment	131,362.54			344,371.58	
Other tangible assets	73,711.95			54,634.25	
Fixed assets in progress and advance payments	1,657,479.84			14,222,479.72	
Total Tangible assets	**309,917,066.28**	**0.00**	**0.00**	**360,307,683.34**	
Financial assets					
Equity investments valued at shareholders' equity					
Investments in subsidiaries					
Investments in affiliates					
Other investments					
Total investments					
Other financial assets					
Derivative valuation assets					
Deferred tax assets	**991,503.33**	**0.00**	**1,413,000.00**	**5,699,553.02**	
Other assets	**554,611.92**	**0.00**	**0.00**	**10,654,828.58**	
Total non-current assets	**311,784,100.42**	**0.00**	**1,413,000.00**	**389,310,549.72**	
Non-current assets held for sale				**0.00**	

	12 31 2007					
	Operational functions not shared	Corporate services A – D	Coprporate services E – K	Not attributable	Elimination	ASM Total
			2,019,576.64			2,019,576.64
			3,718.76			12,533,913.13
			127,761.83			156,971.13
		0.00	**2,151,057.23**	0.00	0.00	**14,710,460.90**
			55,470,079.94			55,480,079.94
			55,470,079.94			**55,480,079.94**
			27,472,669.82			104,868,650.04
			16,982,284.66			593,327,014.18
			1,198,698.34			1,671,432.46
			7,380,381.21			7,508,727.41
			1,481,931.42			17,364,890.98
		0.00	**54,515,965.45**	0.00	0.00	**724,740,715.07**
				1,209,536,221.05	0.00	1,209,536,221.05
				618,498,994.40		618,498,994.40
				591,037,226.65		591,037,226.65
				20,211,168.00		20,211,168.00
				1,229,747,389.05	0.00	**1,229,747,389.05**
				29,770,984.32	0.00	**29,770,984.32**
				29,827.71		**29,827.71**
		13,130,863.82	0.00	0.00	0.00	**21,234,920.17**
		500,000.00	**470,003.75**	0.00	0.00	**12,179,444.25**
		1,272,779,064.90	**112,607,106.37**	**1,259,548,201.08**	0.00	**2,087,893,821.41**
			101,500.00			**101,500.00**

BALANCE SHEET - *Millions of euro*	12 31 2007				
	Elec. Gen.	Elec. Dist.	Gas sale	Other activities	
Inventories					
Raw materials, ancillary materials and consumables	835.11			3,708,862.22	
Total inventories	**835.11**	**0.00**	**0.00**	**3,708,862.22**	
Receivables not classified as fixed assets					
Receivables from customers	60,535,010.33		7,216,901.67	23,328,188.41	
Receivables from Related parties	95,742,844.34		118,854,722.91	80,153,299.14	
Receivables for current taxes	300,520.32			165,921.21	
Miscellaneous receivables	37,100,937.87		244,042.98	2,899,053.31	
Total receivables not classified as fixed assets	**193,679,312.86**	**0.00**	**126,315,667.56**	**106,546,462.07**	
Financial assets not classified as fixed assets					
Current financial assets					
Total financial assets not classified as fixed assets					
Total cash and cash equivalents					
Total current assets	143,661,562.57	14,099,405.16	139,533,529.06	(33,032,829.79)	
Total assets	455,445,662.99	14,099,405.16	140,946,529.06	356,277,719.93	

	12 31 2007					
	Operational functions not shared	Corporate services A – D	Coprporate services E - K	Not attributable	Elimination	ASM Total
			12,610,048.83			16,319,746.16
		0.00	**12,610,048.83**	**0.00**	**0.00**	**16,319,746.16**
			7,948 708.68			99,028,809.09
		284,541,350 55	10,926,432.17			590,218,649.11
		1,174,883.92				1,641,325.45
			2,316,254.53			42,560,288.69
		285,716,234.47	**21,191,395.38**	**0.00**	**0.00**	**733,449,072.34**
				5,726.33		5,726.33
				5,726.33	**0.00**	**5,726.33**
				104,349,399.88	**0.00**	**104,349,399.88**
		599,700,483.34	**(9,589,459.95)**	**104,355,126.21**	**0.00**	**854,123,944.71**
		1,872,479,548.24	**103,119,146.42**	**1,363,903,327.29**	**0.00**	**2,942,119,266.12**

BALANCE SHEET - *Millions of euro*	12 31 2007				
	Elec. Gen.	Elec. Dist.	Gas sale	Other activities	
LIABILITIES					
SHAREHOLDER'S EQUITY					
Share capital					
Capital reserve					
Derivative valuation reserve					
Legal reserve					
IFRS1 reserves					
Reserves for own shares held					
Other reserves					
Profit/loss for the year					
Total shareholders' equity					
Fund for risks and future liabilities					
Deferred tax fund	40,943,091.84		1,591,812.72	41,006,469.89	
Fund for risks and future liabilities	2,131,214.46		4,500,000.00	5,548,403.35	
Total fund for risks and future liabilities	**43,074,306.30**	**0.00**	**6,091,812.72**	**46,554,876.25**	
Staff severance pay and retirement fund	**2,513,799.52**	**0.00**	**0.00**	**4,462,119.64**	
Derivative valuation liabilities				**0.00**	
Long-term payables					
Bonds					
Payables and other financial liabilities					
Long-term payables to Related parties				0.00	
Other liabilities	3,659,363.16			0.00	
Total long-term payables	**7,110,702.99**	**0.00**	**0.00**	**172,808.95**	
Total non-current liabilities	**52,698,808.81**	**0.00**	**6,091,812.72**	**51,189,801.84**	
Current financial payables					
Payables to suppliers	52,600,504.79		50,327,465.41	24,926,645.99	
Short-term payables to Related parties	11,156,091.71		41,019,719.99	23,995,788.90	
Payables for current taxes	5,469.70		1,559.90	122,888.20	
Other payables	31,655,061.58		273,216.19	14,338,317.47	
Total current liabilities	**95,691,467.78**	**0.00**	**91,621,961.49**	**63,426,842.81**	
Total liabilities	**455,445,662.99**	**14,099,405.16**	**140,946,529.06**	**356,277,719.93**	

	12 31 2007					
	Operational functions not shared	Corporate services A – D	Coprporate services E – K	Not attributable	Elimination	ASM Total
				774,305,358.00		774,305,358.00
				213,684,631.20		213,684,631.20
				(6 592,976.58)		(6,592,976.58)
				34,862,903.30		34,862,903.30
				533,064.63		533,064.63
				(5,162,134.64)		(5,162,134.64)
				102,969,436.93		102,969,436.93
				185,654,267.73		185,654,267.73
				1,300,254,550.57	**0.00**	**1,300,254,550.57**
			25,636,969.54			109,178,343.99
			9,576,828.79			21,755,446.61
		0.00	**35,213,798.33**	**0.00**	**0.00**	**130,934,790.60**
		5,051,306.69	**14,429,736.84**	**0.00**	**0.00**	**26,456,962.69**
		9,093,760.81				**9,093,760.81**
				594,130,953.10		594,130,953.10
				164,150,809.07		164,150,809.07
		753,823.83				753,823.83
			11,604.12			3,710,967.28
		755,451,437.22	**11,604.12**	**758,281,762.17**	**0.00**	**762,746,553.28**
		769,596,504.72	**49,655,139.29**	**758,281,762.17**	**0.00**	**929,232,067.38**
				108,275,150.27		108,275,150.27
			21,390,426.71			149,245,042.90
		178,502,478.98	7,561,417.76			262,275,497.34
		17,824,137.96				17,954,055.76
		101,644,250.96	26,972,055.70			174,882,901.90
		405,968,475.92	**55,923,900.17**	**108,275,150.27**	**0.00**	**712,632,648.17**
		1,872,479,548.24	**103,119,146.42**	**2,166,811,463.01**	**0.00**	**2,942,118,266.12**

INCOME STATEMENT - *Millions of euro*	12 31 2007				
	Elec. Gen.	Elec. Dist.	Gas sale	Other activities	
Production value					
Revenues from sales and services	655,740,712.79	100,851,057.24	392,170,580.32	298,096,901.60	
Other income	92,904,345.56	19,254,277.39	20,377,224.60	14,866,866.31	
Contributions to operating costs	76,769,843.81	15,484,000.00		59,995.57	
Other income	16,134,501.75	3,770,277.39	20,377,224.60	14,806,870.74	
Total production value	**748,645,058.35**	**120,105,334.63**	**412,547,804.92**	**312,963,767.91**	
Production costs					
Raw material cost	481,001,188.39	38,032,556.06	378,072,109.38	60,194,030.76	
Service cost	55,400,985.05	20,349,914.38	3,009,494.51	99,755,053.70	
Cost for use of third party assets	457,507.05	222,031.82	20,263.80	2,832,683.75	
Labour cost	9,781,658.22	3,412,868.68	1,951,728.38	37,272,737.29	
Salaries and wages	6,572,549.43	926,315.95	1,364,796.73	24,396,350.94	
Social security costs	2,224,265.68	1,968,376.83	452,684.67	10,321,788.32	
Staff severance pay	630,369.52	555,088.54	127,658.52	3,477,425.56	
Other labour costs	354,473.59	(36,912.64)	6,588.46	(922,827.53)	
Amortisation, depreciation and write-downs	31,750,971.20	13,477,137.32	0.00	27,919,681.34	
Amortisation of intangible assets	27,905.99	1,170,698.38		739,816.93	
Depreciation of tangible assets	31,723,065.21	12,306,438.94		27,179,864.41	
Write-down of receivables for current assets/cash and cash equivalents					
Change in inventories of raw materials, consumables and goods					
Provisions				371,858.08	
Valuation at fair value of assets held for sale					
Other charges	12,03[illegible],709.35	2,943,830.68	1,634,615.31	19,156,308.49	
Total production costs	**590,469,019.27**	**78,438,338.94**	**384,688,211.38**	**247,502,353.41**	
Difference between production value and costs	**158,176,039.08**	**41,666,995.69**	**27,859,593.54**	**65,461,414.50**	
Financial income and charge					
Other financial income					
Interests and other financial charges					
Exchange gain and losses					
Total financial income and charges					
Adjustments of financial assets value					
Income from equity investments					
Charges for equity investments					
Total adjustments of financial assets value					
Profit before tax					
Current income tax for the year					
Deferred income tax for the year					
Profit for the year					

	12 31 2007					
	Operational functions not shared	Corporate services A – D	Coprporate services E – K	Not attributable	Elimination	ASM Total
		1,216.96	300,785.20		(392,778,378.58)	1,054,382,875.53
		3,001,102.08	28,155,939.92	0.00	(15,346,56743)	163,213,188.43
		54 792.89	2,940.00			92,371,572 27
		2,946,309.19	28,152,999 92		(15,346,567.43)	70,841,616.16
		3,002,319.04	**28,456,725.12**	**0.00**	**(408,124,946.01)**	**1,217,596,063.96**
		894,281.13	19,075,268.69		(351,058,581 69)	626,211,852.72
		19,044 328 86	6,958,835.69		(57,038,939.64)	149,479,672.55
		630,271.84	7,588,975.72		(15,417.32)	11,776,316.66
		11,309,807.76	22,445,213.44	0.00	(774.69)	86,173,239.08
		6,592,528.18	12,737,003 14			52,689,644 37
		2,328,046.32	4,497,869.77			21,793,031.59
		2,294,069.08	4,432,224.54			11,516,835.76
		95,164.18	778,115.99		(774 69)	273,827 36
		0.00	6,991,764.21	0.00	0.00	80,139,554.07
			1,671,376 85			3,509,798.15
			5,420 387.36			76 629,755 92
						0.00
						0.00
			5,413,444.74			5,785,302.82
			487,860.00			467,860 00
		5,012,431.51	1,278,417 04		(11,232.67)	42,051,079.72
		36,891,121.10	**72,220,779.53**	**0.00**	**(408,124,946.01)**	**1,002,084,877.62**
		(33,888,802.06)	**(43,764,054.41)**	**0.00**	**0.00**	**215,511,186.34**
				35,037,890.43	(26,431,716 71)	8,606,173.72
				(71,541,165.09)	26,431,716 71	(45,109,448.38)
				267,118 97		267,118.97
				(36,236,155.69)	**0.00**	**(36,236,155.69)**
				75,539,826.37		75,539,826.37
				(1,804,154 95)		(1,804,154 95)
				73,735,671.42	**0.00**	**73,735,671.42**
				253,010,702.07		**253,010,702.07**
				(74,209,862.44)		**(74,209,862.44)**
				6,853,428.10		**6,853,428.10**
				185,654,267.73	**0.00**	**185,654,267.73**

7. Information on financial instruments and risks

Risks management

The ASM Group has developed a global model of risks identification and analysis.

The organizational structure is composed of the Risk Management Committee which represents the main body of guideline of the management strategies of energy and financial risks (strategies illustrated in the "Risk Policies") and every three months reports its activities to the Board of Directors; each month the Risk Management Committee, assisted by the Risk Management Corporate function, checks the net exposure to the risk and, if the maximum reference limits are surpassed, defines adequate hedging policies.

The ASM Group is mainly exposed to the following risks:

- market risk referable to the:
  - price of the commodities and exchange rate connected with the activity in commodity;
  - interest rate;
- liquidity risk;
- credit risk.

The Risk Policies provide, for the market risks, the constant control of the net exposure and of the relative risk level compared to a reference limit.
The method used to calculate the exposure is the Montecarlo method, which makes it possible to assess the impact which the fluctuations of the prices of the commodities and of the interest rates have on the margins. The methodological structure provides the simulation of ten thousand scenarios for each important price variable, according to the volatility and the correlations associated with them, using as average level the forward curves of market. A distribution of probability of the results from which it is possible to extrapolate the maximum expected negative difference, with a confidence level of 95%, is thus obtained.

As from these financial statements, the IFRS 7 becomes applicable for all the companies. This principle incorporates the principles related to the information in the financial statements on financial instruments and risks, previous included in the IAS 30 and IAS 32.

Market risk - Commodity price risk

The company is exposed to the price risk, including the relative exchange rate, on all the energy commodities treated since the purchase, production and sale are influenced by the fluctuation of these prices.

The financial derivatives existing at December 31, 2007 are evaluated at the fair value with reference to the market forward curve and are influenced by the volatility and by the correlations of the commodities that compose the underlying instrument.

On the basis of the Montecarlo method described above, in the following year, the maximum expected loss on financial derivatives is equal to zero (6.9 million euro at December 31, 2006) as no financial derivatives exist at December 31, 2007.

Interest rate risk

The impact of the interest rate risk depends on whether the loan is stipulated at fixed rate (risk on the fair value) or at floating rate (risk on the cash flow).

At December 31, 2007 the company's loan structure is as follows:

- variable rate 25%;
- hedged rate 12%;
- fixed rate 63%.

The hedging policy adopted is aimed at minimizing possible losses due to the fluctuation of the interest rates, privileging the stability of the financial flows. The hedges made are therefore aimed at reducing the volatility of the financial charges through interest rate swap and collar contracts.

On the basis of the Montecarlo method described above, in the following year, the maximum charge for existing loans and existing derivatives (totally the financial charges at risk) is equal to 2.4 million euro (0.4 million euro at December 31, 2006).

As regards the exchange risk of the purchases and sales different from those of commodities, the company, considering the modest amounts and the close expiry dates on which the collections and payments take place, does not deem necessary to make specific hedges. Any unbalances are offset through the purchase or sale of foreign currency.

Liquidity risk

It is the risk that a person finds it difficult to fulfil the obligations connected with financial and commercial liabilities.

ASM Brescia S.p.A. pursues a target of adequate level of financial flexibility expressed by the maintenance of a current treasury margin that permits to hedge the refinancing needs of at least the next 12 months.

The liquidity risk referring to trade payables is naturally covered by the dynamics and quality of the trade receivables and by the consistency of the cash and cash equivalents.
At December 31, 2007 ASM Brescia S.p.A. has payables to suppliers for 149.2 million euro (157.2 million years in the previous year). To this item trade payables to related parties for 90.9 million euro (79.4 million euro in the previous year) are added.
ASM Brescia S.p.A. also manages a centralized treasury service with the majority of its subsidiaries.
Through this agreement, the company can cope with its daily needs for cash drawing, if necessary and duly, not only on its own financial resources, but also on those pertaining to the other companies of the ASM Group.
Due to the adhesion to the centralised treasury system, the liquidity risk for ASM S.p.A. is considered reduced, considering also the rating that it enjoys.

The analysis by expiry of the debt is shown in the following table:

ASM Brescia S.p.A. 12 31 2007 *Millions of euro*	Carrying amount	Time Band			
NON-DERIVED FINANCIAL LIABILITIES		0-3 months	4-12 months	1-5 years	> 5 years
NON-CURRENT LIABILITIES	**(759.0)**	-	-	-	-
Bonds	(594.1)	(1.6)	(25.9)	(110.0)	(722.0)
Payables to banks	(162.8)	-	-	(135.4)	(52.4)
Long-term payables to related parties	(0.8)	-	-	(0.8)	-
Payables to other financers	(1.4)	-	-	(0.8)	(0.6)
CURRENT LIABILITIES	**(279.6)**	-	-	-	-
Payables to banks	(108.1)	(1.1)	(120.2)	-	-
Payables to suppliers	(149.2)	(51.0)	(49.2)	(41.7)	(7.3)
Trade payables to related parties	(90.9)	(18.5)	(22.4)	(35.4)	(14.6)
Financial payables to related parties	(171.3)	(171.0)	(0.4)	-	-
Payables to other financers	(0.2)	-	(0.2)	-	-
TOTAL	**(1038.6)**	-	-	-	-
Derived financial liabilities	-	-	-	-	-
Liabilities for derivative valuation	**(9.1)**	**(1.1)**	**(1.1)**	**(8.7)**	**(51.9)**
TOTAL	**(9.1)**	-	-	-	-

Credit risk

Credit risk is the risk that one of the parties of a financial instrument causes a loss to the other party for not having fulfilled an obligation. It is recalled that the IFRS 7 includes trade receivables in the definition of "financial instrument".

The credit risk is linked:

- to the possibility of the other party's default;
- to the presence of factors of administrative or commercial nature which impede the fulfilment of the obligations by the other party, such as claims on the quality, type, characteristics of the supply or service, on the different interpretation of the contractual clauses, on the characteristics and contents of the accounting/tax documents issued after the transaction etc.

The risk management is assigned to the Administrative Department, together with the Departments involved.

For the management of this risk, selection criteria connected with the possession of creditworthiness rating not lower than a determinate level are used.

For the commercial parties valuation procedures are carried out which determine, if the result is negative, the request for suitable guarantees. Insurance coverages to limit the risk of insolvency have also been stipulated.

Receivables from third parties amount to 99.0 million euro (104.7 million euro in the previous year). Of these amounts, 5.7 million euro refer to invoices to be issued (3 million euro in the previous year).

The receivables that expired over 2 years ago amount to 3 million euro.
The receivables that expired from 121 days to two years ago amount to 7 million euro.
The receivables that have not expired amount to 28 million euro.

Applying the write-down percentages decided at Group level on the basis of the historical percentage of success in recovery, a receivables adjustment fund for 4.3 million euro is obtained.

Clauses on financing contracts

Note that ASM S.p.A. has entered into financing contracts containing the change of control clause, i.e.:

- Bridge financing of 800 thousand euro signed on December 10, 2007 by ASM S.p.A. with Pool Banche, duration 1 year plus 6 + 6 option;
- Financing Loan of 154,937 thousand euro signed by ASM on January 29, 1998, with Intesa San Paolo.

Derivatives

The breakdown of the derivatives used by the company for hedging reasons is shown in the following table.

List of ASM's derivatives at December 31, 2007

Company	Other party	Type	Description	Object	
INTEREST RATE					
ASM	BBVA		Collar on interest rates, with KO	ASM floating-rate loans	
ASM	BBVA	Collar with KO	Collar on interest rates, with KO	ASM floating-rate loans	
ASM	SG	Collar	Collar on interest rates	ASM floating-rate loans	
ASM	SG	Collar	Collar on interest rates	ASM floating-rate variabile	
ASM	SG	Collar	Collar on interest rates	ASM floating-rate loans	
ASM	SG	Collar	Collar on interest rates	ASM floating-rate loans	
EXCHANGE RATE					
ASM	Merrill Lynch	Cross Currency Swap	Swap on euro-yen exchange rate, both for principal and for interests	Aflac loan in Yen	
ASM	Merrill Lynch	Cross Currency Swap	Swap on euro-yen exchange rate, both for principal and for interests	Aflac loan in Yen	

(*) For Plurigas the figures are referred to the % of share owned.

Expiry date	Notional	Payable		Receivable	MTM	Currency
12.15.2009	29,384,617	If Eur 3M <2.30% If Eur 3M >2.30% and <4.85% If Eur 3M >4.85% and <6%	ASM pays 2.30% ASM pays Eur 3M ASM pays 4.85%	Eur 3M act/360 according to BEI formula (average of measurements of 15/6 and 15/9 for payment of 15/12 and average of 15/12 and 15/3 for payment of 15/6)	29,828	12.31.2007
12.15.2009	29,384,617	Reference rate Euribor 3M Floor 2.30%			29,828	12.31.2007
12.15.2012	96,428,571	If Eur 3M <4.16% If 4.16% <Eur 3M <5.50% If Eur 3M >5.50%	ASM pays 4.16% ASM pays Eur 3M ASM pays 5.50%	Eur 3M act/360 according to BEI formula (average of measurements of 15/6 and 15/9 for payment of 15/12 and average of 15/12 and 15/3 for payment of 15/6)	(546,801)	12.31.2007
12.15.2012	96,428,571	Reference rate Euribor 3M Floor 4.16%			(546,801)	12.31.2007
12.31.2010	2,582,284	If Eur 3M <4.16% If 4.16% <Eur 3M <5.50% If Eur 3m >5.50%	ASM pays 4.16% ASM pays Eur 3M ASM pays 5.50%	Eur 3M act/360 according to BEI formula (average of measurements of 15/6 and 15/9 for payment of 15/12 and average of 15/12 and 15/3 for payment of 15/6)	(6,468)	12.31.2007
12.31.2010	2,582,284	Reference rate Euribor 3M Floor 4.16%			(6,468)	12.31.2007
08.10.2036	14,000,000,000 YEN against 98,000,000 EURO	Yen 14,000,000,000 initially 5.405% on € 98,000,000 000 during the transaction, euro 98,000,000 at the end		€ 98 million initially 3.2% on 14 billion yen	(8,540,492)	12.31.2007
08.10.2036	14,000,000,000 YEN against 98,000,000 EURO	Yen loan 14,000,000,000 3.2% against			(8,540,492)	12.31.2007

8. IFRS 5 for extraordinary operations

Economic data included in the ASM 2007 Financial Statements related to the Electricity Distribution Division sold on December 31, 2007 to Asm Elettricità.

ASM electricity distribution branch

Income statement - *Millions of euro*	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Revenues		
1) Revenues from sales and services	101	146
2) Other operating income	19	5
Total production value	**120**	**151**
Operating costs		
1) Raw material, finished products and service costs	74	111
2) Other operating costs	3	3
Total operating costs	**77**	**114**
Labour costs	**3**	**8**
EBITDA	**40**	**29**
Depreciation, amortisation and write-downs	**14**	**16**
EBIT	**26**	**13**
Financial income and charges		
1) Financial income		-
2) Financial charges	(5)	(4)
Total financial income and charges	**(5)**	**(4)**
Other non-operating income	-	-
Other non-operating costs	-	-
Profit before taxes	**21**	**9**
Income tax	**(7)**	**(4)**
NET PROFIT	**14**	**5**

Economic data included in the ASM 2007 Financial Statements related to the Waste Disposal Division sold on December 31, 2007 to Aprica S.p.A..

ASM waste disposal branch

Income statement - *Millions of euro*	**01 01 2007 12 31 2007**	**01 01 2006 12 31 2006**
Revenues		
1) Revenues from sales and services	114	111
2) Other operating income	6	6
Total production value	**120**	**117**
Operating costs		
1) Raw material, finished products and service costs	83	80
2) Other operating costs	4	4
Total operating costs	**87**	**84**
Labour costs	**19**	**20**
EBITDA	**14**	**13**
Depreciation, amortisation and write-downs	**5**	**8**
EBIT	**9**	**5**
Financial income and charges		
1) Financial income	2	1
2) Financial charges		
Total financial income and charges	**2**	**1**
Other non-operating income	–	–
Other non-operating costs	–	–
Profit before taxes	**11**	**6**
Income tax	**(4)**	**(3)**
NET PROFIT	**7**	**3**

Certification of the financial statements pursuant to article 81-*ter* of CONSOB Regulation no. 11971 of May 14, 1999 and subsequent amendments

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Paolo Rundeddu, as Manager in charge of preparing accounting documents of A2A S.p.A. attest the following, taking into account the provisions of article 154-*bis*, paras. 3 and 4, of Decree 58 of February 24, 1998, as subsequently amended:
   - the adequacy in relation to the characteristics of the company, and
   - the effective application,

   of the administrative and accounting procedures for the preparation of the financial statements of ASM S.p.A. during the course year 2007.

2. Note that ASM Brescia S.p.A. and AMSA Holding S.p.A. were merged with AEM S.p.A. with effect from January 1, 2008 and that the company is now called A2A S.p.A..

3. We also attest that the financial statements of ASM S.p.A. at December 31, 2007:
   a) agree with balances on the books of account and accounting entries;
   b) have been prepared in compliance with the International Financial Reporting Standards (IFRS) approved by the European Community in accordance with EC Regulation 1606/2002 of the European Parliament and of the European Council; therefore, as far as we are aware, theu are able to give a true and fair view of the assets and liabilities, results and financial position of the company and of the various companies included in the consolidation.

Milan, March 27, 2008

Giuliano Zuccoli	Paolo Rundeddu
(for the Board of Management)	(Manager in charge of preparing accounting documents)

0.4
Independent Auditors' Report

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
A2A SpA

1 We have audited the financial statements of ASM Brescia SpA as of 31 December 2007, comprising the balance sheet, income statement, changes in shareholders' equity, cash flow statement and related notes. These financial statements are the responsibility of A2A's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report issued on 3 April 2007.

3 In our opinion, the financial statements of ASM Brescia SpA as of 31 December 2007 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the financial position, results of operations, changes in shareholders' equity and cashflows of ASM Brescia SpA for the year then ended.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754 400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526811 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50129 Viale Milton 65 Tel. 055471747 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel 0458002561

PRICEWATERHOUSECOOPERS

4 As reported in the Directors' Report, on 24 December 2007 the merger of ASM Brescia SpA into AEM SpA was finalised with effect from 1 January 2008. The entity resulting from the merger has taken the legal name A2A SpA.

Brescia, 10 April 2008

PricewaterhouseCoopers SpA

Signed by Alberto Carcano
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation

(2)

via Lamarmora 230 - 25124 Brescia
www.a2a.eu

consolidated
financial statements 2007

consolidated financial statements 2007

ASM SPA

Contents

This is a translation of the Italian original "Bilancio consolidato 2007" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

0.1

Consolidated financial statements

Balance sheet

Assets

Millions of euro	Notes	12 31 2007	12 31 2006
NON-CURRENT ASSETS			
Tangible assets	1	1,566	1,421
Real estate investments		-	-
Intangible assets	2	38	37
Goodwill	3	138	138
Investments valuated with the shareholders' equity method	4	829	751
Other non-current financial assets	5	20	20
Non-current derivatives		-	-
Deferred tax assets	6	41	51
Other non-current assets	7	12	46
Total non-current assets		**2,644**	**2,464**
CURRENT ASSETS			
Capital goods held for sale			-
Inventories	8	59	66
Trade receivables	9	736	577
Other current assets	10	85	56
Current financial assets		-	-
Current derivatives	11	8	4
Current tax assets	12	42	29
Cash and cash equivalents	13	154	242
Total current assets		**1,084**	**974**
NON-CURRENT ASSETS HELD FOR SALE	14	-	1
TOTAL ASSETS		**3,728**	**3,439**

Shareholders' equity and liabilities

Millions of euro	Notes	12 31 2007	12 31 2006
SHAREHOLDERS' EQUITY			
Share capital	15	774	774
Share premium reserve	16	147	147
(Own shares)	17	(5)	-
Reserves	18	399	369
Net profit for the year		225	238
Shareholders' equity of the Group		**1,540**	**1,528**
Minority interests		20	6
TOTAL SHAREHOLDERS' EQUITY		**1,560**	**1,534**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	19	962	935
Non-current derivatives	20	10	15
Deferred tax liabilities	21	119	126
Benefits to employees	22	51	42
Funds for risks and future liabilities	23	23	30
Liabilities for landfills	24	82	83
Other non-current liabilities	25	21	31
Total non-current liabilities		**1,268**	**1,262**
CURRENT LIABILITIES			
Trade payables	26	393	337
Other current liabilities	27	279	166
Current financial liabilities	28	201	106
Current derivatives	29	11	
Tax liabilities	30	16	34
Total current liabilities		**900**	**643**
TOTAL LIABILITIES		**2,168**	**1,905**
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		–	–
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**3,728**	**3,439**

Income statement

Millions of euro	Notes	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Revenues			
Revenues from sales and services	31	2,134	1,902
Other operating revenues	32	152	120
Total revenues		**2,286**	**2,022**
Operating costs			
Costs for raw materials, finished products and services	33	1,717	1,499
Other operating costs	34	54	37
Total operating costs		**1,771**	**1,536**
Labour costs	35	**124**	**109**
EBITDA		**391**	**377**
Amortisation, depreciation, allocations and write-downs	36	**116**	**133**
Net operating result		**275**	**244**
Financial income and charges			
Financial income	37	10	9
Financial charges	38	48	45
Share of income and charges deriving from the investments valuation with the shareholders' equity method	39	82	119
Total financial income and charges		**44**	**83**

Millions of euro	Notes	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Other non-operating income		–	–
Other non-operating costs		–	–
Profit before taxes		319	327
Charges for income taxes	40	94	89
OPERATING PROFIT AFTER TAXES		225	238
Net result from non-current assets held for sale	41	–	–
NET PROFIT		225	238
Profit pertaining to third parties		–	–
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP		225	238
Profit per share	42		
- basic		0.291	0.308
- diluted		0.291	0.308

Cash flow statement

Millions of euro	12 31 2007	12 31 2006
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**242**	**82**
Operations		
Net result of the Group for the year	225	-
Non-cash flows:		
Depreciation of tangible assets	99	-
Amortisation of intangible assets	8	-
Change in the allocations of the Benefits to employees funds	9	-
Change in other funds for risks	(7)	-
Change in deferred taxes	(7)	-
Change in liabilities for landfills	(1)	-
Changes in current assets:		
Change in trade receivables and other short-term receivables	(162)	-
Change in the inventories	7	-
Change in trade payables and other short-term payables	155	-
Change in assets held for sale	1	-
Net financial flows from operations	**327**	**328**
Investments		
Net investments in tangible assets	(244)	-
Net investments in intangible assets and goodwill	(9)	-
Investments increases	(78)	-
Purchase/sale of own shares	(5)	-
Net financial flows used in investments	**(336)**	**(320)**
Free cash flow	**(9)**	**8**

Millions of euro	12 31 2007	12 31 2006
Financing activities		
Payables to banks	109	-
Financial receivables from third parties	1	-
Liabilities for financial derivatives	(5)	-
Payables to other financers	14	-
Payables in current accounts to parent company	(2)	-
Payments of liabilities for finance leases	(2)	-
Change in the shareholders' equity of third parties (including the result of third parties)	14	-
Changes in the shareholders' equity of the Group (other than the result of the Group)	(3)	-
Dividends paid	(205)	-
Net financial flows used in the financing activities	**(79)**	**152**
CHANGE IN CASH AND CASH EQUIVALENTS	**(88)**	**160**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**154**	**242**

Statement of changes in Group shareholders' equity

Description - *Millions of euro*	Share capital	Capital reserves		
		Share premium reserve	Reserve for evaluation at fair value capital increase for Bas	
Balance at December 31, 2006	774	147	59	
Ordinary meeting (April 20, 2007):				
- to reserve	-	-	-	
- to dividend	-	-	-	
Ordinary meeting (October 22, 2007):				
- to dividend	-	-	-	
Movements of derivatives evaluated at the cash flow hedge	-	-	-	
Purchase of own shares	-	-	-	
Effects of first IAS/IFRS application to consolidated companies	-	-	-	
Adjustment of shareholders' equity reserves due to modification of tax rates	-	-	-	
Registration of option to purchase share in subsidiary	-	-	-	
Result of the period	-	-	-	
Capital acquired by third parties	-	-	-	
Measurement of profit pertaining to third parties	-	-	-	
Balance at December 31, 2007	774	147	59	
		206		

	Profit reserves				Reserve for derivatives evaluation (cash flow hedge)	IFRS 1 reserve for first IAS application	Profit for the year	Net capital of third parties	Total
	Legal reserve	Designated reserve	Own shares	Other reserves					
	28	13	-	286	(10)	(7)	238	6	1,535
	7	-	-	111	-	-	(118)	-	-
	-	-	-	-	-	-	(120)	-	(120)
	-	-	-	(85)	-	-	-	-	(85)
	-	-	-	-	1	-	-	-	1
	-	-	(5)	-	-	-	-	-	(5)
	-	-	-	(1)	-	-	-	-	(1)
	-	-	-	(1)	-	-	-	-	(1)
	-	-	-	(2)	-	-	-	-	(2)
	-	-	-	-	-	-	225	-	225
	-	-	-	-	-	-	-	14	14
	-	-	-	-	-	-	-	-	-
	35	13	(5)	308	(9)	(7)	225	20	1,560
	351								

Net financial position

Detail and movement - *Millions of euro*	**12 31 2007**	**12 31 2006**
1. Liquidity and short-term securities	**154**	**242**
Initial value	242	-
Change	(88)	-
2. Non-fixed financial assets	**-**	**-**
Initial value	-	-
Change		-
3. Other financial receivables	**-**	**-**
Initial value	-	-
Change	-	-
4. Receivables for derivatives evaluation	**-**	**-**
Initial value		-
Change	-	-
5. Bonds	**(594)**	**(594)**
Initial value	(594)	-
Change	-	-
6. Payables to banks	**(557)**	**(435)**
Initial value	(435)	-
Change	(122)	-
7. Payables to other financers	**(13)**	**(11)**
Initial value	(11)	-
Change	(2)	-
8. Financial payables to parent company	**(1)**	**(3)**
Initial value	(4)	-
Change	3	-
9. Financial receivables/payables from/to other related parties	**-**	**(1)**
Initial value	(1)	-
Change	1	-
10. Payables for derivatives evaluation	**(10)**	**(15)**
Initial value	(15)	-
Change	5	-
Total net financial position (*)	**(1,021)**	**(817)**

(*) The Net Financial Position does not include for accrued interest paid equal to 17 million euro.

0.2

Consolidated financial statements

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Balance sheet

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Assets

Millions of euro	Notes	Consolidated financial statements at 12 31 2007	of which Related Parties	Consolidated financial statements at 12 31 2006	of which Related Parties
NON-CURRENT ASSETS					
Tangible assets	1	1,566		1,421	
Real estate investments				-	
Intangible assets	2	39		37	
Goodwill	3	133		138	
Investments valuated with the shareholders' equity method	4	829		751	
Other non-current financial assets	5	20		20	
Non-current derivatives				-	
Deferred tax assets	6	41		51	
Other non-current assets	7	12		46	36
Total non-current assets		**2,644**		**2,464**	
CURRENT ASSETS					
Capital goods held for sale		-		-	
Inventories	8	59		66	
Trade receivables	9	736	86	577	47
Other current assets	10	63		56	
Current financial assets				-	
Current derivatives	11	8		4	
Current tax assets	12	42		29	
Cash and cash equivalents	13	154		242	
Total current assets		**1,084**		**974**	
NON-CURRENT ASSETS HELD FOR SALE	14	-		1	
TOTAL ASSETS		**3,728**		**3,439**	

Shareholders' equity and liabilities

Millions of euro	Notes	Consolidated financial statements at 12 31 2007	of which Related Parties	Consolidated financial statements at 12 31 2006	of which Related Parties
SHAREHOLDERS' EQUITY					
Share capital	15	774		774	
Share premium reserve	16	147		147	
(Own shares)	17	(5)		-	
Reserves	18	399		369	
Net profit for the year		225		238	
Shareholders' equity of the Group		**1,540**		**1,528**	
Minority interests		20		6	
TOTAL SHAREHOLDERS' EQUITY		**1,560**		**1,534**	
LIABILITIES					
Non-current liabilities					
Non-current financial liabilities	19	962		935	
Non-current derivatives	20	10		15	
Deferred tax liabilities	21	119		126	
Benefits to employees	22	51		42	
Funds for risks and future liabilities	23	23		30	
Liabilities for landfills	24	82		83	
Other non-current liabilities	25	21	1	31	2
Total non-current liabilities		**1,268**		**1,262**	
Current liabilities					
Trade payables	26	393	92	337	52
Other current liabilities	27	279		166	
Current financial liabilities	28	201		106	
Current derivatives	29	11		-	
Tax liabilities	30	16		34	
Total current liabilities		**900**		**643**	
TOTAL LIABILITIES		**2,168**		**1,905**	
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-		-	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**3,728**		**3,439**	

Income statement

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Millions of euro	Notes	01 01 2007 12 31 2007	of which Related Parties	01 01 2006 12 31 2006	of which Related Parties
Revenues					
Revenues from sales and services	31	2,134	115	1,902	82
Other operating revenues	32	152	6	120	1
Total revenues		**2,286**		**2,022**	
Operating costs					
Costs for raw materials, finished products and services	33	1,717	689	1,499	518
Other operating costs	34	54	6	37	6
Total operating costs		**1,771**		**1,536**	
Labour costs	35	**124**	**2**	**109**	**2**
EBITDA		**391**		**377**	
Amortisation, depreciation, allocations and write-downs	36	**116**		**133**	
Net operating result		**275**		**244**	
Financial income and charges					
Financial income	37	10		9	
Financial charges	38	48		45	
Share of income and charges deriving from the investments valuation with the shareholders' equity method	39	82		119	
Total financial income and charges		**44**		**83**	

Millions of euro	Notes	01 01 2007 12 31 2007	of which Related Parties	01 01 2006 12 31 2006	of which Related Parties
Other non-operating income		-		-	
Other non-operating costs		-		-	
Profit before taxes		319		327	
Charges for income taxes	40	94		89	
OPERATING PROFIT AFTER TAXES		225		238	
Net result from non-current assets held for sale	41	-		-	
NET PROFIT		225		238	
Profit pertaining to third parties		-		-	
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP		225		238	
Profit per share	42				
- basic		0.291		0.308	
- diluted		0.291		0.308	

0.3

Notes to the consolidated financial statements

With the entry into force of Regulation 1606/2002, issued by the European Parliament and European Council in July 2002, companies whose securities are authorised for trading in regulated markets of member states of the European Union are required to prepare their consolidated financial statements in accordance with the international accounting standards (IAS/IFRS) issued by the IASB (International Accounting Standard Board) if ratified by the EU and published in the Official Journal of the European Union (OJEC).

Thus, these consolidated financial statements for the ASM Group at December 31, 2007 were prepared in accordance with the above accounting criteria.

It should also be noted that the requirement to adopt IAS/IFRS was confirmed in Italy under legislative decree 38 of February 28, 2005, which also extended the provisions contained in the above-mentioned EU regulation to other areas beyond those related to consolidated accounts of companies with securities authorised for trading in regulated markets.

These explanatory notes also provide the information specifically required by Consob Regulation no. 11971/99 as amended, as well as all supplementary information deemed necessary to provide a true and accurate representation of the group's financial position regardless of whether the law specifically requires this.

These consolidated financial statements have been fully audited by PricewaterhouseCoopers S.p.A. in accordance with Consob regulations.

The items of the balance sheet, profit and loss account and cash flow statement have been compared with the corresponding items of the consolidated financial statements at December 31, 2006, in line with everything provided by the IAS/IFRS.

On January 1, 2008, as per deed of the Notary Mario Mistretta of December 24, 2007, Deed no. 88868, File no. 30498, the merger by incorporation of ASM S.p.A. (now A2A S.p.A.) resolved by the Shareholders' Meeting of October 22, 2007, became effective. After the appointment of the Supervisory Council the company's office was transferred to Brescia.

These consolidated financial statements therefore represent the last consolidated accounting document of the ASM Group.

Accounting policies

General principles

As already indicated, these consolidated financial statements were prepared on the basis of the IAS/IFRS issued by the IASB and ratified by the European Union. The acronym IAS/IFRS here stands for International Accounting Standards and International Financial Reporting Standards, as supplemented by interpretations issued by the IFRIC, previously known as the SIC.

Below is a summary of the accounting principles used by the ASM Group based on IAS/IFRS requirements.

Presentation of financial statements

The financial statements were prepared in accordance with Consob resolution no. 15519/2006.

For the presentation of the balance sheet, ASM has chosen to make a distinction between "current" and "non-current" items.
Items in the profit and loss account are shown in single column format by nature.
The cash flow statement is presented using the indirect method.

These statements provide relevant information on items in the group's accounts. They also comply with the minimum content required by IAS 1.
The presentation used for these consolidated financial statements is the same as that used for those of the companies forming the ASM Group, with the necessary adjustments.

Areas and principles of consolidation

The area of consolidation includes subsidiaries (over which the group exercises its control pursuant to IAS 27 or where the parent company has the power to determine the financial and

operating policies of a company in such a way as to benefit from its operations), affiliates (over which the group is able to exercise significant influence pursuant to IAS 28) and joint ventures (i.e. financial activities subject to joint control pursuant to IAS 31).

The operating results of subsidiaries acquired or sold during the period are included in the consolidated profit and loss account from the actual acquisition date until the actual sale date. If necessary, adjustments are made to the financial statements of subsidiaries to bring them into line with the accounting criteria used by the ASM Group.

The full amounts of the assets, liabilities, costs and revenues of individual group companies, which are consolidated on a line-by-line basis, are included in the consolidated financial statements regardless of the percentage of the company owned, after the elimination of the book value of the Company's related consolidated investments against the group's share of the equity.

The stake of minority shareholders in the net assets of consolidated subsidiaries is reported separately from ASM Group's shareholders' equity. This stake is determined on the basis of the percentage held by them in the fair values of assets and liabilities reported on the original acquisition date and in changes in shareholders' equity after that date. Subsequently, losses attributable to minority shareholders in excess of their applicable share of shareholders' equity are allocated to ASM Group's shareholders' equity unless minority shareholders have a binding obligation and are able to make further investments to cover losses.

All significant unrealised profits and losses resulting from transactions between companies included in the basis of consolidation are eliminated, as are all significant entries resulting in payables, receivables, costs and revenues between ASM Group companies. As in the case of other consolidation adjustments, these adjustments take into account the related deferred tax effect, if applicable.

A list of the companies included in the area of consolidation at December 31, 2007 is appended to this report.

Note that the draft financial statements of consolidated companies at December 31, 2007, which were approved by their respective boards of directors, were used for the purposes of consolidation.

For the companies constituted in the final part of the year which, at statutory level, have chosen to draw up the first financial statements at December 31, 2008 (first year with duration of over 365 days), accounts at December 31, 2007 have been used, taking into account also the low significance of the abovementioned values.

Business combinations

The purchase of subsidiaries is reported using the purchase method. Purchase cost is determined as the total of the current values, on the trade date, of the assets given, liabilities incurred or assumed and financial instruments issued by ASM Group in exchange for control in the company acquired, plus any costs that are directly applicable to the combination.

For the determination of the current value of identifiable assets, the costs associated with acquiring customer lists, where the company is able to monitor the future benefits resulting from such lists, are amortised as a function of the estimated useful life of the related contracts.

Goodwill related to the acquisition is posted as an asset and initially designated at cost, which is represented by the purchase cost surplus less ASM Group's share of the current value of the identifiable assets, liabilities and potential liabilities posted. If, after calculating these values, ASM Group's share of the current value of the identifiable assets, liabilities and potential liabilities exceeds the purchase cost, this surplus is immediately posted to the profit and loss account.
Minority interests in the company purchased are initially calculated as minorities' share of the current value of the assets, liabilities and potential liabilities reported.

Valuation at cost is an alternative option if appropriate information is not available for fair value designation.

Investments in affiliates

An affiliate is a company over which ASM Group is able to exercise significant influence, but not control or joint control, by participating in decisions on the financial and operating policies of the affiliate.

The operating results, assets and liabilities of affiliates are reported in the consolidated financial statements using the equity method with the exception of those investments classified as held for sale (see below) or when their value is not significant, in which case they are carried at cost, if appropriate information is not available for applying the fair value methodology.

Based on this method, investments in affiliates are recorded in the balance sheet at cost adjusted for changes, occurring after the acquisition, in the net assets of the affiliates, minus

any losses in value of the individual equity investments. Losses of affiliates that exceed ASM group's stake in these companies are not recognised unless ASM Group has assumed an obligation to cover these losses. Any surplus of the purchase cost over ASM Group's percentage of the current value of the identifiable assets, liabilities and potential liabilities of the affiliate on the purchase date is reported as goodwill. Goodwill is included in the investment's book value and is subject to impairment test. If the purchase cost is lower than ASM Group's percentage of the fair value of the identifiable assets, liabilities and potential liabilities of the affiliate on the purchase date, the difference is credited to the profit and loss account in the period when the investment was acquired.

Investments in joint ventures

Agreements that involve the establishment of a separate entity in which each investor holds a stake are called joint ventures. ASM Group reports joint ventures using the proportional consolidation method, pursuant to which ASM Group's shares of the assets, liabilities, costs and revenues of the joint venture companies are integrated, line by line, into the equivalent items in the consolidated accounts.

For transactions between an ASM Group company and a joint venture company, all unrealised profits and losses are eliminated to the extent of ASM Group's percentage stake in the joint venture unless unrealised losses serve as evidence of a reduction in the value of the asset transferred.

A company is classified with joint control and is consolidated with the proportional method from the moment that the company starts to be operative. Until this moment, it is evaluated with the equity method.

Non-current assets and liabilities

Intangible assets

These assets are reported at purchase cost including any ancillary charges.

They are amortised on a straight-line basis over their remaining useful life.
Concession fees are amortised on a straight-line basis over the life of the concession or on the basis of the remaining useful life of plants managed under concession.

Regardless of amortisation already recorded, if there is a permanent loss in value, intangible assets are written down by the corresponding amount.

Goodwill

Goodwill resulting from the purchase of a subsidiary or joint venture is the purchase cost minus ASM Group's percentage of the fair value of the identifiable assets, liabilities and potential liabilities of the subsidiary or joint venture on the acquisition date. Goodwill is recorded as an asset and is reviewed annually to determine if there have been any losses in value, which are immediately posted to the profit and loss account and not subsequently written back.

If a subsidiary or joint venture is sold, the related portion of goodwill not yet amortized is included in the determination of the gain or loss from the disposal.

Goodwill resulting from acquisitions made before the IFRS transition date is maintained at values determined using Italian accounting standards on that date, and is subject to impairment tests on that date.

Tangible assets

Tangible assets are reported at their historical, purchase or manufacturing cost including any directly allocable ancillary costs that are necessary to install the asset for the use for which it was purchased or manufactured. This cost is adjusted for any significant increases, resulting from current obligations, in the amount of the estimated cost of dismantling and removing the asset, and the cost of reclaiming the site where the asset is located. Assets consisting of several components of a significant value and with different useful lives are recorded separately.
Assets are depreciated on a straight-line basis every year based on economic and technical rates determined in relation to the remaining useful life of the assets.

Depreciation rates are as follows (the different values for each of these classes of assets refer to the various sectors of activity):

Buildings:

Industrial buildings	2%-4%
Hydroelectric plant buildings	1.5%-3%
Temporary buildings	10%

Plants and machinery:

Hydroelectric plants	3.5%
Thermoelectric plants	7%
Gas reduction chambers	5%
WTE plant	7%
High- and medium-voltage power lines	2%-4%-5.5%
Receivers and substations	3.5%-7%
Power booths, low-voltage lines and lifting equipment	4%-7%
Low-voltage lines	4%
Chlorination and water treatment equipment	5%-8%
Sewer networks	2.5%
Fibre-optic networks	5%
Water, gas and district heating pipelines	2.50%-4%-6.70%
Bypasses and inlets	2.5-4%
Street lighting	4%-5%
Waste collection equipment - general	10%
Electricity metering equipment	5%-10%

Industrial and commercial equipment:

Special equipment related to street cleaning	12%
Miscellaneous industrial equipment	10%-25%
Mobile phones	10%-20%

Other tangible assets:

Office furniture and electronic office equipment	10%-12%-20%
Transport vehicles	10%-12.5%
Automobiles	10%-12.50%-25%
Freely transferable assets	on the basis of the lifetime of the concessions

Land is not depreciated since it has an unlimited useful life. An exception is made for land used for landfills, which, by their nature, are subject to physical deterioration over time.

Landfill sites are depreciated based on the proportion of the site that is filled.

Depreciation is reported starting at the moment when the asset is available for use or is potentially able to provide the economic benefits associated with it.
Regardless of depreciation already recorded, if there is a permanent loss of value, tangible assets are written down by the corresponding amount.

The estimated costs for the closure and post-closure of landfill sites operated under concessions, which are incurred after they are full, are included in non-current liabilities as a balancing entry for the asset to which they are related. The reporting of the charge to the profit and loss account occurs through the depreciation of the tangible asset to which this charge refers.
Incremental and maintenance costs that produce a significant and tangible increase in production capacity or in the security of the assets or that extend the useful life of the assets, are capitalised and are applied as an increase to the asset for which these costs are incurred, and depreciated according to the useful remaining life of the assets to which they refer, which is re-determined based on the benefit provided by these investments.

Ordinary maintenance costs are recorded directly in the profit and loss account.

Leasehold improvements are classified as tangible assets based on the nature of the cost incurred. The depreciation period is the lower of the remaining useful life of the tangible asset and the contract term.

Lease contracts are classified as finance leases whenever the terms of the contract substantially transfer all risks and benefits of ownership to the lessee. All other leases are considered operating leases.

Assets under finance leases are reported as ASM Group assets at their fair value on the contract date adjusted for ancillary charges on the same date and any costs incurred for taking over the contract, or the present value of minimum lease payments due under the lease contract, whichever is lower. The corresponding liability to the lessor is included in the balance sheet under "debts and other financial liabilities". Lease payments are broken down into principal and interest in order to arrive at a constant interest rate for the residual liability. Financial charges are directly allocated to the profit and loss account for the period.

Costs related to lease payments under operating leases are reported in equal amounts based on the term of the contract. Benefits received, or to be received, or paid, or to be paid as an incentive for entering into operating leases are also reported in equal amounts based on the contract term.

Loss in value of tangible and intangible assets

At each annual or interim reporting date, ASM Group reviews the book value of its tangible and intangible assets to determine if there is any sign that these have decreased in value. If such signs exist, the recoverable amount of these assets is estimated in order to determine the amount of any write-down. When it is not possible to estimate the recoverable value of an individual asset, ASM Group makes an estimate of the recoverable value of the cash flow-generating unit to which the asset belongs, identified in the business area. Goodwill is verified annually and at any time there are signs of a potential reduction of value, in order to determine whether there are actual losses in value.

The recoverable value is the higher of the fair value minus sales costs, and the usage value. When determining the usage value, future estimated cash flows are discounted to their present value using a rate, before taxes, that reflects current market valuations of the cash value and specific risks associated with the asset.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than the related book value, it is reduced to the lower recoverable value. A loss in value is immediately recorded in the profit and loss account.

When there is no further justification for maintaining a write-down, the book value of the asset (or cash-generating unit), with the exception of goodwill, is increased to the new value resulting from the estimate of its recoverable value, which is not to exceed the net book value that asset would have assumed if the write-down for the loss of value had not been applied. Any recovery in value is immediately allocated to the profit and loss account.

Financial assets

Financial assets are reported in the accounts on the basis of the trade date, and are initially valued at cost including any charges directly associated with the purchase. On subsequent reporting dates, the financial assets that ASM Group intends, and is able, to hold to maturity (held-to-maturity securities) are reported at their amortised cost less write-downs applied to reflect a loss in value.

For those equity investments, which, on the basis of IAS 39 can be classified as available for sale, the fair value adjustment in subsequent periods is reflected directly in shareholders' equity until they are sold or have declined in value. In this event, total profits or losses previously reported in shareholders' equity are recorded in the profit and loss account for the period.

Losses in value on available-for-sale financial assets which have already been entered in the profit and loss account may not be written back to the profit and loss account.

Severance pay and retirement funds

Severance pay (TFR) is determined by using an actuarial methodology. The amount of benefits accrued during the period by employees is recorded in the profit and loss account under "personnel costs", while the notional (financial) charge that the company would incur if it went to the market with a request for a loan in an amount equal to the TFR fund is allocated to financial income and charges. Actuarial profits and losses that reflect the effects of changes in the actuarial assumptions underlying the calculation are transferred to the profit and loss account.

The benefits guaranteed to the employees supplied at the same time or after the cessation of the labour contract, through defined benefit plans (energy discount and other benefits) or long-term benefit plans (loyalty bonus) are recognized in the period of maturation of the right. The liabilities related to the defined benefit plans, net of any assets at the service of the plan, are determined on the basis of actuarial assumptions and are shown for the period in line with the work services necessary to obtain the benefits. The valuation of the liabilities is made by independent actuaries.

Reserve for risks and future liabilities

Reserves for risks and future liabilities include provisions resulting from current (legal, contractual or implicit) obligations for a past event, the fulfilment of which will probably require the use of resources totalling an amount that can be reliably estimated.

If the impact is significant, the reserves are reported at their present value.

Financial liabilities

Financial liabilities in the form of bonds are initially recorded at cost, corresponding to the fair value of the liability minus transaction costs incurred to obtain the financing. After the initial

reporting, these liabilities are valued at amortised cost using the effective interest rate method.

Capital grants

Grants from the government and other public bodies made in accordance with the law are booked with decrease of the assets to which they refer when there is legal certainty of the right to this grant. This certainty is assumed when the amount is drawn down. In order to include these grants in the results for the year, the portions applicable to individual financial years are credited to the profit and loss account as decrease of the value of the amortization based on the useful life of the assets to which they refer.

Non-current assets classified as held for sale

Assets held for sale are those non-current assets for which ASM Group believes the related value is recoverable mainly through their sale rather than their ongoing use. These balance sheet items are reported at the lower of their book value and fair value less sales costs (IFRS 5). If they are of a significant amount, they are reported in a special section of the balance sheet, while the related operating figures are reported in special accounts of the profit and loss account.

Current assets and liabilities

Inventories

Inventories are stated at the lower of the purchase or manufacturing cost including directly allocable ancillary costs, minus any discounts, allowances and the market value. Cost is determined using the weighted average cost method.

Inventories of obsolete or slow turnover goods are written down according to their use or sale potential.

Receivables and payables

Receivables are initially reported at fair value, represented by the present value of the amount to be collected.

They are then valued at amortised cost and reduced for losses in value.

Cash and cash equivalents

These assets are reported at face value.

Derivatives

Those transactions, which, in compliance with ASM Group's policies for managing the risk of fluctuating interest rates and electricity prices, are eligible for hedge accounting treatment, have been classified as derivatives used for hedging. All other derivatives are classified as "derivatives for trading purposes" even though they were created with the intent of managing risk exposure.

In particular, in the case of cash flow hedges, the portion of profits or losses on the hedging instrument that is considered effective must be recorded directly under shareholders' equity; the ineffective portion of profits and losses must be recorded in the profit and loss account.

With regard to financial instruments that are not used for hedging purposes, IAS 39 requires the differential against the contractual value to be reported in the profit and loss account.

Revenue and cost recognition

Revenues and income, and costs and charges are recorded net of returns, rebates and bonuses, and net of taxes linked directly to the sale and/or provision of services.
Contract work in progress is recorded on the basis of accrued contractual payments based on the progress of the work.

Financial income and charges are recorded in the profit and loss account on an accrual basis.

Dividends are reported at the time shareholders are entitled to receive payment, which normally corresponds to the date of the annual shareholders' meeting that votes on the distribution of dividends.

Dividends received from affiliates are recorded as a reduction to the value of the equity investment (for those valued using the equity method).

Earnings per share

Earnings per share are determined in accordance with the provisions of IAS 33, on the basis of earnings payable to holders of the parent company's ordinary shares and taking into account the weighted average of outstanding ordinary shares during the period (as a reminder, ASM has only issued ordinary shares). ASM has not issued any securities or other instruments that would result in diluted earnings per share differing from basic earnings per share.

Income taxes for the period

Income taxes for the period are the total of current and deferred taxes.

Current taxes are based on the taxable profit for the period. Taxable income differs from the profit reported in the profit and loss account since it excludes positive and negative components that are taxable or deductible in other periods, and it also excludes items that will never be taxable or deductible. The liability for current taxes is calculated using current rates or rates in effect on the annual reporting date.

Deferred and prepaid taxes are those taxes that are expected to be paid or recovered on the temporary differences between the book value of assets and liabilities and the corresponding tax value used in the calculation of taxable income. Deferred tax liabilities are generally recorded for all temporary taxable differences, while deferred tax assets are reported to the extent it is deemed likely that there will be future taxable income that will allow the use of deductible temporary differences. The book value of deferred tax assets is reviewed on each reporting date and reduced to the extent it is no longer likely that there will be sufficient taxable income to allow for the full or partial recovery of these assets.

Deferred assets and liabilities are not recorded if the temporary differences result from goodwill or the initial recording of other assets and liabilities involving transactions (with the exception of business combination transactions) that have no impact on reported or taxable income. Furthermore, deferred tax liabilities are shown on the temporary differences of taxable income referring to investments in subsidiaries, affiliates and joint venture companies, except for the cases where ASM is capable of controlling the annulment of these temporary differences and it is probable that they will not be annulled in the foreseeable future.

Deferred taxes are calculated on the basis of the tax rate that is expected to be in effect at the time the asset is sold or the liability settled. Deferred taxes are directly allocated to the profit and loss account with the exception of those related to items reported directly under

shareholders' equity, in which case the related deferred taxes are also allocated to shareholders' equity. During this year, after the modification of the rates related to direct taxes, the deferred taxes recorded in the previous years were adjusted (law 244/2007 article 1 paragraphs 33, 34, 50, 51).

Deferred tax assets and liabilities are offset when there is a legal right to offset current tax income and expenses, and when they are related to taxes due to the same tax authority, and the company intends to settle current tax assets and liabilities on a net basis.

Tax moratorium

With reference to the infraction procedure notice served on the Italian government in May 1999 by the European Commission in relation to tax relief made available to companies operating as local public utilities that are majority-owned by a public entity, and which adopted S.p.A. (public limited company) status under law 142/90, on August 2, 1999 the Italian government stated in a letter to the Commission that, in particular, the measures referred to in the notice do not constitute state aid.

Based on memorandum IP/02/817 of June 5, 2002, the Commission decided that it did not accept this reply in full; specifically, the Commission considers that the opportunity to benefit from subsidised loans and exemptions from corporate income tax (tax moratorium) does constitute state aid. ASM may therefore have to pay, in whole or in part, the corporate income tax that would have applied without the tax relief, backdated to the start of operations (July 1, 1998), and until the end of the moratorium period (December 31, 1999).

Moreover, in 2002 and 2003, the Italian government, the relevant trade association and the companies concerned filed an appeal against the Commission's decision.

In February 2004, the Italian government asked the Court of Justice to suspend the proceeding initiated by the government against the Commission's decision, in order to allow the pending proceeding to take place at the European Court of First Instance, with which the companies receiving the alleged aid filed appeals.

Note that law 62/2005 ("Provisions for the fulfilment of obligations deriving from Italy's membership of the European Community — Community Law 2004") came into force on May 12, 2005, article 27 of this law, pending the ruling on the appeals lodged with the European Court of Justice, is aimed at regulating the procedure for recovering state aid in relation to the European tax moratorium period. Under this article, in its original form, within 60 days of the law coming into force (i.e. by July 11, 2005), the companies concerned had to submit a tax return for the period in which they benefited from the exemption regime (for ASM this period

runs from July 1, 1998 to December 31, 1999) to the relevant regional tax collection office on a self-assessment basis of the taxes due. The financial authorities would then inform the company if there was any tax to pay, and how much, once the appeals procedure had been completed.

The ASM Group companies concerned (ASM Brescia, on its own behalf and on behalf of BAS Bergamo, the company with which it recently merged, and ASVT), in compliance with the requirements of the aforementioned regulation, submitted the tax return required by article 27 of Law 62/2005 for each of the periods covered by the tax moratorium.

BAS Bergamo (merged into ASM Brescia on January 1, 2005) and ASVT produced no taxable income in the period covered by the moratorium, and these companies are therefore unlikely to be liable for any tax.

The 2006 budget law (article 1, paragraph 132 of law 266 of December 22, 2005) substantially changed the original content of article 27 mentioned above, incorporating many of the comments of companies in the sector and trade associations, and specifying that the recovery procedure would be governed by an interministerial decree, and that authority for recovery would be granted to the interior ministry.

In February 2007, the government issued a decree law (decree law 10 of February 15, 2007, effective from February 16, 2007), stipulating in article 1 that recovery procedures should be determined according to new methods rather than those set out in article 27 of law 62/2005 (as revised by the 2006 budget law).

Specifically, the new text again transferred the authority for recovery from the interior ministry to the tax office, which, on the basis of communications sent by local authorities and the tax returns, pursuant to article 27 of Law 62/2005, submitted by the companies constituted pursuant to Law 142/90, determines the taxes and related interest. In accordance with this regulation within ninety days of the above-mentioned decree coming into force, the tax office will give proper notice of the order to pay the amounts due. The companies receiving the communication will have 30 days to pay.
Regulations expressly provide that customary sanctions, deferral or administrative suspension of payments will not apply to such payments.
The communication containing the order to pay may be contested before a tax committee. There is also a provision to suspend the orders as a precautionary measure, but only in the event of human error, a significant taxpayer error or an obvious calculation error.
Lastly, the above-mentioned decree repealed paragraphs 2-6 of article 27 of law 62/2005, which had introduced several features to protect companies subject to the recovery procedure.

In ASM's case, pending the outcome of the appeals at the Court of First Instance in Luxembourg, which were presented on its own behalf and on behalf of other sector companies and trade associations, European Commission decision 2003/293 of July 5, 2002 was deemed not applicable to ASM because of certain factors specific to its position: in the period under consideration, the services provided by ASM in the territories in which it operates were not yet subject to free competition on an open market.
Furthermore, the tax periods covered by the moratorium (second half of 1998 and the whole of 1999) were subject to a standard calculation (for the purposes of the tax amnesty) pursuant to article 9 of law 289/2002, as properly notified to the European Commission. Any investigation is therefore precluded under the provisions of article 9, paragraph 9 of law 289/2002.
Due in part to the above-mentioned points, ASM and the companies of the ASM Group involved submitted tax returns for the applicable periods pursuant to article 27 of law 62/2005 reporting taxable income of zero.

In April 2007 ASM received the notification of the communication-order ex article 1 of Decree Law 10/2007 from the Brescia Tax Collection Office for the periods 1998 and 1999.
ASM, supported also by the opinion of its tax consultants and community law experts, pointed out to the Brescia Tax Collection Office that the communication-order received did not correspond to the contents and the amount requested as payment in this decree.
At the same time ASM appeared before the Brescia Court, with urgent claim, to request the suspension of the payment.

On May 23, the Tax Collection Office recognized the correctness of the arguments proposed by ASM and annulled the communication-order to pay.
After having examined the contents of the Decree, it is not considered possible that the Tax Collection Office can proceed with the issue of new communications-orders.
However, ASM deems fit to continue with the procedure started in the Court of First Instance of the European Communities in Brussels.

On the basis of the events that took place during this year, the Directors think that the risk of return of the taxes/state aids should be considered substantially reduced considering the provisions of Decree Law 10/2007 and awaiting the closure of the dispute at community level.
For this reason, these accounts contain no provision for this purpose since the Directors believe that the case concerned falls under the definition of potential liabilities in IAS 37: on the basis of available information and the opinion of leading consultants, it is possible — rather than probable — that an amount, currently not deducible, of taxes following a negative result of the whole infraction procedure may be returned.

On January 15, 2008, the Court of First Instance of the European Communities sent ASM and the other companies involved in the proceedings a question to have confirmation that ASM, and the other companies, have effectively enjoyed the benefit. ASM has arranged to supply the required information to the Court.

However, as a precaution, resolutions were approved at ASM shareholders' meetings in previous years not to distribute a portion of available reserves that accrued during the years covered by the tax moratorium (13 million euro) to shareholders. While awaiting the conclusion of the proceedings at community level it was deemed fir to maintain the restriction on the abovementioned reserves.

Tax consolidation scheme

ASM Brescia S.p.A. and some ASM Group companies opted to comply with the provisions of articles 117 *et seq.* of Presidential Decree 917/1986, as amended (national tax consolidation scheme).

As a result, ASM S.p.A. submits ASM Group's annual income tax return (for companies included in consolidation) and pays the relevant corporate income tax (IRES).

Thus, the individual subsidiaries determine the balance of their tax position (taxes payable less advance tax payments) and transfer their taxable profit or tax income to the parent company, which records a receivable (or payable) in relation to the subsidiaries.

In view of the merger by incorporation of ASM S.p.A. in AEM S.p.A., now A2A S.p.A., an interpellation was submitted to the Tax Collection Office to continue to apply the tax consolidation scheme referring to A2A.

Full tax disclosure

By agreement with its shareholders Asm Brescia, Aem Milano and Amgs Genova (now Iride), the affiliate Plurigas opted to use the full disclosure scheme set out at article 115 of Presidential Decree 917/1986 for corporate income tax (IRES) relating to the year.

Interpretation document 2 of the OIC (Italian accounting body) indicates that to achieve full disclosure, companies must report the results of their current and deferred tax positions in their accounts. Together with the other entities noted above that comply with the disclosure agreement, ASM opted to adopt the interpretation contained in the aforementioned principle

starting this year, and determined the amount of receivables and payables relating to Plurigas' deferred taxes that had been allocated in the accounts for the previous year, resulting in an overall insignificant impact on the profit and loss account.

The adoption of the full tax disclosure scheme will, *inter alia*, exempt shareholders from taxation on profits and reserves distributed in the years when this option applied.

It is underlined that, after the merger by incorporation of Asm in Aem (now A2A), the total investments in Plurigas held by A2A, as resulting from the total of the ASM and AEM stakes, is equal to 70%. This causes the cessation of the effectiveness of the provisions of full tax disclosure from January 1, 2008 as the condition provided by article 115 paragraph 1 of Presidential Decree 917/86 no longer exists.

Other information

Co-owned power plants (jointly controlled assets – IAS 31)

ASM co-owns some power plants with other entities. The total values for assets and liabilities are recorded in the accounts based on the various agreements the company has entered into, in proportion to the company's ownership in the co-owned plant: the company responsible for managing the plant debits and credits other co-owned assets on a proportional basis.

The company has the following relationships:

Plant	Owners	% of plant owned
Cassano d'Adda (MI) thermoelectric plant	ASM Brescia S.p.A.	25
	AEM S.p.A. – Milano	75
Ponti sul Mincio (MN) thermoelectric plant	ASM Brescia S.p.A.	45
	AGSM S.p.A.	45
	Aziende Industriali Municipalizzate di Vicenza	5
	Trentino Servizi S.p.A.	5
Diesel Nord (BS) plant	ASM Brescia S.p.A.	94
	Aziende Industriali Municipalizzate di Vicenza	6
Ponte Caffaro (BS) plant	ASM Brescia S.p.A.	16.25
	Caffaro S.p.A.	83.75

Share buy-back

a) First share buy-back programme

ASM S.p.A. shareholders' meeting of April 5, 2006 approved a first share buy-back programme involving a maximum of 15 million shares (1.937% of the share capital). This buy-back was authorized for a period of 18 months and at any rate within the approval date of the financial statements at December 31, 2006 by the Board of Directors and therefore this programme was concluded on March 16, 2007.

b) Second share buy-back programme

The Shareholders' Meeting of ASM S.p.A. of April 20, 2007 resolved a new share buy-back programme which provided the purchase of up to 38,716,000 shares (equal to 5% of the capital). Also this purchase was authorized for a period of 18 months and at any rate within the approval date of the financial statements at December 31, 2007 by the Board of Directors.

At December 31, 2007 ASM owned 1,959,816 shares, equivalent to a value of 5 million euro (0.25% of the capital). Due to the merger by incorporation of ASM in AEM (now A2A S.p.A.) these shares have been annulled and not swapped at January 1, 2008, the date on which the merger comes into force.
The own shares annulled were equal to those provided at the announcement of the project of aggregation (June 4, 2007) and of determination of the share swap ratio.

Distribution of dividends

The shareholders' meeting of April 20, 2007 approved the distribution of profits related to the accounts for 2006. Each of the shares on the market (different from the own shares held by ASM) received a unitary dividend of 15.5382 eurocents. The ex-date was May 28, 2007 with payment from May 31.

The Shareholders' Meeting of October 22, 2007 also resolved to pay an extraordinary dividend of 11 eurocents with ex-date on December 28, 2007. This dividend was distributed by ASM, in the merger with AEM.

Exemptions pursuant to paragraph 4 of article 2423 and article 5 of Legislative Decree 38/2005

No extraordinary situations occurred requiring exemptions to legal provisions relating to company accounts pursuant to paragraph 4 of article 2423, as indicated in paragraph 1 of article 5 of Legislative Decree 38/2005.

Option granted to the Bergamo municipality for the purchase of BAS SII

During the merger of BAS in ASM a draft agreement was drawn up with which ASM granted the Bergamo municipality an option for the repurchase of 50% of the subsidiaries BAS Power, Bas.Com and Sobergas and 100% of the subsidiary BAS SII.

For the subsidiaries other than BAS SII, the option expired on December 31, 2006 without being exercised by the municipality.
As regards BAS SII, the option originally expired on December 31, 2007 but, in December, the ASM Board of Directors agreed to extend its duration until June 30, 2008.

Under the agreement the price of the shares will be based on the market value of the investment at the time when the right of option is exercised. If the parties do not reach an agreement on the value, an Auditor will be chosen who will act as arbitrator between the parties.

The figures provided in these explanatory notes are expressed in millions of euro, unless differently stated.

Notes to the balance sheet items

For ease of comparison, figures indicating the position at December 31, 2006 are also provided.

NON-CURRENT ASSETS

Fixed Assets

Details of intangible (including goodwill) and tangible assets are set out in the appendix. For each item, the historical cost, the accumulated depreciation/amortisation, changes during the period and closing balances at the end of the period are given.

1 Tangible assets

The tangible assets position at December 31, 2007 is shown below.

	12 31 2007			12 31 2006
	Gross value	**Accumulated depreciation**	**Net value**	**Net value**
Land	20		20	19
Buildings	158	(33)	125	108
Plant and machinery	1,552	(537)	1,015	1,018
Industrial and commercial equipment	10	(7)	3	3
Other tangible assets	72	(49)	23	26
Landfill sites	49	(45)	4	6
Freely transferable assets	92	(35)	57	57
Tangible assets under construction and payments on account	319		319	184
Total	**2,272**	**(706)**	**1,566**	**1,421**

"Land" mainly refers to the land and other items relating to the WTE plant, the thermoelectric plants, the district heating/cooling division and the environmental services business. It also includes the value of land on which buildings are located.

"Buildings" refers to buildings and light constructions.

"Plant and machinery" largely comprises transport lines, distribution grids, meters, conductors, gauges, station box instruments and machinery relating to thermoelectric plants and the WTE plant for power generation and district heating plants.

"Industrial and commercial equipment" chiefly includes operating assets relating to services and equipment that supplement the operating and functional capacity of plant and machinery.

The "other tangible assets" line mainly includes office furnishings, vehicles and office electronic equipment.

"Landfills" includes the cost of the Montichiari landfill site, adjusted for closure and post-closure costs in accordance with the methodology set out in IFRIC 1. The changes in this landfill since 2006 were mainly due to depreciation.

"Freely transferable assets" relate chiefly to assets obtained following the acquisition of a company division by Angelo Gadda & C. S.r.l., gas plants in Seriate (acquired following the merger of Bas S.p.A. into Asm Brescia), and gas plants located in Abruzzo and owned by the subsidiary Asm Reti.

Plants include an item amounting to 8 million euro relating to the net value of leased assets (high- and very high-voltage grids), while buildings include the net value of leased assets equal to 1 million euro.

2 Intangible assets

The intangible assets position at December 31, 2007 is shown below.

	12 31 2007			12 31 2006
	Gross value	**Accumulated amortisation**	**Net value**	**Net value**
Intellectual property rights	17	(10)	7	2
Concessions, licences, trademarks and similar rights	24	(9)	15	17
Other	65	(49)	16	18
Total	**106**	**(68)**	**38**	**37**

Intellectual property rights

This item includes software purchasing costs, which are amortised over three to five years.

The change in this item from the previous year was largely due to some software investments made by some companies of the ASM Group.

Concessions, licences, trademarks and similar rights

The cost of acquiring water supply, gas, water treatment and sewerage concessions from various local authorities in the provinces of Brescia and Bergamo is included under this item. These costs are amortised over the lifetime of the concession.

Other

Other intangible assets (less accumulated amortisation) include:

	12 31 2007	12 31 2006
Customer lists	14	16
Other small amounts	2	2
Total	**16**	**18**

The amount shown for customer lists reflects the value of purchases by ASM Group companies of customer lists for which there is evidence that these companies are able to monitor any future benefits derived from such lists. Thus, these amounts are amortised according to their estimated useful life.

The amounts mainly refer to:

- the amount paid by Asmea (an ASM Group sales company) for acquiring customers (7 million euro) of the company purchased from ENEL in 2003, relating to a portion of the grids, and customers in the city and province of Brescia;
- the amount paid by Selene for the customer division of the former BOL and that paid to Tidonenergie in previous years for the acquisition of gas customers for 1 million euro;
- the gas customers acquired in previous years by BAS-Omniservizi (4 million euro);
- the amount of 1 million euro relating to integrated water services that the local authorities of Tavernole, Marcheno and Collio (in 2005) and Lumezzane (in 2006) contributed to ASVT following increases in the share capital of the latter company;

- the value, less than 1 million euro, of the customer list referred to Camuna Energia and deriving from the consolidation of the company from 2007.

3 Goodwill

	12 31 2007	12 31 2006
Goodwill from acquisition of Enel division	46	46
Goodwill from BAS merger	55	55
Goodwill from distribution company in Asm Reti	7	7
Other goodwill	1	1
Goodwill from Itradeplace consolidation	1	1
Goodwill from Asm Reti consolidation	26	23
Goodwill from Assoenergia consolidation	1	1
Goodwill from Ergon consolidation	1	1
Goodwill from Sobergas consolidation	-	3
Total	**138**	**138**

Goodwill mainly refers to:

- ASM's acquisition of the electricity distribution division from ENEL for 46 million euro. This division, which was purchased in previous periods, represents a significant portion of the electrical grids in the province of Brescia;
- the goodwill of 55 million euro arising from the merger of BAS S.p.A. with ASM. Note that in 2005, considering the share exchange ratio set by the auditing firm appointed by the court of Brescia, ASM launched a capital increase of 38,734,500 shares (nominal value: 1 million euro). As required by IFRS 3, this capital increase was stated at fair value taking into account the market values of ASM shares on the date the controlling interest was acquired (2.52 euro per share on December 29, 2004). Since the net value of the shareholders' equity in the BAS accounts considered for acquisition purposes amounted to 47 million euro, the gross goodwill figure was 52 million euro, taking into account the merger costs incurred by ASM. This goodwill was partially adjusted in 2005 to reconcile BAS values with the values drawn from the proper accounting standards used by the ASM Group resulting in net goodwill of 55 million euro;
- the value of goodwill reported by ASM Reti following the mergers in 2004. On that occasion ASM Reti recorded goodwill relating to merger deficits at a historical cost of:
  - 1 million euro for the Tidone Gas merger;

- 2 million euro for the Gastecnica Reggiana merger;
- 1 million euro for the Alfa Metano merger;
- 3 million euro for the Gas Orobica merger.

With reference to the current period, impairment tests conducted pursuant to IAS 36 did not result in any information that would indicate that the values associated with the goodwill were irrecoverable, and therefore these values were not written down.

In particular, as regards the goodwill for the merger of BAS S.p.A. the possibility of recovering the value was checked with the methods required by IAS 36 (impairment).
In this sphere, the net present value of the CGU (cash generation units) that form the total goodwill was determined.
In particular, the analysis showed that the CGU are formed by the activities acquired and exercised by the companies that formed the BAS Group (Bas Power, Bas Omniservizi, Bas SII, Bas.Com) and from the activities merged in ASM (heat management, facility management, street lighting, etc.).
This value was higher than the value recognized during acquisition using a WACC of 7%.

As regards the goodwill assigned to the ENEL grids, the valuation identified a net present value of 139.45 million euro for only the power distribution division compared to 138.7 million euro deriving from the original valuation. Of these values, through a survey carried out by an independent expert, it emerged that the greater value that can be allocated to the assets was, at the act of acquisition, and is still, equal to roughly 83 million euro.

Goodwill from consolidation refers to the positive differences between the book value of the consolidated investments and the corresponding portion of shareholders' equity attributable to the assets and liabilities of same.

During 2007, Sober Gas was merged by incorporation in ASM Reti. Through this operation, the goodwill from consolidation at December 31, 2006, referred to Sober Gas, was absorbed in the calculation of the difference of consolidation of ASM Reti.

With reference to the present year now closing, from the checks made (IAS 36) no further indicators or other situations which make the values assigned to goodwill and to the differences of consolidation considered non-recoverable emerged and therefore these were not written down.

Once again, from the checks made, no situation which required an adjustment of the recorded values (impairment) arose.

4 Equity investments valued at equity

Equity investments at December 31, 2007 comprised:

	12 31 2007		12 31 2006	
	% owned	Book value	% owned	Book value
Endesa Italia S.p.A.	20.00	721	20.00	684
Trentino Servizi S.p.A.	14.48	51	14.48	51
Ergosud S.p.A.	50.00	51	50.00	14
SET - Società Elettrica Toscolano S.p.A.	49.00	2	-	-
LumEnergia S.p.A.	33.33	1	-	-
Asm Novara S.p.A.	50.00	1	-	-
Coges S.p.A.	32.69	1	32.39	1
(Bergamo Servizi/CBBO/Cle Mincio/ C'è Gas/Giudicarie gas/Lombardia Gas Trader/Serio Energia/Sviluppo Turistico lago d'Iseo/Visano)	-	1	-	1
Total	-	829	-	751

Endesa Italia

The company owns 20% of Endesa Italia S.p.A., which during 2001 incorporated Elettrogen, the first genco sold off by ENEL.

In the first half of 2005, ASM exercised an option purchased earlier thereby increasing its stake by 5.33% (to the current level of 20%). The price paid on that occasion included a premium of 26 million euro over the portion of equity held. This value is deemed to be allocable to the higher value of the assets (power plants), which was also recognised at the time of the asset valuation performed in accordance with the revaluation done by the company solely for tax purposes in accordance with law 266 of December 23, 2005 and is consequently amortized in the period.

Given the use of the equity valuation method, the value of the shareholding at December 31, 2007 included a pro rata portion of the subsidiary's results, which led to the posting of income from equity investments totalling 81 million euro.

Dividends approved and received from the subsidiary in 2007 totalled 43 million euro.

Trentino Servizi

In 2001, ASM acquired 20% of Trentino Servizi S.p.A. for 51 million euro. ASM's portion of shareholders' equity for the Trentino Servizi Group at the acquisition date was 37 million euro.

The difference of 14 million euro represents the premium paid to take into account the strategic initiatives that the company intends to develop.
The launch of these initiatives, which occurred later than originally planned, came in 2004 following the agreement reached between ENEL and the Autonomous Province of Trento regarding the acquisition of the entire electricity grid for the province of Trento on behalf of SET S.r.l., a subsidiary of Trentino Servizi.
The premium is expected to be fully recoverable, as the company's potential and strategic initiatives continue to exist.
Following the transactions surrounding the merger of ASM Rovereto and SIT Trento into Trentino Servizi (which already held a controlling stake in those companies), ASM's stake in Trentino Servizi fell from 20% to 14.79%. In 2004, a reserved capital increase without pre-emption rights was carried out for the purpose of facilitating the entry of a new shareholder. The capital increase was accomplished via the transfer of a business complex including power plants in the town of Ala. Following this transaction, ASM's stake fell further to 14.48%.
Since ASM's influence continues to be significant, it was deemed appropriate to keep this company among its affiliated companies in light of the business agreements and relationships between shareholders.

Other related investments

In May 2007 33.33% of Lumenergia S.p.A. and 49% of SET - Società Elettrica Toscolano Maderno S.p.A. were acquired.

Lumenergia mainly operates in the sale of electricity, while SET owns power production plants in the province of Brescia.

During this period Ergosud completed a capital increase which involved, among the other things, the charge to capital of a loan made by the shareholders in previous years.
In fact, until the past year, ASM had posted this loan in "other non-current assets" for 36 million euro, waiting for Ergosud to formally close this increase. Consequently, the above amount was added to the investment.

On August 2, 2007 Asm Novara S.p.A., in which ASM has a 50% share, was constituted.

During the present year the sale of the 30% held in Enerfin S.r.l. was completed.

5 Other non-current financial assets

This item refers to the value at December 31, 2007 of the investments in other companies:

	12 31 2007		12 31 2006	
	% owned	Book value	% owned	Book value
Infracom S.p.A.	1.60	7	1.60	7
Immobiliare Fiera di Brescia S.p.A.	9.44	5	9.20	6
Autostrade Centro Padane S.p.A.	1.63	1	1.63	1
Autostrade Lombarde S.p.A.	2.50	2	2.50	2
Emit S.p.A.	10.00	1	10.00	1
Brescia Mobilità S.p.A.	0.33	1	0.33	1
Secoval S.r.l.	6.05	1	6.05	-
(AQM/Fusio/Isfor/Hera/INNTEC/Brixia Expo/ Bergamo Energia/Exe.ge.SI/Stradivaria/Stea/ Arte Savona Progetto/ Gesitalia/Liro/Livo/ Gardone 2000/ACB Servizi/Tre Valli S.p.A./ Consorzio Leap/ANCCP/GAL Garda Valsabbia/Alesa/Società di progetto Brebemi/ Banca PMI/Ge.P.Im./Cramer/Consorzio Intellimech/Morina S.r.l.)	-	2	-	2
Total	-	20	-	20

During the present year, Immobiliare Fiera di Brescia made a proportional de-merger creating the company Brixia Expo. ASM therefore also holds 9.44% of this company.
Immobiliare Fiera di Brescia exercises only the real estate activity of construction and realization of the Brescia trade fair district, while Brixia Expo exercises the activity of organization and management of the trade fairs.

ASM also holds 6.05% of Secoval, company which manages some public services in Valsabbia (Brescia), among them tax collection and cartography.

Furthermore, it is reasonable to assume that the book value of the stake in Infracom S.p.A. is accurate in comparison with other acquisitions of shareholdings in 2005 that followed ASM's purchase of a 1.6% interest in the company.

In the rationalization of the shareholdings held by ASM S.p.A., during this period the minority stake in Fravt was sold and the shareholding in AQM was reduced from 11.47% to 8.18%.

For the remaining companies, whose value in terms of portion of equity held or value recorded in the accounts is not significant, an active market cannot be identified and there is no information available that can be used to determine the fair value of the investments in a reliable manner. The valuation of these equity investments thus remained unchanged, at cost.

6 Deferred tax assets

At December 31, 2007, the balance was as follows:

	12 31 2007	12 31 2006
Deferred tax on conferment of gas division in ASM Reti	9	11
Deferred tax on provisions and reserves	8	16
Deferred tax on employee benefits	4	-
Deferred tax on issue of capital grants	5	5
Deferred tax on derivatives	3	4
Deferred tax on taxation of goodwill	2	2
Deferred tax on excess loan write-downs	1	-
Deferred tax on depreciation pursuant to article 102-*bis* of the TUIR law	1	2
Other minor items and consolidation effects	8	6
Deferred tax on plant write-downs	-	3
Deferred tax on write-downs in respect of meters		2
Total	41	51

A summary of the information relating to these items is given below:

- As from October 1, 2006, ASM has conferred to Cige the entire gas distribution activity. The operation was due, on one hand, to the need to rationalize and reorganize the activities carried out by the companies of the ASM Group, and on the other to fully implement the indications of the regulations concerning the company's separation of the gas distribution activities (see Law Decree 164/2000, the EC Instructions nos. 54/03 and 55/03, and Law 239/04). The conferred division was submitted to a special expert's opinion by Professor Antonio Porteri of the University of Brescia, in accordance with the decree of appointment issued by the Presiding Judge of the Brescia Court on November 28, 2005. On July 17, 2006, the expert delivered to ASM the assessment asserted before the notary Mistretta in Brescia. The value of the division was determined as 133.8 million euro, compared to an accounted shareholders' equity related to the accounting situation of reference at December 31, 2005 of 105 million euro, with a greater recognized value of 29 million euro. On this greater value, Cige posted receivables for prepaid tax for 9 million euro. The change compared to the previous year is due solely to the modification of the theoretical tax rates after the introduction of the budget law for 2008.

- The amount of deferred tax on provisions and reserves totalled 8 million euro. This relates to deferred tax assets recorded in respect of taxed reserves. Specifically, the reserves relate to stock obsolescence; the legal dispute with the local finance office (UTF); the INPS (Italian National Social Security) litigation, and other liability reserves (see the section on reserves under liabilities for more details), and on the reserve for interest to the Autonomous Province of Trento (APT) in relation to Valgas, and starting this year, on the reserve for the litigation concerning AEEG resolution 248/04 (see the section on reserves for more details). Note that the deferred tax assets in the provision for the INPS litigation, the taxed reserves for write-down provisions and the repayment of APT interest relate solely to corporate tax (IRES). The decrease compared to the previous year refers to the issue of some funds allocated in previous years. In particular, the funds to cover the litigation on AEEG resolution 284/04 were decreased by 8 million euro.

- Deferred taxes on employee benefits. From the present year, applying the calculation methods provided by IAS 19, the effects of the employee benefits were tangible and they were therefore shown in the financial statements. Consequently, the deferred taxes on the relative liabilities were allocated.

- This item also includes 5 million euro in deferred tax on capital grants. Several ASM Group companies have received capital grants from government and private agencies in relation to assets for which accelerated depreciation will be used for income reporting purposes. In accordance with tax regulations, these amounts are higher than those recorded in the income statement, which merely states the economic and technical depreciation rate. In addition, these companies have capital grants obtained under contract with private entities. These grants, (which from a statutory point of view should be recorded in accordance with the economic and technical depreciation rate of the assets to which they refer), are considered as wholly taxable income in the year (article 85, paragraph 1, point g) of Presidential Decree 917/86).

- The deferred taxes on derivatives reflect the value of the taxes on the derivatives posted to the liabilities or to shareholders' equity in accordance with the accounting rules indicated in IAS 39. In particular, these liabilities are considered non-deductible and reported at taxes. In particular, this value reflects the deferred tax assets calculated on a cross currency swap stipulated during 2006 by ASM on the euro/yen exchange after the issue of a thirty-year yen-denominated bond.

- This item also includes 2 million euro in deferred tax assets calculated on the difference between the amount of amortisation recognised for reporting purposes and the amount allowed for tax purposes. Starting in the previous year, tax laws increased the period over which the deductibility of goodwill amortisation could be calculated from 10 to 18 years. This is the reason for the significant increase over the previous year.
- The 2006 budget law (law 266 of December 22, 2005) introduced the new article 102-*bis* of the consolidated finance law (TUIR) which governs the tax deductibility of depreciation on tangible assets by companies operating in the distribution and transmission of electricity and gas. Among other things, this measure largely aligned key depreciation rates for tax purposes with rates specified in tables 1 and 2 of the Authority's resolutions under the heading "conventional tariff duration for infrastructures" attached to resolution 166 of July 29, 2005 and resolution 170 of September 29, 2004 (which was extended with resolution 206 of September 30, 2005) for the transmission and distribution respectively of natural gas, and in appendix 1 of the technical report in resolution 5 of January 30, 2004 for the transmission and distribution of electricity under the heading "allowable invested capital and useful life of assets". Deferred tax assets were reported on the amounts of depreciation allocated for reporting purposes in excess of the amount allowed for tax purposes.
- The item also includes, for 0.3 million euro, deferred taxes on plants write-down. These taxes refer to the write-down made to the assets of the Cassano power plant. For the plants not yet physically scrapped at the end of the year but eliminated from the production cycle, in past years the charge of the impairment (non-deductible) was recorded awaiting that with the continuation of the scrapping process these charges can be effectively deducted. During the year, a significant part of the assets on which these taxes were calculated was physically eliminated.
- Deferred tax assets on past losses refer to provisions made by a company of the former BAS group for losses generated in previous periods, and in relation to which it is likely that taxable income will be produced that can be offset by such losses.
- Deferred taxes on meters write-down. These taxes referred to the write-down made to the electricity meters that were completely substituted during this year. On the traditional meters still in operation at the end of the last year, impairment tests to check the possibility of recovering their value had been carried out. In the amount written down in the income statement in the past year (5 million euro) the relative deferred taxes had been allocated. During 2007, the entire range of traditional meters posted to assets was sold or scrapped.

Deferred tax has been calculated using the theoretical tax rate (27.5% for IRES and 3.90% for IRAP).

7 Other non- current assets

At December 31, 2007, other non-current assets broke down as follows:

	12 31 2007	12 31 2006
Costs incurred in converting users to gas and district heating	6	5
Management expenses for buildings owned by third parties	4	3
Other	2	2
Other due from affiliates:		
Amounts due from Ergosud for future share capital increase/non-interest bearing loan	-	36
Total	**12**	**46**

The costs incurred in converting users to district heating and gas equal to 6 million euro include the residual value of the costs of converting traditional heating systems for connection to the district heating network, and the cost of converting plants for methane gas operation. These costs are allocated to the profit and loss account over a period of five years.

Management expenses for buildings owned by third parties refer to the expenses incurred over several years to upgrade third-party installations as required by heat service agreements signed by ASM S.p.A. and other ASM Group companies. These expenses are allocated to the profit and loss account over the term of the agreements in proportion to the related revenues.

The decrease of the item "amounts from Ergosud" which took place during this year, is commented in the notes on shareholdings in affiliates.

"Other" includes receivables for security deposits (2 million euro).

CURRENT ASSETS

8 Inventories

Inventories break down as follows:

	12 31 2007			12 31 2006
	Gross value	**Write-downs**	**Net value**	**Net value**
Raw materials and consumables	64	(5)	59	66
Total	**64**	**(5)**	**59**	**66**

Inventories largely consist of materials and equipment principally earmarked for the maintenance and running of operational plants (thus reflecting normal inventory requirements), and Plurigas gas stocks.

The inventory valuation has been adjusted to take into account materials with slow turnover through the provision of an obsolescence reserve.

9 Trade receivables

This item breaks down as follows:

	12 31 2007	12 31 2006
Receivables from customers	650	530
Receivables from related parties	86	47
Total	**736**	**577**

Receivables from customers

This item relates to trade receivables, and is shown after write-down provisions as follows:

	12 31 2007	12 31 2006
Customers	352	310
Unmetered customers	312	235
(Write-down reserve receivables from customers)	(14)	(15)
Total	**650**	**530**

"Receivables from customers" relate to bills and invoices mainly issued in respect of the supply of electricity, gas, heat and water.

The increase in receivables was due to the expansion of ASM Group's operations.

For unmetered usage customers, the receivables listed relate to the bills and invoices issued during the year, which were dispatched after the end of the period.

All receivables are due within one year.

Receivables from related parties

	12 31 2007	12 31 2006
Receivables from affiliated companies	70	36
Receivables from parent company	12	8
Receivables from other Related Parties	4	3
Total	**86**	**47**

"From affiliated companies" includes the portion of receivables (not eliminated) from companies consolidated proportionately.

Of this amount, 35 million euro relates to Ergon Energia, primarily for electricity supply services, and 1 million euro originates from commercial transactions with Metamer (for methane gas distribution services), and 19 million euro refers to Plurigas.

This item also includes a receivable of 8 million euro from Endesa for providing services and supplying electricity and 3 million euro for supplying gas to the affiliate C'è gas.
Remaining receivables from affiliates mainly apply to goods and services provided to Coges and other smaller affiliates.

"From parent company" relates to receivables from the Brescia local authority for electricity, gas, water and heat services and supply, or urban regeneration programmes carried out under a memorandum of understanding signed by the local authority and the group. Please see the report on operations for further details.

These receivables break down as follows:

	12 31 2007	12 31 2006
Receivables in respect of fee for street lighting services - second half	2	2
Receivables for supplies	3	3
Receivables for accrued building management services	2	1
Receivables for other goods and services	5	2
Total	**12**	**8**

"From other related parties" relates to the Bergamo local authority, primarily for services and the supply of gas and water.

10 Other current assets

This item refers to other receivables, of which the balance at December 31, 2007 breaks down as follows:

	12 31 2007	12 31 2006
Receivables from co-owners of Mincio and Cassano plants	35	36
Receivables from CCSE (Cassa Conguaglio del Settore Elettrico) for electricity distribution charges equalization	25	7
Receivables from CCSE for energy efficiency certificates and service continuity discount	4	4
Advances to suppliers	14	1
Policy premiums and ownership taxes/other accrued income	5	6
Other minor receivables	2	2
Total	**85**	**56**

Receivables from co-owners were largely due to goods and services charged to other joint owners.

With regard to the Mincio plant (co-owners: ASM Brescia S.p.A., AGSM Verona S.p.A., AIM Vicenza and Trentino Servizi), ASM covers the running costs (mostly fuel) and charges its co-owners the appropriate amount according to their share in the plant. This item also includes receivables from these parties in respect of the dispute regarding water usage fees, described under the section "Other payables".

Receivables from co-owners of the Mincio and Cassano plants break down as follows:

	12 31 2007	12 31 2006
A.G.S.M. Verona	19	18
Trentino Servizi S.p.A.	2	3
A.I.M. Vicenza	5	3
A.E.M. Milano	9	12
Total	35	36

Receivables from the Cassa Conguaglio del Settore Elettrico relate to the provisions for the equalisation of electricity charges for 11 million euro introduced under AEEG resolution 5/04. Since some ASM Group companies are entitled to receive this income, a conservative amount was included in this period ending December 31, 2007.

As from this year, the item also includes 14 million euro for the institution of the specific company equalization and referred to the Brescia electricity distribution grid. In particular, on the basis of resolution 8/08 the AEEG approved the value of the specific company correction factor, for the company Asm Distribuzione Elettricità S.r.l.. On the basis of the indications contained in this resolution and the correspondence with the AEEG, a cautious quantification of the income was made. The ASM Group is also continuing the activities aimed at the recognition of the institution of the specific equalization for the electricity distribution division acquired from ENEL and related to a significant portion of the province of Brescia.

The receivable for continuity of supply represents the amount due from the AEEG for efficiency in limiting unscheduled interruptions to the electricity supply.

The receivable from the CCSE for energy efficiency certificates equal to 4 million euro reflects the value of these certificates in relation to projects aimed at energy savings for which the AEEG successfully concluded testing and recognised the right to register for these certificates. These certificates are recorded at the prices set by the AEEG and paid to the company at the time of the periodic annulment procedures for certificates corresponding to the annual objectives that are set for distributors by the AEEG.

The increase of the item "advances to suppliers" refers, for 10 million euro, to the advances to GSE for purchases of CIP 6 electricity from the company Società Asm Energy.

11 Current derivatives

As reported in the comments on inventories, this item includes 2 million euro for a derivative contract entered into by Plurigas for commodities (gas). This derivative is valued using the methodology required by IAS 39 (fair value hedge).

It also includes the positive mark to market of two hedging derivatives on energy commodities, based on two-way differential between the hourly Domestic Single Price (PUN) and a fixed price for 6 million euro.

12 Assets for current taxes

This item breaks down as follows:

	12 31 2007	12 31 2006
Receivables from the State:		
- Receivables for VAT	14	17
- Receivables for substitutive tax ex Law 412	1	1
- Receivables for excise duties	21	3
- Tax/withholding tax receivables	6	8
Total	**42**	**29**

The considerable increase of the receivables for excise duties is due to the trend of the thermal season.

13 Cash and cash equivalents

This item breaks down as follows:

	12 31 2007	12 31 2006
Interest on bank and post office deposits	154	242
Total	**154**	**242**

Cash and cash equivalent balances are invested in time deposits paying interest that is higher than normal market rates to pay the company's liquidity.

The decrease of cash and cash equivalents compared to the previous year is due to the investments connected with the construction of the new thermoelectric power plants.

14 Non-current assets held for sale

During 2005 ASM developed an important project aimed at the substitution of the traditional electricity meters with new electronic meters. This company choice was justified by the need to have high-tech instruments available to further extend consumption detection and guarantee greater synergies with all the remaining part of the electricity supply chain. With resolution 292/06 the Electricity and Gas Authority established that within 2011 all the companies of the electricity sector must install electronic meters in place of the traditional meters. ASM is the only Italian company, together with Acea and Enel Distribuzione, to have already substantially completed this process.

In past years, for the substituted traditional meters, ASM decided to start a specific activity aimed at the search for potential buyers. For this reason approximately 116,800 meters were stored in 2006 waiting for the start of the sales programme. During the present year the prevalent part of the stored meters have been sold; at the end of 2007 there were only 20,300 traditional meters in stock.

As established by the international accounting principles (IFRS 5), ASM has classified these meters held for sale in this section of the balance sheet and has valued them at the lower of the net book value and the fair value of same, net of the costs expected for the sale. In particular, the fair value has been determined taking into account the prices indicated in the sale price-lists referred to the market of second-hand meters.

SHAREHOLDERS' EQUITY

15 Share capital

The fully paid-up share capital totalled 774 million euro. It consists of 774,305,358 ordinary shares, each with a nominal value of 1 euro. The parent company has not issued any preference or saving shares.

16 Share premium reserve

This item includes a share premium reserve of the parent company already present in the previous year, equal to 147 million euro.

17 Own shares

At December 31, 2007 ASM S.p.A. owned 1,959,816 shares, equivalent to a value of 5 million euro (0.25% of the capital). Due to the merger by incorporation of ASM S.p.A. in AEM S.p.A. these shares will be annulled and not swapped on January 1, 2008, the date on which the merger becomes effective.

18 Other reserves

	12 31 2007	12 31 2006
Reserve from BAS merger	59	59
Legal reserve	35	28
Reserve for own shares held	13	13
Other undistributed reserves and earnings	308	286
Reserve for first adoption of IAS (IFRS1)	(7)	(7)
Reserve for derivatives valuation	(9)	(10)
Total	**399**	**369**

The item BAS merger, which amounts to 59 million euro, refers to the valuation at fair value of the capital increase made by ASM in 2005 to permit the merger of BAS S.p.A. in ASM S.p.A.. This reserve serves to reflect the accounting at market value of the ASM shares issued after the merger by incorporation of BAS. In fact, IFRS 3 requires to valuate the issued shares not at

face value but at market value (as ASM S.p.A. is a listed company) at the purchase date. In this case 38,734,500 shares of the face value of 1 euro with a market value found at the date of acquisition of the control equal to 2.52 euro per share were issued.

At December 31, 2007, the legal reserve stood at 35 million euro and was established in accordance with the relevant provisions of the Italian Civil Code.

This reserve contains 13 million euro earmarked by the shareholders' meeting to cover the possible tax bill that may arise in the event of an adverse ruling emerging from the EU infraction procedure relating to the tax moratorium from which ASM S.p.A. benefited.

As mentioned in the first part of these notes, on May 17, 1999, the European Commission served an infraction procedure notice on the Italian government in relation to tax relief made available to companies operating as local public utilities which adopted S.p.A. (public limited company) status under law 142/90.

The Italian authorities, to which the procedure was directed, presented their own observations to the Commission, in co-operation with the beneficiaries of the alleged aid, stating, in particular, that the measures referred to in the notice did not constitute state aid. At the end of the procedure, the Commission may decide that the tax relief regulations as a whole are unlawful or that they are incompatible with the European regulations on tax relief in respect of individual public services provided by companies.

In this case, the Commission could force the Italian government to recover the tax plus interest, although appeals may still be made to the competent authorities. The company may therefore have to pay, in whole or in part, the corporate income tax that would have applied without the tax relief, backdated to the start of operations (July 1, 1998), until the end of the moratorium period (December 31, 1999). As a precautionary measure, the shareholders' meeting resolved that this reserve should not be distributable.

Other undistributed reserves and earnings equal to 308 million euro comprise retained earnings accumulated since December 31, 1998 by ASM Group and its consolidated subsidiaries.
These reserves also reflected the impact of consolidation entries at December 31, 2007.

No subsidiary holds, or held during the year, any shares in the parent company.

During the year two options for shares purchase by minority shareholders of AbruzzoEnergia proceeded; in particular, these shareholders granted a purchase/sale option for a total of

930,600 shares (at present equal to 0.925% of the capital). This option can currently be exercised at the already defined price of 3 million euro.
Consequently, a current financial payable was posted for the same amount, transferring the net equity of third parties for 1 million euro. The differential was deducted from the shareholders' equity for 2 million euro, as provided by the economic entity method.

Derivative valuation reserve

The derivative valuation reserve includes:

- the valuation of the cross currency swap entered into in 2006 by the company in relation to the euro-yen exchange rate following the issue of the thirty-year yen-denominated bond and maturing on August 10, 2036. The mark-to-market valuation of this contract at December 31, 2007 was -9 million euro, which, adjusted for the tax impact, totalled 6 million euro;
- the valuation of a Plurigas cash flow hedge to hedge commodities totalling 2 million euro (after the tax impact);
- the valuation of a collar on the euro-Swiss franc exchange rate entered into by AbruzzoEnergia to hedge the exchange rate risk connected with the portion of the thermoelectric power plant invoiced by Alstom Switzerland in Swiss francs. At December 31, 2007, this derivative had a mark-to-market of 1 million euro (after the tax impact).

Pursuant to IAS 39, these derivatives can be classified as a "cash flow hedge". As a result, since the conditions were met for its valuation as a hedging instrument, the valuation was recorded directly in shareholders' equity without passing through the profit and loss account.

Reserve for first-time adoption of IAS (IFRS1)

	12 31 2007	12 31 2006
Listing expenses	(14)	(14)
Other effects from the first-time adoption of IAS	7	7
Total	**(7)**	**(7)**

This reserve refers to the effects on the parent company of the first-time adoption of international accounting standards, and also reflects adjustments for the use of IAS/IFRS in the accounts of the companies consolidated from 2006.

The reconciliation between the parent company's shareholders' equity and ASM Group's consolidated shareholders' equity is provided below:

Millions of euro	12 31 2007	
	Shareholders' equity	Profit/ loss for the year
As per ASM Brescia S.p.A.'s financial statements	**1,300**	**186**
Quota, attributable to the Group, of the result and of the accounted shareholders' equity of the subsidiaries, before the related book value of the shareholdings and of the quota pertaining to the minority shareholders	670	38
Elimination of the book value of the consolidated shareholdings	(643)	-
Quota pertaining to the minority shareholders	(20)	-
Elimination of dividends from subsidiaries	-	(31)
Effect of Endesa shareholders' equity valuation	238	38
Effect of the shareholders' equity valuation of other companies	(2)	1
Measurement of difference of consolidation and goodwill	10	-
Minor adjustments and changes in the consolidation area	(13)	(7)
As per ASM Group's consolidated financial statements	**1,540**	**225**

19 Non-current financial liabilities

This item breaks down as follows:

	12 31 2007	12 31 2006
Bonds	594	594
Loans and payables to financers	368	341
Total	**962**	**935**

The item Bonds, which amounts to 594 million euro, refers to two bond loans issued by ASM S.p.A..

The first loan was issued on May 28, 2004 and is quoted in the Luxembourg stock exchange for a face value of 500 million euro. The loan is composed of bearer debentures of the face value of 100,000 euro, expires after ten years and carries a nominal fixed rate of 4.875%. The use of the amortized cost method has led to the identification of a rate of return of 5% and a value of 496 million euro.

No particular covenants weigh on this loan, apart from those connected with the possible insolvency of the issuer or of the main companies of the ASM Group.

The second loan was issued on August 10, 2006 with a private placement for a face value of 98 million euro. This loan has a thirty-year duration and is denominated in yen since it is fully subscribed by the Japanese branch of a leading American insurance company. The bond discounts a nominal fixed rate of 5.405%. The amortized cost method has led to the identification of a rate of return of 5.44% and a value of 97 million euro.

No particular covenants weigh also on this loan, apart from those connected with the possible insolvency of the issuer or of the main companies of the ASM Group.

Loans and payables to financers

This item contains the quota of the financial liabilities expiring after over 12 months.

	Total	Collectable in over 5 years
Loans	360	158
Payables to other financers	8	3
Total	**368**	**161**

At December 31, 2007 the item loans mainly includes BEI, IMI, Comit and Banco di Brescia loans.

The item "payables to other financers" mainly refers to the payables for Retrasm, Aprica and Valgas leasing amounting to 6 million euro, determined with the financial method of IAS 17, and to the loan granted and supplied by the Lombardy Region for the construction of plants in the Polaveno, Bergamo and Mura municipalities and of the differentiated waste collection platform of Buffalora for 2 million euro.

20 Non-current derivatives

This item contains the liabilities linked to the presence of derivative contracts with potential capital loss.

Liabilities for derivatives valuation at fair value contain:

- for 9 million euro the negative mark-to-market of a derivative stipulated by ASM S.p.A. and referred to a swap on the euro/yen exchange rate, both for a notional and for the interests, having as underlying the bond issued in August 2006. The offset of this derivative, net of the corresponding tax effect, is a reserve of shareholders' equity, based on the application of the cash flow hedge method pursuant to IAS 39;
- for 1 million euro the negative mark-to-market of collar on interest rates stipulated by ASM S.p.A. on the floating-rate loans and the negative mark-to-market related to a collar contract on the euro/Swiss franc exchange rate stipulated by AbruzzoEnergia to protect

itself from the risk of exchange rate fluctuations on the component of the thermoelectric power plant in construction which the general contractor invoices to its Swiss subsidiary.

21 Deferred tax liabilities

The components of this reserve and a breakdown of changes are shown below.

	Value at 12 31 2006	Increases/ decreases	Value at 12 31 2007
Deferred tax reserve	126	(7)	119
Total	**126**	**(7)**	**119**

The "deferred tax reserve" relates largely to provisions allocated in the statutory accounts to cover depreciation and amortisation deducted to obtain tax benefits when reporting income to tax authorities.

22 Employee benefits

	12 31 2007	12 31 2006
Severance pay fund	36	42
Other benefits	15	-
Total	**51**	**42**

Employee benefits break down as follows:

Value at December 31, 2006	**42**
Service-Interest cost	1
Curtailment (law 296/06)	(4)
Employee benefits supplied	(3)
Balance at December 31, 2007	**36**

The employee benefit was valuated by an independent expert with the "Projected unit credit method" criterion and involved almost totally the companies and work force of the ASM Group. The main technical bases of the valuation are summarized below:

- Discount rate: ________________ 4.70%
- Inflation rate: ________________ 2%
- Annual severance pay fund increase: 3%
- Mortality: ________________ ISTAT 2000 tables;

- Disability: ______________ INPS tables separated by age and sex;
- Retirement age: __________ reaching of the Compulsory General Insurance requisites;
- Advances frequency: ______ from 2% to 4.75%, according to the companies considered;
- Turnover frequency: ______ from 2% to 6.50%, according to the companies considered.

It is underlined that the actuarial gains were equal to 0.5 million euro and were posted directly to the profit and loss account.

Through law 296/06 which modified the severance pay system, the quotas of severance pay matured from January 1, 2007 now form a defined contribution plan (using the terminology of IAS 19), both in the case of allocation to the treasury fund in INPS and in the case of option for the complementary social security.
The fund matured until December 31, 2006 remains a "defined benefit plan" with the consequent need to make actuarial calculations which however must exclude the component related to future salary increases. The differences resulting from the calculation compared to that used until December 31, 2006 must be posted to the profit and loss account, as provided by paragraph 109 of IAS 19.
The effect of this new application of Law 296/06 has caused an increase in the profit and loss account of 4 million euro.
Due to the non-repetition of this positive income component, it was specially marked in the financial statements layout as non-recurrent component.

Other benefits

These benefits consist of:

Tariff discounts	10
Additional monthly salaries when 40 years' service is reached	3
Additional monthly salaries when 30 years' service is reached	2
Total	**15**

The described benefits refer to:
- the tariff discounts on electricity and/or gas and/or district heating which the contract of the workers of the electric sector had introduced and which the retired employees hired in the years in which the contract provided this benefit can enjoy;
- the possibility of receiving 4 additional monthly salaries (calculated on the basis of the values of the monthly salaries of 2001) for the employees hired before 2001 when they have 40 years' service or a different age between men and women;

- the concession of an additional monthly salary when they have reached 30 years' service in the ASM Group. This concession derives from a company decision.

During the year, the value recognized to these benefits became significant due to the application of new calculation methods as assessed by an independent actuary. In accordance with IAS 19, the economic component of this amount was charged to the profit and loss account as non-recurrent component.

23 Reserve for risks and future liabilities

Changes in the reserve for risks and future liabilities are shown below.

	Value at 12 31 2006	Increases	Decreases	Value at 12 31 2007
UTF (local tax office) dispute	5	1	-	6
Gas tariff risks	12	-	(7)	5
Risks associated with Plurigas	1	-	(1)	
Risks of litigation: AEEG resolution 310/06	2	-	(2)	-
Risks associated with potential increase in electricity purchasing and wheeling costs	2	-	(2)	-
Risks of penalties on payables to INPS	-	2	-	2
Risks associated with contributions payable	4	3	(1)	6
Risks associated with foreign markets	1	-	-	1
Risks of establishment of water tariffs	-	1	-	1
Plant closure expenses	3	-	(1)	2
Total	**30**	**7**	**(14)**	**23**

The provisions for the UTF (local finance office) dispute have been earmarked to cover the tax on methane gas consumption in respect of gas used to generate thermal energy supplied to the Brescia health authority.
Specifically, in its first payment notice, the UTF asked the company to pay higher excise duties and did not recognise the subsidy for the industrial use of methane used by the Nord plant until 2000. ASM S.p.A. established a reserve which is regularly increased for interest and late payment charges in anticipation of the conclusion of the legal procedure, which ASM S.p.A. won out in both the trial and appeal courts. The company is currently awaiting the decision of the court of cassation.

In 2006, the UTF issued another payment notice for the years 2001 to 2005. This notice totalled 2 million euro and included a portion of interest for the first assessment that the company had already set aside in previous years. In 2006 the parent company prudently

created a provision for the higher amount of taxes contested, totalling 1 million euro, pending the final outcome of the outstanding legal issue.

During the past year two funds totalling 12 million were allocated, which refer, in particular, to the risks of disputes deriving from the possible application of AEEG resolutions 248/04 and 298/05 on gas prices.
Resolution 248/04, which like 298/05 was intended to revise the indexing mechanisms for gas sales prices, was the subject of litigation filed by sales companies that are opposed to the AEEG measures. The litigation continued in the High Court which issued partly contradictory sentences accepting, for Hera Trading, the claim proposed by the Electricity and Gas Authority and rejecting it instead towards other vendor companies.

In 2006, the High Court met in a plenary session and confirmed that it would be impossible for the AEEG to initiate appeals in all cases in which it made a late appearance (as in the case of the ASM group companies). However, the High Court recognised the AEEG's ability to issue new resolutions to normalise the matter of gas tariffs, which were already covered by resolution 248/04.
In 2007, the AEEG issued resolution 79/07 in which it substantially defined the provisions concerning the criteria for updating the terms for supplying natural gas commencing January 1, 2005.

On the basis of the contents of the new resolution, it is considered that the maximum liability associated with the risks of return to the users should be fixed at 5 million euro. Consequently, the higher fund allocated in 2006, amounting to 8 million euro, was posted to the income statement.

The "reserve for the dispute over AEEG resolution 310/06" concerns a sanction received in December 2006 regarding the method for structuring gas tariffs in the area of switches (changes in sales companies). The companies of the ASM Group have proceeded with payment of everything contested during the first half of 2007, due also to the enforceability of the provisions received. However, ASM S.p.A. and the companies of the ASM Group involved consider the Authority's reasons unfounded and are taking action to obtain on one hand the annulment of the penalty, considering the reasons unjustified and the inflicted amount unfair, and on the other hand the refund of everything paid in the meantime.

The "provisions for potential higher electricity purchasing and wheeling costs" related to potential liabilities on the purchase/sale price of electricity relating to a subsidiary. During the year the reasons for this allocation disappeared and the fund was transferred to the income statement.

The "provisions for risks associated with contributions payable" mainly relate to the claim made by the INPS (Italian social security agency) in respect of child benefit contributions (CUAF). In a letter sent to ASM S.p.A., dated October 25, 2002, the Brescia branch of the INPS confirmed that the reduction applied to CUAF and maternity contributions was not allowed thereby contradicting an earlier note issued by INPS.

The company, in conjunction with other sector companies, and supported by the opinions of its legal team, intends to oppose any (to date, unquantifiable) demands from the INPS.
The "fund for penalties on payables to the INPS" refers to the risk of having to pay the INPS penalties and interests on the dispute in course between the INPS and the formerly municipalized companies not entirely state-owned regarding contributions for ordinary and extraordinary redundancy fund.

The "provisions for risks associated with foreign markets" relate to the full hedging of risks resulting from business in Argentina developed by the BAS Group. During the year ASM S.p.A. proceeded with the sale of the shareholding held in Enerfin S.r.l. in liquidation.

The fund allocated in the financial statements refers to a dispute started by Consul Latina Sa (files 82220 and 82218) originally towards BAS, and therefore now of ASM S.p.A., and pending in first instance before the Argentina Court. Consul Latina was the advisor which had assisted BAS in Argentina and it has started a civil suit against BAS (now ASM S.p.A. due to the merger of 2005) concerning the interpretation of the contract that disciplined the commission due to Consul Latina for the conclusion, in 1999, of the purchase contract of the shareholding in Holding Intergas SA, company established under Argentina law of which 30% was held by Enerfin. Consul Latina SA had originally requested a commission of 1 million American dollars equivalent to 8% of the value of the transaction (9 million American dollars).

The "provision for plant closure expenses" was created to cover environmental clean-up expenses at the Mincio plant. This provision was determined with the method proposed by IFRIC 1.

24 Liabilities for landfills

Liabilities for post-closure landfill charges cover the total cost likely to be incurred in the future (as supported by independent expert reports) to limit the environmental impact of landfills operated by the ASM group, together with future costs associated with the post-closure management of such landfills. The period of such post-closure management is estimated at 50 years from the expected time of closure for each landfill, with the exception of the Castenedolo landfill, where, given the specific type of waste disposed (special non-hazardous waste), the post-closure management period was set at 30 years. This period has been determined on the basis of EU forecasts (as incorporated into Italian law), which

envisage a minimum period of 30 years, together with technical evaluations supported by external expert reports. The portion of costs relating to the period was calculated based on the proportion of the site filled. The estimate of the closure and post-closure management costs has been reviewed by a specialist company that has issued a certificate confirming the accuracy of the amounts forecast by the parent company and by Aprica for the year end.

The amounts for landfill costs at December 31, 2007 are shown in the following table:

	Total costs	% filled
Castegnato:		
- "post-closure management"	12	100
Buffalora:		
- "post-closure management"	10	100
Calcinato:		
- 1st/2nd "tank post-closure management - operational"	14	100
Montichiari "equipping":		
- "post-closure" - preparation costs	2	88.2
- "post-closure" - operating costs	24	88.2
- "post-closure" - clean-up operations	12	88.2
Castenedolo landfill	8	100
Total	**82**	-

25 Other non-current liabilities

This item breaks down as follows:

	12 31 2007	12 31 2006
Deposits	14	16
Long-term advances by customers	3	3
Water usage concession fees	3	9
Municipality fees for management of services in concession	-	1
Payables to the Brescia municipality for residual capital of water treatment/ sewerage loans	-	1
Payables to the Brescia municipality for residual capital of Deposits and Loans Institution loan	1	1
Total	**21**	**31**

Water usage concession fees are payable to the Mantua Territory Office and relate to tax payments on water used by the Mincio power station.
During past years, ASM S.p.A. received a payment notice for the original amount of 6 million euro. The company presented opposition to the liquidation notice of the Territorial Office as it considered it not due on the basis of the concession decree.

The debt is increased each year to take into account the interests accrued on the amount originally requested.

This year a transactive agreement was reached with the State Property Office which recognized a good part of the reasons expressed by ASM S.p.A. and by the other owner companies of the Mincio Power Plant, annulling the payment notice issued in 2000. The total amount paid by the owner companies of the power plant was equal to 3 million euro. ASM S.p.A. has therefore recorded a contingent asset amounting to 1 million euro.

Payables to the municipalities managed in concession for loan instalments reimbursement was released after the new AATO (Autorità Ambito Territoriale Ottimale - Optimal Territorial Area Authority) provisions of the province of Brescia.

The water treatment/sewerage loans are no longer due after the new provisions of the AATO of the province of Brescia. The AATO substituted the municipal administrations in the definition of the management guidelines of the integrated water services for the province.

The expiry date of the Deposits and Loans Institution loan is December 31, 2010.

CURRENT LIABILITIES

26 Trade payables

This item breaks down as follows:

	12 31 2007	12 31 2006
Payables to suppliers	301	285
Payables to related parties	92	52
Total	**393**	**337**

Payables to suppliers

This item, equal to 301 million euro (285 million euro at December 31, 2006) is fully due within the next year.

Payables to affiliates

	12 31 2007	12 31 2006
Payables to affiliated companies	84	40
Payables to other related parties	2	3
Payables to parent companies	6	9
Total	**92**	**52**

Payables to affiliated companies included 29 million euro for the un-eliminated portion of the payable to Plurigas for the purchase of gas and 20 million euro to Ergon for electricity purchase based on the application of the proportional consolidation method. This item includes 34 million euro for the payable to Endesa for the purchase of electricity.
The remaining debt mainly refers to the debts that arose for services and supplies due to the affiliates C'è Gas, Coges and CBBO.
Of the payable to other related parties, 1 million euro refers to Bergamo Infrastrutture and 1 million euro to the Bergamo local authority.

Payables to parent companies comprise short-term payables to the Brescia local authority, which broke down as follows at December 31, 2007:

	12 31 2007	12 31 2006
Concession fees	4	4
Network usage rental	-	2
Biomass usage	2	1
Other payables	-	2
Total	**6**	**9**

The amounts under "concession fees" relate to fees for the electricity, gas and heating concessions respectively.
The payables for "network usage rental" referred to the concession fees for usage of the water, sewerage grids and water treatment systems and are no longer due after the new AATO provisions.

27 Other current liabilities

They break down as follows:

	12 31 2007	12 31 2006
Payables to shareholders for extraordinary dividend	85	-
Advance payments by customers	48	50
Payables to social security institutions	17	15
Payables for interest payable on bond loan	16	17
Payables to State administrations	22	21
Other payables	91	63
Total	**279**	**166**

Payables to shareholders for extraordinary dividend refer to the distribution of the dividend resolved by the Shareholders' Meeting of ASM S.p.A. of October 22, 2007 and ex-date on

December 28, 2007. In view of the times set by the Italian Stock Exchange calendar, the payment to the shareholders took place in the first days of January 2008.

Advance payments by customers mainly refer to the advance payments on consumptions.

Payables to social security agencies mainly relate to payables to the Italian social security agency (INPS) for December 2007 salaries and wages.

Payables to State administrations break down as follows:

	12 31 2007	12 31 2006
VAT	3	1
Government excise duty/carbon tax	2	4
Withholding tax payable on group and external staff remuneration	2	2
Surtax on electricity/sewage and water treatment due to province	14	12
Payables to local authorities in respect of sewerage and water treatment/others	1	2
Total	**22**	**21**

The item "other payables" at December 31, 2007 breaks down as follows:

	12 31 2007	12 31 2006
Payables to co-owners of the "Mincio" and "Cassano" thermoelectric plants	22	13
Payables to employees	14	13
Payables to the AATO for concession of integrated water services	6	-
Payables relating to deferred income:		
Fees relating to connection work not carried out	9	5
Plant apportionment	4	2
Other payables	4	4
Payables to electricity sector equalisation fund (CCSE)	7	5
Payables for insurance policies	2	-
Payables to GSE for green certificates	7	8
Payables to the province in respect of landfill - WTE plant	4	3
Payables in respect of interest on deposits paid as guarantees	1	1
Other minor payables	9	7
Total	**89**	**61**

Payables to co-owners of the thermoelectric power plants break down as follows:

- to AEM Milano 2 million euro (4 million euro at December 31, 2006) related to the management costs of the Cassano power plant;
- to AGSM Verona 15 million euro (5 million euro atDecember 31, 2006), to Trentino Servizi 2 million euro (2 million euro at December 31, 2006) and to AIM di Vicenza 2 million euro (2 million euro at December 31, 2006) related to the sale of electricity in stock exchange for the Mincio power plant.

Payables to GSE of 7 million euro refer to the obligation to purchase green certificates which started in 2001. This obligation was established by article 11 of Legislative Decree 79/99 which provides that the persons who produce or import electricity from non-renewable resources must provide energy produced from renewable sources according to the energy produced or imported from these non-renewable sources, pursuant to Legislative Decree 387/03. The parent company and the other companies of the ASM Group involved therefore registered the cost for the purchase of the green certificates on the basis of the indications supplied by the GRTN.

Payables to the AATO refer to the amounts due to same for the management of the integrated water services in the provinces in which the company operates.

The item "payables relating to deferred income" includes network expansion grants paid by property developers for substantial urbanisation investments relating to the expansion of the company's service network, as well as amounts paid by customers for work on connection to the company's network that was not yet complete when the accounts were prepared.

28 Current financial liabilities

This item includes short-term loans supplied by some banks, as well as the quota expiring within the year of the loans and the other financings granted to the companies of the ASM Group.

Their breakdown is as follows:

Loans and payables to other financers

	12 31 2007	12 31 2006
Loans - short-term quota	26	24
Short-term bank loans	171	81
Payables to other financers - short-term quota	4	1
Total	**201**	**106**

29 Current derivatives

This item refers to the effect of some derivatives on commodities stipulated by Plurigas in cash flow hedging (for an equivalent value of 5 million euro).
It includes the positive mark-to-market of two hedging derivatives on energy commodities, based on the two-way differential between the hourly Domestic Single Price (PUN) and a fixed price of 6 million euro.

30 Tax liabilities

At December 31, 2007 this item includes:

	12 31 2007	12 31 2006
IRES taxes	14	28
IRAP tax payable to the Region	2	6
Total	**16**	**34**

Guarantees and commitments towards third parties

The item mainly consists of deposits and sureties and breaks down as follows:

	12 31 2007	12 31 2006
Sureties to other companies and institutions	571	177
Commitments for third party assets	150	148
Commitments towards third parties	33	33
Total	**754**	**358**

The increase compared to the previous year mainly refers, for 220 million euro, to the surety issued to Banca Intesa for Ergosud as guarantee of the construction of a cogeneration plant in Scandale, for 28 million euro, to the surety issued to Intesa San Paolo as guarantee of the payment of gas supplies from Centrex Europe, for 31 million euro to sureties issued to Intesa San Paolo in favour of the Lombardy Region as guarantee of waste disposal and recovery, for 14 million euro to sureties issued to UBI Banca in favour of GME for IPEX and PCE operation and for 17 million euro to sureties issued to Banco di Brescia, on behalf of Ergon, in favour of the Regional management for the UTF.

Notes to the income statement items

For ease of comparison, figures indicating the position at December 31, 2006 are also provided.

Revenues

31 Revenues from sales and services

Revenues from sales and services, broken down by sector, are shown below.

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Electricity	1,143	973
Gas	530	525
Water	47	40
District heating	69	72
District cooling	5	5
Water treatment and sewerage	28	21
Property management	27	24
Street lighting:		
- Brescia local authority fees	5	5
- Bergamo local authority fees	4	3
- operation of cemetery lighting	1	1
Street cleaning:		
- Brescia area waste collection/handling fees	22	22
- Bergamo waste collection/handling fees	13	13
- Valle Sabbia waste collection/handling fees	2	2
- waste collection/handling fees for other local authorities	3	4
- waste disposal to landfill and other installations	21	23
- waste disposal to waste-to-energy plant	39	35
- waste disposal to Bergamo bio-desiccator	4	4
- other revenues	26	25
Connection and repositioning of meters	18	17
Electricity wheeling, balancing and transport charges	98	53
Compensation for available production capacity/capacity payment to GSE	1	1
Power exchange fee	10	12
Gas transmission/dispatch fee	5	4
Telephone/IT services	6	7
On line sales and auction services	1	1
Other services provided	4	3
Revenues in respect of energy efficiency and green certificates	1	4
Change for works in progress	1	3
Total	**2,134**	**1,902**

The above revenues were generated primarily in Lombardy.

Revenues from sales and services provided to related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, affiliate sales:		
- Ergon	4	3
- Endesa	87	60
- Plurigas	1	-
Other related parties:		
- Brescia local authority	14	11
- Bergamo local authority	9	8
Total	**115**	**82**

Revenues from Endesa are for the sale of electricity and related services.
Revenues from the Brescia and Bergamo local authorities relate primarily to street lighting services, building management services and waste collection/handling service.

32 Other operating revenues

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Other miscellaneous income	48	42
Contributions towards operating costs	104	78
Total	**152**	**120**

The item "other" breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Fees for work on behalf of third parties	6	10
Ordinary contingent assets	33	19
Other miscellaneous income	2	3
Miscellaneous refunds	2	4
Late payment charges received	2	2
Sale of materials	1	2
Gains from the retirement of assets	1	1
Sale of kitchen induction units	1	1
Total	**48**	**42**

Revenues from the sale of kitchen induction units relate to the sale of these appliances by a subsidiary to encourage energy savings.

The main component of contingent assets was 7 million euro relating to price equalisation for the sale of power to the GSE for 2005-2006. It also included 7 million euro for the issuing of the provision for gas tariff risks pursuant to resolution 79/07.

"Contributions towards operating costs" include:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
CIP 6 grant for electricity sold to GSE	78	71
CCSE grant for equalisations	17	3
Green certificates grant	-	2
Other grants	9	2
Total	**104**	**78**

The CIP6 grant for electricity sold relates to amounts received for the sale of electricity generated using renewable sources (primarily using the WTE plant for the municipal solid waste of Brescia and Bergamo). These contributions will be received for the first eight years of operation of the plants.

Other revenues from related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, affiliate revenues:		
- Ergon energia	1	1
Of which, revenues from other related parties:		
- Brescia local authority	5	1
Total	**6**	**2**

Operating costs

33 Cost for raw materials, finished products and services

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Raw materials costs	1,285	1,149
Services costs	432	350
Total	**1,717**	**1,499**

Raw materials costs

A breakdown of this item is shown below:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Raw materials	540	591
Electricity	668	545
Materials, spare parts and consumables	70	45
Change in inventories	7	(32)
Total	**1,285**	**1,149**

"Raw materials" consists of fuel purchased for thermoelectric plants and heat generation, methane gas for energy production for residential and industrial use, water and electricity.

Cost of raw materials purchased from affiliates

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, from affiliates:		
- Plurigas	190	144
- Endesa	427	346
- Ergon	61	16
Total	**678**	**506**

Plurigas costs relate to the gas supplied by that company to ASM S.p.A..
The figures for Endesa and Ergon mainly relate to electricity purchases.

Service costs

Service costs break down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Costs for use of third-party assets	13	15
Power transmission/balancing service	296	219
Works/maintenance	36	41
Miscellaneous professional services	33	24
Auditors' fees	1	1
Waste disposal	21	21
Insurance and damages paid	8	7
Employee services	3	3
Works and services, Cassano plant personnel	2	1
Advertising, marketing and development	3	3
Security and cleaning	8	7
Communications and transport	8	8
Total	**432**	**350**

The item "works/maintenance" mainly relates to works and maintenance undertaken during the period.

Costs for use of third-party assets include costs incurred for hire, rental and lease payments. Specifically, this item includes the leasing fees paid by ASM S.p.A. to the Brescia local authority in respect of its registered offices in Via Lamarmora, Brescia, and the fees for the use of plant and equipment paid to the Brescia and Bergamo local authorities (the latter through Bergamo Infrastrutture).

Statutory Auditors' fees

Name *In euro*	**Position**	**Expiry date of the appointment**	**Fees for the position in ASM S.p.A.**	**Other fees**
Rivetti	Chairman of the Board of Statutory Auditors and Statutory Auditor	12.31.2007	76,666	12,645
Rizzardi	Chairman of the Board of Statutory Auditors and Statutory Auditor	12.31.2007	66,667	75,165
Barbi	Statutory Auditor	12.31.2007	56,667	52,022
ASM Total			**200,000**	**139,832**

None of the Statutory Auditors has had professional appointments from any of the companies of the ASM Group.

Note that Mr. Rizzardi was Chairman of the Board of Statutory Auditors until April 19, 2007 and was subsequently appointed member of the Board of Statutory Auditors of ASM S.p.A..

In fact, the Shareholders' Meeting of April 20, 2007 appointed Mr. Rivetti Chairman of the Board of Statutory Auditors. Mr. Rivetti was already member of the Board of Statutory Auditors of ASM S.p.A..
Following the merger by incorporation of ASM S.p.A. in AEM S.p.A., the whole Board of Statutory Auditors lapsed on January 1, 2008, the date on which the merger became effective.

Note also that the cost for Boards of Statutory Auditors recorded in ASM S.p.A. total 217 thousand euro. In fact, other 17 thousand euro referring to the fees of the Board of Statutory Auditors of Valgas, company merged in ASM S.p.A. on March 30, 2007, must be added to the fees of the Statutory Auditors of ASM S.p.A. indicated above. More in detail, the fees for these Statutory Auditors were (in euro):

- Nicoletti, Chairman of the Board of Statutory Auditors, 7,288 euro;
- Dusi, Active Statutory Auditor, 4,803 euro;
- Lepidi, Active Statutory Auditor, 4,803 euro.

Cost of services provided by related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which to other related parties:		
- Brescia local authority	3	4
- Bergamo local authority	1	2
- Bergamo Infrastrutture	7	6
Total	**11**	**12**

The costs relating to the Brescia local authority include the lease of the Via Lamarmora premises.

In the figure at December 31, 2006 the rents of the gas grids, now belonging to Asm Reti, and of the aqueduct and sewers, no longer due as a result of the new AATO provisions, were also included.

34 Other operating expenses

This item includes:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Taxes and rentals	27	21
Losses on ordinary non-current asset disposals	4	2
Indirect taxes	2	1
Ordinary contingent liabilities	14	7
Ecotax on emissions	1	1
Other expenses	6	5
Total	54	**37**

Indirect taxes include consumption taxes and stamp duty.

The ordinary contingent liabilities mainly refer to the definition of the cost of the electricity unbalance of 2005 (2 million euro), to the issue of the allocation for tariff discounts to gas users of 2001-2004 (3 million euro) and to the payment of policy premiums in 2006 (1 million euro).

"Taxes and rentals" include:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Concession fees for:		
- water	4	1
- water treatment and sewerage	3	1
- gas	4	4
- district heating	3	3
WTE plant rental to provincial authority	3	2
WTE biomass fund	1	1
Montichiari landfill concession fees:		
- fees to Montichiari local authority (monitoring)	2	2
- fees to provincial authorities	1	1
Water usage concession fees - Mincio and Cassano power plants	1	1
Public utilities tax	1	1
Service continuity improvement charge	2	2
Property tax and other taxes	2	2
Total	**27**	**21**

Concession fees relating to the Brescia local authority have been established in accordance with the service agreement governing dealings with the controlling shareholder. The agreement was revised on January 1, 2003 resulting in a reduction in fees.

Indirect taxes include consumption taxes and the residual debt referring to the virtual stamp on the contracts.

Other miscellaneous expenses for related parties

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Of which, expenses for related parties:		
- Brescia local authority	6	6
Total	**6**	**6**

Expenses related to the Brescia local authority include the assignment of certain grid services.

35 Labour costs

This item includes expenses relating to payroll, directors, temporary staff and coordinated, ongoing contract work.

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Wage and salaries (including social security contributions)	119	104
Directors' remuneration	2	2
Co-ordinated ongoing contract work/temporary staff	2	2
Other	1	1
Total	**124**	**109**

Fees to the Directors, General Manager and Executives with strategic responsibilities

Name *In euro*	Position	Duration of position	Fees for the position in ASM S.p.A.	Other fees
Capra	Chairman of the Board of Directors	12.31.2007	340,000	159,573
Barzellotti	Vice-Chairman of the Board of Directors	12.31.2007	109,667	-
Onofri	Director	12.31.2007	92,667	-
Brunazzo	Director	12.31.2007	59,667	-
Facchetti	Vice-Chairman of the Board of Directors	12.31.2007	96,667	-
Vitale	Director	12.31.2007	71,667	-
Clo'	Director	12.31.2007	74,667	-
Lonati	Director	12.31.2007	58,667	-
			903,669	*159,573*
Tomasoni	General Manager			454,231
	Executives with strategic responsibilities			1,643,919
Total			**903,669**	**2,257,723**

None of the Statutory Auditors has had professional appointments from any of the companies of the ASM Group.

All the directors have occupied the position for the period January 1, 2007-December 31, 2007. The column "other fees" refers for 2 million euro to fees supplied by ASM S.p.A. included in the cost of labour for 0.2 million euro and fees due and paid by subsidiaries to the Chairman Capra as director.

The executives with strategic responsibilities were the three Vice-General Managers of ASM S.p.A..

36 Depreciation, amortisation and write-downs

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Amortisation of intangible assets	8	7
Depreciation of tangible assets	99	105
Write-downs	3	4
Provisions	6	17
Total	**116**	**133**

Provisions

The item "provisions" contains the movements of the following funds:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Provision for risks of penalties on payables to the INPS	2	-
Provisions for risks associated with the establishment of water tariffs	1	-
Provision for risks associated with contributions payable	3	-
Provision for UTF (local finance office) dispute	-	1
Provisions for litigation: AEEG resolution 310/06	-	2
Provision for risks associated with foreign markets		1
Provisions for gas tariff risks	-	12
Other provisions	-	1
Total	**6**	**17**

Financial income and charges

37 Financial income

This item comprises:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Interest on bank and post office deposits	9	7
Interest income and other financial income	1	1
Income from financial hedging transactions	-	1
Total	**10**	**9**

"Interest income and other financial income" mainly relates to interest from bank deposits and temporary liquidity.

38 Financial charges

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Interest payable on bonds	30	27
Interest payable on loans	12	13
Interest on short-term bank loans and current accounts	1	1
Other interest and financial charges	3	2
Financial charges related to employee benefits	2	2
Total	**48**	**45**

The increase in charges was due mainly to the increase of the net financial debt.

39 Quota of the income and charges deriving from the valuation according to the net shareholders' equity of the investments

This item breaks down as follows:

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Effect of valuation of companies at equity	84	119
Write-down of equity investments valued at equity	(2)	-
Total	**82**	**119**

As already indicated in the section on equity investments, the revaluation of investments valued at equity mainly relates to the valuation of Endesa Italia at 81 million euro (compared to 116 million euro in 2006), the valuation of Trentino Servizi at 2 million euro (2 million euro in 2006), and to a lesser extent, to the positive impact from other affiliate holdings. Similarly, the write-down of equity investments mainly relate to Assoenergia for 2 million euro.

40 Corporate income tax

	01 01 2007 12 31 2007	01 01 2006 12 31 2006
Current taxes	107	100
Deferred taxes	(13)	(11)
Total	**94**	**89**

The amount shown for current taxes relates to corporate income tax (IRES) and regional tax (IRAP) due for the period ending December 31, 2007.

The consolidated tax rate for 2007 was 29.50% (27.20% in 2006). The table below shows a reconciliation between the theoretical tax rate and the effective tax rate.

	Taxable base	Tax
IRES		
Theoretical tax (33% rate)	319	105
Income and expenses from equity investments	81	(26)
Other minor adjustments	(5)	(2)
Total	-	77
IRAP		
Theoretical tax (4.25% rate)	319	13
Financial income and charges	(46)	2
Income and expenses from equity investments	81	(3)
Personnel costs not relevant for IRAP purposes	124	5
Other minor adjustments	(5)	-
Total	-	17
TOTAL TAXES RECORDED IN THE BALANCE SHEET (IRES + IRAP)	-	94

Other minor adjustments mainly relate to certain amortisation and depreciation amounts that are never deductible.

41 Net result from non-current assets held for sale

As commented in the equity section of "non-current assets held for sale" this item includes the economic effects of the valuation at fair value of the traditional meters for which a suitable sale programme has been prepared.

42 Earnings per share

Earnings per share were calculated considering own shares held by the company in proportion to the period of the year when they were in circulation.

0.4
Attachments to the notes to the consolidated financial statements

The attachments, which form an integral part of these note to the accounts, comprise:

1. Statement of changes in intangible assets at December 31, 2007;
2. Statement of changes in tangible assets at December 31, 2007;
3. List of companies included in the consolidated financial statements and list of affiliates;
4. Information on financial instruments and risks (IFRS 7);
5. Basic accounting data of companies consolidated proportionally;
6. Basic accounting data of affiliated companies;
7. Basic balance sheet figures by individual business (segment information);
8. Net financial position at December 31, 2007;
9. Reconciliation of the balance sheet and income statement.

1. Statement of changes in intangible assets

Assets	Opening balance	Amortization calculated at 12 31 2006	Net value at 12 31 2006	Increases for extraordinary operations initial value	Purchases	
Software	9	7	2	-	3	
Intellectual property rights	**9**	**7**	**2**	**-**	**3**	
Concessions	24	8	16	-	1	
Licences	1	1	-	1	-	
Concessions, licences, trademarks and similar rights	**25**	**9**	**16**	**1**	**1**	
Customer lists	76	60	16	1	-	
Other expenses	4	3	1	-	-	
Other intangible assets	**80**	**63**	**17**	**1**	**-**	
TOTAL INTANGIBLE ASSETS	**114**	**79**	**35**	**2**	**4**	
Goodwill	109	-	109	-	-	
Consolidation goodwill	-	-	29	-	-	
Total goodwill	**109**	**-**	**138**	**-**	**-**	

Sales and eliminations of initial value	Sales and eliminations of amortization	Reclassifi-cations of initial value	Amortization and write-downs	Gross value at 12 31 2007	Amortization calculated at 12 31 2007	Net value at 12 31 2007
-	-	5	3	17	10	7
-	**-**	**5**	**3**	**17**	**10**	**7**
2	1	-	1	23	8	15
-	-	-	-	2	1	1
2	**1**	**-**	**1**	**25**	**9**	**16**
16	16	-	3	61	47	14
1	1	-	-	3	2	1
17	**17**	**-**	**3**	**63**	**49**	**15**
19	**18**	**5**	**7**	**105**	**68**	**38**
-	-	-	-	109	-	109
-	-	-	-	-	-	29
-	**-**	**-**	**-**	**109**	**-**	**138**

2. Statement of changes in tangible assets

Assets	Opening balance	Initial value consolidation	Depreciation funds at 12 31 2006	Depreciation funds consolidation	Net value at 12 31 2006
Land and civil buildings	12	-	-	-	12
Plants pertinences	10	-	-	-	10
Industrial buildings	135	-	30	-	105
Land and buildings	**157**	**-**	**30**	**-**	**127**
Plants and machinery	1,541	18	473	10	1,076
Capital grants	(51)	(6)	-	-	(57)
Plants and machinery	**1,490**	**12**	**473**	**10**	**1,019**
Industrial & commercial equipment	**9**	**-**	**6**	**-**	**3**
Office furniture & machines	24	-	18	-	6
Vehicles	44	-	26	-	18
Materials expenses on third party assets	5	-	4	-	1
Other tangible assets	**73**	**-**	**48**	**-**	**25**
Plants in construction	164	12	-	-	176
Advances to suppliers	8	-	-	-	8
Fixed assets in progress and advances	**172**	**12**	**-**	**-**	**184**
Landfills	**49**	**-**	**43**	**-**	**6**
Freely transferable assets	**84**	**-**	**27**	**-**	**57**
TOTAL TANGIBLE ASSETS	**2,034**	**24**	**627**	**10**	**1,421**

	Increases for esxraordinary operations	Consolidation of increases for extraordinary operations	Decreases from sales of divisions	Purchases	Sales and eliminations	Reclassifi-cations	Closing balance	Depreciation funds at 12 31 2007	Net value at 12 31 2007
	-	-	-	1	-	(1)	12	-	12
	-	-	-	-	-	1	11	·	11
	1	-	1	13	1	8	155	33	122
	1	**-**	**1**	**14**	**1**	**8**	**178**	**33**	**145**
	13	(8)	24	90	25	14	1,619	541	1,078
	(1)	-	(1)	(11)	(1)	-	(67)	(4)	(63)
	12	**(8)**	**23**	**79**	**24**	**14**	**1,552**	**537**	**1,015**
	-	**-**	**-**	**1**	**-**	**-**	**10**	**7**	**3**
	-	-	-	1	2	1	24	18	6
	2	(1)	2	2	2	-	43	27	16
	-	-	-	-	-	-	5	4	1
	2	**(1)**	**2**	**3**	**4**	**1**	**72**	**49**	**23**
	-	-	-	159	-	(18)	317		317
	-	-	-	(6)	-	-	2	-	2
	-	**-**	**-**	**153**	**-**	**(18)**	**319**	**-**	**319**
	-	**-**	**-**	**-**	**-**	**-**	**49**	**45**	**4**
	16	**-**	**-**	**1**	**-**	**(9)**	**92**	**35**	**57**
	31	**(9)**	**26**	**251**	**29**	**(4)**	**2,272**	**706**	**1,566**

Depreciation funds	Opening balance	Depreciation funds consolidation	Increases for extraordinary operations	
Land and civil buildings	-	-	-	
Plants pertinences	-	-	-	
Industrial buildings	30	-	-	
Land and buildings	**30**	-	-	
Plants and machinery	473	10	-	
Capital grants	-	-	-	
Plants and machinery	**473**	**10**	-	
Industrial & commercial equipment	**6**	-	-	
Office furniture and machines	18	-	-	
Vehicles	26	-	-	
Material expenses on third party assets	4	-	-	
Other tangible assets	**48**	-	-	
Landfills	**43**	-	-	
Freely transferable assets	**27**	-	-	
TOTAL DEPRECIATION FUNDS	**627**	**10**	-	

	Decreases for sale of divisions	Sales and eliminations	Reclassifi-cations	Depreciation	Depreciation from consolidation	Closing balance
		-	-	-	-	-
		-	-	-	-	-
		-	-	3	-	33
		-	**-**	**3**	**-**	**33**
	11	14	-	80	3	541
	-	-	-	(3)	(1)	(4)
	11	**14**	**-**	**77**	**2**	**537**
	-	-	-	1	-	7
	-	2	-	2	-	16
	1	1	-	3	-	27
	-	-	-	-	-	4
	1	**3**	**-**	**5**	**-**	**49**
	-	-	-	2	-	45
	-	-	-	8	-	35
	12	**17**	**-**	**96**	**2**	**706**

3. Statement of fully consolidated investments

The basis of consolidation of the ASM Group at December 31, 2007 includes the accounts of the companies listed in the table below:

Company name - *Thousands of euro*	Registered office	Share capital at 12 31 2007	% direct ownership	% indirect ownership	Included in basis of consolidation	Consolidation method
ASM	Brescia	774,305			Yes	Line-by-line
Consolidated companies						
Aprica Studi	Brescia	275	100.00	-	Yes	Line-by-line
Retrasm	Brescia	100	100.00	-	Yes	Line-by-line
Ecofert	S. Gervasio (Bs)	1,808	47.00	1.63	Yes	Line-by-line (*)
ASM Energy	Brescia	1,000	100.00	-	Yes	Line-by-line
ASVT	Gardone V.T. (Bs)	6,000	48.48	0.37	Yes	Line-by-line (*)
Retragas	Brescia	34,495	87.27	4.33	Yes	Line-by-line
Asm Reti	Brescia	103,051	100.00	-	Yes	Line-by-line
Assoenergia in liquidation	Brescia	126	97.76	-	Yes	Line-by-line
Seasm	Brescia	700	67.00	-	Yes	Line-by-line
Abruzzo Energia	San Salvo (Ch)	130,000	89.84	-	Yes	Line-by-line
Cogas	Brescia	120	100.00	-	Yes	Line-by-line
BAS.Com	Bergamo	2,322	100.00	-	Yes	Line-by-line
BAS Servizi Idrici Integrati (SII)	Bergamo	17,166	99.98	-	Yes	Line-by-line
BAS International	Bergamo	20	100.00	-	Yes	Line-by-line
Bas - Omniservizi	Bergamo	6,460	100.00	-	Yes	Line-by-line
Ostros Energia	Brescia	350	80.00	-	Yes	Line-by-line
Energen	Brescia	10	67.00	-	Yes	Line-by-line
Asm Calore e Servizi	Brescia	10	100.00	-	Yes	Line-by-line
Asm Servizi	Brescia	500	51.00	-	Yes	Line-by-line
Asm Distribuzione Elettricità	Brescia	133,854	100.00	-	Yes	Line-by-line
Camuna Energia	Cedegolo (Bs)	900	74.50	-	Yes	Line-by-line
ASMEA	Brescia	22,497	100.00	-	Yes	Line-by-line
- *Companies owned by ASMEA*						
Tidonenergie	Piacenza	500	-	100.00	Yes	Line-by-line
Selene	Brescia	1,549	100.00	-	Yes	Line-by-line
- *Companies owned by Selene*						
Itradeplace	Brescia	180	-	100.00	Yes	Line-by-line
Aprica	Brescia	86,470	99.97	-	Yes	Line-by-line
- *Companies owned by Aprica*						
Montichiariambiente	Brescia	1,500	-	79.95	Yes	Line-by-line
Bas Power	Bergamo	21,000	-	99.97	Yes	Line-by-line

(*) Ecofert and ASVT were consolidated on a line-by-line basis despite the lack of a majority of voting rights since the conditions set out in article 2359, paragraph 1, point 2 (dominant influence) have been met.

3.1 Statement of investments in proportionally consolidated companies

Company name - *Thousands of euro*	Registered office	Share capital at 12 31 2007	% direct ownership	% indirect ownership	Included in basis of consolidation	Consolidation method
Companies consolidated proportionally						
GeSi	Brescia	1,000	47.50	-	Yes	Proportional
Metamer	San Salvo (Ch)	650	50.00	-	Yes	Proportional
Ergon Energia	Brescia	600	50.00	-	Yes	Proportional
Plurigas	Milan	800	30.00	-	Yes	Proportional

The basis of consolidation has changed since December 31, 2006, following:

- the insertion of Ostros Energia S.r.l., company which constructs wind plants. The company is owned 80% by ASM S.p.A.;
- the insertion of Energen S.r.l., company which develops some projects in the hydroelectric production field. It is owned 67% by ASM S.p.A.;
- the insertion of ASM Calore e Servizi S.r.l., company operating in the heat management of district heating owned 100% by ASM S.p.A.;
- the insertion of ASM Servizi S.r.l., company which will design and construct power plants. It is owned 51% by ASM S.p.A.;
- the insertion of ASM Distribuzione Elettricità, company that has been conferred the electricity distribution division by ASM S.p.A.. It is owned 100% by ASM S.p.A.;
- the insertion of Camuna Energia S.r.l., which distributes electricity in Valcamonica. The total stake owned by ASM S.p.A. is 74.5%;
- the exclusion of Sinergia and Sober Gas, merged by incorporation in ASM Reti, and of Valgas, merged by incorporation in ASM S.p.A..

During this year the company Tregas S.r.l. conferred to Retragas a feeder for gas transport in the province of Trento. Consequently, the percentage of the company due to the ASM group has decreased by an amount equal to the capital increase reserved to Tregas (8.4% of the capital).

Until the past year the name of ASM Reti was Cige S.p.A..

ASM is the registered owner of all the shareholdings listed above.

3.2 Statement of investments in affiliates

Investments in affiliated companies valued at equity or at fair value/cost at December 31, 2007 are listed below.

Company name - *Thousands of euro*	Registered office	Share capital at 12 31 2007	% direct ownership	% indirect ownership	Included in consolidation	Valuation method
Endesa Italia S.p.A.	Rome	700,810	20.00	-	No	Shareholders' equity
Trentino Servizi	Rovereto (Tn)	224,790	14.48	-	No	Shareholders' equity
Coges	S. Gervasio (Bs)	1,100	2.01	32.69	No	Shareholders' equity
Sviluppo Turistico Lago d'Iseo	Iseo (Bs)	1,194	23.88	-	No	Shareholders' equity
CBBO	Montichiari (Bs)	723	-	25.81	No	Shareholders' equity
Giudicarie Gas	Tione (Tn)	1,060	39.55	-	No	Shareholders' equity
C'è Gas	Cernusco sul Naviglio (Mi)	10	40.74	-	No	Shareholders' equity
Serio Energia	Concordia (Mo)	1,000	40.00	-	No	Shareholders' equity
Ergosud	Rome	81,448	50.00	-	No	Cost
ASM Novara	Brescia	1,000	50.00	-	No	Cost
Centrale Termoelettrica del Mincio	Ponti s/Mincio (Mn)	11	45.00	-	No	Cost
Visano Società Trattamento Rifiuti S.c.a.r.l.	Brescia	25	40.00	-	No	Cost
Lombardia Gas Trader in liquidation	Milan	20	23.74	-	No	Cost
Bergamo Servizi	Sarnico (Bg)	10	50.00	-	No	Cost
Società Elettrica Toscolano (SET)	Toscolano Maderno (Bs)	104	49.00	-	No	Cost
Lumenergia	Lumezzane (Bs)	300	-	33.33	No	Cost

ASM is the registered owner of all the shareholdings listed above.

<u>Notes relating to the main companies acquired, established or sold during the period ending December 31, 2007</u>.

During this year the acquisition of 49% of SET, company that produces electricity, and of 33.33% of Lumenergia, company that manages electricity sales, took place.

During the year the sale of 30% of Enerfin S.r.l. in liquidation took place.

During 2007, the company Ergosud made a significant capital increase to which the two shareholders made an equal contribution, for the construction of a thermoelectric power plant in Scandale (Kr).

3.3 List of significant investments at December 31, 2007

(article 120 Legislative Decree no. 58/1999 -

CONSOB Resolution no. 11971/1999)

Name and Registered Office *Thousands of euro*	Share capital	Direct %	Indirect %	Legal title	Shareholder
AbruzzoEnergia S.p.A. Corso Garibaldi, 71 - 66050 - San Salvo (CH)	130,000,000	89.84%		Registered owner	Asm Brescia S.p.A.
Aprica S.p.A. Via Lamarmora, 230 - 25100 - Brescia	88,469,650	99.97%		Registered owner	Asm Brescia S.p.A.
Aprica Studi S.r.l. Via Lamarmora, 230 - 25100 - Brescia	275,000	100%		Registered owner	Asm Brescia S.p.A.
ASM Energia e Ambiente S.r.l. Via Lamarmora, 230 - 25100 - Brescia	22,497,000	100%		Registered owner	Asm Brescia S.p.A.
ASM Calore & Sevizi S.r.l. Via Lamarmora, 230 - 25100 - Brescia	10,000	100%		Registered owner	Asm Brescia S.p.A.
ASM Distribuzione Elettricità S.r.l. Via Lamarmora, 230 - 25100 - Brescia	133,854,260	100%		Registered owner	Asm Brescia S.p.A.
ASM Servizi S.p.A. Via Lamarmora, 230 - 25100 - Brescia	500,000	51%		Registered owner	Asm Brescia S.p.A.
ASM Energy S.r.l. Via Lamarmora, 230 - 25100 - Brescia	1,000,000	100%		Registered owner	Asm Brescia S.p.A.
ASM Novara S.p.A. Via Lamarmora, 230 - 25100 - Brescia	1,000,000	50.00%		Registered owner	Asm Brescia S.p.A.
ASM Reti S.p.A. Via Lamarmora, 230 - 25100 - Brescia	103,050,800	100%		Registered owner	Asm Brescia S.p.A.
Assoenergia S.p.A. (in liquidation) c/o the liquidator Mr. Franco Baiguera Via Dalmazia, 99 - 25125 - Brescia	126,000	97.76%		Registered owner	Asm Brescia S.p.A.
Azienda Servizi Valtrompia S.p.A. Via Matteotti, 325 - 25063 - Gardone Val Trompia (Bs)	6,000,000	48.48%		Registered owner	Asm Brescia S.p.A.
Bas.Com S.p.A. Via Codussi, 46 - 24124 - Bergamo	2,322,347	100%		Registered owner	Asm Brescia S.p.A.
Bas - Servizi Idrici Integrati S.p.A. (Bas. SII S.p.A.) Via Codussi, 46 - 24124 - Bergamo	17,166,000	99.98%		Registered owner	Asm Brescia S.p.A.
Bas International S.r.l. Via Codussi, 46 - 24124 - Bergamo	20,000	100%		Registered owner	Asm Brescia S.p.A.
Bas - Ominiservizi S.r.l. Via Codussi, 46 - 24124 - Bergamo	6,460,000	100%		Registered owner	Asm Brescia S.p.A.
Camuna Energia S.r.l. Piazza Roma, 1 - 25051 - Cedegolo (Bs)	900,000	74.5%		Registered owner	Asm Brescia S.p.A.
Centrale Termoelettrica del Mincio S.r.l. Via Lamarmora, 230 - 25100 - Brescia	11,000	45%		Registered owner	Asm Brescia S.p.A.
C'è gas S.r.l. Via Monsignor Guidali, 2 - 20063 - Cernusco sul Naviglio (Mi)	10,000	40.74%		Registered owner	Asm Brescia S.p.A.
COGAS - Compagnia del Gas Altoatesina S.p.A. Via Lamarmora, 230 - 25124 - Brescia	120,000	100%		Registered owner	Asm Brescia S.p.A.
Ecofert S.r.l. Via Industriale, 5 - 25020 - S. Gervasio Bresciano (Bs)	1,808,000	47%		Registered owner	Asm Brescia S.p.A.
Energen S.r.l. Via Lamarmora, 230 - 25100 - Brescia	10,000	67%		Registered owner	Asm Brescia S.p.A.
Ergon Energia S.r.l. Via Lamarmora, 230 - 25100 - Brescia	600,000	50%		Registered owner	Asm Brescia S.p.A.

Name and Registered Office *Thousands of euro*	Share capital	Direct %	Indirect %	Legal title	Shareholder
Ergosud S.p.A. Via G. Mangili, 9 - 00197 - Rome	81,447,964	50%		Registered owner	Asm Brescia S.p.A.
Fusio S.r.l. Località La Perla - Frazione Livemmo - 25070 - Pertica Alta (Bs)	40,000	19%		Registered owner	Asm Brescia S.p.A.
Giudicarie Gas S.p.A. Via Stenico, 11 - 38079 - Tione (Tn)	1,060,000	39.55%		Registered owner	Asm Brescia S.p.A.
Gestione Servizi Integrati S.r.l. (Ge.Si. S.r.l.) Via Lamarmora, 230 - 25100 - Brescia	1,000,000	47.5%		Registered owner	Asm Brescia S.p.A.
Endesa Italia S.p.A. Via Mangili, 9 - 00197 - Rome	700,810,000	20%		Registered owner	Asm Brescia S.p.A.
INN.TEC S.r.l. Piazza Paolo IV, 16 - 25121 - Brescia	918,493	10.887%		Registered owner	Asm Brescia S.p.A.
Lombardia Gas Trader S.r.l. (in short L.G.T. S.r.l.) Via L. Settembrini, 11 - 20124 - Milan (in liquidation) Liquidator Ing. Roberto Riccioni	20,000	23.74%		Registered owner	Asm Brescia S.p.A.
Metamer S.r.l. C.so Garibaldi, 71 - 66050 - San Salvo (Ch)	650,000	50%		Registered owner	Asm Brescia S.p.A.
Ostros Energia S.r.l. Via Lamarmora, 230 - 25100 - Brescia	350,000	80%		Registered owner	Asm Brescia S.p.A.
Plurigas S.p.A. C.so Porta Vittoria, 4 - 20100 - Milan	800,000	30%		Registered owner	Asm Brescia S.p.A.
Retragas S.r.l. Via Lamarmora, 230 - 25100 - Brescia	34,494,650	87.27%		Registered owner	Asm Brescia S.p.A.
Retrasm S.r.l. Via Lamarmora, 230 - 25100 - Brescia	100,000	100%		Registered owner	Asm Brescia S.p.A.
Seasm S.r.l. Via Lamarmora, 230 - 25100 - Brescia	700,000	67%		Registered owner	Asm Brescia S.p.A.
Selene S.p.A. Via Lamarmora, 230 - 25100 - Brescia	1,549,371	100%		Registered owner	Asm Brescia S.p.A.
Serio Energia S.r.l. Via Miglioli, 5 - 41033 - Concordia sulla Secchia (Mo)	1,000,000	40%		Registered owner	Asm Brescia S.p.A.
Società Elettrica di Toscolano (SET) S.p.A. Via Trento, 5 - 25088 - Toscolano Maderno (Bs)	104,000	49%		Registered owner	Asm Brescia S.p.A.
Sviluppo Turistico Lago d'Iseo S.p.A. Via Colombera, 2 - 25049 - Iseo (Bs)	1,194,000	23.88%		Registered owner	Asm Brescia S.p.A.
Trentino Servizi S.p.A. Via Manzoni, 24 - 38068 - Rovereto (Tn)	224,790,159	14.4754%		Registered owner	Asm Brescia S.p.A.
Visano Società Trattamento Reflui S.c.a.r.l. Via Lamarmora, 230 - 25100 - Brescia	25,000	40%		Registered owner	Asm Brescia S.p.A.
Coges S.p.A. Via Martinengo, 32 - 25020 - Bassano Bresciano (Bs)	1,100,000		32.70%	Registered owner	Aprica S.p.A.
C.B.B.O. S.p.A. Via Industriale, 33/35 - 25016 - Ghedi (Bs)	723,000		25.82%	Registered owner	Aprica S.p.A.
Bas - Power S.r.l. Via Codussi, 46 - 24124 - Bergamo	21,000,000		100%	Registered owner	Aprica S.p.A.
Bergamo Servizi S.r.l. Via Roma, 63 - 24067 - Sarnico (Bg)	10,000		50%	Registered owner	Aprica S.p.A.
Montichiariambiente S.p.A. Via Lamarmora, 230 - 25100 - Brescia	1,500,000		80%	Registered owner	Aprica S.p.A.
Tidon Energie S.r.l. Via Abbondanza, 34 - 29100 - Piacenza	500,000		100%	Registered owner	Asm Energia e Ambiente S.r.l.
Lumenergia Via Monsuello, 154 - 25065 - Lumezzane (Bs)	300,000		33.33	Registered owner	Asm Energia e Ambiente S.r.l.
Itradeplace S.p.A. Via Lamarmora, 230 - 25100 - Brescia	180,000		100%	Registered owner	Selene S.p.A.
Retragas S.r.l. Via Lamarmora, 230 - 25100 - Brescia	31,597,100		4.72%	Registered owner	Asm Reti S.p.A.
Azienda Servizi Valtrompia S.p.A. Via Matteotti, 325 - 25063 - Gardone Val Trompia (Bs)	6,000,000		0.375%	Registered owner	Asm Reti S.p.A.

4. Information on financial instruments and risks

Risks management

The ASM Group (now A2A) has developed a total model of risks identification and analysis.

The organizational structure is composed of the Risk Management Commission which represents the main organ of guideline of the management strategies of the energy and financial risks (strategies declined in the "Risk Policies") and, every three months, reports its activity to the Board of Directors. Each month the Risk Management Commission, assisted by the Risk Management Corporate function, checks the net exposure to risk and, if the maximum reference limits are surpassed, defines suitable hedging policies.

The ASM Group is mainly exposed to the following risks:

- market risk referable to the:
  - price of the commodities and exchange rate connected with the activity in commodity;
  - interest rate;
- liquidity risk;
- credit risk.

The Risk Policies provide, for the market risks, the constant check of the net exposure and of the risk level compared to a reference limit.
The method used to calculate the exposure is the Montecarlo method, which makes it possible to assess the impact that the price fluctuations of the commodities and the interest rates have on the margins. The methodological structure provides the simulation of ten thousand scenarios for each large price variable, according to the volatility and the correlations associated with them, using as average level the market forward curves. A distribution of probability of the results from which it is possible to extrapolate the maximum expected negative difference, with a confidence interval equal to 95%, is thus obtained.

From these financial statements, the IFRS 7 becomes applicable for all the companies. This principle incorporates the principles related to the information on financial instruments and risks indicated in the financial statements, previously included in the IAS 30 and IAS 32.

Market risk – Commodity price risk

The ASM Group is exposed to the price risk, including the relative exchange rate, on all the energy commodities treated since the activities of purchase, production and sale are influenced by the fluctuation of these prices.

The financial derivatives existing at December 31, 2007 are valuated al fair value with reference to the market forward curve and are influenced by the volatility and correlations of the commodities that compose the underlying instrument.

On the basis of the Montecarlo method described above, in the period related to the following year, the maximum expected loss on the financial derivates is equal to 3.5 million euro at December 31, 2007 (6.9 million euro at December 31, 2006).

Rate risk

The interest rate risk has a different impact which depends on whether the loan is stipulated at fixed rate (risk on the fair value) or at variable rate (risk on the cash flow).

At December 31, 2007 the financing structure of the ASM Group is:

- variable rate 22%;
- hedged rate 13%;
- fixed rate 65%.

The adopted hedging policy is aimed at minimizing possible losses connected with the fluctuation of the interest rates, privileging the stability of the financial flows. The hedging made is therefore aimed at reducing the volatility of the financial charges through interest rate swap and collar contracts.

On the basis of the Montecarlo method described above, in the period related to the following year, the greater charge for existing loans and the existing derivates (totally the financial charges at risk) is equal to 1.3 million euro (1.7 million euro at December 31, 2006).

As regards the exchange risk of the purchases and sales different from the commodities, due to the modest amounts and the close expiry dates in which the cash collections and payments take place, the ASM Group does not deem necessary to make specific hedges. Any unbalances are compensated through the purchase or sale of foreign currency.

Liquidity risk

It is the risk that a person finds it difficult to fulfil the obligations connected with financial and trade liabilities.

The ASM Group pursues a target of adequate level of financial flexibility expressed by the maintenance of a current treasury margin that permits the hedge of the re-financing needs of at least the next 12 months.

The liquidity risk with reference to trade payables is naturally covered by the dynamics and the quality of the trade receivables and by the consistency of the cash.

At December 31, 2007 the payables to suppliers of the ASM Group amount to 302 million euro (282 million euro in the previous year). Trade payables to related parties for 92 million euro (52 million euro in the previous year) are added to this item.
Moreover, ASM S.p.A. manages a central treasury services on behalf of the ASM Group with most of its subsidiaries.
Through this agreement, the company can cope with its daily needs for cash, drawing, if necessary and duly, not only from its own financial resources, but also from those of the other companies of the ASM Group.

In view of the support to the individual treasury system, the liquidity risk for the ASM Group is considered reduced, due also to the rating which ASM S.p.A. enjoys.

The analysis for debt expiry is shown in the following table:

ASM Group 12 31 2007 *Millions of euro*	**Carrying amount (1)**	**Time Band (2)**			
		0-3 months	**4-12 months**	**1-5 year**	**> 5 year**
NON-DERIVED FINANCIAL LIABILITIES					
NON-CURRENT LIABILITIES	**(963.5)**	-	-	-	-
Bonds	(594.1)	(1.6)	(25.9)	(110.0)	(722.0)
Payables to banks	(360.2)	-	-	(251.7)	(177.9)
Long-term payables to related parties	(0.8)	-	-	(0.8)	-
Payables to other financers	(8.4)	-	-	(6.0)	(3.1)
CURRENT LIABILITIES	**(201.5)**	-	-	-	-
Payables to banks	(196.9)	(86.4)	(132.6)	-	-
Payables to suppliers	(301.6)	(101.5)	(105.2)	(74.4)	(20.5)
Trade payables to related parties	(91.7)	(34.3)	(31.8)	(18.5)	(7.1)
Financial payables to related parties	(0.3)	-	(0.4)		
Payables to other financers	(4.3)	(0.3)	(4.2)	-	-
TOTAL	**(1,165.0)**	-	-	-	-
Derived financial liabilities	-	-	-	-	-
Derivatives valuation liabilities	**(10.0)**	**(1.3)**	**(1.6)**	**(8.9)**	**(51.9)**
TOTAL	**(10.0)**	-	-	-	-

(1) Without interests.
(2) Included interests.

Credit risk

The credit risk is the risk that one of the parties of a financial instrument causes a loss to the other party for not having fulfilled an obligation. In the definition of "financial instrument" it is recalled that the IFRS 7 also refers to the trade receivables.

The credit risk is linked:

- to the possibility of default of the opposite party;
- to the presence of factors of administrative and commercial nature which impede the fulfilment of the obligations by the opposite party, such as claims on the quality, type, characteristics of the supply or service, on the different interpretation of the contractual clauses, on the characteristics and contents of the accounting/tax documents issued after the transaction, etc.

Risk management is assigned to the Administrative Department, together with the Departments involved.

For the management of this risk, as regards the financial opposite parties, selection criteria connected with the possession of creditworthiness rating not below a defined level are used.

For the commercial opposite parties, assessment procedures are used which determine, if the result is negative, the request for suitable guarantees. Insurance covers are also taken out to limit the risk of insolvency.

Receivables from third parties amount to 651 million euro (530 million euro in the previous year). Of these amounts, 143 million euro refer to invoices to be issued (134 million euro in the previous year).

The receivables which expired over 2 years ago amount to 7 million euro.

The receivables which expired 121 days to two years ago amount to 17 million euro.

Applying the write-down percentages decided at ASM Group level on the basis of the historical percentage of success in recovery, an adjustment fund of the receivables amounting to 14 million euro is obtained.

The main customer is GSE for the transfer of energy from the renewable energy plants (roughly 25.2 million euro).

Clauses on financing contracts

It is highlighted that ASM S.p.A. has drawn up financing contracts containing the change of control clause, i.e.:

- Bridge financing of 800 million euro signed on December 10, 2007 by ASM with Pool Banche, duration 1 year plus 6 + 6 option;
- Financing of 155 million euro signed by ASM on January 29, 1998, with Intesa San Paolo.

Derivatives

The detail of the derivatives used by the company for hedging reasons is shown in the following table.

List of derivatives of the ASM Group December 31, 2007

Company	Other party	Type	Description	Object
INTEREST RATE				
Bas Power S.p.A.	UniCredit	Swap with KO	Swap on interest rates, from floating to fixed rate step up with KO	Bas Power loan
Bas Com. S.p.A.	Banca di Bergamo	Swap	Swap on interest rates, from floating to fixed rate step up with KO	Bas Com. loan
Asm	BBVA	Collar with KO	Collar on interest rates, with KO	Asm Floating-rate loans
Asm	SG	Collar	Collar on interest rates	Asm Floating-rate loans
Asm	SG	Collar	Collar on interest rates	Asm Floating-rate loans
Retrasm	SG	Collar	Collar on interest rates	Retrasm floating-rate leasing
EXCHANGE RATE				
Abruzzo Energia	Intesa Sanpaolo	Collar	Collar on Euro/Swiss Franc exchange rate	Contract with Alston
Asm	Merrill Lynch	Cross Currency Swap	Swap on Euro/Yen exchange rate, both for notional and for interests	Aflac loan in Yen
COMMODITY				
Asm Energy	GSE	Contract for differences	Two-way rate agreement on the difference between the hourly PUN and a fixed price	Purchase of electricity CIP 6 auctions
Ergon Energia (50%)	GSE	Contract for differences	Two-way rate agreement on the difference between the hourly PUN and a fixed price	Purchase of electricity CIP 6 auctions
Plurigas (*)	ND	ND	Contract on gas on stock	
Plurigas (*)	ND	ND	Contract on gas on stock	

(*) For Plurigas the values are referred to the ownership share.

	Expiry date	Quantity/ Notional	To be paid	To be received	MTM	Currency
	12.31.2011	13,000,000	2002 3.00% 2003-05 4.25% KO 5.25% 2006-11 5.20% KO 6.25%	Euribor 6 m (Eur 6 m+0.25%) (Eur 6 m+0.25%)	(208,862.10)	12.31.2007
	03.20.2008	800,000	1st year 2.5% 2nd year 3.90% 3rd, 4th and 5th year 4.30%	Euribor 6 m	1,738.42	12.31.2007
	12.15.2009	29,384,617	Reference rate Euribor 3 m Floor 2.30% Cap 4.85% KO 6%		29,827.71	12.31.2007
	12.15.2012	96,428,571	Reference rate Euribor 3 m Floor 4.16% Cap 5.5%		(546,8001.00)	12.31.2007
	12.31.2010	2,582,284	Reference rate Euribor 3 m Floor 4.16% Cap 5.5%		(6,468.00)	12.31.2007
	06.30.2011	6,968,674	Reference rate Euribor 3 m Floor 4.16% Cap 5.5%		(30,361.00)	12.31.2007
	06.30.2008	CHF 19,710.000	Reference exchange rate Euro/Swiss Franc Floor 1.56% Cap 1.48%		(641,585.26)	12.31.2007
	08.10.2036	Yes 14,000,000,000 vs euro 98,000,000	Yen loan 14,000,000,000 3.2% vs euro loan 98,000,000 5.405%		(8,540,491.81)	12.31.2007
	12.31.2008	2 MW baseload	Fixed price	PUN	231,039.77	12.31.2007
	12.31.2008	53.5 MW baseload (50%)	Fixed price	PUN	6,180,313.74	12.31.2007
	12.31.2008				1,777,209.00	12.31.2007
	12.31.2008				(4,997,866.00)	12.31.2007

5. Basic accounting data of companies consolidated proportionally

Description - *Thousands of euro*	**Plurigas (30%)**	**Ergon (50%)**	**Metamer (50%)**	**Ge.Si. (47.5%)**
Total assets	340,944	224,866	8,760	2,148
Shareholders' equity	41,975	13,942	2,373	2,375
Total liabilities	298,969	210,924	6,387	(227)
Production value	1,003,071	1,033,746	20,863	5,045
Production costs	964,802	1,024,854	20,589	3,916
EBITDA	**38,269**	**8,892**	**274**	**1,129**
Depreciation, amortisation, write-downs and provisions	1,707	1,638	26	265
EBIT	**36,562**	**7,254**	**248**	**864**
NET PROFIT	**20,703**	**3,080**	**290**	**489**

6. Basic accounting data of affiliated companies

Name/Location *Thousands of euro*	Balance Sheet			Income statement					
AFFILIATES	Assets	Liabilities	Net	Production value	Cost of production	Financial income and charges	Extraordinary income and charges	Tax	Net profit
Bergamo Servizi S.r.l. (1) Samico (Bg)	7,712	(6,785)	(927)	154	(305)	(48)	-	66	(133)
C.B.B.O. S.p.A. (1) (affiliate of Aprica S.p.A.) Montichiari (Bs)	2,862	(1,349)	(1,513)	3,467	(3,163)	9	-	(143)	170
C'è Gas S.r.l. (1) Cernusco sul Naviglio (Mi)	2,454	(2,440)	(14)	1,139	(1,145)	13	-	(3)	4
Coges S.p.A. (1) S. Gervasio (Bs)	10,527	(8,935)	(1,592)	3,846	(3,712)	16	(2)	(89)	59
LumEnergia S.p.A. (1) Lumezzane (Bs)	23,860	(23,083)	(777)	46,002	(46,449)	(446)	768	162	37
CTE Mincio S.r.l. (2) Ponti s/Mincio (Mn)	21	-	(21)	-	(2)	-	-	-	(1)
Endesa Italia S.p.A. (1) Rome	5,074,416	(1,601,034)	(3,473,382)	2,757,630	(2,164,579)	(23,190)	(10,793)	(70,365)	488,703
Ergosud S.p.A. (1) Rome	176,550	(154,230)	(22,320)	10	(165)	15	1	-	(139)
Giudicarie Gas S.p.A. (affiliate of Valgas) (1) Tione (Tn)	515	(30)	(485)	-	(47)	3	-	-	(44)
Lombardia Gas Trader S.r.l. (1) in liquidation Milan	71	(21)	(50)	-	(15)	1	-	-	(14)
Serio Energia S.r.l. (1) Concordia (Mo)	3,958	(2,798)	(1,160)	1,266	(988)	(84)	3	(77)	120
SET S.p.A. (1) Toscolano Maderno (Bs)	1,430	(541)	(889)	350	(297)	(27)	1	(12)	15
Sviluppo Turistico Lago d'Iseo S.p.A. (1) Iseo (Bs)	4,560	(3,355)	(1,205)	1,074	(1,302)	(322)	5	(13)	(558)
Trentino Servizi S.p.A. (1) Rovereto (Tn)	688,750	(379,016)	(309,734)	450,198	(419,855)	(3,943)	334	(14,639)	12,095
Visano Società Trattamento Reflui S.c.a.r.l. (1) Brescia	97	(71)	(26)	214	(216)	-	6	(4)	-

(1) The data refer to the financial statements at December 31, 2006.
(2) The data refer to the financial statements at December 31, 2007.

7. Basic balance sheet figures by individual business (segment information)

BALANCE SHEET - *Millions of euro*	12 31 2007		
	Elec. Gen.	Elec. - Gas dist.	
ASSETS			
NON-CURRENT ASSETS			
Tangible assets	606	463	
Intangible assets	1	7	
Goodwill	10	53	
Investments valuated with the shareholders' equity method	-	-	
Other non-current financial assets		1	
Receivables for prepaid taxes	1	12	
Other non-current assets	-	-	
Total non-current assets	**618**	**536**	
CURRENT ASSETS			
Inventories	-	1	
Trade receivables	164	110	
Other current assets	37	18	
Current derivatives	-	-	
Assets for current taxes	1	1	
Cash and cash equivalents	(31)	25	
Total current assets	**171**	**155**	
TOTAL ASSETS	**789**	**691**	

	12 31 2007					
	Elec. - Gas sales	Dist. heating	Water	Environment	Other businesses and consolidations	Total Group
	2	163	206	59	68	1,567
	17	1	18	-	(5)	39
	-	-	-	-	74	137
	1	-	-	23	805	829
			·	-	19	20
	5	2	3	1	16	40
	-	7	-	-	4	11
	25	**173**	**227**	**83**	**981**	**2,643**
	37	4	1	3	14	60
	755	54	100	137	(584)	736
	22	2	-	1	3	83
	8	-	-	-	-	8
	39	-		-	2	43
	55	(6)	(124)	9	227	155
	916	**54**	**(23)**	**150**	**(338)**	**1,085**
	941	**227**	**204**	**233**	**643**	**3,728**

BALANCE SHEET - *Millions of euro*	12 31 2007		
	Elec. Gen.	**Elec. - Gas dist.**	
LIABILITIES			
SHAREHOLDERS' EQUITY	**431**	**357**	
NON-CURRENT LIABILITIES			
Non-current financial liabilities	201	9	
Non-current derivatives	1	-	
Liabilities for deferred taxes	42	5	
Employee benefits	2	8	
Funds for risks and future liabilities	2	-	
Liabilities for landfills	-	-	
Other non-current liabilities	3	-	
Total non current liabilities	**251**	**22**	
CURRENT LIABILITIES			
Trade payables	71	289	
Other current liabilities	32	21	
Current financial liabilities	4	1	
Current derivatives	-	-	
Payables for taxes	-	1	
Total current liabilities	**107**	**312**	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**789**	**691**	

	12 31 2007					
	Elec. - Gas sales	Dist. heating	Water	Environment	Other businesses and consolidations	Total Group
	91	**153**	**95**	**107**	**325**	**1,559**
	–	–	–	–	753	963
	–	–	–	–	9	10
	2	23	16	1	29	118
	1	2	4	10	24	51
	5	5	1	–	10	23
	–	–	–	82	–	82
	14	2	1	–	–	20
	22	**32**	**22**	**93**	**825**	**1,267**
	678	40	63	28	(776)	393
	47	2	19	4	133	258
	85		–		111	201
	11	–	–	–	–	11
	7	–	5	1	25	39
	828	**42**	**87**	**33**	**(507)**	**902**
	941	**227**	**204**	**233**	**643**	**3,728**

8. Net financial position at December 31, 2007

Thousands of euro	12 31 2007	12 31 2006	Changes
Bonds-non current stake	(594)	(594)	-
Non-current bank loans	(360)	(331)	(29)
Non-current loans from other financers	(3)	(2)	(1)
Non-current payables to parent company	(1)	(2)	1
Non-current financial lease	(6)	(7)	1
Non-current financial derivatives	(10)	(15)	5
Total medium and long-term debt	**(974)**	**(951)**	**(23)**
Non-current derivatives	-	-	-
Non-current financial assets	-	-	-
Total medium and long-term financial receivables	**-**	**-**	**-**
TOTAL NET NON-CURRENT FINANCIAL DEBT	**(974)**	**(951)**	**(23)**
Current bank loans	(161)	(80)	(81)
Loans from other financers	(3)	-	(3)
Current financial lease	(1)	(1)	-
Financial liabilities towards parent company	-	(1)	1
Current financial liabilities	(36)	(24)	(12)
Current financial liabilities towards related parties	-	(2)	2
Total short-term debt	**(201)**	**(108)**	**(93)**

Thousands of euro	12 31 2007	12 31 2006	Changes
Current financial assets	-	-	-
Current financial assets towards related parties	-	-	-
Total short-term financial receivables	-	-	-
Cash and cash equivalents	154	242	(88)
Total net current financial debt	(47)	134	(181)
NET FINANCIAL DEBT	(1,021)	(817)	(204)

9. Reconciliation of the balance sheet and income statement

With a view to integration with AEM S.p.A. and AMSA S.p.A., which will become operative from January 2008, certain changes have been made to the contents of the financial statements. The following tables reconcile the balance sheet and income statement formats used at December 31, 2006 with the new format adopted for the financial statements at December 31, 2007.

Reconciliation of the balance sheet at December 31, 2006 new format

2006 BALANCE SHEET - *Millions of euro* NEW FORMAT	Published	Reclassification (-)	
NON-CURRENT ASSETS			
Property, plant and equipment	1,479	(58)	
Goodwill	138		
Intangible assets	37		
Investments valuated with the shareholders' equity method	751		
Other non-current financial assets	20		
Non-current derivatives	1	(1)	
Deferred tax assets	51		
Other non-current assets	46		
Total non-current assets	**2,523**	**(59)**	
CURRENT ASSETS			
Inventories	75	(75)	
Current financial assets	1	(1)	
Current tax assets	4	(4)	
Trade and other receivables	29	(29)	
Cash and cash equivalent	568	(568)	
Non-current derivatives	242	(242)	
Other current assets	56	(56)	
Total current assets	**975**	**(975)**	
Non-current assets held for sale	**1**		
TOTAL ASSETS	**3,499**	**(1,034)**	

Reclassification (+)	New format	2006 BALANCE SHEET - *Millions of euro* NEW FORMAT
		NON-CURRENT ASSETS
	1,421	Property, plant and equipment
	138	Goodwill
	37	Intangible assets
	751	Investments valued at equity
	20	Other non-current financial assets
	-	Non-current derivatives
	51	Deferred tax assets
	46	Other non-current assets
-	**2,464**	**Total non-current assets**
		CURRENT ASSETS
	-	
	-	
	-	
	-	
	-	
	-	
	-	
66	66	Inventories
577	577	Trade receivables
56	56	Other current assets
-	-	Current financial assets
4	4	Current derivatives
29	29	Current tax assets
242	242	Cash and cash equivalents
974	**974**	**Total current assets**
	1	**Non-current assets held for sale**
974	**3,439**	**TOTAL ASSETS**

Reconciliation of the balance sheet at December 31, 2006 new format

2006 BALANCE SHEET - *Millions of euro* NEW FORMAT	Published	Reclassification (-)	
EQUITY AND LIABILITIES			
EQUITY			
Share capital	774		
(Treasury shares)			
Share premium reserves	147		
Other reserves	369		
Net profit for the year	238		
Equity pertaining to the Group	**1,528**	**-**	
Minority interests	6		
Total equity	**1,534**	**-**	
LIABILITIES			
NON-CURRENT LIABILITIES			
Medium/long-term financial liabilities	935		
Non-current derivatives	15		
Deferred tax liabilities	126		
Employee benefits	42		
Provisions for risks	30		
Liabilities for refuse dumps	83		
Other non-current liabilities	90	(59)	
Total non-current liabilities	**1,321**	**(59)**	
CURRENT LIABILITIES			
Trade and other payables	335	(335)	
Tax liabilities	55	(55)	
Short-term financial liabilities	109	(109)	
Other liabilities	145	(145)	
Total current liabilities	**644**	**(644)**	
Total liabilities	**1,965**	**(703)**	
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	-		
TOTAL EQUITY AND LIABILITIES	**3,499**	**(703)**	

	Reclassification (+)	New format	2006 BALANCE SHEET - *Millions of euro* NEW FORMAT **EQUITY AND LIABILITIES**
			EQUITY
		774	Share capital
		-	(Treasury shares)
		147	Share premium reserves
		369	Reserves
		238	Net profit for the year
	-	**1,528**	**Equity pertaining to the Group**
		6	Minority interests
	-	**1,534**	**Total equity**
			LIABILITIES
			NON-CURRENT LIABILITIES
		935	Financial liabilities - non-current portion
		15	Non-current derivatives
		126	Deferred tax liabilities
		42	Employee benefits
		30	Provisions for risks
		83	Liabilities for refuse dumps
		31	Other non-current liabilities
	-	**1,262**	**Total non-current liabilities**
			CURRENT LIABILITIES
		-	
		-	
		-	
		-	
	337	337	Trade payables
	166	166	Other current liabilities
	106	106	Financial liabilities - current portion
	34	34	Tax liabilities
	643	**643**	**Total current liabilities**
	643	**1,905**	**Total liabilities**
		-	**LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE**
	643	**3,439**	**TOTAL EQUITY AND LIABILITIES**

Reconciliation of income statement at January 1, 2006-December 31, 2006 new format

2006 INCOME STATEMENT - *Millions of euro* NEW FORMAT	Published	Reclassification (-)	
REVENUES			
Revenues from sales and services	1,900	(1,900)	
Other operating income	152	(152)	
Total revenues and other operating income	**2,052**	**(2,052)**	
OPERATING COSTS			
Raw materials and comsumables used	1,164	(1,164)	
Services used	350	(350)	
Other operating costs	37	(37)	
Total operating costs	**1,551**	**(1,551)**	
Labour costs	**120**	**(11)**	
Gross profit from operations	**381**	**(501)**	
Amortisation and depreciation	**120**		
Provisions and writedowns	**17**	**(17)**	
Net profit from operations	**244**	**(484)**	
Financial income	9		
Financial charges	(45)		
Gains and losses on valuation of investments at equity	119		
Total net financial costs	**83**	**-**	
Profit before tax	**327**	**(484)**	
Income tax expense	(89)		
Net profit (loss) of operating, net of taxes	**238**	**(484)**	
Net result from non-current assets held for sale	-		
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	**238**	**(484)**	

	Reclassification (+)	New format	2006 INCOME STATEMENT - *Millions of euro* NEW FORMAT
			REVENUES
		-	
		-	
	1,902	1,902	Revenues from sales and services
	120	120	Other operating income
	2,022	**2,022**	**Total revenues**
			OPERATING COSTS
		-	
		-	
		-	
	1,499	1,499	Costs for raw materials, finished products and services
	37	37	Other operating costs
	1,536	**1,536**	**Total operating costs**
		109	**Labour costs**
	497	**377**	**Gross profit from operations**
	13	**133**	**Amortisation, depreciation, provisions and writedowns**
	484	**244**	**Net profit from operations**
		9	Financial income
		(45)	Financial charges
		119	Gains and losses on valuation of investments at equity
	-	**83**	**Total net financial costs**
	484	**327**	**Profit before tax**
		(89)	Income tax expense
	484	**238**	**Net profit (loss) of operating activities, net of taxes**
		-	Net result from non-current assets held for sale
	484	**238**	**NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP**

Certification of the consolidated financial statements pursuant to article 81-*ter* of CONSOB Regulation no. 11971 of May 14, 1999 and subsequent emendments

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Paolo Rundeddu, as the Manager in charge of preparing accounting documents of A2A S.p.A. attest the following, taking into account the provisions of article 154-*bis*, paras. 3 and 4, of Decree 58 of February 24, 1998, as subsequently amended:
   - the adequacy in relation to the characteristics of the business, and
   - the effective application,

   of the administrative and accounting procedures for the preparation of the consolidated financial statements of ASM S.p.A. during the course of 2007.

2. Note that ASM Brescia S.p.A. and AMSA Holding S.p.A. were merged AEM S.p.A. with effect from January 1, 2008 and that the company is now called A2A S.p.A..

3. We also attest, that the. consolidated financial statements of ASM at December 31, 2007:
   a) agree with the balances on the books of account and accounting entries;
   b) have been prepared in compliance with the International. Financial Reporting Standards (IFRS) approved by the European Community in accordance with EC Regulation 1606/2002 of the European Parliament and of the European Council; therefore, as far as we are aware, they are able to give a true and fair view of the assets and liabilities, results and financial position of the company and of the various companies included in the consolidation.

Milan, March 27, 2008

Giuliano Zuccoli
(for the Board of Management)

Paolo Rundeddu
(Manager in charge of preparing accounting documents)

0.5
Independent Auditors' Report

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
A2A SpA

1 We have audited the consolidated financial statements of ASM Brescia SpA and its subsidiaries ("ASM Group") as of 31 December 2007, comprising the consolidated balance sheet, income statement, changes in shareholders' equity, cash flow statement and related notes. These consolidated financial statements are the responsibility of A2A's directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the consolidated financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report issued on 3 April 2007.

3 In our opinion, the consolidated financial statements of ASM Brescia SpA as of 31 December 2007 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the consolidated financial position, results of operations, changes in shareholders' equity and cashflows of ASM Group for the year then ended.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50129 Viale Milton 65 Tel. 055471747 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel 0458002561

PRICEWATERHOUSECOOPERS

4 As reported in the Directors' Report, on 24 December 2007 the merger of ASM Brescia SpA into AEM SpA was finalised with effect from 1 January 2008. The entity resulting from the merger has taken the legal name A2A SpA.

Brescia, 10 April 2008

PricewaterhouseCoopers SpA

Signed by Alberto Carcano
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation

(2)

via Lamarmora 230 - 25124 Brescia
www.a2a.eu

report on operations 2007

report on operations 2007

ASM SPA

Mission

Our mission is to produce, develop and sell services in the energy, integrated water and environmental sectors. We strive to adapt constantly to customer requirements and market trends, while at the same time remaining highly competitive and continuing to offer excellent value to shareholders and stakeholders.

ASM has always been highly aware of environmental issues. Our approach stems from close ties with our local region, which has always been an important part of the company's history. We use the most advanced techniques available to minimise the environmental impact of our operations, and we are working on systems of company management that respect the environment and the community, as well as providing opportunities for staff development.

Contents

The ASM Group in figures

Key data - *Millions of euro*	**2007**	**%**	**2006**	**%**
Revenues	**2,286**	***100.0%***	2,022	***100.0%***
EBITDA (1)	391	*17.1%*	377	*18.6%*
Net EBIT (2)	275	*12.0%*	244	*12.1%*
Net profit	225	*9.8%*	238	*11.8%*

(1) Revenues - operating costs - labour costs.
(2) EBITDA - depreciation and amortisation/provisions/valuation of other assets at fair value.

Key financial data - *Millions of euro*	**2007**	**2006**
Shareholders' equity	1,560	1,534
Net debt (1)	1,021	817
Net invested capital (2)	2,581	2,351
Cash-flow (3)	341	371
Investments	256	241

(1) Financial payables + securities and cash.
(2) Non-current assets + working capital + other medium-/long-term assets and liabilities - staff severance fund - provisions for risks and future liabilities.
(3) Profit + depreciation and amortisation/provisions/valuation of other assets at fair value.

Financial indicators	**2007**	**2006**
ROI (1)	10.7%	10.4%
ROE (2)	14.4%	15.5%
EBITDA/revenues	17.1%	18.6%
ROS (3)	12.0%	12.1%
Interest cover (4)	8.1	8.4
Net debt/Equity	65.4%	53.3%
Net debt/EBITDA	2.61	2.17

(1) EBIT/net invested capital
(2) Profit/Equity.
(3) EBIT/revenues.
(4) EBITDA/financial charges.

EBITDA by sector - *Millions of euro*


190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
181
68
59
30
22
18
168
63
52
45
26
15
8
2007
2006
power generation
electricity/gas sales
electricity/gas grids
district heating
environmental services
water services
other services

ASM shares

Stock market data

Euro per share

IPO price (July 12, 2002)	1.850
Average price 2002	1.703
Average price 2003	1.678
Average price 2004	2.119
Average price 2005	2.630
Average price 2006	3.159
Average price 2007	4.524
Highest price in 2007 (12.19.2007)	5.140
Lowest price in 2007 (08.10.2007)	3.663

Share data

In euro

	2007	2006
Number of shares at December 31 (millions)	774.31	774.31
Net profit per issued share	0.291	0.307
Cash-flow per share (1)	0.429	0.452
Book value per share	2.015	1.981
Dividend per share (4)		-
Total dividends (million euro) (2)	-	205
Pay-out ratio (3)		50.42%
Price/earnings per share (P/E)	15.57x	10.28x
Price/cash flow (P/CF)	10.55x	6.99x
Price/book value (P/BV)	2.25x	1.59x
Dividend yield per share (5)		4.91%

Note:

(1) Multiples per share were calculated on the basis of the average annual price.

(2) The Cash Flow is equal to the net profit plus the amortization.

(3) The total dividends include the extraordinary dividend of 85 million euro resolved on October 22, 2007 by the shareholders' meeting of ASM S.p.A..

(4) The Pay-out was calculated with reference to the ordinary dividend for 2006 amounting to 120 million euro.

(5) Dividend per share: the ordinary dividend for the year 2006 was equal to 0.155 euro per share: the extraordinary dividend was equal to 0.11 euro per share.

(6) The dividend yield was calculated with reference to the ordinary dividend for the year 2006 amounting to 120 million euro.

Performance of ASM shares and the Mibtel Index - year 2007

Index numbers (01/01/2007 = 100)


5.15
5.05
4.95
4.85
4.75
4.65
4.55
4.45
4.35
4.25
4.15
4.05
3.95
3.85
3.75
3.65
Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 June-07 July-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07
ASM
MIBTEL

Performance from December 29, 2006 to December 28, 2007

ASM:	+19.9%
Mibtel:	-7.8%
Perf. relat.:	+30.1%
Delta:	+27.7 p. p.

The ASM Group in 2007

AEM-ASM merger

On June 4, 2007 the Mayors of Brescia and Milan, after having taken note of the preliminary agreement regarding the merger operation between Aem and ASM, signed a document containing the guidelines for the municipalities, concerning the merger transaction between the two companies (subject to the merger between Aem and AMSA), to be submitted to the approval of the respective Municipal Councils.

On June 25, 2007 the Boards of Directors of ASM, Aem and AMSA approved, for everything pertaining to them, the merger plan by incorporation of AMSA in Aem and the subsequent incorporation of ASM in Aem. The plan was subsequently approved by the Municipal Councils of Brescia and Milan.

On October 22 the Extraordinary Meetings of ASM and Aem approved the merger plan which will be operative from January 1, 2008.

The merger plan provides the incorporation of ASM in Aem, the simultaneous change of the company's name to A2A and the transfer of the registered office to Brescia.
The exchange ratio is fixed at 1.60 ordinary Aem shares for each ordinary ASM share. The determination of the exchange ratio takes into account the ordinary dividends already resolved and paid by the respective companies and the distribution by ASM of an extraordinary dividend equal to 0.11 euro for each ASM share (for a total amount of approximately 85 million euro) resolved by the Ordinary Meeting of ASM of October 22, 2007.

To assure uniformity and coherence in the management of the post-merger company, the Brescia and Milan municipalities will be holders of a total of approximately 55% of the voting capital of the post-merger company and will draw up a corporate agreement to discipline, among other things, the criteria and the mechanisms of designation and appointment of the company positions and the exercise of the vote in Meeting.

In the by-laws of the new post-merger company, the maximum limit to the share possession of 5% of the share capital will persist for different shareholders from the Brescia and Milan

municipalities, who will maintain, even if jointly, the right of veto on the resolutions of winding-up, sale of the business, merger, de-merger, transfer of the company office to abroad, change of the corporate purpose and approval of modifications to the by-laws which cancel or modify this right of veto.

As regards the Governance, the post-merger company will adopt a dual model, with a Supervisory Council and a Management Council. The Supervisory Council will be composed of 15 Councillors, 6 of them appointed directly by the Brescia municipality, 6 by the Milan municipality and the remaining 3 elected by list vote by the other shareholders.

The Management Council will be composed of 8 Councillors appointed by the Supervisory Council, on the basis of lists presented by the Supervisory Councillors.

The Governance will be based on the principle of alternation and alternativity of the appointments of the top positions by the two shareholder municipalities of reference.

As indicated by the Supervisory Council, the Management Council will appoint two General Managers, who may even be chosen among the Management Councillors.

In particular, one of the two General Managers will be responsible for the market area and for the central managements assigned to supply Corporate services and to carry out centralized activities to the benefit of the managements of the post-merger company and of the Group companies. The market area will include the activities of management, organization and development of the power portfolio, including trading on the markets and production programming.

The other General Manager will be responsible for the technical-operating areas of the post-merger company and Group companies, i.e. the areas referring to production, engineering, development and innovation in technical-operating field, electricity and gas distribution, heat distribution, integrated water and environmental services.

In the post-merger company, for the first three years, a Strategic Committee for Special Projects, composed of the Chairmen and Vice-Chairmen of the Supervisory Council and Management Council and by the two General Managers and chaired by the Chairman of the Supervisory Council, will also be formed.

On December 19, 2007, the Guarantor Authority of the Competition and of the Market informed that it has adopted the provision with which it has authorized the merger by incorporation of ASM in Aem (and the merger by incorporation of AMSA in Aem). The Provision has been taken on the basis of the commitments voluntarily undertaken by ASM and Aem to neutralize the importance, as regards antitrust, of the ties existing between ASM and Endesa Italia. These main commitments consist in the realization of methods of cancellation

of ties with Endesa Italia (also through a transaction that provides the sale of the shareholding held by ASM to Endesa Italia and the simultaneous purchase by ASM of productive assets owned by Endesa Italia) and in the cancellation on the structural plan of the tie existing with Endesa Europa (composed of the industrial joint-venture Ergon Energia).

On 24 December 2007 the deed of merger by incorporation in AEM of AMSA and the deed of merger by incorporation of ASM in AEM were drawn up respectively in Milan and Brescia. Once this was registered, December 28, 2007 was the last day of negotiation of the ASM shares which were waived by the quotation as from January 1, 2008.

From January 1, 2008 the effects of the abovementioned Mergers are operative and the ordinary AEM shares have been named A2A.

Other significant events of the year

As from 1/1/07 the merger by incorporation of Valgas (controlled 100% by ASM) in the parent company is operative. At the merger Valgas operated only in the integrated water services and heat management services in Valle Sabbia. In December 2006, in fact, the transfer to Aprica S.p.A. of the business division providing environmental services and the transfer to Cige of the business division dealing with gas distribution were completed, both effective from 1/1/07 (from 5/5/07, the company Cige took the new name of Asm Reti).
During the first quarter, in the rationalization and re-organization plan of the activities carried out by the Group companies, the following extraordinary transactions were also approved: merger by incorporation of Sinergia S.p.A. and Sobergas S.p.A. (both controlled 100% by ASM and dealing with gas distribution) in Cige S.p.A.; transfer of a portion of the division providing part of the integrated water services of the Bergamo province from ASM to Bas SII (company controlled 99.98%) as from January 1, 2007.

In February the shareholders' meeting of Lumenergia (company dealing with the purchase and sale of electricity and gas in the Lumezzane municipality) resolved the entry of Asmea, controlled 100% by Asm, in its corporate structure with a weight equal to one third of the resulting capital. This transaction follows the preliminary commercial and company agreement signed at the end of 2006, referring to the supply of electricity and gas (respectively from January 2007 and from the 2007-2008 thermal season) and to ASMEA's corporate shareholding in Lumenergia.

Since March 2007 ASM has been included in the new telematic index created by Standard & Poors, the "Global Water Index", which includes 50 companies of 14 different countries. The choice of the companies — in Italy only 3 besides ASM — depends on the market value ("capitalization") and on the compliance with particular performance standards.

The Global Water Index has been created due to the growing interest of the financial markets in the businesses operating in the water services sector. The target of Standard & Poors is to follow this trend; for the companies included in the index it means attracting new investors, having growing liquidity available and therefore having new growth prospects.

ASM received the Mediobanca prize for "Medium-size Dynamic Companies", an important recognition that has qualified it as the most dynamic Italian company with the greatest potentials to become a great company.

In the field of the transaction that led Enel S.p.A. and Acciona to launch the OPA (tender offer) on Endesa, an agreement for the transfer to E.ON. (which waived the OPA made by same on Endesa) of plants with a production capacity corresponding to 80% of Endesa Italia, also using Enel products, has been signed.
At the date of this report, the agreements between Enel and A2A to obtain, for the latter, a part of the Endesa Italia plants in exchange of the share of same already held by Asm (20%), with the possibility of adjustments, are being defined.

The ordinary shareholders' meeting of ASM of April 20, 2007 authorized the Board of Directors to buy and sell own shares which, in line with the targets of the transaction, will be sold in stock exchange or, with priority, used as consideration of acquisitions of shareholdings or business in the field of the growth programmes for external lines of ASM. The purchase of a maximum of 38.7 million ordinary shares, equal to 5% of the capital, is forecasted. The minimum purchase price is fixed at 1 euro per share, which corresponds to the nominal value; the maximum price is established by the average of the reference prices of the three stock exchange meetings preceding the date of each purchase transaction, plus 5%.
Refer to the Explanatory Notes for further information.

In May a gas supply contract (period May 1, 2007-September 30, 2008) totalling 1.75 billion cubic metres, destined, besides to Asm (owner of the contract), to other two partners (Hera and Aem Milano), was started with the company Gazprom.

The prestigious American company Platts has included ASM in its "Top 250", the annual classification that considers the main financial results and the EBIT of the companies operating in the power sector. Besides ASM only 7 Italian companies (Eni, Enel, Edison, Aem, Erg, Terna and Acea) are present.

Platts has also developed a further classification that takes into account the companies that recorded the greatest growth in the last 3 years: ASM is classified fortieth and with Aem is the only Italian company to appear in the list.

At the beginning of December 2007 ASM signed and defined the conditions of the agreement stipulated in November with Calyon-Cariparma, BBVA and Intesa Sanpaolo for a

loan of up to 800 million euro at a rate equal to the EURIBOR plus a spread equal to 0.15% per annum.

The loan — which has the duration of 12 months and two options of extension for a further total 12 months — is destined to cover the future needs of ASM, which also include the commitments deriving from the conclusion of the negotiations in course with ENEL on the future organization of Endesa Italia. The transaction is inserted in a market context favourable for the loans in the short-term segment. The subsequent recourse to long-term instruments will be evaluated within the expiry date, in order to align the duration of the loan to the company's equity structure.

In December 2007 some important company transactions in the field of the integration with Aem, with particular reference to the need to homogenize the company models adopted, were formalized.
On December 27, the extraordinary meeting of Aprica S.p.A. (company controlled by Asm S.p.A.) resolved to increase the share capital with payment through conferment, by Asm S.p.A., of the business division dealing with waste disposal and handling. With the realization of this transaction the whole municipal solid waste sector, from collection to disposal, will depend on Aprica. The combination is therefore in line with the development framework and with the competitive structures of the sector which need a high dimensional level from the companies which form part of them.
The start of the effective period of the conferment has been fixed at 9 p.m. of December 31, 2007.

On December 28, 2007 the extraordinary meeting of Asm Distribuzione Elettricità (company constituted in the month of October 2007 pursuant to article 8 of Legislative Decree 79/99 and controlled 100% by Asm S.p.A.) resolved the increase of the share capital through conferment, by the sole shareholder Asm S.p.A., of the business division dealing with power distribution.
The start of the effective period of the conferment has been fixed at 9 p.m. of December 31, 2007.

In the month of December, Asm S.p.A. also acquired from the Cedegolo and Paisco Loveno municipalities a total of 60% of the capital of the company Camuna Energia (which distributes electricity in Valle Camonica), thus increasing its share to 74.5%.

Profile of the ASM Group

The ASM Group's core business is energy, integrated water, environmental and other services.
It operates through the divisions of ASM S.p.A. and subsidiaries.
Its areas of activity are:

- Power generation;
- Electricity and gas sales;
- Electricity and gas grids;
- District heating;
- Integrated water services;
- Environmental services;
- IT services;
- Other services.

Power generation

ASM S.p.A. carries out this activity chiefly through the power plants of Mincio and Cassano and its waste-to-energy (WTE) plant. There is also smaller-scale production from hydroelectric and landfill biogas plants.

Bas Power S.r.l. is also active in this business through a plant that generates power using refuse-derived fuel (RDF).
Power generated by cogeneration plants (Lamarmora) is not included under power generation, but comes under district heating.
The power generation business also includes the direct sale of power to the Manager of the Electrical Services (e.g. the CIP 6 contracts relating to the WTE and the Bas Power plants, and the sales contracts of the hydroelectric and biogas plants) and sales to the power exchange and the Sole Buyer.

Electricity and gas sales

This division includes:

- **Sale of electricity**

  The activity is carried out by the companies Asm Energia and Ambiente S.r.l. (Asmea), Asm Energy, Ergon Energia (consolidated 50%) and Bas Omniservizi.

- **Gas supplies**

  This activity is carried out mainly by Plurigas S.p.A. (30%-owned by ASM S.p.A.), which has been the main supplier of gas used by the ASM Group since the end of 2001, via ENI and, in small quantities, other suppliers.

- **Gas sales**

  Gas is sold by ASMEA, Asm Energy, METAMER, Tidonenergie and BAS Omniservizi.

Electricity and gas grids

This division includes:

- **Electricity transmission**

  This is carried out by Reti Trasmissione Energia Elettrica ASM S.r.l. (Retrasm), to which ASM S.p.A. sold its own high-voltage grid in compliance with current regulations. It includes the operation of the section of the national transmission grid belonging to the ASM Group.

- **Power distribution**

  This is carried out by the electricity distribution division of ASM S.p.A. in the Brescia municipality and 45 other local-authority areas in the province of Brescia. It includes transport and transmission of power on the high-, medium- and low-voltage grids that are not part of the national grid.

- **Gas transport**

  Since October 1, 2003, gas transport has been managed by Retragas S.r.l., which was incorporated on June 13, 2003. The gas transport assets of ASM S.p.A., and of Valgas and Sinergia were transferred to the company on July 15, 2003. The grid extends over 300 kilometres across north-east Lombardy and Trentino Alto-Adige.

- **Gas distribution**

  The distribution is carried out by ASVT and Asm Reti (former Cige), which has acquired from ASM and Valgas the respective business divisions dealing with gas distribution, with effect from October 1, 2006 and January 1, 2007.

The merger by incorporation in Asm Reti of the companies Sinergia and Sobergas (dealing with gas distribution and controlled 100% by ASM) also came into force on January 1, 2007.

The ASM Group also runs street and cemetery lighting, through ASM S.p.A.'s electricity distribution division.

District heating

This covers the production of heat — in cogeneration plants that also generate electricity — and its distribution for residential and industrial use. This activity is carried out by Teleriscaldamento ASM S.p.A. in the cities of Brescia and Bergamo. Sales are managed by ASMEA.

Integrated water services

ASM S.p.A., ASVT and BAS SII S.p.A. carry out this service in Brescia and Bergamo provinces. It includes water catchment, mains operation, distribution, sewerage and water treatment.
ASMEA manages water sales to customers served by the distribution grid of ASM S.p.A. and ASVT.

Environmental services

The ASM Group operates directly in every aspect of waste management, from collection and street cleaning to disposal, through ASM S.p.A.'s environmental services division, Aprica S.p.A., ASVT and Ecofert in the provinces of Brescia, Bergamo and Mantua.

Other services

The ASM Group also runs the following support services, which were originally provided solely to Group companies, but are now increasingly also offered to external customers:

- engineering, through Aprica Studi S.r.l.;
- telecommunications, information technology and customer relationship management, through Selene S.p.A., BAS.com and Itradeplace S.p.A.;
- heat and facilities management, through ASM S.p.A. and Ge.Si. S.r.l..

ASM does not have agencies but operates solely via local offices (article 2428 of the Italian Civil Code).

Structure of the ASM Group

ASM Spa

89.84% Abruzzo Energia (*)	100.00% Asm Energy	100.00% Asm Elettricità	99.98% Bas S.I.I.
99.97% Bas Power	100.00% Asmea	48.85% ASVT	99.97% Aprica
20.00% Endesa Italia	30.00% Plurigas	100.00% Retrasm	48.62% Ecofert
50.00% Ergosud	50.00% Metamer	91.60% Retragas	100.00% Selene
80.00% Ostros Energia	50.00% Ergon Energia	100.00% Asm Reti	100.00% Aprica Studi
67.00% Energen	100.00% Tidonenergie	67.00% Seasm	47.50% Ge.Si.
	100.00% Bas Omniservizi	14.48% Trentino Servizi	100.00% Bascom
	100.00% Cogas	74.50% Camuna Energia	100.00% Itradeplace
			79.98% Montichiari Ambiente

Areas of activity

- Production
- Electricity/gas sales
- Networks
- Other services

Notes:

(*) ASM S.p.A. holds the right (call option) to acquire 0.925% of the share capital of Abruzzo Energia.

- ASM S.p.A. operates in the sectors of power generation, district heating, power distribution, integrated water and environmental services.
- The table shows only the shareholdings in consolidated companies at December 31, 2007 (direct and indirect stakes), and in the main affiliates: Endesa Italia, Ergosud and Trentino Servizi.

Strategy

The ASM Group is pursuing a growth strategy in its core businesses of energy, integrated water services, district heating and environmental services to increase efficiency in all areas of activity.

During 2007 the merger by incorporation of ASM Brescia in AEM Milano was completed with the consequent creation, from January 1, 2008, of A2A S.p.A..

The strategic and industrial lines defined by ASM Brescia in the industrial plans preceding the merger will also be confirmed in the A2A Industrial Plan for 2008/2012.

Therefore, the industrial objectives that have characterized the work of ASM Brescia, aimed at direct growth and growth in partnership in power generation, the development of the customers base in the sale of electricity and gas, the reinforcement of the gas supply, the constant attention to costs limitation, the extension of the activities and of the partnerships in the environmental sector, will continue to maintain their validity and indeed will be strengthened in A2A.

Auditing company

As proposed by the Board of Statutory Auditors, the ordinary meeting of ASM of April 20, 2007 has extended pursuant to law the auditing assignment to the company PriceWaterhouseCoopers for the period 2008-2013.

The fees paid to the auditing company in 2007, pursuant to article 149-*duodecies* of the Consob Issuers Regulation, are shown in the following table.

Type of services	Party which has supplied the service	Addressee	Fees *Thousands of euro*
Audit	PricewaterhouseCoopers S.p.A.	ASM Brescia S.p.A.	153
Audit	PricewaterhouseCoopers S.p.A.	Subsidiary companies and joint ventures	358
Certification services	PricewaterhouseCoopers S.p.A.	ASM Brescia S.p.A.	40
Certification services	PricewaterhouseCoopers S.p.A.	Subsidiary companies and joint ventures	12
Tax consulting services	-	-	-
Other services	-	-	-

Corporate social responsibility

Staff management and development

Industrial relations

55% of the total of the working positions in the ASM Group are disciplined by the National Collective Labour Contract of the Electrical Sector; it is followed by the Waste Collection and Handling sector (24%), the Gas Water sector (17%) and the Trade Sector (4%).

During 2007 all companies of the ASM Group renewed with their employees the "second level contracting" or bonus of result for the next three years based on the conditions and project layouts contained in the Protocol signed in 1992 between government and management and labour. This will guarantee all employees an additional bonus which will integrate the basic salaries provided in the collective contracts. These bonuses are linked to the achievement of determinate targets, agreed each year and related to the progress and economic results of the relative company.

Training

Maintaining the target of enhancing human capital, during the year the mapping of the competences experimentally started in 2003 continued. The project identifies for each professional figure the competences required by the role (and their level) and then finds the competences owned by them in order to evaluate any differences, to be considered from the point of view of professional development and therefore as training needs. The moments of meeting that have arisen from them have become important occasions of transfer, to the middle management, of knowledge necessary to be able to make the assessment of collaborators and for the purposes of the management of human resources, but also of diffusion of an assessment culture, and feedback for the purposes of the development of resources.
The training needs found were considered satisfied through the adoption of various methods, from the traditional training in classroom (even if with participative teaching), to the flanking on field, with expert staff. Where possible, the E-learning method was also used; besides

training/information on some classic safety themes, the instrument was extended to training on privacy and on Legislative Decree 231/01.

Local community links

Company crèche

The ASM Group pays attention to is staff's need to reconcile family and working dimension and offers a specific service for the children of its employees: the company crèche.
The number of children enrolled in it has increased by 30% compared to the opening year (2006), reaching almost 50 on a total of 60 vacancies.

Power saving and environmental awareness campaigns

In 2007, the fourth edition of the Riciclart project, aimed at the Brescia schools and at making the students aware of the waste and separated collection theme closed. The illustration of the theme was assigned to ASM staff, who flanked the teachers of the schools to suggest practical measures to encourage separated waste collection.
For the school year 2007/2008 a new project named Green Quiz was started in the Brescia schools, which provides the conduction of lessons in classroom by ASM employees who start from initial questions on separated collection and power saving made, in quiz form, to the students, then continue in the discussion of the themes that have emerged.

The project Conoscere l'energia (To know power), aimed at making young people aware of the theme of power saving has also been proposed for 2007. The initiative, realized in collaboration with the local broadcaster Teletutto and sponsored by the councillor's offices of the Environment and Public Education of the Brescia municipality, provided a television quiz in which 16 classes of the primary and secondary schools of Brescia competed in successive eliminatory phases to reach the grand final in live broadcast in the month of April.
A similar initiative is Teleslogan, conducted in 2007 to promote power saving and district heating in collaboration with the Bergamo municipality and the local primary schools. A total of 39 classes (830 students) were involved.

In the first months of 2007 a power saving awareness campaign was concluded which, besides the Brescia province, had as scenario the territories of the Bergamo, Piacenza, Cremona, Alessandria, Pavia and Lodi provinces. The initiative provided the free distribution to the customers of the sales companies of the ASM Group of power saving kits, composed of three 11 Watt low consumption bulbs, and a practical guide to avoid wasting power in the home.

A total of 111,000 bulbs, 36,000 more than anticipated, were distributed and during the campaign 7,000 questionnaires were collected, stimulating customer involvement.
Power saving was the leading theme also of more targeted information/training initiatives started together with single local companies in the Brescia province.
During 2007, in particular, on provincial territory agreements were drawn up with over 20 municipal administrations to promote power saving through a direct involvement of the citizens, of the associations and of the local schools.
Besides the distribution of power and water saving kits including 3 low consumption bulbs, anti-splash jet nozzles, flow reducers for showers and a savings guide, the municipal administrations were offered assistance in the phases of valuation and installation of photovoltaic plants on the municipal buildings or on other structures of public importance. The collaboration with the local companies in these initiatives made it possible to distribute the kits to roughly 25,000 families and to promote discussions and debates which were attended and welcomed by the citizens.

In the Bergamo province, together with the Mountain Community Valle Cavallina, during 2007 a power saving information campaign was promoted with the methods already experimented in some municipalities of the Brescia province, providing the distribution of a kit including high efficiency bulbs and a savings guide. The initiative involved 12 municipalities (belonging to the Community and served by the ASM Group) reaching 11,600 families.
In the Alessandria, Lodi, Pavia, Cremona and Piacenza provinces similar collaborations involving other 7,350 families were started with 6 municipal administrations.

ASM Foundation

During 2007 the Foundation proposed itself as stimulus to dialogue and to the creation of a network of relationships with the other local companies, promoting activities in specific fields like support to the eldest brackets of the population, strengthening of the human and social capital of young people, immigrants and local groups and cultural initiatives open to all the citizens.

As regards the phenomenon of the progressive aging of the population, the Foundation has promoted a research, organized on two years, entitled *The learning society does not grow old. Lifelong learning: learn to do, to know, to live together in all phases of life*, with which it is intended to urge a "new" philosophy to the institutions on lifelong learning.
It also flanked, with various loans, institutions and associations in the promotion of cultural, recreational and socializing activities which help the elderly to emerge from solitude and try to improve the quality of life.

The ASM Foundation then followed with particular care those areas where the changes are more evident, not only flanking the consolidated projects, but also taking innovative actions. The privileged fields, indicated in the important research “Brescia 2015” may be synthesized as follows: the new young people, the immigrants and the new cultures, the new pensioners, a new idea of environment.

We also highlight projects aimed at limiting the problems of those who live in fragile conditions: from the facilities for the disabled, to the support, through the project *Intessere* (Connections) coordinated by various foundations, to families assigned the custody of children, to help those who, for different reasons, are placed beyond the borders of civil society.

Financial community relations

ASM was listed on the stock exchange market from July 2002 to December 2007. From the listing until the merger in A2A — to optimally take care of the relations with the financial community and meet the specific needs — ASM maintained a Relations Office with the Investors, whose duties and functions were merged in the Investor Relations Office of A2A from January 2008.

0.1

The ASM Group

The ASM Group

The summary of the income statement, balance sheet and related comments shown below were prepared in accordance with international accounting standards (IAS/IFRS).
Compared to the previous year, the consolidation basis at December 31, 2007 includes the following companies which, as constituted in 2007, have therefore not supplied a significant contribution to the data indicated in the financial statements: Ostros Energia (Asm share 80%); Asm Calore e Servizi (100%); Asm Servizi (51%); Energen (67%).
The data of the fourth quarter of 2007 also benefit from the integral consolidation of the company Camuna Energia which deals with electricity distribution in Valle Camonica (Bs). On December 21, 2007, in fact, Asm S.p.A. increased its shareholding from 14.5% to 74.5%.

We highlight that, as from December 31, 2007, Asm conferred respectively to Aprica and Asm Elettricità the business divisions referring to the Environmental Service and Electricity Distribution sectors.
The assets and liabilities referring to these divisions were transferred on the same date. The assets and liabilities are, on the contrary, included in the Asm financial statements since the ownership of the management has remained assigned to Asm for the whole of 2007.

It is also opportune to highlight that, to make the grants supplied by the State or by other Public Institutions contribute to the formation of the result for the year, the quotas pertaining to the year have been credited to the income statement with transfer of the value of the amortisation on the basis of the useful life of the assets to which they refer.

The reclassification has been made also on the data of the year 2006 already published, in which the capital grants have been accounted in "other liabilities", with impact on the items "revenues", "operating costs", "labour costs" and "amortisation".

Finally, we highlight that, in accordance with everything provided in the Consob Notice of July 28, 2006, in the first column of the summary of the Income Statement and the Balance Sheet the reference notes to the items of the financial statements commented in the Notes are shown, to which reference is made for further information.

Summary of the income statement

Millions of euro	Ref.	2007	2006	Change absolute	% 07/06
Revenues	31;32	**2,286**	**2,022**	**264**	**13.1**
of which Related Parties		*121*	*83*	*38*	*45.8*
Operating costs	33;34	1,771	1,536	235	15.3
of which Related Parties		*695*	*524*	*171*	*32.6*
Labour costs	35	124	109	15	13.8
of which Related Parties		*2*	*2*	-	-
EBITDA (1)		**391**	**377**	**14**	**3.7**
Depreciation, amortisation, write-downs, proviation, valuation of other assets at fair value	36	116	133	(17)	(12.8)
Net EBIT (2)		**275**	**244**	**31**	**12.7**
Financial income and charges	37;38	(38)	(36)	(2)	5.6
of which Related Parties		-	-	-	-
Income and charges from investments	39	82	119	(37)	(31.1)
Pre-tax profit		**319**	**327**	**(8)**	**(2.4)**
Taxes	40	(94)	(89)	(5)	5.6
Profit including minority interests		**225**	**238**	**(13)**	**(5.5)**
Minorities' share of profits		-	-	-	-
NET PROFIT		**225**	**238**	**(13)**	**(5.5)**

(1) Is an alternative performance indicator not contained in IAS/IFRS accounting standards. ASM uses this indicator to assess the group's operating performance for presentations to management and analysts and investors. EBITDA is a measure of profitability and refers to earnings before depreciation, amortisation, provisions and write-downs costs.

(2) Net EBIT represents, similarly to the EBITDA, an alternative performance indicator used, in the internal and external presentations, to evaluate the characteristic trend of operations of the Group and, in particular, to measure the profitability before taxes, of the financial income/charges and from shareholdings. The EBIT is obtained by subtracting from the EBITDA the costs of depreciation, amortization, provisions and write-downs.

The year 2007 closed with revenues amounting to almost 2.3 billion euro, with an increase of 264 million euro, equal to 13%, compared to the previous year, mainly due to the sale of electricity caused by the growth of the quantities sold.

Operating costs (net of the labour costs, amortisation, depreciation, write-downs and provisions) amount to approximately 1.8 billion euro (+235 million euro compared to 2006) mainly due to the growth of the costs of electricity supply and the greater marketed volumes.

The labour costs at December 31, 2007 amount to 124 million euro (+14% compared to the previous year, due to a staff increase of 101 units), showing an incidence on the added value which rises from approximately 22% to 24%. The trend of the labour costs takes into account the growth of the item "other benefits", as specified more fully in the notes.

The EBITDA shows a progress of approximately 4% compared to the year 2006, rising from 377 to 391 million euro, mainly due to the dynamics of the margins of the power generation activities.

The item "amortisation, depreciations, write-downs, provisions and valuation of other assets at fair value" has decreased by 17 million euro (from 133 million euro to 116 million euro), mainly due to the significant provisions that were made in the financial statements in 2006 for the possible application of the AEEG resolutions on the price of gas.

Net EBIT has risen by 31 million euro, equal to 13%, compared to 2006 with an incidence on revenues of 12%, similarly to the previous year.

Financial income and charges show an increase of the loss from -36 million euro to -38 million euro mainly due to the increase of net financial debt.

As regards the shareholding management, 2007 closes with a profit of approximately 82 million euro, 37 million euro less than the previous year which had however benefited from extraordinary items amounting to almost 30 million euro related to the alignment, made by Endesa, of the fiscal value of the fixed assets at the book value.

After taxes amounting to 94 million euro, the net profit at December 31, 2007 amounts to approximately 225 million euro, with a decrease of 13 million euro, equal to approximately 6%, compared to 2006.

Summary of the balance sheet

Millions of euro	Ref.	12 31 2007	12 31 2006	Change absolute	% 07/06
Tangible assets	1	1,566	1,421	145	10.2
Intangible assets	2;3	176	175	1	0.6
Financial assets	4;5	850	771	79	10.2
Non-current assets		**2,592**	**2,367**	**225**	**9.5**
Working capital (*)		232	197	35	17.8
Other medium/long-term assets	6;7	53	99	(46)	(46.5)
of which in respect of Related Parties	7	-	-	-	-
Other medium/long-term liabilities	20;24; 25	(103)	(114)	11	(9.6)
Staff severance fund	22	(51)	(42)	(9)	21.4
Provisions for risks and future liabilities	21;23	(142)	(156)	14	(9.0)
Net invested capital		**2,581**	**2,351**	**230**	**9.8**
Shareholders' equity	15;16; 17;18	1,560	1,534	26	1.7
Net debt (1) (**)		1,021	817	204	25.0
Funds		**2,581**	**2,351**	**230**	**9.8**

(*) See notes in the table of "working capital".
(**) See notes in the table of "net financial debt".
(1) Net debt is an alternative performance indicator not contained in IAS/IFRS accounting standards that ASM uses in its presentations to management and analysts and investors to measure the debt level of a company.
It is calculated as the difference between financial receivables/payables and cash and cash equivalents (cash and banks). The "net debt" table below shows the balance sheet items used to calculate this indicator.
Note too that given the various restatement criteria used, the absolute values set out in the column showing the change between 2007 and 2006 on the summary balance sheet above for the items "other medium-/long-term assets", "other medium-/long-term liabilities" and "working capital" differ from the figures shown in the cash flow statement below.

There is a total increase of fixed assets of 224 million euro compared to December 31, 2006 (from approximately 2.4 to 2.6 billion euro).

Tangible assets have reached the value of 1.6 billion euro (1.4 billion euro in 2006), while intangible assets — including goodwill — amount to 175 million euro, in line with 2006.

Financial assets amount to 850 million euro compared to 771 million euro at December 31, 2006, mainly due to the increase of the value of the shareholding in Endesa (+37 million euro,

due to the consolidation with the net equity method) and in Ergosud (+36 million euro, related to the completion of the increase of the share capital).

The working capital amounts to 232 million euro and has increased by 35 million euro compared to December 31, 2006, taking into account the growth of trade receivables of 123 million euro, related to the expansion of the Group's business.

The year 2007 closed with a financial debt of 1,021 million euro, compared to 817 million euro in the previous year. The increase is mainly due to the growth of the loans negotiated to support the investments for the construction works of the Gissi and Scandale power plants and to the shrinkage of the net assets after the use of liquid assets for these works, which had not been used in the previous year due to the partial postponement of these investments.

Working capital

Millions of euro	Ref.	12 31 2007	12 31 2006	Change absolute	% 07/06
Inventories	8	59	66	(7)	(10.6)
Trade receivables	9;27	603	480	123	25.6
Receivables from related parties	9	86	47	39	83.0
Tax receivables	12	42	29	13	44.8
Trade payables	26	(301)	(283)	(18)	6.4
Payables to related parties	26	(92)	(53)	(39)	73.6
Tax payables	27;30	(16)	(34)	18	(52.9)
Other assets and liabilities	10;11; 27;29	(149)	(55)	(94)	170.9
Total		**232**	**197**	**35**	**17.8**

Net financial debt

Millions of euro	Ref.	12 31 2007	12 31 2006	Change absolute	% 07/06
Long-term financial payables	19;20	973	949	24	2.5
Long-term financial payables to related parties (1)	25	1	2	(1)	(50.0)
Short-term financial payables	28	201	106	95	89.6
Short-term financial payables to related parties (2)	26	-	2	(2)	(100.0)
Securities and cash (3)	13	(154)	(242)	88	(36.4)
Total		**1,021**	**817**	**204**	**25.0**

(1) Balance between the financial assets and long-term payables to related parties (note 25).
(2) Balance between financial receivables from related parties and financial payables to related parties (note 26).
(3) Current financial assets + liquid assets (note 13).

Investments

The investments made in 2007, which include multi-year charges and capitalized labour expenses, amount to 256 million euro, while in the previous year they reached 241 million euro.
It is highlighted that the 2006 figure differs from the value published in the 2006 report on operations (approximately 244 million euro) due to the reclassification of the capital grants, already reported in the comment on the financial statements. The impact of this reclassification, which regarded the investments in tangible assets, amounts to -2.8 million euro.

The increase of investments compared to the year 2006 have substantially taken place in Power Generation, due to the construction works of the Gissi power plant.

Investments - *Millions of euro*


300
250
200
150
100
50
0
241
256
5
4
236
252
2006
2007
Tangible assets
Intangible assets

Financial position

Cash flow statement

Millions of euro	12 31 2007	12 31 2006
Net profit	225	-
Depreciation and amortisation	106	-
Valuation of assets at fair value	1	-
Net change in staff severance fund	9	-
Net change in other funds	(11)	-
Adjustments to the value of investments	(81)	-
Change in medium- to long-term assets/liabilities	(4)	-
of which Related Parties	-	-
Tax due for the year	94	-
Tax paid	(114)	-
Cash flow before change in working capital	**225**	**227**
Change in working capital and assets/liabilities for the year	**(16)**	**(31)**
of which related parties	-	-
Total cash flow from operations	**209**	**196**
Net investment in tangible and intangible assets	(253)	-
Net change in investments	(4)	-
Total cash flow from investments	**(257)**	**(238)**
Free cash flow	**(48)**	**(42)**
Dividends and distribution of reserves	(205)	-
Dividends from equity investments	43	-
Purchase of own shares	(5)	-
Other consolidation differences	11	-
Total cash flow in respect of other assets and liabilities	**(156)**	**(71)**
TOTAL CASH FLOW FOR THE PERIOD	**(204)**	**(113)**

In 2007 assets generated liquidity for 209 million euro, with an increase on the previous year in which they amounted to 196 million euro.

Investments absorbed resources for almost 257 million euro, of which 253 million euro refer to investments in fixed assets and almost 4 million euro to the shareholding management.

The free cash flow is equal to -48 million euro (-42 million euro at December 31, 2006).
Other assets and liabilities absorbed liquidity for 156 million euro, taking into account the payment of dividends, distribution of reserves and purchase of own shares for approximately 210 million and encashment of dividends from shareholdings for 43 million euro.
The strong variation compared to 2006, amounting to approximately 85 million euro, is due to the issue of the extraordinary dividend resolved by the shareholders' meeting of ASM S.p.A. on December 22, 2007 and ex-date on December 28, 2007.
The 2007 cash flow amounts to -204 million euro, while in the previous year it showed a loss of 113 million euro.

Risk management

The ASM Group has a special division whose task is to control and manage energy-related and financial risks.
The risk management committee is the main body that formulates financial and energy risk management strategies. It reports on its activities to the Board of Directors of ASM S.p.A. on a quarterly basis. The committee also approves risk policies.

Risk policies set out the company's strategic guidelines, its approach to individual risk factors, and the organisational and operating principles and macroprocesses needed for active management of the main sources of energy-related and financial risks.
A central risk management department was also set up within the finance and administration department, which provides support, and monitors and controls risks at Group level.

Risk management activities, which are managed on a daily basis by the relevant departments, are aimed at taking measures to mitigate risks, except in the case of purely speculative transactions.

Energy and financial risks for the ASM Group stem from changes in the price of electricity and raw materials, changes in interest and exchange rates, and exposure to credit risk.

The company has insurance policies with a specialist insurer to hedge against credit risk relating to free market customers, while for other energy and financial risks it carries out derivatives transactions.

Reconciliation of parent company shareholders' equity and net profit with consolidated shareholders' equity and net profit

The table below shows the reconciliation of parent company and consolidated shareholders' equity and net profit pursuant to Consob communication DEM/6064293 of July 28, 2006.

Millions of euro	12 31 2007	
	Shareholders' equity	**Net profit (loss)**
Balance from ASM Brescia S.p.A. accounts	**1,300**	**186**
Portion of subsidiaries' net profit and shareholders' equity attributable to the Group, before reversal of book values of the shareholdings and the portion relating to minority shareholders	670	38
Reversal of book value of consolidated shareholdings	(643)	-
Minorities' portion	(20)	-
Elimination of dividends from subsidiaries	-	(31)
Effect of valuation of Endesa at equity	238	38
Effect of valuation of other companies at equity	(2)	1
Effect of valuation of other companies at equity	10	-
Minor adjustments and changes in the basis of consolidation	(13)	(7)
Balance from consolidated accounts of ASM Group	**1,540**	**225**

Transactions with Related Parties

The main transactions of commercial nature carried out by the ASM Group with Related Parties, as defined by the current international accounting principle no. 24, are shown below. More specifically, these are exchanges whose equity and economic effects were not removed during data consolidation, besides economic and equity effects of the proportionally consolidated companies for the part not removed.
These transactions, which fall within ordinary management, have been carried out by the parent company ASM S.p.A. and its subsidiaries and affiliates, with the Brescia and Bergamo municipalities (main shareholders of ASM S.p.A.) and with Endesa Italia (company consolidated with the net equity method).

The transactions carried out by only ASM S.p.A. with Related Parties are illustrated in the specific paragraph commenting the operations of the parent company.

Commercial transactions

Revenues

Endesa Italia – 87 million euro payable to

- ASM S.p.A. for sale of electricity amounting to 87 million euro. At December 31, 2007 receivables amount to 8 million euro.

Brescia local authority – 14 million euro payable to

- ASM S.p.A. 12 million euro, of which 2 million euro for street lighting service, 3 million euro for waste collection and handling services and 6 million euro for buildings heating management. At December 31, 2007 receivables amount to 10 million euro.
- Asmea, 2 million euro for the sale of electricity, gas, water and heat. At December 31, 2007 receivables amount to 2 million euro.

Bergamo local authority – 9 million euro payable to

- ASM S.p.A., 8 million euro, of which 5 million for buildings heating management and 3 million euro for street lighting service. At December 31, 2007 receivables amount to 2 million euro.
- Bas Sii, 0.6 million euro connected with the sale of water. At December 31, 2007 receivables amount to 2 million euro.
- Bascom, 0.2 million euro for telecommunication services.

Ergon – 5 million euro payable to

- Asm Energy, 4 million euro, mainly for electricity sales.
- Asm, 0.5 million euro for supplies of services.
- Selene, 0.2 million euro for information technology and telephone services.

At December 31, 2007 receivables from Ergon total 35 million euro.

Ge.Si. – 0.5 million euro payable to

- Asmea, 0.2 million euro for sales of gas. At December 31, 2007 receivables amount to 0.2 million euro.
- Asm, 0.2 million euro for supplies of services. At December 31, 2007 receivables amount to 0.6 million euro.

Plurigas – 0.4 million euro payable to

Receivables from Plurigas refer to the compensation for costs for the strategic storage service carried out by ASM S.p.A.. At December 31, 2007 receivables amount to 19 million euro.

Costs

Endesa Italia – 428 million euro due by

- Ergon Energia, 353 million euro for electricity purchase.
- Asm Energy, 74 million euro for electricity purchase.

At December 31, 2007 payables to Endesa total 34 million euro.

Plurigas – 190 million euro due by

- Asm, almost 190 million euro for the supply of natural gas. At December 31, 2007 payables total 29 million euro.

Ergon – 61 million euro due by

The costs due to Ergon by the following companies regard the supply of electricity:

- Asmea, 45 million euro;
- Asm Energy, 8 million euro;
- Omniservizi, almost 3 million euro;
- Metamer, 4 million euro;
- TidoneEnergie, approximately 0.5 million euro.

At December 31, 2007 payables to Ergon total 20 million euro.

Brescia municipality – 9 million euro due by

The costs owed to the Brescia municipality mainly regard the rents for the use of grids and infrastructures incurred by Asm and Asm Reti, which total 9 million euro. They also regard financial charges on loans amounting to approximately 0.1 million euro.
At December 31, 2007 payables total 6 million euro.

Bergamo Infrastrutture – 7 million euro due by

- Bas-Sii, 3 million euro for fee for the use of water grids and water treatment infrastructures. At December 31, 2007 payables amount to 1 million euro.
- Asm Reti, approximately 4 million euro for fee for the use of gas grids.

Bergamo municipality – 0.7 million euro due by

The costs owed to the Bergamo municipality refer to the fee of the sewerage service incurred by BAS-SII.
At December 31, 2007 payables amount to 0.7 million euro.

Ge.Si. – 0.2 million euro due by

The costs, incurred by ASM S.p.A., refer to works on the buildings heating management service. The total amount of the payables to Ge.Si. at December 31, 2007 is 0.1 million euro.

We also highlight fees to directors, general manager and executives with strategic responsibilities amounting to approximately 2 million euro.

Results sector by sector

The results relating to individual business areas shown in this section were prepared in accordance with IAS/IFRS accounting principles. Adjustments relating specifically to individual businesses have been allocated to those areas, and any residual adjustments or restatements have been allocated to "Other services".

For a more accurate interpretation of the results relating to individual sector, please note that:

- in the 2006 report on operations the "annual portion of capital grants" was recorded among the revenues, while in this report it has been charged as transfer of the amortisation/provisions. Consequently, compared to the data already published in the abovementioned report, the values of revenue and EBITDA of some Assets do not correspond to the data presented for the year 2006;
- costs, depreciation and amortisation relating to corporate activities — namely those carried out by ASM S.p.A. for other parts of the Group — have been fully allocated to the Assets, either in proportion to the actual use of the services provided, or according to technical/financial factors.

EBITDA - *Millions of euro*	**2007**	**2006**	**Change % 07/06**
Power generation	181	168	7.7
Electricity and gas sales	59	52	13.5
of which:			
- *electricity*	*19*	*22*	*(13.6)*
- *gas*	*40*	*30*	*33.3*
Electricity and gas grids	68	63	7.9
of which:			
- *electricity*	*43*	*37*	*16.2*
- *gas*	*25*	*26*	*(3.8)*
District heating	30	45	(33.3)
Integrated water services	18	15	20.0
Environmental services	22	26	(15.4)
Other services	13	8	62.5
Total	**391**	**377**	**3.7**

Breakdown of EBITDA by sector


EBITDA 2007
3%
5%
8%
46%
17%
15%
EBITBA 2006
2%
4%
12%
45%
16%
14%
power generation
electricity/gas sales
electricity/gas grids
district heating
integrated water services
environmental services
other services

Investments - *Millions of euro*	**Non-current assets**		**Total**
	Tangible assets	**Intangible assets**	
Power generation	161	–	161
Electricity and gas sales	–	–	
Electricity and gas grids	23	2	25
District heating	27	–	27
Integrated water services	28	–	28
Environmental services	6	–	6
Other services	7	2	9
Total 2007	**252**	**4**	**256**
Total 2006	**236**	**5**	**241**

The year 2007 closed with investments amounting to approximately 256 million euro, with an increase of almost 15 million euro compared to 2006. The most significant interventions regarded Power Generation (161 million euro, of which 140 million euro regarding the Gissi power plant) and District Heating (production plants and grids).

Non-current assets - *Millions of euro*	Non-current assets		Total
	Tangible assets	Intangible assets	
Power generation	624	1	625
Electricity and gas sales	-	13	13
Electricity and gas grids	449	87	536
District heating	170	2	172
Integrated water services	206	14	220
Environmental services	38	-	38
Other services	79	59	138
Total at December 31, 2007	**1,566**	**176**	**1,742**
Total at December 31, 2006	**1,421**	**175**	**1,595**

At December 31, 2007 tangible and intangible assets (including the construction plants and the advances on fixed assets in progress) surpassed the value of 1.7 billion euro with an increase of almost 147 million euro, compared to 2006. The most significant values are found in "Power Generation" (625 million euro) and "Electricity and gas grids" (536 million euro).

POWER GENERATION

New plants

The construction works of the 800 MW combined cycle gas power plant in the Gissi (Chieti) municipality owned by Abruzzoenergia are in advanced phase. The building works and the main mechanical assemblies have been substantially completed, while the end of assembly checks, like the filling tests of the hydraulic and thermal circuits and the corresponding pressurizations are in course. The engineering works and the supply of materials/equipment have been completed 100%, while the progress of the construction works of the power plant is 90%.

Plant start-up activities were commenced and the plant will start industrial operation in the second half of 2008.

The construction works of the 800 MW gas combined cycle cogeneration plant situated in Scandale (Crotone) also continue. The plant is owned by the company Ergosud of which Asm and Endesa Europa have an equal share.

Regulatory and tariff framework

Resolution 288/06 of the Electricity and Gas Authority (AEEG) has introduced new provisions concerning the management of import and export congestions on the interconnecting grid with abroad from January 1, 2007: in particular, it passes from an assignment of financial resources from the risk of volatility of the price differential between foreign zone and adjacent zone to an assignment of physical rights of use of transport capacity.

Article 2 paragraph 136 of the 2008 Budget Law modified the CIP6 mechanism, establishing that only the plants constructed and operative before the starting date of the law may benefit from the incentives for the production of electricity from renewable sources. For the other plants not yet in operation and for those under construction, the recognition procedure is completed by the Minister for Economic Development within three months from the date on which the 2008 Budget Law comes into force.

As regards CIP6, it is highlighted that in May 2007 the Lombard Regional Administrative Court accepted the majority of the claims made by numerous electricity producers against AEEG resolution 249/06 regarding the update of the cost of fuel avoided for the CIP6 plants. The method identified by the Authority provided the determination of a value at 2006 (used as payments on account for 2007) equal to 60.5 euro/MWh, over 12 euro/MWh less than the value that would have been obtained applying the previous method. On September 19, the CCSE (Cassa Conguaglio per il settore elettrico) published the new prices that were determined by the application of the methods in force before resolution 249/06, i.e. resolution 81/99.
The new prices provide much higher values which modify the prices on account used so far by the producers.
The High Court subsequently accepted the AEEG claim against the abovementioned sentence of the Lombard Regional Administration, thus making the application of the abovementioned resolution 249 already legitimate for 2007.

In December, with decree of the Minister of Economic Development, the 2008 selling price of CIP6 power was fixed at 68 euro per MWh (+4 euro/MWh compared to 2007). The provision assigns 75% of the CIP6 power to the free market and the remaining 25% to residential customers through the Sole Buyer.

The Italian stock exchange of the emissions of carbon dioxide, the market dedicated to industrial plants (among them the thermoelectric plants) involved in the commitments laid down by the Kyoto protocol, has been operative since April 2, 2007.
The new stock exchange, created in implementation of the European directive EC/2003/87, exploits the experience accumulated in these years by the Manager of the electrical market (Gme) with the market of the "green certificates" and "white certificates".

The tariff system provides a fixed annual cost (2,500 euro with exclusion of the first year) and a variable cost of euro/c 0.25 for each share negotiated. To be admitted to the market, the operators must be owners of a deposit account of the emission unit in one of the European registers and sign a request and a contract of adhesion to the market rules. The party who wants to sell the shares in stock exchange transfers the units that he/she intends to swap to the account owned by Gme. The stock exchange is a market with prompt delivery of the emission units, with a minimum offered lot of 500 units. The total guarantee of the purchases and the guarantee of delivery of the purchased units is provided.

As regards the Kyoto protocol, we highlight that the "Scheme of decision of assignment of the shares of CO_2 for the period 2008-2012" was published on the Official Gazette, for public consultation. The document fixes at national level an emissions ceiling equal on average to 185 million of CO_2 per year plus 15 million of reserve for the new entering companies.
As regards ASM S.p.A., the 2008 share indicated in the abovementioned scheme totals 1,486,851 tons, distributed among the district heating plants "Lamarmora" and "Nord" (621,689 tons), the waste-to-energy plant (131,909 tons) and the Ponti sul Mincio thermoelectric plant (733,253 tons).
The term for the submission of comments by the parties concerned is fixed at the 15th day following that of publication of the announcement in the Gazette.

Since April 1, 2007 the Forward Electricity Account Trading Platform has been in operation (in place of the Bilateral Platform) to implement everything provided by resolution 111/06; each operator is owner of Forward Electricity Accounts among which it is possible to make purchase and sale transactions.
The platform guarantees the coordination of the purchase/sale positions negotiated by the operators with the phase of physical execution and increases the efficiency of the "dispatch" of the electricity, as it also permits a rapid, safe and reliable management of the forward negotiations.

On February 24, 2007 the decree on the incentives to photovoltaic plants which provides a series of facilities for companies which install and produce electricity through solar panels came into force.
In addition to the contribution recognized for the quantities of power generated and inserted in grid, the customer will not pay in bill his/her electricity consumptions for the quota equal to the power sold.
The plants entitled to benefit from the incentives are those that start to operate between the date of issue of the decree and December 31, 2008.

With resolution 90/07 the AEEG introduced new measures to favour small power generation plants and to implement the photovoltaic plants incentive system related to the ministerial decree of the end of February 2007 on the "power account".

With resolution 28/06 the AEEG had in fact conceded the possibility for the end customers which have installed a production plant from renewable sources (e.g. the photovoltaic plant) to benefit from the on-the-spot swap.
With resolutions 88 and 89/07 the AEEG introduced the economic conditions necessary for the development of distributed generation, in particular from renewable sources and cogeneration, providing new rules for the connection and measurement of the electricity produced.

With resolution 280/07, in operation since January 1, 2008, the Authority simplified the collection of electricity produced by renewable sources and distributed generation, introducing a guaranteed minimum remuneration, according to the source used, for the small production plants from renewable sources. To facilitate producers, the resolution provides that the electricity is collected by the Manager of the Electric System (GSE) who will have the role of commercial intermediary under AEEG control. So far the collection has been managed by various distribution companies.

In article 2, paragraph 143, the 2008 Budget Law provided an incentive scheme for the electricity produced from renewable sources through plants which started to operate after December 31, 2007, after new construction/reconstruction/extension. Paragraph 144 provides, in particular, that the production by plants of average rated power of over 1 MW is boosted with the issue of green certificates for a period of 15 years. Paragraph 147 establishes that, from 2008, to satisfy the compulsory stake indicated in article 11, paragraph 1, of Legislative Decree 79/99, the green certificates have a unit value of 1 MWh and are issued by the GSE for each plant with boosted production indicated in paragraph 143.

Finally, we highlight resolutions 350/07 and 351/07 with which the AEEG has respectively modified some provisions and considerations linked to the power dispatch service and determined for 2008 the considerations linked to Terna's operating costs.

Operating performance

At December 31, 2007 the electricity produced by Power Generation amounted to 2,556 GWh, with a decrease on the previous year of 9%, mainly due to the lower quantities generated by the Mincio power plant caused by a technical stop of the plant in the months of May, June and July (-270 GWh, 26%, on annual basis).

After the delivery of 803,000 tons of waste (inclusive of the purchased biomasses), the electricity generated by the waste-to-energy plant reached 570 GWh. In 2006 528 GWh were generated, while the delivered waste amounted to 801,000 tons.

The item "Other minor plants" also includes the quantities generated by the Bas Power plant which uses fuel derived from waste. The electricity generated in 2007 amounts to 70 GWh, 5 GWh above that of 2006.

Considering also the quantities coming from the cogeneration plants forming part of the District Heating included in the relative sector (384 GWh against 377 in 2006), the electricity of own production shows a total decrease of 8% on the year 2006, passing from 3,188 to 2,940 GWh.

ASM S.p.A.'s portion of own production - *in GWh*


2,811
124
528
1,023
1,136
2,556
118
570
753
1,115
3 000
2 500
2 000
1 500
1 000
500
0
2006
2007
Cassano Plant
Mincio Plant
WTE
Other minor plants

Summary of the financial position

Power Generation revenues mainly refer to the sale of electricity, to the "Sale of electricity and gas" and to the sales to the GSE, to the Sole Buyer, and to the power stock exchange. Other revenues derive from the sale to "District Heating" of the heat produced by the waste-to-energy plant and by the waste disposal service in favour of the "Environmental Services".

The year 2007 closed with revenues amounting to approximately 600 million euro, with an increase of 26 million, equal to almost 5%, on 2006.
The growth of the margins of the waste-to-energy plant, attributable to the increase of the quantity of electricity sold and to the fact that in 2006 there were contingent liabilities and provisions for price differentials, has more than absorbed the lower contribution coming from the power plants, in particular from the Ponti sul Mincio plant which had a technical stop in the months of May, June and July.
The EBITDA of the Power Generation amounts, in fact, to 181 million euro, with an expansion of almost 8% compared to 2006. The incidence on revenues amounts to 30%, compared to 29% in the year closed at December 31, 2006.

The EBIT shows an increase of 12 million euro compared to 2006 (from 130 to 142 million) with an incidence on revenues of 24% (23% in the previous year).

Power generation - *Millions of euro*	**2007**	**2006**	**Change % 07/06**
Revenues	601	574	4.7
Operating costs	420	406	3.4
EBITDA	**181**	**168**	**7.7**
Deprec, amort & provisions	39	38	2.6
EBIT	**142**	**130**	**9.2**

Revenues include the heat produced by the WTE plant and sold to the district heating business (22 million euro at December 31, 2007) and the waste disposal service provided by the WTE plant and sold to the environmental services business (approximately 43 million euro at December 31, 2007).

Investments

The investments in tangible assets made in 2007, which total 161 million euro, mainly regard the construction works of the Gissi power plant (140 million euro).

ELECTRICITY AND GAS SALES

Electricity

Significant events of the period

In July, at the end of a demanding tender, the company ASMEA, as principal of a Temporary Association of Companies with the companies ASM, Prima Vera and ANTAS, was awarded the contract for the supply of the Power Service and the connected services for the Public Administrations.

The Temporary Association of Companies, headed by ASMEA, was awarded geographic lots for a potential value of 455 million euro in turnover terms, on the total 675 million of the tender. The regions in which the ASM Group will operate are: Valle d'Aosta, Piedmont, Liguria; Lombardy; Veneto, Friuli Venezia Giulia; Emilia Romagna and Marche.

The agreement, valid for one year from signature, will enable the ASM Group to draw up Supply Orders of the duration of five years each.

Regulatory and tariff framework

At December 31, 2007 the AEEG issued the resolutions indicated in the following table, referred to the adjustment for the period January 1-December 31, 2007 of the economic conditions of electricity of the service of greater protection.

The average increases for the residential sector were:

Period	AEEG resolution	% increase (gross)
1 quarter 2007	321/06	(1.6)
2 quarter 2007	76/07	0.4
3 quarter 2007	159/07	-
4 quarter 2007	238/07	2.4

With resolution 353/07 the update for the first quarter of 2008 of the economic conditions of the sales service of greater protection was published. Compared to the previous quarter there was a national average increase of 2.4%, including, besides the families, the small companies.

The change is attributable to the permanent high international quotations of oil and gas.

From July 1, 2007, in Italy, as in the rest of Europe, the complete liberalization of the power demand started, in implementation of EU Directive 54 of 2003.
It is a "revolution" which in our country regards almost 30 million families, which may consult even different electricity vendors from the one by which they have been supplied so far, choosing the offer considered most interesting. Until June 30 only persons with a VAT number could change electricity supplier.
The old tariffs system is abandoned and the bills are calculated adding prices and tariffs. The price of the electricity will be freely determined by the market, through the offers of the different sales companies. The other items: electricity transmission, distribution and measurement services (which need infrastructures and cannot be put in competition) and the general charges of the system remain instead subject to tariffs of the Authority.

In the context of the new liberalized market, as from July 1, 2007 the AEEG has approved with resolution 156/07 the Integrated Text for the supply of the electricity sale services of greater protection and to protect the end customers pursuant to Decree Law 73/07 (subsequently converted into law).
Among the main innovations we highlight the institution of the figure of the party applying greater protection, which will supply the electricity — with reference prices defined by the AEEG — to the residential customers and small companies in low voltage which do not

choose to enter the free market. For the ASM Group ASMEA is the party applying greater protection.
For the large customers who are not in the free market, the protection service which will subsequently be assigned with specific tenders has instead been prepared. For the ASM Group, the protection is temporarily applied by ASMEA.

With an important resolution, 349/07, the AEEG defined for the year 2008 the remuneration of the service of greater protection, displaying, during 2008, with a successive document, the complete coverage of the costs of the party applying greater protection.

Awaiting the definition of the future tariff organization, including the company's tariff, the AEEG has prepared a tariff "of transition" to make the system more in line with the liberalized market, at the same time maintaining a system of diffused guarantees and a substantially unchanged expenditure for the families. The provision (resolution 135/07) follows the publication of two consulting documents, respectively in the months of January and May 2007.

The new tariff of transition maintains unchanged the division for consumption brackets and the resident/non-resident distinction (provided by the present tariff); it eliminates the crossed subsidies in the component with coverage of the purchase and sale costs of the electricity; it changes the tariff fees with coverage of the costs of transmission, distribution, measurement and charges of the system to compensate the elimination of the abovementioned crossed subsidies.

With consulting document of December 20, 2007, of which the date for the transmission of comments has been extended to February 29, 2008, the AEEG presented the final proposal for the revision of the residential tariff system, (introduced with the abovementioned resolution 135/07), besides a description of the possible methods of application of the protective measures destined to residential customers with economic and serious health problems. We highlight that at the end of 2007 the government launched a decree defining the criteria for the definition of the electric tariffs for the abovementioned types of customers. Bonuses are provided to reduce the impact of the cost of electricity to persons with economic and health problems.

In view of the complete liberalization of the market, the AEEG had prepared two new instruments to facilitate consumers in the choice of the supplier.
More specifically, with resolution 110/07 the preparation of a "card" was provided to facilitate the comparison of the offers, while with resolution 134/07 the methods of preparation and update of the list of the companies qualified to sell electricity to the residential customers and to other small consumers have been disciplined. The registration in the list is voluntary and requires the possession of particular requisites of reliability.

In the ASM Group, the companies Asmea, Bas Omniservizi and Tidonenergie have already gained credit.

Among the other provisions regarding the sale of electricity we highlight resolution 83/07, with which the effectiveness of the provisions concerning the detailed framework of the invoicing documents was extended to June 1, 2007. From April 1, 2007, date fixed by resolution 267/06, all the other provisions contained in the "Directive for the transparency of the invoicing documents of electricity consumptions" have come into force (resolution 152/06). This directive intends to combine the needs for simplification with the completeness of information, providing that the bill contains two separate "presentation frameworks", one synthetic for the main items that compose the total amount of the bill and one detailed to permit a deep analysis of all the elements of the prices and calculations.

To strengthen the role of the consumers in view of the liberalization of the market, the AEEG has issued resolution 144/07, which follows two consulting documents of March 12 and May 18, with which new rules for the withdrawal from the electricity and gas supply contracts are defined. For the customers who leave the "restricted" market for the first time, the term of notice to withdraw is one month. For the customers who instead intend to cancel a contract already stipulated in the free market, articulated terms of notice are provided.
For the vendors a term of notice of not less than six months is provided, which can be exceeded only with the agreement of both parties. The vendor may avail himself/herself of the right to withdrawal only towards the customers who have chosen the free market and displaying it in written form.
The new rules apply from July 1 to the residential electric customers and small companies, from October 1, 2007 for the other customers.

Operating performance – electricity sales

The electricity sold in 2007 was equal to 9,030 GWh while in the previous year it reached 7,154 GWh. The increase of 1,876 GWh (26%), is mainly due to the acquisition of new "free" customers. The drop in volumes in the franchise market is instead due to the fact that customers have passed to the free market.

Electricity sales - *GWh*


9,030
8,313
7,154
6,233
921
717
9 000
8 000
7000
6 500
5000
4 000
3000
2 000
1 000
0
2006
2007
Franchise market
Free market

Gas

Regulatory and tariff framework

At December 31, 2007 the AEEG issued the resolutions indicated in the following table, referred to the update of the raw material component (CCI) of the economic conditions of gas supply to the residential market or with consumptions of less than 200,000 m3/year:

Period	AEEG resolution	Increase (euro cents/ m3)
1 quarter 2007	320/06	-
2 quarter 2007	80/07	(2.2611)
3 quarter 2007	158/07	(0.9206)
4 quarter 2007	242/07	1.2558

With resolution 346/07 the AEEG formalized the update of the economic conditions of supply for the period January-March 2008. Net of taxes, the increase compared to the previous quarter amounts to 7.3% and is justified, besides by the raw material price trend, by the introduction of a quota, equal to approximately 0.1%, to cover the charges connected with the operations carried out to face the winter supplies emergency.
The Authority also completed the revision of the remuneration component of the sale establishing a fixed fee of 3.6 euro per year.

With resolution 46/07 the date recognized to the vendors to renegotiate with their wholesale suppliers new economic conditions formed in line with the updating criteria provided by the discipline introduced by Resolution 248/04 was extended to April 30, 2007.
This provision applies only to the contracts of wholesale purchase and sale of natural gas drawn up after the date on which the abovementioned resolution becomes effective and until the date of publication of resolution 65.

After the prolonged contentious jurisdiction to which the discipline of the update of the economic conditions of supply was submitted, with resolution 79/07 the AEEG defined the values which the parties performing the sales activity must apply from January 1, 2005, in accordance with the decisions of the Plenary Meeting of the High Court of January 11, 2007. These values take into account the need to minimize the administrative charges of the companies deriving from the adjustments and the need to prevent, to the damage of the end customers, unjustifiable over-remuneration for the gas supply companies. Resolution 79/07 unites in a single provision the modifications gradually made to the updating criteria of the economic conditions of supply of natural gas from provisions contained in various AEEG resolutions.

With resolution 10/07 the AEEG approved the provision that regulates the procedure with public evidence for the identification of the "default" suppliers. The service of default supply has the purpose of guaranteeing gas supply in all those critical situations in which the end customer may find himself, due to lack of his/her supplier.
From 1 March 2007 the default suppliers take over the supply to the end customers made by the vendors who, at the date of publication of the results of the tender, have not yet found a different wholesale supplier from the default supplier. They also assure the supply to the end customers with consumptions not exceeding 200,000 Sm^3/year, or to the end customers connected to the distribution grids who, even temporarily, are without a supplier for reasons beyond their control. With resolution 243/07 the AEEG approved the proposals of classification of the offers submitted in the procedure with public evidence for the identification of the default suppliers of natural gas for the thermal year 2007-2008. ASMEA was first in the Eastern Lombard and Western Lombard region with a quantity of 30 million m^3.

As already highlighted regarding the sale of electricity, the AEEG issued resolution 144/07 which regulates the customer's right of withdrawal from the supply contract. As regards gas, it is highlighted, in addition to everything already described for the electricity, the vendor's right to withdraw from the contracts limited to those stipulated with end customers who have exercised their suitability (the notice cannot be less than six months). The new rules apply, for gas, from October 1, to all the new contracts drawn up by any type of customer, while, for the

existing contracts, from the first renewal or within one year from the date of publication of resolution 144/07.

With resolution 240/07, the AEEG made a first revision of the provisions indicated in article 8 of resolution 138/03, increasing the original value of the component QVD (retail sale quota) by 11.69% and deferring to a subsequent provision the revision of the division into parts of this component. In this way, as from October 1, 2007, the coefficient representative of the unit costs of retail sales (v) indicated in resolution 237/00 takes a value of 35.82 euro/customer in place of the 32.07 euro/customer previously recognized. Resolution 347/07 has also established that, as from January 1, 2008, the component referring to the retail sale quota is composed of a fixed sum (equal to 3.60 euro/customer/year) and a variable fee depending on the electricity consumed.

To encourage competition, with resolution 157/07 of 06/27/07, it disciplined the access to the basic data for the preparation of commercial proposals concerning the supply of natural gas and/or of electricity by the sales companies.

With resolution 346/07 of 12/28/07 the AEEG established the variable unit fee to be added to the component Qti for the charged contribution to limit gas consumptions indicated in article 3 of resolution 277/07 as 0.010439 euro/GJ.

With Circular 2 of 01/17/08 the Tax Collection Office supplied explanations on the taxation of power products, pointing out that from January 1, 2008, for the supply of natural gas used as "combustion for residential uses", the VAT rate of 10% is applied, but only to the first 480 cubic metres of consumption per solar year. For the consumptions exceeding this racket, the ordinary rate of 20% is applied. We recall that the previous regulation limited the facilitated rate only "to residential uses of food cooking and production of hot water" (tariff T1 of Cip provision 37 of 06/26/86).

Operating performance

The quantities of gas sold in the year 2007, net of the values marketed by Plurigas, amounted to 890 Mm^3, with a growth of 66 Mm^3, equal to 8%, compared to 2006.
Compared to a drop of 10% of the volume to residential customers (from 552 to 495 due to the abovementioned climatic trend), sales to industrial customers show an increase of 53 Mm^3 (+19%).

The total quantities sold also benefit from the contribution supplied in 2007 by sales to wholesale customers (70 Mm^3) which, vice versa, were not recorded in the previous year.

Gas sales - *Million cubic metres*


1 000
800
600
400
200
0
824
890
(70)
272
325
552
495
2006
2007
Residential customers
Industrial customers
Wholesale customers

Figures do not include Plurigas.

As regards gas sales to power production plants, there was a decrease of 123 Mm^3 in the quantities sold to the Mincio power plant (from 460 to 337 Mm^3) while the volumes sold to the Cassano power plant are in line with the previous year (227 Mm^3 compared to 228 Mm^3).

Gas sales to production plants - *Million cubic metres*


750
600
450
300
150
0
668
564
460
337
228
227
2006
2007
Cassano Power Plant
Mincio Power Plant

Summary of the financial position

The year 2007 closed with revenues amounting to 1.7 billion euro, while in 2006 they surpassed the value of 1.5 billion euro.

The progress is due to the electricity sales revenues which have more than compensated the decrease of revenues in gas sales caused by the lower volumes sold to the thermoelectric plants.

The EBITDA totals almost 59 million euro, with an improvement of over 6 millions, equal to 12%, on 2006 and an incidence on revenues in line with 2006 (3.4%).

The EBITDA for electricity sales shows a decrease of 3.2 million euro, equal to 15%, mainly due to contingent liabilities connected with adjustments to energy items pertaining to the previous year.
Gas sales show on the contrary growth margins of 32% compared to 2006, from 30 to almost 40 million euro, due to the dynamics of the operating costs which have had a more accentuated decrease than the revenues (less recourse to strategic storage by Plurigas) and the issue of the tariff risk funds related to Resolution 248/04 (7.5 million euro).

The EBIT increases from 36 million euro to 54 million euro compared to 2006 during which significant provisions for 12 million euro were recorded after the application of resolution 248/04 for charges to be possibly recognized to customers for adjustments to gas supplies (14.4 million euro compared to 2.3 million euro in 2007).

Gas and electricity sales - *Millions of euro*	**2007**	**2006**	**Change % 07/06**
Revenues	1,706	1,542	10.6
Operating costs	1,647	1,490	10.5
EBITDA	**59**	**52**	**13.5**
of which:			
- electricity sales	*19*	*22*	*(13.6)*
- gas sales	*40*	*30*	*33.3*
Depreciation, amortisations and provisions	5	16	(68.8)
EBIT	**54**	**36**	**50.0**

ELECTRICITY AND GAS GRIDS

Electricity

Significant events during the period

On November 9, 2007 the AEEG recognized to ASM, for the year 2004, the tariff integration related to the institution of the specific equalization for the distribution grid of the town of Brescia.
The amount proposed by the Tariffs Management of the AEEG amounts to approximately 4.192 million euro for 2004.
This integration will be recognized for the years following 2004, on update of some calculation components, with criteria under definition by the AEEG.

As highlighted in the paragraph "The ASM Group in 2007", on December 28, 2007 the conferment to Asm Distribuzione Elettricità (company constituted in October 2007 and controlled 100% by ASM S.p.A.) of the business division dealing with power distribution by ASM S.p.A. was formalized.
The start of the effective period of the conferment was fixed at 9 p.m. of December 31, 2007.

On December 21, 2007 Asm S.p.A. brought to 74.5% its shareholding in Camuna Energia (company operating in power distribution in Valle Camonica), after the purchase by the Cedegolo and Paisco Loveno municipalities of a total share of 60% of the capital of the company.

Regulatory and tariff framework

With resolution 312/06 the AEEG approved the distribution tariff options for different uses from residential and, with resolution 24/07, approved the further options of sales for the residential market applied by the ASM Group for 2007. In particular, for the residential market, the AEEG approved the further options for the residential market at national level only for the first half of 2007, awaiting the reformation of the tariff system of the residential market.
Besides the approval of the basic, special and further residential options, the AEEG accepted the proposals presented by the Asm Group to the equalization mechanisms of the "further residential two-hour options".
With resolution 135/07 the AEEG modified the residential options applied at national level in line with the development of the free market from July 1, 2007.

With resolution 11/07 the AEEG issued the integrated Text of the provisions on functional and accounting unbundling for the companies operating in the electricity and gas sectors. The provision introduces rules on functional separation to ensure the independent management of infrastructures essential for liberalization, by assigning the decision-making powers to individuals who effectively operate autonomously and with no conflicts of interest.

Regulation on unbundling, as a general rule, aims at guaranteeing:

- that there is no cross-subsidisation of assets, by means of a fair and transparent separation and allocation of economic and book values to the assets;
- a clear, consistent and detailed flow of information on the financial and balance-sheet position of the companies operating in the electricity and gas sectors, particularly their cost structures;

- objective management of grids and, more generally, the infrastructures managed under concession that is essential for liberalization (transmission, distribution and metering in the electricity sector, and transport, distribution, metering, storage and regasification in the gas sector).

The requirements for functional separation have been temporarily suspended for activities connected with power distribution and metering (as for the distribution and metering of gas). Final decisions relating to activities in these areas will be deferred until a later date.
The requirements for accounting unbundling are effective from the financial year 2007. However, operators are permitted to request that the complete application of the new legislation be postponed for one year. ASM has requested such a postponement.

As regards the general equalization, with resolution 95/07 the Authority carried out extraordinary procedures to finally determine the items referring to the general equalization mechanisms for the years 2004 and 2005. The calculation by the CCSE, of the amounts still due by or to the operators and the relative payment of these amounts is therefore provided. With the same provision the AEEG has adopted measures aimed at penalizing the distributor companies if further requests for adjustment of the already communicated data are made to determine the abovementioned items, as well as any requests for data adjustment communicated to define the same items for the years 2006 and 2007.
The quantification and payment of the amounts for the general equalization for the year 2006 have instead been suspended by the AEEG (ref. resolution 168/07).

With resolution 316/07, the AEEG defined the update mechanism of the business specific correction factor of the revenues admitted to cover the distribution costs for the years 2005-2007, to re-align the specific amount of equalization of the single company to the effective level of its investments. For updating purposes, the effective costs recognizable to the distribution companies which participate in the business specific equalization are valued using methods in line with those adopted to determine tariffs for the 2004-2007 regulatory period.

With resolution 208/06 the AEEG started the procedure for the formation of provisions concerning tariffs for the supply of electricity transmission, distribution and measurement for the regulatory period 2008-2011 (third regulatory period) followed by the specific consulting document published on February 8, 2007, a second document dated December 17, 2007 and finally resolution 348/07 which includes everything proposed.

In the new regulatory period 2008-2011 it is expected to surpass the tariff options with the introduction of compulsory tariffs defined by the AEEG and the rearrangement in a specific text of the connection contributions and fixed rights.

As regards investments, mechanisms to boost the efficient development of the infrastructures necessary to supply the transmission, distribution and metering of electricity, in line with the general targets of development and integration of the national electric system, have been introduced.
Also the business specific equalization has been confirmed for the entire third regulatory period even if only at Csa update level.
During 2008 consulting documents to complete the regulatory framework for the third period, in particular as regards the equalization on the measurement, are provided.

With resolution 275/06 the AEEG updated the values of the measurement service fees for the year 2007 also introducing the obligation to allocate to the financial statements a share of the fee referring to the low voltage supply for different uses.

During the third quarter of 2007 the AEEG published a consulting document on the equalization of the remuneration measurement service of the investments in electronic meters installed until 2005 which is confirmed in resolution 322/07.
The ASM Group is involved in resolution 322/07 since at the end of 2005 it had already installed numerous electronic meters forming part of an organic plan of remote management.
As regards measurement, with resolution 235/07 the AEEG modified resolution 292/06 providing, besides the obligation to install the meters, also the activation of the remote management, and that by June 30, 2012 at least 95% of the low voltage withdrawal points will be remotely managed. In the same resolution the AEEG also provided a series of performance indicators on the electronic meters and extended to March 31, 2008 the date of adhesion to the economic contribution for the companies which use the electronic meters to manage service interruptions.

In the third regulatory period (2008-2011) the AEEG introduced new rules to improve the quality of the electricity service. Resolution 333/07 establishes, in fact, that the distributor companies will reduce the number of interruptions in the supplies to customers reaching an average improvement of 11% at national level, by 2011. A fines and bonuses mechanism is provided for the operators who do not reach the target fixed by the Authority and for those who obtain greater improvements than those established. This is an important innovation as to date the bonuses-fines system was applied only to reduce the duration of the interruptions. The target of the provision is therefore, on one hand, to protect customers from excess interruptions of greater duration and, on the other, to intervene on the so-called "brief" interruptions (between 1 second and 3 minutes), also to give a greater guarantee to those companies which often suffer interruptions of production processes which cannot be immediately restarted.

Automatic indemnities are also provided for all types of works and interventions on the plants, if the fixed standards are not complied with. The amount of these indemnities will rise according to the delay in the performance of the service compared to the established level.

Finally, the resolution introduces for the first time checks by the AEEG on the electrical commercial quality data which the operators must record and send to it.

As regards interruptions, we highlight resolution 281/07 with which, as from January 1, 2008, new rules for their recording have been introduced. In particular, new indicators on the continuity of the service to customers in low voltage have been established and a new method adopted to identify the interruptions which have taken place in exceptional conditions.

With resolution 268/07 the AEEG has started a procedure to prepare a typical grid code for power distribution.

The AEEG has published a consulting document which integrates resolution 157/07 regarding provision of the data of the residential customers for the period April 1, 2008- December 2010 also taking into consideration everything provided by the Privacy Guarantor. This document contains the obligations for the distributor and vendor.

Finally, we highlight, among the Authority's provisions, the consulting document of 2 August 2007 aimed at defining a clear and uniform regulation on the non-payment of the amount due by the end customer (arrearage) independently from the vendor by whom it is supplied, and provides specific switching methods in situations where the end customer is without the dispatch and transport contracts for causes beyond his control and referable to defaults of the pre-existing vendor. The proposals of the document have been included in resolution ARG/elt 04/08.

The specific saving targets for 2007 for primary power charged to electricity distributors (AEEG resolution 293/06) have been defined. As regards ASM S.p.A., the target is equal to 6,046 equivalent tons of oil (Tep), compared to 3,242 Tep in the previous year.

The global target defined by the AEEG for 2007 is equal to approximately 633,000 Tep, of which 61% referring to the electricity distributors and the remaining 39% to the gas distributors. It is important to underline that the ceiling fixed by the AEEG exceeds the sum of the savings obtained in the first two years of application of the "white certificates" market, the swap mechanism of the Certificates of energy efficiency aimed at reducing power consumption through the obligation to save imposed on the electricity and gas distributors.

The targets for 2007 may be reached partly thanks to the effects of interventions already made in previous years and partly through new interventions at final consumers.

In December 2007 the decree on white certificates, which implements and partially modifies the provisions of July 2004, was signed.
The new provision lowers the limit of the users which triggers the saving obligation for the distributors from 100 to 50 thousand.
As regards the saving targets, the values for the years 2008 and 2009 have been raised respectively by 0.7 and 0.3 million Tep, while, for the three-year period 2010-2012, the targets for the electricity distributors are equal respectively to 2.4, 3.1 and 3.5 million Tep.
Sanctions are provided for those who do not reach at least 60% of the prefixed target, apart from the distributors with users included between 50 and 100 thousand who, for only 2008, will have a target reduced by 25% without incurring sanctions.

Operating performance

The electricity distributed on the Asm grids (inclusive of the quantities supplied to free market customers by companies not belonging to the ASM Group) at December 31, 2007 has reached 4.5 TWh, in line with the previous years.

Gas

Significant events of the period

As highlighted in the paragraph "The ASM Group in 2007", some significant extraordinary operations were recorded in the field of the rationalization and reorganization project of the gas distribution activities.
As from January 1, 2007 Valgas conferred the gas division to Cige, while the companies Sinergia S.p.A. and Sobergas S.p.A. (both controlled 100% by ASM and dealing with gas distribution) were merged by incorporation in Cige, as from January 1, 2007. On May 5, 2007 Cige took the new name of Asm Reti.

As from August 1, 2007, the management of the natural gas distribution service of Lumezzane (the main municipality of Val Trompia with over 23 thousand inhabitants) is assigned to Azienda Servizi Valtrompia.

Regulatory and tariff framework

With resolution of 17/07 the AEEG proceeded with the definition of the new profiles of standard withdrawal associated with categories of use of the gas, to estimate the consumptions to be assigned to each point of redelivery by the distributor companies, if reading is not available. These consumptions must be used for invoicing and transmission of the functional data to the gas allocation.

On February 22, 2007, the Authority distributed a consulting document proposing a method of determination of the maximum quantities of storage capacity starting from the consumptions of natural gas in the averagely cold seasonal peak and in the cold seasonal peak with twenty-year frequency, determined with reference to the aggregated interconnecting points between the transport grid and each distribution grid. This was followed by a second document of December 4, 2007 to determine the criteria for the assignment of the storage capacity of natural gas. The document proposes that the delivery to storage is suited, in the maximum value required by each user of the service, to the value of the differentiated modulation needs per geographic area with simulation methods in the case of rigid and averagely rigid winter.

With resolution 45/07, the AEEG approved the introduction, from the thermal year 2007-2008, for the entrance points interconnected with abroad, of a continuous transport service on six-monthly, quarterly and monthly basis, applying capacity fees re-proportioned in the period. A regional capacity fee (CRr) unique at national level and an equalization mechanism were also introduced through which the CCSE will recognize to the single transport companies any revenues arising from the difference between the applied fee and the specific fee of the company.

With resolution 56/07 the Authority started a provision for the definition of the methods of fulfilment of the obligations of offer of gas volumes in the regulated market of the capacities and of the gas (virtual exchange point) and for the development of the same market. Decree Law 7/07 provides, in fact that the gas importation authorizations issued by the Ministry of Economic Development are subject to the obligation of offer, in the same regulated market, of a quota of imported gas, defined with decree of the same Ministry in accordance with the methods of offer determined by the AEEG.

For the period April 1, 2007-March 31, 2008 the QS storage component of the economic conditions of natural gas supply has been established by the AEEG with resolution 84/07 of March 30, 2007, as 0.254892 euro/GJ.

As highlighted in the previous pages, with resolution 293/06 the AEEG defined the specific power saving targets for 2007 for gas distributors. As regards ASM S.p.A. the target is equal to 4,916 equivalent tons of oil (Tep), compared to 2,055 Tep in 2006.

With decree signed in December 2007, implementing and partly modifying the provision issued in July 2004, the threshold of users which triggers the saving obligation for the distributors has been reduced to 50,000 (from 100,000).

The saving targets for 2008 and 2000 were raised respectively by 0.7 and 0.3 million Tep, while for the three-year period 2010-2012 the targets for gas distributors are equal respectively to 1.9, 2.2 and 2.5 million Tep.

With resolution 205/07 of 08/02/07 the tariff proposals referring to the natural gas transport and dispatch fees were approved, in accordance with the AEEG resolution no. 166/05 of July 29, 2005 for the company Retragas S.r.l..

With resolution 241/07 the average unit consideration CPe of the transport component of the economic conditions of natural gas supply indicated in AEGG resolution 138/03 was updated to 1.290953 euro/a/Smc/g.

The Ministry of Economic Development (MSE) has defined some provisions to face a possible gas emergency. On August 30 a decree was signed which, for the period November 5, 2007-March 31, 2008 obliges the companies with gas transport capacity interconnected with abroad to maximize the total gas emissions in grid, fully using this capacity. The provision establishes that the gas volumes not imported due to non-use of the delivered capacity are considered virtual withdrawals not authorized by strategic storage (and therefore subject to a specific fee).

With decree of 09/11/07, the MSE defined a new mechanism which provides that all users must contribute to the limitation of consumptions, some with charge and others with the availability to undergo interruptions (industrial customers directly connected with the transport grids with daily survey of withdrawals; large customers connected with the transport grid and not belonging to the previous category or to that of the production companies). To implement this decree the AEEG issued resolution 277/07, with which the mechanism of the bonuses and fines which, with reference to the thermal season 2007-2008, mainly involve the large industrial customers connected with the gas transport grid, is defined.
A higher bonus is provided for the users who are willing to reduce consumptions with priority (voluntarily adopting the "first line of intervention") and a lower bonus for those who must reduce consumptions only later ("second line of intervention").
The fines will be proportionately applied to the chosen "line", to all persons who do not fulfil the obligation of limiting consumptions.

With decree signed on 11/23/07 the Ministry of Economic Development updated the emergency procedure, extending to December 15, 2007 the obligations to the companies pursuant to the abovementioned Decree of 09/11/07.

With resolution 124/07 the AEEG started an investigation on the application by natural gas transport, distribution and sales companies, of the tariff adjustment coefficient "M" and the volumes correction coefficient "K" indicated in resolutions 237/00 and 138/04. This investigation, then extended with resolution 204/07, was followed by resolutions 300 and 301 with which the AEEG started formal investigations for the adoption of prescriptive and sanctioning provisions. In the case of resolution 300 the AEEG contests to some gas distribution and sales companies the application of a higher value of the coefficient "M" than that fixed, while with resolution 301 it contests to some sales companies the omitted indication in bill of the coefficient "M".

Parallelly, with resolution 302 the AEEG approved a programme of inspective checks in the gas distribution and sales companies on the correct determination of the measurement coefficient "K".

The start of the abovementioned procedures and inspection programme was resolved in coordination with the Public Prosecutor of Milan on the basis of the first evidences (covered by investigation secret) that emerged from the investigation concluded by the AEEG with resolution 227/07.

With resolution 261/07 of 10/15/07 the AEEG approved the proposed tariffs for the thermal year 2007-2008 of the company Asm Reti concerning the activities of distribution of natural gas and supply of different gases from natural gas, indicated in resolutions 170/04 and 173/04.

With resolution 297/07 of 11/29/07 the storage fees for the thermal year 2007-2008, for the topping up of the strategic stocks indicated in article 15, paragraph 10, AEEG resolution 119/05, were defined.

With resolution 324/07 the AEEG provided the update, in force from March 1, 2008, of the typical gas distribution grid code. Among the main innovations introduced we highlight the possibility for the distributor to automatically use the withdrawal profiles to identify customer consumptions (if a supply substitution reading is missing for causes not depending on the distributor) and the assignment of a reading frequency to each "important profile" if the frequency is not communicated by the customer.

Law 222 of 11/29/07, which converts Decree Law 159 of 10/01/07, has introduced important innovations concerning the gas distribution service. More specifically, article 46-*bis*, 2nd paragraph, has provided the institution of minimum territories for the performance of the tenders, while the 3rd paragraph has established the extension of the gas concessions for other two years (thus until December 31, 2009) extendable to December 31, 2011.

Law 244 of 12/24/2007 (2008 Budget Law) has, however, integrally substituted the abovementioned 3rd paragraph, providing — in place of a generalized extension of two years for all the gas concessions — that *"the tender for the assignment of the gas distribution service is announced for each optimal catchment area within two years from the identification of the relative territory, which must take place within one year from the start of the law converting this decree".*

The 4th paragraph of this provision grants the municipalities involved in the new tenders the possibility to increase, from January 1, 2008, the concession rent up to 10% of the distribution revenues restriction, only if lower than this restriction and until the new assignment.

Operating performance

Gas supplied shows a decrease of 58 Mm^3 (from 864 to 806 Mm^3) compared to the year 2006 mainly due to the lower customer request caused by the anomalous temperatures recorded in the first months of 2007.

The gas transported on the Retrogas grid amounted to 374 Mm^3, approximately 3% less than in 2006.

Summary of revenues and costs

The revenues at December 31, 2007 amount to 183 million euro, 17% less than in the previous year, mainly due to the complete liberalization of the electric market from July 1, 2007 which eliminated the need for the Distributor to buy from the Sole Buyer, for the subsequent transfer to the sales company, the electricity destined to the restricted market.
The income statement of the electricity grids, at EBITDA level, is therefore not influenced by the new provisions as the abovementioned transactions form a "pass-through" item.

The total EBITDA recorded by electricity and gas distribution has a value of 68 million euro (37% of the revenues), while in 2006 it surpassed 62 million euro with more limited incidence on revenues (28%) due to the abovementioned "pass-through" item.
The dynamics of the margin of the electricity grids (approximately 7 million euro up on 2006) more than absorbed the decrease recorded in gas distribution (-1 million euro) due to the anomalous temperatures in the first three months of 2007.

The improvement of the EBITDA of the electricity grids incorporates the contribution to the specific equalization for the distribution grid of the town of Brescia totalling 13.5 million euro, of which 11.5 million euro referring to previous years.

The year 2007 closed with an EBIT of 37 million euro, 31% more than in 2006.

Electricity and gas grids - *Millions of euro*	**2007**	**2006**	**Change % 07/06**
Revenues	183	221	(17.2)
Operating costs	115	158	(27.2)
EBITDA	**68**	**63**	**7.9**
of which			
- *electricity grids*	*43*	*37*	*16.2*
- *gas grids*	*25*	*26*	*(3.8)*
Depreciation, amortisation and provisions	31	34	(8.8)
EBIT	**37**	**29**	**27.6**

Investments

The investments in tangible assets of the year 2007 amount to 25 million euro, of which approximately 15 million refer to the development and extension of the electricity grids and the purchase of the operating office of Salò (formerly Enel area).
As regards the installation project of the electronic meters, we highlight that at the end of 2007 the percentage of these meters operative on the total number is 95% (Brescia and Salò zones).

DISTRICT HEATING

Significant events of the period

Brescia

In 2007 the target of the industrial plan was reached. From January 1 to December 31 buildings were connected for a total of 1,043,565 cubic metres. In the same period the acquired volume was 807,046 cubic metres.
The extensions of the Bovezzo and Concesio grids continue on schedule and in agreement with the Municipal Administrations.

Bergamo

The volume connected in 2007 is equal to 296,738 cubic meters, for a total of 1,140,220 cubic meters, while the acquired volume amounts to 437,500 cubic meters, for a total of 1,562,282 cubic meters.

The extension works of the Goltara power plant were completed with the start of operation of the 40 MWt boiler and the heat bleeding from the waste-to-energy plant. The transformation of the users already acquired during the summer period and the contacts with the block administrators for the continuation of the acquisition of the users thus continued.

The design of further two lots for the installation of the grid piping which will permit, within the next thermal season 2008/09, the connection between the present islands of the central zone, swimming-pools-Italcementi zone and Goltara zone were also assigned.

Montichiari

On October 19, 2007 the Montichiari municipality approved with Council resolution the ASM preliminary project and identified the company as "promoter" for the works of realization, through the institution of Project Financing, of the municipal district heating system with cogeneration plant to produce heat and electricity, at the service of public and private buildings.

ASM, as promoter, will participate with the project in the tender, which is expected to be announced in the first months of 2008, with a right of pre-emption to obtain the twenty-five year concession for the realization and management of the system.

Novara

The preparatory activity at the start of the works to construct the district heating system in the southern zone of the town continues. In June the Final Project for the ritual checks was delivered to the Managers of the Municipal Administration.

The start of the works, initially forecasted within the end of 2007, has slid to the first months of 2008.

The first phase of the project will be completed in the next 5 years and will make it possible to serve public and private buildings for a volume of 4.2 million cubic meters, corresponding to over 115 GWht per year.

On August 2, 2007 Asm Novara S.p.A., company shared 50% by ASM and by the Pessina Group of Milan was formed for the construction and management of the district heating system.

Regulatory framework

On February 7, 2007 the Council of Ministers finally approved Legislative Decree 20/2007 which absorbs EC directive 2004/8 on the promotion of power cogeneration. The provision aims at boosting high efficiency cogeneration (which respects the parameters fixed by the AEEG with resolution 42/02) through the simplification of the issue of the authorizations, the extension to the small plants of the permits to produce white certificates, the elimination of the green certificates. Thanks to this provision the cogeneration applied to district heating will have the same boost as the cogeneration: no longer green certificates but white certificates, besides the priority of dispatch and exemption from the obligation to insert on the grid a percentage of energy from renewable sources. The rights of the plants which started operation from 2004 to 2006 and those authorized are not prejudiced provided that they start operation by December 31, 2008.
For the purposes of the implementation of the abovementioned decree no. 20, the AEEG started a specific procedure (resolution 91/07), which was followed by the consulting documents nos. 30, 31 and 42.
In document no. 30 the AEEG indicated its guidelines on the definition of the technical-economic conditions of the on-the-spot swap service of the electricity produced by the abovementioned plants and the conditions for their connection to the electricity grids. With document no. 31 the AEEG presented an integrated layout of proposals regarding the exchange service in question to extend its regulation to the renewable sources (up to 20 kW). With consulting document no. 42 the AEEG presented further guidelines on the subject; the term for the transmission of the comments expired on December 14, 2007.

Operating performance

The heat sold in the year 2007 amounted to 1,056 GWh, while in the previous year it reached 1,117 GWh. The decrease, equal to 5.5%, mainly depended on the particular climatic conditions recorded in the first months of the year.

There is a slight increase in the quantities of electricity produced by the cogeneration plants (from 377 to 384 GWh).

District heating - *GWh thermal power*


1,117
1,056
1 250
1 000
750
500
250
0
2006
2007

Electricity produced by cogeneration plants - *GWh electricity*


377
384
400
360
240
160
80
0
2006
2007

Summary of revenues and costs

The revenues of the year 2007 have decreased by almost 5 million euro (from approximately 117 million euro to 112 million euro) compared to the previous year due to the mild temperatures in the first three months.

The EBITDA amounts to 30 million euro (27% of the revenues) while in the previous year they surpassed 45 million euro.
The decrease of the operative margin is mainly due to the lower heat volumes sold after the mild climatic conditions of the first months of 2007, the increase of the procurement costs of the raw materials which were not completely incorporated in the increase of the selling prices and higher charges from the Corporate structure.

The EBIT shows a reduction of 54% compared to 2006, passing from approximately 30 million to 13 million euro.

District heating - *Millions of euro*	**2007**	**2006**	**Change % 07/06**
Revenues	112	117	(4.3)
Operating costs	82	72	13.9
EBITDA	**30**	**45**	**(33.3)**
Depreciation, amortisation and provisions	17	16	6.3
EBIT	**13**	**29**	**(55.2)**

Revenues include electricity produced by cogeneration plants and sold to the "Power generation business" (27 million euro at December 31, 2007).
Operating costs include the purchase of heat generated by the WTE plant, which is part of the "Power generation business" (22 million euro at December 31, 2007).

Investments

The investments for 2007 in tangible assets amount to approximately 27 million euro.
The most important works refer to the development and extension of the Brescia and Bergamo grids, the cooling plants, the construction of the "Goltara" (Bergamo) power plant and the works in the "Nord" power plant (Brescia).

INTEGRATED WATER SERVICES

Significant events during the period

The merger by incorporation of Valgas in Asm became effective on January 1, 2007. At the merger Valgas operated only in the integrated water services sector and the heat management sector in Valle Sabbia.

The activities preparatory to the adjustment works to everything provided by the regional plan, and in particular the Plan for the Protection and Use of the Water continued in the Verziano water treatment plant.
This Plan provides the waste water treatment of roughly thirty municipalities (among Brescia, its hinterland and Val Trompia) for a total of 612,000 equivalent inhabitants.
The general projects have been drawn up and, after the collection of the comments, the preparation of the execution projects started; a year's work will be required for completion.
In the meantime the anaerobic digester B which was stopped for maintenance (waterproofing) has been restarted.

Also in Verziano during 2007 the functional set up of the new pre-treatment section, of the equalizing tank and of the adjacent new sludge lifting station was carried out.

The design and construction of the intermunicipal collectors which will transfer the waste from the present treatment system to the Brescia treatment plant continue.

Regulatory framework

After Legislative Decree 152 of April 3, 2006 "Environmental regulations" and Regional Law 18 of August 8, 2006 came into force, the Area Conference of the Optimal Territorial Area (ATO) of the Brescia province approved with resolution no. 7 of December 21, 2006 the acts preparatory to its constitution in consortium form formerly article 31 of Legislative Decree

267/2000 to conform to the abovementioned regulations. On June 15, 2007 the agreement with the effect of the deed of association of the Consortium named "Area Authority for the Brescia Province" was signed by the local authorities included in the ATO. On the same date the Board of Directors of the consortium coinciding with the previous Restricted Committee was appointed.

Since at 30 December 2007 the conditions to proceed with the assignment of the integrated water service in the central and western areas had not been obtained (even after Law 222 of 11/29/2007 which prescribes that from 1 December 2007 new assignments cannot be provided pursuant to article 150 of Legislative Decree 152/2006 as provided by article 26-*ter* of the abovementioned Law 222/07 came into force) the Conference of the Authorities approved on December 21, 2007 the guidelines to identify the management methods of the water service, in the course of the assignment of the integrated water service by the Optimal Territorial Area Authority (AATO).

Since the AATO is interested in encouraging the realization of a management of the integrated water service based on criteria of efficiency, effectiveness and economy and in surpassing managerial fragmentation and identifying the conditions to be able to implement the programme of infrastructural interventions provided in the Area Plan approved with resolution of 06/14/06, it has decided to define a guideline to make possible the adoption of organizational solutions by the municipalities which may submit specific requests to proceed with the identification of organizational methods of the integrated water service.

As regards the ATO of the Bergamo province, it is highlighted that, with the acquisition of the first business divisions, the company Uniacque (composed of municipalities of the ATO) has started the operative management of the integrated water services on an area equal to 30% of the territory.

Operative performance

The final balance of 2007 of the volumes of water sold show an increase of 2.6 Mm^3 compared to 2006, from 85.8 to 88.4 Mm^3.

Summary of revenues and costs

The revenues at December 31, 2007 amount to 87 million euro, with an increase of 15 million euro, 21%, on the previous year.

The revenues growth is mainly due to the tariff increases resolved by the AATO and the acquisition of the management of the integrated water service in new municipalities of Valle Sabbia and Val Trompia.

After the increase of operating costs of 21% compared to 2006 (from 57 to 69 million euro, due to the expansion of the activities and higher debts from the Corporate structure) the EBITDA has risen by 3 million euro with an incidence on revenues in line with 2006 (20%).

The EBIT amounts to approximately 6 million euro compared to 5.5 million euro in 2006.

Integrated water services - *Millions of euro*	**2007**	**2006**	**Change % 07/06**
Revenues	87	72	20.8
Operating costs	69	57	21.1
EBIDA	**18**	**15**	**20.0**
Depreciation, amortisation and provisions	12	10	20.0
EBIT	**6**	**5**	**20.0**

Investments

The year 2007 closed with investments in tangible assets for 28 million euro.
The main investments regarded the extension of the Verziano water treatment plant and the purchase, by the Brescia municipality, of the remaining portion of the plants and buildings situated in the same treatment plant.

ENVIRONMENTAL SERVICES

Regulatory framework

Awaiting the coming into force of the 2nd corrective Decree of the Environment Consolidation Act, there are no regulations of particular importance regarding waste in national legislation.
However, we highlight Ministerial Decree 185 of 09/25/07 with which the RAEE (waste of electric and electronic equipment) management supervisory and control committee and the national register of persons obliged to finance the RAEE management systems were formed at the Ministry of the Environment. Producers of electrical and electronic equipment must register in the Register. The Register is prepared, managed and updated by the supervisory and control committee which avails itself of the Agency for the protection of the environment and for the technical services (APAT).

Significant events during the period

In the merger operation in ASM of the subsidiary Valgas, from January 1, 2007 the sale to Aprica S.p.A., of the business division operating in environmental services was completed.

As already mentioned in the paragraph "The ASM Group in 2007", on December 27, 2007 the conferment to Aprica of the business division dealing with waste disposal and handling carried out by ASM S.p.A. was formalized.
The conferred division mainly deals with collection/transport/disposal of the waste (municipal, special, hazardous and non-hazardous), manual and mechanized street cleaning, management of waste storage/treatment/regenerating/disposal and combustion plants and the shareholdings in the companies Bas Power (100%), Montichiariambiente (80%), Coges (2.01%) and Bergamo Servizi (50%).
447 employees were transferred to Aprica.

During the month of March the waste washing plant started operation in Environmental Service. The structure is authorized to treat 29,250 tons per year and can receive non-hazardous, municipal and special waste (in particular waste coming from street cleaning) and, after a washing and selection process, makes it possible to recover sand and gravel.

With Executive Decree 9560 of 08/31/07 the integrated environmental authorization (IPPC) was issued to ASM S.p.A. for the plant situated in Brescia, Via Malta 25/R, pursuant to Legislative Decree 59/2005.

In the sphere of waste management services for the municipalities, we highlight the acquisition through tender, by Aprica, of the Bagnolo Mella (Bs), San Benedetto Po (Mn) and Canneto (Mn) municipalities. The tenders for the Lonato (Bs) and Moglia (Mn) municipalities have instead been assigned to other managers.

Finally, we highlight that the request for authorization to construct a plant to recover heavy ash from waste-to-energy was deposited. The estimated capacity of the plant is 250,000 tons per year, for an investment of 22.5 million euro.

Operating performance

In 2007 244,000 tons of waste were disposed of at the Montichiari landfill, while, in the same period of the previous year, 311,000 tons were disposed of.
The decrease is due to the reduced use of the landfill which has reached its maximum capacity.
The quantities delivered to the waste-to-energy plant are shown in Power Generation, to which reference is made.

Waste disposed of at ASM Group landfill sites - *Thousand tons*


311
244
350
280
210
140
70
0
2006
2007

Summary of revenues and costs

The revenues of the year 2007 amount to approximately 137 million euro and have risen by over 2% compared to the 133 million euro of 2006.

The EBITDA has decreased by almost 5 million euro (from 26 million euro to 21 million euro) due to the reduction of the waste disposed of at landfill and higher charges from the Corporate structure.

The EBIT rises 4% compared to 2006, due to the minor depreciation, amortization and provisions made for the dilution of the costs of the Montichiari landfill, as specified more fully in the Notes.

Environmental services - *Millions of euro*	**2007**	**2006**	**Change % 07/06**
Revenues	137	133	3.0
Operating costs	115	107	7.5
EBITDA	**22**	**26**	**(15.4)**
Depreciation, amortisation and provisions	10	15	(33.3)
EBIT	**12**	**11**	**9.1**

Operating costs include charges for waste disposal at the WTE plant (approximately 43 million euro at December 31, 2007), which the power generation business carries out for the environmental services business. The revenues booked for the environmental services business are equal to the costs incurred (pass-through revenues).

Investments

The investments in tangible assets made in 2007 amount to 5.5 million euro. The interventions mainly regard the new plant for the treatment of the earth from street cleaning and the purchase of machines and equipment for collection.

OTHER SERVICES

Significant events during the period

The activities connected with the wideband telecommunication service which uses the electricity grid supplied by Selene continue.
The system used, named PLC (Power Line Communication), uses a technology that makes it possible to create and manage an access network for telecommunications using as means of transmission the medium and low voltage power distribution networks, making the use of the telecommunication services immediately available from each power socket present in the homes or offices of the customers.

The original plan provided the extension of the use of the PLC technology to approximately 700 transformer rooms, in order to develop the quality of the distribution grids (gas, district heating and water) through a wideband connection and consequently to make available telecommunication services (Internet and telephony) from each power socket.

The four-year plan provides the coverage of a large part of the municipal grid of the town of Brescia, the connection of over 9,000 district heating meters, 2,000 of the water and gas services and approximately 12,000 residential Internet and telephone users.

From the two pilot residential districts active at the end of the experimental phase, at the end of 2006 the "Brescia 2" area was connected and at the end of February 2008 it will be active in the centre of the town of Brescia. The activated cabins have risen from 10 to approximately 130, with a growth of users that has risen from 5,000 to approximately 30,000.

The monthly subscriptions to Internet trebled towards the end of 2007 and, with the connection of the centre of Brescia, the progressive connection of the other districts of the town and the future launching of a series of telephone offers "Voice Over IP", it may be considered in line with the plan targets.

Parallelly, the first active monitoring system of the low voltage transformers of the electricity grid is being constructed. The system, the first in Italy and named IGM "Interactive Grid Management" will make it possible, among other things, to instantly know performance malfunctions on the electricity distribution grid, to make forecasts of malfunctions on same and therefore to carry out preventive maintenance significantly increasing the service levels supplied to residential users and the degree of resources optimization.

Summary of revenues and costs

"Other services" mainly includes the activities carried out by the Group in engineering, telecommunications/IT/customer relationship management, heat management and facility management.

At December 31, 2007 the EBITDA of "Other Services" amounted to over 13 million euro, while in 2006 it amounted to approximately 8 million euro.
Information and communication technology contributed to this result for approximately 7 million euro and the heat and engineering sectors for 9 million euro (compared to 6 million euro in 2006).
The difference is mainly due to the consolidation process of the Group's financial statements and refers to the share of the economic effects of the consolidation records and the IAS reclassifications which cannot be directly allocated to any Asset.

0.2

ASM S.p.A.

ASM in figures

Key data - *Thousand of euro*	2007	%	2006	%
Revenues	1,217,596	*100.0*	1,212,958	*100.0*
EBITDA (1)	301,904	*24.8*	283,161	*23.3*
Net EBIT (2)	215,511	*17.7*	176,779	*14.6*
Net profit	185,654	*15.2*	137,352	*11.3*

(1) Revenues - operating costs - labour costs.
(2) EBITDA - amortisation and depreciation/provisions/valuation of other assets at fair value.

Key financial data - *Thousand of euro*	2007	2006
Shareholders' equity	1,300,254	1,313,975
Net debt (1)	689,669	631,349
Net invested capital (2)	1,989,923	1,945,324
Cash-flow (3)	272,047	243,734
Investments	100,321	53,327

(1) Financial payables + securities and cash.
(2) Non-current assets + working capital + other medium-/long-term assets and liabilities - staff severance fund - provisions for risks and future liabilities.
(3) Profit + depreciation and amortisation/provisions/valuation of other assets at fair value.

Financial indicators	2007	2006
ROI (1)	10.8%	9.1%
ROE (2)	14.3%	10.5%
EBITDA/revenues	24.8%	23.3%
ROS (3)	17.7%	14.6%
Interest cover (4)	6.7	7.2
Net debt/Equity	53.0%	48.0%
Net debt/EBITDA	2.28	2.23

(1) Net EBIT/ net invested capital.
(2) Profit/Equity.
(3) Net EBIT/revenues.
(4) EBITDA/financial charges.

Summary of the Group's financial position

The summaries of the Income Statement, the Balance Sheet and the Cash Flow Statement shown and commented in the following pages have been drawn up in conformance with the IAS/IFRS international accounting principles.

It is highlighted that, as from December 31, 2007 ASM S.p.A. has conferred to Aprica and Asm Elettricità the business divisions operating in the Environment and Electricity Distribution sectors.
The assets and liabilities related to these divisions were transferred on the same date, while the assets and liabilities are included in the Asm financial statements due to the fact that the ownership of the management has remained assigned to Asm for the whole of 2007.

It is also opportune to highlight that, to make the grants supplied by the State or by other Public Institutions contribute to the formation of the result for the year, the quotas pertaining to the year have been credited to the income statement with transfer of the value of the amortisation on the basis of the useful life of the assets to which they refer.
The reclassification has been made also on the data of the year 2006 already published, in which the capital grants have been accounted in "other liabilities", with impact on the items "revenues", "operating costs", "labour costs" and "amortisation".

In accordance with everything provided in the Consob communication of 07/28/06, we highlight that, in the first column of the summary of the Income Statement and the Balance Sheet, the reference notes to the items of the financial statements commented in the Notes are shown, to which reference is made for further information.

Summary of the income statement

Thousand of euro	Ref.	2007	2006	Change absolut	% 07/06
Revenues	3,1;3,2	**1,217,596**	**1,212,958**	**4,638**	**0.4**
of which Related Parties		*752,752*	*745,876*	*6,876*	*0.9*
Operating costs	3,3;3,4; 3,6	829,519	849,502	(19,983)	(2.4)
of which Related Parties		*382,892*	*344,934*	*37,958*	*11.0*
Labour costs	3,5	86,173	80,295	5,878	7.3
of which Related Parties		*(2,093)*	*(1,569)*	*(524)*	*33.4*
EBITDA (1)		**301,904**	**283,161**	**18,743**	**6.6**
Depreciation, amortisation, write-downs, provisions and valuation of other assets at fair value	3,7;3,8; 3,9	86,393	106,382	(19,989)	(18.8)
EBIT (2)		**215,511**	**176,779**	**38,732**	**21.9**
Financial income and charges	3,10;3,11	(36,236)	(32,434)	(3,802)	11.7
of which Related Parties		*(2,427)*	*(1,067)*	*(1,360)*	*127.5*
Income and charges from equity investments	3,12	73,736	65,851	7,885	12.0
of which Related Parties		*73,745*	*65,568*	*8,177*	*12.5*
Pre-tax profit		**253,011**	**210,196**	**42,815**	**20.4**
Taxes	3,13	*(67,357)*	(72,844)	5,487	(7.5)
NET PROFIT		**185,654**	**137,352**	**48,302**	**35.2**

(1) EBITDA is an alternative performance indicator not contained in IAS/IFRS accounting standards. ASM uses this indicator to assess the company's operating performance for presentations to management and analysts and investors. EBITDA refers to earnings before interest, tax, depreciation, amortisation and write-downs.
It is calculated by subtracting labour costs from value added.

(2) EBIT (like EBITDA) is an alternative performance indicator used to measure the company's operating performance in both internal and external reports, and refers to the company's profitability before tax, financial income and charges and equity investments.
It is calculated by subtracting depreciation, amortisation, provisions and write-downs costs from EBITDA.

The revenues at December 31, 2007 show an improvement of over 4 million euro compared to the previous year.

While revenues from sales and services have decreased by 41 million euro (mainly due to the drop in electricity sales and the transfer of the gas distribution service from October 1, 2006), the other revenues show a total growth equal to 46 million euro. This increase is mainly due to

the contribution supplied by the CCSE regarding the institution of the specific equalization for the distribution grid of the town of Brescia (14 million euro), capital gains for the sale of the ex Valgas business division (9.8 million euro) and the issue of the gas tariffs risks fund (7.5 million euro).

Operating costs (net of the labour costs, amortisation, depreciation and provisions) have reached the value of 829 million euro, while in 2006 they amounted to 849 million euro. The decrease is mainly due to the lower charges incurred to procure raw materials.

Labour costs rise from 80 to 86 million euro, showing an incidence on the added value (amounting to 388 million euro against 363 million euro in 2006), equal to 22%, in line with 2006. The increase of labour costs, even with a staff reduction of 52 units, is mainly due to the item "other benefits", as specified more fully in the notes.

The EBITDA has increased by 7%, from 283 to 302 million euro, mainly due to the improvement of the margins of the power generation sector.
The incidence on revenues is equal to 25% compared to 23% in 2006.

The item amortisation, depreciation/write-downs/provisions shows a decrease of 20 million euro compared to 2006, mainly due to the absence of the amortisation of the gas distribution sector (conferred to Asm Reti from October 1, 2006) and the decrease of the amortisation in the environmental sector (due to the different incidence of the filling percentage of the Montichiari landfill compared to 2006). It should also be noted that in the previous year provisions amounting to 12 million euro, connected with the possible application of AEEG resolutions on the price of gas, were made.

The EBIT of the year 2007 shows an increase of 39 million euro (22%) compared to the previous year, with an incidence on revenues that rises from 14.5% to almost 18%.

The balance between financial income and charges has grown worse, reaching -36 million euro compared to -32 million euro in 2006, mainly due to the increase of the net financial debt.
The shareholding management shows a positive balance equal to approximately 74 million euro, with an increase of 8 million euro on 2006, mainly due to the dividends from Endesa, which rose from 35.2 million euro to 43.2 million euro.

After taxes amounting to over 67 million euro, the year 2007 closed with a net profit of 186 million euro, with a 35% increase on 2006.

Summary of the balance sheet

Thousand of euro	**Ref.**	**12 31 2007**	**12 31 2006**	**Change absolut**	**% 07/06**
Tangible assets	1,3	724,741	997,185	(272,444)	(27.3)
Intangible assets	1,1;1,2	70,190	118,002	(47,812)	(40.5)
Financial assets	1,4;1,5	1,229,747	922,066	307,681	33.4
Non-current assets		**2,024,678**	**2,037,253**	**(12,575)**	**(0.6)**
Working capital (*)		92,831	59,604	33,227	55.7
Other medium/long-term assets	1,6;1,7; 1,8;1,9; 1,10	33,516	102,006	(68,490)	(67.1)
of which in respect of Related Parties	1,6;1,9	*500*	*63,413*	*(62,913)*	*(99.2)*
Other medium/long-term liabilities	2,9;2,12; 2,14	(3.711)	(86,208)	82,497	(95.7)
Staff severance fund	2.6	(26,457)	(34,167)	7,710	(22.6)
Provisions for risks and future liabilities	2,7;2,8	(130,934)	(133,164)	2,230	(1.7)
Net invested capital		**1,989,923**	**1,945,324**	**44,599**	**2.3**
Shareholders' equity	2,1;2,2; 2,3;2,4; 2,5	1,300.254	1,313,975	(13.721)	(1.0)
Net debt (1) (**)		689,669	631,349	58,320	9.2
Funds		**1,989,923**	**1,945,324**	**44,599**	**2.3**

(*) See notes in the table of "working capital".
(**) See notes in the table of "net financial debt".
(1) Net debt is an alternative performance indicator not contained in IAS/IFRS accounting standards that ASM uses in its presentations to management, and analysts and investors.
It is calculated as the difference between financial receivables/payables and cash and cash equivalents (cash and banks). The "Net debt" table below shows the balance sheet items used to calculate this indicator.
Note too that given the various restatement criteria used, the absolute values set out in the column showing the change between 2007 and 2006 on the summary balance sheet for the items "other medium-/long-term assets", "other medium-/long-term liabilities" and "working capital" differ from the figures shown in the cash flow statement below.

The non-current assets for 2007 amount to 2 billion euro, substantially in line with the year 2006.

The decrease of tangible assets (from approximately 1 billion euro to 724 million euro) is mainly due to the conferment of the business divisions, in the waste disposal and handling and electricity distribution sectors to the subsidiaries Aprica and Asm Elettricità, with consequent transfer to same of the assets and liabilities from December 31, 2007.

Similarly, the decrease of the value of intangible assets (approximately 48 million euro) mainly regards the sale of the electricity distribution division mentioned above, which caused the transfer to Asm Elettricità of the goodwill which arose after acquisition from Enel of the electricity distribution business division including a significant portion of the electricity grids of the Brescia province.

Finally, financial assets have increased by 308 million euro compared to 2006, mainly due to the abovementioned conferment of business divisions to Aprica and Asm Elettricità, with consequent increase of the value of the shareholding held by the parent company in these companies.

The increase of the working capital, from 60 million euro to 93 million euro, takes into account the growth of receivables from related parties for 130 million euro and the balance "other assets and liabilities of the year" (which pass from -33 million euro to -131 million euro) which incorporates payables to shareholders for approximately 85 million euro related to the extraordinary dividend resolved by the Asm meeting of October 22, 2007.
The reduction of cash and cash equivalents is connected with the progress of the investments in the construction works of the Gissi and Scandale power plants.

Finally, financial debt has risen by 59 million euro, from 631 million euro to 690 million euro. We highlight that the increase of the balance between financial assets and long-term payables to related parties, equal to over 29 million euro (see table below), is due to the reorganization in financial loan, carried out in September 2007, of the receivables from Asm Reti referring to the conferment of the gas distribution business division carried out in 2006.

Working capital

Thousand of euro	Ref.	12 31 2007	12 31 2006	Change absolut	% 07/06
Inventories	1,11	16,320	19,554	(3,234)	(16.5)
Trade receivables	1,12;2,20	98,898	104,462	(5,564)	(5.3)
Receivables from related parties	1,13	366,326	236,542	129,784	54.9
Tax receivables	1,15	1,641	3,314	(1,673)	(50.5)
Trade payables	2,16	(149,245)	(157,151)	7,906	(5.0)
Payables to related parties	2,17	(90,963)	(79,449)	(11,514)	14.5
Tax payables	2,19	(18,154)	(34,529)	16,375	(47.4)
Other assets and liabilities	1,16;2,20	(131,992)	(33,139)	(98,853)	298.3
Total		**92,831**	**59,604**	**33,227**	**55.7**

Net financial debt

Thousand of euro	Ref.	12 31 2007	12 31 2006	Change absolut	% 07/06
Long-term financial payables	2,10;2,11; 1,7;2,9	767.346	797.073	(29,727)	(3.7)
Long-term financial payables to related parties (1)	1,6;2,13	(29,017)	(1,593)	(27,424)	-
Short-term financial payables	2,15	108,275	26,332	81,943	311.2
Short-term financial payables to related parties (2)	1,14;2,18	(53.556)	6,980	(60,536)	(867.3)
Securities and cash(3)	1,17;1,18	(103,379)	(197,443)	94,064	(47.6)
Total		**689,669**	**631,349**	**58,320**	**9.2**

(1) Balance between the financial assets (note 1,6) and long-term payables to related parties (note 2,13).
(2) Balance between financial receivables from related parties (note 1,14) and financial payables to related parties (note 2,18).
(3) Current financial assets (note 1,17) + liquid assets (note 1,18).

Investments - *Millions of euro*


120
100
80
60
40
20
0
100
3
53
3
50
97
2006
2007
Tangible assets
Intangible assets

Investments

Investments - *Thousand of euro*	Non-current assets		Total
	Tangible assets	Intangible assets	
Power generation	20,696	-	20.696
Electricity grids	16,044	1,200	17.244
District heating	26,632	-	26,632
Integrated water services	26.498	-	26,498
Environmental services	3,814	-	3,814
Other services	3,484	1,953	5,437
Total 2007	**97,168**	**3,153**	**100,321**
Total 2006	**49,801**	**3,526**	**53,327**

The investments made in 2007 (inclusive of multi-year charges and capitalized labour expenses) amounted to 100 million euro, compared to 53 million euro in the previous year.

As already mentioned in the section dedicated to the comment on the Group's investments, we highlight that the 2006 figure differs from the value published in the 2006 report on operations (80.6 million euro) due to the reclassification made to the grant capital. The impact of this reclassification, which involved the investments in tangible assets, amounts to -27 million euro.

The most important works regarded the power generation plants (approximately 21 million euro), the district heating plants and grids (almost 27 million euro), the extension of the Verziano water treatment plant (18 million euro) and the electricity grids (16 million euro).

Non-current assets

Thousand of euro	Non-current assets		Total
	Tangible assets	Intangible assets	
Power generation	309,917	321	310,238
Electricity grids	6,142	-	6,142
District heating	162,503	837	163,340
Integrated water services	191,436	11,412	202,848
Other services	54,743	57,621	112,364
Total 2007	**724,741**	**70,190**	**794,931**
Total 2006	**997,185**	**118,002**	**1,115,187**

The decrease of the value of non-current assets compared to December 31, 2006 is due to the conferment to the subsidiaries Aprica and Asm Elettricità, from December 31, 2007, of the business divisions "Environmental Services" and "Electricity distribution".

Financial position

Cash flow statement

Thousand of euro	12 31 2007	12 31 2006
Net profit	185,654	-
Depreciation and amortisation	80,140	-
Valuation of assets at fair value	1,164	-
Adjustments to the value of investments	1,654	-
Income from investments	(75,269)	-
Net change in staff severance fund	4,205	-
Net change in other funds	(2,146)	-
Change in medium- to long-term assets/liabilities	58,663	-
of which related parties	(35,716)	-
Tax due for the year	67,356	-
Tax paid	(83.027)	-
Cash flow before change in working capital	**238,394**	**166,651**
Change in working capital and assets/medium- and long-term liabilities for the year	**47,383**	**25,232**
of which related parties	*(176,864)*	-
Total cash flow from operations	**285,777**	**191,883**
Net investment in tangible and intangible assets	(89,034)	-
Net change in investments	(120,523)	-
Total cash flow from investments	**(209,557)**	**(99,680)**
Free cash flow	**76,220**	**92,203**
Dividends and distribution of reserves	(204,975)	-
Dividends from equity investments	75,269	-
Purchase of own shares	(4,834)	-
Total cash flow in respect of other assets and liabilities	**(134,540)**	**(35,373)**
TOTAL CASH FLOW FOR THE PERIOD	**(58,320)**	**56,830**

The free cash flow of the year 2007 amounted to 76 million euro compared to 92 million euro in the previous year.

This figure takes into account the dynamics of the liquidity generated by the assets of the year (almost 286 million euro) and the investments that have instead absorbed financial means for almost 210 million euro.

The cash flow of 2007 amounts to -58 million euro (compared to a profit for 57 million euro recorded at December 31, 2006) and takes into account the extraordinary dividend, amounting to approximately 85 million euro, resolved by the shareholders' meeting of Asm of October 22, 2007 and ex-date on December 28, 2007.

Operating figures

	UdM	2007	2006	% 07/06
Net electricity produced (on site) (*)	GWh	2,842 (*)	3,102	(8.4)
Electricity distributed	GWh	4,501	4,533	(0.7)
Heat sold	GWht	1,055	1,103	(4.4)
Water supplied (excluding self-consumption)	Mmc	50.1	46	8.9
Waste disposed of at WTE and Montichiari landfill site	Thousand tons	1.047	1,112	(5.8)

(*) Excluding (for homogeneity with 2006 figures) former BAS plants.

Transactions with Related Parties

The tables below show the amounts of the main commercial and financial transactions entered into by ASM S.p.A. with related parties, as defined in IAS 24. Please see the notes for further details.

These transactions, which are part of the ordinary management of the company, mainly refer to dealings with Asm's subsidiaries and affiliates, and with the Brescia and Bergamo local authorities (the company's main shareholders).
Transactions with the Group's company mainly relate to the provision by the parent company of administrative and logistics services and the supply/receipt of industrial goods and services, as described in detail below.
Industrial and logistics services are governed by specific service contracts and charged at market rates, while administrative services carry an annual fee, agreed annually by the parties, that reflects the parent company's costs.

Financial services, which generate receivables from and payables to Group companies and financial income/charges, include those provided with a view to centralising, rationalising and optimising financial resources management at ASM.
These services are charged at a fixed annual rate according to agreements reached between ASM and each individual Group company, under which cash is transferred from their accounts to a central account managed by the parent company. In this account interest is managed and credited or debited to the individual companies, based on the 3-month Euribor rate, plus or minus an agreed percentage (depending on whether interest is credited or debited).

As regards dealings with the Brescia local authority, in accordance with the programme agreement in force between the local authority and ASM S.p.A., since January 1, 2003 ASM S.p.A. has been managing the following public services on an exclusive basis for all Brescia municipal areas:

- water supply;

- gas distribution;
- heat distribution;
- municipal waste collection, transport and disposal;
- sewerage and waste water treatment;
- street lighting;
- cemetery lighting;
- auditing and monitoring of thermal power plants.

The agreement states that ASM S.p.A. is free to adopt the organisational and managerial arrangements it considers best suited to providing services that are as efficient and as cost-effective as possible. Consequently, the activities that make up each service, as well as related, ancillary or similar activities, as set out in the company's articles of association, may be carried out via subsidiaries, agreements or forms of control or co-operation with companies or businesses, which shall be jointly responsible with ASM S.p.A. for complying with the provisions of the agreement.
ASM S.p.A. pays an annual fee to the local authority for the right to perform some of these services, while the sums paid by the local authority for the services provided by the company are detailed in the agreements specific to each service.
ASM S.p.A. provides these services as an independent business, in that, with the sole exception of street lighting, it is responsible for dealings with customers, and also receives directly the income from their bill payments.

As regards dealings with the Bergamo local authority, on May 12, 2005, the local authority and BAS signed a new programme agreement assigning to BAS (and/or its subsidiaries) management of the following public services for all Bergamo municipal areas:
- gas distribution;
- integrated water services;
- municipal waste collection and transport, as well as special treatment of cemetery and hospital waste;
- street lighting;
- heat management.

Following the merger of BAS into ASM S.p.A., ASM took over the programme agreement with the Bergamo local authority.

For street lighting and building management services, ASM is paid by the Bergamo local authority, while for the remaining services the company is responsible for dealings with customers and receives the income from their bill payments directly.

Dealings with subsidiaries and affiliates

Subsidiaries/ affiliates *Thousand of euro*	Receivables and payables (Ref. 1,13;1,14;2,17;2,18)		Costs (Ref. 3,3;3,4;3,5;3,6)		Revenues (Ref. 3,1;3,2)		Financial income/charges and equity investments (Ref. 3,10;3,11;3,12)		
	Receiva-bles	Payables	Goods	Services	Goods	Services	Financial charges	Financial income	Dividends from equity invest-ments
Abruzzoenergia	1,156	-	-	(197)	-	644	-	24	-
Aprica S.p.A.	5.226	52,478	66	9,063	-	10,540	245	-	1,584
Aprica Studi	478	573	-	475	-	61	5	-	500
Asmea	176,785	109,813	20,001	9,743	438,976	57,881	1,311	-	4.950
Asm Energy	77,807	6,851	42.575	35	13,721	11,370	272	-	8,404
Asm Reti	26,655	18,106	-	390	-	6,968	543	-	3,457
ASVT	263	21	-	12	23	1,537	-	-	-
Bascom	288	19	-	-	-	158	-	-	-
Bas Omniservizi	33,690	2,344	3,901	479	53.570	422	-	-	700
Bas Power	2,395	2,769	329	-	-	3,403	105	-	1,950
Bas Sii	5,042	2,396	-	1,056	-	1,563	-	-	2,499
Endesa Italia	8,058	-	-	-	86,816	-	-	-	43,200
Ergon Energia	907	2	14	(155)	-	1,057	-	-	475
Ge.Si.	609	119	-	308	-	338	-	43	107
Itradeplace	318	103	317	157	-	96	-	-	-
Montichiariambiente	(1)	-	-	-	-	11	-	-	-
Ostros Energia	63	670	-	-	-	90	14	17	-
Plurigas	19.327	40,819	270,981	-	-	582	-	-	1.500
Retragas	351	3,704	82	(212)	-	823	150	-	1,776
Retrasm	1.409	4.464	-	967	-	2,090	90	-	700
Seasm	216	-	-	-	-	8	-	143	-
Selene	13,478	5,762	15	11,876	-	5,145	-	474	1,900
Tidonenergie	17,305	77	-	-	25,138	123	92	-	-
Other companies	187,272	6,111	(330)	331	-	59	173	128	1,568
Total	**579,097**	**257,201**	**337,951**	**34,328**	**618,244**	**104,969**	**3,000**	**829**	**75,270**

It is highlighted that the commercial/financial debts shown in the table refer to notes 1,13, 1,14, 2,17 and 2,18 of the Notes. In particular, the financial receivables and payables refer to the treasury contract between Asm and some companies of the Group which pay the parent company the payable or receivable balances of their cash and cash equivalents. For Asm the amounts paid constitute respectively amounts payable to or receivable from the companies.

On the reclassified balance sheet shown above, these receivables and payables are reported in the table of working capital (note 1,13 "Receivables from related parties" and note 2,17 "Payables to related parties") and in the net financial debt table (notes 1,14 and 2,18 "Current payables to related parties").

Sale of materials and services

To Abruzzoenergia

The revenues refer to the compensation for costs for 476 thousand euro.

The receivables at December 31, 2007 surpassed 1.1 million euro.

To Aprica

The main revenues from dealings with Aprica S.p.A. were generated by the waste disposal service at the landfill sites and the WTE plant (totalling 7.7 million euro), and administrative, logistical and technical services relating to urban waste management (around 2.3 million euro).
The amount outstanding at December 31, 2007 totalled 5.2 million euro.

To Aprica Studi

Revenues from Aprica Studi mainly regard the supply of administrative services for 50.4 thousand euro. The receivables at December 31, 2007 amount to 478 thousand euro.

To Asmea

Revenues related to the sale of electricity and gas (189.7 million euro and 159.4 million euro respectively), the supply of heating and cooling energy (58.1 million euro), the distribution of electricity (28.7 million euro), heat (18.8 million euro), the sale of water (31.8 million euro), and administrative and logistics services (1.4 million euro).
The amount outstanding at December 31, 2007 was 176.8 million euro.

To Asm Energy

Revenues mainly refer to the sale of electricity and to electricity transport services for a total of 23.8 million euro.
Receivables at December 31, 2007 amount to 77.8 million euro.

To Asm Reti

The main revenues refer to the supply of administrative, logistics and technical services, for a total of 2.8 million euro and to the sale of materials for 1.3 million euro.
Receivables at December 31, 2007 surpassed 26.6 million euro.

To Asvt

The main revenues refer to waste disposal in the waste-to-energy plant (0.9 million euro), to the supply of administrative and technical services for a total of 257 thousand euro and to the sale of materials for 110 thousand euro.
Receivables at December 31, 2007 amount to 263 thousand euro.

To Bascom

Revenues refer to the supply of administrative and logistics services for a total of 64.9 thousand euro and to compensation for costs for information technology and telematic services (65.9 thousand euro).
Receivables at December 31, 2007 amount to 288 thousand euro.

To Bas Omniservizi

Revenues refer to gas sales for 53.6 million euro and to the supply of administrative, logistics and technical services for a total of 323.3 thousand euro.
Receivables at December 31, 2007 total 33.7 million euro.

To Bas Power

Revenues mainly refer to the operation of the Bergamo waste-to-energy plant and the supply of administrative services, for a total of 3 million euro.
Receivables at December 31, 2007 amount to 2.4 million euro.

To Bas Sii

Revenues mainly refer to technical activities in the integrated water services sector and to the supply of administrative and logistics services for a total of 754 thousand euro, besides the sale of materials/compensation for other costs for 536 thousand euro.
Receivables at December 31, 2007 amount to 5 million euro.

To Endesa Italia

Revenues regard the sale of electricity for a total of 86.8 million euro.
Receivables at December 31, 2007 amount to 8 million euro.

To Ergon Energia

Revenues mainly regard the supply of administrative, logistics and technical services (metering service) for a total of approximately 986 thousand euro. Receivables at December 31, 2007 amount to 907 thousand euro.

To Ge.Si.

The main revenues refer to the supply of administrative and supporting services for 164 thousand euro.
Receivables at December 31, 2007 amount to 609 thousand euro.

To Itradeplace

Revenues mainly refer to administrative and logistics services for almost 59 thousand euro.
Receivables at December 31, 2007 amount to 318 thousand euro.

To Montichiariambiente

Revenues, equal to almost 11 thousand euro, refer to the supply of administrative and engineering services.

To Ostros Energia

Revenues mainly refer to administrative and logistics services for almost 57 thousand euro.
Receivables at December 31, 2007 amount to 63 thousand euro.

To Retragas

Revenues mainly refer to the supply of technical activities and administrative and logistics services for a total amount of almost 676 thousand euro.
Receivables at December 31, 2007 amount to 351 thousand euro.

To Retrasm

Revenues from Retrasm mainly refer to the rental of high voltage electricity transmission plants and to the supply of administrative and logistics services for a total of 2 million euro.
Receivables at December 31, 2007 amount to 1.4 million euro.

To Seasm

Revenues mainly regard the supply of administrative services for 3 thousand euro.
Receivables at December 31, 2007 amount to 216 thousand euro.

To Selene

The main revenues refer to the hire of hardware/software/optic fibre grid and to the supply of administrative/logistics/printing services for a total of 4.9 million euro.
Receivables at December 31, 2007 amount to 13.5 million euro.

To Tidonenergie

Revenues refer to the gas sales for 25.1 million euro and to administrative services for over 65 thousand euro.
Receivables at December 31, 2007 amount to 17.3 million euro.

Finally, we highlight that the receivables for 187 thousand euro from "Other companies" mainly contains the financial receivables from Asm Elettricità for the sale of the business division dealing with electricity distribution.

Purchases of materials and services

From Abruzzoenergia

In the following table the compensation for transferred staff, equal to almost 200 thousand euro, is indicated with minus sign (as considered with transfer of the costs for services).

From Aprica

The costs incurred by Asm mainly refer to the waste management services (collection, street cleaning etc.) supplied by Aprica in the municipalities which have a special arrangement with Asm (8 million euro) and the transport/disposal/various services for a total of 1.1 million euro. We also highlight the compensation for costs for transferred staff (almost 1.3 million euro), which, in the following table, are considered with transfer of the costs of the services (minus sign).
Payables at December 31, 2007 amount to 52.5 million euro, of which 51.4 million euro referring to the centralised treasury account (receivables from Asm).

From Aprica Studi

Costs refer to design and technical consulting activities for 475 thousand euro.
Payables at December 31, 2007 amount to 573 thousand euro.

From Asmea

Costs mainly regard electricity supplies to the company's offices and plants totalling 19.8 million euro and the supply of invoicing services referring to the integrated water services and the waste collection tariff totalling 4.7 million euro.
Payables at December 31, 2007 amount to 109.8 million euro, of which almost 90 million euro refer to the centralised treasury account (receivables from Asm).

From Asm Energy

Costs mainly refer to the supply of electricity and gas totalling 42.2 million euro.
Payables at December 31, 2007 amount to 6.8 million euro.

From Asm Reti

The costs incurred towards Asm Reti mainly regard various works for 403 thousand euro. We also highlight the compensation for costs for personnel transferred from Asm to Asm Reti (almost 80 thousand euro) which, in the following table, are considered with transfer of the costs for services (minus sign).
Payables at December 31, 2007 amount to 18.1 million euro.

From Bas Omniservizi

The main costs related to the supply of methane by the building management service and for the company offices and plants of Bergamo for a total of 3.9 million euro, and the waste collection billing service (400 thousand euro).
The amount outstanding at December 31, 2007 totalled 2.3 million euro.

From Bas Power

Costs mainly regard the disposal service of the fuel derived from waste (CDR) for 328 thousand euro.
Payables at December 31, 2007 amount to 2.8 million euro.

From Bas Sii

The main costs regard charges for transferred staff (828 thousand euro) and laboratory analyses in the integrated water services field for 277 thousand euro. We also highlight the compensation for costs for transferred personnel for 168 thousand euro which, in the following table, are considered with transfer of the costs for services.
Payables at December 31, 2007 amount to 2.4 million euro.

From Ergon Energia

The costs for services, indicated in table with minus sign, are due to the compensation for transferred personnel (155 thousand euro).
Payables at December 31, 2007 amount to 2 thousand euro.

From Ge.Si.

Costs regard various works for roughly 382 thousand euro. We also highlight costs for compensation for transferred staff (73.4 thousand euro) which, in the following table, are considered with transfer of the costs for services (minus sign).
Payables at December 31, 2007 amount to 119 thousand euro.

From Itradeplace

Costs refer to the supply, through the electronic catalogue made available by Itradeplace, of various materials and to consulting services on information technology.
Payables at December 31, 2007 amount to 103 thousand euro.

From Plurigas

The transactions with Plurigas regard the supply of gas for the ASM power plants and for the marketing to the Asm subsidiaries operative in the gas sales sector. The total cost sustained by Asm in 2007 amounted to almost 271 million euro.
Payables at December 31, 2007 amount to 40.8 million euro.

From Retragas

Costs for services, indicated in table with minus sign, are due to the compensation for transferred staff.
Payables at December 31, 2007 amount to 3.7 million euro.

From Retrasm

The costs indicated in table, net of the costs for compensation for transferred staff (56 thousand euro), refer to design studies and technical consulting.
Payables at December 31, 2007 amount to almost 4.5 million euro.

From Selene

The costs sustained towards Selene in 2007 mainly refer to the supply of information technology services and systems (hardware, software, various software packages, consulting), telephone/telecommunication services and other services for a total of roughly 13 million euro.
Costs for services also include, with minus sign, the compensation for transferred personnel (1.7 million euro).
Payables at December 31, 2007 amount to roughly 5.8 million euro.

The item "Labour costs in respect of related parties" (see Notes to the accounts, no. 3,5) include — as well as recovery of costs from Group companies for transferred staff, as detailed above — remuneration to directors and managers (board members, general manager and managers with strategic responsibilities).
The amount paid in 2007 was 2.4 million euro.

We show below the other transactions carried out by Asm in 2007 with the subsidiaries/affiliates which correspond to points 1,6 ("Other financial assets") and 1,9 ("Other assets") of the parent company's Balance Sheet. For more information refer to the explanatory notes of Asm.

Subsidiaries/affiliates - *Thousand of euro*	**Other financial assets (Ref. 1,6)**	**Other assets (Ref. 1,9)**
Asm Reti	27,197	-
Ergosud	-	500
Seasm	2,574	-
Total	**29,771**	**500**

Receivables from Asm Reti, referring to extraordinary operations, include the net balance between the receivable for the purchase of shareholdings from Asm and the payable relating to equalisation following the transfer of the gas division.

Receivables from Ergosud refer to advance payments for the construction of the Scandale plant and payments on account relating to a future capital increase.

Receivables from subsidiary Seasm relate to 3 million euro loan paid out in February 2004 and due in 15 years.

Dealings with the Brescia local authority and Bergamo local authority

Affiliates *Thousand of euro*	Receivables and payables (Ref. 1,13;1,14;2,17;2,18)		Costs (Ref. 3,3;3,4;3,5;3,6)		Revenues (Ref. 3,1;3,2)		Financial income/charges and equity investments (Ref. 3,10;3,11;3,12)		
	Receiva-bles	Payables	Goods	Services	Goods	Services	Financial charges	Financial income	Dividends from equity invest-ments
Brescia local authority	9,569	4,920	-	7,561	3	17,406	100	-	-
Bergamo local authority	2,529	154	-	-	-	8,179	-	-	-
Total	**12,098**	**5,074**	**-**	**7,561**	**3**	**25,585**	**100**	**-**	**-**

It is highlighted that the trade/financial receivables and payables indicated in the above table refer to notes 1,13, 1,14, 2,17 and 2,18 of the notes.
On the restated Balance Sheet shown above, these receivables and payables are reported in the table of working capital (note 1,13 "Receivables from related parties" and note 2,17 "Payables to related parties") and in the net debt table (notes 1,14 and 2,18 "Current payables to related parties").

Sales of materials and services

To the Brescia local authority

The main revenues coming from the Brescia local authority refer to the buildings management service (5.9 million euro), to the street lighting service (2.4 million euro, including electricity consumptions) and to waste management services (2.6 million euro).
Receivables at December 31, 2007 amount to 9.6 million euro.

To Bergamo local authority

The main revenues from the Bergamo local authority refer to the buildings management service (4.9 million euro) and the street lighting service (3.2 million euro).
Receivables at December 31, 2007 amount to 2.5 million euro.

Purchase of materials and services

From Brescia local authority

The amounts due to the Brescia local authority mainly refer to the fees provided in the programme agreement with which the municipality assigned Asm the exclusive management of some services of public utility.

In particular, the charges sustained in 2007 regard for almost 3.2 million euro the fees related to the abovementioned contract (including the fee for water/sewerage/water treatment, for roughly 1.4 million euro, the fee for the biomasses to the waste-to-energy plant and for 2.5 million euro the leasing of buildings destined to office and industrial use.

Payables at December 31, 2007 amount to 4.9 million euro.

From Bergamo local authority

Payables at December 31, 2007 amount to 154 thousand euro.

Contractual commitments

In the following table the values of the main contractual commitments undertaken by Asm towards subsidiaries and affiliates are indicated.

Subsidiaries/affiliates - *Thousand of euro*	**Guarantees and commitments**
Abruzzo Energia	295,810
Aprica S.p.A.	516
Aprica Studi	77
Asmea	500
Asm Energy	5,011
Bas Power	31,900
Ergosud	220,000
Plurigas	5,201
Total	**559,015**

Abruzzoenergia

These commitments concerned guarantees mainly in respect of loans issued by financial institutions for plants relating to the building of the Gissi (Chieti) thermoelectric plant.

Asm Energy

The total amount is due to guarantees given on dispatch/transport contracts, to cover electricity stock exchange prices and with guarantees towards Terna.

Bas Power

Guarantees of 31.9 million euro were issued to the lending bank with the transfer of the loan from Asm (formerly Bas) to Bas Power for the construction of the thermoelectric generator.

Ergosud

The conceded guarantees refer to loans issued by financial institutions for the Scandale thermoelectric (Crotone) thermoelectric power plant under construction.

Plurigas

The whole amount relates to guarantees given for the gas storage contract and sureties in respect of Stogit.

0.3
Other information

Human resources

At December 31, 2007 the Group's staff consists of 2,311 units, 101 more than at December 31, 2006.

During the year the trend of the staff of Asm and of the companies takes into account the company and organizational modifications that were made in some companies of the Group from January 1, 2007. The Asm staff does not consider the personnel connected with the conferment of the Environmental Service and Electricity Distribution business divisions effective from December 31, 2007.

The growth of the units in the companies Bas Sii and Aprica is due, respectively, to the transfer of personnel from the parent company and to the conferment, by Valgas, of the Environmental Services business division.

The tables below show the headcount at December 31, 2007 and December 31, 2006, and the breakdown of group personnel by category.

Note that staff numbers for Ergon Energia S.r.l., Ge.Si. S.r.l., Plurigas S.p.A. and Metamer are shown based on the consolidation percentage (ASM S.p.A.'s stake in each company).

Number of employees	**12 31 2007**	**12 31 2006**	**% 07/06**
Asm	1,542	1,594	(52)
Other companies	769	616	153
Total	**2,311**	**2,210**	**101**

Breakdown by company	**12 31 2007**	**12 31 2006**	**Change**
Aprica	140	114	26
Asmea	89	85	4
Asm Reti	162	141	21
Asvt	45	40	5
Bas Sii	104	20	84
Selene	95	89	6
Others	134	127	7
Total	**769**	**616**	**153**

Breakdown by category	12 31 2007	12 31 2006	% 07/06
Directors	40	29	11
Managers	95	103	(8)
Office Staff	1,147	1,067	80
Manual Workers	1,029	1,011	18
Total	**2,311**	**2,210**	**101**

On the basis of monthly progress, the average number of employees at December 31, 2007 was, at Group level, equal to 2,269, while the number of employees of ASM S.p.A. was equal to 1,541.

Research, development, quality and environment

Research and development

The group has been involved in various research and innovation projects in the last few years, including the "NextGenBioWaste" project, which was in progress at December 31, 2007.

This major four-year plan, financed partly by the European Commission as part of its sixth framework programme, is aimed at improving the energy efficiency, reliability and performance of plants that use waste or biomass fuel to produce energy, while at the same time reducing their environmental impact and running costs.
The project is being run jointly with European partners including research centres, multi-utilities and power plant builders.

In the project ASM's main activity consists in the experimentation, still in course, of line 2 of the waste-to-energy plant of a High Dust Catalyzer to reduce the NO_x in the exhaust gases.

This technology has not yet been applied successfully on an industrial level in the field of waste, but if it proves to be reliable, it could be a new solution for reducing nitrogen oxide emissions from WTE plants.

The results obtained so far, even if in preliminary form, are positive.

Besides this, as regards the project, a quality assessment campaign of the combustion residues will be carried out and the possible systems for their recovery analyzed.

Quality, Environment and Safety

In the Quality, Environment and Safety sector, the management produced the following results at December 31, 2007:

ASM S.p.A.

- check with positive result in October and November 2007 for the confirmation of the certification of the Quality Management System of ASM Brescia S.p.A. pursuant to the UNI EN ISO 9001:2000 standard, adjusted during the year to the organizational modifications of the end of 2006 and start of 2007 and influenced by an extensive revision and homogenization of the system documentation. During the check also the conformity of the system to the activities carried out by the Bergamo Environmental Service was also assessed;
- check with positive result in June 2007 for the confirmation of the Environmental Management system certification pursuant to the UNI EN ISO 14001:2004 standard for the Brescia waste-to-energy plant. During the check the Environmental Declaration of the site was also confirmed for Emas registration; it is still in course, the issue of the registration by the responsible authority is awaited;
- check with positive result in June 2007 for the maintenance of the Quality Management System of the Mincio power plant;
- check with positive result in September 2007 for the confirmation of the certification of the Environmental Management system of the Mincio power plant — in accordance with the UNI EN ISO 14001:2004 standard — and the Emas Registration;
- check with positive result, completed in November 2007, in the Lamarmora Cogeneration Plant for the maintenance of the certification of the Environmental Management system — in accordance with the UNI EN ISO 14001:2004 standard — and the Emas Registration;
- check with positive result in June 2007 for the maintenance of the Environmental Management system for the "District Heating Grid" of Brescia — in accordance with the UNI EN ISO 14001:2004 standard — and the Emas Registration;
- check with positive result in June 2007 in the Montichiari landfill for the maintenance of the certification of the Environmental Management system — in accordance with the UNI EN ISO 14001:2004 standard — and the Emas Registration;
- checks with positive result, in January and March 2007, of the communication of the greenhouse gas emissions provided by article 15 of EC Directive 2003/87 and article 4 paragraph 6 of DEC/RAS/074/2006 (Emission Trading Directive) for the authorized plants of Lamarmora Power Plant, Nord Power Plant, Mincio Power Plant and Brescia waste-to-energy plant;

- check with positive result, in September and October 2007, for the confirmation of the certification of the Safety Management System in accordance with the OHSAS 18001:99 standard and of the Environmental Management System in accordance with the UNI EN ISO 14001:2004 standard. During the check the Environmental Declaration of the site was confirmed for Emas registration: it is still in course, the issue of the registration by the responsible authority is awaited.

Companies of the ASM Group

- **Asm Reti S.p.A.**
  - **Abruzzo Area**: in June 2007 the certificate of the Quality Management system has been re-issued in accordance with the UNI EN ISO 9001:2000 standard, with new name of the company (formerly Cige);
  - **Brescia and Bergamo Area**: in June 2007 the certificate of the Quality Management system has been re-issued in accordance with the UNI EN ISO 9001:2000 standard, with new name of the company (formerly Cige); the assets of the companies Sobergas S.p.A. e Valgas S.p.A. were merged in it;
  - **Brescia/Bergamo/Abruzzo Area:** in October 2007 positive check for the maintenance of the certification of the Quality Management system in accordance with the UNI EN ISO 9001:2000 standard with insertion of the activity related to the GPL and re-issue of a single certificate valid for the whole company.

- **Bas Power S.r.l.**: renunciation of the certification of the Quality Management system in accordance with the UNI EN ISO 90001:2000 standard.

- **Bas Servizi Idrici Integrati S.p.A.**: in February 2007 reconfirmation of the SINAL credit, in accordance with the UNI CEI EN ISO/IEC 17025:2005 standard of the laboratory tests, also for the ecological services — Via Goltara test station, and confirmation of the certification of the Quality Management system in accordance with the UNI EN ISO 9001:2000 standard. In September 2007 an extraordinary check was performed by the certification authority to check compliance with the planning of the activities communicated to same and to align the system documentation to the new organizational structure of the company formalized in January 2007.

- **Ge.Si. S.r.l.**: in May 2007 positive check for maintenance of the certification of the Quality Management system in accordance with the UNI EN ISO 9001:2000 standard.

- **Bas Omniservizi S.r.l.**: in February 2007 positive check to confirm the certification of the Quality Management system in accordance with the UNI EN ISO 9001:2000 standard, for

the sales of natural gas for domestic and industrial uses and supply of services connected with gas sales. The check was performed with a different certification authority from that of the previous year.

- **Selene S.p.A.**: in September 2007 positive check for the maintenance of the Quality Management system in accordance with the UNI EN ISO 9001:2000 standard.
- **Aprica S.p.A.**: in September 2007 positive check, in accordance with the UNI EN ISO 14001:2004 standard, for the maintenance of the certification of the Environmental Management system related to the waste transport/collection and street cleaning services and of the Environmental Management system related to the disposal and regeneration of municipal and special non-hazardous waste and post-operative management of landfills of non-hazardous special waste with biogas energy recovery.

Code regarding the protection of personal data

In accordance with rule 26 of annex B of Legislative Decree 196/03 "Code regarding the protection of personal data" the programmatic document on the security of the ASM Group has been updated.

Own shares

The shareholders' meeting of Asm of April 20, 2007 resolved a share buy-back programme which provided the purchase of up to 38,716,000 shares (equal to 5% of the capital). Also this purchase has been authorized for a period of 18 months and within the date of approval of the financial statements at December 31, 2007 by the Board of Directors.
At December 31, 2007 ASM owned 1,959,816 shares, corresponding to a value of 5,162 thousand euro (0.25% of the capital). Due to the merger by incorporation of Asm in Aem (now A2A S.p.A.) these shares have been annulled and not swapped on January 1, 2008, effective date of the merger.
The annulled own shares were equal to those provided during the announcement of the project of aggregation (June 4, 2007) and of determination of the share swap.

Accounting and administrative separation (AEEG resolution no. 310/01)

ASM S.p.A.

The requirement for "accounting and administrative separation" for "legal entities operating in the electricity sector", established by AEEG resolution 61/99, was confirmed in AEEG resolution 310/01, which simplified and updated the previous regulation.

In January 2007, a new resolution no. 11/07 was introduced, governing accounting separation with effect from the first financial year commencing after December 31, 2006.
Asm and the Group companies involved have also requested the postponement of the start of the provision as regards the accounting separation.

Specifically, the above-mentioned resolution no. 310/01 prescribes that the balance sheet and income statement must be prepared by classifying items by "business" and "corporate services" (article 9, paragraph 1 of the resolution) and shown in the report on operations.

For ASM S.p.A., the power supply chain activities that are subject to accounting separation are:

- Generation;
- Distribution;
- Gas;
- Miscellaneous activities;
- Corporate services (broken down in accordance with the provisions of article 5 of the above-mentioned resolution).

Accounting separation is maintained by allocating the assets and liabilities, and the costs and revenues, to each of the supply chain activities, in accordance with article 4 of the above-mentioned resolution.
The company decided to assign the management of the electricity sales contracts (mainly concerning the sale of power to its subsidiaries Asmea S.r.l., Asm Energy S.r.l., Assoenergia S.p.A. and — for the electricity sold under the CIP6 incentive scheme — to GRTN S.p.A.) to its generation business.

As required by the regulations, internal transactions within the legal entity have been eliminated for the purpose of reconciling each activity's figures with ASM S.p.A.'s accounting statements, and are listed under "eliminations".

Balance sheet and income statement items that are not permitted by this regulation to be broken down across supply chain activities have been allocated to "non-attributable", as stipulated by the resolution.

Metering (of electricity and other services), is considered to be a shared operational function in accordance with article 5, paragraph 5, of resolution no. 310/01. As per the scope of attachment 1 of the resolution, the costs of this shared operational function have been allocated to the relevant activities according to the criterion of reasonableness (article 10).

Note that tangible assets have been allocated on the basis of technical parameters specified in the Technical Report of the previous resolution no. 61/99.

It should be further noted that, as required by the regulations, individual corporate services are listed under two columns: "corporate services (a – d)" and "corporate services (e – k)". Please see article 5 of resolution no. 310/01 for details.

The attached accounting statements show the figures deriving from this accounting separation by business and by corporate service, as stipulated in article 9, paragraph 1 of the above-mentioned resolution.

The information specifically required by article 9.2 of the resolution will also be prepared, for the AEEG's sole use, within 60 days of approval at the shareholders' meeting. The details of the accounts and the related notes have been included in a special attachment to the explanatory notes of ASM S.p.A., to which reference is made.

The ASM Group

Article 16 of the above-mentioned resolution establishes the requirement for accounting separation in the Group's consolidated accounts.

This is the fifth year in which we have applied the requirement for accounting and administrative separation, as discussed earlier, to the consolidated accounts.

For the ASM group, the power supply chain activities that are subject to accounting separation are:

- Generation;
- Power transmission;

- Distribution;
- Sales;
- Gas;
- Miscellaneous activities;
- Corporate services (broken down in accordance with the provisions of article 5 of the above-mentioned resolution).

Accounting separation is maintained by allocating the assets and liabilities, and the costs and revenues, to each of the supply chain activities, in accordance with article 4 of the above-mentioned resolution.

As required by the regulations, transactions within the parent company or between Group companies have been eliminated, for the purpose of reconciling each activity's figures with the ASM Group's consolidated accounts, and are listed under "eliminations".

Balance sheet and income statement items that are not permitted by this regulation to be broken down across supply chain activities have been allocated to "non-attributable", as stipulated by the resolution.

Commercial and sales activity and metering (of electricity and other services) are considered to be shared operational functions, as defined in article 5.5 of resolution no. 310/01. As per the scope of attachment 1 of this resolution, the costs of this shared operational function have been allocated to the relevant activities according to the criterion of reasonableness (article 10).

The accounting balances of subsidiary Retrasm Srl are included under the heading "power transmission", in accordance with article 3 of the Bersani Decree, which states that all goods, relationships, assets and liabilities in respect of power transmission should be so transferred.

The heading "electricity sales" shows the consolidated balances of power sales for ASMEA S.r.l., Asm Energy S.r.l., Ergon Energia S.r.l. and Assoenergia S.p.A..

The effects of the consolidation entries that can be directly allocated to individual activities have been included under each heading. The details of the accounts and the related notes have been included in a special attachment to the notes, to which reference is made.

Significant events since December 31, 2007

As described in the paragraph "The ASM Group in 2007", the A2A Group, created from the merger among Asm, Aem and Amsa, has been operating since January 1, 2008.
The new operator aims at reaching suitable dimensions to compete with other national and foreign companies, strengthen the integration upstream and downstream in the chain of the value of the characteristic activities, increase the negotiation capacity in the liberalized markets and grasp the opportunities deriving from scale economies and cost and investment synergies in order to improve the quality of the services offered.

* * *

The report on the adhesion to codes of conduct promoted by management companies of regulated markets or by trade associations of the operators and on the compliance with the commitments resulting from it, drawn up pursuant to article 124-*bis* of Legislative Decree no. 58/1998, as subsequently modified, and of article 89-*bis* of the Regulation adopted with Consob resolution no. 11971/1999, as subsequently modified, will be published in the Corporate Governance section of the website www.a2a.eu and made available in the company office not more than 15 days before the meeting that will be called to resolve on the profits distribution pursuant to article 2364-*bis* of the Italian Civil Code. In the same report the information indicated in article 123-*bis* of Legislative Decree no. 58/1998, as subsequently modified, will also be published.

via Lamarmora 230 - 25124 Brescia
www.a2a.eu

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AUG 18 2008

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106

separate financial statements 2007

Amsa

Amsa

separate financial statements 2007

Contents

This is a translation of the Italian original "Bilancio separato 2007" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

0.1

Report on operations

During the course of 2007, the AMSA Group was involved in the process of redefining the long-term strategies of certain companies owned by the Municipality of Milan.
This process culminated on June 25, 2007 in the Board of Directors' approval of the merger plan for AMSA S.p.A. to be absorbed by AEM S.p.A., as part of the wider plan for AEM S.p.A. to merge with ASM S.p.A. and create A2A S.p.A..

The complex reorganisation that was necessary prior to the merger firstly involved transferring all of the assets and liabilities and all juridical relationships of AMSA S.p.A. to a newco AMSA S.r.l. with effect from December 1, 2007 with the exception of the "non-duplicatable" capital endowments used in managing the urban hygiene services in the Municipality of Milan, which on December 27, 2007 were spun off to another newco, Milano Immobili e Reti S.r.l., wholly owned by the Municipality of Milan, and the tax debits and credits explained in the notes.
On December 1, 2007 AMSA S.p.A. changed its name to AMSA Holding S.p.A. and on January 1, 2008 was merged with AEM S.p.A., which is now A2A S.p.A., following its merger on the same date with ASM S.p.A..

These financial statements reflect the way that the Amsa Holding S.p.A.'s income statement and balance sheet have evolved as a consequence of the extraordinary operations explained briefly above.

2007 closed with a net profit of 5.8 million euro for the period from 1 January to November 30, 2007, compared with 1.7 million euro in 2006, as restated on the basis of the accounting policies of the parent company A2A S.p.A..

Revenues amount to 296.6 million euro, a decrease of 16.5 million euro compared with 2006, due to a different reference period for the service contract with the Municipality of Milan and other operating income.

EBITDA comes to 55.1 million euro for a 6.2 million euro increase on 2006.

EBIT amounts to 23 million euro; with an increase of 21.13%.

The result for the year has benefited from two unpredictable effects. The first, for around 3 million euro, was brought about by the reform of severance indemnities contained in the 2007 Budget Law. This led to the payment of new accruals to independent pension funds, which entailed a sharp drop in the actuarial value of the severance indemnity provision, which previously took future pay rises into account.
The second effect was the result of calculating the definitive price of the electricity produced and sold by the Silla 2 plant at the CIP 6 tariff in 2006. Even though a positive adjustment to this price was expected, the actual figure came to 4.5 million euro, compared with a budgeted amount of 2.6 million euro.

A significant part of this year's positive result is also due to a structural policy of cost control and reduction with development of the commercial activity, which continues satisfactorily thanks to the dedication of the entire structure. This dedication also made it possible not to change radically the amount of fees requested from the Municipality of Milan for providing the Company's institutional services in 2007 compared with the previous year.

Maintenance work was carried out on the Silla 2 plant during the second half of 2007 and the first two months of 2008 to introduce the "DeNOx" system, which is designed to lower emissions of nitric oxide and hydrochloric acid. These works were completed ahead of schedule and the initial results are satisfactory in operating terms and in terms of the system's effectiveness.

With City Hall's agreement, a new campaign was launched during the second half of the year to promote free cleaning of graffiti on the walls of private buildings, as we did last year.

From May 1, 2007, Amsadue looks after cleaning the parks, gardens and green areas of the City of Milan, as well as coordinating maintenance of the greenery and other features of Milan's parks carried out by private firms appointed by the Municipality of Milan.

During the course of the year, the ground hygiene service was reorganised with a view to significantly improving the cleanliness of the city by carrying out more frequent street sweeping and extending the global sweeping service to replace the "protected itinerary" approach to street cleaning.

Capital expenditure during the period amounted to 23.7 million euro, the main items being the "DeNOx" system at the Silla 2 plant (5.4 million euro) and new vehicles (9 million euro).

The average equivalent number of employees was 2,861 compared with 2,886 the previous year.

The Silla 2 plant incinerated 412,000 tonnes of waste in the first eleven months of the year, producing around 345,000 MWh of electricity and generating 48,000 thermal MWh of heat for sale.

1. Operations

We collected 686,913 tonnes of refuse in Milan, an increase of 1% on 2006.

This resulted in a 6.5% increase in differentiated waste collection, which has now reached a level of 41.8%, calculated in accordance with article 205.2 of Decree 152/06 and the method approved by the Lombardy Region.

The total tonnage handled by the Company came to 818,670, an increase of 3.9% on 2006.

Milan's new refuse collection system has been up and running since March 2006. The productivity of the system was higher than the objectives set in the Service Contract for 2007. Efforts were made during the year to optimise itineraries and to balance the itineraries of mono-operators.

We continued to survey condominiums that do not have their own containers for the differentiated collection of paper and glass, analysing the sort of containers provided and identifying any problems of architectural barriers. The objective of this activity is also to encourage condominiums to provide their own containers, where possible, in order to reduce the number of kerbside bins, which are often used for unauthorised dumping; the number of bins was reduced during the second half from 42 (21 for paper and 21 for glass), in addition to the 168 (84 paper, 84 glass) already removed during the first half of the year. A total of 466 kerbside bins were still in operation in various parts of the city at December 31, (232 paper, 234 glass).

January 2007 saw the end of "dressing up" the rubbish collection bins for paper and glass throughout the city with adhesive film; the same had already been done for the collection and sweeping vehicles.

Maintenance of the 100 litre bins also continued in 2007; 3,500 bins went through complete regeneration, including the application of protective adhesive film showing the various seasons, with 1,250 ashtrays being added. During the second half of 2007 around 2,000 "dressed" bins were placed and the special grey bins used in the city centre were rationalised.

Guidelines were laid down for the design of a new ground hygiene system that reflects various changes in the territory, the way different districts are used and the social composition of those who live or work there; this plan will be adopted throughout the city, starting in June 2008. The city is in constant evolution and this is forcing us to develop a new cleaning system that envisages flexible service models alongside the standard ones, which are tried and tested and, in any case, effective.

In addition to these elements, planning these services will also take account of the standard indicators that have become consolidated in recent years, such as customer satisfaction, complaints and quality control, as well as the indications coming from City Hall in the new Service Contract 2008-2010.

The main fields of intervention will be:

- more cleaning at week-ends with the hiring of part-time personnel;
- extension of the Global Sweeping approach up to 1,200 km;
- increase in Sensitive Areas;
- reorganisation of the emptying of rubbish bins;
- reorganisation of the Production functions.

A plan was tested during the week-ends in December for extra cleaning of high density shopping streets, with results that were much appreciated by shopkeepers and public alike. Given the excellent results, this service has been extended for the whole of 2008, without generating any increase in the cost of the Service Contract 2008-2010, thanks to reorganisation of the Ground Hygiene Plan.

Extra cleaning was also carried out in the Central Station area, especially in the side-streets nearby, based on the model adopted and tested during the visit of the BIE inspectors in October 2007.

Global Sweeping, which thanks to a specific patent taken out by AMSA is carried out in such a way that cars parked along the route can stay where they are while road sweeping is been performed, turned out to be more flexible than the traditional approach to sweeping foreseen in the previous Ground Hygiene Plan.

The initiative to finish cleaning 39 open markets an hour earlier is being continued; differentiated refuse collection of organic waste, wooden crates and cardboard is now carried out on an ongoing basis at the Fauchè and De Predis street markets. In Via Papiniano - Piazza Sant'Agostino a test was carried out to take away rubbish from five different collection points while the market was still in progress; the initial test was completed on September 30, and continued with a lower number of intermediate pick-ups until

December 31. We are now awaiting further instructions from the Municipality of Milan before continuing testing.

During the year, the operating standards laid down in the Service Contract 2007 were respected for all of the services provided; all the proper controls were carried out and no fines were inflicted. In particular, AMSA maintained the commitments it took on with the plans to reinforce cleaning services decided in 2006 and incorporated into the 2007 Contract for the following services:

- the cleaning of green area and flowerbeds in the Municipality of Milan, starting from May 2007;
- management and maintenance of the Automated Toilets in the Municipality of Milan, starting in August 2007;
- placing barriers and mobile signposts in the Municipality of Milan, starting in June 2007;
- additional sweeping and washing of the area in front of the Central Station and side-roads nearby.

In 2007, 97 new refuse collection and ground hygiene trucks were brought into service, along with 157 vehicles for other uses. 117 vehicles were discarded as they were obsolete and another 89 were disposed of as their rental contract expired. Note that when choosing new vehicles we always devote a great deal of attention to the reduction of environmental pollution, in terms of both noise and emissions.

A customer satisfaction survey was carried out to assess how the public perceived the quality of our service. The results were substantially in line with those of the previous year.

The annual supervisory visit by the Certification Entity took place in April 2007, confirming the validity of the Environmental Management System according to the UNI EN ISO 14001:2004 standard for all sites and services of Amsa S.p.A.. In May 2007 Amsa S.p.A. achieved Quality Certification according to the requirements of the ISO 9001:2000 standard. Moreover, on June 27, 2007, Amsa S.p.A. was registered according to the EMAS (Eco-Management and Audit Scheme) scheme, for the Silla 2 waste incineration plant, in the "Disposal of solid waste, discharge waters and similar" and "Production and distribution of electricity, gas and heat" sectors.

As regards the subsidiary Amsadue S.r.l., following the annual supervisory visit in November, the Certification Entity confirmed the validity of the Integrated Quality and Environmental Management System according to the ISO 9001:2000 and ISO 14001:2004 standards.

The Quality Control methodology used for the operating services provided is based on a quantification of the rubbish collected after the teams have passed. This has become general

practice and is also used for the controls carried out together with the Municipality of Milan. Visual controls continued during the second half of 2007 at the sites used for transshipment of the differentiated fractions of plastic and organic waste; the paper fraction was also included in the controls from October onwards.

The corporate system dedicated to the processing, valorisation and disposal of waste achieved production yields in line with or higher than the operating programmes for the period.
At November 30, 2007, the Silla 2 plant incinerated 412,000 tonnes of waste, producing around 345,000 MWh of electricity and generating 48,000 thermal MWh of heat for sale.

The plant was one of those authorised to emit greenhouse gases, being listed at no. 144 in Decree DEC/RAS/2179/2004 and is included in the integration of the Assignment Plan for Italy in the EU's Emission Trading Directive February 24, 2006 saw publication of the Environmental Ministry's decree which contains the amount of the quotas assigned to this plant for the three years from 2005 to 2007, namely 44,509 tonnes per year.

The "Maserati Light" selection plant processed around 100,000 tonnes during the year.

The glass selection plant at Muggiano processed around 62,000 tonnes of glass and aluminium.

The power and heat cogeneration plant at Gerenzano produced 11,561 MWh of electricity, 8.8% more than programmed and expected.

At the Muggiano site, following the disposal of the composting plant, steps were taken to prepare spaces and equipment for the parks and gardens service and to increase the processing of bulky refuse.

As part of the demolition of the abandoned waste incineration plant in Via Zama and reclamation of the area, tests and analyses were carried out on the land. These gave positive results and the risk analysis was subsequently communicated formally to the various entities involved. A service conference was held on July 16, to evaluate the risk analysis, after which further testing of the water-bearing stratum was requested with a positive outcome.

The contract was awarded for the demolition of the abandoned Silla 1 refuse incineration plant, cleaning and restoration of the area, environmental reclamation and construction of a natural gas refuelling plant. The works were delivered on June 5.

In the Primaticcio department, the works to rearrange the new areas and buildings sold by the Municipality of Milan have been completed; as a consequence, the vehicles and activities that

caused particular disturbance to the residents in the surrounding areas have now been relocated to these new deposits.

In the Olgettina department, on-site activities have begun for the reclamation of the strip of land that interests the Fondazione San Raffaele. As regards the other areas to be reclaimed, the risk analysis will be carried out now that the go-ahead has been received from the entities concerned to proceed according to Decree 152/06.

The works required to complete the waterproofing of the Gerenzano dump called Buca C were delayed yet again because of an intervention by ENEL to lay a new cable duct, which crosses the road that needs to be asphalted. These works began on May 31 and were completed on June 25. The waterproofing firm recommenced work on July 2 and ended on October 30.

The works foreseen in the agreement with the Municipality of Gerenzano, which defines all of the obligations between the company and the town hall are continuing according to plan.

During the second half of 2007, the Personnel and Organisation function helped develop all of the activities involved in integrating AMSA as part of the A2A Group from an organisational, regulatory, administrative and industrial relations point of view. 2007 also saw the completion of the first phase of the project to classify the various work positions, the first step in an integrated system of development that will be applied.

Training expenditure in 2007 came to 0.3 million euro. Courses involved 1,465 participants for a total of 8,680 hours.

The activity of the Sales and Marketing department boosted the revenues of Amsa and its subsidiary Amsadue even more during 2007, thanks to new commercial agreements with third-party municipalities and private operators. Agreement was also reached with the Municipality of Milan for the activation of the barrier laying service from June 1, 2007 and the automated toilet management and cleaning service from August 1, 2008. The second phase of the "I lav Milan" initiative commenced during the second half, making it possible to clean the graffiti on more than 7,300 buildings.

The service contracts between Amsadue S.r.l. and the Municipalities of Pero and Novate Milanese were renewed for another five years.

Amsa performed for the Municipality of Milan services regarding the various phases of reclamation of a number of contaminated sites, such as preparing technical reports, analyses, core boring and disposal. Milan City Hall also commissioned Amsa to remove asbestos from some large buildings that it owns.

In the IT field, various projects and interventions were carried out to comply with the commitment taken during the planning phase to consolidate the Company's technology infrastructure on an ongoing basis, so as to reinforce its applications and continue with the processes initiated in 2006 to optimise management of the development and production environments, as well as the through-put of releases of the main software applications, while maintaining suitable performances and taking into consideration a higher number of users.

We also carried out the activities involved in the change of corporate structure and integration with the new A2A Group, adopting the rules that a stock market listing entails and implementing application changes for the management of Amsa S.r.l., Amsa Holding S.p.A., fixed asset management and maintenance for changes in operations software, so as to guarantee compliance with all statutory and fiscal requirements.

2. Capital expenditure

During the year capital expenditure on fixed assets amounted to 23.7 million euro.

The most significant amounts relate to:

- 9.0 million euro for renovating and strengthening the motor vehicle pool;
- 5.4 million for the "DeNOx" fume purification system for the Silla 2 plant;
- 2.6 million for building and installation works in the departments;
- 2.1 million for various types of plant, including 1.1 million for a plant for processing road sweeping dust and 0.6 million for a new plant to process bulky refuse at Muggiano;
- 1.2 million for the Silla 2 plant;
- 1.4 million for the IT system;
- 0.9 for various containers and equipment.

3. Costs and revenues

The main changes in the income statement compared with 2006 are explained below. In 2007 the Company's activities were carried on for the period January-November.

Municipal fees for institutional services (-8.8 million euro)

The change in this caption is due to:

- appointment by the Municipality of Milan to clean the city's parks, gardens and green areas (+5.8 million euro) with a three-year contract that began in May 2007;
- a decrease due to comparing two different periods, -15.1 million euro;
- an increase (+0.5 million euro) due to lower equalisations in favour of the Municipality of Milan in application of the service contract.

Commercial services rendered to the Municipality (-4.7 million euro)

This decrease was brought about by the lack of the charge made by the Municipality of Milan for snow clearing in 2006 (-8.0 million euro), partially offset by an increase (+3.8 million euro) in the contributions received for the extraordinary campaign to remove the graffiti from Milan's buildings. The remainder (-0.5 million euro) is due to comparing two different periods.

Sale of electricity and heat (-5,8 million euro)

Lower revenues, for two different periods, were in the sale of electricity, -5.6 million euro, and the sale of heat for district heating,-0.2 million euro.

Other commercial revenues (+2.8 million euro)

Higher revenues were earned for the quantities of solid urban waste disposed of for third parties (+2.4 million euro), as well as the sludge produced by the Nosedo purification plant (+0.1 million euro). Revenues from the sale of materials from differentiated rubbish collection decreased by around -0.1 million euro.
Sundry sales went up (+0.5 million euro). Revenues from subsidiaries also increased (+0.4 million euro) due to the sale of consumable materials.

Other revenues and income (-2.5 million euro)

The main change is due to lower out-of-period income of 2.4 million euro related to final determination of the CIP 6/92 electricity sale price.

There are changes between the two periods in reimbursements for insurance claims (+0.1 million euro), intercompany secondment of personnel (-0.1 million euro), grants for the purchase of low environmental impact vehicles (-0.1 million euro), sale of green certificates (-0.2 million euro), gains realised on the sale of fixed assets and reimbursements received (-0.3 million euro).
Fines to suppliers increased (+0.5 million euro).

Raw, ancillary and consumable materials (-0.7 million euro)

Inventories of materials increased (+2 million euro); costs for the consumption of salt and melting agents decreased (-0.7 million euro) as there was no repeat of the 2006 snowfall. Fuel purchases decreased (-0.4 million euro) because of the difference between the two periods being compared. Spare parts for plant decreased (-1.7 million euro). Spare parts for vehicles, on the other hand, increased (+0.1 million euro).

Transport and disposal expenses (-0.3 million euro)

Against lower quantities of solid urban waste (SUW) disposed of due to the shorter period in 2007 (around -42,500 tonnes) global costs remained substantially stable due to lower quantities incinerated (-29,000 tonnes) at the Silla 2 plant.
Costs for the disposal of the dust and sludge produced by street sweeping decreased as the quantities were lower.
There have been increases in costs for the third-party treatment of the sludge coming from the Nosedo purification plant due to an increase in prices compared with 2006, and despite the decrease in disposal of incineration residues (-7,200 tonnes).

Other third-party services (-4.5 million euro)

The interventions carried out by the snow clearing service in 2006 led to a lower charge (-9.3 million euro) in the comparison between the two years.
There has been an increase in service agreements (+7.0 million euro), principally for the graffiti cleaning campaign, which was delegated to Amsadue (+2.5 million euro), and for the new service cleaning parks, gardens and green areas, which began in May (+5.8 million euro); also worth mentioning is the increase in the weeding service (+0.2 million euro) and in the rapid intervention service (+0.4 million euro) that began in the second half of 2006.

Lower costs overall (-1.8 million euro) because of the comparison between two different periods.
Lower advertising, promotion and communication costs (-1.0 million euro).
Lower costs for insurance (-0.4 million euro), energy (-0.6 million euro), canteen and luncheon vouchers (-0.2 million euro) because of the comparison between two different periods.
Lower post office costs (-0.2 million euro) as Amsa no longer had to send out fines, a service that it was responsible for up until 2006.

Maintenance and repairs (-1.5 million euro)

Lower costs (-0.7 million euro) for external maintenance of the Silla 2 waste incineration plant, as with the other plants (-0.2 million euro).
Lower costs (-0.4 million euro) also for maintenance of buildings and equipment, largely because of the extraordinary costs incurred in 2006 (-0.2 million euro) and not repeated in 2007.
Lower costs (-0.2 million euro) for the heat contract.

Use of third-party assets (-0.1 million euro)

Rental and lease expenses are in line with 2006. The slight difference (-0.1 million euro) is because of the comparison between two different periods.

Other operating expenses (+0.7 million euro)

These are up because of the recalculation of the areas and buildings that are taxable for ICI purposes, together with higher losses on the disposal of fixed assets.

Labour costs (-18.8 million euro)

Total labour cost in 2007 amounted to 122.6 million euro.

The average equivalent number of employees was 2,861 compared with 2,886 in 2006, a decrease of 25 with an impact of around 1 million euro.
The positive curtailment effect for around 3 million euro has been deducted from the cost of severance indemnities.

Redundancy incentives in 2007 were 1.6 million euro lower than in 2006.
The difference of 13 million euro is due to the comparison between two different periods.

Depreciation and amortisation, provisions and writedowns (+2.1 million euro)

The increase is due to provisions for risks and charges which by their nature are not comparable between different years.
The provisions for risks set aside during the year amount to a total of 2.4 million euro, consisting principally of an additional provision of 1.8 million euro for a reassessment of the risk of losing the appeal against a tax assessment issued by the Fiscal Police in March 2006 and the risk of losing certain employment-related lawsuits for the remaining portion.
The provisions for charges of 3.9 million euro mainly consist of amounts regarding labour costs for the estimate of the probable liability relating to the one-off payment due under the new labour contract, for a total of 1.8 million euro, and the provision for the commitments taken to cancel graffiti from private buildings for a total of 1.7 million euro.
The amounts of depreciation and amortisation are similar between the two periods, despite the fact that 2007 is shorter, because of the change in estimate of the useful life of the Silla 2 plant and application of the component approach to certain parts of it, with a negative impact put at around 1.6 million euro.

Financial income and charges (+2.0 million euro)

The positive trend in this item is due to booking 1.2 million euro more actuarial gains to the income statement than in 2006, together with a lower impact of financial charges on the Silla 2 mortgage in accordance with the repayment plan.

Income taxes (+2.0 million euro)

This item is directly affected by the increase in taxable income for IRES purposes (+2.7 million euro of higher tax) and the decrease in taxable income for IRAP purposes (-0.2 million euro of lower tax).

4. Treasury shares

The company does not own treasury shares.

5. Research and development

The company does not have an R&D department.

6. Financial risks

As a result of the transfer to Amsa S.r.l. (now AMSA S.p.A.), at December 31, 2007 the Company is no longer exposed to specific financial risks.

With reference to the information provided in note 8 of the notes regarding the parent company's purchase of a derivative (IRS) to hedge the interest rate risk on its floating-rate mortgage (6-month Euribor/360 days) stipulated with MCC S.p.A. for the loan financing the Silla 2 waste incineration plant, both transferred to Amsa S.r.l. (now AMSA S.p.A.), we would like to point out that there are no other significant risks linked to interest rate trends nor other kinds of financial risks related to the loans and investments currently outstanding.

7. Other information

Organisational model as per Legislative Decree 231

One of our main commitments has been to define a suitable structure to match the responsibilities that the Company has to bear in providing a number of important community services.

With the help of the Internal Audit function, we revised and updated the organisational model based on Legislative Decree 231 with a view to preventing certain kinds of crimes, a supervisory body has been appointed and training sessions have been held for employees.

Related party transactions

Transactions by AMSA S.p.A. with related parties as defined by IAS 24 mainly concern the provision of services with the parent entity, the Municipality of Milan, and with the companies that it controls, directly or indirectly. All such transactions form part of normal operations and are settled at market conditions.

Declaration in accordance with Legislative Decree 196/2003

The Chairman, as the person in charge of handling personal data, hereby declares that AMSA S.p.A. has prepares a Security Planning Document pursuant to Legislative Decree 196/2003.

Safety and Hygiene in the workplace

In accordance with the provisions of Legislative Decree 626/94, the Company has introduced the role of the Person in charge of Personnel Prevention and Protection, which ensures implementation of all current requirements, in particular accident prevention and related training.
The Risk Assessment Document has been prepared as required by law.

8. Subsequent events

At January 1, 2008 Amsa Holding S.p.A. was merged with AEM S.p.A., which has now changed its name to A2A S.p.A..

0.2
Financial statements

Balance sheet

Assets

In euro	Notes	2007	2006 *Restated (*)*
NON-CURRENT ASSETS			
I. Property, plant and equipment	4	-	264,187,517
II. Investment property		-	-
III. Non-current intangible assets	5	-	4,304,614
IV. Investments	6	76,945,021	217,500
V. Other non-current financial assets	7	-	7,894,285
VI. Non-current derivatives	8	-	179,319
VII. Deferred tax assets	9	14,801	18,570,316
VIII. Other non-current assets		-	-
Total non-current assets		**76,959,822**	**295,353,551**
CURRENT ASSETS			
I. Inventories	10	-	5,500,918
II. Trade receivables	11	-	133,359,813
III. Other current assets	12	308,393	7,435,672
IV. Current financial assets	13	-	3,813,188
V. Current derivatives		-	-
VI. Current tax assets		-	-
VII. Cash and cash equivalents	14	238,023	941,501
VIII. Assets held for sale		-	-
Total Current assets		**546,416**	**151,051,092**
NON-CURRENT ASSETS HELD FOR SALE		**-**	**-**
TOTAL ASSETS		77,506,238	**446,404,643**

(*) See note 1b).

Equity and liabilities

In euro	Notes	2007	2006 *Restated (*)*
EQUITY			
I. Share capital	15	52,168,630	96,430,000
II. (Treasury shares)	15	–	–
III. Reserves	15	17,023,800	16,669,873
IV. Net profit (loss) for the year	15	5,815,677	1,705,486
Total equity		**75,008,107**	**114,805,359**
NON-CURRENT LIABILITIES			
I. Financial liabilities - non-current portion	16	–	68,845,473
II. Non-current derivatives		–	–
III. Deferred tax liabilities	17	–	11,158,291
IV. Employee benefits	18	–	73,605,856
V. Provisions for risks and charges	19	–	26,137,883
VI. Liabilities for refuse dumps	20	-	10,543,467
VII. Other non-current liabilities	21	–	182,713
Total non-current liabilities		–	**190,473,683**
CURRENT LIABILITIES			
I. Trade payables	22	212,340	84,507,526
II. Other current liabilities	23	237,406	41,049,944
III. Financial liabilities - current portion	16	–	13,724,655
IV. Current derivatives		–	-
V. Tax liabilities	24	2,048,385	1,843,476
Total current liabilities		**2,498,131**	**141,125,601**
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		**–**	**-**
TOTAL LIABILITIES AND EQUITY		**77,506,238**	**446,404,643**

(*) See note 1b).

Income statement

In euro	Notes	2007	2006 *Restated (*)*
REVENUES			
I. Revenues from sales and services	26	296,630,703	313,143,778
II. Other operating income	27	8,459,783	11,031,543
Total revenues		**305,090,486**	**324,175,321**
OPERATING COSTS			
I. Raw, consumable materials and finished products	28	14,742,269	15,458,001
II. Other operating costs	29	112,709,786	118,397,845
Total operating costs		**127,452,055**	**133,855,846**
Labour costs	30	**122,558,642**	**141,392,918**
Gross profit from operations		55,079,790	**48,926,557**
Depreciation, amortisation, provisions and writedowns	31	**32,037,671**	**29,903,386**
Net profit from operations		**23,042,119**	**19,023,171**
Financial income and charges			
I. Financial income	32	3,386,070	2,497,536
II. Financial charges	33	6,986,993	8,163,416
III. Gains and losses on valuation of investments at equity		–	–
Total financial costs		**(3,600,923)**	**(5,665,880)**
PROFIT BEFORE TAX		**19,441,196**	**13,357,291**
Income tax expense	34	**13,625,519**	**11,651,805**
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS		**5,815,677**	**1,705,486**
Net result from non-current assets sold or held for sale		–	–
NET PROFIT (LOSS)		**5,815,677**	**1,705,486**

In euro	Notes	2007	2006 *Restated (*)*
Earnings per share (in euro):			
I. Basic earnings per share		0.60	0.18
II. Basic, from continuing operations		0.60	0.18
III. Diluted earnings per share		0.60	0.18
IV. Diluted, from continuing operations		0.60	0.18

(*) See note 1b).

Cash flow statement

Thousands of euro	Notes	2007	2006 *Restated (*)*
OPENING CASH AND CASH EQUIVALENTS		**942**	**30,643**
Operating activities			
Net profit for the year	15		1,704
Non-monetary flows			
Amortisation of intangible assets	31	1,500	1,737
Depreciation of property, plant and equipment	31	23,306	23,117
Change in employee benefits	18	(7,950)	(1)
Change in other provisions	19, 20	925	(4,729)
Deferred tax assets	9	(951)	262
Deferred tax liabilities	17	972	352
Changes in working capital			
Change in trade receivables	11	(8,545)	(42,031)
Receivables for income taxes		-	387
Other current assets	12	4,308	(2,058)
Change in inventories of materials	10	97	(1,949)
Change in trade payables	22	4,751	13,761
Income tax expense	24	205	1,843
Other current liabilities	23	321	7,086
Other non-current liabilities	21	406	(1)
Future net cash flows from operating activities		**25,159**	**(520)**
Investment activities			
Capital expenditure in property, plant and equipment	4	(21,382)	(11,938)
Sale of investment property		-	-
Capital expenditure in intangible assets	5	(820)	(1,373)
Property, plant and equipment sold	4	586	288
Change in investments	6	(15,558)	-
Intangible assets sold		-	-
Purchase of treasury shares		-	-
Sale of treasury shares		-	-
Future net cash flows absorbed by investment activities		**(37,174)**	**(13,023)**
Free cash flow		**(12,016)**	**(13,543)**

Thousands of euro	Notes	2007	2006 *Restated (*)*
Financing activities			
Due to banks		-	-
Financial liabilities	16	15,230	(13,004)
Assets for financial derivatives	8	(169)	(179)
Financial receivables (other non-current assets and current financial assets)	7, 13	(2,858)	(590)
Changes in shareholders' equity	15	113	121
Dividends paid	15	(1,004)	(2,506)
Future net cash flows absorbed by financing activities		**11,312**	**(16,158)**
CHANGE IN LIQUID FUNDS		**(704)**	**(29,701)**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		**238**	**942**

(*) See note 1b).

Statement of recognised income and expense

Thousands of euro	Notes	12 31 2007	12 31 2006 Restated (*)
Change in fair value of derivatives	15	113	120
Income and expense recognised directly in equity	15	113	**120**
Net profit for the period	15	5,815	**1,705**
Total income and expense for the period recognised in the financial statements	15	5,928	**1,825**

(*) See note 1b).

0.3
Notes

Basis of preparation

Contents of the financial statements, compliance and presentation currency

The separate financial statements for the year ended December 31, 2007 of AMSA Holding S.p.A. (formerly AMSA - Azienda Milanese Servizi Ambientali S.p.A., hereafter the "company"), have been prepared in accordance with the international financial reporting standards (IAS/IFRS) issued by the IASB, as approved by the European Union. The expression IAS/IFRS means IFRS (International Financial Reporting Standards) and IAS (International Accounting Standards), as integrated by the interpretations issued by the IFRIC (SIC/IFRIC).

The financial statements agree with the balances on the books of account, which have been kept regularly, and are for the period January 1, 2007-December 31, 2007.

These financial statements comprise:

- Balance sheet (in euro);
- Income statement (in euro);
- Statement of recognised income and expense (in thousands of euro);
- Cash flow statement (in thousands of euro);
- Notes (in thousands of euro, except where otherwise indicated).

Following the merger of Amsa Holding S.p.A. with A2A S.p.A. (formerly AEM S.p.A.) with effect from January 1, 2008, the draft financial statements were approved by the Management Board of the merging company A2A S.p.A. on March 27, 2008. The final version of the financial statements will be published once they have been approved by the boards of A2A S.p.A. as required by law and the articles of association.

Format of the financial statements and basis of preparation

The company presents its income statement according to the nature of the items, as this is considered more representative than other permitted forms.
The balance sheet distinguishes between current and non-current assets and liabilities.

The cash flow statement has been prepared according to the indirect method.
As regards equity, the company has prepared a statement of recognised income and expense, whereas at 31 December 2006 it presented a statement of changes in equity. This change has been introduced to improve the presentation of the gains and losses deriving from the fair value measurement of derivatives that are recognised directly in equity.

These financial statements have been prepared on a historical cost basis, except for the assets described in the section entitled "Accounting policies".

These financial statements at December 31, 2007 use the same formats, methods of presentation and classification of the A2A Group, the new group to which it now belongs. The company has therefore restated and reclassified the comparative figures for the previous year (January 1-December 31, 2006) on the same basis. As regards the balance sheet, the principal changes involve separate disclosure of liabilities for refuse dumps, previously included in provisions, and the classification of current provisions which are now show in other current liabilities. As regards the income statement, the principal changes relate to the disclosure of gross profit from operations (EBITDA) and the reclassification of provisions for waste backlog disposal costs from provisions to other operating costs.

The accounting policies explained below have been applied consistently in all of the periods included in these financial statements. In this connection, it is worth mentioning that in the financial statements at December 31, 2007 the Company changed its policy for the presentation of capital grants and for the way it books actuarial gains and losses on employee benefits, again to bring it into line with the accounting policies of the A2A Group. The company now shows capital grants as an adjustment to the book value of the assets concerned, rather than as deferred income. Actuarial gains and losses on employee benefits are now booked to the income statement (under financial income/charges) rather than to equity. The effects of applying these new accounting policies retroactively are explained in the notes on the items concerned, as well as in the statement of changes in equity.

For further details, please see the reconciliation between the 2006 figures published previously and those restated in these financial statements for comparative purposes (note 39).

Use of estimates

Preparing financial statements and notes in compliance with IFRS involves making estimates and assumptions, especially to determine the value of assets and liabilities in the event that these cannot be easily deduced from other sources. Estimates are used for items such as depreciation and amortisation, asset writedowns, employee benefits, taxes and provisions for risks and charges.
Estimates and related assumptions are based on prior experience and other factors that are considered reasonable; they are periodically reviewed and if this leads to changes, the effects are immediately recognised to the income statement. Given that they are estimates, the actual results may differ from those reported here.

Except for the matters discussed below, when preparing these financial statements the important evaluations made by management in applying company accounting policies and the principal sources of uncertainty in estimates are the same as those applied when preparing the financial statements at December 31, 2006.

Management revised the following estimates during the year:

- the useful life of the Silla 2 waste incineration plant and related buildings and machinery, which also meant recalculating the costs involved in dismantling them;
- the actuarial assumptions underlying the valuation of employee benefits;
- the assumptions underlying the estimate of the risk provisions relating in particular to tax litigation and employment disputes.

Accounting policies

The accounting policies adopted for the more important items in the financial statements are as follows:

Property, plant and equipment

Assets belonging to the category of property, plant and equipment (land and buildings, plant and machinery, industrial and commercial equipment, other assets and construction in progress) are shown at historical cost, net of accumulated depreciation and any impairment losses. Cost includes:

- the purchase price of the asset, including any import duty and purchase taxes that cannot be recovered, after deducting any commercial discounts and allowances;
- any costs directly attributable to the asset to bring it to the place and condition necessary for it to function in the way intended by management;
- an initial estimate of the costs involved in dismantling and removing the asset and making the area safe.

If an asset included in property, plant and equipment is made up of various elements with different useful lives, these elements are accounted for separately (under the so-called "Component Approach").
Considering the probability that the future benefits deriving from the cost incurred to replace an element of property, plant and equipment will go to the Company and the cost of the element can be determined with a certain reliability, the cost is capitalised as an increase in the value of the element to which it relates. All other costs are booked to the income statement in the period when they are incurred.
Depreciation is charged to the income statement on a straight-line basis over the useful life of each component of property, plant and equipment. Land is not depreciated. Depreciation methods, useful lives and residual values are reviewed at least once every twelve months.

Capital grants

If there is reasonable certainty that the grants will be received and that the Company will comply with all of the conditions, government grants are initially recognised as an adjustment to the cost of the asset concerned. Grants are then systematically booked to the income statement as a reduction in the annual depreciation charge over the useful life of the asset.

Intangible assets

Intangible assets bought or produced internally by the Company are shown at cost, net of accumulated amortisation and any impairment losses.

Subsequent expenses on intangible assets that have already been capitalised are only booked as an increase in cost when they can be expected to increase the future economic benefits attributable to the asset concerned. All other subsequent expenses are booked to the income statement in the period when they are incurred.
Amortisation is charged to the income statement on a straight-line basis over the useful life of the intangible assets, except for goodwill and those with an indefinite useful life which are not amortised; instead, the Company periodically tests them for impairment. An impairment test is in any case performed at the end of each accounting period. Intangible assets with a definite useful life are amortised from the moment that they are available for use.

Their useful lives have been estimated as follows:
- Software 5 years.

Investments

Investments in wholly-owned subsidiaries are booked at cost. In the case of new companies, the cost corresponds to the capital transferred less any impairment losses.

Trade and other receivables

Trade and other receivables are accounted for at amortised cost, net of any impairment losses.

Inventories

Inventories are shown at the lower of purchase cost and net realisable value, which reflects their replacement cost based on market trends.
The cost of inventories, calculated according to the weighted average cost method, includes the purchase cost and any other costs incurred to bring them to their current place and condition.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and current account balances.

Asset writedowns

At each balance sheet date, the Company submits all of its assets to an impairment test, with the exception of inventories, deferred tax assets, non-current assets held for sale and financial assets accounted for under IAS 39, in order to ascertain if there have been any losses. If such testing reveals that an asset has suffered impairment, i.e. a loss in value, the Company estimates its recoverable value.
If the value of an asset or of a cash generating unit exceeds its recoverable value, the Company recognises the loss through the income statement.

Impairment losses

Losses in the value of cash generating units (CGUs) are initially deducted from any goodwill allocated to the CGU (or group of CGUs) and then to any other assets of the CGU (or group of CGUs) in proportion to the book value of each asset making up the CGU (or group of CGUs).

Calculation of recoverable value

The recoverable value of an asset is the higher of its net realisable value (fair value) and its value in use. To determine value in use, the estimated future cash flows are discounted to their present value by using a pre-tax discount rate that reflects current market assessments of the

time value of money and the risks specific to the asset. If the asset does not generate inward cash flows that are prevalently independent, the recoverable value is related to the CGU to which it belongs.

Writebacks

With the exception of goodwill, a loss in the value of an asset is written back when it is obvious that there is no longer any loss in value or when there has been a change in the assumptions used to estimate the recoverable value.
The book value after reinstating the loss in value must not exceed what the book value would have been (net of depreciation or amortisation) if the loss had never been booked.

Financial assets

Financial assets held to maturity are recognised at amortised cost, applying the effective interest rate method, net of any impairment losses.

Assets held for sale are shown at fair value. Gains or losses that arise on measurement of fair value at the balance sheet date are booked to an equity reserve and subsequently transferred to the income statement at the time that the gain or loss is realised.

Financial instruments

Derivatives are classified as hedges if they are stipulated in accordance with the Company's interest rate risk management policies and comply with the requirements of the accounting standard on hedge accounting.
Hedging derivatives stipulated by the Company that are considered cash flow hedges are accounted for as follows: the effective portion of any changes in fair value are recognised as a financial asset or liability with the contra-entry going to a specific equity reserve, whereas any ineffective portion is booked directly to the income statement when realised.

Financial liabilities

Financial liabilities are recognised at amortised cost, adjusted for any costs directly linked to the acquisition, recognising any differences between the cost and redemption value in the income statement over the duration of the liabilities, according to the effective interest rate method.

Employee benefits

Following the changes made to the rules governing severance indemnities by Law 296 of December 27, 2006 and subsequent decrees and regulations (the so-called "Pension Reform") issued during the first few months of 2007, the Company adopted the following accounting treatment:

- the severance indemnities accrued up to December 31, 2006 as well as the so-called "loyalty bonus" are considered defined-benefit plans under IAS 19. The Company's net obligation deriving from defined-benefit plans is calculated separately for each plan, estimating the amount of the future benefit that employees have accrued in exchange for the services they have rendered during the current and prior years; this benefit is then discounted to calculate its present value. The discount rate used is the yield at the balance sheet date on primary bonds with maturities similar to the due dates of the Company's obligations. This calculation is carried out by an independent actuary using the projected unit credit method. Given the changes introduced by the reform, the element linked to expected future pay rises has been excluded from the actuarial calculation of severance indemnities from January 1, 2007. Any actuarial gains and losses that arise on assessing the Company's obligation are booked directly to the income statement under "financial income and charges";
- the severance indemnities accruing from January 1, 2007 onwards is considered a defined-contribution plan, so the contributions accrued during the period are all recognised as a cost and shown as a payable under "other current liabilities", after deducting any contributions already paid over.

The difference that arose on recalculating the amount of severance indemnities accrued up to December 31, 2006, based on the changes introduced by the Pension Reform, was all booked to the income statement as part of "labour cost: severance indemnities".

Provisions for risks and charges

The Company sets up a balance sheet provision when:

- it has taken on an obligation (legal or implicit) as the result of a past event;
- it is probable that an outlay of resources will be necessary to produce the economic benefits needed to meet the obligation and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is significant, the amount of the provision is represented by the present value of the estimated future cash flows discounted at a pre-tax interest rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Reorganisations

The Company sets up a provision for reorganisations when it has developed a detailed formal reorganisation plan and this has been commenced or announced publicly.

Site reclamation

If land is contaminated, a reclamation provision is set up, based on the best estimate of the cost involved.

Revenues

Revenues from the sale of goods are recognised in the income statement when all of the significant risks and benefits of ownership of the goods have been transferred to the buyer. Revenues for services rendered are recognised in the income statement according to their stage of completion at the balance sheet date. The stage of completion is assessed on the basis of measurements of the work performed. Revenues are not recognised when there is uncertainty about the recoverability of the amount concerned, or about the related costs or the possible restitution of the goods, or if management continues to exercise the usual ongoing use of the asset that is normally associated with ownership.

If there is reasonable certainty that they will be received, government operating grants are booked to the income statement under 'other operating income' so as to match them with the operating costs that the grants are meant to offset.

Financial income and charges

Net financial charges include loan interest calculated at the effective interest rate.
Interest income is booked to the income statement on an accrual basis using the effective interest rate method.

Income taxes

The tax charge for the period includes both current and deferred taxation Income taxes are booked to the income statement, except for those on transactions recorded directly in equity, in which case the tax is also booked to equity.
Current taxes are an estimate of the income taxes due based on the taxable income for the period, current tax rates or those substantially in force at the balance sheet date, and any prior year adjustments.
Deferred taxes are provided for according to the liability method, calculating the temporary differences between the book values of assets and liabilities shown in the balance sheet and their equivalent values for tax purposes, except for any temporary differences booked on initial recognition of goodwill, initial recognition of assets or liabilities that do not affect either book profit or taxable income and any differences relating to investments in subsidiaries for which it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets and liabilities are measured at the tax rates that are expected to be applicable during the year when the related asset will be realised or liability extinguished, based on the tax rates established by legislation currently in force or substantially in force at the balance sheet date.
Deferred tax assets are recognised to the extent that there will probably be sufficient taxable income against which such assets can be offset. The book value of deferred tax assets is reduced to the extent that it is no longer probable that the tax benefit will be realised.
Current and deferred tax assets and liabilities are compensated when the income taxes are applied by the same tax authority and when there is a legal right of compensation.

New accounting standards

The International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) have made changes to the IFRS applicable for the first time from January 1, 2007 or later. These changes, which did not have a significant impact on the Company's financial statements, relate to:

- An amendment to "IAS 1 – Presentation of Financial Statements": Capital Disclosures;
- IFRS 7 – "Financial instruments: Disclosures", applicable to annual financial statements for years beginning on or after January 1, 2007;
- IAS 33 – "Earnings per Share".

Summary information on the spin-off and transfer during the year ended December 31, 2007

During 2007 the Company carried out a reorganisation with a view to merging with AEM S.p.A. as part of a wider project, namely the creation of A2A S.p.A..

The project envisaged:

- a spin-off from the Company with the creation of Milano Immobili e Reti S.r.l. (M.I.R. S.r.l.), a wholly owned subsidiary of Municipality of Milan, to which the "non-duplicatable" assets needed to carry on the refuse management service in the City of Milan were transferred with effect from December 27, 2007;
- the transfer, with effect from December 1, 2007, to the newly incorporated Amsa S.r.l. (now AMSA S.p.A.) of all of the assets and liabilities not involved in the previous spin-off, excluding certain tax debits and credits.

The following is a summary of the assets and liabilities that were transferred at book value (expressed in thousands of euro:

NON-CURRENT ASSETS	Spin-off to MIR S.r.l. 12 27 2007	Business transfer to Amsa S.r.l. 12 01 2007
I. Property, plant and equipment	44,784	216,890
III. Intangible assets	-	3,629
IV. Equity investments	-	218
VI. Non-current derivatives	-	348
VII. Deferred tax assets	23	19,484
Total non-current assets	**44,807**	**240,569**
CURRENT ASSETS		
I. Inventories	-	5,404
II. Trade receivables	-	141,905
III. Other current assets	-	2,819
IV. Current financial assets	-	14,564
VII. Cash and cash equivalents	-	15,548
Total current assets	-	**180,240**
TOTAL ASSETS	**44,807**	**420,809**
EQUITY	**44,722**	**76,935**
NON-CURRENT LIABILITIES		
I. Financial liabilities - non-current portion	58	66,480
III. Deferred tax liabilities	13	12,116
IV. Employee benefits	-	65,656
V. Provisions for risks and charges	-	26,851
VI. Liabilities for refuse dumps	-	10,755
VII. Other non-current liabilities	-	589
Total non-current liabilities	**71**	**182,447**
CURRENT LIABILITIES		
II. Trade payables	-	89,046
III. Other current liabilities	-	41,134
IV. Financial liabilities - current portion	14	31,247
Total current liabilities	**14**	**161,427**
TOTAL EQUITY AND LIABILITIES	**44,807**	**420,809**

These extraordinary operations generated significant effects on the balance sheet and, with particular reference to the transfer of the business, on the income statement and financial position, the impact being shown in the cash flow statement.

Note to the balance sheet items

NON-CURRENT ASSETS

4. Property, plant and equipment

Thousands of euro	Land	Buildings	Plant and machinery	Industrial and commercial equipment	Other assets-motor vehicles	Work in progress	Total
Net book value at December 31, 2006	38,937	53,876	144,163	4,869	21,885	4,338	268,068
Adjustments for reclassification of grants		(1,166)	(2,586)	(9)	(119)	-	(3,881)
Net book value restated at December 31, 2006	38,937	52,709	141,576	4,860	21,766	4,338	264,188
Additions of the period	253	687	1,196	2,078	5,994	12,577	22,785
Adjust. historical cost of prior year inv. grants	-	(139)	(328)	-	-	-	(467)
Transfers of assets entering service	-	264	143	167	292	(870)	(4)
Sales and disposals	-	(118)	(3,494)	(563)	(10,076)		(14,252)
Change in accum. depreciation for disposals		31	207	539	9,698	-	10,475
Change in writedowns for disposals	-	-	3,190	-	-	-	3,190
Adj. of historical cost of dismantling charges	-	-	(935)	-	-	-	(935)
Depreciation for the year	-	(2,543)	(13,045)	(1,490)	(6,227)	-	(23,306)
Business transfer - historical cost	(21,186)	(51,221)	(189,132)	(23,341)	(67,762)	(13,298)	(365,940)
Business transfer - acc. depr.		14,212	69,824	18,699	46,315	-	149,049
MIR spin-off - historical cost	(18,004)	(17,240)	(21,921)	(5,471)	-	(2,747)	(65,383)
MIR spin-off - accumulated amortisation		3,358	12,720	4,521	-	-	20,599
Amount at December 31, 2007							
Historical cost	-	-	-	-	-	-	-
Writedowns	-	-	-	-	-	-	-
Accumulated depreciation at December 31, 2007	-	-	-	-	-	-	-
NET BOOK VALUE AT DECEMBER 31, 2007	-	-	-	-	-	-	-

The reorganisation was completed, including the intercompany transfer at book value of its business activity to Amsa S.r.l. (now AMSA S.p.A.) and the spin-off in favour of M.I.R. S.r.l. of the buildings and equipment both in preparation for the merger with AEM S.p.A..

Note that the transfer of the business took place at closed book values from a statutory point of view and at open book values from a tax point of view, whereas the spin-off took place at open values for both statutory and tax purposes, claiming business continuity under article 176 of the ITCA.

Following the adoption of the accounting policies of the A2A Group, capital grants previously booked as deferred income and subsequently involved in the transfer and spin-off, have been booked as a reduction in the historical cost and accumulated depreciation of the assets concerned; the previous year figures have also been restated as a result.

Land

On December 1, 2007, the areas of the Olgettina department occupied by the Company's Central Office building and the offices used by the subsidiaries, the areas occupied by the Maserati Light plant and part of the Zama department, the Silla 2 waste incineration plant, the areas occupied by the Muggiano department and the areas where the plant for the treatment of the Silla department's street sweeping dust is due to be built, were transferred to Amsa S.r.l. for a net book value of 21,186 thousand euro.

All the remaining areas have subsequently been assigned to MIR S.r.l., owned by the Municipality of Milan, after implementation of the spin-off with effect from December 27, 2007 for a net book value of 18,004 thousand euro.

Buildings

In 2007 the Company made the following investments for a total of 687 thousand euro prior to capital grants received during the year.

Thousands of euro	
Work on buildings to prepare offices for the Parks and Gardens Service - Olgettina	317
Restructuring of the corporate services building - Olgettina	73
2 buildings to be used by security guards - Silla 2	71
Preparation of the new Fidas office - Olgettina	63
Restoration of an office building - Primaticcio	53
Asphalting areas around the Parks & Gardens Service offices - Olgettina	38
Shed for storage of scrap glass - Muggiano	25
Monoblock prefab. for temp. refueling station - Olgettina	2
Various work on buildings	45

The following buildings came into operation:

Thousands of euro	
Restored office building for social services - Olgettina	118
New buildings for use by security guards - Silla 2	88
Nestoration of sheds previously used for composting - Muggiano	58

After an analysis of the economic and technical duration of plants with similar characteristics to the Silla 2 waste incineration plant, it was decided to extend its useful life from 20 to 25 years.
This estimate also has an impact on the depreciation plan of the building element of the plant, which had previously been given the same useful life as that of the plant.

The depreciation of this asset category in 2007 amounted to 2,543 thousand euro, calculated at an ordinary rate of 3% per year, excluding the buildings of the Silla 2 plant and the civil engineering works relating to the Maserati Light SUW selection plant. The latter are depreciated over a useful life of 7 or 15 years, depending on the chance of them being reused once the plant elements have been abandoned.

The intercompany transfer of the business activity to Amsa S.r.l. involved transferring at book value the above buildings used by the Olgettina, Silla 2, Zama and Muggiano departments for an amount of 37,008 thousand euro, whereas the rest of the buildings, including the recycling plants, which form part of the so-called "non-duplicatable" capital endowments were spun off to MIR S.r.l. for 13,882 thousand euro.

Plant and machinery

The Group's own plants were involved in the following transactions:

- intercompany transfer to Amsa S.r.l. at book value of the Silla 2 waste incineration plant, the Maserati Light plant and the glass selection plant for a total of 119,309 thousand euro;
- spin-off in favour of MIR S.r.l. of the SUW transfer plants at Olgettina and in Via Zama and the refueling, washing and greasing plants for a total of 9,201 thousand euro.

In 2007, following a comparative analysis of the economic and technical duration of plants with similar characteristics to those of the Silla 2 waste incineration plant located in Europe, the conclusion was reached that it was reasonable to give the plant an overall useful life of 25 years instead of 20, which was the basis of the depreciation charge calculated up to and including 2006.

This has led to a recalculation of the depreciation plan for all of those components that are no longer expected to be replaced during the new useful life. The capitalised amount of dismantling charges has also be adjusted as this event has now been postponed by five years, reducing the amount concerned by 935 thousand euro.

On the other hand, there are certain particularly important components worth a total of 40,450 thousand euro, now shown separately from the original value of the plant, which are likely to be replaced during the new useful life. As a result, higher depreciation is now being charged on these components compared with what was calculated up to 2006.

The following table analyses the changes in estimate made during the year:

Description - *Years*	**New average useful life**	**Old average useful life**
Plant and machinery		
Main plant	25	20
Three combustion lines	13	20
Steam turbo unit	7	20
Three boilers	13	20
Three fume purification lines	12	20
Automation plant	8	17
Ventilation plant	10	19
Power plant alternator	5	18
Medium and low voltage plant	8	17
Fume treatment control	7	17
Buildings		
Buildings related to the Silla 2 plant	25	20

The effect of the change in the useful life of the Silla 2 plant and application of the "component approach" to it resulted in higher depreciation on property and plant in 2007 of 1,600 thousand euro.

Depreciation for the rest of the plants was calculated on the basis of a useful life of seven years for the Maserati Light plant and at a rate of 10% for the others.

Capital expenditure in 2007 amounted to 1,196 thousand euro prior to capital grants received during the year, made up as follows:

Thousands of euro	
Extraordinary maintenance of heating plants - Olgettina	312
Extraordinary maintenance of heating plants - Silla	182
Extraordinary maintenance of heating plants - Zama	137
Entry turnstiles and automatic doors for various departments	70
TVCC video surveillance systems	69
Improvements on waste incineration plant - Silla 2	60
Entry turnstiles and automatic doors - Olgettina	56
Compactor improvements - Silla	43
Centralised workshop fluid distribution system - Boldini	40
Entry turnstiles and automatic doors - Silla	31
Selection screen improvements - Maserati Light	27
Compactor improvements - Olgettina	21
Entry turnstiles and automatic doors - Zama	20
Electricity systems for offices of Parks & Gardens Service - Olgettina	20
Sundry plant interventions	108

The following plants and improvements also came into operation:

Thousands of euro	
Compactor improvements - Olgettina	42
Compactor improvements - Silla	39
Traffic/parking control and numberplate reading system - Olgettina	27
Improvements to the temporary refueling station - Olgettina	18
Other improvements on plants	16

It is also worth mentioning that the disposal of the Muggiano plant has now been completed. This has made it possible to recover all of the writedown made in 2004 for a residual amount of 3,190 thousand euro, which has the effect of reducing current taxes for this item and reversing the deferred tax asset set up at the time.

Industrial and commercial equipment

Industrial and commercial equipment show capital expenditure of 2,078 thousand euro made up of:

Thousands of euro		
	Servers, personal computers, printers and scanners	622
	Redundancy of emission monitoring system - Silla 2	258
1,803	100 lt roadside rubbish bins	230
	Redundancy DCS field bus - Silla 2	170
4,934	240 lt. domestic rubbish containers	102
	Furniture and fittings	100
14	Salt sprayers of various sizes	97
	Various hardware	91
5,121	120 lt. domestic rubbish containers	77
400	1,100 lt. containers	61
20	25 m^3 unloadable containers	59
2	6-column lifts for workshop	31
	Office equipment	21
2	4-column lifts for workshop	19
	Various containers	18
	Sundry equipment for workshop	19
	Dust analyser on the three lines - Silla 2	14
	Sundry equipment for operating services	19
	Other operating equipment	70

Depreciation for the year amounts to 1,490 thousand euro, calculated at an annual rate of 15% or 20% depending on the useful life of the asset category.

Miscellaneous items of equipment with a net book value of 23 thousand euro have been disposed of. They consist mainly of "bells" for differentiated rubbish collection, rubbish bins and containers that can no longer be used.

This entire asset category has been transferred to Amsa S.r.l. (now AMSA S.p.A.), at a net book value of 4,642 thousand euro, except for the condominium containers which were assigned to M.I.R. S.r.l. after the spin-off at a net book value of 950 thousand euro.

Other assets – Motor vehicles

Capital expenditure on new motor vehicles during the period comes to 5,994 thousand euro and is made up of:

Thousands of euro		
14	Heavy road sweepers of 4.5 m^3	1,320
8	3-man cabin rubbish compactors of 23 m^3	1,168
8	Gas-driven rubbish compactors of 23 m^3	1,151
34	Gas-driven tipper trucks of 5 m^3	773
10	Light road sweepers of 2 m^3	748
25	Sweeping facilitators + high pressure pump kit	664
2	Minicompactors of 10 m^3	163
	Improvements on motor vehicles	7

Motor vehicles are depreciated over 7 years, except for tipper trucks that have an average useful life of 5 years.

The following came into operation:

Thousands of euro		
2	Heavy road sweepers of 4.5 m^3	189
1	Truck with 7 m^3 tank	46
1	Fiat Ducato with flatbed for washing machine - redemption	20
	Improvements on motor vehicles	37

179 motor vehicles were disposed of, most of them fully depreciated.
This entire asset category has been transferred to Amsa S.r.l. (now Amsa S.p.A.), at a net book value of 21,447 thousand euro.

Construction in progress and advances

The increase in construction in progress is due above all to the work performed on the DeNOx fume purification system being installed at the Silla 2 rubbish incineration plant, the road sweeping dust treatment plant for the Silla department and the delivery of rubbish compactors that still have to enter service.

Increases of the period amount to 12,577 thousand euro, and are detailed as follows:

Thousands of euro		
	DeNOx fume purification system on 3 lines - Silla 2	5,429
8	5-man cabin rubbish compactors of 23 m^3	1,204
	Road sweeping dust treatment plant - Silla	1,131
5	Gas-driven rubbish compactors of 23 m^3	720
	One floor shed for the new bulky refuse plant	635
	Improvements on waste incineration plant - Silla 2	512
	Road sweeping facilitators	482
	Department reorganisation - Boldini	416
	New changing rooms for the shed previously used for composting - Muggiano	283
	Restructuring of shed no. 4 - Olgettina	254
4	Road sweepers of 1 m^3	219
	Upgrade of route room and visitor trail - Silla 2	191
	Restoration of former slag building - Zama	157
1	Road sweepers of 5/6 m^3	152
	Compactor improvements – Silla	137
	Compactor improvements - Olgettina	135
	New motor vehicle weighbridge building - Silla	102
	Improvements on motor vehicles	52
	Various containers	25
	Sundry work in progress	340

The business transfer involved a large part of the construction in progress, consisting above all of the DeNOx fume purification system and the motor vehicle pool worth a total of 13,298 thousand euro.

As part of the spin-off transaction, 2,747 thousand euro of construction in progress at the Boldini and Olgettina departments were also transferred.

5. Intangible assets

During 2007, changes consist of:

Thousands of euro	**Other intangible assets**	**Intangible assets in process of formation**	**Total**
Amount at December 31, 2006			
Historical cost	14,185	47	14,232
Accumulated amortisation at December 31, 2006	(9,928)	-	(9,928)
Net book value	**4,257**	**47**	4,305
Additions of the period	248	572	820
Transfers of assets entering service		4	4
Sales and disposals	-	-	-
Change in accumulated depreciation for disposals	-	-	-
Amortisation for the year	(1,500)		(1,500)
Business transfer - historical cost	(14,432)	(624)	(15,056)
Business transfer - accumulated depreciation	11,427		11,427
Amount at December 31, 2007			
Historical cost	-	-	-
Accumulated amortisation at December 31, 2007	-	-	-
Net book value at December 31, 2007	-	-	-

Other intangible assets - Software

Capital expenditure on software during the year amounts to 248 thousand euro, as detailed below:

Thousands of euro	
Territorial informatics	66
Operational software	62
Technology infrastructure	42
Software for antifire system - Silla 2	20
Other software	59

The amortisation charge for the year, calculated on the basis of a useful life of 5 years, amounts to 1,500 thousand euro.

Assets in process of formation

Additions for the year all relate to IT and consist of:

Thousands of euro	
Operational software	315
Territorial informatics	211
Other software	46

All the assets described above have been transferred to Amsa S.r.l. (now AMSA S.p.A.).

6. Investments

At December 31, 2007, investments come to 76,945 thousand euro which corresponds to the interest held in Amsa S.r.l. (now Amsa S.p.A.) made up of the subscription of the minimum capital at the time of its incorporation (10 thousand euro) and the definitive value of the equity transferred (76,935 thousand euro).

For information purposes, we show the result of the subsidiary Amsa S.r.l (now Amsa S.p.A.) as the articles of association provide for financial statements to be prepared for the first time as of December 31, 2008:

Name - *Thousands of euro*	Registered Office	Share capital	Equity for the transfer	Equity at 12 31 2007	Net loss for period	% held	Book value
Amsa S.r.l. (now AMSA S.p.A.)	Milan	52,179	76,935	75,753	(1,228)	100	76,945

The accounts of the subsidiary at December 31, 2007 show a loss, but this is not considered permanent given its earning potential in the future.

7. Other non-current financial assets

As at December 31, this caption has a zero balance.

At December 31, 2006, this item included amounts relating to financial investments in two guaranteed minimum yield capitalisation policies, made in June 2005; the available funds were split between a part to be invested for more than 18 months, of around 2.5 thousand euro, and another, of around 5 thousand euro, which could be cashed even within the first 12 months, if necessary. The two policies gave a guaranteed minimum yield of 2.5% and 2% with a

contractual duration of five years for the first and one of between 5 and 25 years for the second.
The initial investment of 7,485 thousand euro gave a yield during the period of 264 thousand euro, net of management fees. The net yield for 2007 therefore came to 3.34%.

These investments were cashed in during October and November 2007, given the ongoing problems of getting paid our service contract fees by the Municipality of Milan.

This process was completed in December 2007 only for the larger policy, while the one with a nominal value of 2.5 thousand euro was completed in February 2008 after applying the contractual clauses that govern surrender.
The transfer value to Amsa S.r.l. (now AMSA S.p.A.), of 8,161 thousand euro is in line with the fair value as of November 30, 2007 and with the surrender value mentioned above.

8. Non-current derivatives

Description - *Thousands of euro*	**12 31 2007**	**11 30 2007**	**12 31 2006**
Non-current derivatives	-	348	179

As at December 31, this caption has a zero balance.

In November 2006 an Interest Rate Swap (IRS) contract was stipulated to hedge the interest rate risk in relation with the floating interest loan (6-month Euribor/360 days) with MCC S.p.A. to finance the Silla 2 waste incineration plant. The IRS contract has the same duration of the loan (December 31, 2012) and a temporary interest rate of 3.8326%, subsequently adjusted during the year to 3.8100%, once the IRS was brought completely into line with the underlying loan.
The market rate curve has confirmed the short-term effectiveness of this hedge, producing positive differentials during the year.
This instrument, which transforms the loan from floating to fixed rate, is considered a "cash flow hedge" under IAS 39 as it satisfies all of the requirements.
At November 30, 2007 before the transfer to Amsa S.r.l. (now AMSA S.p.A.), the instrument has been measured at fair value booking the increase in market value of 169 thousand euro to a specific reserve.

9. Deferred tax assets

The balance at December 31, 2007 amounts to 15 thousand euro and relates to costs that are not deductible for the time being (audit fees).

Deferred tax assets at December 31, 2006 and those accruing up to November 30, 2007 have been transferred to Amsa S.r.l. (now AMSA S.p.A.) for 19,484 thousand euro. In addition, 23 thousand euro (26 thousand euro at November 30, 2007) of excess depreciation charged for statutory purposes over the fiscally allowable rates have been transferred to M.I.R. S.r.l. as part of the spin-off. As of December 31, 2007 there are deferred tax assets for invoices that will be issued to A2A S.p.A. in connection with the audit of the financial statements.

The change in deferred tax assets for IRES and IRAP for the period December 31, 2006 and November 30, 2007, deriving from temporary differences that are taxable during the year but fiscally deductible in subsequent years (after ensuring that the Company's medium-term plans foresee sufficient taxable income to offset them) are made up principally of:

- the release of a provision for the commitments made with the inhabitants of Milan as part of a promotional campaign to cancel graffiti from the walls of their houses;
- the release following the payment of the 2006 productivity bonuses to employees against which there is a provision in 2007 for this item and for the charges relating to renewal of the National Collective Labour Contract;
- a reduction in the provision for the dismantling of Silla 2 deriving from the extension of the useful life of the plant and the consequent postponement of the related works;
- a positive differential relating to the actuarial valuation of the provision for the loyalty bonus;
- the difference in depreciation charged for statutory and fiscal purposes on the Silla 2 plant buildings and other plants;
- the deduction from taxable income of the writedown of the composting plant at Muggiano at the end of the dismantling process;
- the provision for the expected reduction in the definitive CIP 6/92 price for the sale of electricity compared with the price billed on account.

The balance recalculated on the basis of the new tax rates for IRES and IRAP, of 27.5% and 3.9% respectively, starting from the 2008 fiscal year, as approved by the Budget Law, has not been considered in the amount transferred to Amsa S.r.l. (now AMSA S.p.A.), as this measure was approved after the date of the transfer.

The temporary differences for which management decided not to recognise deferred tax assets are those whose reversal (net of the reversal of deferred tax liabilities) is likely to take place beyond ten years because of the uncertainty involved in making such long-term forecasts of taxable income.

Description - *Thousands of euro*	12 31 2006			11 30 2007		
	Temporary differences	Tax effect		Temporary differences	Tax effect	
		IRES	IRAP		IRES	IRAP
A) Theoretical deferred tax assets						
Writedowns for impairment of property, plant and equipment	3,191	1,053	136	-	-	-
Provisions for risks and charges	-	-	-	-	-	-
Abandoned dumps	11,973	3,951	509	10,777	3,556	458
Reclamations/dismantlings Zama and Silla 1	9,225	3,044	392	8,595	2,836	365
Reclamation Olgettina	7,558	2,494	321	7,551	2,492	321
Dismantling Muggiano	334	110	14	186	61	8
Restoration Silla 2 area	8,297	2,738	353	7,251	2,393	308
Dismantling Maserati Light and Muggiano glass selection plant	730	241	31	716	236	30
Third-party motor liability deductible	770	254	33	1,157	382	49
CONAI scrap charges	-	-	-	-	-	-
Graffiti cancellation charges	2,386	787	101	1,663	549	71
Civil law suit	478	158	20	478	158	20
Provisions for risks and charges (personnel-related)						
Reorganisation of workforce	-	-	-	-	-	-
Loyalty bonus risk	7,249	2,392	-	5,631	1,858	-
Labour disputes	1,083	357	-	1,376	454	-
Productivity/MBO bonuses for supervisors and managers	3,492	1,152	-	5,094	1,681	-
Provision for risks on trade and miscellaneous receivables	750	248	-	5,110	1,686	-
Fiscal depreciation lower than statutory	5,049	1,666	215	8,635	2,850	367
Writedown of inventories for obsolescence	475	157	20	1,375	454	58
Audit fees	52	17	2	68	22	3
Total theoretical deferred tax assets	**63,093**	**20,821**	**2,147**	**65,664**	**21,669**	**2,059**
B) Temporary differences excluded from deferred tax assets and liabilities (beyond 10 years)	11,708	3,864	534	11,227	3,705	513
Total deferred tax assets	51,385	16,957	1,613	54,437	17,964	1,546

CURRENT ASSETS

10. Inventories

Closing inventories (zero at December 31, 2007) are shown net of writedowns at the date of the transfer:

Description - *Thousands of euro*	**11 30 2007**	**12 31 2006**	**Changes**
Miscellaneous consumable materials	515	440	75
Fuel and lubricants	197	138	59
Spare parts of vehicles and plants	3,825	4,043	(218)
Sacks, brushes and handles	74	91	(17)
Salt and melting agents	517	506	11
Clothing	276	283	(7)
Total	**5,404**	**5,501**	**(97)**

This caption has entirely been transferred to Amsa S.r.l. (now AMSA S.p.A.), and even if it is stable versus the previous year is affected by a rise in spare parts for the Company's plants of 600 thousand euro and by the increase in the provision for obsolescence of 1,375 thousand euro, which is 900 thousand euro higher than at December 31, 2006 following the recognition of obsolescence in the stock of spare parts for the Silla 2 waste incineration plant.

11. Trade receivables

Trade receivables (zero at December 31, 2007) increased prior to the transfer by 8,545 thousand euro compared with December 31, 2006 as shown in the following table:

Trade receivables - *Thousands of euro*	**11 30 2007**	**12 31 2006**	**Changes**
From customers	29,530	31,476	(1,946)
From subsidiaries	910	1,912	(1,002)
From parent companies	114.286	101,811	12,475
Reserve for bad and doubtful accounts	(2,821)	(1,839)	(982)
Total	**141,905**	**133,360**	**8,545**

Note that trade receivables are all denominated in euro and are all due from Italian customers.

From customers

At November 20, 2007 receivables from customers amount to 29,530 thousand euro versus 31,476 thousand euro at the end of 2006, reflecting receipt of the larger exposures.

Following an analysis of receivable balances that could be hard to collect, such as those owed by suppliers charged hefty penalties that they contest or which are in dispute because of the definition of tariffs with a retroactive effect, such as with the Co.Re.Pla. Consortium, it was decided to write them down by a total of 986 thousand euro, topping up the provision for bad and doubtful accounts which was used during the year for an amount of 5 thousand euro, coming to a total of 2,821 thousand euro at December 31, 2007.

From parent companies

The significant increase in the company's balance with the Municipality of Milan derives from the ongoing difficulties that emerged in the second half of the year as a result of the rigid restrictions imposed by the stability pact on local government entities.

12. Other current assets

Other current assets amount to 308 thousand euro at December 31, 2007, relating entirely to the VAT credit resulting from the November tax liquidation. Other current assets at November 30, 2007 consist of:

Other current assets - *Thousands of euro*	12 31 2007	11 30 2007	12 31 2006
Other assets	-	1,681	2,514
Capital grants receivable	-	54	54
Amounts due from INAIL	-	733	347
Amounts due from tax authorities	308	337	1,961
Amounts due from subsidiaries for consolidated tax filing	-	-	1,912
Miscellaneous receivables	-	1,229	1,526
Provision for bad and doubtful accounts in miscellaneous receivables	-	(878)	(878)
Total	**308**	**3,156**	**7,436**

At the date of the transfer, other assets were made up prevalently of accrued income for post-dated periodic fees, of prepaid expenses incurred in 2007 and the 14th month payroll accrual relating to December.

At November 30, 2007 this item includes government grants that have already been approved by the Environment Ministry for the Gerenzano rubbish dump, but which are still to be paid.

13. Current financial assets

Current financial assets amounted to zero at December 31, 2007 as they were all transferred, but at November 30, 2007 they were made up as follows:

Other current financial assets - *Thousands of euro*	30 11 2007	**31 12 2006**	**Changes**
Current account with subsidiaries	5,256	3,545	1,711
Current account with parent company	1,149	268	881
Total	**6,405**	**3,813**	**2,592**

The balance in Amsa's favour has increased as a result of booking certain commercial items that referred to prior periods in the second half of the year.

The increase in the parent company's receivable balance on the current account with subsidiaries is due to costs for the graffiti concellation service on private houses being incurred by Amsadue prior to them being billed by the parent company.

Both of these current accounts were interest-bearing up to November 30, 2007 parent company at the bank rate applied to the parent company for dealings with the subsidiaries and at a rate of 5% for dealings with the previous parent entity (Municipality of Milan).

The fair value of these assets does not differ significantly from their book value.

14. Cash and cash equivalents

Description - *Thousands of euro*	**12 31 2007**	**11 30 2007**	**12 31 2006**
Bank deposits	238	15,233	823
Post office deposits	-	249	43
Cash and cash equivalents	-	66	76
Total cash and cash equivalents	238	15,548	942
Financial liabilities - current portion (overdraft)	-	(14,119)	-
Total	**238**	**1,429**	**942**

The balance at December 31, 2007 of 238 thousand euro relates to the current account with Banca Intesa and derives from the residual transactions in December 2007 after the transfer of the entire balance of cash and cash equivalents, as well as the financial liabilities - current portion at November 30, 2007.

As can be seen from this table, the cash at banks at November 30, consisted principally of sums deposited on a restricted account pledged in guarantee of the payment of the loan instalments falling due with Mediocredito Centrale.

At the transfer date the Company's ordinary current accounts with Banca Intesa show a net payable balance because of the Municipality of Milan's decision to postpone payment of amounts due under the Service Contract in order to comply with the stability pact for local government finance.

The closing cash balance derives mainly from the payment by the transferee Amsa S.r.l. (now AMSA S.p.A.) of the lease instalment of the land and buildings subsequently spun off to MIR S.r.l..

The credit risk related to this balance sheet item is limited as the counterparties are leading national banks.

15. Equity

Equity amounts to 75,008 thousand euro at December 31, 2007 (114,805 thousand euro at December 31, 2006).

The composition and changes in equity are reported in the table below:

Thousands of euro	Share capital	Legal reserve	Statutory reserves	Other reserves	Retained earnings (accumulated losses)	Net profit (loss) for the year	Total shareholders' equity
Balances at December 31, 2005 as previously reported	96,430	1,074	983	10,472	1,449	5,078	115,486
Change in accounting policy for the treatment of actuarial gains and losses	-	-	-	1,011	-	(1,011)	-
Balances at December 31, 2005 - restated	96,430	1,074	983	11,483	1,449	4,067	115,486
Allocation of 2005 result	-	132	-	(1,011)	2,441	(4,067)	(2,505)
Gains (losses) on derivatives	-	-	-	120	-	-	120
Net profit (loss) for the year 2006 (restated)	-	-	-	-	-	1,705	1,705
Total income and expense recognised in the financial statements	-	-	-	120	-	1,705	1,825
Balances at December 31, 2006	96,430	1,206	983	10,592	3,890	1,705	114,806
Allocation of retained earnings	-	-	-	3,890	(3,890)	-	-
Allocation of 2006 result		53	-	648	-	(1,705)	(1,004)
Spin-off (beneficiary: Milano Immobili e Networks S.r.l.)	(44,261)	-	-	(461)	-	-	(44,722)
Gains (losses) on derivatives	-	-	-	113	-	-	113
Net profit (loss) for the year 2007	-	-	-	-	-	5,815	5,815
Total income and expense recognised in the financial statements	-	-	-	113	-	5,815	5,928
Balances at December 31, 2007	52,169	1,259	983	14,782	-	5,815	75,008

The share capital initially amounted to 96,430 thousand euro, consisting of 9,643,000 shares of par value 10 euro each; as a result of the spin-off, according to the deed of December 24, 2007, it was reduced by 44,261 thousand euro and now amounts to 52,168,630 euro, made up of 9,643,000 shares of par value 5.41 euro each.

Following the change in accounting policy that involved booking the actuarial gains and losses on employee benefits to the income statement rather than to a reserve, the results and individual components of equity of previous years have been restated.

The changes in equity that took place in 2007 are as follows:

- allocation of original net profit for 2006 of 1,057 thousand euro to dividends for a total of 1,004 euro (0.10 euro per share) and to the legal reserve for 53 thousand euro following the resolution of the ordinary shareholders' meeting of April 27, 2007;
- reallocation to other reserves of the extra 2006 net profit (648 thousand euro) resulting from the decision to book net actuarial gains and losses on employee benefits to the income statement;
- reclassification of retained earnings deriving from the transition to IAS/IFRS to the extraordinary reserve of 3,890 thousand euro. This reserve can only be used to increase the share capital or to cover operating losses;
- allocation to a specific reserve of the fair value of derivative instruments (IRS) at November 30, 2007, net of related deferred tax liabilities of 113 thousand euro;
- reduction of the share capital by 44,261 thousand euro and of other reserves by 461 thousand euro as a result of the spin-off;
- recognition of consolidated net profit for the year of 5,815 thousand euro at December 31, 2007.

Description - *Thousands of euro*	**Amount**	**Possible uses**	**Available portion**	**Summary of uses in prior years**	
				For loss coverage	**For other reasons**
Share capital	52,169		-	-	44,261
Legal reserve	1,259	B	-	-	-
Statutory reserves:					
- reserve for plant renewal	983	A, B	983	-	-
Other reserves:					
- reserve for capital grants	2,774	A, B	2,774	-	1,117
- reserve for changes in fair value	233	B	233	-	-
- extraordinary reserve	11,775	A, B	11,775	-	461
Retained earnings (accumulated losses)	-		-	-	-
Total	69,193		15,765	-	45,839

Key: A: for increase in capital, B: for loss coverage.

NON-CURRENT LIABILITIES

16. Financial liabilities - non-current portion

At December 31, 2007, this caption showed a zero balance.

At November 30, 2007, prior to the transfer and spin-off of the assets and liabilities to Amsa S.r.l. and to M.I.R. S.r.l., financial liabilities amounted to 83,681 thousand euro which compared with 82,570 thousand euro at December 31, 2006, made up as follows:

Description - *Thousands of euro*	12 31 2007	11 30 2007	12 31 2006
Financial liabilities - non-current portion	-	66,538	68,845
Financial liabilities - current portion	-	17,143	13,725
Total financial liabilities	**-**	**83,681**	**82,570**

At November 30, 2007 this item only relates to amounts due to banks for loan contracts stipulated to finance the Silla 2 waste incineration plant and reflects the scheduled repayments of the loan with Mediocredito Centrale for a total of 83,607 thousand euro (82,482 thousand euro at December 31, 2006), as well as a loan granted by FRISL through the Municipality of Milan for the construction of the differentiated waste collection yard in Via Barzaghi for 74 thousand euro (88 thousand euro at December 31, 2006). The net increase of 1,110 thousand euro is attributable to the accrual of interest for the period on the Mediocredito Centrale loans of 3,290 thousand euro, net of repayments totalling 2,180 thousand euro (of which 2,166 thousand euro on the Mediocredito Centrale loans and 15 thousand euro on the FRISL loan).

The loan stipulated with Mediocredito Centrale, originally 50% financed with funds from the European Investment Bank, will be completely repaid in six-monthly instalments by December 31, 2012; the loan is unsecured. The reference rate for the Mediocredito loan is 6-month Euribor plus a spread of 1%. The EIB funds will be completely repaid by December 31, 2011; they bear interest at a fixed contractual rate for each tranche which averages 5.54%.
If at November 30, 2007 these liabilities had been recorded at fair value instead of at amortised cost, their book value at December 31, 2007 using a market discount rate of 5.39% would have been 200 thousand euro higher (at December 31, 2006 they would have been 300 thousand euro higher). The above Mediocredito Centrale and EIB loans have all been transferred to Amsa S.r.l. (now Amsa S.p.A.).

The FRISL loans involved in the spin-off provide for repayment in fixed instalments of around 14 thousand euro and do not envisage the accrual of any interest in favour of the Municipality of Milan.

17. Deferred tax liabilities

At December 31, 2007, this caption amounted to zero. At the transfer date, the deferred tax liabilities concerned temporary differences between book net profit and taxable income, deriving principally from:

- depreciation calculated at lower rates than those fiscally deductible, taking advantage of article 109.4 of the Income Tax Consolidation Act (ITCA), and accelerated depreciation on plants that entered service during the previous year for a total of 19,900 thousand euro and differences between the book and fiscal values of buildings, plant and machinery due to capitalisation of plant dismantling charges for 4,600 thousand euro;
- fiscal add-back of the provision for bad and doubtful accounts for 270 thousand euro;
- differences between the book and fiscal values of severance indemnities for 8,381 thousand euro;
- booking the fair value of the IRS for 402 thousand euro.

The composition and movements between December 31, 2006 and November 30, 2007 are shown in the following table:

Description - *Thousands of euro*	12 31 2006			11 30 2007		
	Temporary differences	Tax effect		Temporary differences	Tax effect	
Deferred tax liabilities		IRES	IRAP		IRES	IRAP
Accelerated depreciation assets entered service in 2004	-	-	-		-	-
Depreciation in excess of statutory rates/ accelerated	25,509	8,418	1,084	24,514	8,090	1,042
Writedown of receivables for tax purposes	630	208	-	360	119	-
IAS valuation of severance indemnities	4,210	1,389	-	8,381	2,766	-
Valuation of derivatives	179	59	-	348	115	-
Capital grants of prior years	-	-	-	-	-	-
Total deferred tax liabilities	**30,528**	**10,074**	**1,084**	**33,604**	**11,089**	**1,042**

These deferred tax liabilities at November 30, 2007 totalling 12,113 thousand euro were almost entirely transferred (12,100 thousand euro) to Amsa S.r.l. (now AMSA S.p.A.) with the exception of 13 thousand euro (18 thousand at November 30, 2007) for higher tax depreciation which was instead spun off to M.I.R. S.r.l..

At December 31, 2007, the balance was also recalculated on the basis of the new tax rates for IRES and IRAP, of 27.5% and 3.9% respectively, starting from the 2008 fiscal year, as approved by the Budget Law, as this measure was approved after the date of the transfer.

18. Employee benefits

This item (zero at December 31, 2007) was made up as follows at 30 November 2007, prior to the conferral and subsequent transfer of all of the Company's personnel to Amsa S.r.l. (now AMSA S.p.A.):

Employee benefits - *Thousands of euro*	**11 30 2007**	**12 31 2006**	**Difference**
Severance indemnities	53,666	60,227	(6,561)
Loyalty bonus	12,625	14,448	(1,823)
Tax credit for advance payment of tax on severance indemnities	(634)	(1,069)	435
Total	**65,656**	**73,606**	**(7,950)**

The severance indemnities and the loyalty bonus paid to employees with 15 and 25 years' service with the Company have been valued at the year-end by an independent firm of actuaries in accordance with IAS/IFRS 19 as defined-benefit plans by means of the "Projected Unit Credit Method", based on the following financial and actuarial assumptions:

- annual discount rate: 4.70% (4.25% at December 31, 2006);
- annual inflation rate: 2.00% (2.00% at December 31, 2006);
- annual increase in severance indemnities: 3.00% (3.00% at December 31, 2006);
- annual frequency of advance payments of severance indemnities: 2.50% (2.50% at December 31, 2006);
- annual turn-over: 4.00% (4.00% at December 2006).

Given the changes introduced by the reform, the element linked to expected future pay rises has been excluded from the actuarial calculation of severance indemnities from January 1, 2007. The actuarial gains and losses that arise on assessing the Company's obligation are booked directly to the income statement under "financial income and charges" following the change in accounting policy required by the new A2A Group to which Amsa belongs from January 1, 2008.

The severance indemnities accruing from January 1, 2007 onwards are considered a defined-contribution plan, so the contributions accrued during the period are all recognised as a cost and shown as a payable under "other current liabilities", after deducting any contributions already paid over.

The movements in severance indemnities during the year are summarised in the following table:

Thousands of euro	11 30 2007	12 31 2006
Opening balance	**60,227**	**60,735**
Curtailment January 1, 2007 (effect of Pension Reform)	(2,968)	-
Provisions	591	4,005
Financial charges	2,311	2,429
Utilisations	(4,601)	(5,528)
Actuarial (gains)/losses	(1,894)	(1,414)
Closing balance	**53,666**	**60,227**

Movements in the loyalty bonus during the year are summarised in the following table:

Thousands of euro	11 30 2007	12 31 2006
Opening balance	**14,448**	**14,634**
Provisions	978	1,004
Financial charges	429	641
Utilisations	(2,968)	(2,277)
Actuarial (gains)/losses	(262)	447
Closing balance	**12,625**	**14,448**

19. Provisions for risks and charges

This caption shows a zero balance at December 31, 2007.

The comparative figure at December 31, 2006 no longer includes the provisions for abandoned dumps relating specifically to the Gerenzano dump. On A2A's instructions, these are now shown separately as a non-current liability, with the portion expected to be used within the next year included in other current liabilities.

In the same way, all the current portions of the other provisions for risks and charges at December 31, 2006 have been reclassified to other current liabilities.

The provisions for risks and charges, entirely transferred to Amsa S.r.l. (now AMSA S.p.A.), at November 30, 2007 amount to 34,987 thousand euro compared with 33,241 thousand euro at December 31, 2006 and are made up as follows:

Provisions for risks and charges - *Thousands of euro*	12 31 2007	11 30 2007	12 31 2006
Non-current liabilities	-	26,851	26,138
Current liabilities	-	8,136	7,103
Total provision	-	**34,987**	**33,241**

This caption is detailed below:

Provisions for risks and charges *Thousands of euro*	12 31 2006	Provisions	Financial income/ charges, net	Adjustments for change in estimate	Utilisations	12 31 2007
Provision for future dismantling charges	698	643	-	-	(689)	652
Provisions for reclamations and dismantlings	25,811	-	(158)	(935)	(750)	23,968
Provisions for other risks and charges	6,732	6,628	-	-	(2,993)	10,367
Total	**33,241**	**7,271**	**(158)**	**(935)**	**(4,432)**	**34,987**

Provision for future disposal costs

The provision for future disposal costs, all of it current at November 30, 2007, at the transfer date amounted to 652 thousand euro; movements during the year include accounting for the stocks of refuse and recycled waste materials at the Company's departments, the pits of the waste incineration plant, and the Maserati Light and glass selection plants disposed of after the reference date. Changes in this provision have been charged to operating costs.

Provisions for reclamations and dismantlings

The provisions for future dismantling costs (all classified as non-current) at November 30, 2007 concern the Silla 2 waste incineration plant, the Maserati Light SUW selection and processing plant and the Muggiano glass selection plant. The changes in the period under review are:

- for the existing provision for the Silla 2 plant, financial income of 111 thousand euro was booked for the period under consideration on the basis of the yield on 15-year BTPs (4.60%, compared with 4.42% at December 31, 2006) excluding inflation at an average rate of 2%. On the other hand, the change in estimate of the plant's useful life meant postponing the dismantling works; the provision was therefore reduced by 935 thousand euro as a result;

- for the provisions relating to the Maserati Light and Muggiano glass selection plants, the financial charge is calculated on the basis of different rates depending on the different useful lives of the plant components, represented by the yield on 5- and 15-year BTPs (4.04% and 4.60% respectively compared with 4.00% and 4.42% at December 31, 2006) for the first plant and by the yield on 10- and 30-year BTPs (4.62% and 4.97% respectively compared with 4.14% and 4.48% at December 31, 2006), excluding inflation at an average rate of 2%. The financial charge for the period of the Maserati Light plant amounts to 5 thousand euro, whereas for the Muggiano glass selection plant the calculation resulted in income of 18 thousand euro.

The provisions for the costs deriving from reclamations and plants (current portion at November 30, 2007 of 3,685 thousand euro) due to be abandoned relate to the Silla, Zama and Olgettina departments. Movements of the period concerned:

- financial income of 34 thousand euro calculated on the basis of the yield on 3-year BTPs (4.20% compared with 3.93% at December 31, 2006) reflecting the expected timing of the outflows, excluding inflation at an average rate of 2%;
- utilisations for a total of 602 thousand euro;
- utilisation of the provision for charges relating to the abandonment of the Muggiano plant for 148 thousand euro.

The current portion of this provision amounts to 3,686 thousand euro.

Provisions for other risks and charges

Changes in the provisions for other risks and charges are as follows:

- provision for the risk of losing labour disputes for 594 thousand euro against utilisations of 301 thousand euro;
- provisions for an expected one-off payment as part of the renewal of the National Collective Labour Contract for 1,781 thousand euro and other personnel-related items for 354 thousand euro;
- integration of the provision of 1,782 thousand euro for risks relating to fiscal litigation and a utilisation of 307 thousand euro as commented on below;
- provision for the accrual of deductibles on third-party motor insurance policies for 387 thousand euro, charged to operating costs under other third-party services;
- complete utilisation of the 2006 provision of 2,385 thousand euro for the commitments taken as part of the campaign to cancel graffiti from the walls of private houses and a new provision made at the end of the year for the 2007 campaign, of 1,663 thousand euro;
- integration of the provision for a dispute regarding prior year pension contributions for 67 thousand euro.

The current portion of this expenditure at November 30, 2007 amounted to 3,798 thousand euro, which has been transferred to the appropriate item of other current liabilities.

As the result of a tax audit by the Fiscal Police at the beginning of 2006 on VAT for the year 2001-2005, the Tax Authorities issued an assessment for 2001. AMSA S.p.A. asked for the application of a special procedure to discuss the matter with the Tax Authorities with a view to reaching a negotiated settlement, avoiding the costs and time involved in tax litigation. This procedure did not end with an agreement between the parties, so the Company filed an appeal with the Regional Tax Commission by the required deadline, even though a date has not yet been fixed for the hearing. On August 27, the Company received a payment advice for 307 thousand euro for 2001 which was duly paid.
On November 21, 2007, another assessment was received for 2002 and the Company again asked to discuss the matter with a view to reaching a negotiated settlement. In this case, talks are in progress.
Given the rigid position taken by the Tax Authorities when asked for information and in the previous application to discuss the matter, the Company decided to integrate the risk provision, only concerning the uncontested parts of the audit report, for an amount of 1,782 thousand euro at November 30, 2007 to cover a series of items concerning services that the Tax Authorities consider ancillary costs for the works relating to the Silla plant 2.

Other contingent assets and liabilities transferred to Amsa S.r.l. (now AMSA S.p.A.)

As regards the dispute in course with Alstom Power S.p.A. concerning the construction and delivery times of the plant and correct execution of the works in connection with the building of the Silla 2 waste incineration plant, management is of the opinion that there are still not the conditions to book a potential liability in the financial statements of Amsa S.r.l., far less a contingent asset for the potential income in the form of contractual penalties, as an expert appraisal is still being carried out on the request of the Board of Arbitration.

The parties made their requests to the court-appointed technical consultant at the hearing on February 26, 2007. The consultant has in turn listed a number of possibilities with a view to reaching a settlement. The Board of Arbitration adjourned the discussion to March 27, 2007 to permit the parties' technical consultants to discuss the possibilities envisaged by the court-appointed technical consultant. On this occasion, the parties discussed the possibility of a negotiated settlement with the help of their technical consultants, both making further requests of a technical nature.

Alstom Power's lawyer also made a request of an accounting nature. The Board of Arbitration admitted all of the technical requests and reserved the right to assess the merit of the accounting request and with a communication dated July 12, 2007, accepting the requests of the court-appointed technical consultant, it authorised a postponement of the deadline for filing the expert's report to September 30, 2007.

At the hearing on September 28, 2007, the Board of Arbitration authorised a further deferral of the deadline for filing the expert's report to January 30, 2008, the date when the expert appraisals were to come to an end. The Board also allowed Amsa to make its own considerations by November 30, 2007 regarding the treatment of the accounting aspects of the quantification of the damage, in reply to the considerations made by the counterparty. October 30, 2007 was also set as the deadline for the experts' integration by the Board.
Amsa appointed Prof. Pierluigi Benigno as its expert.
The expert's report should be deposited by March 31, 2008 and talks are currently in progress between the parties to explore the possibility of negotiating a settlement to end the dispute.

20. Liabilities for refuse dumps

Liabilities for refuse dumps *Thousands of euro*	12 31 2006	Reclassification	Financial charges, net	Adjustments for change in estimate	Utilisations	11 30 2007
Liabilities for refuse dumps (non-currentportion)	10,543	86	126	-	-	10,755
Other current liabilities (current portion)	2,947	(86)	-	-	(1,333)	1,528
Total	**13,490**	**-**	**126**	**-**	**(1,333)**	**12,283**

The liabilities for refuse dumps show a zero balance at December 31, 2007. At November 30, 2007 the balance was 12,283 thousand euro, including the current portion of 1,528 thousand euro classified under other current liabilities. This balance, made up of an estimate of the works and environmental risks involved in the reclamation activity to be carried out at the Gerenzano dump, has all been transferred to Amsa S.r.l. (now Amsa S.p.A.) after the following changes during the period:

- utilisation following completion of scheduled interventions for 1,333 thousand euro;
- recognition of the financial charges accrued during the period, based on the rates of 5- and 10-year BTPs (4.04% and 4.62% respectively) net of average inflation of 2%, for an amount of 126 thousand euro.

21. Other non-current liabilities

At December 31, 2007 this caption shows a zero balance.
At December 31, 2006, this item amounted to 182 thousand euro and consisted of guarantee deposits made by customers for rubbish collection services provided to private users, 175 thousand euro, and deferred income for a total of 7 thousand euro. This caption, increased by 407 thousand euro at November 30, 2007, has been entirely transferred to Amsa S.r.l. (now AMSA S.p.A.).

CURRENT LIABILITIES

22. Trade payables

At December 31, 2007 the balance of 212 thousand euro relates to residual credit balances not paid as the invoices have not yet been received for the fees for the audit of the 2007 financial statements, the services of the Board of Statutory Auditors up to the approval of these financial statements and for the services provided by the organisational structure of the subsidiary Amsa S.r.l..

At November 30, 2007, the trade payables which were all transferred to Amsa S.r.l. amounted to 89,046 thousand euro (84,507 thousand euro at December 31, 2006). This caption is detailed as follows:

Trade payables - *Thousands of euro*	**12 31 2007**	**11 30 2007**	**12 31 2006**
Trade payables	128	74,045	74,395
Payables to subsidiaries	84	14,987	10,110
Payables for advances from customers	-	14	3
Total	**212**	**89,046**	**84,508**

From December 31, 2006 to November 30, 2007 there was an increase in the exposure to the subsidiary Amsadue for the activities involved in the cancellation of graffiti from private buildings and other outsourced activities such as the parks and gardens service.

Note that trade payables are all in euro.

23. Other current liabilities

At November 30, 2007, prior to their complete transfer, other current liabilities amounted to 41,133 thousand euro, which compares with euro 41,050 thousand euro at December 31, 2006, detailed as follows:

Other current liabilities - *Thousands of euro*	**11 30 2007**	**12 31 2006**
Taxes payable	13.391	13,839
Amounts due to social security institutions	2,151	4,535
Amounts due to employees and others	15,894	12,593
Other liabilities	33	33
Liabilities for refuse dumps - current portion	1,528	2,947
Provisions for risks and charges - current portion	8,136	7,103
Total	**41,133**	**41,050**

At December 31, 2007, other current liabilities amount to 237 thousand euro and essentially relate to the amount payable to Amsa S.r.l. (now AMSA S.p.A.) for the advance payment of ICI (municipal property tax).

Taxes payable mainly relate to VAT with deferred collection and tax withheld as a tax withholding agent.
The increase in the amounts due to employees between December 31, 2006 and November 30, 2007 is mainly because of the 13th month payroll accrual subsequently paid in December 2007 by Amsa S.r.l..

The reduction in the amount due to social security institutions between December 31, 2006 and November 30, 2007 is to do with the payment of social contribution for the month of November prior to the effective date of the transfer.

24. Tax liabilities

Thousands of euro	
Balance at December 31, 2007	2,048
Balance at December 31, 2006	1,843
Changes	**205**

At December 31, 2007 this item is made up of the IRES and IRAP, net of advance payments already made, which will be declared in the annual tax return filed by the merging company A2A S.p.A. It is higher than at December 31, 2006 due to a higher tax base.

Notes to the income statement items

25. Introduction

The figures for 2007 relate to the period January-November 2007 as the business was carried on in December by the transferee company Amsa S.r.l.. The only activity carried on by Amsa Holding S.p.A. in December was to lease to Amsa S.r.l. the land and buildings spun off at the end of the year to M.I.R. S.r.l..

So it is important to understand when comparing the figures for the two years that operations in 2007 were for one month less than in 2006.

26. Revenues

Revenues amount to 305,090 thousand euro in 2007, compared with 324,175 thousand euro in the whole 2006, they are made up of:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Changes**
Fees for institutional services	**172,456**	**181,210**	**(8,754)**
Fees for commercial services to the Municipality	**4,769**	**9,464**	**(4,695)**
Refuse collection services	12	12	-
Waste disposal services	216	369	(153)
Service agreements	4,537	9,075	(4,538)
Extraordinary interventions and sundry other income	4	8	(4)
Fees from paid services	**119,405**	**122,469**	**(3,064)**
Revenues from differentiated refuse collection and energy recovery	11,377	11,496	(119)
Sale of energy incin. plant	69,696	75,495	(5,799)
Refuse collection services	2,284	2,395	(111)
Waste disposal services	15,782	13,399	2,383
Extraordinary interventions and sundry other income	4,994	4,057	937
Service agreements	15,272	15,627	(355)
Total revenues	**296,630**	**313,143**	**(16,513)**
Costs capitalised to property, plant and equipment	-	-	-
Other revenues and income	**8,460**	**11,032**	**(2,572)**
Total production value	**305,090**	**324,175**	**(19,085)**

Fees for institutional services reflect the shorter period in 2007 as well as it being delegated the service to clean and maintain the parks, gardens and green areas of the city by the Municipality of Milan; the contract lasts for three years, starting in May 2007.
A provisional calculation of the equalisations foreseen under the Service Contract at November 30, 2007 shows a decline in revenues of 525 thousand euro for AMSA S.p.A..

Fees for commercial services to the Municipality include the charge that was agreed would be borne by the Municipality of Milan for the graffiti cancellation campaign in 2007 for an amount of 3,750 thousand euro; they also reflect a considerable reduction due almost exclusively to the interventions for the additional snow clearing service carried out in the first few months of 2006 for 8,024 thousand euro.

Fees from paid services: higher revenues were earned for the quantities of solid urban waste (SUW) disposed of for third parties (+2,400 thousand euro), as well as the sludge produced by the Nosedo purification plant (+63 thousand euro).
As regard revenues from electricity, note that the provision for the expected reduction in the definitive CIP 6/92 price for the sale of electricity compared with the price billed on account comes to a total of 4,360 thousand euro.

27. Other operating income

This item amounts to 8,460 thousand euro, decreasing compared with the previous year by 2,572 thousand euro (11,031 thousand euro at the end of last year) because of lower out-of-period income booked after determination of the definitive CIP 6/92 price for selling electricity to GSE compared with 2006. This constitutes the main figure and in May gave rise to additional invoicing of around 4,500 thousand euro.

The billing of penalties is offset by a provision for bad and doubtful accounts of 458 thousand euro for an amount currently in dispute.

This caption is detailed as follows:

Thousands of euro	2007	2006
Out-of-period income	5,016	7,429
Gains on disposal of non-current assets	230	309
Penalties	868	414
Green certificates	1,001	1,259
Repayments	406	558
Personnel on secondment	939	1,063
Total	**8,460**	**11,032**

28. Costs of raw, consumable materials, finished products and goods

In 2007, costs of raw, ancillary and consumable materials, inclusive of the change in inventories, amount to 14,742 thousand euro with respect to 15,458 thousand euro in 2006 and consist of:

Description - *Thousands of euro*	**2007**	**2006**	**Changes**
Purchase of raw, consumable materials, finished products and goods	14,645	17,406	(2,761)
Change in inventories of raw, consumable materials, finishe products and goods	97	(1,948)	2,045
Total costs of raw, consumable materials, finished products and goods	**14,742**	**15,458**	**(716)**

2007 saw a significant drop in purchases of plant spare parts (-47.3%) and purchases of salt and melting agents were virtually eliminated.

Inventories show an overall decrease in their balance sheet value of 97 thousand euro, net of an increase in plant and motor vehicle spare parts and in equipment for operating services of 800 thousand euro less additional obsolescence of 900 thousand euro, concentrated mainly in the stock of spare parts for the Silla 2 waste incineration plant.

29. Other operating costs

In 2007 operating costs amount to 112,709 thousand euro compared with euro 118,398 thousand euro in 2006 and consist of:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Changes**
Transport and disposal	35,776	36,099	(323)
Maintenance and repair	10,979	12,443	(1,464)
Other services from third parties	61,422	65,914	(4,492)
Use of third-party assets	2,359	2,465	(106)
Other operating costs	2,173	1,477	696
Total operating costs	**112,709**	**118,398**	**(5,689)**

Transport and disposal

The cost of refuse transport and disposal, including the provisions for the backlog of waste, amounts during the period to 35,776 thousand euro compared with 36,099 thousand euro for the whole of 2006.

Against lower quantities of SUW disposed of due to the shorter period in 2007 (around -42,500 tonnes) global costs remained substantially stable due to lower quantities incinerated (-29,000 tonnes) at the Silla 2 plant.
Costs for the disposal of the dust and sludge produced by street sweeping decreased as the quantities were lower.
There have been increases in costs for the third-party treatment of the sludge coming from the Nosedo purification plant due to an increase in prices compared with 2006, despite lower quantities treated.

Maintenance and repair

Maintenance costs amount to 10,979 thousand euro in 2007 compared with 12,443 thousand euro in the previous year (-12%).

External maintenance costs on motor vehicles have remained more or less stable thanks to the continuous control and management of AMSA vehicle pool, which amounts to more than 1,000 vehicles.
Maintenance costs at the Silla 2 waste incineration plant are down, thanks to a programmed intervention designed to have a low impact both on this item and on the production of electricity.

There is also a reduction in the cost of the heat contract of 212 thousand euro, due to a change in the contract, which now says that the fuel has to be bought by Amsa.

Other services from third parties

Other services from third parties in 2007 amount to 61,422 thousand euro and are lower than for the whole of 2006 (-7%).

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Changes**
Insurance	2,764	3,124	(360)
Snow clearing service	966	10,304	(9,338)
Energy	7,443	8,005	(562)
Service agreements	38,330	31,330	7,000
Telephone, post office and similar expenses	1,388	1,571	(183)
Advertising, promotion and communication	2,571	3,514	(943)
Environmental checks	353	363	(10)
Consultancy	1,101	1,204	(103)
Services	3,695	3,589	106
Personnel services	905	901	4
Security guards, cleaning and similar costs	1,585	1,711	(126)
Board of Statutory Auditors	179	132	47
Purchases	142	166	(24)
Total other services from third parties	**61,422**	**65,914**	**(4,492)**

This trend has been brought about principally by:

- the fact that there was no need for the subcontractors of the snow clearing service as for the snowfall in January 2006, lowering the cost by 9,338 thousand euro;
- an increase in service agreements (+7,000 thousand euro) mainly for the graffiti cleaning campaign delegated to Amsadue (+2,500 thousand euro), for the new parks and gardens service delegated to Amsadue which began in May (+5,800 thousand euro). an increase in the weeding service (+200 thousand euro) and in the rapid intervention service (+400 thousand euro) that began in the second half of 2006;
- Lower costs for a total of 1,800 thousand euro are due to the comparison between two different periods;
- a decrease of 943 thousand euro in advertising, promotion and communication.

Other operating costs

For 2007 they amount to 2,173 thousand euro and are 697 thousand euro higher than the previous year because of higher ICI on buildings as a result of the new classification of certain buildings and plants under new rules introduced at the beginning of 2007 and higher losses on the disposal of fixed assets.

Details of this item are shown in the following table:

Thousands of euro	12 31 2007	12 31 2006	Differences
Out-of-period expenses	476	481	(5)
Losses on disposal of non-current assets	190	18	172
Membership fees	162	206	(44)
Charitable donations and gifts	69	86	(17)
Other	410	123	287
Indirect taxes and dues	866	562	304
Total	**2,173**	**1,476**	**697**

30. Labour costs

Labour costs for the period of the Company's effective operations during the year amount to 122,559 thousand euro and are not immediately comparable with the figure for the whole of 2006, 141,393 thousand euro. The two years' figures are shown here for information purposes:

Description - *Thousands of euro*	12 31 2007	12 31 2006	Changes
Wages and salaries	84,644	96,996	(12,352)
Social security charges	29,872	33,211	(3,339)
Severance indemnities	2,511	5,084	(2,573)
Loyalty bonus	620	748	(128)
Other labour costs	4,912	5,354	(442)
Total labour costs	**122,559**	**141,393**	**(18,834)**

The costs relating to the company canteen and luncheon vouchers, insurance benefits and mission expenses and personnel on secondment within the group have been reclassified to "other labour costs".

The average workforce of the company saw the following evolution:

Workforce	2006	2007	Difference
Managers	27	24	(3)
Supervisors	84	90	6
White-collar workers and part-time equivalents	577	565	(12)
Blue-collar workers	2,198	2,182	(16)
Total	**2,886**	**2,861**	**(25)**

All of the personnel were transferred to the transferee company as of 1 December 2007.

Labour cost is down not only for the shorter period of operations, as a result of the transfer of the personnel to Amsa S.r.l. (now AMSA S.p.A.), but also for a reduction in the average workforce of 25 people, lower redundancy incentives paid and a 0.20% reduction in the INPS rate to be paid to the severance indemnity guarantee fund.
The reduction in the cost of severance indemnities is partly due to the non-recurring "curtailment effect" of 2,968 thousand euro caused by the reform of severance indemnities. In particular, this benefit derives from the elimination of future pay rises from the actuarial calculation of severance indemnities from January 1, 2007.

31. Depreciation, amortisation, provisions and writedowns

The depreciation, amortisation, provisions and writedowns relating to 2007 amount to 32,038 thousand euro and are well up on 2006 (+7.1%). In details:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Changes**
Amortisation	1,500	1,737	(237)
Depreciation	23,306	23,116	190
Writedown of fixed assets	-	-	-
Writedown of current receivables	987	1,147	(160)
Provisions for risks	2,380	1,517	863
Provisions for charges	3,865	2,386	1,479
Total depreciation, amortisation, provisions and writedowns	**32,038**	**29,903**	**2,135**

Depreciation of property, plant and equipment, 23,306 thousand euro, is substantially in line with the previous year. In effect, the lower depreciation due to the reduced period of operations of the Company in 2007 as a result of the transfer to Amsa S.r.l. (now AMSA S.p.A.) was substantially offset by the higher depreciation of around 1.6 million euro as a joint effect of the change in the estimated useful life of the Silla 2 waste incineration plant from 20 to 25 years and application of the "component approach" to a series of component parts of the plant that will have to be replaced during the useful life of the main plant, entailing an autonomous estimate of their specific useful life compared with that of the plant in general.

The writedown of current receivables of 987 thousand euro relates to the problems encountered in recovering the amounts billed retroactively to the Co.Re.Pla. Consortium for tariff revisions, non-recognition of contractual penalties billed to suppliers and other old items that are unlikely to be collected.

Provisions for risks

The provisions for risks, which amount to a total of 2,380 thousand euro, are made up principally of an integration of the quantification of the risk of losing an appeal against an assessment based on a tax audit by the Fiscal Police in March 2006 for 1,782 thousand euro and the risk of losing employment-related law suits for 594 thousand euro.

Provisions for charges of 3,865 thousand euro are made up of labour costs for a probable liability relating to a one-off payment under the labour contract calculated on the basis of an intermediate hypothesis compared with the requests of the trade unions, for a total of 1,781 thousand euro, as well as minor items for a total of 354 thousand euro and a provision of 67 thousand euro and the provision for commitments to cancel graffiti from private buildings of 1,663 thousand euro.

32. Financial income

This caption totals 3,386 thousand euro (2,498 thousand euro in the previous year) and is made up as follows:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Changes**
Interest income from customers	8	1	7
Bank interest and on investments	955	1,278	(323)
Interest income on revaluation of advance payments of severance indemnities	19	29	(10)
Other interest income	161	137	24
Interest on current account	56	86	(30)
Actuarial gains on employee benefits	2,155	967	1,188
Financial income on reclamations and dismantlings	32	-	32
Total	**3,386**	**2,498**	**888**

The trend in this item has been affected by the lower level of liquid funds compared with 2006 because of the ongoing problems in connection with the local government stability pact on the part of the Municipality of Milan, partly offset by the increase in the interest rate earned on current accounts.

As a result of bringing the Company into line with the accounting policies of the parent company A2A S.p.A., the actuarial gains and losses on employee benefits calculated by an independent firm of actuaries in accordance with IAS 19 have been booked to the income statement. In the past, these gains and losses were booked to a specific equity reserve.

33. Financial charges

In 2007 this caption totals 6,987 thousand euro (8,163 thousand euro in the previous year) and is made up as follows:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Changes**
Bank interest	109	3	106
Interest expense and other default interest	48	85	(37)
Interest on medium/long-term bank loans	4,032	4,724	(692)
Other financial charges	60	58	2
Financial charges on employee benefits	2,738	3,070	(332)
Financial charges on reclamations and dismantlings	-	223	(223)
Total	**6,987**	**8,163**	**(1,176)**

The reduction in interest on medium/long-term bank loans is principally due to the repayment plan of the loans taken out to finance construction of the Silla 2 plant, offset by an increase in interest rates as the loans are at a floating rate. There are higher financial charges for the interest accruing on bank overdrafts due to the delay in collecting fees under the service contract.
This item includes the interest cost resulting from the actuarial valuation of employee benefits.

34. Income tax expense

The item includes both IRAP and IRES, as well as the deferred taxes on temporary differences between the statutory profit and the taxable income, in order to determine the total tax charge for the period, which is made up as follows:

Description - *Thousands of euro*	**2007**	**2006**	**Changes**
Corporate income tax (IRES)	7.485	4,749	2,736
Regional business tax (IRAP)	6,178	6,348	(170)
Deferred tax assets and liabilities (IRES)	(61)	585	(646)
Deferred tax assets and liabilities (IRAP)	24	(30)	54
Total income taxes for the year	**13,626**	**11,652**	**1,974**

As far as IRAP is concerned, we would point out that the amount was determined on the basis of the net production value adjusted as required by current regulations.

Current IRES has been calculated at the standard rate.

The changes reflect the increase in the tax bases deriving from the comparison of results before taxes at December 31, 2007.

The rates used for calculating the taxes due are those in force for the 2007 fiscal year, namely 33% and 4.25%.

As regards the applicability of the deductions from the IRAP tax base as per article 1.266 of the 2007 Budget ("fiscal wedge") by companies operating in the field of refuse collection and disposal, our trade association is seeking advice from the Ministry of Finance. No answer had yet been received on this matter by the time the financial statements were completed. The Group therefore thought it best not to apply this benefit in calculating current IRAP.

The following table gives a reconciliation of the IRES tax charge:

Thousands of euro	**2007**	**2006**
Current IRES	7,485	4,676
IRES deferred liability/(asset)	(61)	585
Total IRES for the year	7,424	5,261
Profit before taxes	19,441	13,357
IRES charge as % of pre-tax profit	38.2%	39.4%
Temporary add-backs on which deferred tax liabilities/assets have been provided	393	(1,770)
Permanent add-back prov. for tax risks	1,782	1,472
Other permanent or temporary add-backs whose reversal is expected beyond 10 years	1,064	1,111
Taxable income for IRES	22,680	14,170
Current IRES charge as % of taxable income	33%	33%

The following table provides a reconciliation of the IRAP tax charge:

Thousands of euro	2007	2006
Current IRAP	6,178	6,348
IRAP deferred liability/(asset)	25	(30)
Total IRAP for the year	6,202	6,318
Profit from operations	23.042	19,023
IRAP charge as % of EBIT	26.92%	33.2%
Temporary add-backs on which deferred tax liabilities/assets have been provided	(576)	706
Permanent add-back prov. for tax risks	1,782	1,472
Add-back for labour costs	122,070	137,660
Add-back for valuation of receivables	987	1,147
Other permanent or temporary add-backs whose reversal is expected beyond 10 years and other deductions	(1,940)	(10,643)
Taxable income for IRAP	145.365	149,365
Current IRAP charge as % of taxable income	4.25%	4.25%

35. Other information

The remuneration of the members of the Board of Directors and of the Board of Statutory Auditors of the company is as follows, in accordance with article 2427.17 of the Civil Code.

	Remuneration
Directors	349,141
Board of Statutory Auditors	179,113

Other notes

36. Guarantees given and commitments

Note that guarantees given to the Environment Ministry for registration in the Official List of Refuse Operators in connection with the deposit and disposal of refuse to obtain the required authorisations and in the Official List of Hauliers, for a total of 15,759 thousand euro have been transferred to Amsa S.r.l..

Similarly, the omnibus guarantees given to Banca Intesa on behalf of the subsidiaries for a total of 3,500 thousand euro have been transferred to Amsa S.r.l. (now AMSA S.p.A.).

37. Financial risks

Following the transfer to Amsa S.r.l. (now AMSA S.p.A.) at December 31, 2007 the company is no longer exposed to specific financial risks.

With reference to the information provided in note 8 regarding the parent company's purchase of a derivative (IRS) to hedge the interest rate risk on its floating-rate mortgage (6-month Euribor/360 days) stipulated with MCC S.p.A. for the loan financing the Silla 2 waste incineration plant, both transferred to Amsa S.r.l. (now AMSA S.p.A.), we would like to point out that there are no other significant risks linked to interest rate trends nor other kinds of financial risks.

38. Related party transactions

The following is a summary of the debit and credit balances, revenues and costs for the whole of 2007 regarding transactions with the parent entity (Municipality of Milan) and with the subsidiaries (Amsa S.r.l., Amsadue S.r.l. and Amsatre S.r.l.):

Income statement - *Thousands of euro*	**Parent entity Municipality of Milan**	**Subsidiary Amsadue S.r.l.**	**Subsidiary Amsatre S.r.l.**	**Subsidiary Amsa S.r.l.**
Revenues for sale and services/other revenues	177,225	3,727	1,592	212
Operating and labour costs	869	22,586	8,030	70
Financial income	56	102	27	-
Current assets	-	-	-	-
Current liabilities	-	-	-	237

The balances outstanding between the Municipality of Milan, its sole shareholder, at December 31, 2007 consist of receivables for the service contract up to November totalling 117 million euro and interest accrued on the current account of 56 thousand euro.
Operating costs relate to the services provided by the local police for the checks that they carry out on the application of the rules on urban hygiene, as well as the rents paid for the areas belonging to the municipality.

The Company also has commercial dealings with other companies run by the Municipality of Milan such as Metropolitana Milanese S.p.A. for the drinking water service, companies of the AEM Group for the supply of electricity, natural gas and heating services.
The most significant amounts for the period concern the supply of drinking water by Metropolitana Milanese S.p.A. for 300 thousand euro, the supply of natural gas by Aem Gas S.p.A. for 700 thousand euro and the sale of heat for district heating to Aem Trading S.r.l. for 1,100 thousand euro and of green certificates for 1,259 thousand euro.

The parent company's revenues include intercompany services rendered to subsidiaries: for a total of 3,051 thousand euro on behalf of Amsadue and 1,413 thousand euro on behalf of Amsatre.

This caption includes:

- rent and global maintenance of the motor vehicle park used by Amsadue for 951 thousand euro and by Amsatre for 594 thousand euro;
- sales of materials in inventory for 1,631 thousand euro to Amsadue and for 506 thousand euro to Amsatre;
- professional and other services rendered to Amsadue for 346 thousand euro and to Amsatre for 309 thousand euro;

- miscellaneous services for 123 thousand euro to Amsadue and for 4 thousand euro to Amsatre.

Other revenues and income mainly include temporary secondments of personnel to Amsadue for 676 thousand euro and to Amsatre for 179 thousand euro.

Service costs incurred by the parent company include the following intercompany items:

- for management of the "Maserati Light" SUW selection plant by Amsadue for 1,430 thousand euro;
- other services for a total of 30,615 thousand euro of which 7,887 thousand euro by Amsatre and 2,274 thousand euro by Amsadue for the billing of services rendered to neighbouring municipalities. This item includes fees relating to Amsadue for the purging of street drain wells for 1,902 thousand euro and for all of the other outsourced services for 18,162 thousand euro;
- for the secondment of personnel to Amsadue for 136 thousand euro and to Amsatre for 10 thousand euro.

The costs for the use of third-party assets, which relate to the hire of motor vehicles, include Amsadue charges for 9 thousand euro and Amsatre charges for 115 thousand euro.
Lastly, financial income includes interest income on the cash-pooling current account for a total of 129 thousand euro, of which 27 thousand euro charged to Amsatre and 102 thousand euro charged to Amsadue.

We can confirm that all dealings between Group companies and with the Municipality of Milan's subsidiaries are all regulated by contractual relationships at normal market conditions.

39. Reconciliation between the 2006 published financial statements and the restated financial statements

A reconciliation between the 2006 figures already published and those presented for comparison purpose in these financial statements is given below.

Balance sheet - Assets *Thousands of euro*	2006 *Restated*	Capital grants	Actuarial gains	Current portion of provisions	Liabilities for refuse dumps	2006 Published (*)
NON-CURRENT ASSETS						
I. Property, plant and equipment	264,188	3,880	-	-	-	268,068
II. Investment property	-	-	-	-	-	-
III. Non-current intangible assets	4,305	-	-	-	-	4,305
IV. Investments	218	-	-	-	-	218
V. Other non-current financial assets	7,894	-	-	-	-	7,894
VI. Non-current derivatives	179	-	-	-	-	179
VII. Deferred tax assets	18,570	-	-	-	-	18,570
VIII. Other non-current assets	-	-	-	-	-	-
Total non-current assets	**295,354**	**3,880**	-	-	-	**299,234**
CURRENT ASSETS						
I. Inventories	5,501	-	-	-	-	5,501
II. Trade receivables	133,360	-	-	-	-	133,360
III. Other current assets	7,435	-	-	-	-	7,435
IV. Current financial assets	3,813	-	-	-	-	3,813
V. Current derivatives	-	-	-	-	-	-
VI. Current tax assets	-	-	-	-	-	-
VII. Cash and cash equivalents	942	-	-	-	-	942
VIII. Assets held for sale	-	-	-	-	-	-
Total Current assets	**151,051**	-	-	-	-	**151,051**
Non-current assets held for sale	-	-	-	-	-	-
TOTAL ASSETS	**446,405**	**3,880**	-	-	-	**450,285**

(*) Restated according to A2A financial statements.

Balance sheet - Equity and liabilities - *Thousands of euro*	**2006** *Restated*	**Capital grants**	**Actuarial gains**	**Current portion of provisions**	**Liabilities for refuse dumps**	**2006 Published (*)**
Equity						
I. Share capital	96,430	-	-	-	-	96,430
II. (Treasury shares)	-	-	-	-	-	-
III. Reserves	16,670	-	648	-	-	17,318
IV. Net profit (loss) for the year	1,705	-	(648)	-	-	1,057
Total equity	**114,805**	**-**	**-**	**-**	**-**	**114,805**
NON-CURRENT LIABILITIES						
I. Financial liabilities - non-current portion	68,845	-	-	-	-	68,845
II. Non-current derivatives	-	-	-	-	-	-
III. Deferred tax liabilities	11,158	-	-	-	-	11,158
IV. Employee benefits	73,606	-	-	-	-	73,606
V. Provisions for risks and charges	26,138	-	-	-	10,543	36,681
VI. Liabilities for refuse dumps	10,543	-	-	-	(10,543)	-
VII. Other non-current liabilities	183	3,880	-	-	-	4,063
Total non-current liabilities	**190,473**	**3,880**	**-**	**-**	**-**	**194,353**
CURRENT LIABILITIES						
II. Trade payables	84,508	-	-	-	-	84,508
III. Other current liabilities	41,050	-	-	(10,050)	-	31,000
IV. Financial liabilities - current portion	13,725	-	-	-	-	13,725
V. Current derivatives	-	-	-	-	-	-
Provisions	-	-	-	10,050	-	10,050
VI. Tax liabilities	1,844	-	-	-	-	1,844
Total current liabilities	**141,127**	**-**	**-**	**-**	**-**	**141,127**
Liabilities directly associated with non-current assets held for sale	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL LIABILITIES AND EQUITY	**446,405**	**3,880**	**-**	**-**	**-**	**450,285**

(*) Restated according to A2A financial statements.

Income statement *Thousands of euro*	**2006** *Restated*	**Capital grants**	**Actuarial gains**	**Reclassification**	**2006 Published (*)**
Revenues					
I. Revenues from sales and services	313,144	-	-	1,259	314,403
II. Other operating income	11,032	641	-	(1,259)	10,414
Total revenues	**324,176**	**641**	**-**	**-**	**324,817**
Operating costs					
I. Raw, consumable materials and finished products	15,458	-	-	-	15,458
II. Other operating costs	118,398	-	-	1,567	119,965
Total operating costs	**133,856**	**-**	**-**	**1,567**	**135,423**
Labour costs	**141,393**	**-**	**-**	**(3,733)**	**137,660**
Gross profit from operations	**48,927**	**641**	**-**	**2,166**	**51,734**
Depreciation and amortisation, provisions and writedowns	**29,904**	**641**	**-**	**2,166**	**32,711**
Net profit from operations	**19,023**	**-**	**-**	**-**	**19,023**
Financial income and charges					
I. Financial income	2,498	-	(968)	-	1,530
II. Financial charges	(8,163)	-	-	-	(8,163)
III. Gains and losses on valuation of investments at equity	-	-	-	-	-
Total financial costs	**(5,666)**	**-**	**(968)**	**-**	**(6,633)**
Profit before tax	**13,357**	**-**	**(968)**	**-**	**12,390**
Income tax expense	11,652	-	(320)	-	11,332
Net profit (loss) from continuing operations	**1,705**	**-**	**(648)**	**-**	**1,057**
Net result from non-current assets sold or held for sale	-	-	-	-	-
NET PROFIT (LOSS)	**1,705**	**-**	**(648)**	**-**	**1,057**

(*) Restated according to A2A financial statements.

40. Subsequent events

On January 1, 2008, Amsa Holding S.p.A. was merged with AEM S.p.A., which then changed its name to A2A S.p.A..

0.4
Independent Auditors' Report

Independent Auditors' Report

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 2409-ter of the Italian Civil Code

To the shareholders of
A2A S.p.A.

1 We have audited the separate financial statements of AMSA Holding S.p.A. as at and for the year ended 31 December 2007, comprising the balance sheet, income statement, statement of recognised income and expense, cash flow statement and notes thereto. These financial statements are the responsibility of the directors of A2A S.p.A.. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards generally accepted in Italy. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors. We believe that our audit provides a reasonable basis for our opinion.

The separate financial statements present the prior year corresponding figures for comparative purposes. As disclosed in the notes, the directors restated such corresponding figures included in the prior year separate financial statements. We audited such financial statements and issued our report thereon on 4 April 2007. We have examined the methods used to restate the prior year corresponding figures and related disclosures to the extent that we considered to be necessary to express an opinion on the separate financial statements at 31 December 2007.

3 In our opinion, the separate financial statements of AMSA Holding S.p.A. as at and for the year ended 31 December 2007 comply with the International Financial Reporting Standards endorsed by the European Union. Therefore, they are clearly stated and give a true and fair view of the financial position of AMSA Holding S.p.A. as at 31 December 2007, the results of its operations, changes in its equity and its cash flows for the year then ended.

KPMG

4 During 2007, the company implemented corporate restructuring plan as part of a wider project for the constitution of A2A S.p.A.. This involved the spin-off of the company to set-up Milano Immobili e Reti S.r.l. to which the unduplicable assets necessary to provide waste management services to the Milan Municipality have been contributed with effect from 27 December 2007. It also involved the contribution to the newco Amsa S.r.l. (now Amsa S.p.A.) of all assets and liabilities not transferred as part of the above-mentioned spin-off, with the exception of a number of tax assets and liabilities, with effect from 1 December 2007.

The project was completed with the merger of the Amsa Holding S.p.A. into AEM S.p.A. (now A2A S.p.A.), effective as from 1 January 2008. Therefore, the separate financial statements have been prepared by the directors of the aforementioned merging company, A2A S.p.A..

Milan, 11 April 2008

KPMG S.p.A.

(Signed on the original)

Claudio Mariani
Director of Audit

Amsa

Via Olgettina, 25 - 20132 Milano
www.a2a.eu

consolidated financial statements 2007

consolidated financial statements 2007

Amsa

Amsa

Contents

This is a translation of the Italian original "Bilancio consolidato 2007" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

0.1

Report on operations

During the course of 2007, the AMSA Group was involved in the process of redefining the long-term strategies of certain companies owned by the Municipality of Milan. This process culminated on June 25, 2007 in the Board of Directors' approval of the merger plan for AMSA S.p.A. to be absorbed by AEM S.p.A., as part of the wider plan for AEM S.p.A. to merge with ASM S.p.A. and create A2A S.p.A..

The complex reorganisation that was necessary prior to the merger firstly involved transferring all of the assets and liabilities and all juridical relationships of AMSA S.p.A. to a newco AMSA S.r.l. with effect from December 1, 2007 with the exception of the "non-duplicatable" capital endowments used in managing the urban hygiene services in the Municipality of Milan, which on December 27, 2007 were spun off to another newco, Milano Immobili e Reti S.r.l., wholly owned by the Municipality of Milan.

On December 1, 2007 AMSA S.p.A. changed its name to AMSA Holding S.p.A. and on January 1, 2008 was merged with AEM S.p.A., which is now A2A S.p.A., following its merger on the same date with ASM S.p.A..

These consolidated financial statements reflect the way that the Group's income statement and balance sheet have evolved as a consequence of the extraordinary operations explained briefly above.

2007 closed with a consolidated net profit of 5.6 million euro, which is better than the previous year's result of 3.7 million euro, as restated on the basis of the accounting policies of the parent company A2A S.p.A..

Revenues amount to 321 million euro, an increase of 11.7 million euro compared with 2006.

EBITDA comes to 62.5 million euro for a 7.6 million euro increase on 2006.

EBIT amounts to 27.7 million euro (+18.9%).

Net debt is 70.6 million euro compared with 73.3 million euro at the end of 2006, in other words, a reduction of 2.7 million euro.

The result for the year has benefited from two unpredictable effects. The first, for around 3 million euro, was brought about by the reform of severance indemnities contained in the 2007 Budget Law. This led to the payment of new accruals to independent pension funds, which entailed a sharp drop in the actuarial value of the severance indemnity provision, which previously took future pay rises into account.
The second effect was the result of calculating the definitive price of the electricity produced and sold by the Silla 2 plant at the CIP 6 tariff in 2006. Even though a positive adjustment to this price was expected, the actual figure came to 4.5 million euro, compared with a budgeted amount of 2.6 million euro.

A significant part of this year's positive result is also due to a structural policy of cost control and reduction with development of the commercial activity, which continues satisfactorily thanks to the dedication of the entire Group structure. This dedication also made it possible not to change radically the amount of fees requested from the Municipality of Milan for providing the Company's institutional services in 2007 compared with the previous year.

Maintenance work was carried out on the Silla 2 plant during the second half of 2007 and the first two months of 2008 to introduce the "Denox" system, which is designed to lower emissions of nitric oxide and hydrochloric acid.
These works were completed ahead of schedule and the initial results are satisfactory in operating terms and in terms of the system's effectiveness.

With City Hall's agreement, a new campaign was launched during the second half of the year to promote free cleaning of graffiti on the walls of private buildings, as we did last year.

From May 1, 2007, Amsadue looks after cleaning the parks, gardens and green areas of the City of Milan, as well as coordinating maintenance of the greenery and other features of Milan's parks carried out by private firms appointed by the Municipality of Milan.

During the course of the year, the ground hygiene service was reorganised with a view to significantly improving the cleanliness of the city by carrying out more frequent street sweeping and extending the global sweeping service to replace the "protected itinerary" approach to street cleaning.

Capital expenditure during the period amounted to 31.8 million euro, the main items being the "DeNOx" system at the Silla 2 plant (6.4 million euro) and new vehicles (13 million euro).

The average equivalent number of employees was 3,464 compared with 3,325 the previous year.

The Silla 2 plant incinerated 450,000 tonnes of waste, producing around 376,000 MWh of electricity and generating 62,000 thermal MWh of heat for sale.

1. Operations

We collected 749,116 tonnes of refuse in Milan during 2007, an increase of 1% on 2006.
This resulted in a 6.1% increase in differentiated waste collection, which has now reached a level of 41.7%, calculated in accordance with article 205.2 of Legislative Decree 152/06 and the method approved by the Lombardy Region.
The total tonnage handled by the Company came to 890,252, an increase of 3.4% on 2006.

Milan's new refuse collection system has been up and running since March 2006. The productivity of the system was higher than the objectives set in the Service Contract for 2007. Efforts were made during the year to optimise itineraries and to balance the routes of mono-operators.

We continued to survey condominiums that do not have their own containers for the differentiated collection of paper and glass, analysing the sort of containers provided and identifying any problems of architectural barriers. The objective of this activity is also to encourage condominiums to provide their own containers, where possible, in order to reduce the number of kerbside bins, which are often used for unauthorised dumping; the number of bins was reduced during the second half from 42 (21 for paper and 21 for glass), in addition to the 168 (84 paper, 84 glass) already removed during the first half of the year. A total of 466 kerbside bins were still in operation in various parts of the city at December 31 (232 paper, 234 glass).

January 2007 saw the end of "dressing up" the rubbish collection bins for paper and glass throughout the city with adhesive film; the same had already been done for the collection and sweeping vehicles.

Maintenance of the 100 litre bins also continued in 2007; 3,500 bins went through complete regeneration, including the application of protective adhesive film showing the various seasons, with 1,250 ashtrays being added. During the second half of 2007 around 2,000 "dressed" bins were placed and the special grey bins used in the city centre were rationalised.

Guidelines were laid down for the design of a new ground hygiene plan that reflects various changes in the territory, the way different districts are used and the social composition of those who live or work there; this plan will be adopted throughout the city, starting in June 2008. The city is in constant evolution and this is forcing us to develop a new cleaning system that envisages flexible service models alongside the standard ones, which are tried and tested and, in any case, effective.

In addition to these elements, planning these services will also take account of the standard indicators that have become consolidated in recent years, such as customer satisfaction, complaints and quality control, as well as the indications coming from City Hall in the new Service Contract 2008-2010.

The main fields of intervention will be:

- more cleaning at week-ends with the hiring of part-time personnel;
- extension of the Global Sweeping approach up to 1,200 km;
- increase in Sensitive Areas;
- reorganisation of the emptying of rubbish bins;
- reorganisation of the Production functions.

A plan was tested during the week-ends in December for extra cleaning of high density shopping streets, with results that were much appreciated by shopkeepers and public alike. Given the excellent results, this service has been extended for the whole of 2008, without generating any increase in the cost of the Service Contract 2008-2010, thanks to reorganisation of the Ground Hygiene Plan.

Extra cleaning was also carried out in the Central Station area, especially in the side-streets nearby, based on the model adopted and tested during the visit of the BIE inspectors in October 2007.

Global Sweeping, which thanks to a specific patent taken out by Amsa is carried out in such a way that cars parked along the route can stay where they are while road sweeping is been performed, turned out to be more flexible than the traditional approach to sweeping foreseen in the previous Ground Hygiene Plan.

The initiative to finish cleaning 39 open markets an hour earlier is being continued; differentiated refuse collection of organic waste, wooden crates and cardboard is now carried out on an ongoing basis at the Fauchè and De Predis street markets. In Via Papiniano - Piazza Sant'Agostino a test was carried out to take away rubbish from five different collection points while the market was still in progress; the initial test was completed on September 30 and continued with a lower number of intermediate pick-ups until

December 31. We are now awaiting further instructions from the Municipality of Milan before continuing testing.

During the year, the operating standards laid down in the Service Contract 2007 were respected for all of the services provided; all the proper controls were carried out and no fines were inflicted. In particular, AMSA maintained the commitments it took on with the plans to reinforce cleaning services decided in 2006 and incorporated into the 2007 Contract for the following services:

- the cleaning of green area and flowerbeds in the Municipality of Milan, starting from May 2007;
- management and maintenance of the Automated Toilets in the Municipality of Milan, starting in August 2007;
- setting up traffic barriers and mobile signals in the Municipality of Milan, starting in June 2007;
- additional sweeping and washing of the area in front of the Central Station and side-roads nearby.

In 2007, 97 new refuse collection and ground hygiene trucks were brought into service, along with 157 vehicles for other uses. 117 vehicles were discarded as they were obsolete and another 89 were disposed of as their rental contract expired. Note that when choosing new vehicles we always devote a great deal of attention to the reduction of environmental pollution, in terms of both noise and emissions.

A customer satisfaction survey was carried out to assess how the public perceived the quality of our service. The results were substantially in line with those of the previous year.

The annual supervisory visit by the Certification Entity took place in April 2007, confirming the validity of the Environmental Management System according to the UNI EN ISO 14001:2004 standard for all sites and services of AMSA S.p.A.. In May 2007 AMSA S.p.A. achieved Quality Certification according to the requirements of the ISO 9001:2000 standard. Moreover, on 27 June 2007, AMSA S.p.A. was registered according to the EMAS (Eco-Management and Audit Scheme) scheme, for the Silla 2 waste incineration plant, in the "Disposal of solid waste, discharge waters and similar" and "Production and distribution of electricity, gas and heat" sectors.

As regards the subsidiary Amsadue S.r.l., following the annual supervisory visit in November, the Certification Entity confirmed the validity of the Integrated Quality and Environmental Management System according to the ISO 9001:2000 and ISO 14001:2004 standards.

The Quality Control methodology used for the operating services provided is based on a quantification of the rubbish collected after the teams have passed. This has become general practice and is also used for the controls carried out together with the Municipality of Milan. Visual controls continued during the second half of 2007 at the sites used for transshipment of the differentiated fractions of plastic and organic waste; the paper fraction was also included in the controls from October onwards.

The corporate system dedicated to the processing, valorisation and disposal of waste achieved production yields in line with or higher than the operating programmes for the period.

The Silla 2 plant incinerated 450,000 tonnes of waste, producing around 376,000 MWh of electricity and generating 62,000 thermal MWh of heat for sale.

The plant was one of those authorised to emit greenhouse gases, being listed at no. 144 in Decree DEC/RAS/2179/2004 and is included in the integration of the Assignment Plan for Italy in the EU's Emission Trading Directive February 24, 2006 saw publication of the Environmental Ministry's decree which contains the amount of the quotas assigned to this plant for the three years from 2005 to 2007, namely 44,509 tonnes per year. The actual emissions in 2007 were 6,546 tonnes of carbon dioxide for an equivalent number of quotas. In other words, during the period 2005-2007 the plant saved (or rather avoided) around 68,200 tonnes of carbon dioxide emissions. On February 29, 2008, the Environment Minister and the Minister for Economic Development approved the CO_2 quotas to be assigned for the period 2008-2012, accepting the request for Silla 2's waste incineration plant to be excluded from application of the Directive, while still including the district heating boiler to which quotas of 22 tonnes per year of CO_2 were assigned.

The "Maserati Light" selection plant processed around 107,400 tonnes during the year.

The glass selection plant at Muggiano processed around 68,000 tonnes of glass and aluminium.

The power and heat cogeneration plant at Gerenzano produced 12,446 MWh of electricity, 7.5% more than the programme.

At the Muggiano site, following the disposal of the composting plant, steps were taken to prepare spaces and equipment for the parks and gardens service and to increase the processing of bulky refuse.

As part of the demolition of the abandoned waste incineration plant in Via Zama and reclamation of the area, tests and analyses were carried out on the land. These gave

positive results and the risk analysis was subsequently communicated formally to the various entities involved. A service conference was held on July 16 to evaluate the risk analysis, after which further testing of the water-bearing stratum was requested with a positive outcome.

The contract was awarded for the demolition of the abandoned Silla 1 waste incineration plant, cleaning and restoration of the area, environmental reclamation and construction of a natural gas refuelling plant. The works were delivered on June 5.

In the Primaticcio department, the works to rearrange the new areas and buildings sold by the Municipality of Milan have been completed; as a consequence, the vehicles and activities that caused particular disturbance to the residents in the surrounding areas have now been relocated to these new deposits.

In the Olgettina department, on-site activities have begun for the reclamation of the strip of land that interests the Fondazione San Raffaele. As regards the other areas to be reclaimed, the risk analysis will be carried out now that the go-ahead has been received from the entities concerned to proceed according to Decree 152/06.

The works required to complete the waterproofing of the Gerenzano dump called Buca C were delayed yet again because of an intervention by Enel to lay a new cable duct, which crosses the road that needs to be asphalted. These works began on May 31, and were completed on June 25. The waterproofing firm recommenced work on July 2 and ended on October 30.

The works foreseen in the agreement with the Municipality of Gerenzano, which defines all of the obligations between the company and the town hall are continuing according to plan.

During the second half of 2007, the Personnel and Organisation function helped develop all of the activities involved in integrating Amsa as part of the A2A Group from an organisational, regulatory, administrative and industrial relations point of view. 2007 also saw the completion of the first phase of the project to classify the various work positions, the first step in an integrated system of development that will be applied.

Training expenditure in 2007 came to 0.3 million euro. Courses involved 1,465 participants for a total of 8,680 hours.

The activity of the Sales and Marketing department boosted the revenues of Amsa and its subsidiary Amsadue even more during 2007, thanks to new commercial agreements with third-party municipalities and private operators. Agreement was also reached with the Municipality of Milan for the activation of the barrier laying service from June 1, 2007 and the

automated toilet management and cleaning service from August 1, 2008. The second phase of the "I lav Milan" initiative commenced during the second half, making it possible to clean the graffiti on more than 7,300 buildings.

The service contracts between Amsadue S.r.l. and the Municipalities of Pero and Novate Milanese were renewed for another five years.

Amsa performed for the Municipality of Milan services regarding the various phases of reclamation of a number of contaminated sites, such as preparing technical reports, analyses, core boring and disposal. Milan City Hall also commissioned Amsa to remove asbestos from some large buildings that it owns.

In the IT field, various projects and interventions were carried out to comply with the commitment taken during the planning phase to consolidate the Company's technology infrastructure on an ongoing basis, so as to reinforce its applications and continue with the processes initiated in 2006 to optimise management of the development and production environments, as well as the through-put of releases of the main software applications, while maintaining suitable performances and taking into consideration a higher number of users.

We also carried out the activities involved in the change of corporate structure and integration with the new A2A Group, adopting the rules that a stock market listing entails and implementing application changes for the management of Amsa S.r.l., Amsa Holding, fixed asset management and maintenance for changes in operations software, so as to guarantee compliance with all statutory and fiscal requirements.

Amsatre S.r.l. performed environmental hygiene services for the municipalities surrounding Milan with its usual regularity, to the general satisfaction of its customers. During the year, the environmental services carried out for the Municipalities of Bresso and Novate were delegated by the parent company to Amsadue S.r.l. because of a restriction in Amsatre's articles of association that was subsequently removed on December 10, 2007; this restriction obliged Amsatre to carry out services only for municipalities that had special agreements with the Municipality of Milan under article 30 Law 267/2000, an approach that is no longer possible. Amsatre was again delegated to perform such services for these municipalities in 2008.

Amsadue S.r.l. achieved a considerable increase in revenues during the year (+84%), thanks above all to being delegated the services for the removal of graffiti on Milan's buildings, an increase in rubbish disposal services and delegation of new services under the contract with the Municipality of Milan, especially for cleaning the city's parks and green areas. Profitability

was lower than the previous year due to contingent factors, the cost of starting up new services and the low margins applied to the graffiti cleaning service, considering the promotional nature of the initiative, and to intermediation in rubbish disposal.

2. Capital expenditure

Total capital expenditure in 2007 amounted to 31.7 million euro, of which 23.1 million euro for the following innovative projects:

- 12.9 million for motor vehicles: we bought sixteen heavy 4.5 m^3 road sweepers, ten 5/6 m^3 road sweepers, eight 3-man 23 m^3 rubbish compactors, twenty 23 m^3 gas-driven rubbish compactors, eight 5-man 23 m^3 rubbish compactors, thirty-four 5 m^3 gas-driven tipper trucks, ten light 2 m^3 road sweepers and other kinds of service vehicles;
- 6.4 million for the "Denox" fume purification system for the Silla 2 plant;
- 3.0 million for various types of plant, including 1.1 million for a plant for processing road sweeping dust, located in Via Silla, 1.9 million for electromechanical works and generic installations for a new plant to process bulky refuse at Muggiano;
- 0.8 million for equipment to overhaul the turbine and generator of the Silla 2 waste incineration plant.

Maintenance expenditure came to around 8.6 million euro, including:

- 2.9 million for building and installation works in the departments;
- 1.6 million for the IT system;
- 0.7 million for the Silla 2 plant;
- 0.6 million for various containers;
- 0.3 million for sundry equipment, fixtures and fittings.

3. Costs and revenues

The following is an explanation of changes in the main income statement items between 2006 and 2007.

Municipal fees for institutional services (+7.1 million euro)

The change in this item is due to the following:

- appointment by the Municipality of Milan to clean the city's parks, gardens and green areas (+6.4 million euro) with a three-year contract that began in May;

- an increase (+0.7 million euro) due to lower equalisations in favour of the Municipality of Milan in application of the service contract, as well as a greater number of extra services.

Commercial services rendered to the Municipality (–4.2 million euro)

This decrease was brought about by the lack of the amount charged to the Municipality of Milan for snow clearing in 2006 (-8.0 million euro), partially offset by an increase (+3.8 million euro) in the contributions received for the extraordinary promotional campaign to remove the graffiti from Milan's buildings. The fees for institutional services include an amount of 1.5 million euro to pay for the emergency snow clearance service.

Sale of electricity and heat (+0.5 million euro)

The amount of revenues for the electricity sold at the CIP 6 tariff was adjusted by a specific provision of 4.7 million euro, given the expectation of a lower definitive price compared with the one applied on account, as a consequence of the instructions contained in the Budget Law 2008 on this matter.
There was a slight reduction in the amount of electricity produced (–0.6%) and an increase in the heat sold (+29%).

Other commercial revenues (+8.3 million euro)

Higher revenues were earned for the quantities of solid urban waste (SUW) disposed of for third parties (+5.3 million euro), as well as the sludge produced by the Nosedo purification plant (+0.1 million euro). Revenues from the sale of materials from differentiated rubbish collection increased by around 1 million euro thanks to the higher quantities collected and an increase in CONAI contributions.
Sundry sales also went up (+1 million euro), as did services rendered to private individuals (+0.9 million euro).

Other revenues and income (–1.5 million euro)

There are differences between the two periods in reimbursements for insurance claims (+0.2 million euro) and in gains realised on the disposal of fixed assets and sundry rebates (-0.3 million euro).

There has been an increase (+0.9 million euro) in the penalties charged to suppliers, whereas there has been a distinct decline in out-of-period income (-2.1 million euro).
This item also includes a negative change (-0.2 million euro) in the sale of green certificates due to a reduction in market prices.

Raw, ancillary and consumable materials (+0.6 million euro)

2007 saw a significant drop in purchases of plant spare parts and purchases of salt and melting agents were virtually eliminated, whereas there has been a slight increase in purchases of diesel fuel for trucks and chemical reagents.
Inventories show an overall decrease in their balance sheet value of 0.1 million euro, this being the net of an increase in plant and motor vehicle spare parts and in equipment for operating services of 0.8 million euro less additional obsolescence of 0.9 million euro, concentrated mainly in the stock of spare parts for the Silla 2 waste incineration plant.

Transport and disposal expenses (+4 million euro)

The higher quantity of SUW disposed of (+28,800 tonnes) led to a proportional increase in costs.
There have been increases in costs for the third-party treatment of the sludge coming from the Nosedo purification plant due to an increase in prices compared with 2006, and for the disposal of incineration residues.

Other third-party services (-4.4 million euro)

The principal changes in this item are attributable to the following:

- lower costs for the snow clearing service (-9 million euro);
- higher costs for the graffiti cleaning service (+5.1 million euro) as a result of the promotional campaign held in the second half of the year;
- higher costs for outsourced services, insurance and security guards (+0.7 million euro).

Maintenance and repairs (-0.5 million euro)

Lower costs (-0.3 million euro) for the external maintenance of the Silla 2 waste incineration plant, as with the other plants (-0.1 million euro).

Maintenance also cost less on buildings and equipment (-0.3 million euro) and for the heat contract (-0.2 million).
On the other hand, there was an increase (+0.3 million euro) in maintenance costs for motor vehicles, due to an increase in the pool of vehicles for the new services assigned to the Company, as well as for hardware and software (+0.1 million euro).

Use of third-party assets (+0.8 million euro)

Rental and lease expenses are up due to the start-up requirements of the contract for cleaning the city's parks and gardens.

Other operating costs (+1 million euro)

These are up because of the recalculation of the areas and buildings that are taxable for ICI purposes, together with higher losses on the disposal of fixed assets.

Labour costs (+1 million euro)

The average equivalent number of Group employees was 3,464 compared with 3,325 in 2006, an increase of 139 to cover the parks and gardens service, as well as the new services assigned during the year.
Total labour cost in 2007 amounted to 157.8 million euro.
The lower charges for severance indemnities are due to the impact on the income statement of the "curtailment effect" for around 3 million euro as a consequence of the actuarial valuation of severance indemnities following the reform.

Depreciation and amortisation, provisions and writedowns (+3.2 million euro)

The depreciation, amortisation, provisions and writedowns relating to 2007 amount to 34.7 million euro and are well up on 2006 (+10.3%).

This trend was brought about mainly by a change in the estimated useful life of the Silla 2 plant and by the application of the "component approach" to certain parts of it; this led to a negative balance for the year of around 1.7 million euro.

Doubtful accounts were also written down by a total of 1 million euro.

The provisions for risks set aside during the year amount to a total of 2.4 million euro, consisting principally of an additional provision of 1.8 million euro for a reassessment of the risk of losing the appeal against a tax assessment issued by the Fiscal Police in March 2006 and the risk of losing certain employment-related lawsuits for 0.6 million euro.

Provisions for charges of 2.8 million euro are made up of 2.4 million euro for a probable liability relating to a one-off payment under the labour contract calculated on the basis of an intermediate hypothesis compared with the requests of the trade unions, and 0.3 million euro for commitments to cancel graffiti from private buildings.

Financial income and charges (+1.4 million euro)

The positive trend in this item is due to booking 1.2 million euro more actuarial gains to the income statement than in 2006, together with a lower impact of financial charges on the Silla 2 mortgage in accordance with the repayment plan.

Income taxes (+3.9 million euro)

This item is directly affected by the increase in taxable income for IRES purposes (+2.7 million euro of higher tax) and the decrease in taxable income for IRAP purposes (-0.2 million euro), together with the adjustment of deferred tax assets and liabilities to the lower tax rates introduced from January 1, 2008, which had a negative net effect of 1.1 million euro.

4. Result of the subsidiaries

The result of Amsadue S.r.l. comes to 0.7 million euro, which has to be considered more than satisfactory given the new tasks assigned to it by the parent company.
Revenues increased by 84% compared with 2006, going from 21.7 million euro to 40 million euro.
Most of the increase in revenues (+13.3 million euro) came from low-margin services, such as the cancellation of graffiti from private buildings and the parks and gardens service.
The margin provided by the contracts with neighbouring municipalities was substantially absorbed by the valuation of the long-term contract for cleaning graffiti from municipal buildings and the services rendered to the parent company with a minimal adjustment to the agreed fees.

EBITDA for the period rose by 4%, coming in at 3.7 million euro compared with 3.5 million euro in 2006.

EBIT amounts to 2.6 million euro compared with 2.9 million euro in 2006.

The pre-tax result amounts to 2.5 million euro, lower than last year's figure of 2.9 million euro.

The average equivalent number of employees was 476 compared with 284 in 2006.

In 2007, new services were added to the ones already assigned by the parent company, particularly the cleaning of parks and gardens.

The following is a list of the company's main activities:

- *graffiti cleaning service:* in 2007 Amsadue was asked to carry out initial cleaning on a further 9,790 m^2 of municipal buildings, on which it performed definitive cleaning of 24,003 m^2 compared with 17,505 m^2 in 2006. The initial cleaning of graffiti from private buildings went from 63,393 m^2 in 2006 to 83,813 m^2 in 2007. The surface areas involved in the maintenance service under a fixed retainer went from 323,081 m^2 in 2006 to 855,002 m^2 in 2007;
- *parks and gardens:* this service began in May 2007, a new and important task assigned by the Municipality of Milan. In 2007, 3,933 tonnes of rubbish of various kinds were removed and 1,517 rainwater drain wells were purged and cleaned;
- *tree-lined avenues:* the tree-lined avenue service, previously carried out by AMSA S.p.A., was assigned to Amsadue during the first half of 2007;
- *Milan Sport:* this service, assigned by Milan Sport S.p.A., currently provides for the cleaning of eight sports centres and swimming pools. It was assigned by the parent company to Amsadue from June 2007 and to date 2,041 intervention cycles have been carried out, collecting 227 tonnes of rubbish and purging and cleaning 404 drain wells;
- *Municipality of Bresso:* the special agreement between the Municipality of Bresso and the Municipality of Milan for the assignment of the rubbish collection and street sweeping service to Amsatre expired on December 31, 2006. The contract was renewed directly between AMSA S.p.A. and the Municipality of Bresso for another five years, assigning the work to Amsadue, given the restrictions in Amsatre's articles of association. During 2007, 10,327 tonnes of rubbish were collected, including 189 tonnes from street sweeping. The level of differentiated waste collection came to 60%;
- *Novate Milanese:* during the second half of 2007, 4,536 tonnes of rubbish were collected, including 75 tonnes from street sweeping. During the whole of 2007, 9,381 tonnes of rubbish were collected, including 175 tonnes from street sweeping. The level of differentiated waste collection came to 68%;

- *weeding:* in 2007, 10,950 kilometres were treated mechanically or with chemicals as part of the removal of weeds from the city's pavements, compared with 8,955 kilometres the previous year; in 2006, this service was started up in mid-February;
- *rapid intervention unit:* this service commenced in the second half of 2006. In 2007, 12,981 objects of various kinds weighing a total of 2,109 tonnes were removed during 3,164 interventions;
- *delivery and repairs of rubbish bins:* as part of this service, the number of ordinary maintenance cycles went from 444 to 549 and extraordinary maintenance repairs went from 8,363 interventions to 10,843, maintaining the required standard, taking action within 24 hours of a problem being reported;
- *setting up traffic barriers and mobile signals:* from June 1, 2007, the Municipality of Milan assigned this service to AMSA S.p.A.. It consists of setting up and removing mobile traffic barriers and street signs according to City Hall's requests;
- *removal of bulky waste:* 102,432 kerbside interventions were carried out in 2006; 107,432 in 2007; home interventions, on the other hand, went from 642 to 709, in addition to 403 interventions for durable goods; the total quantity collected went from 8,209 to 8,443 tonnes.

The result of Amsatre S.r.l. in 2007 was a profit of 0.3 million euro compared with 0.6 million euro in 2006, restated on the basis of the accounting standards of the parent company A2A S.p.A..

In 2007, the company managed refuse collection, street sweeping and municipal recycling services in the following municipalities:

- *Novate Milanese:* the municipality has a surface area of 5.47 Km^2 with 19,889 inhabitants. During the second half of 2007, 4,845 tonnes of rubbish were collected, including 100 tonnes from street sweeping. The level of differentiated waste collection came to 68%; Since July 2007, the refuse collection and street sweeping service has been provided by Amsadue;
- *Pero:* the municipality has a surface area of 5.0 Km^2 with 10,373 inhabitants. During 2007, 7,458 tonnes of rubbish were collected, including 370 tonnes from street sweeping. The level of differentiated waste collection came to 50%;
- *Segrate:* the municipality has a surface area of 17.44 Km^2 with 33,199 inhabitants. During 2007, 23,805 tonnes of rubbish were collected, including 451 tonnes from street sweeping. The level of differentiated waste collection came to 37%;
- *Settimo Milanese:* the municipality has a surface area of 10.84 Km^2 with 17,134 inhabitants. During 2007, 10,564 tonnes of rubbish were collected, including 344 tonnes from street sweeping. The level of differentiated waste collection came to 49%;

- *Trezzano S.N.:* the municipality has a surface area of 10.8 Km^2 with 18,114 inhabitants. During 2007, 12,010 tonnes of rubbish were collected, including 645 tonnes from street sweeping. The level of differentiated waste collection came to 52%;
- *Basiglio:* the municipality has a surface area of 8.45 Km^2 with 8,336 inhabitants. During 2007, 3,816 tonnes of rubbish were collected, including 67 tonnes from street sweeping. The level of differentiated waste collection came to 35%.

Capital expenditure for the period amounted to 0.1 million euro for the purchase of a car-lift truck.

The average equivalent number of employees was 128, 30 fewer than in 2006.

Revenues therefore fell by 20% on the previous year, going from 11.6 million euro to 9.6 million euro.

EBITDA for the period fell by 21%, coming in at 1.9 million euro compared with 2.4 million euro in 2006.

EBIT amounts to 0.8 million euro compared with 1.3 million euro in 2006.

The pre-tax profit amounts to 0.7 million euro, lower than last year's figure of 1.3 million euro.

5. Research and development

The Group does not have an R&D department.

6. Financial risks

With reference to the information provided in note 8 of the notes regarding the parent company's purchase of a derivative (IRS) to hedge the interest rate risk on its floating-rate mortgage (6-month Euribor/360 days) stipulated with MCC S.p.A. for the loan financing the Silla 2 waste incineration plant, we would like to point out that there are no other significant risks linked to interest rate trends nor other kinds of financial risks related to the loans and investments currently outstanding.

7. Other information

Organisational model as per Legislative Decree 231

One of our main commitments has been to define a suitable structure to match the responsibilities that the Company has to bear in providing a number of important community services.
With the help of the Internal Audit function, we revised and updated the organisational model based on Decree 231 with a view to preventing certain kinds of crimes, a supervisory body has been appointed and training sessions have been held for employees.

Related party transactions

Transactions by AMSA S.p.A. with related parties as defined by IAS 24 mainly concern the provision of services with the parent entity, the Municipality of Milan, and with the companies that it controls, directly or indirectly. All such transactions form part of normal operations and are settled at market conditions.

Declaration in accordance with Legislative Decree 196/2003

The Chairman, as the person in charge of handling personal data, hereby declares that AMSA S.p.A. has prepares a Security Planning Document pursuant to Legislative Decree 196/2003.

Safety and Hygiene in the workplace

In accordance with the provisions of Legislative Decree 626/94, the Company has introduced the role of the Person in charge of Personnel Prevention and Protection, which ensures implementation of all current requirements, in particular accident prevention and related training.

The Risk Assessment Document has been prepared as required by law.

8. Subsequent events

On January 1, 2008, Amsa Holding S.p.A. was merged with AEM S.p.A., which then changed its name to A2A S.p.A..

9. Outlook for operations

During the current year, the AMSA Group will be heavily involved in integrating its operations with those of the A2A Group. The new group has now created an environmental business that is the largest in Italy, able to create synergies, opportunities to expand the market and to raise its overall know-how with positive fall-out for the quality and value-for-money of the services on offer and for the environmental system as a whole.

Operating activities will also be concentrated, as usual, in the management of service contracts with the Municipalities that we serve and in the completion of the plant infrastructure needed to get the best value out of the waste collected.

The Service Contract with the Municipality of Milan has been renewed for the three year period 2008-2010 after changing it radically in the way that fees are calculated and in the way that performance is evaluated. The structure will pursue not only compliance with our contractual obligations, but also an improvement in the quality of the services rendered, street sweeping in particular, aiming for higher efficiency and productivity.

During 2008, the plant at Muggiano for processing bulky refuse will enter service. Work will also commence on the construction of a plant for processing street sweeping dust, as will the activities required to build an "oven-ready" glass production plant together with an industrial partner.

The Group is also heavily involved in launching a project to build a new waste incineration plant, so as to ensure that the City and Province of Milan will be completely self-sufficient in its capacity to dispose of its rubbish.

0.2 Consolidated financial statements

Balance sheet

Assets

Thousands of euro	Notes	2007	2006 *Restated (*)*
NON-CURRENT ASSETS			
I. Property, plant and equipment	5	229,040	272,103
II. Investment property		-	-
III. Intangible assets	6	3,679	4,305
IV. Investments valued at equity		-	-
V. Other non-current financial assets	7	-	7,894
VI. Non-current derivatives	8	402	179
VII. Deferred tax assets	9	16,575	18,875
VIII. Other non-current assets		-	-
Total non-current assets		**249,696**	**303,356**
CURRENT ASSETS			
I. Inventories	10	5,435	5,501
II. Trade receivables	11	140,657	133,225
III. Other current assets	12	4,094	6,019
IV. Current financial assets	13	4,020	267
V. Current derivatives		-	-
VI. Current tax assets	14	242	-
VII. Cash and cash equivalents	15	695	943
VIII. Assets held for sale		-	-
Total current assets		**155,143**	**145,955**
NON-CURRENT ASSETS HELD FOR SALE		**-**	**-**
TOTAL ASSETS		**404,839**	**449,311**

(*) See note 1b).

Equity and liabilities

Thousands of euro	Notes	2007	2006 *Restated (*)*
EQUITY			
I. Share capital	16	52,169	96,430
II. (Treasury shares)		-	-
III. Reserves	16	21,926	19,545
IV. Net profit (loss) for the year	16	5,570	3,696
Total equity		**79,665**	**119,671**
NON-CURRENT LIABILITIES			
I. Financial liabilities - non-current portion	17	54,296	68,845
II. Non-current derivatives		-	-
III. Deferred tax liabilities	18	10,784	11,578
IV. Employee benefits	19	66,840	74,758
V. Provisions for risks and charges	20	26,657	26,411
VI. Liabilities for refuse dumps	21	10,479	10,543
VII. Other non-current liabilities	22	186	183
Total non-current liabilities		**169,242**	**192,318**
CURRENT LIABILITIES			
II. Trade payables	23	87,680	79,341
III. Other current liabilities	24	43,715	43,259
IV. Financial liabilities - current portion	25	21,446	13,725
V. Current derivatives		-	-
VI. Tax liabilities	26	3,091	997
Total current liabilities		**155,932**	**137,322**
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-
TOTAL EQUITY AND LIABILITIES		**404,839**	**449,311**

(*) See note 1b).

Income statement

Thousands of euro	Notes	2007	2006 Restated (*)
REVENUES			
I. Revenues from sales and services	27	321,017	309,267
II. Other operating income	28	8.776	10,307
Total revenues		**329.793**	**319.574**
OPERATING COSTS			
I. Raw, consumable materials and finished products	29	16,370	15,736
II. Other operating costs	30	93,098	92,130
Total operating costs		**109,468**	**107,866**
Labour costs	31	**157,867**	**156,880**
Gross profit from operations		**62,458**	**54,828**
Depreciation and amortisation, provisions and writedowns	32	**34.732**	**31,482**
Net profit from operations		**27,726**	**23,346**
FINANCIAL INCOME AND CHARGES			
I. Financial income	33	3,355	2,462
II. Financial charges	33	7.700	8,197
III. Gains and losses on valuation of investments at equity		-	-
Total financial costs		**(4.345)**	**(5.735)**
PROFIT BEFORE TAX		**23,381**	**17,611**
Income tax expense	34	17,811	13,915
Net profit (loss) from continuing operations		5.570	3,696
Net result from non-current assets sold or held for sale		-	-
Net profit (loss)		5.570	3,696
Minority interests		-	-
NET RESULT OF THE GROUP		**5.570**	**3,696**

Thousands of euro **Earnings per share (in euro)**	**Notes**	**2007**	**2006** *Restated (*)*
I. Basic earnings per share		0,58	0,38
II. Basic, from continuing operations		0,58	0,38
III. Diluted earnings per share		0,58	0,38
IV. Diluted, from continuing operations		0,58	0,38

(*) See note 1b).

Cash flow statement

Thousands of euro	Notes	2007	2006 *Restated (*)*
OPENING CASH AND CASH EQUIVALENTS		943	30,652
Operating activities			
Net profit for the year	16	5,570	3,696
Non-monetary flows			
Amortisation of intangible assets	32	1,614	1,737
Depreciation of property, plant and equipment	32	26,954	24,697
Change in employee benefits	19	(7,918)	305
Change in other provisions	20,21	182	(4,612)
Deferred tax assets	9	2,277	281
Deferred tax liabilities	18	(781)	552
Changes in working capital			
Change in trade receivables	11	(7,432)	(41,639)
Receivables for income taxes	14	(242)	176
Other current assets	12	1,925	(491)
Change in inventories of materials	10	66	(1,949)
Change in trade payables	23	8,339	10,167
Income tax expense	26	2,094	847
Other current liabilities	24	456	7,808
Other non-current liabilities	22	2	-
Future net cash flows from operating activities		**33,106**	**1,574**
Investment activities			
Capital expenditure in property, plant and equipment	5	(29,310)	(14,954)
Sale investment property		-	-
Capital expenditure in intangible assets	6	(985)	(1,373)
Property, plant and equipment sold	5	632	351
Change in investments		-	-
Intangible assets sold		-	-
Purchase of treasury shares		-	-
Sale of treasury shares		-	-
Future net cash flows absorbed by investment activities		**(29,663)**	**(15,976)**
Free cash flow		**3,443**	**(14,402)**

Thousands of euro	Notes	2007	2006 *Restated (*)*
Financing activities			
Financial liabilities	17,25	(6,755)	(13,004)
Assets for financial derivatives	8	(223)	(179)
Financial receivables (other non-current assets and current financial assets)	7,13	4,141	261
Changes in shareholders' equity	16	150	121
Dividends paid	16	(1,004)	(2,506)
Future net cash flows absorbed by financing activities		**(3,691)**	**(15,307)**
Change in liquid funds		**(248)**	**(29,709)**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		**695**	**943**

(*) See note 1b).

Statement of recognised income and expense

Thousands of euro	Notes	12 31 2007	12 31 2006 *Restated (*)*
Change in fair value of derivatives	16	150	120
Income and expense recognised directly in equity	16	**150**	**120**
Net profit for the period	16	**5,570**	**3,696**
Total income and expense for the period recognised in the financial statements	16	**5,720**	**3,816**
Attributable to:			
Portion pertaining to the Group		5,720	3,816
Portion pertaining to minority interests		-	-

(*) See note 1b).

0.3

Notes to the consolidated financial statements

Basis of preparation

Contents of the financial statements, compliance and presentation currency

The consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with the international financial reporting standards (IAS/IFRS) issued by the IASB, as approved by the European Union. The expression IAS/IFRS means IFRS (International Financial Reporting Standards) and IAS (International Accounting Standards), as integrated by the interpretations issued by the IFRIC (SIC/IFRIC).

The consolidated financial statements agree with the balances on the books of account, which have been kept regularly, and are for the period January 1, 2007-December 31, 2007.

These consolidated financial statements are expressed in thousands of euro, unless stated otherwise, and consist of:

- Balance sheet;
- Income statement;
- Statement of recognised income and expense;
- Cash flow statement;
- Notes.

Following the merger of the parent company Amsa Holding S.p.A. with A2A S.p.A. (formerly AEM S.p.A.) with effect from January 1, 2008, the draft consolidated financial statements were approved by the Management Board of the merging company A2A S.p.A. on March 27, 2007. The final version of the consolidated financial statements will be published once they have been approved by the boards of A2A S.p.A. as required by law and the articles of association.

Format of the financial statements and basis of preparation

The Company presents its income statement according to the nature of the items, as this is considered more representative than other permitted forms.

The balance sheet distinguishes between current and non-current assets and liabilities.
The cash flow statement has been prepared according to the indirect method.
As regards equity, the Company has prepared a statement of recognised income and expense, whereas at December 31, 2006 it presented a statement of changes in equity This change has been introduced to improve the presentation of the gains and losses deriving from the fair value measurement of derivatives that are recognised directly in equity.
These consolidated financial statements have been prepared on a historical cost basis, except for the assets described in the section entitled "Accounting policies".

These consolidated financial statements at December 31, 2007 use the same formats, methods of presentation and classification of the A2A Group, the new group to which it now belongs. The AMSA Group has therefore restated and reclassified the comparative figures for the previous year (January 1-December 31, 2006) on the same basis. As regards the balance sheet, the principal changes involve separate disclosure of liabilities for refuse dumps, previously included in provisions, and the classification of current provisions which are now show in other current liabilities. As regards the income statement, the principal changes relate to the disclosure of gross profit from operations (EBITDA) and the reclassification of provisions for waste backlog disposal costs from provisions to other operating costs.

The accounting policies explained below have been applied consistently in all of the periods included in these consolidated financial statements. In this connection, it is worth mentioning that in the consolidated financial statements at December 31, 2007 the AMSA Group changed its policy for the presentation of capital grants and for the way it books actuarial gains and losses on employee benefits, again to bring it into line with the accounting policies of the A2A Group. The Company now shows capital grants as an adjustment to the book value of the assets concerned, rather than as deferred income. Actuarial gains and losses on employee benefits are now booked to the income statement (under financial income/charges) rather than to equity. The effects of applying these new accounting policies retroactively are explained in the notes on the items concerned, as well as in the statement of changes in equity.

For further details, please see the reconciliation between the 2006 figures published previously and those restated in these financial statements for comparative purposes (note 39).

Scope of consolidation

The 2007 consolidated financial statements of the Amsa Group include the financial statements at December 31, 2007 of Amsa Holding S.p.A., the parent company with registered office in Milan, and those of its wholly owned subsidiaries held directly or indirectly by the parent company (line-by-line consolidation):

- Amsa S.r.l. (now AMSA S.p.A.), incorporated on October 22, 2007, to which all of the parent company's assets and liabilities were transferred by a deed of conferral with effect from December 1, 2007, excluding certain tax debits and credits and "non-duplicatable" capital endowments;
- Amsadue S.r.l. (with registered office in Milan), incorporated on April 11, 2001 after approval had been given by the City Council on February 12, 2001;
- Amsatre S.r.l. (with registered office in Milan), incorporated on April 11, 2001 after approval had been given by the City Council on February 12, 2001.

As regards Amsadue S.r.l. and Amsatre S.r.l., the consolidation includes their draft financial statements, which have been approved by their Boards of Directors. As for Amsa S.r.l. (now S.p.A.), the consolidation includes its income statement for the period October 22, 2007-December 31, 2007 as approved by its Board of Directors.
Lastly, as regards the parent company Amsa Holding S.p.A., following its merger, the consolidation includes its draft separate financial statements, which have been approved by the Management Board of A2A S.p.A..

As mentioned earlier, with effect from December 27, 2007, the parent company Amsa Holding S.p.A. spun off its "non-duplicatable" capital endowments to M.I.R. S.r.l., which is wholly owned by the Municipality of Milan. For further information on this non-recurring event, please refer to note 4 and to the notes on the individual asset and liability items involved in the spin-off.

Use of estimates

Preparing consolidated financial statements and notes in compliance with IFRS involves making estimates and assumptions, especially to determine the value of assets and liabilities in the event that these cannot be easily deduced from other sources. Estimates are used for items such as depreciation and amortisation, asset writedowns, employee benefits, taxes and provisions for risks and charges.
Estimates and related assumptions are based on prior experience and other factors that are considered reasonable; they are periodically reviewed and if this leads to changes, the effects

are immediately recognised to the income statement. Given that they are estimates, the actual results may differ from those reported here.

Except for the matters discussed below, when preparing these consolidated financial statements the important evaluations made by management in applying Group accounting policies and the principal sources of uncertainty in estimates are the same as those applied when preparing the consolidated financial statements at December 31, 2006.

Management revised the following estimates during the year:

- the useful life of the Silla 2 waste incineration plant and related buildings and machinery, which also meant recalculating the costs involved in dismantling them;
- the actuarial assumptions underlying the valuation of employee benefits;
- the assumptions underlying the estimate of the risk provisions relating in particular to tax litigation and employment disputes.

Consolidation principles

Subsidiaries

Subsidiaries are entities that are under the Company's control. Control exists when the Company has the power to decide, directly or indirectly, the financial and operating policies of an entity in order to obtain the benefits deriving from its activities. When assessing whether or not control exists, potential voting rights that can be effectively exercised or converted are also taken into consideration. The financial statements of the subsidiaries are included in the consolidated financial statements from the moment when the parent company begins to exercise control, up to the date on which this control ceases to exist. There were no minority shareholders at December 31, 2006, nor at December 31, 2007.

Consolidation eliminations

When preparing the consolidated financial statements, all intercompany balances, transactions, revenues and costs are eliminated.

Any unrealised profits on transactions with other companies included in the consolidation are eliminated in proportion to the Group's interest in the company concerned. Unrealised losses are eliminated in the same way as unrealised profits, but only if there is no sign of impairment.

Accounting policies

The accounting policies adopted for the more important items in the financial statements are as follows:

Property, plant and equipment

Assets belonging to the category of property, plant and equipment (land and buildings, plant and machinery, industrial and commercial equipment, other assets and construction in progress) are shown at historical cost, net of accumulated depreciation and any impairment losses. Cost includes:

- the purchase price of the asset, including any import duty and purchase taxes that cannot be recovered, after deducting any commercial discounts and allowances;
- any costs directly attributable to the asset to bring it to the place and condition necessary for it to function in the way intended by management;
- an initial estimate of the costs involved in dismantling and removing the asset and making the area safe.

If an asset included in property, plant and equipment is made up of various elements with different useful lives, these elements are accounted for separately (under the so-called "Component Approach").

Considering the probability that the future benefits deriving from the cost incurred to replace an element of property, plant and equipment will go to the Group and the cost of the element can be determined with a certain reliability, the cost is capitalised as an increase in the value of the element to which it relates. All other costs are booked to the income statement in the period when they are incurred.

Depreciation is charged to the income statement on a straight-line basis over the useful life of each component of property, plant and equipment. Land is not depreciated. Depreciation methods, useful lives and residual values are reviewed at least once every twelve months.

Capital grants

If there is reasonable certainty that the grants will be received and that the Company will comply with all of the conditions, government grants are initially recognised as an adjustment to the cost of the asset concerned. Grants are then systematically booked to the income statement as a reduction in the annual depreciation charge over the useful life of the asset.

Intangible assets

Intangible assets bought or produced internally by the Group are shown at cost, net of accumulated amortisation and any impairment losses.

Subsequent expenses on intangible assets that have already been capitalised are only booked as an increase in cost when they can be expected to increase the future economic benefits attributable to the asset concerned. All other subsequent expenses are booked to the income statement in the period when they are incurred.

Amortisation is charged to the income statement on a straight-line basis over the useful life of the intangible assets, except for goodwill and those with an indefinite useful life which are not amortised; instead, the Group periodically tests them for impairment. An impairment test is in any case performed at the end of each accounting period. Intangible assets with a definite useful life are amortised from the moment that they are available for use.
Their useful lives have been estimated as follows:

- Software 5 years

Trade and other receivables

Trade and other receivables are accounted for at amortised cost, net of any impairment losses.
Contract work in progress is accounted for on a stage of completion basis according to the actual costs incurred.

Inventories

Inventories are shown at the lower of purchase cost and net realisable value, which reflects their replacement cost based on market trends.

The cost of inventories, calculated according to the weighted average cost method, includes the purchase cost and any other costs incurred to bring them to their current place and condition.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and current account balances.

Asset writedowns

At each balance sheet date, the Group submits all of its assets to an impairment test, with the exception of inventories, deferred tax assets, non-current assets held for sale and financial assets accounted for under IAS 39. If such testing reveals that an asset has suffered impairment, i.e. a loss in value, the Group estimates its recoverable value.
If the value of an asset or of a cash generating unit exceeds its recoverable value, the Group recognises the loss through the income statement.

Impairment losses

Losses in the value of cash generating units (CGUs) are initially deducted from any goodwill allocated to the CGU (or group of CGUs) and then to any other assets of the CGU (or group of CGUs) in proportion to the book value of each asset making up the CGU (or group of CGUs).

Calculation of recoverable value

The recoverable value of an asset is the higher of its net realisable value (fair value) and its value in use. To determine value in use, the estimated future cash flows are discounted to their present value by using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the asset does not generate inward cash flows that are prevalently independent, the recoverable value is related to the CGU to which it belongs.

Writebacks

With the exception of goodwill, a loss in the value of an asset is written back when it is obvious that there is no longer any loss in value or when there has been a change in the assumptions used to estimate the recoverable value.
The book value after reinstating the loss in value must not exceed what the book value would have been (net of depreciation or amortisation) if the loss had never been booked.

Financial assets

Financial assets held to maturity are recognised at amortised cost, applying the effective interest rate method, net of any impairment losses.

Assets held for sale are shown at fair value. Gains or losses that arise on measurement of fair value at the balance sheet date are booked to an equity reserve and subsequently transferred to the income statement at the time that the gain or loss is realised.

Financial instruments

Derivatives are classified as hedges if they are stipulated in accordance with the Company's interest rate risk management policies and comply with the requirements of the accounting standard on hedge accounting.
Hedging derivatives stipulated by the Group that are considered cash flow hedges are accounted for as follows: the effective portion of any changes in fair value are recognised as a financial asset or liability with the contra-entry going to a specific equity reserve, whereas any ineffective portion is booked directly to the income statement when realised.

Financial liabilities

Financial liabilities are recognised at amortised cost, adjusted for any costs directly linked to the acquisition, recognising any differences between the cost and redemption value in the income statement over the duration of the liabilities, according to the effective interest rate method.

Employee benefits

Following the changes made to the rules governing severance indemnities by Law 296 of December 27, 2006 and subsequent decrees and regulations (the so-called "Pension Reform") issued during the first few months of 2007, the Group adopted the following accounting treatment:

- the severance indemnities accrued up to December 31, 2006 as well as the so-called "loyalty bonus" are considered defined-benefit plans under IAS 19. The Group's net obligation deriving from defined-benefit plans is calculated separately for each plan, estimating the amount of the future benefit that employees have accrued in exchange for the services they have rendered during the current and prior years; this benefit is then discounted to calculate its present value. The discount rate used is the yield at the balance sheet date on primary bonds with maturities similar to the due dates of the Group's obligations. This calculation is carried out by an independent actuary using the projected unit credit method. Given the changes introduced by the reform, the element linked to expected future pay rises has been excluded from the actuarial calculation of severance indemnities from January 1, 2007. Any actuarial gains and losses that arise on assessing the Group's obligation are booked directly to the income statement under "financial income and charges";
- the severance indemnities accruing from January 1, 2007 onwards are considered a defined-contribution plan, so the contributions accrued during the period are all recognised as a cost and shown as a payable under "other current liabilities", after deducting any contributions already paid over.

The difference that arose on recalculating the amount of severance indemnities accrued up to December 31, 2006, based on the changes introduced by the Pension Reform, was all booked to the income statement as part of "labour cost: severance indemnities".

Provisions for risks and charges

The Group sets up a balance sheet provision when:

- it has taken on an obligation (legal or implicit) as the result of a past event;
- it is probable that an outlay of resources will be necessary to produce the economic benefits needed to meet the obligation and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is significant, the amount of the provision is represented by the present value of the estimated future cash flows discounted at a pre-tax interest rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Reorganisations

The Group sets up a provision for reorganisations when it has developed a detailed formal reorganisation plan and this has been commenced or announced publicly.

Site reclamation

If land is contaminated, a reclamation provision is set up, based on the best estimate of the cost involved.

Revenues

Revenues from the sale of goods are recognised in the income statement when all of the significant risks and benefits of ownership of the goods have been transferred to the buyer. Revenues for services rendered are recognised in the income statement according to their stage of completion at the balance sheet date. The stage of completion is assessed on the basis of measurements of the work performed. Revenues are not recognised when there is uncertainty about the recoverability of the amount concerned, or about the related costs or the possible restitution of the goods, or if management continues to exercise the usual ongoing use of the asset that is normally associated with ownership.

If there is reasonable certainty that they will be received, government operating grants are booked to the income statement under 'other operating income' so as to match them with the operating costs that the grants are meant to offset.

Financial income and charges

Net financial charges include loan interest calculated at the effective interest rate.
Interest income is booked to the income statement on an accrual basis using the effective interest rate method.

Income taxes

The tax charge for the period includes both current and deferred taxation Income taxes are booked to the income statement, except for those on transactions recorded directly in equity, in which case the tax is also booked to equity.

Current taxes are an estimate of the income taxes due based on the taxable income for the period, current tax rates or those substantially in force at the balance sheet date, and any prior year adjustments.
Deferred taxes are provided for according to the liability method, calculating the temporary differences between the book values of assets and liabilities shown in the balance sheet and their equivalent values for tax purposes, except for any temporary differences booked on initial recognition of goodwill, initial recognition of assets or liabilities that do not affect either book profit or taxable income and any differences relating to investments in subsidiaries for which it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets and liabilities are measured at the tax rates that are expected to be applicable during the year when the related asset will be realised or liability extinguished, based on the tax rates established by legislation currently in force or substantially in force at the balance sheet date.
Deferred tax assets are recognised to the extent that there will probably be sufficient taxable income against which such assets can be offset. The book value of deferred tax assets is reduced to the extent that it is no longer probable that the tax benefit will be realised.
Current and deferred tax assets and liabilities are compensated when the income taxes are applied by the same tax authority and when there is a legal right of compensation.

New accounting standards

The International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) have made changes to the IFRS applicable for the first time from January 1, 2007 or later. These changes, which did not have a significant impact on the Group's half-yearly situation, relate to:

- An amendment to "IAS 1 – Presentation of Financial Statements: capital disclosures";
- IFRS 7 - "Financial instruments: disclosures", applicable to annual financial statements for years beginning on or after January 1, 2007;
- IAS 33 - "Earnings per Share".

Key data on the spin-off that took place during 2007

During 2007 the Group carried out a reorganisation with a view to merging the Company with AEM S.p.A. as part of a wider project, namely the creation of A2A S.p.A..
The project envisaged a spin-off from the parent company Amsa Holding S.p.A. with the creation of Milano Immobili e Reti S.r.l. (M.I.R. S.r.l.), a wholly owned subsidiary of Municipality of Milan, to which the "non-duplicatable" assets needed to carry on the refuse management service in the City of Milan were transferred with effect from December 27, 2007.

The following is a summary of the assets and liabilities that were transferred at book value (expressed in thousands of euro):

	Spin-off to MIR S.r.l. 12 27 2007
NON-CURRENT ASSETS	
I. Property, plant and equipment	44,784
VII. Deferred tax assets	23
Total non-current assets	**44,807**
CURRENT ASSETS	
Total current assets	-
TOTAL ASSETS	**44,807**
Equity	**44,722**
Non-current liabilities	
I. Financial liabilities - non-current portion	58
III. Deferred tax liabilities	13
Total non-current liabilities	71
Current liabilities	
IV. Financial liabilities - current portion	14
Total current liabilities	**14**
TOTAL EQUITY AND LIABILITIES	**44,807**

This non-recurring event, which had a significant impact on the balance sheet, has not been included in the cash flow statement as it did not generate significant financial effects.

Note to the balance sheet items

NON-CURRENT ASSETS

5. Property, plant and equipment

Property, plant and equipment amount to 229,040 thousand euro and saw the following changes during 2007:

Thousands of euro	Land	Buildings	Plant and machinery	Industrial and commercial equipment	Other assets-motor vehicles	Work in progress	Total
Net book value at December 31, 2006	38,937	53,876	144,164	5,347	29,170	4,490	275,984
Adjustments for reclassification of grants	-	(1,166)	(2,586)	(9)	(119)	-	(3,881)
Net book value restated at December 31, 2006	38,937	52,709	141,578	5,338	29,051	4,490	272,103
Additions of the period	253	687	1,196	2,189	7,257	19,131	30,713
Adj. historical cost prior year invest. grants	-	(139)	(328)	-	-	-	(467)
Account transfers	-	264	421	167	444	(1,022)	275
Depreciation account transfers	-	-	(279)	-	-	-	(279)
Sales and disposals	-	(118)	(3,494)	(573)	(10,125)	-	(14,310)
Change in accum. depreciation for disposals	-	31	207	543	9,708	-	10,488
Change in writedowns for disposals	-	-	3,190	-	-	-	3,190
Adj. of historical cost of dismantling charges	-	-	(935)	-	-	-	(935)
Depreciation for the year	-	(2,721)	(14,041)	(1,710)	(8,482)	-	(26,954)
Reclassification for closure historical cost	(21,186)	(51,221)	(189,132)	(23,341)	(67,762)	(13,298)	(365,940)
Reclassification for closure acc. depreciation	-	14,212	69,824	18,699	46,315	-	149,049
Reclassification for recording at closed values	21,186	37,008	119,309	4,642	21,447	13,298	276,890
MIR spin-off - historical cost	(18,004)	(17,240)	(21,921)	(5,471)	-	(2,747)	(65,383)
MIR spin-off - accumulated amortisation		3,358	12,720	4,521	-	-	20,599
Amount at December 31, 2007							
Historical cost	21,186	37,008	119,689	5,496	35,166	19,852	238,298
Writedowns	-	-	-	-	-	-	-
Accum. depreciation at December 31, 2007	-	(178)	(1,275)	(492)	(7,314)	-	(9,258)
Net book value at December 31, 2007	21,186	36,831	118,314	5,004	27,852	19,852	229,040

At December 31, 2007, Group companies did not have any items of property, plant and equipment subject to mortgages or liens.

In the second half of the year, the Group completed the reorganisation of the parent company Amsa Holding S.p.A., including the intercompany transfer at book value of its business activity to Amsa S.r.l. (now AMSA S.p.A.), owned by the parent company Amsa Holding S.p.A., and the spin-off in favour of M.I.R. S.r.l. of the buildings and equipment, both in preparation for the merger with AEM S.p.A., as specified in the table and in the notes that follows it.

Note that the reclassifications mentioned above relate to the transfer of the business activity mentioned above, which took place at closed book values from a statutory point of view, and at open book values from a tax point of view.

Following the adoption of the accounting policies of the A2A Group, capital grants previously booked as deferred income and subsequently involved in the transfer and spin-off, have been booked as a reduction in the historical cost and accumulated depreciation of the assets concerned; the previous year figures have also been restated as a result.

Land

At the end of 2007, land has a balance of 21,186 thousand euro and shows the spin-off during the year of certain areas occupied by the Silla 2 waste incineration plant included in the value of plant.

Although this has no impact on the consolidated financial statements, on December 1, 2007, the areas of the Olgettina department occupied by the Company's Central Office building and the offices used by the subsidiaries, the areas occupied by the Maserati Light plant and part of the Zama department, the Silla 2 waste incineration plant, the areas occupied by the Muggiano department and the areas where the plant for the treatment of the Silla department's street sweeping dust is due to be built, were transferred to Amsa S.r.l. (still wholly owned by the parent company Amsa Holding S.p.A.) for a net book value of 21,186 thousand euro.

All the remaining areas have subsequently been assigned to MIR S.r.l., owned by the Municipality of Milan, after implementation of the spin-off with effect from December 27, 2007 for a net book value of 18,004 thousand euro.

Buildings

Buildings amount to 36,831 thousand euro and show capital expenditure of 687 thousand euro, made up of:

Thousands of euro	
Work on buildings to prepare offices for the Parks and Gardens Service - Olgettina	317
Restructuring of the social services building - Olgettina	73
2 buildings to be used by security guards - Silla 2	71
Preparation of the new Fidas office - Olgettina	63
Restoration of an office building - Primaticcio	53
Asphalting areas around the Parks & Gardens Service offices - Olgettina	38
Shed for storage of glass cullet - Muggiano	25
Monoblock prefab. for temp. refueling station - Olgettina	2
Sundry work on buildings	45

The following buildings came into operation:

Thousands of euro	
Restored office building for social services - Olgettina	118
New buildings for use by security guards - Silla 2	88
Restoration of sheds previously used for composting - Muggiano	58

After an analysis of the economic and technical duration of plants with similar characteristics to the Silla 2 waste incineration plant, it was decided to extend its useful life from 20 to 25 years.
This estimate also has an impact on the depreciation plan of the building element of the plant, which had previously been given the same useful life as that of the plant.

The depreciation of this asset category in 2007 amounted to 2,721 thousand euro, calculated at an ordinary rate of 3% per year, excluding the buildings of the Silla 2 plant and the civil engineering works relating to the Maserati Light SUW selection plant. The latter are depreciated over a useful life of 7 or 15 years, depending on the chance of them being reused once the plant elements have been abandoned.

Even though the transaction does not have any impact on the consolidated financial statements, we would point out that the intercompany transfer of the business activity to Amsa S.r.l. involved transferring at book value the above buildings used by the Olgettina, Silla 2, Zama and Muggiano departments for an amount of 37,008 thousand euro, whereas the rest of the buildings, including the recycling plants, which form part of the so-called "non-

duplicatable" capital endowments were spun off to MIR S.r.l. (100% Municipality of Milan) for 13,882 thousand euro.

Plant and machinery

The Group's own plants were involved in the following transactions:

- intercompany transfer to Amsa S.r.l. at book value of the Silla 2 waste incineration plant, the Maserati Light plant and the glass selection plant for a total of 119,309 thousand euro (with no effect on the consolidated financial statements);
- spin-off in favour of MIR S.r.l., owned by the Municipality of Milan, of the SUW transfer plants at Olgettina and in Via Zama and the refueling, washing and greasing plants for a total of 9,201 thousand euro.

In 2007, following a comparative analysis of the economic and technical duration of plants with similar characteristics to those of the Silla 2 waste incineration plant located in Europe, the conclusion was reached that it was reasonable to give the plant an overall useful life of 25 years instead of 20, which was the basis of the depreciation charge calculated up to and including 2006.

This has led to a recalculation of the depreciation plan for all of those components that are no longer expected to be replaced during the new useful life. The capitalised amount of dismantling charges has also be adjusted as this event has now been postponed by five years, reducing the amount concerned by 935 thousand euro.

On the other hand, there are certain particularly important components worth a total of 40,450 thousand euro, now shown separately from the original value of the plant, which are likely to be replaced during the new useful life. As a result, higher depreciation is now being charged on these components compared with what was calculated up to 2006.

The following table analyses the changes in estimate made during the year:

Description - *Years*	**New average useful life**	**Old average useful life**
Plant and machinery		
Main plant	25	20
Three combustion lines	13	20
Steam turbo unit	7	20
Three boilers	13	20
Three fume purification lines	12	20
Automation plant	8	17
Ventilation plant	10	19
Power plant alternator	5	18
Medium and low voltage plant	8	17
Fume treatment control	7	17
Buildings		
Buildings related to the Silla 2 plant	25	20

The effect of the change in the useful life of the Silla 2 plant and application of the "component approach" to it resulted in higher depreciation on property and plant in 2007 of 1,700 thousand euro.

It is also worth mentioning that the disposal of the Muggiano plant has now been completed. This has made it possible to recover all of the writedown made in 2004 for a residual amount of 3,190 thousand euro, which has the effect of reducing current taxes for this item and reversing the deferred tax asset set up at the time.

Capital expenditure on plant and machinery at December 31, 2007 amounts to 118,314 thousand euro as a result of the various company operations and additions during the period of 1,196 thousand euro, made up of:

Thousands of euro	
Extraordinary maintenance of heating plants - Olgettina	312
Extraordinary maintenance of heating plants - Silla	182
Extraordinary maintenance of heating plants - Zama	137
Entry turnstiles and automatic doors for various departments	70
TVCC video surveillance systems	69
Improvements on waste incineration plant - Silla 2	60
Entry turnstiles and automatic doors - Olgettina	56
Compactor improvements - Silla	43
Centralised workshop fluid distribution system - Boldini	40
Entry turnstiles and automatic doors - Silla	31
Selection screen improvements - Maserati Light	27
Compactor improvements - Olgettina	21
Entry turnstiles and automatic doors - Zama	20
Electricity systems for offices of Parks & Gardens Service - Olgettina	20
Sundry plant interventions	108

The following plants and improvements also came into operation:

Thousands of euro	
Compactor improvements - Olgettina	42
Compactor improvements - Silla	39
Traffic/parking control and numberplate reading system - Olgettina	27
Improvements to the temporary refueling station - Olgettina	18
Other plant improvements	16

Industrial and commercial equipment

Industrial and commercial equipment show a net book value of 5,004 thousand euro at the year-end.

Additions of the period, of 2,189 thousand euro, consist of:

Thousands of euro		
	Servers, personal computers, printers and scanners	622
	Redundancy of emission monitoring system – Silla 2	258
1,803	100 lt roadside rubbish bins	230
	Redundancy DCS field bus – Silla 2	170
4,934	240 lt. domestic rubbish containers	102
	Furniture and fittings	128
14	Salt sprayers of various sizes	97
	Various hardware	91
5,121	120 lt. domestic rubbish containers	77
400	1,100 lt. containers	61
20	25 m^3 unloadable containers	59
2	Unloadable bin with loading arm	54
2	6-column lifts for workshop	31
	Office equipment	21
2	4-column lifts for workshop	19
	Sundry equipment	169

Depreciation for the year amounts to 1,710 thousand euro, calculated at an annual rate of 15% or 20% depending on the useful life of the asset category.

Miscellaneous items of equipment with a net book value of 73 thousand euro have been disposed of. They consist mainly of "bells" for differentiated rubbish collection, rubbish bins and containers that can no longer be used and portable blowers.

Even though it has no impact on the consolidated financial statements, it is worth pointing out that almost all of these assets were transferred at book value to Amsa S.r.l. (now AMSA S.p.A.) for a total net book value of 4,642 thousand euro, except for the condominium containers which were assigned to M.I.R. S.r.l. after the spin-off at a net book value of 950 thousand euro.

Other assets – Motor vehicles

At December 31, 2007 these amount to 27,852 thousand euro. Capital expenditure on new motor vehicles during the period comes to 7,257 thousand euro and is made up of:

Thousands of euro		
16	Heavy road sweepers of 4.5 m^3	1,507
8	3-man cabin rubbish compactors of 23 m^3	1,168
8	Gas-driven rubbish compactors of 23 m^3	1,151
34	Gas-driven tipper trucks of 5 m^3	773
10	Light road sweepers of 2 m^3	748
25	Sweeping facilitators + high pressure pump kit	664
4	Car-lift trucks	370
1	Front-loader rubbish compactors	197
1	Self-propelled hedge cutter with 11 m. arm	170
2	Minicompactors of 10 m^3	164
1	Self-propelled hedge cutter with 6 m. arm	140
2	4x4 trucks for weeding service	90
2	Trucks with tailgate hoist	84
2	Vans for graffiti cancellation service - redemption	24
	Improvements on motor vehicles	7

The depreciation of motor vehicles amounts to 8,482 thousand euro. Motor vehicles are depreciated over 7 years, except for tipper trucks that have an average useful life of 5 years.

The following motor vehicles were brought into service:

Thousands of euro		
2	Heavy road sweepers of 4.5 m^3	189
1	Rubbish compactors of 23 m^3	152
1	Truck with 7 m^3 tank	46
	Improvements on motor vehicles	37
1	Fiat Ducato with flatbed for washing machine - redemption	20

191 motor vehicles were disposed of, most of them fully depreciated.

Although this has no effect on the consolidated financial statements, we would point out that this entire asset category has been transferred to Amsa S.r.l. (now AMSA S.p.A.), at a net book value of 21,447 thousand euro.

Construction in progress and advances

The increase in construction in progress is due above all to the work performed on the Denox fume purification system being installed at the Silla 2 waste incineration plant, the road sweeping dust treatment plant for the Silla department and the delivery of rubbish compactors that still have to enter service.

Increases of the period amount to 19,131 thousand euro, and are detailed as follows:

Thousands of euro		
	DeNOx fume purification system on 3 lines - Silla 2	6,395
12	Gas-driven rubbish compactors of 23 m^3	1,727
10	Road sweepers of 5/6 m^3	1,521
8	5-man cabin rubbish compactors of 23 m^3	1,204
	Road sweeping dust treatment plant - Silla	1,131
	Electromechanical works and generic systems for the new bulky refuse plant	1,116
	Work on the waste incineration plant - Silla 2	809
	One floor shed for the new bulky refuse plant	803
	Department reorganisation - Boldini	506
	New changing rooms for the shed previously used for composting - Muggiano	496
	Road sweeping facilitators	482
	Restructuring of shed no. 4 - Olgettina	302
	Restoration of former slag building - Zama	267
4	Road sweepers of 1 m^3	219
12	Trucks with 5 m^3 tank	210
	Upgrade of route room and visitor trail - Silla 2	191
6	Gas-driven trucks with 5 m^3 tank	162
	Compactor improvements – Silla	137
	Compactor improvements – Olgettina	135
	Improvements on motor vehicles	128
	Restructuring of workshop - Olgettina	121
	Makeover of workshop heating system - Zama	110
	New motor vehicle weighbridge building - Silla	102
	Makeover of medium and low tension system - Zama	81
1	Light car washer - used	53
1,287	120/240 lt. domestic rubbish containers	26
	Sundry work in progress	697

As part of the spin-off to M.I.R. S.r.l. (Municipality of Milan), 2,747 thousand euro of construction in progress at the Boldini and Olgettina departments were also transferred.

6. Intangible assets

Intangible assets amount to 3,679 thousand euro and all belong to the parent company Amsa S.p.A. following the intercompany transfer of the business at book value by Amsa Holding S.p.A..

During 2007, changes consist of:

Thousands of euro	**Other intangible assets**	**Intangible assets in process of formation**	**Total**
Amount at December 31, 2006			
Historical cost	14,463	47	14,511
Accumulated amortisation at December 31, 2006	(10,206)	-	(10,206)
Net book value	**4,257**	**47**	**4,305**
Additions of the period	248	737	985
Account transfers	(279)	4	(275)
Amortisation account transfers	279	-	279
Sales and disposals	-	-	-
Change in accumulated amortisation for disposals	-	-	-
Amortisation for the year	(1,614)	-	(1,614)
Reclassification for closure of historical cost	(14,432)	(624)	(15,056)
Reclassification for closure of accumulated amortisation	11,427		11,427
Reclassification for recording at closed values	3,005	624	3,629
MIR spin-off - historical cost	-	-	-
MIR spin-off - accumulated amortisation	-	-	-
Amount at December 31, 2007			
Historical cost	3,005	788	3,794
Accumulated amortisation at December 31, 2007	(114)	-	(114)
Net book value at December 31, 2007	**2,891**	**788**	**3,679**

Other intangible assets - Software

Capital expenditure on software during the year amounts to 248 thousand euro, as detailed below:

Thousands of euro	
Territorial informatics	66
Operational software	62
Technology infrastructure	42
Software for antifire system - Silla 2	19
Other software	59

The amortisation charge for the year, calculated on the basis of a useful life of 5 years, amounts to 1,614 thousand euro.

At December 31, 2007, this caption shows a net book value of 2,891 thousand euro.

Assets in process of formation

Additions for the year all relate to IT and consist of:

Thousands of euro	
Territorial informatics	282
Operational software	365
Personnel accounting software	25
Other software	65

7. Other non-current financial assets

At December 31, 2006, this item included amounts relating to financial investments in two guaranteed minimum yield capitalisation policies, made in June 2005; the available funds were split between a part to be invested for more than 18 months, of around 2,500 thousand euro, and another, of around 5,000 thousand euro, which could be cashed even within the first 12 months, if necessary. The two policies gave a guaranteed minimum yield of 2.5% and 2% with a contractual duration of five years for the first and one of between five and twenty-five years for the second.
The initial investment of 7,485 thousand euro gave a yield during the period of 264 thousand euro, net of management fees. The net yield for 2007 therefore came to 3.34%.

These investments were cashed in during October and November 2007, given the ongoing problems of getting paid our service contract fees by the Municipality of Milan.

This process was completed in December 2007 only for the larger policy, while the one with a nominal value of 2,500 thousand euro was completed in February 2008 after applying the contractual clauses that govern surrender.
The book value at December 31, 2007 of 2,791 thousand euro is in line with the fair value as of that date and with the surrender value mentioned above. It was reclassified to current financial assets after the decision to cash in the asset.

8. Non-current derivatives

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Change**
Non-current derivatives	402	179	223

In November 2006 an Interest Rate Swap (IRS) contract was stipulated to hedge the interest rate risk in relation with the floating interest loan (6-month Euribor/360 days) with MCC S.p.A. to finance the Silla 2 waste incineration plant. The IRS contract has the same duration of the loan (December 31, 2012) and a temporary interest rate of 3.8326%, subsequently adjusted during the year to 3.8100%, once the IRS was brought completely into line with the underlying loan.
The market rate curve has confirmed the short-term effectiveness of this hedge, producing positive differentials during the year.
This instrument, which transforms the loan from floating to fixed rate, is considered a "cash flow hedge" under IAS 39 as it satisfies all of the requirements.
At December 31, 2007, the instrument has therefore been measured at fair value booking the increase in market value of 223 thousand euro to a specific reserve.

9. Deferred tax assets

The balance at December 31, 2007 amounts to 16,575 thousand euro compared with 18,875 thousand euro at December 31, 2006.

The change in deferred tax assets for IRES and IRAP, deriving from temporary differences that are taxable during the year but fiscally deductible in subsequent years (after ensuring that the Group's medium-term plans foresee sufficient taxable income to offset them) are made up principally of:

- the release of a provision for the commitments made with the inhabitants of Milan as part of a promotional campaign to cancel graffiti from the walls of their houses;
- the release following the payment of the 2006 productivity bonuses to employees against which there is a provision in 2007 for this item and for the charges relating to renewal of the National Collective Labour Contract;
- a reduction in the provision for the dismantling of Silla 2 deriving from the extension of the useful life of the plant and the consequent postponement of the related works;
- a positive differential relating to the actuarial valuation of the provision for the loyalty bonus;
- the difference in depreciation charged for statutory and fiscal purposes on the Silla 2 plant buildings and other plants;
- the deduction from taxable income of the writedown of the composting plant at Muggiano at the end of the dismantling process;
- the provision for the expected reduction in the definitive CIP 6/92 price for the sale of electricity compared with the price billed on account.

At December 31, 2007, the balance was also recalculated on the basis of the new tax rates for IRES and IRAP, of 27.5% and 3.9% respectively, starting from the 2008 fiscal year, as approved by the Budget Law 2008. This adjustment led to a charge of around 3,100 thousand euro.

Description - *Thousands of euro*	**2006**			**2007**		
	Temporary differences	**Tax effect**		**Temporary differences**	**Tax effect**	
A) Theoretical deferred tax assets		**IRES**	**IRAP**		**IRES**	**IRAP**
Writedowns for impairment of property, plant and equipment	3,191	1,053	136	-	-	-
Construction in progress valued for tax purposes	486	160	21	284	78	11
Provisions for risks and charges	-	-	-	-	-	-
Abandoned dumps	11,973	3,951	509	10,501	2,888	409
Reclamations/dismantlings Zama and Silla 1	9,225	3,043	392	8,623	2,371	336
Reclamation Olgettina	7,558	2,494	321	7,551	2,077	294
Dismantling Muggiano	334	110	14	151	42	6
Restoration Silla 2 area	8,297	2,738	353	7,266	1,998	283
Dismantling Maserati Light and Muggiano glass selection plant	730	241	31	717	197	28
Third-party motor liability deductible	770	254	33	1,162	320	45
CONAI scrap charges	-	-	-	-	-	-
Graffiti cancellation charges	2,267	748	96	325	89	13
Civil law suit	478	158	20	478	131	19
Environmental education campaig charges	88	29	4	88	24	3
Excess maintenance expenses	143	47	6	100	28	4
Provisions for risks and charges (personnel-related)						
Loyalty bonus risk	7,249	2,392	-	5,679	1,562	-
Labour disputes	1,133	374	-	1,363	375	-
Productivity/MBO bonuses for supervisors and managers	3,690	1,218	-	6,161	1,694	-
Provision for risks on trade and miscellaneous receivables	784	259	-	5,529	1,520	-
Fiscal depreciation lower than statutory	5,020	1,656	213	8,924	2,454	347
Writedown of inventories for obsolescence	475	157	20	1,411	388	55
Audit fees	52	17	2	51	14	2
Total theoretical deferred tax assets	**63,944**	**21,099**	**2,171**	**66,365**	**18,250**	**1,855**
B) Temporary differences excluded from deferred tax assets and liabilities (beyond 10 years)	**11,708**	**3,864**	**534**	**11,242**	**3,092**	**438**
Total deferred tax assets	**52,236**	**17,236**	**1,637**	**55,123**	**15,159**	**1,416**

We would also reiterate that deferred tax assets of 23 thousand euro for excess depreciation charged for statutory purposes over the fiscally allowable rates were transferred to M.I.R. S.r.l. as part of the spin-off.

The temporary differences for which management decided not to recognise deferred tax assets are those whose reversal (net of the reversal of deferred tax liabilities) is likely to take place beyond ten years because of the uncertainty involved in making such long-term forecasts of taxable income.

CURRENT ASSETS

10. Inventories

Closing inventories, shown net of the provisions for obsolescence, all pertain to Amsa S.p.A. and are made up of:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Changes**
Miscellaneous consumable materials	518	440	78
Fuel and lubricants	167	138	29
Spare parts of vehicles and plants	3,848	4,043	(195)
Sacks, brushes and handles	92	91	1
Salt and melting agents	555	506	49
Clothing	255	283	(28)
Total	**5,435**	**5,501**	**(66)**

Even if this caption is stable versus the previous year is affected by a rise in spare parts for the Company's plants of 600 thousand euro and by the increase in the provision for obsolescence of 1,375 thousand euro, which is 900 thousand euro higher than at December 31, 2006 following the recognition of obsolescence in the stock of spare parts for the Silla 2 waste incineration plant.

11. Trade receivables

Trade receivables increase by 7,432 thousand euro and consist of:

Trade receivables - *Thousands of euro*	12 31 2007	12 31 2006	Change
From customers	30,845	32,279	(1,434)
From parent companies	112,046	101,811	10,235
Contract work in progress	596	984	(388)
Reserve for bad and doubtful accounts	(2,830)	(1,849)	(981)
Total	**140,657**	**133,225**	**7,432**

Receivables from customers

At December 31, 2007 receivables from customers amount to 30,845 thousand euro versus 32,279 thousand euro at the end of 2006, with almost exactly the same problem found the previous year, namely postponement of payments to the first few months of the subsequent year for neighbouring municipalities to comply with the stability pact.

During the first two months of 2008 the Municipality of Milan paid all of its liability for fees due under the urban hygiene service contract for a total of 103,000 thousand euro.

Following an analysis of receivable balances that could be hard to collect, such as those owed by suppliers charged hefty penalties that they contest or which are in dispute because of the definition of tariffs with a retroactive effect, such as with the Co.Re.Pla. Consortium, it was decided to write them down by a total of 986 thousand euro, topping up the provision for bad and doubtful accounts which was used during the year for an amount of 5 thousand euro, coming to a total of 2,830 thousand euro at December 31, 2007.

Note that trade receivables are all denominated in euro and are all due from Italian customers.

Receivables from parent companies

The significant increase in the parent company's balance with the Municipality of Milan derives from the ongoing difficulties that emerged in the second half of the year as a result of the rigid restrictions imposed by the stability pact on local government entities.

The Municipality of Milan paid off all of the amounts that it owed in the first two months of 2008.

12. Other current assets

Other current assets are detailed below:

Other current assets - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Change**
Other assets	1,632	2,729	(1,097)
Capital grants receivable	54	54	-
Amounts due from INAIL	831	426	405
Amounts due from tax authorities	926	2,160	(1,234)
Miscellaneous receivables	1,596	1,527	69
Provision for bad and doubtful accounts in miscellaneou receivables	(945)	(877)	(68)
Total	**4,094**	**6,019**	**(1,925)**

Other assets

This caption is made up principally of insurance premiums pertaining in part to the following year and instalment fees pertaining in part to the current year but billed after the event. The decrease of 1,097 thousand euro compared with December 31, 2006 is mainly attributable to the fact that lower amounts of insurance premiums were postponed to the following year as new contracts were stipulated with insurance companies by the A2A Group from January 1, 2008.

Capital grants receivable

This item includes government grants that have already been approved by the Environment Ministry for the Gerenzano rubbish dump, but which are still to be paid.

Amounts due from tax authorities

The decrease in amounts due from tax authorities is principally attributable to the VAT position of Amsa S.r.l., which at December 31, 2007 shows a net credit balance.

13. Current financial assets

Other current financial assets - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Change**
Capitalisation policies	2,791	-	2,791
Current account with parent company	1,229	267	962
Total	**4,020**	**267**	**3,753**

As mentioned previously, current financial assets include the reclassification of the capitalisation policies which at December 31, 2006 were shown in other non-current financial assets. These investments were in fact cashed in during October and November 2007, given the ongoing problems of getting paid our service contract fees by the Municipality of Milan.

This process was completed in December 2007 only for the larger policy, while the one with a nominal value of 2,500 thousand euro was completed in February 2008 after applying the contractual clauses that govern surrender.

The value of the capitalisation policy shown in the balance sheet is in line with its fair value at December 31, 2007 and with its surrender value.

As a result of booking trade receivables owed to Amsa in July, the balance on the current account with the Municipality of Milan, on which interest is earned at a rate of 5%, rose by 962 thousand euro.

14. Current tax assets

These consist of current tax credits of 242 thousand euro owed to Amsatre S.r.l., also taking advance payments into account.

15. Cash and cash equivalents and bank overdrafts

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Change**
Bank deposits	303	822	(519)
Post office deposits	338	44	294
Cash and cash equivalents	54	77	(23)
Total cash and cash equivalents	695	943	(248)
Financial liabilities - current portion (overdraft)	(6,969)	-	(6,969)
Total	**(6,274)**	**943**	**(7,217)**

At the closing date of the 2007 financial statements, the Group's ordinary current accounts with Banca Intesa show a net payable balance because of the Municipality of Milan's decision to postpone payment of amounts due under the Service Contract in order to comply with the stability pact for local government finance.

From February 2008 there is now a cash-pool arrangement with A2A S.p.A., regulated at market rates for which debit and credit balances on bank current accounts are zeroed every day.

The credit risk related to this balance sheet item is limited as the counterparties are leading national banks.

Group net debt is detailed below:

Thousands of euro	Notes	2007	2006	Changes
Financial liabilities - non-current portion	17	54.296	68,845	(14,549)
Total medium/long-term debt		**54,296**	**68,845**	**(14,549)**
Non-current derivatives	8	(402)	(179)	(223)
Total financial assets - non-current		**(402)**	**(179)**	**(223)**
Total net non-current debt		**53,894**	**68,666**	**(14,772)**
Current portion of medium/long-term debt	17	14,476	13,725	751
Bank overdraft	25	6,970	-	6,970
Total short-term debt		**21,446**	**13,725**	**7,721**
Capitalisation policies	13, 7	(2,791)	(7,894)	5,103
Current account with the Municipality of Milan	13, 7	(1,229)	(267)	(962)
Total current financial assets		**(4,020)**	**(8,161)**	**4,141**
Liquid funds	15	(695)	(943)	248
Total liquid funds		**(695)**	**(943)**	**248**
Total net current debt		**16,731**	**4,621**	**12,110**
Total net debt		**70,625**	**73,287**	**(2,662)**

16. Equity

Equity at December 31, 2007 amounts to 79,665 thousand euro versus 119,671 thousand euro at December 31, 2006 restated.

The composition and changes in equity are reported in the table below:

Thousands of euro	Share capital	Legal reserve	Statutory reserves	Other reserves	Reserve for undistributed earnings	Retained earnings (accumulated losses)	Net profit (loss) for the year	Group share	Minority interests	Total shareholders' equity
Balances at December 31, 2005 as previously reported	**96,430**	**1,074**	**983**	**10,466**	**1,492**	**1,449**	**6,466**	**118,360**	**-**	**118,360**
Change in accounting policy for the treatment of actuarial gains and losses	**-**	**-**	**-**	**1,016**	**-**	**-**	**(1,016)**	**-**	**-**	**-**
Balance at December 31, 2005 - restated	**96,430**	**1,074**	**983**	**11,482**	**1,492**	**1,449**	**5,450**	**118,360**	**-**	**118,360**
Allocation of 2005 result	-	132	-	(1,011)	1,365	2,459	(5,450)	(2,505)		(2,505)
Gains (losses) on derivatives	-	-	-	120	-	-	-	120	-	120
Net profit (loss) for the year 2006 (restated)	-	-	-	-	-	-	3,696	3,696	-	3,696
Total income and expens recognised in the financial statements	**-**	**-**	**-**	**120**	**-**	**-**	**3,696**	**3,816**	**-**	**3,816**
Balance at December 31, 2006	**96,430**	**1,206**	**983**	**10,591**	**2,857**	**3,908**	**3,696**	**119,671**	**-**	**119,671**
Allocation of retained earnings	-		-	3,908	-	(3,908)	-	-	-	-
Allocation of 2006 net profit (restated)	-	53	-	684	1,955	-	(3,696)	(1,004)	-	(1,004)
Spin-off (beneficiary: Milano Immobili e Reti S.r.l.)	(44,261)	-	-	(461)	-	-	-	(44,722)	-	(44,722)
Gains (losses) on derivatives	-	-	-	150	-	-	-	150	-	150
Net profit (loss) for the year 2007	-	-	-	-	-	-	5,570	5,570	-	5,570
Total income and expens recognised in the financial statements	**-**	**-**	**-**	**150**	**-**	**-**	**5,570**	**5,720**	**-**	**5,720**
Balance at December 31, 2007	**52,169**	**1,259**	**983**	**14,872**	**4,812**	**-**	**5,570**	**79,665**	**-**	**79,665**

The share capital of the parent company Amsa Holding S.p.A. initially amounted to 96,430 thousand euro, consisting of 9,643,000 shares of par value 10 euro each; as a result of the spin-off, according to the deed of December 24, 2007, it was reduced by 44,261 thousand euro and now amounts to 52,168,630 euro, made up of 9,643,000 shares of par value 5.41 euro each.

Following the change in accounting policy that involved booking the actuarial gains and losses on employee benefits to the income statement rather than to a reserve, the results and individual components of equity of previous years have been restated.

The changes in equity that took place in 2007 are as follows:

- allocation of the parent company's original net profit for 2006 to dividends for a total of 1,004 thousand euro (0.10 euro per share) and to the legal reserve for 53 thousand euro following the resolution of the ordinary shareholders' meeting of April 27, 2007;

- following the resolution of the shareholders' meeting, allocation of retained earnings deriving from the transition to IAS/IFRS to the extraordinary reserve of 3,908 thousand euro, which can only be used for increases in capital or to cover losses for the year;
- reallocation to other reserves of the extra 2006 net profit (684 thousand euro) resulting from the decision to book net actuarial gains and losses on employee benefits to the income statement;
- reduction of the share capital by 44,261 thousand euro and of other reserves by 461 thousand euro as a result of the spin-off;
- allocation to a specific reserve of the fair value of derivative instruments (IRS), net of related deferred tax liabilities of 150 thousand euro;
- recognition of consolidated net profit for the year of 5,570 thousand euro.

NON-CURRENT LIABILITIES

17. Financial liabilities

At December 31, 2007, having spun off to M.I.R. S.r.l. the non-interest bearing medium-term debt with the Municipality of Milan for the FRISL loan to finance the differentiated waste collection yard in Via Barzaghi, which amounted to 73 thousand euro (88 thousand euro al December 31, 2006), financial liabilities amount to 68,772 thousand euro, split as follows:

Thousands of euro	12 31 2007	12 31 2006	Change
Financial liabilities - non-current portion	54.296	68,845	(14,549)
Financial liabilities - current portion	14,476	13,725	751
Total financial liabilities	**68,772**	**82,570**	**(13,798)**

This item only relates to amounts due to banks for loan contracts stipulated to finance the Silla 2 waste incineration plant and reflects the scheduled repayments of the loan with MCC S.p.A (formerly Mediocredito Centrale) for a total of 13,710 thousand euro, as well as the spin-off of the payables for the FRISL loan.

The loan stipulated with Mediocredito Centrale, originally 50% financed with funds from the European Investment Bank, will be completely repaid in six-monthly instalments by December 31, 2012; the loan is unsecured. The reference rate for the Mediocredito loan is 6-month Euribor plus a spread of 1%. The EIB funds will be completely repaid in annual instalments by December 31, 2011; they bear interest at a fixed contractual rate for each tranche which averages 5.54%.
If these liabilities had been recorded at fair value instead of at amortised cost, their book value at December 31, 2007 using a market discount rate of 5.39% would have been 200 thousand euro higher (300 thousand euro higher at December 31, 2006).

The repayment plan of these financial liabilities is as follows:

Thousands of euro	MCC S.p.A.	MCC S.p.A. (BEI funds)	Total
December 31, 2008	4,652	9,824	14,476
December 31, 2009	4,926	10,355	15,281
December 31, 2010	5,216	10,916	16,132
December 31, 2011	5,523	11,509	17,032
December 31, 2012	5,851	-	5,851
Total	**26,168**	**42,604**	**68,772**

18. Deferred tax liabilities

Thousands of euro	
Balance at December 31, 2007	10,784
Balance at December 31, 2006	11,578
Changes	**(794)**

The deferred tax liabilities concern temporary differences between book net profit and taxable income, deriving principally from:

- depreciation calculated at lower rates than those fiscally deductible, taking advantage of article 109.4 of the Income Tax Consolidation Act (ITCA), and accelerated depreciation on plants that entered service during the previous year for a total of 21,400 thousand euro and differences between the book and fiscal values of buildings, plant and machinery due to capitalisation of plant dismantling charges for 4,600 thousand euro;
- fiscal add-back of the provision for bad and doubtful accounts for 270 thousand euro;
- differences between the book and fiscal values of severance indemnities for 8,670 thousand euro;
- booking the fair value of the IRS for 402 thousand euro.

At December 31, 2007, the balance was also recalculated on the basis of the new tax rates for IRES and IRAP, of 27.5% and 3.9% respectively, starting from the 2008 fiscal year, as approved by the Budget Law 2008. This adjustment led to income of around 2 thousand euro.

Description - *Thousands of euro*	**2006**			**2007**		
	Temporary differences	**Tax effect**		**Temporary differences**	**Tax effect**	
Deferred tax liabilities		**IRES**	**IRAP**		**IRES**	**IRAP**
Depreciation in excess of statutory rates/ accelerated	26,535	8,757	1,128	26,087	7,174	1,016
Writedown of receivables for tax purposes	630	208	-	360	99	-
IAS valuation of severance indemnities	4,322	1,426	-	8,670	2,384	-
Valuation of derivatives	179	59	-	402	111	-
Total deferred tax liabilities	**31,666**	**10,450**	**1,128**	**35,520**	**9,768**	**1,016**

We would also reiterate that deferred tax liabilities of 13 thousand euro due to the higher depreciation charged for fiscal purposes on the assets involved in the spin-off were transferred to M.I.R. S.r.l..

19. Employee benefits

This caption is made up of:

Employee benefits - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Change**
Severance indemnities	54,814	61,372	(6,558)
Loyalty bonus	12,423	14,456	(2,033)
Tax credit for advance payment of tax on severance indemnities	(397)	(1,070)	673
Total	**66,840**	**74,758**	**(7,918)**

The severance indemnities and the loyalty bonus paid to employees with 15 and 25 years' service with the Company have been valued at the year-end by an independent firm of actuaries in accordance with IAS/IFRS 19 as defined-benefit plans by means of the "Projected Unit Credit Method", based on the following financial and actuarial assumptions:

- annual discount rate: 4.70% (4.25% at December 31, 2006);
- annual inflation rate: 2.00% (2.00% at December 31, 2006);
- annual increase in severance indemnities: 3.00% (3.00% at December 31, 2006);
- annual frequency of advance payments of severance indemnities: 2.50% for AMSA S.p.A. (2.50% at December 31, 2006) 1.00% for Amsadue S.r.l and Amsatre S.r.l.;
- annual turn-over: 4.00% for AMSA S.p.A. (4.00% at December 31, 2006) 9.00% for Amsadue S.r.l. and Amsatre S.r.l..

Given the changes introduced by the reform, the element linked to expected future pay rises has been excluded from the actuarial calculation of severance indemnities from January 1, 2007. The actuarial gains and losses that arise on assessing the Group's obligation are booked directly to the income statement under 'financial income and charges' following the change in accounting policy required by the new A2A Group to which Amsa belongs from January 1, 2008. The severance indemnities accruing from January 1, 2007 onwards are considered a defined-contribution plan, so the contributions accrued during the period are all recognised as a cost and shown as a payable under 'other current liabilities', after deducting any contributions already paid over.

The movements in severance indemnities during the year are summarised in the following table:

Thousands of euro	**12 31 2007**	**12 31 2006**
Opening balance	61,372	61,582
Curtailment January 1, 2007 (effect of Pension Reform)	(2,989)	-
Provisions	709	4,469
Financial charges	2,579	2,463
Utilisations	(4,912)	(5,673)
Actuarial (gains)/losses	(1,945)	(1,469)
Closing balance	**54,814**	**61,372**

Movements in the loyalty bonus during the year are summarised in the following table:

Thousands of euro	12 31 2007	12 31 2006
Opening balance	14,456	14,634
Provisions	1,049	1,012
Financial charges	480	641
Utilisations	(3,239)	(2,278)
Actuarial (gains)/losses	(323)	447
Closing balance	**12,423**	**14,456**

20. Provisions for risks and charges

The comparative figure at December 31, 2006 no longer includes the provisions for abandoned dumps relating specifically to the Gerenzano dump. On A2A's instructions, these are now shown separately as a non-current liability, with the portion expected to be used within the next year included in other current liabilities.

In the same way, all the current portions of the other provisions for risks and charges at December 31, 2006 have been reclassified to other current liabilities.

The provisions for risks and charges at December 31, 2007 amount to 34,182 thousand euro compared with 33,395 thousand euro at December 31, 2006 and are made up as follows:

Provisions for risks and charges - *Thousands of euro*	12 31 2007	12 31 2006	Change
Non-current liabilities	26,657	26,411	246
Other current liabilities (current portion)	7.525	6,984	541
Total	**34,182**	**33.395**	**787**

The change and composition of this caption is detailed as follows:

Provisions for risks and charges - *Thousands of euro*	12 31 2006	Provisions	Financial income/ charges, net	Adjust-ments for change in estimate	Utilisa-tions	12 31 2007
Provision for future dismantling charges	698	551	-	-	(689)	560
Provisions for reclamations and dismantlings	25,811	-	(114)	(935)	(786)	23.976
Provisions for other risks and charges	6,886	5,845	-	-	(3,085)	9,646
Total	**33.395**	**6,396**	**(114)**	**(935)**	**(4,560)**	**34,182**

Provision for future disposal costs

The provision for future disposal costs, all of it current, amounts to 560 thousand euro at December 31, 2007 (698 thousand euro at December 31, 2006); movements during the year include accounting for the stocks of refuse and recycled waste materials at the Company's departments, the pits of the waste incineration plant, and the Maserati Light and glass selection plants disposed of after the year-end. All movements (provisions of 551 thousand euro and utilisations of 689 thousand euro) have been charged to operating costs.

Provisions for reclamations and dismantlings

The provisions for future dismantling costs (all classified as non-current) concern the Silla 2 waste incineration plant, the Maserati Light SUW selection and processing plant and the Muggiano glass selection plant. Movements during the year are as follows:

- for the existing provision for the Silla 2 plant, financial income of 96 thousand euro was booked for the period under consideration on the basis of the yield on 15-year BTPs (4.60%, compared with 4.42% at December 31, 2006) excluding inflation at an average rate of 2%. On the other hand, the change in estimate of the plant's useful life meant postponing the dismantling works; the provision was therefore reduced by 935 thousand euro as a result;
- for the provisions relating to the Maserati Light and Muggiano glass selection plants, the financial charge is calculated on the basis of different rates depending on the different useful lives of the plant components, represented by the yield on 5- and 15-year BTPs (4.04% and 4.60% respectively compared with 4.00% and 4.42% at December 31, 2006) for the first plant and by the yield on 10- and 30-year BTPs (4.62% and 4.97% respectively compared with 4.14% and 4.48% at December 31, 2006), excluding inflation at an average rate of 2%. The financial charge for the period of the Maserati Light plant amounts to 5 thousand euro, whereas for the Muggiano glass selection plant the calculation resulted in income of 17 thousand euro.

The provisions for the costs deriving from reclamations and plants due to be abandoned relate to the Silla, Zama and Olgettina departments. Movements during the year concern:

- financial income of 6 thousand euro calculated on the basis of the yield on 3-year BTPs (4.20% compared with 3.93% at December 31, 2006) reflecting the expected timing of the outflows, excluding inflation at an average rate of 2%;
- utilisations for a total of 602 thousand euro;

- utilisation of the provision for charges relating to the abandonment of the Muggiano plant for 183 thousand euro.

The current portion of this provision amounts to 4,610 thousand euro.

Provisions for other risks and charges

Changes in the provisions for other risks and charges are as follows:

- provision for the risk of losing labour disputes for 594 thousand euro against utilisations of 364 thousand euro;
- provisions for an expected one-off payment as part of the renewal of the National Collective Labour Contract for 2,405 thousand euro;
- integration of the provision of 1,782 thousand euro for risks relating to fiscal litigation and a utilisation of 307 thousand euro as commented on below;
- provision for the accrual of deductibles on third-party motor insurance policies for 553 thousand euro, charged to operating costs under other third-party services, and the utilisation of prior-year provisions of 12 thousand euro;
- complete utilisation of the 2006 provision of 2,385 thousand euro for the commitments taken as part of the campaign to cancel graffiti from the walls of private houses and a new provision made at the end of the year for the 2007 campaign, of 324 thousand euro;
- integration of the provision for a dispute regarding prior year pension contributions for 67 thousand euro;
- release of the elimination of the intercompany margin on the previous year's graffiti cancellation contract for 119 thousand euro booked to other operating income.

The current portion of this expenditure amounts to 2,355 thousand euro, which has been transferred to the appropriate item of current liabilities.

As the result of a tax audit by the Fiscal Police at the beginning of 2006 on VAT for the year 2001-2005, the Tax Authorities issued an assessment for 2001. Amsa asked for the application of a special procedure to discuss the matter with the Tax Authorities with a view to reaching a negotiated settlement, avoiding the costs and time involved in tax litigation. This procedure did not end with an agreement between the parties, so the Company filed an appeal with the Regional Tax Commission by the required deadline, even though a date has not yet been fixed for the hearing. On August 27, the Company received a payment advice for 307 thousand euro for 2001 which was duly paid.
On November 21, 2007, another assessment was received for 2002 and the Company again asked to discuss the matter with a view to reaching a negotiated settlement. In this case, talks are in progress.

Given the rigid position taken by the Tax Authorities when asked for information and in the previous application to discuss the matter, the Company decided to integrate the risk provision, only concerning the uncontested parts of the audit report, for an amount of 1,782 thousand euro to cover a series of items concerning services that the Tax Authorities consider ancillary costs for the works relating to the Silla 2 plant.
As a result, the cumulative provision at December 31, 2007 amounts to 2,947 thousand euro.

Other contingent assets and liabilities

As regards the dispute in course with Alstom Power S.p.A. concerning the construction and delivery times of the plant and correct execution of the works in connection with the building of the Silla 2 waste incineration plant, management is of the opinion that there are still not the conditions to book a potential liability in the 2007 financial statements, far less a contingent asset for the potential income in the form of contractual penalties, as an expert appraisal is still being carried out on the request of the Board of Arbitration.

The parties made their requests to the court-appointed technical consultant at the hearing on February 26, 2007. The consultant has in turn listed a number of possibilities with a view to reaching a settlement. The Board of Arbitration adjourned the discussion to March 27, 2007 to permit the parties' technical consultants to discuss the possibilities envisaged by the court-appointed technical consultant. On this occasion, the parties discussed the possibility of a negotiated settlement with the help of their technical consultants, both making further requests of a technical nature.
Alstom Power's lawyer also made a request of an accounting nature. The Board of Arbitration admitted all of the technical requests and reserved the right to assess the merit of the accounting request and with a communication dated July 12, 2007, accepting the requests of the court-appointed technical consultant, it authorised a postponement of the deadline for filing the expert's report at September 30, 2007.

At the hearing on September 28, 2007, the Board of Arbitration authorised a further deferral of the deadline for filing the expert's report to January 30, 2008, the date when the expert appraisals were to come to an end. The Board also allowed Amsa to make its own considerations by November 30, 2007 regarding the treatment of the accounting aspects of the quantification of the damage, in reply to the considerations made by the counterparty. October 30, 2007 was also set as the deadline for the experts' integration by the Board.

Amsa appointed Prof. Pierluigi Benigno as its expert.

The Board of Arbitration then granted a further postponement of the filing deadline for the expert's report to March 31, 2008 and talks are currently in progress between the parties to explore the possibility of negotiating a settlement to end the dispute.

As regards the stage of implementation of Directive 2003/87/CE on "Emission Trading", which introduces a system of assigning greenhouse gas emission quotas within the European Community for 2007, the result was an emission of 6,546 tonnes of carbon dioxide and an equivalent number of quotas.
This means that around 68,200 tonnes of carbon dioxide were saved (i.e. avoided) during the period 2005-2007. However, it is not possible to carry forward this amount as a credit to the next assignment period (2008-2012).

On February 29, 2008, the Environment Minister and the Minister for Economic Development approved the CO_2 quotas to be assigned for the period 2008-2012, accepting the request for Silla 2's waste incineration plant to be excluded from application of the Directive.

On the other hand, the district heating boiler, to which quotas of 22 tonnes per year of CO_2 were assigned, is still included.

Quota trading prices for the period 2005-2007 remained at very low levels (around 0.03 €/t CO_2).

So the overall fair value at the conferral date of the "Emission Trading" saved during the period 2005-2007 is still around 2 thousand euro.

As a result, no accounting entries were made as the conditions do not exist for booking a liability nor for recognising income that is certain and significant.

21. Liabilities for refuse dumps

Liabilities for refuse dumps *Thousands of euro*	**12 31 2006**	**Reclassi-fication**	**Financial charges net**	**Utilisations**	**12 31 2007**
Liabilities for refuse dumps (non-current portion)	10,543	(202)	139	-	10,479
Other current liabilities (current portion)	2,947	202	-	(1,622)	1,527
Total	**13,490**	**-**	**139**	**(1,622)**	**12,007**

The liabilities for refuse dumps show an overall balance at the end of December, including the current portion of 1,527 thousand euro shown under other current liabilities, of 12,007 thousand euro, made up of an estimate of the works and environmental risks involved in the reclamation activity to be carried out at the Gerenzano dump. The following changes took place during the year:

- utilisation following completion of scheduled interventions for 1,622 thousand euro;
- recognition of the financial charges accrued during the period, based on the rates of 5- and 10-year BTPs (4.04% and 4.14% respectively) net of average inflation of 2%, for an amount of 139 thousand euro.

In 2006, an agreement was signed with the Municipality of Gerenzano which defines all of the obligations between Amsa and the Municipality. Based on it, the works were contracted out for the extraordinary maintenance of the offices, the supply of workshop and warehouse prefabs and an air conditioning system for the offices; tenders that were awarded in January 2007. In the meantime, plans were prepared to redo the fencing round the Parco degli Aironi at Gerenzano Uno – lots A and B with paving works.
The economic content of the commitments taken reflects the provisions that have been made.

22. Other non-current liabilities

This item, which pertains entirely to AMSA S.p.A., consists of guarantee deposits made by customers for rubbish collection services provided to private users and deferred income for a total of 186 thousand euro; there are no significant changes compared with the previous year.

CURRENT LIABILITIES

23. Trade payables

At December 31, 2007, Group's trade payables amount to 87,680 thousand euro compared with 79,341 at December 31, 2006 and are detailed as follows:

Trade payables - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Change**
Trade payables	87,668	79,338	8,330
Payables for advances from customers	12	3	9
Total	**87,680**	**79,341**	**8,339**

Note that trade payables are all in euro.

This caption increases significantly because of invoices received and to be received due to the concentration of vehicle deliveries and the booking of partially completed works towards the end of the year.

24. Other current liabilities

At December 31, 2007, other current liabilities amount to 43,715 thousand euro, and compare with 43,259 thousand euro in 2006, they are detailed as follows:

Other current liabilities - *Thousands of euro*	**12 31 2007**	**12 31 2006**
Taxes payable	15,556	14,148
Amounts due to social security institutions	5,906	5,181
Amounts due to employees and others	12,641	13,966
Other liabilities	559	33
Liabilities for refuse dumps - current portion	1,528	2,947
Provisions for risks and charges - current portion	7,525	6,984
Total	**43,715**	**43,259**

Overall, this item has been affected above all by the increase compared with 2006 in taxes payable of around 1,400 thousand euro due to the movement in VAT with deferred collection for the payment of the instalments of the Service Contract fees, which at the date of the December VAT liquidation showed a payable balance of 922 thousand euro compared with a receivable balance at the end of 2006, as well as amounts due to employees which at December 31, 2006 showed substantial amounts due in the form of redundancy incentives.
The amounts due to social security institutions have gone up by 725 thousand euro as a result of the reform of severance indemnities and the cost of paying over accruals to external pension funds.

25. Financial liabilities - current portion

These amount to 21,446 thousand euro at December 31, 2007 (13,725 thousand euro at December 31, 2006). The item includes overdraft accounts with Banca Intesa for a total of 6,969 thousand euro already mentioned in the note on cash and cash equivalents (zero at December 31, 2006) and the current portions of medium/long-term financial liabilities of 14,476 thousand euro at December 31, 2007 (13,725 thousand euro at December 31, 2006) already explained in note 17.

26. Tax liabilities

Thousands of euro	
Balance at December 31, 2007	3,091
Balance at December 31, 2006	997
Changes	**2,094**

This account consists of the amounts of IRES and IRAP owed to the Tax Authorities and has gone up compared with December 31, 2006, mainly because of the higher tax base of the parent company Amsa Holding S.p.A..

Notes to the income statement items

27. Revenues

In 2007 this caption amounts to 329,793 thousand euro compared with 319,574 thousand euro of 2006, it is made up of:

Description - *Thousands of euro*	12 31 2007	12 31 2006	Changes
Fees for institutional services	**188,309**	**181,210**	**7,099**
Fees for commercial services to the Municipality	**5,267**	**9,465**	**(4,198)**
Refuse collection services	17	12	5
Waste disposal services	251	369	(118)
Service agreements	4,987	9,076	(4,089)
Extraordinary interventions and sundry other income	12	8	4
Fees from paid services	**127,441**	**118,592**	**8,849**
Revenues from differentiated refuse collection and energy recovery	12,518	11,495	1,022
Sale of electricity	76,041	75,495	547
Refuse collection services	2,571	2,402	170
Waste disposal services	18,785	13,398	5,386
Extraordinary interventions and sundry other income	2,048	1,016	1,032
Service agreements	15,900	14,786	1,114
Change in contract work in progress	(422)	-	(422)
Total revenues	**321,017**	**309,267**	**11,750**
Other revenues and income	8,776	10,307	**(1,531)**
Total revenues	**329,793**	**319,574**	**10,219**

Revenues in 2007 increased by 3.8% compared with 2006.

Changes are summarised as follows:

Fees for institutional services (+7,099 thousand euro)

The change in this caption is due to:

- an increase due to be appointed by the Municipality of Milan to clean the city's parks, gardens and green areas (6,400 thousand euro), a 3-year contract that began in May;

- an increase (700 thousand euro) due to lower equalisations in favour of the Municipality of Milan in application of the service contract as well as a greater number of extra services.

Commercial services rendered to the Municipality (-4,198 thousand euro)

The decrease was mainly due to the amount charged to the Municipality of Milan for snow clearing in 2006 (-8,024 thousand euro), partially offset by an increase (+3,750 thousand euro) in the contributions received for the extraordinary promotional campaign to remove the graffiti from Milan's buildings.

Sale of electricity and heat (+547 thousand euro)

An amount of 4,745 thousand euro has been booked to this item as a forecast of the revenues earned at the definitive price for selling electricity, which is lower than the figure used at the time of billing on account, as a consequence of the instructions contained in the Budget Law 2008.
There was a slight reduction in the amount of electricity produced (-0.6%) and an increase in the heat sold (+29%).

Other commercial revenues (+8,302 thousand euro)

Higher revenues were earned for the quantities of solid urban waste (SUW) disposed of for third parties (+5,386 thousand euro), as well as the sludge produced by the Nosedo purification plant (+100 thousand euro). Revenues from the sale of materials from differentiated rubbish collection increased by 1,022 thousand euro thanks to the higher quantities collected and an increase in CONAI contributions.
Sundry sales also went up (+1,032 thousand euro), as did services rendered to private individuals (+900 thousand euro).

Change in contract work in progress

This items shows a decrease of 422 thousand euro following the valuation of the long-term contract applying the stage of completion method to the costs actually incurred.

28. Other operating income

This item amounts to 8,776 thousand euro, decreasing compared with the previous year by 1,531 thousand euro because of lower out-of-period income booked after determination of the definitive CIP 6/92 price for selling electricity to GSE compared with 2006. This

constitutes the main figure and in May gave rise to additional invoicing of around 4,500 thousand euro.

The billing of penalties is offset by a provision for bad and doubtful accounts of 458 thousand euro for an amount currently in dispute.

Overall, penalties charged to suppliers during the year rose by 852 thousand euro.

The following table provides details of this item:

Thousands of euro	2007	2006	Difference
Out-of-period income	5,394	7,478	(2,084)
Gains on disposal of non-current assets	252	333	(81)
Penalties	1,336	484	852
Green certificates	1,083	1,259	(176)
Rebates and sundry income	711	753	(42)
Total	**8,776**	**10,307**	**(1,531)**

29. Costs of raw, consumable materials, finished products and goods

In 2007, costs of raw, ancillary and consumable materials, inclusive of the change in inventories, amount to 16,370 thousand euro with respect to 15,736 thousand euro in 2006 and consist of:

Description - *Thousands of euro*	2007	2006
Purchase of raw, consumable materials, finished products and goods	16,304	17,684
Change in inventories of raw, consumable materials, finished products and goods	66	(1,948)
Total costs of raw, consumable materials, finished products and goods	**16,370**	**15,736**

2007 saw a significant drop in purchases of plant spare parts and purchases of salt and melting agents were virtually eliminated, whereas there has been a slight increase in purchases of diesel fuel for trucks and chemical reagents.

Inventories show an overall decrease in their balance sheet value of 66 thousand euro, net of an increase in plant and motor vehicle spare parts and in equipment for operating services of 800 thousand euro less additional obsolescence of 900 thousand euro, concentrated mainly in the stock of spare parts for the Silla 2 waste incineration plant.

30. Other operating costs

Operating costs amount to 93,098 thousand euro versus 92,130 of 2006 and are made up of:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Changes**
Transport and disposal	38,579	34,541	4,038
Maintenance and repair	12,103	12,599	(496)
Other services from third parties	35,822	40,205	(4,383)
Use of third-party assets	3,972	3,139	833
Other operating costs	2,622	1,646	976
Total operating costs	**93,098**	**92,130**	**968**

Transport and disposal

The higher quantity of SUW disposed of (+28,800 tonnes) led to a proportional increase in costs.

There have been increases in costs for the third-party treatment of the sludge coming from the Nosedo purification plant due to an increase in prices compared with 2006, and for the disposal of incineration residues.

Maintenance and repair

External maintenance work on the Silla 2 waste incineration plant has decreased (-300 thousand euro), as it has on other plants (-100 thousand euro).

A reduction is also reported in the maintenance of buildings and equipment (-300 thousand euro) and for the heat contract (-200 thousand euro).

There was an increase (+300 million euro) in maintenance costs for motor vehicles, due to an increase in the pool of vehicles for the new services assigned to the Company, as well as for hardware and software (+100 million euro).

Other services from third parties

The main changes in this item are attributable to:

- lower costs for the snow clearing service (-9,000 thousand euro);
- higher costs for the graffiti cleaning service (+5,100 thousand euro) as a result of the promotional campaign held in the second half of the year;
- higher costs for outsourced services, insurance and security guards (+700 thousand euro).

Use of third-party assets

Rental and lease expenses are up by 800 thousand euro due to the start-up requirements of the contract for cleaning the city's parks and gardens.

Other operating costs

This caption is detailed as follows:

Thousands of euro	**2007**	**2006**	**Change**
Out-of-period expenses	571	517	54
Losses on disposal of non-current assets	282	60	222
Membership fees	194	230	(36)
Charitable donations and gifts	74	86	(12)
Other	478	144	334
Indirect taxes and dues	1,023	609	414
Total	**2,622**	**1,646**	**976**

These are up because of the recalculation of the areas and buildings that are taxable for ICI purposes, together with higher losses on the disposal of fixed assets.

31. Labour costs

Labour costs amount to 157,867 thousand euro compared with 156,880 thousand euro in 2006, they are detailed as follows:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Changes**
Wages and salaries	108,790	107,925	865
Social security charges	38,590	36,874	1,716
Severance indemnities	3,922	5,686	(1,764)
Loyalty bonus	672	754	(82)
Other labour costs	5,893	5,641	252
Total labour costs	**157,867**	**156,880**	**987**

The costs relating to the company canteen and luncheon vouchers, insurance benefits and mission expenses have been reclassified to "other labour costs".

The reduction in the cost of severance indemnities is partly due to the non-recurring "curtailment effect" of 3,000 thousand euro caused by the reform of severance indemnities. In particular, this benefit derives from the elimination of future pay rises from the actuarial calculation of severance indemnities from January 1, 2007.

The item relating to severance indemnities, 3,922 thousand euro, includes the amounts paid to Previambiente and Previndai for the employees who decided to join those pension funds.

The average workforce of the Group saw the following evolution:

Workforce	**2006**	**2007**	**Difference**
Managers	27	24	(3)
Supervisors	87	92	5
White-collar workers	617	624	7
Blue-collar workers	2,594	2,724	130
Total	**3,325**	**3,464**	**139**

32. Depreciation, amortisation, provisions and writedowns

Depreciation, amortisation, provisions and writedowns are detailed below:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**	**Changes**
Amortisation	1,614	1,737	(123)
Depreciation	26,954	24,636	2,318
Writedown of fixed assets	-	61	(61)
Writedown of current receivables	987	1,147	(160)
Provisions for risks and charges	2,380	1,634	746
Provisions for charges	2,797	2,267	530
Total depreciation, amortisation, provisions and writedowns	**34,732**	**31,482**	**3,250**

Depreciation, amortisation, provisions and writedowns for 2007 come to 34,732 thousand euro and increase by 3,250 thousand euro on 2006 (+10.3%).

This increase is mainly due to the change in the estimated useful life of the Silla 2 waste incineration plant from 20 to 25 years and that of its more important components, having taken expected replacement needs into account.
The combined effect of these changes in estimate involved higher depreciation charges of around 1,700 thousand euro in 2007, as explained in note 5.

The writedown of current receivables of 987 thousand euro relates to the problems encountered in recovering the amounts billed retroactively to the Co.Re.Pla. Consortium for tariff revisions, non-recognition of contractual penalties billed to suppliers and other old items that are unlikely to be collected.

The 2007 provisions for risks, which amount to a total of 2,380 thousand euro, are made up principally of an integration of the quantification of the risk of losing an appeal against an assessment based on a tax audit by the Fiscal Police in March 2006 for 1,781 thousand euro and the risk of losing employment-related law suits for 594 thousand euro.

Provisions for charges of 2,797 thousand euro are made up of personnel costs for a probable liability relating to a one-off payment under the labour contract calculated on the basis of an intermediate hypothesis compared with the requests of the trade unions, for a total of 2,406 thousand euro, as well as minor items for a total of 67 thousand euro and a provision of 324 thousand euro for commitments to cancel graffiti from private buildings.

33. Financial income and charges

Financial income

This caption totals 3,355 thousand euro and increases by 893 thousand euro (+36%) on the previous year, it is made up of:

Description - *Thousands of euro*	**2007**	**2006**
Interest income from customers	8	-
Bank interest and on investments	953	1,279
Interest income on revaluation of advance payments of severance indemnities	13	29
Other interest income	19	46
Interest on current account	61	86
Actuarial gains on employee benefits	2,269	1,022
Financial income on reclamations and dismantlings	32	-
Total	**3,355**	**2,462**

The trend in this item has been affected by the increase in actuarial gains on employee benefits and by the lower level of liquid funds compared with 2006 because of the ongoing problems in connection with the local government stability pact on the part of the Municipality of Milan, partly offset by the increase in the interest rate earned on current accounts.

As a result of bringing the Company into line with the accounting policies of the parent company A2A S.p.A., the actuarial gains and losses on employee benefits calculated by an independent firm of actuaries in accordance with IAS 19 have been booked to the income statement. In the past, these gains and losses were booked to a specific equity reserve.

Financial charges

At the end of 2007 these come to 7,700 thousand euro and are lower than in 2006, they are detailed as follows:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**
Bank interest	83	3
Interest expense and other default interest	42	85
Interest on medium/long-term bank loans	4,400	4,724
Other financial charges	60	58
Financial charges on employee benefits	3,058	3,104
Financial charges on reclamations and dismantlings	57	223
Total	**7,700**	**8,197**

The reduction in interest on medium/long-term bank loans is principally due to the repayment plan of the loans taken out to finance construction of the Silla 2 plant, offset by an increase in interest rates as the loans are at a floating rate. There are higher financial charges for the interest accruing on bank overdrafts due to the delay in collecting fees under the service contract.

This item includes the interest cost resulting from the actuarial valuation of employee benefits and for the passing of time for the provisions for reclamations and plant dismantlings.

34. Income tax expense

The item includes both IRAP and IRES, as well as the deferred taxes on temporary differences between the statutory profit and the taxable income, in order to determine the total tax charge for the period, which is made up as follows:

Description - *Thousands of euro*	**12 31 2007**	**12 31 2006**
Corporate income tax (IRES)	8,606	5,890
Regional business tax (IRAP)	7,769	7,176
Deferred tax assets and liabilities (IRES)	1,321	785
Deferred tax assets and liabilities (IRAP)	115	(10)
Prior year taxes	–	74
Total income taxes for the year	**17,811**	**13,915**

As far as IRAP is concerned, we would point out that the amount was determined on the basis of the net production value adjusted as required by current regulations.

Current IRES has been calculated at the standard rate.

The deferred tax assets and liabilities have been adjusted for the new tax rates for IRES and IRAP, which were both reduced, to 27.5% and 3.9% respectively, in the 2008 Budget. This adjustment led to a net charge of 1,100 thousand euro.

The changes reflect the increase in taxable income for both types of tax in 2007.

As regards the applicability of the deductions from the IRAP tax base as per article 1.266 of the 2007 Budget ("fiscal wedge") by companies operating in the field of refuse collection and disposal, our trade association is seeking advice from the Ministry of Finance. No answer had yet been received on this matter by the time the financial statements were completed. The Group therefore thought it best not to apply this benefit in calculating current IRAP.

The following table gives a reconciliation of the IRES tax charge:

Thousands of euro	2007	2006
Current IRES	8,606	5,890
IRES deferred liability/(asset)	1,321	786
Total IRES for the year	9,927	6,676
Profit before taxes	23,381	17,611
IRES charge as % of pre-tax profit	42.46%	37.9%
Temporary add-backs on which deferred tax liabilities/assets have been provided	(348)	(2,240)
Permanent add-back prov. for tax risks	1,782	1,472
Other permanent or temporary add-backs whose reversal is expected beyond 10 years	1,266	1,005
Taxable income for IRES	26,081	17,848
Current IRES charge as % of taxable income	33%	33%

The following table provides a reconciliation of the IRAP tax charge:

Thousands of euro	2007	2006
Current IRAP	7,770	7,176
IRAP deferred liability/(asset)	115	(10)
Total IRAP for the year	7.884	7,166
Profit from operations	27,726	23,346
IRAP charge as % of EBIT	28.44%	30.7%
Temporary add-backs on which deferred tax liabilities/assets have been provided	(2,265)	235
Permanent add-back prov. for tax risks	1,782	1,472
Add-back for labour costs	156,825	153,091
Add-back for valuation of receivables	987	1,147
Other permanent or temporary add-backs whose reversal is expected beyond 10 years and other deductions	(2,232)	(10,44)
Taxable income IRAP	182,823	168,847
Current IRAP charge as % of taxable income	4.25%	4.25%

35. Other information

The remuneration of the members of the Board of Directors and of the Board of Statutory Auditors of Amsa Group companies is as follows, in accordance with article 2427.17 of the Civil Code.

	Amsa Holding	Amsa S.r.l.	Amsadue	Amsatre
Directors	349,141	-	28,958	28,958
Board of Statutory Auditors	179,113	11,076	30,538	27,248

Other notes

36. Guarantees given and commitments

These consist mainly of guarantees given to the Environment Ministry for registration in the Official List of Refuse Operators in connection with the deposit and disposal of refuse to obtain the required authorisations and in the Official List of Hauliers, for a total of 20,175 thousand euro.

There are also omnibus guarantees given by Amsa S.r.l. to banks on behalf of the subsidiaries Amsadue and Amsatre for a total of 3,500 thousand euro.

37. Information on financial risks

With reference to the information provided in the specific note regarding the parent company's purchase of a derivative (IRS) to hedge the interest rate risk on its floating-rate mortgage (6-month Euribor/360 days) stipulated with MCC S.p.A. for the loan financing the Silla 2 waste incineration plant, we would like to point out that there are no other significant risks linked to interest rate trends nor other kinds of financial risks.

38. Related party transactions

The 2007 balance sheet and income statement of the parent entity (Municipality of Milan) are summarised below:

Thousands of euro	**Parent entity Municipality of Milan**
INCOME STATEMENT	
Revenues	193,576
Operating costs	926
Financial income	61
BALANCE SHEET	
Trade receivables	112,046
Financial receivables	1,229

The balances outstanding between the Group and the Municipality of Milan, its sole shareholder, at December 31, 2007 consist of receivables totalling 112,046 thousand euro which concern the billing of fees for institutional services and services on request and receivables of 1,229 thousand euro made up of the balance on the current account on which there is accrued interest income of 61 thousand euro.
Revenues include the fees for institutional services rendered to the Municipality of Milan, net of equalisations foreseen under the Service Contract and booked to the period in question, for 188,309 thousand euro and for other commercial services for 5,267 thousand euro.

Operating costs relate to the services provided by the local police for the checks that they carry out on the application of the rules on urban hygiene, as well as the rents paid for the areas and buildings used for operating purposes.

We can confirm that all dealings with the Municipality of Milan's subsidiaries and with the Company's own subsidiaries are all regulated by contractual relationships at normal market conditions.

The Company also has commercial dealings with other companies run by the Municipality of Milan such as Metropolitana Milanese S.p.A. for the drinking water service, companies of the AEM Group for the supply of electricity, natural gas and heating services, all at normal market conditions.

The most significant amounts for the period concern the supply of drinking water by Metropolitana Milanese S.p.A. for 400 thousand euro, the supply of natural gas by Aem Gas S.p.A. for 800 thousand euro and the sale of heat for district heating to Aem Trading S.r.l. for 1,400 thousand euro and of green certificates for 1,259 thousand euro.

39. Reconciliation between the 2006 published financial statements and the restated financial statements

A reconciliation between the 2006 figures already published and those presented for comparison purpose in these financial statements is given below.

Balance sheet - Assets *Thousands of euro*	**2006** *Restated*	**Capital grants**	**Actuarial gains**	**Current portion of provisions**	**Liabilities for refuse dumps**	**2006 Published (*)**
Non-current assets						
I. Property, plant and equipment	272,103	3,881	-	-	-	275,984
II. Property	-	-	-	-	-	-
III. Intangible assets	4,305	-	-	-	-	4,305
IV. Investments	-	-	-	-	-	-
V. Other non-current financial assets	7,894	-	-	-	-	7,894
VI. Non-current derivatives	179	-	-	-	-	179
VII. Deferred tax assets	18,875	-	-	-	-	18,875
VIII. Other non-current assets	-	-	-	-	-	
Total non-current assets	**303,356**	**3,881**	**-**	**-**	**-**	**307,237**
Current assets						
I. Inventories	5,501	-	-	-	-	5,501
II. Trade receivables	133,225	-	-	-	-	133,225
III. Other current assets	6,019	-	-	-	-	6,019
IV. Current financial assets	267	-	-	-	-	267
V. Current derivatives	-	-	-	-	-	-
VI. Current tax assets	-	-	-	-	-	-
VII. Cash and cash equivalents	943	-	-	-	-	943
VIII. Assets held for sale	-	-	-	-	-	-
Total current assets	**145,955**	**-**	**-**	**-**	**-**	**145,955**
Assets held for sale	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL ASSETS	**449,311**	**3,881**	**-**	**-**	**-**	**453,192**

(*) Restated in accordance with A2A financial statements.

Balance sheet - Equity and liabilities - *Thousands of euro*	**2006** *Restated*	**Capital grants**	**Actuarial gains**	**Current portion of provisions**	**Liabilities for refuse dumps**	**2006 Published (*)**
Equity						
I. Share capital	96,430	-	-	-	-	96,430
II. (Treasury shares)	-	-	-	-	-	-
III. Reserves	19,545	-	684	-	-	20,229
IV. Net profit (loss) for the year	3,696	-	(684)	-	-	3,012
Total equity	**119,671**	**-**	**-**	**-**	**-**	**119,671**
Non-current liabilities						
I. Financial liabilities - non-current portion	68,845	-	-	-	-	68,845
II. Non-current derivatives	-	-	-	-	-	-
III. Deferred tax liabilities	11,578	-	-	-	-	11,578
IV. Employee benefits	74,758	-	-	-	-	74,758
V. Provisions for risks and charges	26,411	-	-	-	10,543	36,954
VI. Liabilities for refuse dumps	10,543	-	-	-	(10,543)	-
VII. Other non-current liabilities	183	3,881	-	-	-	4,064
Total non-current liabilities	**192,318**	**3,881**	**-**	**-**	**-**	**196,199**
II. Trade payables	79,341	-	-	-	-	79,341
III. Other current liabilities	43,259	-	-	(9,931)	-	33,328
IV. Financial liabilities - current portion	13,725	-	-	-	-	13,725
V. Current derivatives	-	-	-	-	-	-
Provisions	-	-	-	9,931	-	9,931
VI. Tax liabilities	997	-	-	-	-	997
Total current liabilities	**137,322**	**-**	**-**	**-**	**-**	**137,322**
Assets held for sale	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL EQUITY AND LIABILITIES	**449,311**	**3,881**	**-**	**-**	**-**	**453,192**

(*) Restated in accordance with A2A financial statements.

Revenues *Thousands of euro*	2006 *Restated*	Capital grants	Actuarial gains	Reclas-sification	2006 Published (*)
I. Revenues from sales and services	309,267	-	-	1,259	310,526
II. Other operating income	10,307	641	-	(1,259)	9,689
Total revenues	**319,574**	**641**	-	-	**320,215**
Operating costs					
I. Raw, consumable materials and finished products	15,736	-	-	-	15,736
II. Other operating costs	92,130	-	-	1,454	93,584
Total operating costs	**107,866**	-	-	**1,454**	**109,320**
Labour costs	156,880	-	-	(3,789)	153,091
Gross profit from operations	**54,828**	**641**	-	**2,335**	**57,804**
Depreciation and amortisation, provisions and writedowns	31,482	641	-	2,335	34,458
Net profit from operations	**23,346**	-	-	-	**23,346**
Financial income and charges					
I. Financial income	2,462	-	(1,022)	-	1,440
II. Financial charges	(8,197)	-	-	-	(8,197)
III. Gains and losses on valuation of investments at equity	-	-	-	-	-
Total financial costs	**(5,735)**	-	**(1,022)**	-	**(6,757)**
Profit before tax	**17,611**	-	**(1,022)**	-	**16,589**
Income tax expense	13,915	-	(338)	-	13,577
Net profit (loss) from continuing operations	3,696	-	(684)	-	3,012
Net result from non-current assets sold or held for sale	-	-	-	-	-
Net profit (loss)	3,696	-	(684)	-	3,012
Minority interests	-	-	-	-	-
NET RESULT OF THE GROUP	**3,696**	-	**(684)**	-	**3,012**

(*) Restated in accordance with A2A financial statements.

40. Subsequent events

On January 1, 2008, Amsa Holding S.p.A. was merged with AEM S.p.A., which then changed its name to A2A S.p.A..

41. Outlook for operations

During the current year, the AMSA Group will be heavily involved in integrating its operations with those of the A2A Group. The new group has now created an environmental business that is the largest in Italy, able to create synergies, opportunities to expand the market and to raise its overall know-how with positive fall-out for the quality and value-for-money of the services on offer and for the environmental system as a whole.

Operating activities will also be concentrated, as usual, in the management of service contracts with the Municipalities that we serve and in the completion of the plant infrastructure needed to get the best value out of the waste collected.

The Service Contract with the Municipality of Milan has been renewed for the three year period 2008-2010 after changing it radically in the way that fees are calculated and in the way that performance is evaluated. The structure will pursue not only compliance with our contractual obligations, but also an improvement in the quality of the services rendered, street sweeping in particular, aiming for higher efficiency and productivity.

During 2008, the plant at Muggiano for processing bulky refuse will enter service. Work will also commence on the construction of a plant for processing street sweeping dust, as will the activities required to build an "oven-ready" glass production plant together with an industrial partner.

The Group is also heavily involved in launching a project to build a new waste incineration plant, so as to ensure that the City and Province of Milan will be completely self-sufficient in its capacity to dispose of its rubbish.

0.4

Independent Auditors' Report

Independent Auditors' Report

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmeuditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 2409-ter of the Italian Civil Code

To the shareholders of
A2A S.p.A.

1 We have audited the consolidated financial statements of the AMSA Holding Group as at and for the year ended 31 December 2007, comprising the balance sheet, income statement, statement of recognised income and expense, cash flow statement and notes thereto. These financial statements are the responsibility of the directors of A2A S.p.A.. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards generally accepted in Italy. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements present the prior year corresponding figures for comparative purposes. As disclosed in the notes, the directors restated such corresponding figures included in the prior year consolidated financial statements. We audited such financial statements and issued our report thereon on 4 April 2007. We have examined the methods used to restate the prior year corresponding figures and related disclosures to the extent that we considered to be necessary to express an opinion on the consolidated financial statements at 31 December 2007.

3 In our opinion, the consolidated financial statements of the AMSA Holding Group as at and for the year ended 31 December 2007 comply with the International Financial Reporting Standards endorsed by the European Union. Therefore, they are clearly stated and give a true and fair view of the financial position of the AMSA Holding Group as at 31 December 2007, the results of its operations, changes in its equity and its cash flows for the year then ended.

KPMG

AMSA Holding Group
Report of the auditors
31 December 2007

4 During 2007, the group implemented corporate restructuring plan as part of a wider project for the constitution of A2A S.p.A.. This involved the spin-off of the parent Amsa Holding S.p.A. to set-up Milano Immobili e Reti S.r.l. to which the unduplicable assets necessary to provide waste management services to the Milan Municipality have been contributed with effect from 27 December 2007.

The project was completed with the merger of the parent, Amsa Holding S.p.A. into AEM S.p.A. (now A2A S.p.A.), effective as from 1 January 2008. Therefore, the consolidated financial statements have been prepared by the directors of the aforementioned merging company, A2A S.p.A..

Milan, 11 April 2008

KPMG S.p.A.

(Signed on the original)

Claudio Mariani
Director of Audit

Amsa

Via Olgettina, 25 - 20132 Milano
www.a2a.eu

2007 pro-forma figures

a2a

Contents

This is a translation of the Italian original "Dati pro forma 2007" and has been prepared soleley for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

0.1

Pro-forma key figures at December 31, 2007

Income statement figures *Millions of euro*	**AEM Group at 12 31 2007**	**AMSA Group at 12 31 2007**	**ASM Group at 12 31 2007**	**Pro-forma financial statements of A2A at 12 31 2007**
Total revenues	7,209	330	2,286	10,103
Gross profit from operations	1,473	63	391	1,936
Profit from operations	821	28	275	1,134
Net profit for the year pertaining to the Group and minority interests	486	6	225	721
Net profit for the year pertaining to the Group	292	6	225	521
Balance sheet figures *Millions of euro*				
Net capital employed	9,384	151	2,581	12,261
Equity	4,839	80	1,560	6,490
of which:				
- of the Group	2,260	80	1,540	3,880
- of minority interests	2,579	-	20	2,610
Net debt	(4,545)	(71)	(1,021)	(5,771)
Indicators per share - *In euro*				
Net profit of the Group per share	0.162	0.578	0.291	0.166
Consolidated equity of the Group per share	1.256	8.296	1.989	1.238
Number of shares used:				
- ordinary shares issued	1,800,047,400	9,643,000	774,305,358	3,132,905,277

0.2

The A2A Group


A2A Spa
99.99% Aem Energia
100.00% Aem Trading
100.00% Asmea
100.00% Tidonenergie
33.33% Lumenergia
100.00% Bas Omniservizi
50.00% Ergon Energia
50.00% Metamer
70.00% Plurigas
100.00% Asm Energy
99.99% Aem Gas
99.99% Aem Elettricità
100.00% Asm Reti
100.00% Asm Elettricità
48.85% ASVT
91.60% Retragas
99.98% Bas Sii
100.00% Retrasm
89.84% Abruzzo Energia
50.00% Ergosud
20.00% Edipower (A)
100.00% Amsa
100.00% Amsadue
100.00% Asmeatre
99.97% Aprica
100.00% Bas Power
79.98% Montichiari Ambiente
94.00% Ecodeco (C)
100.00% Fertilvita
100.00% Aem Calore & Servizi
100.00% Aem Service
47.50% Ge,Si,
49.00% Malpensa Energia
100.00% Asm Calore & Servizi
51.00% Asm Servizi
50.00% Asm Novara
40.00% Serio Energia
51.00% Delmi
50.00% Transalpina di Energia
60.00% Edison (B)
24.99% AGAM
20.00% ACSM
20.00% Endesa Italia
14.48% Trentino Servizi
5.76% Atel Holding AG
32.52% Società Servizi Valdisotto
100.00% Aprica Studi
100.00% Bas.Com
100.00% Selene
100.00% Itradeplace
49.00% e-Utile
23.53% Metroweb
100.00% Proaris

Areas of activity

- Electricity/Gas sale
- Networks
- Production
- Environment
- Heat & Services
- Other Cos. Power sector
- Other business

(A) The percentage holding shown here assumes that the put option on the residual 2% has been exercised. If the interest held through Edison is also taken into consideration, the overall consolidated interest in Edipower S.p.A. amounts to 45%.

(B) The percentage of 61.28% relates to the ordinary shares held by Transalpina di Energia S.r.l. at December 31, 2007. The interest iin the total share capital amounts to 60%. This percentage assumes that the Edison warrants held by Transalpina di Energia S.r.l. have been exercised. Note that Edison S.p.A. holds 50% of the interest in Edipower S.p.A., including the put option on the residual 5%.

(C) The other 6% of Ecodeco S.r.l. is subject to put and call options which AEM S.p.A. can exercise before the end of 2008 to sell or buy this investment at the same conditions.

0.3

The mergers of Aem/Amsa and Aem/Asm and the birth of A2A

The mergers of AMSA Holding S.p.A. ("AMSA") ([1]) with AEM S.p.A., and ASM Brescia S.p.A. ("ASM") with AEM S.p.A. ("AEM") and AEM's change of name to A2A S.p.A. (the "Operations"), with effect from January 1, 2008 ([2]) form part of the evolution of Italian local utilities. They are opening up to more competition and have initiated a process of consolidation that is leading to the formation of a limited number of larger operators, even if they still have strong local roots. In this context, AEM, ASM and AMSA have agreed on the industrial value of the project, which is designed to (i) achieve a suitable size to compete with other national and foreign operators, (ii) reinforce upstream and downstream integration in the value chain of their core activities, (iii) raise negotiating potential in deregulated markets, (iv) take advantage of opportunities deriving from economies of scale and cost/investment synergies with a view to improving the quality of the services offered and (v) strengthen the territorial roots of the new company, which operates not only in Milan, Brescia and Bergamo, but also in numerous other cities in Lombardy and Emilia, continuing to provide important services to their citizens, who are A2A's customers.

In particular, the creation of A2A will make it possible to (i) reinforce the promotion of energy savings and sustainable development initiatives using innovative technologies and suitable management and industrial policies, such as producing energy from renewable sources, and (ii) create additional value in businesses such as gas, electricity, environmental services (e.g. waste incineration, treatment and disposal) and energy services for the territory (such as district heating and energy management).

(1) In preparation for its merger, AMSA:
   (a) spun off to Milano Immobili e Reti S.r.l., which is wholly owned by the Municipality of Milan, the so-called "non-duplicatable" assets used in running the waste collection and street sweeping services;
   (b) contributed to a wholly owned newco (AMSA S.r.l., now Amsa S.p.A.) all of the assets and liabilities and all of its juridical relations other than the "non-duplicatable" assets transferred to Milano Immobili e Reti S.r.l.;
   (c) changed its name to AMSA Holding S.p.A..

(2) The merger deed was stipulated on December 24, 2007 with effect from January 1, 2008; the share capital of AEM S.p.A. (now A2A S.p.A.) was increased from 936,024,648 euro to 1,629,110,744.04 euro.

Having created a major operator to act as a self-sufficient and completely integrated national leader in the energy and environmental sector, it will take on the role of an aggregating hub that can attract other local operators in neighbouring geographical areas that are complementary in terms of their customer base. Small and medium-sized utilities are going to have to raise their efficiency in a market that is experiencing growing competition and a potential compression of operating margins. This gives them good reason to combine with A2A so as to guarantee sustainable development of their own territory, as the new Group will be able to provide them with a combination of a leadership position (with all the advantages of size) and easier access to energy procurement sources.

A2A wants to create value for its shareholders by exploiting the advantages and benefits that will derive from achieving a large enough size to compete successfully in the rapidly deregulating local public services market from the complementary nature of the business areas, which makes it possible to integrate the value chain upstream and downstream, and from the geographical vicinity of the areas in which they operate.

Synergies are expected to arise in this situation from the optimisation of the current industrial processes, such as management of the energy portfolio, standardisation of the main operating activities (e.g. centralised purchases) and the unification of common activities (e.g. staff functions, technical services and coordination). Synergies are also expected to come from projects of strategic development in activities with a higher potential for value creation, such as the energy market (gas and electricity), the environmental services business (WTE - waste-to-energy, waste treatment and disposal), energy services for the territory (district heating, local energy services) and producing energy from renewable sources.

This operation has therefore given birth to an important energy operator, the largest among Italian local utilities and of importance also at a European level; in fact, the A2A Group already represents:

- the no. 1 operator by revenues in the local utilities sector;
- the no. 2 national operator by installed production capacity and amount of electricity sold;
- the no. 3 national operator by quantity of gas sold and number of customers;
- the no. 1 national operator in waste treatment and environmental services.

The various stages of the merger

- Merger negotiations between ASM and AEM began in July 2006.
- On December 18, 2006 the two Boards of Directors approved the Business Plan for the merger.
- On June 4, 2007 the Boards of Directors of ASM, AEM and AMSA approved a framework agreement regarding the structure and principal terms of the operation; on the same day, the Municipality of Brescia and the Municipality of Milan signed an agreement that laid down the guidelines for merging the two companies.
- On June 25, 2007 the Merger Plan was signed by the Boards of Administration of ASM, AEM and AMSA.
- On June 27, 2007 the operation was approved by Brescia City Council; it was then approved by Milan City Council on July 23, 2007.
- On September 21, 2007 the experts appointed by the Milan Court expressed their opinion on the reasonableness of the share exchange ratio (1 ASM share = 1.60 AEM shares).
- On October 22, 2007 the merger plan was definitively approved by the Extraordinary Shareholders' Meetings of ASM and AEM; the Ordinary Shareholders' Meeting of ASM also approved the distribution of an extraordinary dividend of 0.11 euro per share to its own shareholders.

0.4
Presentation of the "pro-forma" consolidated figures

This document shows the pro-forma consolidated balance sheet and income statement for the year ended December 31, 2007 (the "Pro-Forma Consolidated Figures").

The Pro-Forma Consolidated Figures have been prepared in order to give shareholders, stakeholders and the financial market in general a better perception of the size of the A2A Group, in terms of its earnings, assets and liabilities and financial position, following its creation by combining the three historical components, the AEM Group, the ASM Brescia Group and the AMSA Holding Group.

However, it should be noted that these figures are the result of combining different financial statements, which means that if the Operations had all be carried out at the reference date of the Pro-Forma Consolidated Figures, rather than on the date that the merger took effect (January 1, 2008), the historical figures would not necessarily have been the same as the pro-forma ones.

Basic hypothesis, accounting principles and assumptions underlying the preparation of the pro-forma consolidated financial statements

In accordance with the method of constructing pro-forma figures in accordance with CONSOB Communication no. DEM/1052803 of July 5, 2001, the Pro-Forma Consolidated Financial Statements have been prepared by making suitable adjustments to the historical figures prepared in accordance with IFRS to reflect retroactively the material effects of the Operations explained earlier.

These Pro-Forma Consolidated Figures have been prepared in order to simulate what the balance sheet and financial position of A2A would have been if the Operations had been carried out at the end of the reference period (December 31, 2007) and what the income statement would have looked like if they had been carried out at the beginning of the reference period (January 1, 2007).

However, it should be noted that, as we said earlier, the information contained in the Pro-Forma Consolidated Financial Statements is merely a simulation to demonstrate what effects the Operations could have.

In particular, given that the pro-forma figures have been constructed to reflect retroactively the effects of Operations that took place subsequently and even though the generally accepted rules have been followed and reasonable assumptions have been applied, there are limits to the pro-forma figures because of their very nature.

Moreover, considering the different purposes of the pro-forma figures with respect to the historical financial statements and the different methods of calculating the effects on the pro-forma consolidated balance sheet and income statement, these documents should be read and interpreted separately.

Lastly, it should be noted that the Pro-Forma Consolidated Financial Statements are not intended in any way to represent a forecast of the future results of A2A and should not therefore be used in this sense; in fact, the Pro-Forma Consolidated Figures are not forward looking, nor do they take account of the possible effects due to changes in corporate strategies and any industrial, operating and financial decisions taken after the Operations.

The financial principles adopted to prepare the Pro-Forma Consolidated Financial Statements, where not specifically mentioned, are the same as those used for the preparation of the consolidated financial statements of AEM (now A2A) at December 31, 2007, namely the International Financial Reporting Standards (IAS/IFRS) approved by the European Union. These principles are explained in the notes to the consolidated financial statements at December 31, 2007.

All amounts are shown in millions of euro.

Method of accounting for the AEM/AMSA merger

Note that prior to the merger between AMSA and AEM, AEM was held 42.267% by the Municipality of Milan. However, because of certain clauses in AEM's articles of association, the Municipality of Milan had the power to appoint a majority of the directors and to nominate the Chairman of the Board of Directors; in other words, it had control of AEM. The Municipality of Milan also held 100% of AMSA. As regards the method of accounting for the AEM/AMSA merger, it has been treated under IFRS as an operation "under common control", i.e. as an operation carried out by two entities that are subject to the control of the same entity. Such operations are not expressly regulated by IFRS 3, which explains the method to be used to account for business combinations, nor by other IAS/IFRS. In the absence of a specific accounting principle to refer to, AEM (now A2A) followed IAS 8 and adopted as the accounting treatment for booking such operations that of booking to the consolidated balance sheet the entities acquired on the basis of the accounting balances shown in the financial statements prior to the operation, in other words, ensuring "continuity of values".

Method of accounting for the AEM/ASM merger

As regards the method of accounting used for the AEM/ASM merger, the following points should be taken into consideration:

- prior to the merger with AEM, ASM was held 69.2% by the Municipality of Brescia;
- on October 5, 2007, the Municipalities of Brescia and Milan stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over A2A by means of a dualistic system of administration and control.

So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan.

International Financial Reporting Standards (IAS/IFRS) do not state specifically how joint ventures are meant to account for assets and liabilities over which the venturers acquire joint control. International practice has developed two alternative approaches to such operations: either "continuity of values", which says that the assets and liabilities of the joint venture should be shown on the basis of the values shown in the financial statements prior to the JV deal; or "fresh start accounting", which likens the operation to an acquisition, which means accounting for all balance sheet items at their fair value. In this particular case, it is felt that the most suitable method of accounting to represent the effects of the operation in question is "continuity of values": in fact, the assets and liabilities continue to be under the control - albeit joint control - of the Municipality of Brescia and the Municipality of Milan.

At December 31, 2007, as can be seen from the pro-forma figures that follow, the A2A Group is showing total assets of 17,396 million euro and equity of 6,490 million euro, of which 3,880 million euro pertaining to the Group and 2,610 million euro pertaining to minority interests.

As regards the main pro-forma income statement aggregates for 2007, the A2A Group is showing total revenues of 10,103 million euro and a gross profit from operations of 1,936 million euro.

The pro-forma aggregate net profit after tax amounts to 521 million euro.

Pro-forma net debt amounts to 5,771 million euro.

March 27, 2008 The Management Board

0.5

Pro-forma consolidated financial statements and methodological notes

Pro-forma consolidated assets and liabilities at December 31, 2007

The following table summarises by type the various pro-forma adjustments made in drawing up the pro-forma consolidated balance sheet at December 31, 2007:

Millions of euro ASSETS	AEM Group at 12 31 2007 a)	AMSA Group at 12 31 2007 b)	ASM Group at 12 31 2007 c)	Distribution of extraordinary dividend d)	Effects of the Merger on the balance sheet e)	Elimination of reciprocal balances and other pro-forma entries f)	Pro-forma financial statements of A2A at 12 31 2007 g)
NON-CURRENT ASSETS							
Property, plant and equipment	6,785	229	1,566	-	-	-	8,580
Investment property	5	-	-	-	-	-	5
Intangible assets	533	4	38	-	-	-	575
Goodwill	2,214	-	138	-	-	-	2,352
Investments carried at equity	87	-	829	-	-	-	916
Other non-current financial assets	670	-	20	-	-	-	690
Non-current derivatives	25	1	-	-	-	-	26
Deferred tax assets	269	16	41	-	-	2	328
Other non-current assets	46	-	12	-	-	-	58
TOTAL NON-CURRENT ASSETS (A)	**10,634**	**250**	**2,644**	-	-	**2**	**13,530**
CURRENT ASSETS							
Inventories	202	5	59	-	-	37	303
Trade receivables	1,716	141	736	-	-	58	2,651
Other current assets	320	4	85	-	-	-	409
Current financial assets	7	4	-	-	-	-	11
Current derivatives	78	-	8	-	-	2	88
Current tax assets	30	-	42	-	-	-	72
Cash and cash equivalents	99	1	154	(85)	-	-	169
TOTAL CURRENT ASSETS (B)	**2,452**	**155**	**1,084**	**(85)**	-	**97**	**3,703**
NON-CURRENT ASSETS HELD FOR SALE (C)	163	-	-	-	-	-	**163**
TOTAL ASSETS (A + B + C)	**13,249**	**405**	**3,728**	**(85)**	-	**99**	**17,396**

Pro-forma consolidated assets and liabilities at December 31, 2007

Millions of euro EQUITY AND LIABILITIES	AEM Group at 12 31 2007 a)	AMSA Group at 12 31 2007 b)	ASM Group at 12 31 2007 c)	Distribution of extraordinary dividend d)	Effects of the Merger on the balance sheet e)	Elimination of reciprocal balances and other pro-forma entries f)	Pro-forma financial statements of A2A at 12 31 2007 g)
EQUITY							
Share capital	936	52	774	-	(133)	-	1,629
(Treasury shares)	(64)	-	(5)	-	5	-	(64)
Other reserves and result	1,388	28	771	-	128	-	2,315
Equity pertaining to the Group	2,260	80	1,540	-	-	-	3,880
Minority interests	2,579	-	20	-	-	11	2,610
Total equity (D)	**4,839**	**80**	**1,560**	**-**	**-**	**11**	**6,490**
LIABILITIES							
NON-CURRENT LIABILITIES							
Financial liabilities - non-current portion	3,892	54	962	-	-	-	4,908
Non-current derivatives	0	-	10	-	-	-	10
Deferred tax liabilities	629	11	119	-	-	1	760
Employee benefits	198	67	51	-	-	-	316
Provisions for risks and charges	600	27	23	-	-	-	650
Liabilities for refuse dumps	40	10	82	-	-	-	132
Other non-current liabilities	257	-	21	-	-	-	278
Total non-current liabilities (E1)	**5,616**	**169**	**1,268**	**-**	**-**	**1**	**7,054**
CURRENT LIABILITIES							
Trade payables	1,312	88	393	-	-	33	1,826
Other current liabilities	453	44	279	(85)	-	-	691
Financial liabilities - current portion	856	21	201	-	-	49	1,127
Current derivatives	70	-	11	-	-	5	86
Tax liabilities	61	3	16	-	-	-	80
Total current liabilities (E2)	**2,752**	**156**	**900**	**(85)**	**-**	**87**	**3,810**
TOTAL LIABILITIES (E)	**8,368**	**325**	**2,168**	**(85)**	**-**	**88**	**10,864**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE (F)	**42**	**-**	**-**	**-**	**-**	**-**	**42**
TOTAL EQUITY AND LIABILITIES (D + E + F)	**13,249**	**405**	**3,728**	**(85)**	**-**	**99**	**17,396**

The following is a description of the pro-forma accounting entries made for the purpose of drawing up the pro-forma consolidated balance sheet.

a) The AEM Group at December 31, 2007

This column includes the consolidated balance sheet of AEM (now A2A) at December 31, 2007, taken from the draft consolidated financial statements at December 31, 2007 approved by the Management Board of A2A on March 27, 2008, which will be audited by the Independent Auditors, PricewaterhouseCoopers S.p.A..

b) The AMSA Group at December 31, 2007

This column includes the consolidated balance sheet of AMSA Holding S.p.A. at December 31, 2007, taken from the draft consolidated financial statements at December 31, 2007 approved by the Management Board of A2A on March 27, 2008. The consolidated financial statements of AMSA Holding S.p.A. at December 31, 2007 will be audited by the Independent Auditors, PricewaterhouseCoopers S.p.A..

c) The ASM Group at December 31, 2007

This column includes the consolidated balance sheet of ASM at December 31, 2007, taken from the draft consolidated financial statements at December 31, 2007 approved by the Management Board of A2A on March 27, 2008, which will be audited by the Independent Auditors, PricewaterhouseCoopers S.p.A..

d) Distribution of an extraordinary dividend

The AEM/ASM Merger Plan provides for the distribution by ASM to its own shareholders of an extraordinary dividend of 0.11 euro per ASM share; the amount was approved prior to December 31, 2007, but paid with a value date after January 1, 2008. The pro-forma balance sheet and financial figures take account of this outlay even if it took place after December 31. The total amount of the dividend came to around 85 million euro.

e) Balance sheet effects of the Merger

This column shows the pro-forma accounting effects of the Merger between AEM/AMSA and AEM/ASM.
As regards the Merger between AEM and AMSA, given the method of accounting described previously, the consolidated equity of AEM increased as a result of the AEM/AMSA merger by the amount of AMSA's consolidated equity as of January 1, 2008 (the date on which AEM (now A2A) acquired control of AMSA's assets and liabilities).
In particular, AEM's share capital went up by 50 million euro and at the same time AMSA's shares were cancelled for a total of 52 million euro: this involved issuing 97,105,010 ordinary AEM shares (of par value 0.52 euro) and cancelling 9,643,000 AMSA shares (of par value 5.41 euro) according to the share exchange rate of 10.07 AEM shares for every AMSA share.

The 2 million euro difference in the aggregate share capital of AEM/AMSA was offset by an equivalent increase in "other reserves and result".

As regards the Merger between AEM and ASM, given the method of accounting described previously, the consolidated equity of AEM (now A2A) increased as a result of the AEM/ASM merger by the amount of ASM's consolidated equity as of January 1, 2008 (the date that the Merger between AEM and ASM took effect).
In particular, based on the figures at December 31, 2007, AEM's share capital went up by around 642 million euro and at the same time ASM's shares were cancelled for a total of 769 million euro (i.e. the share capital of 774 million euro, net of the treasury shares of 5 million euro): this involved issuing 1,235,752,867 AEM S.p.A. (now A2A) shares of par value 0.52 euro and the cancellation of 772,345,542 ASM S.p.A. shares of par value 1.00 euro, based on the share exchange ratio of 1.60 AEM shares for each ASM share. In accordance with the law, the treasury shares held by ASM (1,959,816 at December 31, 2007) are not involved in the share exchange.

The 131 million euro difference in the aggregate share capital of AEM/ASM, net of the elimination of ASM's treasury shares (5 million euro), was offset by an increase in "other reserves and result" of 126 million euro.

As a result of these Operations, the total effects on the balance sheet were as follows:

- a negative change in the aggregate "share capital" of 133 million euro;
- cancellation of ASM's treasury shares for 5 million euro;
- a positive change in "Other reserves and result" of 128 million euro.

The Operations explained above increased the share capital of AEM S.p.A. (now A2A S.p.A.) from 936 million euro to 1,629 million euro and the number of shares in AEM S.p.A. (now A2A S.p.A.) from 1,800,047,400 to 3,132,905,277.

f) Elimination of reciprocal balances and other pro-forma entries

Prior to the Operations, AEM and ASM held 40% and 30% respectively of Plurigas and had joint control over it together with a third shareholder in accordance with specific shareholder agreements. Both AEM and ASM therefore consolidated their investment in Plurigas on a proportional basis. On completion of the Operations, AEM (now A2A) will hold 70% of Plurigas and will therefore have control over it.

This column therefore shows the effects of consolidating Plurigas on a line-by-line basis. In particular, the 30% of the assets and liabilities pertaining to the minority shareholder was shown separately, as was their share of the equity.
This column also shows the elimination of the debit and credit balance between AEM and ASM and between AEM and AMSA at December 31, 2007.

g) Pro-forma financial statements of A2A at December 31, 2007

This column shows the pro-forma assets and liabilities of A2A at December 31, 2007 as a result of the Operations.

Pro-forma consolidated income statement at December 31, 2007

The following table summarises the pro-forma accounting entries made when drawing up the pro-forma consolidated income statement at December 31, 2007.

INCOME STATEMENT - *Millions of euro*	AEM Group at 12 31 2007 a)	AMSA Group at 12 31 2007 b)	ASM Group at 12 31 2007 c)	Elimination of reciprocal balances and other pro-forma entries d)	Pro-forma financial statements of A2A at 12 31 2007 e)
Revenues from the sale of goods and services	7,011	321	2,134	277	9,743
Other operating income	198	9	152	1	360
Total revenues	**7,209**	**330**	**2,286**	**278**	**10,103**
Operating costs	5,463	109	1,771	265	7,608
Labour costs	273	158	124	4	559
Gross profit from operations	**1,473**	**63**	**391**	**9**	**1,936**
Amortisation, depreciation, provisions and writedowns	652	35	116	(1)	802
Profit from operations	**821**	**28**	**275**	**10**	**1,134**
Total financial costs	**(220)**	**(4)**	**(38)**	**(4)**	**(266)**
Gains and losses on valuation of investments at equity	1	-	82	-	83
Other non-operating profits/costs	-	-	-	-	-
Profit before tax	**602**	**24**	**319**	**6**	**951**
Income tax expense	115	18	94	2	229
Net profit (loss) of continuing operations, net of taxes	**487**	**6**	**225**	**4**	**722**
Net result from non-current assets sold or held for sale	(1)	-	-	-	(1)
Net profit	**486**	**6**	**225**	**4**	**721**
Minority interests	(194)	-	-	(6)	(200)
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	**292**	**6**	**225**	**(2)**	**521**

The following is a description of the pro-forma accounting entries made for the purpose of drawing up the pro-forma consolidated income statement for the year ended December 31, 2007.

a) The AEM Group at December 31, 2007

This column includes the consolidated income statement of AEM at December 31, 2007, taken from the draft consolidated financial statements at December 31, 2007 approved by the Management Board of A2A on March 27, 2008, which will be audited by the Independent Auditors, PricewaterhouseCoopers S.p.A..

b) The AMSA Group at December 31, 2007

This column includes the consolidated income statement of ASM at December 31, 2007, taken from the draft consolidated financial statements at December 31, 2007 approved by the Management Board of A2A on March 27, 2008. The consolidated financial statements at December 31, 2007 of AMSA will be audited by KPMG S.p.A..

c) The ASM Group at December 31, 2007

This column includes the consolidated income statement of ASM at December 31, 2007, taken from the draft consolidated financial statements at December 31, 2007 approved by the Management Board of A2A on March 27, 2008. The consolidated financial statements at December 31, 2007 will be audited by PricewaterhouseCoopers S.p.A..

d) Elimination of reciprocal balances and other pro-forma entries

This column shows the effects of line-by-line consolidation of Plurigas and of the simultaneous allocation of 30% of the net result to minority interests (as regards the pro-forma entry in question, see the comment on pro-forma entry f) to the pro-forma balance sheet at December 31, 2007), as well as the elimination of all transactions (revenues, costs, income and expenses) between AEM and ASM and between AEM and AMSA booked during the year ended December 31, 2007.

This column also includes the effect on financial management linked to the lower interest earned following the distribution of the extraordinary dividend (of 85 million euro) by ASM to

its own shareholders (as regards the pro-forma entry in question, see the comment on pro-forma entry d) to the pro-forma balance sheet at December 31, 2007). In any case, the decline in interest income amounts to around 2 million euro, net of the tax effect.

e) Pro-forma financial statements of A2A at December 31, 2007

This column shows the pro-forma income statement of A2A at December 31, 2007 as a result of the Operations.

Certification by the Manager in charge of preparing accounting documents

The Manager in charge of preparing accounting documents, Paolo Rundeddu, declares in accordance with article 154-bis, para. 2 of Decree 58/98, that the pro-forma figures at December 31, 2007 have been prepared on the basis of the 2007 financial statements of the AEM (now A2A), ASM and AMSA Holding Groups, the contents of which agree with the supporting documentation, books of account and accounting entries of the companies concerned.

a2a

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END